As filed with the Securities and Exchange Commission on December 12, 2016

Registration No. 333-213923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Magellan Petroleum Corporation

(Exact name of registrant as specified in its charter)

Delaware	1311	06-0842255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

(720) 484-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Antoine J. Lafargue

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

(720) 484-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

John A. Elofson, Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202-1500 (303) 892-7335	Meg A. Gentle Tellurian Investments Inc. 1201 Louisiana Street, Suite 3100 Houston, Texas 77002 (832) 962-4000	J. Wesley Dorman, Jr., Esq. Gray Reed & McGraw, P.C. 1300 Post Oak Boulevard, Suite 2000 Houston, Texas 77056 (713) 730-5937

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not distribute the common stock of Magellan Petroleum Corporation being registered pursuant to this joint proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to distribute or a solicitation of an offer to receive any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 12, 2016

Magellan Petroleum Corporation 1775 Sherman Street, Suite 1950 Denver, Colorado 80203	Tellurian Investments Inc. 1201 Louisiana Street, Suite 3100 Houston, Texas 77002

JOINT PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On August 2, 2016, Magellan Petroleum Corporation, a Delaware corporation (“Magellan”), Tellurian Investments Inc., a Delaware corporation (“Tellurian Investments”), and River Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Magellan (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”). Pursuant to the merger agreement, each outstanding share of common stock, par value $0.001 per share, of Tellurian Investments will be converted into the right to receive 1.300 shares of common stock of Magellan, and Merger Sub will merge with and into Tellurian Investments (the “merger”), with Tellurian Investments continuing as the surviving corporation and a direct subsidiary of Magellan. Except for adjustments made to reflect stock splits, share issuances and similar changes, this exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Based on the closing price of Magellan common stock on the NASDAQ Capital Market on August 2, 2016, the last trading day before public announcement of the merger, the aggregate value of the merger consideration payable to Tellurian Investments stockholders was approximately $159.3 million.

Shares of Magellan common stock outstanding before the merger is completed will remain outstanding and will not be exchanged, converted or otherwise changed in the merger. Magellan common stock is currently traded on the NASDAQ Capital Market under the symbol “MPET.” Tellurian Investments is a private company, and thus Tellurian Investments common stock is not traded on any established market. We urge you to obtain current market quotations of Magellan common stock.

We intend for the merger to qualify as a “reorganization” and/or a non-taxable exchange under U.S. federal tax law. Accordingly, Tellurian Investments stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of Tellurian Investments common stock for shares of Magellan common stock pursuant to the merger.

Based on the estimated number of shares of Magellan and Tellurian Investments common stock that will be outstanding immediately prior to the closing of the merger, we estimate that, upon such closing, existing Magellan stockholders will own approximately 4.0% of the Magellan common stock following the merger and former Tellurian Investments stockholders will own approximately 95.7% of the Magellan common stock following the merger.

Magellan and Tellurian Investments believe that the merger will be beneficial to their stockholders. In order to complete the transactions contemplated by the merger agreement, the Magellan stockholders and the Tellurian Investments stockholders must approve the merger and the other transactions contemplated by the merger agreement.

At a special meeting of Magellan stockholders to be held on [●], 2016, at [●] local time in the Lobby Conference Room of the Denver Financial Center, located at 1775 Sherman Street, Denver,

Colorado 80203, Magellan stockholders will be asked to vote on (1) a proposal to approve the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; (2) a proposal to approve the Magellan Petroleum Corporation 2016 Omnibus Incentive Compensation Plan (the “Magellan 2016 Plan”), including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Internal Revenue Code; (3) a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; (4) a proposal to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies; and (5) a proposal to ratify the appointment of EKS&H LLLP as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017. Approval of Magellan Proposals 1, 2, 3 and 5 requires the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on each respective proposal, assuming that a quorum is present. Approval of Magellan Proposal 4 requires the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting, regardless of whether there is a quorum. Only stockholders who hold shares of Magellan common stock at the close of business on [●], 2016, the record date for the Magellan special meeting, are entitled to vote at the meeting.

At a special meeting of Tellurian Investments stockholders to be held on [●], 2016, at [●] local time at the Petroleum Club located at 1201 Louisiana Street, 35th Floor, Houston, Texas 77002, Tellurian Investments stockholders will be asked to vote on a proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. Approval of the proposal requires the affirmative vote of holders of a majority of the outstanding shares of Tellurian Investments common stock entitled to vote thereon. Only stockholders who hold shares of Tellurian Investments common stock at the close of business on [●], 2016, the record date for the Tellurian Investments special meeting, are entitled to vote at the meeting.

This letter and the enclosed joint proxy statement/prospectus are being furnished to you in connection with the solicitation of proxies by the Magellan board of directors and the Tellurian Investments board of directors. Attached to this letter is an important document, a joint proxy statement/prospectus, containing detailed information about Magellan, Tellurian Investments, the proposed merger and the other transactions contemplated by the merger agreement, as well as the other matters to be considered at the Magellan and Tellurian Investments special meetings of stockholders. We urge you to read this document carefully and in its entirety.

Magellan’s board of directors recommends that you vote (1) “FOR” the approval of the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; (2) “FOR” the approval of the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Internal Revenue Code; (3) “FOR” the approval, on a non-binding advisory basis, of the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; (4) “FOR” the proposal to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies; and (5) “FOR” the ratification of the appointment of EKS&H LLLP as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

Tellurian Investments’ board of directors recommends that you vote “FOR” the approval of the merger and the transactions contemplated by the merger agreement, including the merger.

Your vote is very important. Whether or not you plan to attend the Magellan or Tellurian Investments special meeting of stockholders, please take the time to complete, sign, date, and return the applicable enclosed proxy card. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with your voting instruction card.

Please review the joint proxy statement/prospectus carefully. In particular, please carefully consider the matters discussed under “Risk Factors” beginning on page 29 of the joint proxy statement/prospectus. You can also obtain other information about Magellan and Tellurian Investments from documents Magellan has filed with the U.S. Securities and Exchange Commission.

Sincerely yours,

MAGELLAN PETROLEUM CORPORATION	TELLURIAN INVESTMENTS INC.
J. Robinson West Chairman of the Board of Directors	Charif Souki Chairman of the Board of Directors
Antoine J. Lafargue President and Chief Executive Officer	Meg A. Gentle President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the enclosed joint proxy statement/prospectus or passed upon the adequacy or accuracy of the joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on [●], 2016

To the Stockholders of Magellan Petroleum Corporation:

We will hold a special meeting of the stockholders of Magellan Petroleum Corporation, a Delaware corporation (“Magellan”), on [•], 2016, at [•] local time in the Lobby Conference Room of the Denver Financial Center, located at 1775 Sherman Street, Denver, Colorado 80203, for the following purposes:

1.	To vote on a proposal to approve the issuance of shares of Magellan common stock, par value $0.01 per share, to stockholders of Tellurian Investments Inc., a Delaware corporation (“Tellurian Investments”), contemplated by the Agreement and Plan of Merger, dated as of August 2, 2016, by and among Magellan, Tellurian Investments and River Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Magellan (“Merger Sub”), as that agreement may be amended from time to time (the “merger agreement”), a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part;

2.	To vote on a proposal to approve the Magellan Petroleum Corporation 2016 Omnibus Incentive Compensation Plan (the “Magellan 2016 Plan”), including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Internal Revenue Code, a copy of which plan is included as Annex C to the joint proxy statement/prospectus of which this notice is a part;

3.	To vote on a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger;

4.	To vote on a proposal to approve the adjournment of the Magellan special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Magellan special meeting to approve the other proposals contained in this notice; and

5.	To vote on a proposal to ratify the appointment of EKS&H LLLP as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

Only holders of record of Magellan common stock at the close of business on [•], 2016, the record date for the Magellan special meeting, are entitled to notice of and to vote at the meeting or any adjournment or postponement of the meeting. The merger and the other proposed transactions contemplated by the merger agreement cannot be completed unless Magellan stockholders approve the merger agreement.

Approval of Magellan Proposals 1, 2, 3 and 5 requires the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the

Magellan special meeting and entitled to vote on each respective proposal, assuming that a quorum is present. Approval of Magellan Proposal 4 requires the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting, regardless of whether there is a quorum.

Magellan’s board of directors recommends that you vote (1) “FOR” the approval of the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; (2) “FOR” the approval of the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Internal Revenue Code; (3) “FOR” the approval, on a non-binding advisory basis, of the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; (4) “FOR” the proposal to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies; and (5) “FOR” the ratification of the appointment of EKS&H LLLP as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

To ensure your representation at the Magellan special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum for the Magellan special meeting and avoid added solicitation costs. If your shares are held in “street name” by your broker or other nominee, only that holder can vote your shares, and the vote cannot be cast on any matter other than the proposal to ratify the appointment of EKS&H as the independent registered public accounting firm of Magellan, unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the Magellan special meeting.

By Order of the Board of Directors,

Antoine J. Lafargue, Corporate Secretary
[•], 2016

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger agreement, the merger or the other transactions contemplated by the merger agreement or passed upon the fairness or merits of the merger agreement, the merger or the other transactions contemplated by the merger agreement or upon the accuracy or adequacy of the information contained in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE MAGELLAN SPECIAL MEETING, PLEASE VOTE ALL PROXIES YOU RECEIVE. STOCKHOLDERS OF RECORD CAN VOTE ANY ONE OF THREE WAYS:

•	BY TELEPHONE: CALL THE TOLL-FREE NUMBER ON YOUR PROXY CARD TO VOTE BY PHONE;

•	VIA INTERNET: VISIT THE WEBSITE ON YOUR PROXY CARD TO VOTE VIA THE INTERNET; OR

•	BY MAIL: MARK, SIGN, DATE, AND MAIL YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

THE METHOD BY WHICH YOU DECIDE TO VOTE WILL NOT LIMIT YOUR RIGHT TO VOTE AT THE MAGELLAN SPECIAL MEETING. IF YOU LATER DECIDE TO ATTEND THE MAGELLAN SPECIAL MEETING IN PERSON, YOU MAY VOTE YOUR SHARES EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY.

IF YOU HOLD YOUR SHARES THROUGH A BANK, BROKER OR OTHER NOMINEE, YOU MUST FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY THE NOMINEE. IN ADDITION, YOU MUST OBTAIN A PROXY, EXECUTED IN YOUR FAVOR, FROM THE NOMINEE TO BE ABLE TO VOTE AT THE MAGELLAN SPECIAL MEETING. YOU MAY BE ABLE TO VOTE VIA THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS THE NOMINEE PROVIDES.

Tellurian Investments Inc.

1201 Louisiana Street, Suite 3100

Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on [•], 2016

To the Stockholders of Tellurian Investments Inc.:

We will hold a special meeting of the stockholders of Tellurian Investments Inc., a Delaware corporation (“Tellurian Investments”), on [•], 2016, at [•] local time at the Petroleum Club located at 1201 Louisiana Street, 35th Floor, Houston, Texas 77002, for the following purposes:

1.	To vote on a proposal to approve the merger contemplated by the Agreement and Plan of Merger, dated as of August 2, 2016, by and among Magellan Petroleum Corporation (“Magellan”), Tellurian Investments and River Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Magellan (“Merger Sub”), as that agreement may be amended from time to time (the “merger agreement”), a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part; and

2.	To approve any adjournments or postponements of the meeting.

Only holders of record of Tellurian Investments common stock at the close of business on [•], 2016, the record date for the Tellurian Investments special meeting, are entitled to notice of and to vote at the meeting or any adjournment or postponement of the meeting. The merger and the other proposed transactions contemplated by the merger agreement cannot be completed unless Tellurian Investments stockholders approve the merger agreement. Tellurian Investments stockholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL or Delaware law, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Tellurian Investments common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into Magellan stock, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law. For more information regarding appraisal rights, see “The Merger—Appraisal Rights” beginning on page 102 of the joint proxy statement/prospectus of which this notice is a part. In addition, a copy of Section 262 of the DGCL is attached to such joint proxy statement/prospectus as Annex D.

Approval of Tellurian Investments Proposal 1 requires the affirmative vote of holders of a majority of the outstanding shares of Tellurian Investments common stock entitled to vote thereon.

Tellurian Investments’ board of directors recommends that you vote “FOR” the approval of the merger and the transactions contemplated by the merger agreement, including the merger.

To ensure your representation at the Tellurian Investments special meeting, please complete and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but will help to secure a quorum for the Tellurian Investments special meeting and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the Tellurian Investments special meeting.

By Order of the Board of Directors,

Christopher Daniels, Corporate Secretary
[•], 2016

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger agreement, the merger or the other transactions contemplated by the merger agreement or passed upon the fairness or merits of the merger agreement, the merger or the other transactions contemplated by the merger agreement or upon the accuracy or adequacy of the information contained in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE TELLURIAN INVESTMENTS SPECIAL MEETING, PLEASE VOTE ALL PROXIES YOU RECEIVE. STOCKHOLDERS OF RECORD CAN VOTE BY MAIL. TO VOTE BY MAIL, MARK, SIGN, DATE, AND MAIL YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

IF YOU LATER DECIDE TO ATTEND THE TELLURIAN INVESTMENTS SPECIAL MEETING IN PERSON, YOU MAY VOTE YOUR SHARES EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY BY NOTIFYING THE CORPORATE SECRETARY IN WRITING PRIOR TO THE VOTING OF THE PROXY.

ADDITIONAL INFORMATION

Pursuant to Rule 411 under the Securities Act of 1933, as amended (the “Securities Act”), this joint proxy statement/prospectus incorporates by reference the complete terms of particular portions of certain documents that are summarized in this joint proxy statement/prospectus. You can obtain complete copies of the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from Magellan at the following address and telephone number:

Antoine J. Lafargue, Corporate Secretary

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

Telephone: (720) 484-2400

Investors may also consult Magellan’s or Tellurian Investments’ website for more information about Magellan or Tellurian Investments, respectively. Magellan’s website is www.magellanpetroleum.com. Tellurian Investments’ website is www.tellurianinvestments.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

If you would like to request any documents, please do so by [•], 2016 in order to receive them before the respective special meetings of stockholders. If you request any documents, Magellan or Tellurian Investments will mail them to you by first class mail, or another equally prompt means, after receipt of your request.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 162.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Magellan, constitutes a prospectus of Magellan under the Securities Act, with respect to the shares of Magellan common stock to be issued to Tellurian Investments stockholders in connection with the merger. This joint proxy statement/prospectus also constitutes a proxy statement for Magellan under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Magellan stockholders and a notice of meeting with respect to the special meeting of Tellurian Investments stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Neither Magellan nor Tellurian Investments has authorized anyone to give any information or make any representation about the merger, Magellan or Tellurian Investments that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone distributes this type of information, you should not rely on it. This joint proxy statement/prospectus is dated December 12, 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this joint proxy statement/prospectus to Magellan stockholders or Tellurian Investments stockholders nor the issuance by Magellan of shares of common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding Magellan has been provided by Magellan and information contained in this joint proxy statement/prospectus regarding Tellurian Investments has been provided by Tellurian Investments.

All references in this joint proxy statement/prospectus to “Magellan” refer to Magellan Petroleum Corporation, a Delaware corporation; all references in this joint proxy statement/prospectus to “Merger Sub” refer to River Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Magellan formed for the sole purpose of effecting the merger; all references in this joint proxy statement/prospectus to “Tellurian Investments” refer to Tellurian Investments Inc., a Delaware corporation; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we,” “our” and “us” refer to Magellan and Tellurian Investments collectively; and, unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of August 2, 2016, as amended, by and among Magellan Petroleum Corporation, Tellurian Investments Inc. and River Merger Sub, Inc., which is incorporated by reference into this joint proxy statement/prospectus and a copy of which is included as Annex A to this joint proxy statement/prospectus. Magellan and Tellurian Investments, subject to and following completion of the merger, are sometimes referred to in this joint proxy statement/prospectus as the “combined company.”

Page

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES AND THE MEETINGS	1

SUMMARY	13

POST-MERGER BUSINESS STRATEGY	24

MARKET PRICE INFORMATION	26

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	27

RISK FACTORS	29

Risks Relating to the Merger	29

Risks Relating to Magellan’s Business and Common Stock	34

Risks Relating to Tellurian Investments’ Business	49

Risks Relating to the Combined Company Relating to the Merger	59

THE COMPANIES	61

Magellan Petroleum Corporation	61

River Merger Sub, Inc.	63

Tellurian Investments Inc.	63

THE MAGELLAN MEETING	67

Date, Time and Place	67

Purpose of the Magellan Meeting	67

Recommendation of the Magellan Board of Directors	67

Record Date and Voting	68

Quorum; Voting	68

Voting by Magellan Directors and Executive Officers	69

Required Vote	69

Adjournment and Postponement	69

Voting Methods	69

Revocability of Proxies	70

Solicitation of Proxies	71

No Exchange of Certificates	71

Assistance	71

THE TELLURIAN INVESTMENTS MEETING	72

Date, Time and Place	72

Purpose of the Tellurian Investments Meeting	72

Recommendation of the Tellurian Investments Board of Directors	72

Record Date and Voting	72

Quorum; Voting	72

Voting by Tellurian Investments Directors and Executive Officers	73

Required Vote	73

Adjournment and Postponement	73

Voting Methods	73

Revocability of Proxies	74

i

Exchange of Certificates	74

Assistance	74

THE MERGER	75

Effects of the Merger	75

Background of the Merger	75

Magellan’s Reasons for the Merger; Recommendation of the Magellan Board of Directors and Special Committee	81

Opinion of Magellan’s Financial Advisor	84

Interests of Magellan Directors and Executive Officers in the Merger	92

Tellurian Investments’ Reasons for the Merger; Recommendation of the Tellurian Investments Board of Directors	94

Interests of Tellurian Investments Directors and Executive Officers in the Merger	94

Combined Company’s Board of Directors and Management Following the Merger	95

Pension/Retirement Benefits	100

Additional Benefit Programs	101

Equity-Based Compensation	101

Regulatory Clearances Required for the Merger	101

Treatment of Magellan Equity Awards	101

Treatment of Tellurian Investments Equity Awards	101

Dividend Policies	102

Listing of Shares of Magellan Common Stock	102

Appraisal Rights	102

THE MERGER AGREEMENT	107

Terms of the Merger; Merger Consideration	107

Completion of the Merger	108

Exchange of Shares in the Merger	108

Representations and Warranties	109

Conduct of Business by Magellan and Tellurian Investments Pending Closing	110

No Solicitation	111

Indemnification and Insurance	112

Additional Covenants	112

Conditions to the Completion of the Merger	112

Summary of Employment Contract Term Sheet of Mr. Lafargue	113

Termination of the Merger Agreement	114

Termination Fee	114

Reverse Termination Fee	115

Amendment of the Merger Agreement	115

Officers of the Combined Company	116

Proposed Directors of the Combined Company	118

PROPOSALS FOR THE MAGELLAN SPECIAL MEETING	121

Magellan Proposal 1: Issuance of Shares of Magellan Common Stock	121

Magellan Proposal 2: Approval of the Magellan 2016 Plan	121

Magellan Proposal 3: Advisory (Non-Binding) Vote on Golden Parachute Compensation	133

Magellan Proposal 4: Possible Adjournment of the Magellan Special Meeting	133

Magellan Proposal 5: Ratification of Appointment of EKS&H LLLP as the Independent Registered Public Accounting Firm of Magellan	134

PROPOSAL FOR THE TELLURIAN INVESTMENTS SPECIAL MEETING	136

Tellurian Investments Proposal 1: Approval of Merger Agreement	136

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	137

ACCOUNTING TREATMENT	139

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND EXECUTIVE MANAGEMENT OF MAGELLAN	140

Security Ownership of Management	140

Other Security Holders	140

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND EXECUTIVE MANAGEMENT OF TELLURIAN INVESTMENTS	142

Security Ownership of Management	142

Other Security Holders	143

PRO FORMA BENEFICIAL OWNERSHIP OF MAGELLAN UPON COMPLETION OF THE MERGER	144

MARKET PRICE, DIVIDEND AND OTHER INFORMATION	147

Stock Prices	147

Number of Stockholders	147

Dividends	147

Reverse Stock Split	148

Equity Compensation Plan Information	148

DESCRIPTION OF MAGELLAN CAPITAL STOCK	150

Authorized Common Stock	150

Voting Rights	150

Dividend and Distribution Rights	150

No Preemptive, Conversion, or Redemption Rights	150

Registrar and Transfer Agent	151

Magellan Preferred Stock and Tellurian Investments Preferred Stock	151

Anti-Takeover Provisions in Magellan’s Certificate of Incorporation and Bylaws	152

Anti-Takeover Provisions of Delaware Law	152

COMPARISON OF RIGHTS OF MAGELLAN STOCKHOLDERS AND TELLURIAN INVESTMENTS STOCKHOLDERS	154

APPRAISAL RIGHTS	162

LEGAL MATTERS	162

EXPERTS	162

Magellan	162

Tellurian Services	162

OTHER MATTERS PRESENTED AT THE MEETINGS	162

WHERE YOU CAN FIND MORE INFORMATION	162

FINANCIAL STATEMENTS OF TELLURIAN INVESTMENTS AND TELLURIAN SERVICES LLC	F-1

Historical Condensed Consolidated Financial Statements of Tellurian Investments Inc.	F-1

Historical Consolidated Financial Statements of Tellurian Services LLC	F-24

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tellurian Investments Inc.	F-37

FINANCIAL STATEMENTS OF MAGELLAN	G-1

Historical Consolidated Financial Statements of Magellan	G-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Magellan	G-108

PRO FORMA FINANCIAL INFORMATION OF MAGELLAN	H-1

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Magellan Petroleum Corporation	H-1

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements	H-7

ANNEXES

Annex A: Merger Agreement	A-1

Annex B: Petrie Partners Securities, LLC Fairness Opinion	B-1

Annex C: Magellan Petroleum Corporation 2016 Omnibus Incentive Compensation Plan	C-1

Annex D: Section 262 of the General Corporation Law of the State of Delaware	D-1

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES AND THE MEETINGS

The following are some questions that you, as a Magellan stockholder or a Tellurian Investments stockholder, may have regarding the merger and the other matters being considered at the special meetings, as well as the answers to those questions. Magellan and Tellurian Investments urge you to read carefully the remainder of this joint proxy statement/prospectus—including any documents incorporated by reference—and the Annexes in their entirety because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the special meetings. See “Where You Can Find More Information” beginning on page 162.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Magellan and Tellurian Investments have entered into a merger agreement, pursuant to which each outstanding share of common stock, par value $0.001 per share, of Tellurian Investments will be converted into the right to receive 1.300 shares of common stock of Magellan, and Merger Sub will merge with and into Tellurian Investments (the “merger”), with Tellurian Investments continuing as the surviving corporation and a direct subsidiary of Magellan.

In order to complete the merger, among other conditions,

•	Magellan stockholders must approve the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; and

•	Tellurian Investments stockholders must approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Magellan and Tellurian Investments will hold separate special meetings of their stockholders to obtain these approvals. This joint proxy statement/prospectus contains and incorporates by reference important information about Magellan and Tellurian Investments, the merger agreement, the merger, the other transactions contemplated by the merger agreement, and the Magellan and Tellurian Investments special meetings of stockholders. You should read all of the available information carefully and in its entirety.

Q:	What effect will the merger have?

A:	If the merger is completed, Tellurian Investments will become a subsidiary of Magellan and Tellurian Investments common stockholders will become stockholders of Magellan.

Following the merger, the common stockholders of Magellan and Tellurian Investments will be the common stockholders of the combined company.

Immediately following the closing of the transactions contemplated by the merger agreement, Magellan expects to file a certificate of amendment to Magellan’s restated certificate of incorporation and to amend Magellan’s bylaws for the purpose of effecting a name change of the company from “Magellan Petroleum Corporation” to “Tellurian Inc.” Pursuant to Section 242(b)(1) of the General Corporation Law of the State of Delaware, which we refer to as the DGCL or Delaware law, and the bylaws of Magellan, the name change will not require stockholder approval but will need to be approved by the board of directors of the combined company. The name change will not affect the rights of Magellan’s existing stockholders. There will be no other changes to the certificate of incorporation or bylaws of Magellan in connection with the name change.

Q:	What will I receive in the merger?

A:	Magellan stockholders: Regardless of whether the merger is completed, Magellan stockholders will retain the Magellan common stock that they currently own. They will not receive any merger consideration, and they will not receive any additional shares of Magellan common stock in the merger.

Tellurian Investments stockholders: If the merger is completed, Tellurian Investments common stockholders will receive 1.300 shares of Magellan common stock for each share of Tellurian Investments common stock that they hold immediately prior to the effective time of the merger (other than shares of Tellurian Investments common stock held by any holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL, as described in this joint proxy statement/prospectus). If a holder of Tellurian Investments common stock is entitled to receive any fractional shares of Magellan stock, such holder will receive such fractional share.

Q:	How will Magellan equity awards be treated?

A:	Certain current and former Magellan employees, officers and directors hold equity compensation plan awards under the Magellan Petroleum Corporation 1998 Stock Incentive Plan (the “Magellan 1998 Plan”) or the Magellan Petroleum Corporation 2012 Omnibus Incentive Compensation Plan (the “Magellan 2012 Plan”). At the closing of the transactions contemplated by the merger agreement, any outstanding options held by Magellan current and former employees, officers and directors will remain exercisable for such period of time as provided in the applicable award agreement and the Magellan 1998 Plan or the Magellan 2012 Plan. The vesting of awards to current and former Magellan employees, officers and directors will be accelerated as a result of the merger, in accordance with the terms of the applicable award agreement and the merger agreement.

Q:	What is the value of the merger consideration?

A:	Because Magellan will issue 1.300 shares of Magellan common stock in exchange for each share of Tellurian Investments common stock outstanding immediately prior to the merger, the value of the merger consideration that Tellurian Investments stockholders receive will depend on the price per share of Magellan common stock at the effective time of the merger. That price will not be known at the time of the special meetings and may be greater or less than the current price or the price at the time of the special meetings. We urge you to obtain current market quotations of Magellan common stock. See “Risk Factors” beginning on page 29.

Q:	What are the principal conditions of the proposed merger?

A:	The merger and the other transactions contemplated by the merger agreement require the approval of Magellan and Tellurian Investments stockholders. Magellan and Tellurian Investments are holding special meetings of stockholders to obtain the requisite approval. The other principal conditions of the merger include the following:

•	the accuracy of each party’s representations and warranties contained in the merger agreement and each party’s compliance with its covenants and agreements contained in the merger agreement in all material respects;

•	all directors and officers of Magellan and each Magellan subsidiary shall have resigned, except for any person(s) that might be designated by Tellurian Investments;

•	Antoine J. Lafargue, Magellan’s current President and Chief Executive Officer, shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release (i) will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the Tellurian Investments disclosure schedule to the merger agreement and (ii) will not affect any right of Mr. Lafargue to indemnification and insurance as provided in the merger agreement; and

•	shares of Magellan common stock to be issued in the merger shall have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance.

For a description of the other terms and conditions of the merger, please see “The Merger Agreement” beginning on page 107 of this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Q:	Will the proposed transactions result in a change in control of Magellan?

A:	Yes. Assuming the transactions contemplated by the merger agreement are completed, all of Magellan’s board of directors positions will be nominees of Tellurian Investments, and Magellan’s executive officers will be comprised primarily of the present executive officers of Tellurian Investments. The present holders of Magellan common stock, former Tellurian Investments stockholders and Petrie Partners Securities, LLC (Magellan’s financial advisor) will own approximately 4.0%, 95.7% and 0.3%, respectively, of Magellan common stock after the merger.

Q:	Who will serve on the Magellan board of directors following the completion of the merger?

A:	The merger agreement provides that, upon completion of the merger, all directors of Magellan will have resigned, and Magellan will appoint to its board of directors five members of the Tellurian Investments board of directors and two other persons designated by Tellurian Investments. It is anticipated that, following the completion of the merger, the Magellan board of directors will have seven members, consisting of the Tellurian Investments designees described above.

Q:	Who will serve as executive management of Magellan following the completion of the merger?

A:	The combined company will be led by its Chairman, Charif Souki; Executive Vice Chairman, Martin Houston; President and Chief Executive Officer, Meg A. Gentle; Executive Vice President and Chief Operating Officer, R. Keith Teague; Senior Vice President and Chief Financial Officer, Antoine J. Lafargue; General Counsel, Daniel A. Belhumeur; Corporate Secretary, Christopher Daniels; Senior Vice President—Projects, Howard Candelet; Senior Vice President—Gas Supply, Mark Evans; and Senior Vice President—LNG Trading, Tarek Souki.

Q:	What am I voting on?

A:

Magellan stockholders: Magellan stockholders are voting on (1) a proposal to approve the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; (2) a proposal to approve the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the

Internal Revenue Code of 1986, as amended (the “Code”); (3) a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; (4) a proposal to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies; and (5) a proposal to ratify the appointment of EKS&H LLLP (“EKS&H”) as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

Tellurian Investments stockholders: Tellurian Investments stockholders are voting on a proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Q:	What vote is required to approve these proposals?

A:	Magellan stockholders: In order for the proposals to be voted on at the Magellan special meeting, a “quorum” of the shares must be present. A quorum is 33 1⁄3% of the issued and outstanding shares of Magellan common stock. All shares of Magellan common stock held by stockholders who are present in person or by proxy will count towards a quorum, including Magellan shares held by stockholders who are present in person at the Magellan special meeting but not voting, and Magellan shares for which Magellan has received proxies indicating that their holders have abstained. Shares of Magellan common stock held by stockholders who are not present in person or by proxy will not be counted towards a quorum.

Each of Magellan Proposal 1 (to approve the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger), Magellan Proposal 2 (to approve the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Code), Magellan Proposal 3 (to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger), and Magellan Proposal 5 (to ratify the appointment of EKS&H as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017) will require the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on each respective proposal, assuming that a quorum is present. Magellan Proposal 1 is referred to as the “merger proposal,” Magellan Proposal 2 is referred to as the “plan proposal,” and Magellan Proposal 3 is referred to as the “compensation proposal.” Magellan Proposal 4 (to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies) will require the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on the proposal, regardless of whether there is a quorum. See “The Magellan Meeting—Quorum” for a description of the effect of “broker non-votes” and abstentions on the outcome of each vote.

Tellurian Investments stockholders: In order for the proposal to be voted on at the Tellurian Investments special meeting, a “quorum” of the shares must be present. A quorum is a majority of the issued and outstanding shares of Tellurian Investments common stock. All shares of Tellurian Investments common stock held by stockholders who are present in person or by proxy will count towards a quorum, including Tellurian Investments shares held by stockholders who are present in person at the Tellurian Investments special meeting but not voting, and Tellurian Investments shares for which Tellurian Investments has received proxies indicating that their holders have abstained. Shares of Tellurian Investments common stock held by stockholders who are not present in person or by proxy will not be counted towards a quorum.

Tellurian Investments Proposal 1—to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement—will require the affirmative vote of holders of a majority of the outstanding shares of Tellurian Investments common stock entitled to vote thereon. See “The Tellurian Investments Meeting—Quorum” for a description of the effect of abstentions on the outcome of each vote.

Q:	When do you expect the merger to be completed?

A:	The parties will complete the transactions contemplated by the merger agreement when all of the conditions to the completion of the transactions, as provided in the merger agreement, are satisfied or waived. The parties anticipate closing the transactions as soon as possible after approval by the Magellan and Tellurian Investments stockholders of the proposal regarding the transactions contemplated by the merger agreement.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, the Tellurian Investments common stock will not be converted into the right to receive Magellan common stock, and Tellurian Investments common stockholders will continue to hold Tellurian Investments common stock.

If the merger agreement is terminated by Magellan to accept a “superior proposal,” or by Tellurian Investments because Magellan has breached its obligation not to solicit an alternative proposal after the execution of the merger agreement or because the Magellan board of directors has changed its recommendation that stockholders approve the merger, then Magellan will be required to pay a termination fee to Tellurian Investments for any and all third-party transaction fees and expenses incurred by Tellurian Investments with the drafting, negotiation, execution and delivery of the merger agreement and related documents (including fees and expenses for attorneys, accountants and other advisors), subject to a maximum of $1,000,000 in the aggregate. A termination fee may also be payable by Magellan to Tellurian Investments in some circumstances in which an alternative proposal is made, the merger fails to close and Magellan subsequently agrees to an alternative proposal.

If the merger agreement is terminated by Magellan or Tellurian Investments because the Tellurian Investments stockholders do not approve the merger at their special meeting, or by Magellan because Tellurian Investments does not use commercially reasonable efforts to secure the approval for the listing of the Magellan shares on the NASDAQ Capital Market, then Tellurian Investments will be required to pay a reverse termination fee to Magellan of $1,000,000.

In addition, should the merger with Tellurian Investments not close, Magellan will need to pursue other alternatives, including other potential merger candidates, in order to continue as a going concern.

See the sections entitled “The Merger Agreement—Termination of the Merger Agreement,” “The Merger Agreement—Termination Fee” and “The Merger Agreement—Reverse Termination Fee” of this joint proxy statement/prospectus for a discussion of these and other rights of each of Magellan and Tellurian Investments to terminate the merger agreement.

Q:	Do I need to do anything with my shares of common stock other than vote for proposals at the special meetings of stockholders?

A:	Magellan stockholders: If you are a Magellan stockholder, after the merger is completed, you are not required to take any action with respect to your shares of Magellan common stock.

Tellurian Investments stockholders: If you are a Tellurian Investments stockholder, after the merger is completed, each share of Tellurian Investments common stock that you hold will be converted automatically into the right to receive 1.300 shares of Magellan common stock. You do not need to take any action at this time. After the merger is completed, you will receive instructions on how to exchange your shares.

Q:	Are stockholders entitled to appraisal rights?

A:	The holders of Magellan common stock are not entitled to appraisal rights in connection with the merger under Delaware law. Tellurian Investments stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Tellurian Investments common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into Magellan stock, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

For more information regarding appraisal rights, see “The Merger—Appraisal Rights” beginning on page 102 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex D.

Q:	Why are Magellan stockholders being asked to approve the Magellan 2016 Plan?

A:	The Magellan 2016 Plan is being proposed to revise and replace the Magellan 2012 Plan. The primary updates will include increasing the number of shares available for issuance, changing the material terms of the performance goals under the Magellan 2016 Plan, and making additional changes that the Magellan board of directors believes will better align Magellan’s incentive compensation with the proposed direction of Magellan after the merger. As part of the plan proposal and as required under Section 162(m) of the Code and related regulations, Magellan stockholders are being asked to approve the material terms of the performance goals (including the business criteria on which any qualified performance goals are based) under the Magellan 2016 Plan so that awards made by the Compensation, Nominating and Governance Committee of the board of directors of the combined company (the “CNG Committee”) to employees and officers can qualify as performance-based compensation deductible under Section 162(m) of the Code. For more information regarding the Magellan 2016 Plan, see “Proposals for the Magellan Special Meeting—Magellan Proposal 2: Approval of the Magellan 2016 Plan” beginning on page 121 of this joint proxy statement/prospectus.

Q:	In making awards intended to meet the standards of Section 162(m) of the Code, what may the CNG Committee base performance goal(s) on?

A:	For purposes of Section 162(m) of the Code, the business criteria upon which any qualified performance goals are based are:

Financial Goals:	• Earnings • Revenues • Debt level • Cost reduction targets • Interest-sensitivity gap levels • EBITDAX or adjusted EBITAX	• Earnings per share • Cash flow from operations • Equity ratios • Capital expended • Weighted average cost of capital • Return on assets	• Net income • Free cash flow • Expenses • Working capital • Operating or profit margin • Return on equity or capital employed

Operating Goals:	• Engineering milestones • Construction milestones • Regulatory milestones • Execution of engineering, procurement and construction agreements • Completion of regulatory filings

•   Receipt of and compliance with regulatory approvals

•   Receipt of a commitment of financing or refinancing

•   Closing of financing or refinancing

•   Reaching Final Investment Decision

•   Execution of commercial agreements

• Completion of construction milestones • Achievement of safety standards • Operating efficiency • Production targets • Fuel usage • Cost of production • Management of risk

Corporate and Other Goals:	• Total stockholder return • Asset quality levels • Investments • Satisfactory internal or external audits • Achievement of balance sheet or income statement objectives	• Market share • Assets • Asset sale targets • Value of assets • Employee retention/attrition rates • Improvements of financial ratings	• Charge-offs • Non-performing assets • Fair market value of common stock • Regulatory compliance • Safety targets • Economic value added • MMBTU growth per net debt adjusted share

Q:	Why are Magellan stockholders being asked to cast a non-binding advisory vote on the compensation proposal?

A:	In accordance with the rules promulgated by the SEC under Section 14A of the Exchange Act, Magellan is providing its stockholders with the opportunity to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger, as disclosed in “The Merger—Interests of Magellan Directors and Executive Officers in the Merger” and “Proposals for the Magellan Special Meeting—Magellan Proposal 3: Advisory (Non-Binding) Vote on Golden Parachute Compensation.”

Q:	What will happen if Magellan stockholders do not approve the compensation proposal?

A:	The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, Magellan stockholders may vote to approve and adopt the merger proposal and vote not to approve the compensation proposal, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Magellan or Tellurian Investments. Accordingly, if the merger agreement is approved and adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.

Q:	When and where will the special meetings of stockholders be held?

A:	Magellan stockholders: The special meeting of Magellan stockholders will take place on [●], 2016, at [●] local time in the Lobby Conference Room of the Denver Financial Center, located at 1775 Sherman Street, Denver, Colorado 80203.

Tellurian Investments stockholders: The special meeting of Tellurian Investments stockholders will take place on [●], 2016, at [●] local time at the Petroleum Club located at 1201 Louisiana Street, 35th Floor, Houston, Texas 77002.

Q:	Who can attend and vote at the special meetings of stockholders?

A:	Magellan stockholders: Only holders of record of Magellan common stock at the close of business on [●], 2016, the record date for the special meeting of Magellan stockholders, are entitled to vote at the meeting or any adjournment or postponement of the meeting. As of the record date, there were [●] shares of Magellan common stock issued and outstanding and entitled to vote at the special meeting of Magellan stockholders. Each outstanding share of Magellan common stock on the record date is entitled to one vote on each matter properly brought before the Magellan special meeting.

Tellurian Investments stockholders: Only holders of record of Tellurian Investments common stock at the close of business on [●], 2016, the record date for the special meeting of Tellurian Investments stockholders, are entitled to vote at the meeting or any adjournment or postponement of the meeting. As of the record date, there were [●] shares of Tellurian Investments common stock issued and outstanding and entitled to vote at the special meeting of Tellurian Investments stockholders. Each outstanding share of Tellurian Investments common stock on the record date is entitled to one vote on each matter properly brought before the Tellurian Investments special meeting.

Q:	How may I vote at the special meetings of stockholders?

A:	Magellan stockholders: You may vote using any of the following methods:

1.	IN PERSON

•	Attend the Magellan special meeting and vote in person.

2.	BY MAIL

•	Mark, sign and date your proxy card and return it in the postage-paid envelope provided. The named proxies will vote your stock according to your directions. If you submit a signed proxy card without indicating your vote, the person voting the proxy will vote your stock in favor of the proposals.

3.	BY TELEPHONE: Call toll free 1-800-690-6903

•	Vote your proxy 24 hours a day, 7 days a week, until 11:59 p.m. Eastern Standard Time on [●], 2016.

•	Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions the voice provides you.

4.	BY INTERNET: http://www.proxyvote.com

•	Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 11:59 p.m. Eastern Standard Time on [●], 2016.

•	Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

If you hold your shares through a broker or other nominee, you must follow the voting instructions provided to you by your broker or nominee. In addition, to attend the Magellan special meeting, you must obtain a proxy, executed in your favor, from the broker or nominee to be able to vote at the meeting.

Tellurian Investments stockholders: You may vote using any of the following methods:

1.	IN PERSON

•	Attend the Tellurian Investments special meeting and vote in person.

2.	BY MAIL

•	Mark, sign and date your proxy card and return it in the postage-paid envelope provided. The named proxies will vote your stock according to your directions. If you submit a signed proxy card without indicating your vote, the person voting the proxy will vote your stock in favor of the proposals.

Q:	Can I revoke or change my proxy?

A:	Magellan stockholders: You may revoke your proxy at any time before the vote is taken at the special meeting of Magellan stockholders. If you have not voted through a broker or other nominee, you may revoke your proxy by:

1.	giving written notice of revocation no later than the commencement of the Magellan special meeting to Magellan’s Corporate Secretary, Antoine J. Lafargue:

•	if before commencement of the meeting on the date of the meeting, by personal delivery in the Lobby Conference Room of the Denver Financial Center, located at 1775 Sherman Street, Denver, Colorado 80203; and

•	if delivered before the date of the meeting, at Magellan’s offices, 1775 Sherman Street, Suite 1950, Denver, Colorado 80203; or

2.	delivering no later than the commencement of the Magellan special meeting a properly executed, later-dated proxy; or

3.	voting in person at the Magellan special meeting; however, simply attending the meeting without voting will not revoke an earlier proxy.

Delivering a proxy will in no way limit your right to vote at the Magellan special meeting if you later decide to attend in person. If your stock is held in the name of a broker or other nominee, you must obtain a proxy, executed in your favor, to be able to vote at the Magellan special meeting, and must follow instructions provided to you by your broker or nominee to revoke or change your vote. If no direction is given and the proxy is validly executed, the stock represented by the proxy will be voted in favor of each proposal described herein. The persons authorized under the proxies will vote upon any other business that may properly come before the Magellan special meeting according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. Other than the matters described herein, Magellan does not anticipate that any matters will be raised at the Magellan special meeting.

Tellurian Investments stockholders: You may revoke your proxy at any time before the vote is taken at the special meeting of Tellurian Investments stockholders. You may revoke your proxy by:

1.	giving written notice of revocation no later than the voting of the proxy at the Tellurian Investments special meeting to Tellurian Investments’ Corporate Secretary, Christopher Daniels:

•	if before the voting of the proxy on the date of the meeting, by personal delivery at the Petroleum Club located at 1201 Louisiana Street, 35th Floor, Houston, Texas 77002; and

•	if delivered before the date of the meeting, at Tellurian Investments’ offices, 1201 Louisiana Street, Suite 3100, Houston, Texas 77002; or

2.	delivering no later than the commencement of the Tellurian Investments special meeting a properly executed, later-dated proxy.

Delivering a proxy will in no way limit your right to vote at the Tellurian Investments special meeting if you later decide to attend in person and revoke the proxy in writing. The persons authorized under the proxies will vote upon any other business that may properly come before the Tellurian Investments special meeting according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. Other than the matters described herein, Tellurian Investments does not anticipate that any matters will be raised at the Tellurian Investments special meeting.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of Tellurian Investments common stock?

A:	The merger is intended to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and/or an exchange under Section 351 of the Code. Assuming the merger qualifies as such a reorganization or exchange, a U.S. holder of Tellurian Investments common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of Tellurian Investments common stock for shares of Magellan common stock pursuant to the merger. For further information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 137.

The U.S. federal income tax consequences described above may not apply to all holders of Tellurian Investments common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	How does the Magellan board of directors recommend that Magellan stockholders vote?

A:	The Magellan board of directors has determined that the merger and the other transactions contemplated by the merger agreement are in the best interest of Magellan and its stockholders. Accordingly, the Magellan board of directors unanimously recommends that Magellan stockholders vote (1) “FOR” the approval of the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; (2) “FOR” the approval of the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Code; (3) “FOR” the approval, on a non-binding advisory basis, of the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; (4) “FOR” the proposal to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies; and (5) “FOR” the ratification of the appointment of EKS&H as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

Q:	How does the Tellurian Investments board of directors recommend that Tellurian Investments stockholders vote?

A:	The Tellurian Investments board of directors has determined that the merger and the other transactions contemplated by the merger agreement are in the best interest of Tellurian Investments and its stockholders. Accordingly, the Tellurian Investments board of directors unanimously recommends that Tellurian Investments stockholders vote “FOR” the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Q:	Why did the parties amend the merger agreement? What will happen to the recently issued Tellurian Investments preferred stock in the merger?

A:	On November 23, 2016, Tellurian Investments issued to GE Oil & Gas, Inc., a Delaware corporation and subsidiary of General Electric Company (“GE”), 5,467,851 shares of Series A convertible preferred stock of Tellurian Investments (the “Tellurian Investments Preferred Stock”) for an aggregate purchase price of $25 million. On the same date, Magellan, Tellurian Investments and Merger Sub entered into the first amendment to the merger agreement in order to permit the issuance of the Tellurian Investments Preferred Stock and to revise certain related representations of Tellurian Investments in the merger agreement. Tellurian Investments and Magellan believe that the issuance of the Tellurian Investments Preferred Stock will provide significant benefits to the combined company in terms of increased liquidity and ability to pursue Tellurian Investments’ Driftwood liquefied natural gas (“LNG”) project.

If the merger is completed, the Tellurian Investments Preferred Stock will remain outstanding as preferred stock of a subsidiary of Magellan. However, at that time, the Tellurian Investments Preferred Stock will become convertible in whole, but not in part, into shares of either Magellan common stock or a new series of Magellan convertible preferred stock (the “Magellan Preferred Stock”), in each case on a one-for-one basis, subject to certain potential adjustments. The Magellan Preferred Stock will be convertible into shares of Magellan common stock on a one-for-one basis, subject to certain potential adjustments. Holders of the Tellurian Investments Preferred Stock will generally have the right to vote on matters submitted to a vote of Tellurian Investments stockholders but will not be entitled to vote on any proposal relating to the merger. The terms of the Tellurian Investments Preferred Stock and the Magellan Preferred Stock are summarized in “Description of Magellan Capital Stock—Magellan Preferred Stock and Tellurian Investments Preferred Stock.”

Q:	Who can help answer my questions?

A:	Magellan stockholders: If you have any questions about how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, or if you have any questions about the proposals, you should contact the following:

Antoine J. Lafargue, Corporate Secretary

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

Telephone: (720) 484-2400

Tellurian Investments stockholders: If you have any questions about how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, or if you have any questions about the proposals, you should contact the following:

Christopher Daniels, Corporate Secretary

Tellurian Investments Inc.

1201 Louisiana Street, Suite 3100

Houston, Texas 77002

Telephone: (832) 962-4000

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that is important to you with respect to the merger and the other matters being considered at the Magellan and Tellurian Investments special meetings. Magellan and Tellurian Investments urge you to read the remainder of this joint proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information” beginning on page 162. We have included page references in this summary to direct you to a more complete description of the topics presented below.

The Parties to the Merger Agreement	Magellan Petroleum Corporation, a Delaware corporation;

Tellurian Investments Inc., a Delaware corporation; and

River Merger Sub, Inc., a Delaware corporation.

See “The Merger Agreement” beginning on page 107.

Background of the Parties	Magellan is a publicly traded, independent oil and gas exploration and production company that owns interests in the Horse Hill-1 well and related licenses in the Weald Basin, onshore United Kingdom, and an exploration block, NT/P82, in the Bonaparte Basin, offshore Northern Territory, Australia. Magellan common stock trades on the NASDAQ Capital Market under the trading symbol “MPET.”

Tellurian Investments is a privately held company with plans to own, develop and operate natural gas liquefaction facilities, storage facilities and loading terminals along the United States Gulf Coast and to pursue complementary business lines in the energy industry.

See “The Merger—Background of the Merger” beginning on page 75.

The Merger	If the merger is completed, each outstanding share of common stock, par value $0.001 per share, of Tellurian Investments, other than shares for which appraisal rights held by Tellurian Investments stockholders have been perfected, will be converted into the right to receive 1.300 shares of common stock of Magellan, and Merger Sub will merge with and into Tellurian Investments, with Tellurian Investments continuing as the surviving corporation and a direct subsidiary of Magellan. The Tellurian Investments Preferred Stock will remain outstanding as preferred stock of the surviving corporation but will become convertible in whole, but not in part, into an equal number of shares of Magellan common stock or shares of a substantially similar class of Magellan Preferred Stock.

See “The Merger Agreement” beginning on page 107.

Reasons for the Merger	Magellan: Each of the special committee of the Magellan board of directors (the “Special Committee”) and the Magellan board of directors considered the following material factors, among others, that it believes support its determinations:

•	the benefit to holders of Magellan common stock resulting from their ability to participate in the growth of the combined company, taking into account (i) the business plan of Tellurian Investments, (ii) the experience and credentials of Tellurian Investments’ senior management as recognized global leaders in the LNG business and (iii) the track records of the members of Tellurian Investments’ management in building value for shareholders of their prior employers;

•	the long-term prospects for the LNG industry, which the Special Committee and the Magellan board of directors believe to be favorable (although the Special Committee and the Magellan board of directors recognize that the near- and medium-term prospects for the industry will likely be more challenging);

•	that although Magellan retains assets it believes have certain potential value, none of these assets currently generates revenue and therefore, pursuant to Magellan’s announced strategy, it will need to pursue a business combination transaction in the relatively near future;

•	the belief of the Magellan board of directors that the combined company will be able to benefit stockholders by executing on Tellurian Investments’ business plan and taking advantage of Magellan’s remaining assets and public reporting platform;

•	most of the alternative candidates Magellan considered as potential merger partners are in the upstream or midstream sectors of the energy industry and are experiencing varying degrees of financial stress as a result of the current commodity price environment, while Tellurian Investments’ business plan contemplates that it will not be directly exposed to commodity price risk for a number of years;

•	that Magellan, under the direction of the Special Committee, conducted a publicly disclosed and active strategic alternatives process over a lengthy period of time, in which it solicited interest regarding a variety of potential transactions and structures, and that since the formation of the Special Committee in June 2015, Magellan had contacted several dozen potentially interested parties regarding a transaction involving a merger or sale of Magellan or its assets;

•	the financial presentation and opinion, dated August 2, 2016, of Petrie Partners Securities, LLC (“Petrie”) to the Magellan board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio to Magellan, which opinion was based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion;

•	the terms of the merger agreement that permit Magellan to discuss and negotiate an unsolicited acquisition proposal should one be made, and permit Magellan to terminate the merger agreement in order to accept a “superior proposal,” in each case in certain circumstances;

•	the fact that the merger agreement allows the Magellan board of directors, under specified circumstances, to change or withdraw its recommendation to the Magellan stockholders with respect to the approval of the merger; and

•	the fact that if Tellurian Investments’ controlling stockholders cause the merger agreement to be terminated by voting against the approval of the merger at the Tellurian Investments meeting, Magellan will receive a termination fee of $1 million.

Tellurian Investments: The board of directors of Tellurian Investments believes the merger is fair to and in the best interest of its stockholders. In the course of reaching this decision, the Tellurian Investments board considered a number of factors, including:

•	access to public securities markets; and

•	the ability of the combined company to more easily attract and retain skilled personnel.

See “The Merger—Background of the Merger” beginning on page 75, “The Merger—Magellan’s Reasons for the Merger; Recommendation of the Magellan Board of Directors and Special Committee” beginning on page 81, and “The Merger—Tellurian Investments’ Reasons for the Merger; Recommendation of the Tellurian Investments Board of Directors” beginning on page 94.

Post-Merger Structure	See the chart below. Following the merger, Tellurian Investments will be a direct subsidiary of Magellan. Despite Magellan being the parent entity following the merger, Tellurian Investments is the accounting acquirer for financial accounting purposes.

Date, Time and Place of the Meetings	The Magellan meeting: [●], 2016, at [●] local time in the Lobby Conference Room of the Denver Financial Center, located at 1775 Sherman Street, Denver, Colorado 80203.

See “The Magellan Meeting—Date, Time and Place” on page 67.

The Tellurian Investments meeting: [●], 2016, at [●] local time at the Petroleum Club located at 1201 Louisiana Street, 35th Floor, Houston, Texas 77002.

See “The Tellurian Investments Meeting—Date, Time and Place” on page 72.

Record Date	Magellan stockholders: Holders of record of Magellan common stock as of [●], 2016, are entitled to one vote per share on each matter brought before the Magellan special meeting.

Tellurian Investments stockholders: Holders of record of Tellurian Investments common stock as of [●], 2016, are entitled to one vote per share on each matter brought before the Tellurian Investments special meeting.

Proposals to be Considered at the Meetings	Magellan stockholders: (1) A proposal to approve the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; (2) a proposal to approve the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Code; (3) a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; (4) a proposal to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies; and (5) a proposal to ratify the appointment of EKS&H as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

See “The Magellan Meeting—Purpose of the Magellan Meeting” beginning on page 67.

Tellurian Investments stockholders: A proposal to approve the merger and the transactions contemplated by the merger agreement, including the merger.

See “The Tellurian Investments Meeting—Purpose of the Tellurian Investments Meeting” beginning on page 72.

Reconstituted Board of Directors of Magellan	Concurrently with the closing of the merger, the number of members of the Magellan board of directors will consist of seven persons, all of whom being nominees of Tellurian Investments. The directors of Magellan are expected to be:
•	Charif Souki
•	Martin Houston

•	Meg A. Gentle
•	Michael Bock
•	Dillon J. Ferguson
•	Diana Derycz-Kessler
•	Brooke A. Peterson

See “The Merger Agreement—Proposed Directors of the Combined Company” beginning on page 118.

Reconstituted Executive Officers of Magellan	Concurrently with the closing of the merger, the executive officers of Magellan are expected to be:
•	Martin Houston, Executive Vice Chairman
•	Meg A. Gentle, President and Chief Executive Officer
•	R. Keith Teague, Executive Vice President and Chief Operating Officer
•	Antoine J. Lafargue, Senior Vice President and Chief Financial Officer
•	Daniel A. Belhumeur, General Counsel
•	Christopher Daniels, Corporate Secretary
•	Howard Candelet, Senior Vice President—Projects
•	Mark Evans, Senior Vice President—Gas Supply
•	Tarek Souki, Senior Vice President—LNG Trading

See “The Merger Agreement—Officers of the Combined Company” beginning on page 116.

Recommendation of the Magellan Board of Directors and Special Committee	“FOR” the proposals to be considered at the special meeting of Magellan stockholders, as described herein.

See “The Merger—Magellan’s Reasons for the Merger; Recommendation of the Magellan Board of Directors and Special Committee” beginning on page 81.

Recommendation of the Tellurian Investments Board of Directors	“FOR” the proposals to be considered at the special meeting of Tellurian Investments stockholders, as described herein.

See “The Merger—Tellurian Investments’ Reasons for the Merger; Recommendation of the Tellurian Investments Board of Directors” beginning on page 94.

Regulatory Approvals	None.

Appraisal Rights	The holders of Magellan common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

The holders of Tellurian Investments common stock are entitled to appraisal rights in connection with the merger under Delaware law. Tellurian Investments common stock held by stockholders that do not vote for approval of the merger but make a demand for appraisal in accordance with Delaware law, will not be converted into Magellan stock, but will be converted into the right to receive from the combined company cash equal to the fair value of such dissenting stockholder’s shares, determined in accordance with Delaware law.

See “The Merger—Appraisal Rights” beginning on page 102. In addition, a copy of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex D.

Conditions to the Completion of the Merger	The completion of the merger is conditioned upon, among other things:

•	Magellan and Tellurian Investments stockholder approval of the merger and the other transactions contemplated by the merger agreement;

•	The accuracy of each party’s representations and warranties contained in the merger agreement and each party’s compliance with its covenants and agreements contained in the merger agreement in all material respects;

•	The resignation of all directors and officers of Magellan and each Magellan subsidiary, except for any person(s) that might be designated by Tellurian Investments;

•	Antoine J. Lafargue shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release (i) will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the Tellurian Investments disclosure schedule to the merger agreement and (ii) will not affect any right of Mr. Lafargue to indemnification and insurance as provided in the merger agreement; and

•	Shares of Magellan common stock to be issued in the merger shall have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance.

See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 112.

Opinion of Magellan’s Financial Advisor

Formed to conduct a strategic alternatives process for Magellan, the Special Committee of the Magellan board of directors retained Petrie to serve as Magellan’s financial advisor in connection with the merger and to provide the Magellan board of directors with an opinion with respect to the fairness, from a financial point of view, to Magellan of the exchange ratio. The full text of Petrie’s written opinion, dated August 2, 2016, is attached hereto as Annex B and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Petrie in preparing its opinion. This summary and the description of Petrie’s opinion are qualified in their entirety by reference to the full text of the opinion.

See “The Merger—Opinion of Magellan’s Financial Advisor” beginning on page 84.

Termination of the Merger Agreement	The merger agreement may be terminated:

•	By mutual written consent of the board of directors of each of Magellan and Tellurian Investments;

•	By Magellan or Tellurian Investments if (i) the merger has not been completed by January 31, 2017, subject to certain conditions; (ii) if a governmental injunction, judgment or ruling preventing consummation of the transactions contemplated by the merger agreement is in effect and becomes final and nonappealable, subject to certain exceptions; (iii) the Magellan meeting has concluded and the Magellan stockholders have not approved the transactions contemplated by the merger agreement; or (iv) the Tellurian Investments meeting has concluded and the Tellurian Investments stockholders have not approved the transactions contemplated by the merger agreement;

•	By Magellan if (i) the Magellan board of directors receives a “superior proposal” and determines to accept the offer; however, Tellurian Investments will have the right to negotiate with the Magellan board of directors for a five business day period following notice from Magellan to Tellurian Investments of such superior proposal prior to Magellan’s acceptance of such superior proposal; or (ii) Tellurian Investments has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (A) would cause the failure by Tellurian Investments to satisfy its closing conditions, and (B) is not cured or is not curable within 30 days; and

•	By Tellurian Investments if (i) the Magellan board of directors withdraws, modifies or qualifies, or proposes publicly to withdraw, modify or qualify, in a manner adverse to Tellurian Investments, its recommendation that stockholders approve the merger agreement, or publicly recommends the approval or adoption of, or publicly approves or adopts, or proposes to publicly recommend, approve or adopt, any alternative proposal; or (ii) Magellan or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement , which breach or failure (A) would cause the failure by Magellan to satisfy its closing conditions, and (B) is not cured or is not curable within 30 days.

See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 114.

Termination Fee	A termination fee will be payable by Magellan to Tellurian Investments for any and all third-party transaction fees and expenses incurred by Tellurian Investments with the drafting, negotiation, execution and delivery of the merger agreement and related documents (including fees and expenses for attorneys, accountants and other advisors), subject to a maximum of $1,000,000 in the aggregate, in the following circumstances:

•	(i) an alternative proposal has been publicly proposed and not withdrawn at the date of the Magellan special meeting, (ii) either party terminates the merger agreement because (A) the merger has not occurred by January 31, 2017, or (B) Magellan stockholders do not approve the merger, and (iii) Magellan enters into a definitive agreement with respect to, or consummates a transaction that constitutes, an alternative proposal within 12 months of the termination of the merger agreement;

•	the merger agreement is terminated by Tellurian Investments if the Magellan board of directors changes its recommendation that the Magellan stockholders vote in favor of the merger;

•	the merger agreement is terminated by Tellurian Investments if Magellan or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would cause the failure by Magellan or Merger Sub to satisfy its closing conditions, and (ii) is not cured or is not curable within 30 days; or

•	the merger agreement is terminated by Magellan in order to accept a “superior proposal.”

See “The Merger Agreement—Termination Fee” beginning on page 114.

Reverse Termination Fee	A termination fee of $1,000,000 will be payable by Tellurian Investments to Magellan in the following circumstances:

•	the merger agreement is terminated by Magellan or Tellurian Investments because Tellurian Investments stockholders do not approve the merger at their special meeting; or

•	Tellurian Investments has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would cause the failure by Tellurian Investments to satisfy its closing conditions, and (ii) is not cured or is not curable within 30 days.

See “The Merger Agreement—Reverse Termination Fee” beginning on page 115.

U.S. Federal Income Tax Consequences	The merger is intended to be non-taxable to Magellan, Tellurian Investments and their stockholders, provided it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and/or an exchange under Section 351 of the Code. The holders of Tellurian Investments common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Tellurian Investments common stock for shares of Magellan common stock in the merger.

See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 137.

Risk Factors	In evaluating the proposals to be considered at the special meetings of stockholders, holders of Magellan common stock and Tellurian Investments common stock should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 29 of this joint proxy statement/prospectus.

Share Ownership of Magellan Directors and Executive Officers	596,791 shares or 10.2% of the outstanding Magellan common stock.

Share Ownership of Tellurian Investments Directors and Executive Officers	62,240,000 shares or 56.8% of the outstanding Tellurian Investments common stock.

Interests of Executive Officers and Directors of Magellan in the Merger	Certain of Magellan’s current and former directors and executive officers have interests that differ from, and may be in conflict with, those of the stockholders of Magellan with respect to the merger agreement. These interests include the following:

•	as a condition to the completion of the merger, Antoine J. Lafargue, Magellan’s current President and Chief Executive Officer, shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release, among other things, will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the Tellurian Investments disclosure schedule to the merger agreement;

•

J. Thomas Wilson, former President and Chief Executive Officer of Magellan, for his termination for “Good Reason” (as defined in his employment agreement) in connection with the merger will receive (i) monthly severance payments amounting to $300,000 in the aggregate, for a period of 12 months, (ii) payment of his accrued vacation amounting to approximately $106,000, (iii) reimbursement of medical benefits for a period of up to 18 months, estimated to amount to approximately $35,000 in the aggregate, and (iv) reimbursement of outstanding expenses;

•	pursuant to the merger agreement, any and all contractual or similar obligations payable to Magellan directors from Magellan or its affiliates, or otherwise owed to the Magellan directors as a result of their services as Magellan directors, shall have been released, except for (A) 100,000 shares of Magellan common stock, which will be issued to and divided among the Magellan directors as of the closing of the merger and (B) the total sum of $150,000, to be divided among the Magellan directors and payable in cash at the closing of the merger, provided that such release shall not affect any right of the Magellan directors to indemnification and insurance as provided in the merger agreement;

•	Magellan’s directors and executive officers hold equity compensation plan awards under the Magellan 1998 Plan or the Magellan 2012 Plan, the vesting of which awards will be accelerated as a result of the merger, in accordance with the terms of those awards and the merger agreement; and

•	Magellan’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement, as more fully described in “The Merger Agreement—Indemnification and Insurance” beginning on page 112.

Each member of the board of directors of Magellan was aware of these interests and considered them in making its recommendations in this joint proxy statement/prospectus.

See “The Merger—Interests of Magellan Directors and Executive Officers in the Merger” beginning on page 92.

Interests of Executive Officers and Directors of Tellurian Investments in the Merger	Certain executive officers and directors of Tellurian Investments possess unrestricted shares of Tellurian Investments common stock and/or restricted shares of Tellurian Investments common stock issued pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. At the effective time of the merger, each outstanding share of Tellurian Investments common stock, including unrestricted shares outstanding under the Tellurian Investments 2016 Omnibus Incentive Plan, will be converted into the right to receive 1.300 shares of Magellan common stock. Effective immediately prior to the effective time of the merger, each restricted share of Tellurian Investments common stock granted and then outstanding under the Tellurian Investments 2016 Omnibus Incentive Plan and any associated restricted stock agreements and notices of grant will be converted into 1.300 shares of comparable restricted stock of Magellan.

See “The Merger—Interests of Tellurian Investments’ Directors and Executive Officers in the Merger” beginning on page 94.

Changes to Exchange Ratio	The exchange ratio will be adjusted prior to the effective time of the merger to provide Tellurian Investments common stockholders the same economic effect as contemplated by the merger agreement to account for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like that occurs with respect to the shares of either Magellan common stock or Tellurian Investments common stock outstanding after the date of the merger agreement and prior to the effective time of the merger.

POST-MERGER BUSINESS STRATEGY

The combined company plans to own, develop and operate, through Tellurian LNG LLC, a Delaware limited liability company and wholly owned subsidiary of Tellurian Investments (“Tellurian LNG”), natural gas liquefaction facilities, storage facilities and loading terminals (collectively, the “LNG Facilities”) at one or more sites along the United States Gulf Coast and plans to sell LNG produced at its LNG Facilities to creditworthy customers, and to pursue complementary business lines in the energy industry.

The combined company plans to be a low-cost provider of LNG Facilities and plans to minimize construction costs through utilization of proven technology and a modular design process that reduces installation and interconnection costs throughout the facility. Tellurian LNG, through its wholly owned subsidiaries, Driftwood LNG LLC and Driftwood LNG Pipeline LLC, is developing a 26 million tonnes per annum (“mtpa”) LNG Facility and related pipeline in Calcasieu Parish, Louisiana, with estimated construction costs of $500 to $600 per tonne, before owners’ cost, pipeline cost, financing cost, and contingencies, and expects to begin producing LNG in 2022 (the “Driftwood LNG Project”). The combined company also plans to pursue business that is complementary to its LNG business.

Below please find a map of the location and an artist’s rendition of the proposed Driftwood LNG Project:

The combined company plans to purchase gas supply for its LNG Facilities from the North American natural gas market and contract for pipeline and storage services upstream of the LNG Facilities in order to maximize its access to low-cost gas supply.

For certain risks associated with the combined company’s post-merger business strategy, see “Risk Factors” beginning on page 29.

MARKET PRICE INFORMATION

Magellan common stock is currently traded on the NASDAQ Capital Market under the symbol “MPET.” The following table provides the lowest and highest sales prices for Magellan common stock as reported by the NASDAQ Capital Market as of August 2, 2016, the last full trading day preceding public announcement that Magellan and Tellurian Investments had entered into the merger agreement, and on December 9, 2016, the last full trading day for which such prices were available at the time of this joint proxy statement/prospectus.

Date	Highest Sales Price Per Share	Lowest Sales Price Per Share
August 2, 2016	$1.22	$1.14
December 9, 2016	$6.22	$6.04

Because Tellurian Investments common stock is not traded on any established market, no equivalent market price data is available for Tellurian Investments.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this joint proxy statement/prospectus that address activities, events, or developments with respect to Magellan’s and Tellurian Investments’ financial condition, results of operations, or economic performance that Magellan and/or Tellurian Investments expect, believe, or anticipate will or may occur in the future, or that address plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “assume,” “believe,” “budget,” “could,” “estimate,” “expect,” “forecast,” “initial,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will,” “would,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements about Magellan and Tellurian Investments, and their subsidiaries, appear in a number of places in this joint proxy statement/prospectus and may relate to statements about the following, among other things:

•	completion of the merger and the other transactions contemplated by the merger agreement;

•	strategies for the combined company after the merger, including potential future transactions;

•	forward-looking elements of the reasons of each of the Magellan and Tellurian Investments board of directors for recommending that Magellan and Tellurian Investments stockholders approve the merger and the other transactions contemplated by the merger agreement;

•	Magellan’s and Tellurian Investments’ businesses and prospects;

•	availability of liquidity and capital resources;

•	the disposition of oil and gas properties and related assets;

•	progress in developing Magellan’s and Tellurian Investments’ projects;

•	future values of those projects or other interests or rights that Magellan and/or Tellurian Investments hold; and

•	other matters that involve a number of risks and uncertainties that may cause actual results to differ materially from results expressed or implied in the forward-looking statements.

These statements, wherever they occur in this joint proxy statement/prospectus, are necessarily estimates reflecting the best judgment of Magellan’s and Tellurian Investments’ management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Many of the important factors that will determine these results are beyond Magellan’s and Tellurian Investments’ ability to control or predict. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	factors that affect the timing or ability to complete the merger and the other transactions contemplated herein;

•	disruption from these transactions, making it more difficult to maintain relationships with vendors, other counterparties, or employees;

•	potential inability to complete other transactions in a timely manner and on acceptable terms;

•	the uncertain nature of oil and gas prices in the United States, the United Kingdom, and Australia, including uncertainties about the duration of the currently depressed oil commodity price environment and the related impact on Magellan’s project developments and ability to obtain financing;

•	uncertainties regarding the combined company’s ability to maintain sufficient liquidity and capital resources to implement its projects or otherwise continue as a going concern;

•	the combined company’s ability to attract and retain key personnel;

•	Magellan’s limited amount of control over activities on Magellan’s non-operated properties;

•	the combined company’s reliance on the skill and expertise of third-party service providers;

•	the ability of the combined company’s vendors to meet their contractual obligations;

•	the uncertain nature of the anticipated value and underlying prospects of Magellan’s U.K. acreage position;

•	government regulation and oversight of drilling and completion activity in the United Kingdom;

•	the uncertainty of drilling and completion conditions and results;

•	the availability of drilling, completion, and operating equipment and services;

•	the results and interpretation of 2-D and 3-D seismic data related to Magellan’s NT/P82 interest in offshore Australia and Magellan’s ability to obtain an attractive farmout arrangement for NT/P82;

•	uncertainties regarding Magellan’s ability to maintain the NASDAQ Capital Market listing of Magellan common stock;

•	risks and uncertainties inherent in management estimates of future operating results, liquidity, and cash flows;

•	risks and uncertainties associated with litigation matters;

•	risk factors consistent with comparable companies within the oil and gas or LNG industry, especially companies with similar market capitalization and/or employee base; and

•	other matters discussed in the “Risk Factors” section of this joint proxy statement/prospectus.

Furthermore, forward-looking statements are made based on Magellan and Tellurian Investments management’s current assessment available at the time. Subsequently obtained information may result in revisions to Magellan and Tellurian Investments management’s expectations and intentions and, thus, Magellan and Tellurian Investments may alter their plans. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Magellan and Tellurian Investments do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for any of the proposals described in this joint proxy statement/prospectus. In addition, you should read and consider the risks associated with each of the businesses of Magellan and Tellurian Investments because these risks will also affect the combined company following the merger. You should also read and consider the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page  162.

Risks Relating to the Merger

Except for customary adjustments to reflect stock splits and similar share issuances, the exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

At the effective time, each share of Tellurian Investments common stock outstanding immediately prior to the effective time, other than the shares for which appraisal rights held by Tellurian Investments stockholders have been perfected, will be converted into the right to receive 1.300 shares of Magellan common stock. This exchange ratio will not be adjusted for changes in the market price of Magellan common stock between the date of signing the merger agreement and completion of the merger, but will be adjusted to reflect stock splits and similar share issuances. Changes in the price of Magellan common stock prior to the merger will affect the value of Magellan common stock that Tellurian Investments common stockholders will receive on the date of the merger. The exchange ratio will be adjusted proportionally to reflect the effect of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares, or the like with respect to Magellan common stock between the date of signing the merger agreement and completion of the merger.

The price of Magellan common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus, and on the date of the special meeting of stockholders of each of Magellan and Tellurian Investments. As a result, the value represented by the exchange ratio will also vary, and you will not know or be able to calculate the market value of the merger consideration you will receive upon completion of the merger.

In addition, the merger might not be completed until a significant period of time has passed after the Magellan or Tellurian Investments special meeting of stockholders. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Magellan common stock or Tellurian Investments common stock, the market value of the Magellan common stock issued in connection with the merger and the Tellurian Investments common stock surrendered in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from, among other things, changes in the business, operations or prospects of Tellurian Investments or Magellan prior to or following the merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Magellan and Tellurian Investments. Neither Magellan nor Tellurian Investments is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

Current Magellan stockholders will have a reduced ownership and voting interest in the combined company after the merger.

Based on the estimated number of shares of Tellurian Investments common stock that will be outstanding immediately prior to the closing of the merger, we estimate that Magellan will issue approximately 142,491,700 shares of Magellan common stock to Tellurian Investments stockholders in the merger. As a result of these issuances, current Magellan and Tellurian Investments stockholders and Petrie are expected to hold approximately 4.0%, 95.7% and 0.3%, respectively, of the combined company’s outstanding common stock immediately following completion of the merger. However, under the terms of the merger agreement, Tellurian Investments may issue up to approximately 14,022,000 additional shares of its common stock prior to the closing of the merger (representing approximately 18,228,600 additional shares of the combined company’s common stock immediately following the merger), which would reduce the percentage ownership of the combined company held by Magellan’s current stockholders. In addition, the percentage of the combined company’s voting power held by current Magellan stockholders will be further reduced if the holders of the Tellurian Investments Preferred Stock convert that stock into either Magellan Preferred Stock or Magellan common stock.

Magellan stockholders currently have the right to vote for their respective directors and on other matters affecting Magellan. Each Magellan stockholder will remain a stockholder of Magellan with a percentage ownership of the combined company that will be substantially smaller than the stockholder’s percentage of Magellan prior to the merger. As a result of these reduced ownership percentages, Magellan stockholders will have materially less voting power in the combined company than they now have with respect to Magellan.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Magellan and Tellurian Investments are dependent on the experience and industry knowledge of their directors, officers and other key employees to execute their business plans. Each company’s success until the merger and the combined company’s success after the merger will depend in part upon the ability of Magellan and Tellurian Investments to retain key management personnel and other key employees. Current and prospective employees of Magellan and Tellurian Investments may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of each of Magellan and Tellurian Investments to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Magellan and Tellurian Investments to the same extent that Magellan and Tellurian Investments have previously been able to attract or retain their own employees.

The merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all.

The merger is subject to a number of conditions beyond Magellan’s and Tellurian Investments’ control that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the benefits that we expect to achieve if the merger is successfully completed within its expected time frame. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 112.

Failure to complete the merger could negatively impact the future business and financial results of Magellan and Tellurian Investments.

Neither Magellan nor Tellurian Investments can make any assurances that it will be able to satisfy all of the conditions to the merger or succeed in any litigation if brought in connection with the merger. If the merger is not completed, the financial results of Magellan and/or Tellurian Investments may be adversely affected and Magellan and/or Tellurian Investments will be subject to several risks, including but not limited to the following:

•	being required to pay a termination fee of up to $1,000,000 under certain circumstances provided in the merger agreement;

•	payment of costs relating to the merger, such as legal, accounting, financial advisor and printing fees, regardless of whether the merger is completed;

•	having had the focus of each company’s management on the merger instead of on pursuing other opportunities that could have been beneficial to each company;

•	being subject to litigation related to any failure to complete the merger; and

•	in the case of Magellan, (i) the current market price of Magellan common stock may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in negative market perception and a decline in the market price of Magellan common stock; and (ii) continuing to face the risks that it currently faces as an independent company, including limited capital and limited human resources.

In addition, Magellan and Tellurian Investments would not realize any of the expected benefits of having completed the merger. If the merger is not completed, Magellan and Tellurian Investments cannot assure their stockholders that these risks will not materialize and will not materially and adversely affect the business, financial results and market value of Magellan or Tellurian Investments.

The merger agreement limits Magellan’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that restrict Magellan’s ability to solicit, initiate or knowingly facilitate or encourage competing third-party proposals to acquire all or a significant part of Magellan. These provisions generally prohibit Magellan from soliciting any acquisition proposal or offer for a competing transaction and would require Magellan to pay a termination fee of up to $1,000,000 in cash if the merger agreement is terminated in specified circumstances in connection with an alternative transaction. In addition, even if the Magellan board of directors determines that a competing proposal is superior, Magellan may not exercise its right to terminate the merger agreement unless it notifies Tellurian Investments of its intention to do so and gives Tellurian Investments at least five business days to propose revisions to the terms of the merger agreement or to make another proposal in response to the competing proposal. See “The Merger Agreement—Conduct of Business by Magellan and Tellurian Investments Pending Closing” beginning on page 110.

Magellan agreed to these provisions as a condition to Tellurian Investments’ willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring Magellan from considering or proposing such an acquisition, even if that party were prepared to pay consideration with a higher value than the proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquirer proposing to pay a lower price to acquire Magellan than it might otherwise have proposed to pay.

Certain of Magellan’s current and former directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Magellan stockholders generally.

Certain of Magellan’s current and former directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of the Magellan stockholders generally. The members of the Magellan board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Magellan stockholders that the merger agreement be approved. These interests include the following:

•	as a condition to the completion of the merger, Antoine J. Lafargue, Magellan’s current President and Chief Executive Officer, shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release, among other things, will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the Tellurian Investments disclosure schedule to the merger agreement;

•	J. Thomas Wilson, former President and Chief Executive Officer of Magellan, for his termination for “Good Reason” (as defined his employment agreement) in connection with the merger will receive (i) monthly severance payments amounting to $300,000 in the aggregate, for a period of 12 months, (ii) payment of his accrued vacation amounting to approximately $106,000, (iii) reimbursement of medical benefits for a period of up to 18 months, estimated to amount to approximately $35,000 in the aggregate, and (iv) reimbursement of outstanding expenses;

•	pursuant to the merger agreement, any and all contractual or similar obligations payable to Magellan directors from Magellan or its affiliates, or otherwise owed to the Magellan directors as a result of their services as Magellan directors, shall have been released, except for (A) 100,000 shares of Magellan common stock, which will be issued to and divided among the Magellan directors as of the closing of the merger and (B) the total sum of $150,000, to be divided among the Magellan directors and payable in cash at the closing of the merger, provided that such release shall not affect any right of the Magellan directors to indemnification and insurance as provided in the merger agreement;

•	Magellan’s directors and executive officers hold equity compensation plan awards under the Magellan 1998 Plan or the Magellan 2012 Plan, the vesting of which awards will be accelerated as a result of the merger, in accordance with the terms of those awards and the merger agreement; and

•	Magellan’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement, as more fully described in “The Merger Agreement—Indemnification and Insurance” beginning on page 112.

If you are a Magellan stockholder, these interests may cause certain of Magellan’s current or former directors and executive officers to view the merger proposal differently and more favorably than you may view it. See “The Merger—Interests of Magellan Directors and Executive Officers in the Merger” beginning on page 92 for more information.

If the merger does not qualify as a reorganization under Section 368(a) of the Code or an exchange under Section 351 of the Code, the stockholders of Tellurian Investments may be required to pay substantial U.S. federal income taxes.

Although Magellan and Tellurian Investments intend that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and/or an exchange under Section 351 of the Code, it is possible that the Internal Revenue Service (the “IRS”) may assert that the merger fails to qualify as such. If the IRS were to be successful in such assertion, or if for any other reason the merger were to fail to qualify as a “reorganization,” or an exchange under Section 351 of the Code, each U.S. holder of shares of Tellurian Investments common stock would recognize gain or loss with respect to its shares of Tellurian Investments common stock based on the difference between (i) that U.S. holder’s tax basis in such shares and (ii) the fair market value of the shares of Magellan common stock received. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 137.

Magellan’s ability to utilize its net operating loss and foreign tax credit carryforwards likely will be limited.

As of June 30, 2016, Magellan had U.S. net operating loss carryforwards of approximately $22.0 million and approximately $9.1 million of U.S. foreign tax credit carryforwards. Under Sections 382 and 383 of the Code, Magellan’s net operating loss and foreign tax credit carryforwards would become subject to the “section 382 limitation” if Magellan were to experience an “ownership change.” For this purpose, the term “ownership change” refers to an increase in ownership of at least 50% of Magellan shares by certain groups of stockholders during any three-year period, as determined under certain conventions. Magellan believes that the merger with Tellurian Investments will result in an ownership change for purposes of Sections 382 and 383 of the Code. As a result, upon the closing of the merger with Tellurian Investments, (i) Magellan’s net operating loss carryforwards may only be used to offset an amount of income equal to the “section 382 limitation” in each taxable year, and (ii) Magellan’s foreign tax credit carryforwards may only be used to offset tax liability attributable to an amount of income equal to the unused portions of Magellan’s “section 382 limitation” in each taxable year. Any net operating loss or general business tax credits that could not be used as a result of the section 382 limitation would carry forward to future years, still subject to the same “section 382 limitation,” unless and until they expire unused. Magellan’s “section 382 limitation” would generally equal the fair market value of Magellan’s outstanding equity (as of the date of the ownership change) multiplied by a certain interest rate (as of the date of the ownership change) published monthly by the U.S. Treasury Department and known as the “long-term tax exempt rate.” In addition, to the extent that Magellan does not continue its business enterprise following the merger with Tellurian Investments, Magellan’s “section 382 limitation” could be zero.

Magellan or Tellurian Investments may waive one or more of the conditions to the merger without re-soliciting stockholders.

Each of the conditions in the merger agreement to Magellan’s or Tellurian Investments’ obligations to complete the merger may be waived, in whole or in part, by Magellan or Tellurian Investments. The Magellan or Tellurian Investments board of directors may evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and re-solicitation of proxies is necessary. If the Magellan or Tellurian Investments board of directors were to determine that a waiver would materially alter the relative values of the consideration to be given or received in the merger, Magellan or Tellurian Investments would likely re-solicit proxies. In the event that any such waiver is not determined to be significant enough to require re-solicitation of stockholders, Magellan or Tellurian Investments will have the discretion, subject to limitations under Delaware law, to complete the merger without seeking further stockholder approval.

Risks Relating to Magellan’s Business and Common Stock

There is substantial doubt about Magellan’s ability to continue as a going concern.

Magellan has incurred losses from operations of $5.3 million and $2.2 million for the year ended June 30, 2016 and the quarter ended September 30, 2016, respectively. As of September 30, 2016, its cash balance was $892 thousand. Magellan continues to experience liquidity constraints and since July 2015, has been selling certain of its assets to fund its operations, which has resulted in a significant reduction in Magellan’s monthly cash burn rate. However, these liquidity constraints continue and proceeds from these asset sales may not provide sufficient liquidity to fund Magellan’s operations for the next 12 months. As a result of these conditions and events, there is substantial doubt about Magellan’s ability to continue as a going concern. The consolidated financial statements included in this joint proxy statement/prospectus do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

Magellan believes that upon the closing of the merger, the combined company will be better positioned to raise capital to fund the combined company’s operations due to the attributes of Tellurian’s business plan and management. Therefore, Magellan believes that its ability to continue as a going concern in the short-term is subject to the closing of the merger, the primary condition of which closing is the approval by Magellan stockholders of the merger agreement that is expected to be sought in the first quarter of calendar year 2017. However, following the closing of the merger, the combined company may not be able to raise sufficient capital in a timely manner to fund the operations of the combined company. Should the merger not close, Magellan will need to pursue other alternatives in order to continue as a going concern.

Magellan’s current liquidity position is very constrained.

As of September 30, 2016, Magellan’s cash balances amounted to approximately $892 thousand, and Magellan currently has a monthly cash burn rate ranging between $200 thousand and $250 thousand, subject to potential increases related to transaction costs in connection with the merger. Accordingly, Magellan is facing liquidity constraints in the short term, and there is a substantial risk that Magellan will not be able to fund its activities beyond the anticipated closing of the merger. Although Magellan has been implementing cost savings initiatives to fund its activities, there is no assurance that those initiatives will be successful. For additional information, see “Financial Statements of Magellan-Management’s Discussion and Analysis of Financial Condition and Results of Operations of Magellan-Consolidated Liquidity and Capital Resources” included in this joint proxy statement/prospectus.

Regulations related to hydraulic fracturing could result in increased costs and operating restrictions or delays that could affect the value of Magellan’s assets.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Magellan owns interests in the Horse Hill-1 well and related licenses in the Weald Basin, onshore United Kingdom. Although the U.K. government lifted a temporary moratorium on hydraulic fracturing in December 2012 and an Office of Unconventional Gas and Oil has been established in the United Kingdom to coordinate the related activities of various regulatory authorities, hydraulic fracturing remains a publicly controversial topic, with media and local community concerns regarding the use of fracturing fluids, impacts on drinking water supplies, and the potential for impacts to surface water, groundwater, and the environment generally. For example, local planning permission requirements in the United Kingdom may have the effect of restricting or delaying drilling activities in general or hydraulic fracturing in particular. If drilling activities are restricted or delayed or made more costly, the volumes of oil and natural gas that can be economically recovered could be reduced, which would adversely affect the value of Magellan’s interests.

Magellan’s use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of Magellan’s Australian NT/P82 prospect and other exploration and development activities.

Magellan has incurred significant expenditures to acquire extensive 2-D and 3-D seismic data with respect to its NT/P82 exploration permit area in the Bonaparte Basin, offshore Northern Territory, Australia, and Magellan uses 2-D and 3-D seismic data in its other exploration and development activities. Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators, and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and Magellan could incur losses as a result of such expenditures. As a result, Magellan’s drilling activities may not be successful or economical.

Magellan may not be successful in sharing the exploration and development costs of the fields, licenses, and permits in which it hold interests, such as Magellan’s Australian NT/P82 prospect.

During the fiscal year ended June 30, 2016, Magellan tried to sell or farmout its 100% interest in the NT/P82 Exploration Permit in the Bonaparte Basin, offshore Northern Territory, Australia, with the support of its financial advisor for this matter, RFC Ambrian. Magellan was unsuccessful in executing a potential transaction, which Magellan believes was due to (i) the weak commodity price environment and material reduction in current export LNG prices in Australia, which are believed to have resulted in a significant reduction in exploration budgets of large companies operating in the area and (ii) the short remaining term of the license, which was due to expire by May 12, 2016, unless the work requirements of the license had been met. In April 2016, Magellan applied to the National Offshore Petroleum Titles Administrator (“NOPTA”) to extend the permit term by 18 months to allow the varied minimum work condition to be undertaken. On June 29, 2016, NOPTA informed Magellan that the Commonwealth-Northern Territory Offshore Petroleum Joint Authority approved these variations, and the term of the license is now due to end on November 12, 2017. If Magellan is not able to secure a farm-in, farmout, or other arrangement in a timely manner, or on terms which are economically attractive to it, Magellan may be forced to bear higher exploration and development costs with respect to its licenses and permits, in which case Magellan’s results of operations, financial condition, and cash flows could be adversely affected and the market price of Magellan common stock could decline.

Magellan may not realize the expected value and potential liquidity from its investments in Central Petroleum Limited (“Central”) and UK Oil and Gas Investments PLC (“UKOG”).

On March 31, 2014, Magellan sold its non-core assets in the Amadeus Basin of Australia to Central, in exchange for AUD $20.0 million in cash and 39.5 million shares of Central’s stock, which are listed for trading on the Australian Securities Exchange (“ASX”) and which represented an approximately 11% equity ownership interest in Central. Under the terms of the agreement for that transaction, the Central shares were valued at AUD $15.0 million. As of September 30, 2016, Magellan held approximately 8.2 million Central shares, which represented an approximately 1.9% equity ownership interest in Central and were carried on Magellan’s consolidated balance sheet at a fair value of $0.7 million, based on the closing per share market price for Central stock as reported on the ASX on that date and applicable foreign currency translation adjustments. On August 11, 2016, the transactions contemplated by the Asset Transfer Agreement relating to the sale to UKOG of the 50% interest of Magellan Petroleum (UK) Limited (“MPUK”) in Petroleum Exploration and Development Licenses (“PEDLs”) 231, 234, and 243 (the “Weald ATA”) and the Asset Transfer Agreement relating to the sale to UKOG of MPUK’s 22.5% interest in the Offshore Petroleum License P1916 (the “IoW ATA”) closed and the Settlement Agreement with Celtique Energie Weald Ltd (“Celtique”) became effective, resulting in the net issuance to Magellan of approximately 50.9 million shares of UKOG, which shares are listed for trading on the Alternative Investment Market of the London Stock Exchange and at the time of closing represented an approximately 2.0% equity ownership in UKOG and were worth approximately GBP 703 thousand.

Central is a Brisbane, Australia-based junior exploration and production company that operates one of the largest holdings of prospective onshore acreage in Australia. UKOG is a London-based oil and gas company focused in the Weald Basin in southern England. Accordingly, each of Central and UKOG and the value of its respective stock is subject to similar business, industry, and oil and natural gas price fluctuation risk factors that Magellan is subject to, as well as each of Central’s and UKOG’s own particular risk factors based on its current circumstances and operating areas in Australia and England, respectively. As a result, or for other reasons, the market price of Central or UKOG stock may experience significant fluctuations, including significant decreases. Magellan does not control Central or UKOG, and Magellan’s investment is subject to the risk that Central or UKOG may make business, financial, or management decisions with which Magellan does not agree. Although the shares of Central and UKOG that Magellan holds are not restricted and may be sold on the ASX or Alternative Investment Market of the London Stock Exchange, respectively, the average daily trading volumes for Central and UKOG stock relative to the number of Central or UKOG shares that Magellan holds may mean that Magellan’s Central or UKOG shares would need to be sold over a substantial period of time, exposing Magellan’s investment return to risks of downward movement in the market price during the intended disposition period. Accordingly, Magellan may ultimately realize a lower value and potential liquidity from its investments in Central and UKOG than Magellan expects.

Exploration and development drilling may not result in commercially producible reserves.

Crude oil and natural gas drilling and production activities are subject to numerous risks, including the risk that no commercially producible crude oil or natural gas will be found. The cost of drilling and completing wells is often uncertain, and crude oil or natural gas drilling and production activities may be shortened, delayed, or canceled as a result of a variety of factors, many of which are beyond Magellan’s control. These factors include:

•	unexpected drilling conditions;

•	title problems;

•	disputes with owners or holders of surface interests on or near areas where Magellan intends to drill;

•	pressure or geologic irregularities in formations;

•	engineering and construction delays;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	shortages or delays in the availability of or increases in the cost of drilling rigs and crews, equipment, pipe, water, and other supplies.

The prevailing prices for crude oil and natural gas affect the cost of, and demand for, drilling rigs, completion and production equipment, and other related services. However, changes in costs may not occur simultaneously with corresponding changes in commodity prices. The availability of drilling rigs can vary significantly from region to region at any particular time. Although land drilling rigs can be moved from one region to another in response to changes in levels of demand, an undersupply of rigs in any region may result in drilling delays and higher drilling costs for the rigs that are available in that region. In addition, general and industry economic and financial downturns can adversely affect the financial condition of some drilling contractors, which may constrain the availability of drilling services in some areas.

Another significant risk inherent in drilling plans is the need to obtain drilling permits from state, local, and other governmental authorities. Delays in obtaining regulatory approvals and drilling permits, including delays that jeopardize Magellan’s ability to realize the potential benefits from leased or licensed properties within the applicable lease or license periods, the failure to obtain a drilling permit for a well, or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on Magellan’s ability to explore on or develop the properties Magellan has or may acquire.

The wells Magellan drills may not be productive, and Magellan may not recover all or any portion of its investment in such wells. The seismic data and other technologies Magellan uses do not allow it to know conclusively prior to drilling a well if crude oil or natural gas is present, or whether it can be produced economically. The cost of drilling, completing, and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Drilling activities can result in dry holes or wells that are productive but do not produce sufficient net revenues after operating and other costs to cover initial drilling and completion costs.

Magellan’s future drilling activities may not be successful. Although Magellan has identified potential drilling locations, it may not be able to economically produce oil or natural gas from them.

The loss of key personnel could adversely affect Magellan’s ability to operate.

Magellan depends, and will continue to depend in the foreseeable future, on the services of its chief executive officer and other key personnel. The ability to retain officers and key employees is important to Magellan’s success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on Magellan’s business. If Magellan cannot retain its technical personnel or attract additional experienced technical personnel and professionals, its ability to compete could be harmed.

Magellan has limited management and staff and is dependent upon partnering arrangements.

Magellan had four total employees as of September 30, 2016. Due to Magellan’s limited number of employees, it expects that it will continue to require the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental, and tax services. Magellan also plans to pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation, and prospect leasing. Magellan’s dependence on third-party consultants and service providers creates a number of risks, including but not limited to:

•	the possibility that such third parties may not be available to Magellan as and when needed; and

•	the risk that Magellan may not be able to properly control the timing and quality of work conducted with respect to its projects.

If Magellan experiences significant delays in obtaining the services of such third parties or poor performance by such parties, its results of operations may be materially adversely affected.

There are risks inherent in foreign operations and investments, such as adverse changes in currency values and foreign regulations relating to MPUK’s, Magellan Petroleum Australia Pty Ltd’s, and Central’s exploration and development operations, and potential taxes or restrictions on dividends to Magellan from foreign subsidiaries or investments.

The properties in which Magellan has operating or investment interests that are located outside the United States are subject to certain risks related to the indirect ownership and development of, or investment in, foreign properties, including government expropriation and nationalization, adverse changes in currency values and foreign exchange controls, foreign taxes, U.S. taxes on the repatriation of funds to the United States, and other laws and regulations, any of which may have a material adverse effect on Magellan’s properties, investments, financial condition, results of operations, or cash flows. Although there are currently no foreign exchange controls on the payment of dividends to Magellan by its subsidiaries or other entities in which it has invested, such payments could be restricted by foreign exchange controls, if implemented.

Oil and natural gas prices are volatile. Further declines in prices could adversely affect Magellan’s financial condition, results of operations, cash flows, access to capital, and ability to grow.

Magellan’s results of operations, future rate of growth, and the carrying value of Magellan’s oil and gas properties depend heavily on the prices Magellan receives for any crude oil and natural gas Magellan sells. Prices also affect the amount of cash flow available for capital expenditures and Magellan’s ability to borrow money or raise additional capital. The markets for crude oil and natural gas have historically been, and are likely to continue to be, volatile and subject to wide fluctuations in response to numerous factors, including the following:

•	worldwide and domestic supplies of oil and gas, and the productive capacity of the oil and gas industry as a whole;

•	changes in the supply and the level of consumer demand for such fuels;

•	overall global and domestic economic conditions;

•	political conditions in oil, natural gas, and other fuel-producing and fuel-consuming areas;

•	the extent of U.K. and Australian domestic oil and gas production and the consumption and importation of such fuels and substitute fuels in U.K., Australian, and other relevant markets;

•	the availability and capacity of gathering, transportation, processing, and/or refining facilities in regional or localized areas that may affect the realized price for crude oil or natural gas;

•	the price and level of foreign imports of crude oil, refined petroleum products, and LNG;

•	weather conditions, including effects of weather conditions on prices and supplies in worldwide energy markets;

•	technological advances affecting energy consumption and conservation;

•	the ability of the members of the Organization of Petroleum Exporting Countries and other exporting countries to agree to and maintain crude oil prices and production controls;

•	the competitive position of each such fuel as a source of energy as compared to other energy sources;

•	strengthening and weakening of the U.S. dollar relative to other currencies; and

•	the effect of governmental regulations and taxes on the production, transportation, and sale of oil, natural gas, and other fuels.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty, but in general Magellan expects oil and gas prices to continue to fluctuate significantly.

Further and sustained declines in oil and gas prices could reduce the amount of oil and gas that Magellan can produce economically and, as a result, could have a material adverse effect on Magellan’s financial condition, results of operations, and cash flows. Further, oil and gas prices do not necessarily move in tandem. Future oil and gas sales would generate lower revenue if oil and natural gas prices were to continue to decline. Prices for sales of oil production are primarily affected by global oil prices, and the volatility of those prices will affect future oil revenues.

Competition in the oil and natural gas industry is intense, and many of Magellan’s competitors have greater financial, technical, and other resources than Magellan does.

Magellan faces intense competition from major oil and gas companies and independent oil and gas exploration and production companies that seek oil and gas investments throughout the world, as well as the equipment, expertise, labor, and materials required to explore, develop, and operate crude oil and natural gas properties. Many of Magellan’s competitors have financial, technical, and other resources vastly exceeding those available to Magellan, and many crude oil and natural gas properties are sold in a competitive bidding process in which Magellan’s competitors may be able and willing to pay more for development prospects and productive properties, or in which Magellan’s competitors have technological information or expertise that is not available to Magellan to evaluate and successfully bid for the properties. In addition, shortages of equipment, labor, or materials as a result of intense competition may result in increased costs or the inability to obtain those resources as needed. Magellan may not be successful in acquiring, exploring, and developing profitable properties in the face of this competition.

Magellan also competes for human resources. Over the last several years, the number of talented people available across all disciplines in the industry has not grown significantly, and in many cases, is declining due to the demographics of the industry.

Magellan’s acquisition of or investments in new oil and gas properties or other assets may not be worth what Magellan pays due to uncertainties in evaluating recoverable reserves and other expected benefits, as well as potential liabilities.

Successful property or other acquisitions or investments require an assessment of a number of factors sometimes beyond Magellan’s control. These factors include exploration potential, future crude oil and natural gas prices, operating costs, and potential environmental and other liabilities. These assessments are not precise, and their accuracy is inherently uncertain.

In connection with Magellan’s acquisitions or investments, Magellan typically performs a customary review of the properties that will not necessarily reveal all existing or potential problems. In addition, Magellan’s review may not allow it to fully assess the potential deficiencies of the properties. Magellan does not inspect every well, and even when Magellan inspects a well, Magellan may not discover structural, subsurface, or environmental problems that may exist or arise. Magellan may not be entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, Magellan acquires interests or otherwise invests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

In addition, significant acquisitions can change the nature of Magellan’s operations and business if the acquired properties have substantially different operating and geological characteristics or are in different geographic locations or business sectors than Magellan’s existing properties or business. To the extent acquired properties are substantially different than Magellan’s existing properties or business, Magellan’s ability to efficiently realize the expected economic benefits of such acquisitions may be limited.

Integrating acquired properties involves a number of other special risks, including the risk that management may be distracted from normal business concerns by the need to integrate operations and systems as well as retain and assimilate additional employees. Therefore, Magellan may not be able to realize all of the anticipated benefits of its acquisitions.

These factors could have a material adverse effect on Magellan’s business, financial condition, results of operations, and cash flows. Consideration paid for any future acquisitions or investments could include Magellan stock or require that Magellan incur additional debt and contingent liabilities. As a result, future acquisitions or investments could cause dilution of existing equity interests and earnings per share.

Magellan’s operations are subject to complex laws and regulations, including environmental laws and regulations that result in substantial costs and other risks.

U.K. and Australian governmental authorities extensively regulate the oil and natural gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may become more stringent and, as a result, may affect, among other things, the pricing or marketing of crude oil and natural gas production. Noncompliance with statutes and regulations and more vigorous enforcement of such statutes and regulations by regulatory agencies may lead to substantial administrative, civil, and criminal penalties, including the assessment of natural resource damages, the imposition of significant investigatory and remedial obligations, and may also result in the suspension or termination of Magellan’s operations. The overall regulatory burden on the industry increases the cost to place, design, drill, complete, install, operate, and abandon wells and related facilities and, in turn, decreases profitability.

Governmental authorities regulate various aspects of drilling for and the production of crude oil and natural gas, including the permit and bonding requirements of drilling wells, the spacing of wells, the unitization or pooling of interests in crude oil and natural gas properties, rights-of-way and easements, environmental matters, occupational health and safety, the sharing of markets, production limitations, plugging, abandonment, and restoration standards, and oil and gas operations. Public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain projects. Under certain circumstances, regulatory authorities may deny a proposed permit or right-of-way or impose conditions of approval to mitigate potential environmental impacts, which could, in either case, negatively affect Magellan’s ability to explore or develop certain properties. Governmental authorities also may require any of Magellan’s ongoing or planned operations on their leases or licenses to be delayed, suspended, or terminated. Any such delay, suspension, or termination could have a material adverse effect on Magellan’s operations.

Magellan’s operations are also subject to complex and constantly changing environmental laws and regulations adopted by governmental authorities in jurisdictions where Magellan is engaged in exploration or production operations. New laws or regulations, or changes to current requirements, could result in material costs or claims with respect to properties Magellan owns or has owned. Magellan will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between various regulatory agencies. Under existing or future environmental laws and regulations, Magellan could incur significant liability, including joint and several liability or strict liability under environmental laws for noise emissions and for discharges of crude oil, natural gas, and associated liquids or other pollutants into the air, soil, surface water, or groundwater. Magellan could be required to spend substantial amounts on investigations, litigation, and remediation for these discharges and other compliance issues. Any unpermitted release of petroleum or other pollutants from Magellan’s operations could result not only in cleanup costs but also natural resources, real or personal property, and other compensatory damages and civil and criminal liability. Existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced, or altered in the future, may have a material adverse effect on Magellan.

Legislative and regulatory initiatives related to global warming and climate change could have an adverse effect on Magellan’s operations and the demand for crude oil and natural gas.

Due to concerns about the risks of global warming and climate change, a number of various national and regional legislative and regulatory initiatives to limit greenhouse gas emissions are currently in various stages of discussion or implementation. Legislative and regulatory programs to reduce emissions of greenhouse gases could require Magellan to incur substantially increased capital, operating, maintenance, and compliance costs, such as costs to purchase and operate emissions control systems, costs to acquire emissions allowances, and costs to comply with new regulatory or reporting requirements. Any such legislative or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas Magellan produces. Consequently, legislative and regulatory programs to reduce emissions of greenhouse gases could have an adverse effect on Magellan’s business, financial condition, results of operations, and cash flows.

In addition, there has been public discussion that climate change may be associated with more extreme weather conditions, such as increased frequency and severity of storms, droughts, and floods. Extreme weather conditions can interfere with Magellan’s development and production activities, increase Magellan’s costs of operations or reduce the efficiency of Magellan’s operations, and potentially increase costs for insurance coverage in the aftermath of such conditions. Significant physical effects of climate change could also have an indirect effect on Magellan’s financing and operations by disrupting the transportation or process related services provided by midstream companies, service companies, or suppliers with whom Magellan has a business relationship. Magellan may not be able to recover through insurance some or any of the damages, losses, or costs that may result from potential physical effects of climate change.

Magellan’s estimated reserves as of June 30, 2016 are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of such reserves.

This joint proxy statement/prospectus contains estimates of Magellan’s proved and probable reserves and the estimated future net revenues from Magellan’s proved reserves as of June 30, 2016. All of Magellan’s reserves are related to the proved oil and gas properties of Poplar. As a result of the closing of the exchange with One Stone Holdings II LP (“One Stone”) on August 1, 2016, all of Magellan’s reserves were disposed of as of that date. In any case, the reserve estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering, and economic data for each reservoir. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves will most likely vary from these estimates. Any significant variation of any nature could materially affect the estimated quantities and present value of Magellan’s proved reserves, and the actual quantities and present value may be significantly less than Magellan has previously estimated. Estimates of proved reserves may be adjusted to reflect production history, results of exploration and development drilling, prevailing oil and natural gas prices, costs to develop and operate properties, and other factors, many of which are beyond Magellan’s control. In addition, Magellan’s properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties. Probable reserves are less certain to be recovered than proved reserves.

The present value of future net cash flows from Magellan’s proved reserves is not necessarily the same as the current market value of Magellan’s estimated oil and natural gas reserves. Magellan bases the estimated discounted future net cash flows from Magellan’s proved reserves on the average, first-day-of-the-month price during the 12-month period preceding the measurement date, in accordance with SEC rules. However, actual future net cash flows from Magellan’s oil and natural gas properties also will be affected by factors such as:

•	actual prices Magellan receives for oil and natural gas;

•	actual costs of development and production expenditures;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation, including severance and excise taxes.

The timing of production from oil and natural gas properties and of related expenses affects the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor required by the SEC to be used to calculate discounted future net cash flows for reporting purposes may not be the most appropriate discount factor in view of actual interest rates, costs of capital, and other risks to which Magellan’s business or the oil and natural gas industry in general are subject.

SEC rules could limit Magellan’s ability to book proved undeveloped reserves in the future.

SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit in the future Magellan’s ability to book proved undeveloped reserves as Magellan pursues drilling programs on Magellan’s undeveloped properties.

Substantial capital is required for Magellan’s business and projects.

Magellan’s exploration, development, and acquisition activities require substantial capital expenditures. Historically, Magellan has funded its capital expenditures through a combination of cash flows from operations, farming-in other companies or investors to Magellan’s exploration and development projects in which Magellan has an interest, sales of non-core assets, and/or debt or equity financings. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices for oil and natural gas, and Magellan’s success in developing and producing new reserves. If Magellan’s cash flows from operations are not sufficient to fund its planned capital expenditures, Magellan must reduce its capital expenditures unless it can raise additional capital through debt, equity, or other financings, the divestment of assets or farm-in, farmout or other arrangements. Debt or equity financing may not always be available to Magellan in sufficient amounts or on acceptable terms, the proceeds offered to Magellan for potential divestitures may not always be of acceptable value to it, and farm-in, farmout or other arrangements may not be available to Magellan on terms which are economically attractive to it, or at all.

If Magellan is not able to replace reserves, it will not be able to generate production.

All of Magellan’s reserves as of June 30, 2016 are related to the proved oil and gas properties of Poplar. As a result of the closing of the One Stone exchange on August 1, 2016, all of Magellan’s reserves were disposed of as of that date. Magellan’s future success depends, in part, upon its ability to find, develop, or acquire additional oil and gas reserves that are economically recoverable. Recovery of any additional reserves will require significant capital expenditures and successful drilling operations. Magellan may not be able to successfully find and produce reserves economically in the future. In addition, Magellan may not be able to acquire proved or probable reserves at acceptable costs.

Future price declines may result in further write-downs of Magellan’s asset carrying values.

Magellan follows the successful efforts method of accounting for its oil and gas operations. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether proved reserves have been discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed.

The capitalized costs of Magellan’s oil and natural gas properties, on a depletion pool basis, cannot exceed the estimated undiscounted future net cash flows of that depletion pool. If net capitalized costs exceed undiscounted future net revenues, Magellan generally must write down the costs of each depletion pool to the estimated fair value (discounted future net cash flows of that depletion pool). For example, in the fiscal year ended June 30, 2016, as a result of significant declines in oil commodity prices, Magellan incurred an impairment loss of $7.8 million on its proved oil and gas properties included in discontinued operations. Although only $335 thousand of capitalized well costs remain as of September 30, 2016, a further significant decline in oil or natural gas prices from current levels, or other factors, could cause a further impairment write-down of capitalized costs and a non-cash charge against future earnings. Once incurred, a write-down of capitalized assets cannot be reversed at a later date, even if oil or natural gas prices increase.

Oil and gas drilling and production operations are hazardous and expose Magellan to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine, or well fluids, and other environmental hazards and risks. Drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings, and separated cables. If any of these or similar events occur, Magellan could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to, or destruction of, property, natural resources, and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; and

•	suspension of operations.

Magellan’s liability for environmental hazards may include those created either by the previous owners of properties that Magellan purchases, leases, or licenses, or by acquired companies prior to the date Magellan acquires them. Magellan maintains insurance against some, but not all, of the risks described above. Magellan’s insurance may not be adequate to cover casualty losses or liabilities, and in the future, Magellan may not be able to obtain insurance at premium levels that justify its purchase.

Weakness in economic conditions or uncertainty in financial markets may have material adverse impacts on Magellan’s business that it cannot predict.

In recent years, the U.S., U.K., Australian, and global economies and financial systems have experienced turmoil and upheaval characterized by extreme volatility and declines in prices of securities, diminished liquidity and credit availability, inability to access capital markets, the bankruptcy, failure, collapse, or sale of financial institutions, increased levels of unemployment, and an unprecedented level of government intervention. Although some portions of the economy appear to have stabilized and may be recovering, the extent and timing of a recovery, and whether it can be sustained, are uncertain. Renewed weakness in the U.K., Australian, or other large economies could materially adversely affect Magellan’s business, financial condition, results of operations, and cash flows.

In addition, some of Magellan’s oil and gas properties in the United Kingdom are operated by third parties that Magellan depends on for timely performance of drilling and other contractual obligations and, in some cases, for distribution to Magellan of its proportionate share of revenues from sales of oil and natural gas production. If weak economic conditions adversely impact Magellan’s third-party operators, Magellan is exposed to the risk that drilling operations or revenue disbursements to it could be delayed or suspended.

Magellan has limited control over the activities on properties it does not operate.

Some of the U.K. properties in which Magellan has an ownership interest are operated by other companies. As a result, Magellan has limited ability to exercise influence over, and control the risks associated with, the development and operation of those properties. The timing and success of drilling and development activities on those properties depends on a number of factors outside of Magellan’s control, including the operator’s:

•	determination of the nature and timing of flow test, drilling and operational activities;

•	determination of the timing and amount of capital expenditures;

•	expertise and financial resources;

•	approval of other participants in drilling wells; and

•	selection of suitable technology.

The failure of an operator of Magellan’s properties to adequately perform development and operational activities, an operator’s breach of the applicable agreements, or an operator’s failure to act in ways that are in Magellan’s best interests could reduce production, revenues, and reserves, and have a material adverse effect on Magellan’s financial condition, results of operations, and cash flows.

Currency exchange rate fluctuations may negatively affect Magellan’s operating results.

The exchange rates between the U.S. dollar and the British pound, as well as the exchange rates between the Australian dollar and the U.S. dollar, have fluctuated in recent periods and may fluctuate substantially in the future. Because of Magellan’s U.K. development program, a portion of Magellan’s expenses, including exploration costs and capital and operating expenditures, will continue to be denominated in British pounds. Accordingly, any material appreciation of the British pound against the U.S. dollar could have a negative impact on Magellan’s results of operations and financial condition. Magellan’s foreign exchange transaction loss for the fiscal year ended June 30, 2016, was $234 thousand and is included under general and administrative expenses in the consolidated statement of operations.

Proposed changes to U.S. tax laws, if adopted, could have an adverse effect on Magellan’s business, financial condition, results of operations, and cash flows.

The U.S. President’s budget proposals have included recommendations that would, if enacted, make significant changes to U.S. tax laws applicable to oil and natural gas exploration and production companies, and legislation has been previously introduced in the U.S. Congress that would implement many of these proposals. These proposed changes include, but are not limited to:

•	eliminating the current deduction for intangible drilling and development costs;

•	eliminating the deduction for certain U.S. production activities for oil and natural gas production;

•	repealing the percentage depletion allowance for oil and natural gas properties; and

•	extending the amortization period for certain geological and geophysical expenditures.

These proposed changes in the U.S. tax laws, if adopted, or other similar changes that reduce or eliminate deductions currently available with respect to oil and natural gas exploration and development, could adversely affect Magellan’s business, financial condition, results of operations, and cash flows.

Certain of Magellan’s interests in the United Kingdom and Australia are subject to licenses that could be forfeited if certain drilling requirements are not met.

Magellan owns certain interests in the United Kingdom that are subject to licenses issued by the Secretary of State for Energy and Climate Change under the U.K. Petroleum Act 1998. In addition, Magellan owns a 100% interest in the NT/P82 Exploration Permit in the Bonaparte Basin, offshore Northern Territory, Australia, issued by the Commonwealth-Northern Territory Offshore Petroleum Joint Authority that is subject to certain terms. In order to retain the interests granted by the licenses and permit, Magellan is required to meet certain drilling, expenditure or seismic requirements. If the applicable requirements are not met or waived, the interests granted by the licenses or permit must be forfeited.

In the United Kingdom, with respect to PEDLs 137 and 246, Magellan and its partners negotiated with the U.K. Oil and Gas Authority (“OGA”) an amendment to the terms of the licenses, whereby for PEDL 137, the expiration of the second exploration term was extended to September 30, 2016, and for PEDL 246, the expiration of the initial exploration term was extended to June 30, 2016, and the expiration of the second exploration term was extended to June 30, 2019. Following the successful results of the flow test at the HH-1, the OGA and Secretary of State approved the work plan for each of these licenses (extending the expiration dates for PEDLs 137 and 246 to June 30, 2018 and June 30, 2017, respectively) and the creation of retention areas covering the entire geographic area of them, which retention areas effectively replace the second term of the licenses.

In the case of the Australian NT/P82 prospect, the term of the license was due to expire by May 12, 2016, unless the work requirements of the license had been met. In April 2016, Magellan applied to the NOPTA to extend the permit term by 18 months to allow the minimum work condition to be undertaken. On June 29, 2016, NOPTA informed Magellan that the Commonwealth-Northern Territory Offshore Petroleum Joint Authority approved the extension of the term of the license to November 12, 2017.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of changing demand for oil and natural gas may have a material adverse effect on Magellan’s business, financial condition, results of operations, and cash flows.

The market price of Magellan common stock may fluctuate significantly, which may make certain projects uneconomical and/or result in losses for investors.

During the past several years, the stock markets in general and for oil and gas exploration and production companies in particular have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating results and asset values of the underlying companies. In addition, due to relatively low trading volumes for Magellan common stock, the market price for Magellan common stock may fluctuate significantly more than the markets as a whole. The market price of Magellan common stock could fluctuate widely in response to a variety of factors, including factors beyond Magellan’s control. These factors include:

•	changes in crude oil or natural gas commodity prices;

•	Magellan’s quarterly or annual operating results;

•	investment recommendations by securities analysts following Magellan’s business or Magellan’s industry;

•	additions or departures of key personnel;

•	changes in the business, earnings estimates, or market perceptions of comparable companies;

•	changes in industry, general market, or regional or global economic conditions; and

•	announcements of legislative or regulatory changes affecting Magellan’s business or Magellan’s industry.

Fluctuations in the market price of Magellan common stock may be significant and may make certain projects uneconomical and/or result in losses for investors.

Magellan may issue a significant number of shares of common stock under outstanding stock options and future equity awards under the Magellan 2012 Plan, and common stockholders may be adversely affected by the issuance and sale of those shares.

As of September 30, 2016, Magellan had 726,973 stock options outstanding, of which 720,723 were fully vested and exercisable. As of that date, there were 67,471 shares of common stock remaining available for future awards under the Magellan 2012 Plan. If all of the 726,973 outstanding stock options, which have exercise prices ranging from $6.32 to $17.92 per share, are exercised, the shares of common stock issued would represent approximately 11% of the outstanding shares of common stock. Sales of those shares could adversely affect the market price of Magellan common stock, even if Magellan’s business is doing well.

If Magellan common stock is delisted from the NASDAQ Capital Market, its liquidity and value could be reduced.

In order for Magellan to maintain the listing of its shares of common stock on the NASDAQ Capital Market, Magellan’s stockholders’ equity must meet the minimum $2.5 million required for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Stock Market Rule 5550(b)(1). On May 17, 2016, Magellan received a letter from the Listing Qualifications Department of the NASDAQ Stock Market indicating that Magellan’s stockholders’ equity as reported in

Magellan’s quarterly report on Form 10-Q for the period ended March 31, 2016 did not meet the minimum $2.5 million required for continued listing. After Magellan submitted a plan to the NASDAQ Stock Market to regain compliance, on July 29, 2016, Magellan received a letter from the Listing Qualifications Department of the NASDAQ Stock Market indicating that it had determined to grant Magellan an extension until October 14, 2016 to regain compliance with Rule 5550(b). In the letter dated July 29, 2016, the Listing Qualifications Department indicated that any future business combination with a non-NASDAQ entity would likely be considered a “change of control” of Magellan, which would require the post-combination company to apply for initial listing on the NASDAQ Capital Market and meet all applicable initial listing criteria. On October 18, 2016, Magellan received a letter from the Listing Qualifications Department of the NASDAQ Stock Market indicating that (i) based on the Annual Report on Form 10-K filed by Magellan for its fiscal year ended June 30, 2016, which included a pro forma consolidated balance sheet evidencing stockholders’ equity of $3.7 million, Magellan had regained compliance with NASDAQ Stock Market Rule 5550(b)(1), and (ii) if Magellan fails to evidence compliance upon filing its next periodic report, it may be subject to delisting.

Pursuant to the merger agreement, it is a condition to the completion of the merger that the shares of Magellan common stock to be issued to Tellurian stockholders pursuant to the merger be authorized for listing to be traded on the NASDAQ Capital Market, subject to official notice of issuance.

If Magellan common stock were delisted from trading on the NASDAQ Capital Market, it may be eligible for trading on the OTCQB, but the delisting of Magellan common stock could adversely impact the liquidity and value of Magellan common stock and Magellan’s ability to raise capital or consummate the merger.

The reverse stock split of Magellan common stock may have reduced and may continue to limit the market trading liquidity of the shares due to the reduced number of shares outstanding, and may potentially have an anti-takeover effect.

In July 2015, Magellan effected a one share-for-eight shares reverse stock split of common stock in order to increase the bid price to more than $1.00 per share and thus maintain the listing for Magellan common stock on the NASDAQ Capital Market. Although the reverse stock split was intended to avoid decreased liquidity for the shares in the event of a delisting from the NASDAQ Capital Market, the liquidity of the shares may be adversely affected by the reverse stock split as a result of the reduced number of shares outstanding following the reverse stock split. In addition, the reverse stock split may have increased the number of stockholders who own odd lots (less than 100 shares) of Magellan common stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales. Further, since the stockholder-approved reverse stock split was accomplished without a corresponding reduction in the number of shares authorized for issuance under Magellan’s certificate of incorporation, the relative increase in the number of shares authorized for issuance could, under certain circumstances, have an anti-takeover effect by enabling the Magellan board of directors to issue additional shares of common stock in a transaction making it more difficult for a party to obtain control of Magellan by tender offer or other means.

Magellan does not intend to pay cash dividends on its common stock in the foreseeable future, and therefore only appreciation of the price of Magellan common stock will provide a return to Magellan common stockholders.

Magellan currently anticipates that it will retain future earnings, if any, to reduce its accumulated deficit and finance the growth and development of Magellan’s business. Any future determination as to the declaration and payment of cash dividends on Magellan common stock will be at the discretion of the Magellan board of directors and will depend upon Magellan’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and any other factors that Magellan’s board determines to be relevant. As a result, only appreciation of the price of Magellan common stock, which may not occur, will provide a return to Magellan common stockholders.

Provisions in Magellan’s charter documents and Delaware law make it more difficult to effect a change in control of Magellan, which could prevent stockholders from receiving a takeover premium on their investment.

Magellan is a Delaware corporation, and the anti-takeover provisions of Delaware law impose various barriers to the ability of a third-party to acquire control of Magellan, even if a change of control would be attractive to Magellan’s existing stockholders. In addition, Magellan’s certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of Magellan without the approval of the Magellan board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of Magellan’s outstanding common stock. Among other things, these provisions:

•	authorize Magellan to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•	classify the Magellan board of directors so that only some of Magellan’s directors are elected each year;

•	prohibit stockholders from calling special meetings of stockholders; and

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

These provisions also may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in Magellan stockholders receiving a premium over the market price of their common stock.

Risks Relating to Tellurian Investments’ Business

As discussed below, Tellurian Investments’ business is subject to numerous risks and uncertainties. If the merger is completed, Tellurian Investments’ business will comprise a substantial majority of the business of the combined company. Therefore, all of the risks described in this section will apply to the combined company if the merger is completed.

Tellurian Investments is the sole interest holder of Tellurian LNG, which together with Tellurian LNG’s subsidiaries, will develop the Driftwood LNG Project. Tellurian Investments does not expect to generate sufficient cash to pay dividends until the completion of construction of the Driftwood LNG Project by Tellurian LNG and its wholly owned subsidiaries, and any dividends will be attributable to distributions made by Tellurian LNG to Tellurian Investments.

Tellurian Investments’ only assets include its 100% membership or ownership interests in each of Tellurian LNG, Tellurian Services LLC and Tellurian LNG UK Ltd (“Tellurian UK”), and cash held for certain start-up and operating expenses. Tellurian Investments’ cash flow and consequently its ability to distribute earnings is solely dependent upon the cash flow Tellurian LNG receives from the Driftwood LNG Project and the transfer of funds by Tellurian LNG to Tellurian Investments in the form of distributions or otherwise. Tellurian LNG’s ability to complete the Driftwood LNG Project, as discussed further below, is dependent upon its, its subsidiaries and Tellurian Investments’ ability to obtain necessary regulatory approvals and raise the capital necessary to fund the development of the project.

Although Tellurian Investments anticipates that cash distributions from Tellurian LNG will be made to Tellurian Investments when profits are available, the Tellurian LNG limited liability company agreement provides that Tellurian Investments, as the sole member of Tellurian LNG, and therefore Tellurian Investments’ board of directors, will determine when distributions can be made. There is no assurance that such a determination will be made or can be obtained.

Although Tellurian Investments anticipates that cash distributions from Tellurian UK will be made to Tellurian Investments when profits are available, the Tellurian UK limited liability company agreement provides that Tellurian Investments, as the sole member of Tellurian UK, and therefore Tellurian Investments’ board of directors, will determine when distributions can be made. There is no assurance that such a determination will be made or can be obtained.

In addition, because Tellurian Investments’ business will have limited asset and geographic diversification, adverse developments in the natural gas and LNG industry, or to the Driftwood LNG Project, will have a greater impact on Tellurian Investments’ financial condition than if it maintained a more diverse asset and geographic profile.

Tellurian Investments will be required to seek additional debt and equity financing in the future to complete the Driftwood LNG Project, and may not be able to secure such financing on acceptable terms, or at all.

Because Tellurian Investments will be unable to generate any revenue from its operations and expects to be in the development stage for multiple years, Tellurian Investments will need additional financing to provide the capital required to execute its business plan. Tellurian Investments will need significant funding to develop the Driftwood LNG Project as well as for working capital requirements and other operating and general corporate purposes.

There can be no assurance that Tellurian Investments will be able to raise sufficient capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, Tellurian Investments may be required to delay, scale back or eliminate the development of business opportunities, and its operations and financial condition may be adversely affected to a significant extent.

Debt financing, if obtained, may involve agreements that include liens on its assets and covenants limiting or restricting the ability to take specific actions, such as paying dividends or making distributions, incurring additional debt, acquiring or disposing of assets and increasing expenses. Debt financing would also be required to be repaid regardless of Tellurian Investments’ operating results.

Tellurian Investments’ business does not have sufficient working capital to sustain operations for the next 12 months, which raises substantial doubt about its ability to continue as a going concern. Funding from any source may be unavailable to Tellurian Investments on acceptable terms, or at all. If Tellurian Investments is not able to raise sufficient capital to fund operations and expenses, it may not be able to continue as a going concern and its business could fail.

In addition, the ability to obtain financing for the proposed Driftwood LNG Project is expected to be contingent upon, among other things, Tellurian Investments’ ability to enter into sufficient long-term commercial agreements prior to the commencement of construction. To date, Tellurian Investments has not entered into any definitive third-party agreements for the proposed Driftwood LNG Project, and it may not be successful in negotiating and entering into such agreements.

Tellurian Investments and Tellurian LNG have only a limited operating history.

Both Tellurian Investments and Tellurian LNG were formed in 2016, and only recently commenced development. Although Tellurian Investments’ current and anticipated directors, managers and officers have prior professional and industry experience, Tellurian Investments and Tellurian LNG have a limited prior operating history, track record and historical financial information upon which you may evaluate prospects.

Tellurian LNG has not yet commenced the construction of the Driftwood LNG Project. Accordingly, Tellurian Investments expects to incur significant additional costs and expenses through completion of development and construction of the Driftwood LNG Project. As a result, Tellurian Investments expects operating losses will increase substantially in the remainder of 2016 and thereafter, and expects to continue to incur operating losses and experience negative operating cash flow through at least 2022.

Failure to retain and attract key executive officers and other skilled professional and technical employees could have an adverse effect on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

The success of Tellurian Investments’ business relies heavily on its executive officers. Should Tellurian Investments’ executive officers be unable to perform their duties on behalf of Tellurian Investments, or should Tellurian Investments be unable to retain or attract other members of management, Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects could be materially impacted.

Tellurian Investments will be subject to risks related to doing business in, and having counterparties based in, foreign countries.

Tellurian Investments may engage in operations or make substantial commitments and investments, or enter into agreements with counterparties, located outside the United States, which would expose Tellurian Investments to political, governmental, and economic instability and foreign currency exchange rate fluctuations.

Any disruption caused by these factors could harm Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects. Risks associated with operations, commitments and investments outside of the United States include but are not limited to risks of:

•	currency fluctuations;

•	war or terrorist attack;

•	expropriation or nationalization of assets;

•	renegotiation or nullification of existing contracts;

•	changing political conditions;

•	changing laws and policies affecting trade, taxation, and investment;

•	multiple taxation due to different tax structures;

•	general hazards associated with the assertion of sovereignty over areas in which operations are conducted; and

•	the unexpected credit rating downgrade of countries in which Tellurian Investments’ LNG customers are based.

Because Tellurian Investments’ reporting currency is the United States dollar, any of the operations conducted outside the United States or denominated in foreign currencies would face additional risks of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. In addition, Tellurian Investments would be subject to the impact of foreign currency fluctuations and exchange rate changes on its financial reports when translating its assets, liabilities, revenues and expenses from operations outside of the United States into U.S. dollars at then-applicable exchange rates. These translations could result in changes to the results of operations from period to period.

Tellurian Investments is currently classified as a United States real property holding company (“USRPHC”) under applicable tax laws, and non-U.S. investors may be subject to tax withholding and other tax consequences upon a disposition of their shares, as set forth further below under “Material U.S. Federal Income Tax Consequences of the Merger.”

Tellurian Investments is a USRPHC under applicable tax laws, which subjects non-U.S. investors to tax withholding and other tax consequences upon a disposition of their shares. If the merger closes, Magellan will likely be classified in the same manner, which subjects non-U.S. investors to tax withholding and other tax consequences upon a disposition of their Magellan shares. Non-U.S. investors should consult their tax advisors with respect to the application of this to their investment and other U.S. tax rules, as set forth further below under “Material U.S. Federal Income Tax Consequences of the Merger.”

Tellurian Investments is a defendant in a lawsuit that could result in equitable relief and/or monetary damages that could have a material adverse effect on Tellurian Investments’ operating results and financial condition.

Tellurian Investments and Tellurian Services LLC, along with each of Messrs. Houston and Daniels and certain entities in which each of them owned membership interests, as applicable, have been named as defendants in one recently initiated lawsuit. Although Tellurian Investments believes the plaintiffs’ claims are without merit, Tellurian Investments may not ultimately be successful and any potential liability Tellurian Investments may incur is not reasonably estimable. However, even if Tellurian Investments is successful in the defense of this litigation, Tellurian Investments could incur costs and suffer both an economic loss and an adverse impact on its reputation, which could have a material adverse effect on its business. In addition, any adverse judgment or settlement of the litigation could have an adverse effect on its operating results and financial condition. See “The Companies—Tellurian Investments Inc.—Legal Proceedings” beginning on page 64.

Tellurian Investments’ estimated costs for the Driftwood LNG Project may not be accurate and are subject to change due to various factors.

Tellurian Investments currently estimates that the construction costs for the Driftwood LNG Project will be between approximately $13.0 and $15.6 billion. However, cost estimates are only an approximation of the actual costs of construction and are before owners’ costs, financing costs, pipeline construction costs and contingencies. Moreover, cost estimates may change due to various factors, such as the final terms of any definitive request for services with its engineering, procurement and construction (“EPC”) service provider, as well as change orders, delays in construction, legal and regulatory requirements, site issues, increased component and material costs, escalation of labor costs, labor disputes, increased spending to maintain Tellurian Investments’ construction schedule and other factors.

The construction and operation of the Driftwood LNG Project remains subject to further approvals, and some approvals may be subject to further conditions, review and/or revocation.

The design, construction and operation of LNG export terminals is a highly regulated activity. The approval of the U.S. Federal Energy Regulatory Commission (“FERC”) under Section 3 of the Natural Gas Act, as well as several other material governmental and regulatory approvals and permits, is required in order to construct and operate an LNG terminal. Although the necessary authorizations to operate the proposed LNG Facilities may be obtained, such authorizations are subject to ongoing conditions imposed by regulatory agencies, and additional approval and permit requirements may be imposed.

Tellurian Investments will be required to obtain governmental approvals and authorizations to implement its proposed business strategy, which includes the construction and operation of the Driftwood LNG Project. In particular, authorization from FERC and the U.S. Department of Energy is required to construct and operate the proposed LNG Facilities. In addition to seeking approval for export to countries with which the United States has a Free Trade Agreement (“FTA”), Tellurian Investments will seek to obtain approval for export to non-FTA countries. There is no assurance that Tellurian Investments will obtain and maintain these governmental permits, approvals and authorizations, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on its business, results of operations, financial condition and prospects.

Tellurian Investments will be dependent on third-party contractors for the successful completion of the Driftwood LNG Project, and these contractors may be unable to complete the Driftwood LNG Project.

There is limited recent industry experience in the United States regarding the construction or operation of large-scale liquefaction facilities. The construction of the Driftwood LNG Project is expected to take several years, will be confined to a limited geographic area and could be subject to delays, cost overruns, labor disputes and other factors that could adversely affect financial performance or impair Tellurian Investments’ ability to execute its scheduled business plan.

Timely and cost-effective completion of the Driftwood LNG Project in compliance with agreed-upon specifications will be highly dependent upon the performance of third-party contractors pursuant to their agreements. However, Tellurian Investments has not yet entered into definitive agreements with certain of the contractors, advisors and consultants necessary for the development and construction of the Driftwood LNG Project. Tellurian Investments may not be able to successfully enter into such construction contracts on terms or at prices that are acceptable to it.

Further, faulty construction that does not conform to Tellurian Investments’ design and quality standards may have an adverse effect on Tellurian Investments’ business, results of operations, financial condition and prospects. For example, improper equipment installation may lead to a shortened life of Tellurian Investments’ equipment, increased operations and maintenance costs or a reduced availability or production capacity of the affected facility. The ability of Tellurian Investments’ third-party contractors to perform successfully under any agreements to be entered into is dependent on a number of factors, including force majeure events and such contractors’ ability to:

•	design, engineer and receive critical components and equipment necessary for the Driftwood LNG Project to operate in accordance with specifications and address any start-up and operational issues that may arise in connection with the commencement of commercial operations;

•	attract, develop and retain skilled personnel and engage and retain third-party subcontractors, and address any labor issues that may arise;

•	post required construction bonds and comply with the terms thereof, and maintain their own financial condition, including adequate working capital;

•	adhere to any warranties the contractors provide in their EPC contracts; and

•	respond to difficulties such as equipment failure, delivery delays, schedule changes and failure to perform by subcontractors, some of which are beyond their control, and manage the construction process generally, including engaging and retaining third-party contractors, coordinating with other contractors and regulatory agencies and dealing with inclement weather conditions.

Furthermore, Tellurian Investments may have disagreements with its third-party contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under the related contracts, resulting in a contractor’s unwillingness to perform further work on the relevant project. Tellurian Investments may also face difficulties in commissioning a newly constructed facility. Any significant project delays in the development of the Driftwood LNG Project could materially and adversely affect Tellurian Investments’ business, results of operations, financial condition and prospects.

Tellurian Investments’ ability to generate cash is substantially dependent upon it entering into contracts with third parties and the performance of those customers under those contracts.

Tellurian Investments has not yet entered into, and may never be able to enter into, satisfactory commercial arrangements with third-party customers for products and services at the Driftwood LNG Project.

Tellurian Investments’ business strategy may change regarding how and when the proposed Driftwood LNG Project’s export capacity is marketed. Also, Tellurian Investments’ business strategy may change due to the inability to enter into agreements with customers or based on views regarding future prices, supply and demand of LNG, natural gas liquefaction capacity, and worldwide regasification capacity. If the efforts to market the proposed Driftwood LNG Project are not successful, Tellurian Investments’ business, results of operations, financial condition and prospects may be materially and adversely affected.

Tellurian LNG’s construction and operations activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks, which could cause cost overruns and delays and could have a material adverse effect on its business, results of operations, financial condition, liquidity and prospects.

Siting, development and construction of the Driftwood LNG Project will be subject to the risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including, but not limited to, the following:

•	Difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

•	Failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of any of the contemplated LNG Facilities;

•	Failure to obtain sale and purchase agreements that generate sufficient revenue to support the financing and construction of the Driftwood LNG Project;

•	Difficulties in engaging qualified contractors necessary to the construction of the contemplated Driftwood LNG Project or other LNG Facilities;

•	Shortages of equipment, material or skilled labor;

•	Natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents and terrorism;

•	Unscheduled delays in the delivery of ordered materials;

•	Work stoppages and labor disputes;

•	Competition with other domestic and international LNG export terminals;

•	Unanticipated changes in domestic and international market demand for and supply of natural gas and LNG, which will depend in part on supplies of and prices for alternative energy sources and the discovery of new sources of natural resources;

•	Unexpected or unanticipated additional improvements; and

•	Adverse general economic conditions.

Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are currently estimated, which could require Tellurian Investments to obtain additional sources of financing to fund the activities until the proposed

Driftwood LNG Project is constructed and operational (which could cause further delays). Any delay in completion of the Driftwood LNG Project may also cause a delay in the receipt of revenues projected from the Driftwood LNG Project or cause a loss of one or more customers. As a result, any significant construction delay, whatever the cause, could have a material adverse effect on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

Technological innovation may render Tellurian Investments’ anticipated competitive advantage or its processes obsolete.

Tellurian Investments’ success will depend on its ability to create and maintain a competitive position in the natural gas liquefaction industry. In particular, although Tellurian Investments plans to construct the Driftwood LNG Project using proven technologies that it believes provides it with certain advantages, Tellurian Investments does not have any exclusive rights to any of the technologies that it will be utilizing. In addition, the technology Tellurian Investments anticipates using in the Driftwood LNG Project may be rendered obsolete or uneconomical by legal or regulatory requirements, technological advances, more efficient and cost-effective processes or entirely different approaches developed by one or more of its competitors or others, which could materially and adversely affect Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

Decreases in the demand for and price of natural gas could lead to reduced development of LNG projects worldwide.

Tellurian Investments is subject to risks associated with the development, operation and financing of domestic LNG facilities. The development of domestic LNG facilities and projects are generally based on assumptions about the future price of natural gas and LNG and the conditions of the global natural gas and LNG markets. Natural gas and LNG prices have been, and are likely to remain in the future, volatile and subject to wide fluctuations that are difficult to predict. Such fluctuations may be caused by factors such as the competitive liquefaction capacity in North America; the international supply and receiving capacity of LNG; LNG tanker capacity; weather conditions; domestic and global demand for natural gas; the effect of government regulation on the production, transportation and sale of natural gas; oil and natural gas exploration and production activities; the development of and changes in the cost of alternative energy sources for natural gas and political and economic conditions worldwide.

Further, the development of liquefaction facilities takes a substantial amount of time, requires significant capital investment, may be delayed by unforeseen and uncontrollable factors and is dependent on the financial viability and ability of Tellurian Investments to market LNG internationally.

Competition in the liquefied natural gas industry is intense, and some of Tellurian Investments’ competitors have greater financial, technological and other resources.

Tellurian Investments plans to operate in the highly competitive area of liquefied natural gas production and faces intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies and utilities.

Many competing companies have secured access to, or are pursuing development or acquisition of, LNG facilities to serve the North American natural gas market, including other proposed liquefaction facilities in North America. Tellurian Investments may face competition from major energy companies and others in pursuing its proposed business strategy to provide liquefaction and export products and services at its proposed Driftwood LNG Project. In addition, competitors have and are developing additional LNG terminals in other markets, which also compete with the proposed LNG Facilities. Almost all of these competitors have longer operating histories, more development experience, greater name recognition, larger staffs and substantially greater financial, technical and marketing resources than Tellurian Investments currently possesses. The superior resources that these competitors have available for deployment could allow them to compete successfully against Tellurian Investments, which could have a material adverse effect on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

There may be shortages of LNG vessels worldwide, which could have a material adverse effect on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

The construction and delivery of LNG vessels requires significant capital and long construction lead times, and the availability of the vessels could be delayed to the detriment of Tellurian Investments’ business and customers due to the following:

•	an inadequate number of shipyards constructing LNG vessels and a backlog of orders at these shipyards;

•	political or economic disturbances in the countries where the vessels are being constructed;

•	changes in governmental regulations or maritime self-regulatory organizations;

•	work stoppages or other labor disturbances at the shipyards;

•	bankruptcies or other financial crises of shipbuilders;

•	quality or engineering problems;

•	weather interference or catastrophic events, such as a major earthquake, tsunami, or fire; or

•	shortages of or delays in the receipt of necessary construction materials.

A terrorist or military incident involving an LNG carrier could result in delays in, or cancellation of, construction or closure of the proposed LNG Facilities.

A terrorist or military incident involving an LNG carrier may result in delays in, or cancellation of, construction of new LNG facilities, including the proposed LNG Facilities, which would increase Tellurian Investments’ costs and decrease cash flows. A terrorist incident may also result in temporary or permanent closure of Tellurian Investments’ proposed LNG Facilities, including the Driftwood LNG Project, which could increase costs and decrease cash flows, depending on the duration of the closure. Operations at the proposed LNG Facilities, including the Driftwood LNG Project, could also become subject to increased governmental scrutiny that may result in additional security measures at a significant incremental cost. In addition, the threat of terrorism and the impact of military campaigns may lead to continued volatility in prices for natural gas that could adversely affect Tellurian Investments’ business and customers, including the ability of Tellurian Investments’ suppliers or customers to satisfy their respective obligations under Tellurian Investments’ commercial agreements.

Changes in legislation and regulations relating to the LNG industry could have a material adverse impact on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

Future legislation and regulations, such as those relating to the transportation and security of LNG exported from the proposed LNG Facilities through the Calcasieu Ship Channel, could cause additional expenditures, restrictions and delays in connection with the proposed LNG Facilities and their construction, the extent of which cannot be predicted and which may require Tellurian Investments to limit substantially, delay or cease operations in some circumstances. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating costs and restrictions could have a material adverse effect on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

Tellurian Investments’ operations will be subject to a number of environmental laws and regulations that impose significant compliance costs, and existing and future environmental and similar laws and regulations could result in increased compliance costs or additional operating restrictions.

Tellurian Investments’ business will be subject to extensive federal, state and local regulations and laws, including regulations and restrictions on discharges and releases to the air, land and water and the handling, storage and disposal of hazardous materials and wastes in connection with the development, construction and operation of its liquefaction facilities. These regulations and laws will require Tellurian Investments to maintain permits, provide governmental authorities with access to its facilities for inspection and provide reports related to its compliance. Violation of these laws and regulations could lead to substantial fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects. Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of the Driftwood LNG Project, Tellurian Investments could be liable for the costs of cleaning up hazardous substances released into the environment and for damage to natural resources.

In addition, future federal, state and local legislation and regulations may impose unforeseen burdens and increased costs on Tellurian Investments’ business that could have a material adverse effect on Tellurian Investments’ financial results, such as regulations regarding greenhouse gas emissions and the transportation of LNG.

The operation of the proposed Driftwood LNG Project may be subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities and losses that could have a material adverse effect on Tellurian Investments’ business, results of operations, financial condition, liquidity and prospects.

The plan of operations for the proposed Driftwood LNG Project is subject to the inherent risks associated with LNG operations, including explosions, pollution, release of toxic substances, fires, hurricanes and other adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or result in damage to or destruction of the proposed Driftwood LNG Project and assets or damage to persons and property. In addition, operations at the proposed Driftwood LNG Project and vessels of third parties on which Tellurian Investments’ operations are dependent face possible risks associated with acts of aggression or terrorism.

Tellurian Investments does not, nor does it intend to, maintain insurance against all of these risks and losses. Tellurian Investments may not be able to maintain desired or required insurance in the future at rates that it considers reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on Tellurian Investments’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Financial projections by Tellurian Investments may not prove to be reflective of actual future results.

In connection with the merger and for the use of Petrie in connection with its fairness opinion delivered for Magellan, Tellurian Investments prepared and considered, among other things, internal financial forecasts for Tellurian Investments. These financial projections include assumptions regarding future revenue, EBITDA, capital expenditures and unlevered free cash flow. They speak only as of the date prepared and have not been, and will not be, updated. These financial projections were not provided with a view to public disclosure, are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. In addition, the failure to achieve projected results could have a material adverse effect on the combined company’s share price and financial position following the merger. For additional information regarding these financial projections, see “The Merger—Opinion of Magellan’s Financial Advisor—Going Concern Analysis of Tellurian Investments—Summary of Tellurian Investments Projections” beginning on page 89.

Risks Relating to the Combined Company Relating to the Merger

Magellan’s stock price is volatile and the value of the Magellan common stock to be issued in the merger will depend on its market price at the time of the merger; no adjustment in the number of shares of Magellan common stock to be issued in the merger will be made as a result of changes in the market price of Magellan common stock prior to the merger.

At the closing of the merger, each share of Tellurian Investments common stock, other than shares for which appraisal rights held by Tellurian Investments stockholders are perfected, will be converted into the right to receive shares of Magellan common stock, as more particularly described herein. The number of shares to be issued will not be adjusted for changes in the market price of Magellan common stock. Consequently, the specific dollar value of Magellan common stock that Tellurian Investments stockholders will receive upon the completion of the merger will depend on the market value of Magellan common stock at that time and may vary from the date that any stockholder executes a proxy with respect to approval of the merger, or the date of the respective meetings of the stockholders. You are urged to obtain recent market quotations for Magellan common stock. Neither Magellan nor Tellurian Investments can predict or give any assurances as to the market price of Magellan common stock at any time before or after the merger.

There can be no assurance that the business operations and personnel of Magellan and Tellurian Investments can be successfully integrated on a timely basis, if at all. As a result, the business and results of operations of the combined company could be materially and adversely affected.

There can be no assurance that the integration will be completed on a timely basis, or that the anticipated benefits of the merger can be achieved. The respective boards of directors of Magellan and Tellurian Investments approved the merger based, in part, upon the expectation that the merger would produce a more valuable combined business. The integration process will divert the attention of senior management. Any unexpected difficulties in implementing the integration could cause a disruption in the ongoing business affairs of the combined company. Further, the process of combining Magellan and Tellurian Investments could negatively affect employee morale and the ability of the combined company to retain key employees after the merger.

In connection with the merger, the combined company will incur certain transaction costs, as well as consolidation and integration expenses that cannot be accurately estimated at this time, either of which may negatively affect the combined company’s financial condition and operating results.

The combined company will incur certain transaction costs as a result of the merger, including legal and accounting fees. In addition, the combined company will incur consolidation and integration expenses and expenses relating to the continued operations of Magellan, which cannot be accurately estimated at this time. These costs could include the possible relocation of certain operations and employees from Colorado to other offices of the combined company as well as costs associated with terminating existing office leases and the loss of benefits of certain favorable office leases. It is expected that the combined company will charge consolidation and integration expenses to operations in Magellan’s fiscal year 2017. Magellan and Tellurian Investments have estimated an aggregate of approximately $2,000,000 of transaction costs and less than $1,000,000 of consolidation and integration costs. Actual transaction costs may substantially exceed the combined company’s estimates and may have an adverse effect on the combined company’s financial condition and operating results.

In the event that the merger is not completed on a timely basis, it could have a material adverse effect on both companies, including the loss of key employees and business opportunities.

The completion of the merger is subject to a number of important conditions, including the conditions precedent to the merger described under “The Merger Agreement—Conditions to the Completion of the Merger.” If these conditions precedent to the merger are not satisfied on a timely basis and the merger is significantly delayed, then such delays could have a material adverse effect on both companies, including the loss of key employees and business opportunities.

THE COMPANIES

Magellan Petroleum Corporation

General Overview of the Business

Magellan is a publicly traded, independent oil and gas exploration and production company that owns exploration acreage in the Weald Basin, onshore United Kingdom, and an exploration block, NT/P82, in the Bonaparte Basin, offshore Northern Territory, Australia. Magellan conducts its operations through two wholly owned subsidiaries corresponding to the geographical areas in which Magellan operates: Magellan Petroleum (UK) Limited and Magellan Petroleum Australia Pty Ltd.

Magellan’s management believes that its sources of value are embedded in Magellan’s platform and portfolio of assets. Magellan’s strategy is therefore focused on recovering shareholder value by realizing the value of its existing assets.

On July 10, 2015, Magellan completed a one share-for-eight shares reverse stock split with respect to Magellan common stock. All amounts of shares of common stock, per share prices with respect to common stock, amounts of stock options to purchase common stock, respective exercise prices of each such option, and amounts of shares convertible upon conversion of the Magellan Series A convertible preferred stock for periods both prior and subsequent to the split have been adjusted in this joint proxy statement/prospectus to reflect the reverse stock split.

Magellan was founded in 1957 and incorporated in Delaware in 1967. Its common stock has traded on the NASDAQ Stock Market since 1972 under the ticker symbol “MPET.” Magellan’s principal offices are located at 1775 Sherman Street, Suite 1950, Denver, Colorado, 80203, and its telephone number is (720) 484-2400.

United Kingdom

Horse Hill. In PEDLs 137 and 246, where the Horse Hill-1 well (“HH-1”) was drilled, Magellan holds a 35% interest in HH-1 and these licenses following a farmout agreement with Horse Hill Development, Ltd (“HHDL”) dated as of December 20, 2013, pursuant to which agreement Magellan’s costs in relation to these licenses are 100% carried by HHDL until production and including costs related to conducting certain flow tests. During the first quarter of calendar year 2016, HHDL conducted a successful flow test of several formations of HH-1, including the Portland sandstone and two Kimmeridge limestone formations. UKOG, one of the principal interest owners of HHDL, then reported that the flow tests measured a stable dry oil rate of 1,688 barrels of oil per day in aggregate from these formations. Although the duration of the flow tests of each formation was relatively short, Magellan was very encouraged by these results. Magellan believes that HHDL is in the process of seeking regulatory permissions to conduct a significant long-term production testing and appraisal program of the productive Kimmeridge limestones and Portland oil-bearing reservoirs.

Australia

NT/P82. During fiscal year ended June 30, 2016, Magellan continued its efforts to try to sell or farmout its 100% interest in the NT/P82 Exploration Permit in the Bonaparte Basin, offshore Northern Territory, Australia, with the support of its financial advisor for this matter, RFC Ambrian. Magellan was unsuccessful in sourcing attractive potential transactions, which Magellan believes was due to (i) the weak commodity price environment and material reduction in current export LNG prices in Australia, which are believed to have resulted in a significant reduction in exploration budgets of large companies operating in the area and (ii) the short remaining term of the license, which was due to expire by May 12, 2016, unless the work requirements of the license had been met.

During the last two months of calendar year 2012, Magellan successfully conducted a 2-D and 3-D seismic survey over portions of its NT/P82 Exploration Permit in the Bonaparte Basin, offshore Northern Territory, Australia. During calendar year 2013, the seismic data underwent complete processing and interpretation and resulted in the identification of three prospects, including a potential conventional reservoir formed by a structural trap against a fault line and two potential stratigraphic plays identified based on amplitude variance versus offset analysis. The potential volume of gas present in these prospects could amount to several Tcf of gas, but these prospects are considered to be at the very early stage of the exploration phase and may not result in an actual discovery.

In April 2016, Magellan applied to the NOPTA to (i) increase the Year 6 minimum work requirement from 600 km2 of 3-D seismic survey to 1,000 km2 of new seismic data acquisition and processing, and geological and geophysical studies, (ii) suspend Year 6 conditions of title for 18 months, and (iii) extend the permit term by 18 months to allow the varied minimum work condition to be undertaken. On June 29, 2016, NOPTA informed Magellan that the Commonwealth-Northern Territory Offshore Petroleum Joint Authority approved these variations, and the term of the license is now due to end on November 12, 2017.

Central Petroleum Shares. As partial consideration for the sale of Magellan’s onshore Australia assets in fiscal year 2014, Magellan received approximately 39.5 million shares of Central, a small oil and gas company listed on the Australian Securities Exchange. Between July 2015 and February 2016, Magellan sold on the open market shares of Central in order to help finance its activities during the strategic alternatives review process. Magellan’s ownership of shares of Central was reduced from 39.5 million shares in July 2015 to 8.2 million in February 2016, and the volume-weighted average price realized for the sale of these shares, excluding brokerage fees, amounted to approximately AUD $0.11 per share.

Magellan does not consider its shareholdings in Central to be a core asset and will potentially dispose of part or all of this interest. The timing of Magellan’s decision to dispose of its interests will depend upon (i) the actual price per share of Central, which Magellan believes could increase in the medium term as Central achieves certain operational milestones and (ii) the foreign exchange rate between the AUD and the USD. During the fourth quarter of calendar year 2017, Magellan resumed disposing part of its shareholdings in Central. As of December 9, 2016, Magellan held 4,823,589 shares of Central.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

River Merger Sub, Inc.

River Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Magellan, was formed on August 2, 2016 for the sole purpose of effecting the merger. If the merger is completed, River Merger Sub, Inc. will merge with and into Tellurian Investments, with Tellurian Investments surviving as a subsidiary of Magellan.

Tellurian Investments Inc.

General Overview of the Business

Tellurian Investments plans to own, develop and operate natural gas liquefaction facilities, storage facilities and loading terminals and to pursue complementary business lines in the energy industry. Tellurian Investments owns a 100% membership interest in Tellurian LNG LLC, a Delaware limited liability company (“Tellurian LNG”), a 100% membership interest in Tellurian Services LLC (f/k/a Parallax Services LLC), a Delaware limited liability company (“Tellurian Services”), and a 100% ownership interest in Tellurian UK. Tellurian Investments’ only assets are its 100% membership or ownership interests in each of Tellurian LNG, Tellurian Services and Tellurian UK, and cash held for certain start-up and operating expenses. Tellurian Investments was incorporated in Delaware in 2016. Tellurian Investments’ principal offices are located at 1201 Louisiana Street, Suite 3100, Houston, Texas 77002, and its telephone number is (832) 962-4000.

Description of the Business

Tellurian Investments is planning on developing, through Tellurian LNG and Tellurian LNG’s wholly owned subsidiaries, an LNG facility with liquefaction capacity of 26 million tonnes per annum on a single site in Calcasieu Parish, Louisiana. Assuming approximately two years of permitting work and receipt of the appropriate regulatory approvals and financing commitments necessary to commence construction, followed by a four-year construction schedule, the Driftwood LNG Project could deliver its first LNG as soon as 2022. Tellurian Investments also plans to pursue business that is complementary to its LNG business.

Competition

The combined company plans to operate in the highly competitive area of liquefied natural gas production and faces intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies and utilities.

Many competing companies have secured access to, or are pursuing development or acquisition of, LNG facilities, including other proposed liquefaction facilities in North America. The combined company may face competition from major energy companies and others in pursuing its proposed business strategy to provide liquefaction and export products and services at the proposed Driftwood LNG Project. In addition, competitors have and are developing additional LNG terminals in other markets, which also compete with the proposed LNG Facilities. Almost all of these competitors have longer operating histories, more development experiences, greater name recognition, larger staffs and substantially greater financial, technical and marketing resources than the combined company would possess upon completion of the merger. The superior resources that these competitors have available for deployment could allow them to compete successfully against the combined company, which could have a material adverse effect on the combined company’s business, results of operations, financial conditions, liquidity and prospects.

Environmental Regulations

The combined company’s business will be subject to extensive federal, state and local regulations and laws, including regulations and restrictions on discharges and releases to the air, land and water and the handling, storage and disposal of hazardous materials and wastes in connection with the development, construction and operation of its liquefaction facilities. These regulations and laws will require the combined company to maintain permits, provide governmental authorities with access to facilities for inspection and provide reports related to its compliance. Violation of these laws and regulations could lead to substantial fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on the combined company’s business, results of operations, financial condition, liquidity and prospects. Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of the Driftwood LNG Project, the combined company or one or more of its subsidiaries could be liable for the costs of cleaning up hazardous substances released into the environment and for damage to natural resources.

In addition, future federal, state and local legislation and regulations may impose unforeseen burdens and increased costs on the combined company’s business that could have a material adverse effect on the combined company’s financial results, such as regulations regarding greenhouse gas emissions and the transportation of LNG.

Employees

The employees working on behalf of Tellurian Investments are employed by Tellurian Services and have been working on behalf of Tellurian Investments since April 9, 2016. As of December 9, 2016, Tellurian Services and Tellurian UK had 38 employees and two employees, respectively.

Properties

Tellurian LNG, through its wholly owned subsidiary Driftwood LNG LLC, purchased and entered into leases for certain tracts of land and buildings in Calcasieu Parish, Louisiana such that Tellurian LNG controls approximately 1,000 acres of land which is capable of accommodating an LNG facility with at least 26 mtpa of liquefaction capacity.

Legal Proceedings

On May 23, 2016, Simon Bonini and Paul Kettlety (“Bonini and Kettlety”) filed a lawsuit in the 129th Judicial District Court of Harris County, Texas (Cause No. 2016-33947) against Tellurian

Investments and Tellurian Services, along with each of Messrs. Martin Houston and Christopher Daniels and certain entities in which each of Messrs. Houston and Daniels own membership interests, as applicable, alleging among other things, breach of contract, promissory estoppel, quantum meruit, fraud/fraudulent concealment, negligent misrepresentation, breach of fiduciary duty, usurpation/diversion of corporate opportunity, conversion, civil conspiracy and implied partnership.

Bonini and Kettlety allege that there was a binding agreement between each of Bonini and Kettlety and Messrs. Houston and Daniels to sell an interest in Parallax Enterprises, LLC (“Parallax Enterprises”) to Bonini and Kettlety and that the ultimate proposed ownership of Parallax Enterprises which was agreed to by Messrs. Houston, Daniels and two other members of Parallax Enterprises did not reflect the parties’ agreement. Bonini and Kettlety allege that their agreed upon ownership in Parallax Enterprises (14.3% each) exceeded what was ultimately offered to them (9.9% each) and that the ultimate proposal subjected them to certain management, ownership and redemption terms to which they had not agreed. Bonini and Kettlety are seeking damages in excess of $168 million.

Although Tellurian Investments believes the claims of Bonini and Kettlety are without merit, and Tellurian Investments intends to engage in a vigorous defense of this litigation, Tellurian Investments may not ultimately be successful and any potential liability Tellurian Investments may incur is not reasonably estimable. Even if Tellurian Investments is successful, however, in the defense of this litigation, Tellurian Investments could incur costs, and suffer both an economical loss and an adverse impact on reputation, which could have a material adverse effect on the combined company’s business.

Transactions with Related Parties

As of June 30, 2016, Tellurian Investments had ongoing agreements with certain related parties to provide general administrative and management services for a term of one year with automatic yearly extensions, including, without limitation, the sourcing, structuring and negotiation of potential business acquisitions and customer contracts. As of December 9, 2016, Tellurian Investments was in the process of terminating such agreements in accordance with their terms and expects to complete that process prior to the closing of the merger. For further details regarding these related party transactions and agreements, please see “Historical Condensed Consolidated Financial Statements of Tellurian Investments Inc.—Notes to Financial Statements of Tellurian Investments—

Note 1, Organization and Description of Operations and Summary of Significant Account Policies—Transactions with Related Parties,” “Historical Condensed Consolidated Financial Statements of Tellurian Investments Inc.—Notes to Financial Statements of Tellurian Investments—Note 4, Transactions with Related Parties,” “Historical Consolidated Financial Statements of Tellurian Services LLC—Notes to Financial Statements of Tellurian Services LLC-Note 1, Organization and Description of Operations and Summary of Significant Account Policies—Transactions with Related Parties,” and “Historical Consolidated Financial Statements of Tellurian Services LLC—Notes to Financial Statements of Tellurian Services LLC—Note 2, Transactions with Related Parties.”

THE MAGELLAN MEETING

Date, Time and Place

The Magellan meeting will take place at [●] local time, on [●], in the Lobby Conference Room of the Denver Financial Center, located at 1775 Sherman Street, Denver, Colorado 80203.

Purpose of the Magellan Meeting

At the Magellan special meeting, holders of Magellan shares will be asked to consider and vote upon five proposals. The first proposal will be to approve the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger. The second proposal will be to approve the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Code. The third proposal will be to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger. The fourth proposal will be to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies. The fifth proposal will be to ratify the appointment of EKS&H as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

Holders of Magellan shares may also be asked to consider and vote upon an adjournment or postponement of the meeting. As of the mailing date of this joint proxy statement/prospectus, the Magellan board of directors knows of no other matter to be presented at the Magellan special meeting. If, however, other matters incident to the conduct of the meeting are properly brought before the meeting, or any adjournment or postponement of the meeting, the persons named in the proxy will vote the proxies in accordance with their best judgment with respect to those matters.

Recommendation of the Magellan Board of Directors

The Magellan board of directors has carefully reviewed and considered the terms and conditions of each of the matters to be considered at the Magellan special meeting. Based on its review, Magellan’s board of directors has approved (1) the merger agreement, the merger and the other transactions contemplated by the merger agreement; (2) the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Code; (3) the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; and (4) the appointment of EKS&H as the independent registered public accounting firm of Magellan. In addition, the Magellan board of directors has declared that the merger agreement and the merger are fair, advisable, expedient and in the best interests of Magellan and its stockholders. Accordingly, Magellan’s board of directors recommends that you vote (1) “FOR” the approval of the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger; (2) “FOR” the approval of the Magellan 2016 Plan, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Code; (3) “FOR” the approval, on a non-binding advisory basis, of the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger; (4) “FOR” the proposal to approve the adjournment of the Magellan special meeting, if necessary or appropriate, to permit further solicitation of proxies; and (5) “FOR” the ratification of the appointment of EKS&H as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

Record Date and Voting

Each holder of record of Magellan common stock at the close of business on [●], the record date, is entitled to notice of and to vote at the Magellan special meeting. Each such stockholder is entitled to cast one vote for each share of Magellan common stock on each matter properly submitted for the vote of stockholders at the Magellan special meeting. As of the record date, there were [●] shares of Magellan common stock issued and outstanding and entitled to vote at the Magellan special meeting.

Quorum; Voting

Quorum Required

A quorum of Magellan stockholders is necessary to hold the Magellan special meeting. In accordance with Magellan’s bylaws, the holders of 33 1⁄3% of the total number of shares issued and outstanding and entitled to be voted at the Magellan special meeting, present in person or by proxy, will constitute a quorum for the transaction of business. Stockholders are counted as present at the Magellan special meeting if they are present in person or have authorized a proxy. The presence of holders of at least [●] shares of Magellan common stock will constitute a quorum. Under Delaware law, abstentions and “broker non-votes” are counted as present and are, therefore, included for purposes of determining whether a quorum of shares is present at the Magellan special meeting. Shares of Magellan common stock held by stockholders who are not present in person or by proxy will not be counted towards a quorum.

If a quorum is not present at the Magellan special meeting, or if a quorum is present at the Magellan special meeting but there are not sufficient votes at the time of the Magellan special meeting to approve Magellan Proposals 1, 2, 3 and 5, then the chairman of the meeting has the power to adjourn the meeting, or, alternatively, Magellan stockholders may be asked to vote on a proposal to adjourn the Magellan special meeting in order to permit the further solicitation of proxies. No notice of an adjourned meeting need be given unless the date, time and place of the resumption of the meeting are not announced at the adjourned meeting, the adjournment is for more than 30 days, or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which cases a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Magellan special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Broker Non-Votes and Abstentions

Broker non-votes occur when a nominee holding Magellan shares for a beneficial owner returns a properly executed proxy but has not received voting instructions from the beneficial owner, and such nominee does not possess or does not choose to exercise discretionary authority with respect to such shares. Brokers are not allowed to exercise their voting discretion with respect to the approval of matters which are considered “non-routine” under applicable rules without specific instructions from the beneficial owner. Except for Magellan Proposal 5 (the proposal to ratify the appointment of EKS&H LLLP as the independent registered public accounting firm of Magellan), all of the matters to be voted on at the Magellan special meeting are considered non-routine. Accordingly, your broker will not be entitled to vote your shares on Magellan Proposal 1, 2, 3 or 4 unless you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this joint proxy statement/prospectus.

Under Delaware law, an “abstention” represents a stockholder’s affirmative choice to decline to vote on a proposal.

Effects of Broker Non-Votes and Abstentions

An abstention will have the same effect as a vote “AGAINST” Magellan Proposals 1, 2, 3, 4 and 5. Broker non-votes and shares of Magellan common stock held by stockholders who are not present in person or by proxy will have no effect on the outcome of voting on Magellan Proposals 1, 2, 3, 4 and 5.

Voting by Magellan Directors and Executive Officers

As of the record date, the directors and executive officers of Magellan beneficially owned and were entitled to vote 596,791 shares of Magellan common stock, which represent approximately 10.2% of the voting power of the Magellan capital stock. The directors and executive officers of Magellan are expected to vote “FOR” all of the proposals being considered at the Magellan special meeting.

Required Vote

Approval of each of Magellan Proposal 1, 2, 3 and 5 requires the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on each respective proposal, assuming that a quorum is present. Approval of Magellan Proposal 4 requires the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on the proposal, regardless of whether there is a quorum.

Adjournment and Postponement

Adjournments and postponements of the Magellan special meeting may be made for the purpose of, among other things, soliciting additional proxies. The Magellan special meeting may be adjourned by the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal, regardless of whether there is a quorum.

Voting Methods

Voting by Proxy Card

All Magellan shares entitled to vote and represented by properly executed proxies received prior to the Magellan special meeting, and not revoked, will be voted at the meeting in accordance with the instructions indicated on the proxy card accompanying this joint proxy statement/prospectus. If no direction is given and the proxy is validly executed, the stock represented by the proxy will be voted in favor of each proposal described herein. The persons authorized under the proxies will vote upon any other business that may properly come before the Magellan special meeting according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. Magellan does not anticipate that any other matters will be raised at the Magellan special meeting.

If you are a holder of record, there are two additional ways to vote your proxy:

Vote by telephone—call toll free 1-800-690-6903.

•	Vote your proxy 24 hours a day, 7 days a week, until 11:59 p.m. Eastern Standard Time on [●], 2016.

•	Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions the voice provides you.

Vote by the Internet—http://www.proxyvote.com.

•	Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 11:59 p.m. Eastern Standard Time on [●], 2016.

•	Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your proxy card. The law of Delaware, where Magellan is incorporated, allows a proxy to be sent electronically, so long as it includes or is accompanied by information that lets the inspector of elections know that it has been authorized by the stockholder.

If your shares are held in “street name,” your broker or nominee may provide the option of voting through the Internet or by telephone instead of by mail. Please check the voting instruction card provided by your broker or nominee to see which options are available and the procedures to be followed.

Voting by Attending the Meeting

Holders of record of Magellan shares and their authorized proxies may also vote their shares in person at the Magellan special meeting. If a stockholder attends the Magellan special meeting, he or she may submit his or her vote in person, and any previous votes or proxies authorized by the stockholder by mail will be superseded by the vote that such stockholder casts at the meeting.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the Magellan special meeting. If you have not voted through your broker, you may revoke your proxy by:

1.	giving written notice of revocation no later than the commencement of the Magellan special meeting to Magellan’s Corporate Secretary, Antoine J. Lafargue:

•	if before commencement of the meeting on the date of the meeting, by personal delivery in the Lobby Conference Room of the Denver Financial Center, located at 1775 Sherman Street, Denver, Colorado 80203; and

•	if delivered before the date of the meeting, at Magellan’s offices, 1775 Sherman Street, Suite 1950, Denver, Colorado 80203;

2.	delivering no later than the commencement of the Magellan special meeting a properly executed, later-dated proxy; or

3.	voting in person at the Magellan special meeting; however, simply attending the meeting without voting will not revoke an earlier proxy.

Delivering a proxy will in no way limit your right to vote at the Magellan special meeting if you later decide to attend in person. If your stock is held in the name of a broker or other nominee, you must obtain a proxy, executed in your favor, to be able to vote at the Magellan special meeting, and must follow instructions provided to you by your broker or nominee to revoke or change your vote. If no direction is given and the proxy is validly executed, the stock represented by the proxy will be voted in favor of each proposal described herein. The persons authorized under the proxies will vote upon any other business that may properly come before the Magellan special meeting according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. Other than the matters described herein, Magellan does not anticipate that any matters will be raised at the Magellan special meeting.

Solicitation of Proxies

The entire expense of preparing and mailing this joint proxy statement/prospectus and any other soliciting material (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, and solicitors, public relations, transportation, and litigation) will be borne by Magellan. In addition to the use of the mail, Magellan or certain of its employees may solicit proxies by telephone, telegram, and personal solicitation; however, no additional compensation will be paid to those employees in connection with such solicitation. In addition, Magellan has engaged The Proxy Advisory Group, LLC, in a non-solicitation stand-by advisory role. In the event Magellan deems it necessary to actively pursue proxy solicitation, The Proxy Advisory Group, LLC, may be retained to assist in the distribution of proxy solicitation materials for a services fee and the reimbursement of customary expenses, which are not expected to exceed $20,000 in the aggregate. Magellan has also retained Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) to provide or coordinate specified telephone and Internet voting, mailing, handling, inspector of election, tabulation, and document hosting services. The estimated fees and expenses payable to Broadridge by Magellan for these services are approximately $50,000, plus per item charges for each registered or beneficial stockholder vote, per document charges for the hosting services, and reimbursement of Broadridge’s mailing costs and expenses, of which $0 has been spent to date.

Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of Magellan common stock that such institutions hold of record, and Magellan will reimburse such institutions for their reasonable out-of-pocket disbursements and expenses.

No Exchange of Certificates

There will be no change in stock certificates for Magellan in connection with the merger, and Magellan stockholders will keep their existing certificate(s).

Assistance

If you need assistance in completing your proxy card, have questions regarding the Magellan special meeting, the proposals to be made at the meeting or how to submit your proxy, or want additional copies of this joint proxy statement/prospectus or the enclosed proxy card, please contact Antoine J. Lafargue, the Corporate Secretary of Magellan, at (720) 484-2400.

THE TELLURIAN INVESTMENTS MEETING

Date, Time and Place

The Tellurian Investments meeting will take place on [●], 2016, at [●] local time at the Petroleum Club located at 1201 Louisiana Street, 35th Floor, Houston, Texas 77002.

Purpose of the Tellurian Investments Meeting

At the Tellurian Investments special meeting, holders of Tellurian Investments shares will be asked to consider and vote upon one proposal. The proposal will be to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Holders of Tellurian Investments shares may also be asked to consider and vote upon such other matters as may properly come before the Tellurian Investments special meeting, or any adjournment or postponement of the meeting. As of the mailing date of this joint proxy statement/prospectus, the Tellurian Investments board of directors knows of no other matter to be presented at the Tellurian Investments special meeting. If, however, other matters incident to the conduct of the meeting are properly brought before the meeting, or any adjournment or postponement of the meeting, the persons named in the proxy will vote the proxies in accordance with their best judgment with respect to those matters.

Recommendation of the Tellurian Investments Board of Directors

The Tellurian Investments board of directors has carefully reviewed and considered the terms and conditions of each of the matters to be considered at the Tellurian Investments special meeting. Based on its review, Tellurian Investments’ board of directors has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. In addition, the Tellurian Investments board of directors has declared that the merger agreement and the merger are fair, advisable, expedient and in the best interests of Tellurian Investments and its stockholders. Accordingly, Tellurian Investments’ board of directors recommends that you vote “FOR” the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Record Date and Voting

Each holder of record of Tellurian Investments common stock at the close of business on [●], 2016, the record date, is entitled to notice of and to vote at the Tellurian Investments special meeting. Each such stockholder is entitled to cast one vote for each share of Tellurian Investments common stock on each matter properly submitted for the vote of stockholders at the Tellurian Investments special meeting. As of the record date, there were [●] shares of Tellurian Investments common stock issued and outstanding and entitled to vote at the Tellurian Investments special meeting. Holders of Tellurian Investments Preferred Stock will not be entitled to vote on any proposal relating to the merger.

Quorum; Voting

Quorum Required

A quorum of Tellurian Investments stockholders is necessary to hold the Tellurian Investments special meeting. In accordance with Tellurian Investments’ bylaws, the holders of a majority of the total number of shares issued and outstanding and entitled to be voted at the Tellurian Investments special meeting, present in person or by proxy, will constitute a quorum for the transaction of business. Stockholders are counted as present at the Tellurian Investments special meeting if they are present in person or have authorized a proxy. The presence of holders of at least [●] shares of Tellurian Investments common stock will constitute a quorum. Under Delaware law, abstentions are counted as present and are, therefore, included for purposes of determining whether a quorum of shares is present at the Tellurian Investments special meeting. Shares of Tellurian Investments common stock held by stockholders who are not present in person or by proxy will not be counted towards a quorum.

Abstentions

Under Delaware law, an “abstention” represents a stockholder’s affirmative choice to decline to vote on a proposal.

Effects of Abstentions

For Tellurian Investments Proposal 1, an abstention will have the same effect as a vote “AGAINST” the proposal.

Voting by Tellurian Investments Directors and Executive Officers

As of the record date, the directors and executive officers of Tellurian Investments beneficially owned and were entitled to vote [●] shares of Tellurian Investments common stock, which represent approximately [●]% of the voting power of the Tellurian Investments capital stock. The directors and executive officers of Tellurian Investments are expected to vote “FOR” the proposal being considered at the Tellurian Investments special meeting.

Required Vote

Approval of Tellurian Investments Proposal 1 requires the affirmative vote of holders of a majority of the outstanding shares of Tellurian Investments common stock entitled to vote thereon.

Adjournment and Postponement

Adjournments and postponements of the Tellurian Investments special meeting may be made for the purpose of, among other things, soliciting additional proxies. The Tellurian Investments special meeting may be adjourned by the affirmative vote of holders of a majority of the shares of Tellurian Investments common stock present in person or represented by proxy at the meeting and entitled to vote thereon, regardless of whether there is a quorum.

Voting Methods

Voting by Proxy Card

All Tellurian Investments shares entitled to vote and represented by properly executed proxies received prior to the Tellurian Investments special meeting, and not revoked, will be voted at the meeting in accordance with the instructions indicated on the proxy card accompanying this joint proxy statement/prospectus. If no direction is given and the proxy is validly executed, the stock represented by the proxy will be voted in favor of the proposal described herein. The persons authorized under the proxies will vote upon any other business that may properly come before the Tellurian Investments special meeting according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. Tellurian Investments does not anticipate that any other matters will be raised at the Tellurian Investments special meeting.

The law of Delaware, where Tellurian Investments is incorporated, allows a proxy to be sent electronically, so long as it includes or is accompanied by information that lets the inspector of elections know that it has been authorized by the stockholder.

Voting by Attending the Meeting

Holders of record of Tellurian Investments shares and their authorized proxies may also vote their shares in person at the Tellurian Investments special meeting. If a stockholder attends the Tellurian Investments special meeting, he or she may submit his or her vote in person, and any previous votes or proxies authorized by the stockholder by mail will be superseded by the vote that such stockholder casts at the meeting.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the Tellurian Investments special meeting. You may revoke your proxy by:

1.	giving written notice of revocation no later than the voting of the proxy at the Tellurian Investments special meeting to Tellurian Investments’ Corporate Secretary, Christopher Daniels:

•	if before the voting of the proxy on the date of the meeting, by personal delivery at the Petroleum Club located at 1201 Louisiana Street, 35th Floor, Houston, Texas 77002; and

•	if delivered before the date of the meeting, at Tellurian Investments’ offices, 1201 Louisiana Street, Suite 3100, Houston, Texas 77002; or

2.	delivering no later than the commencement of the Tellurian Investments special meeting a properly executed, later-dated proxy.

Delivering a proxy will in no way limit your right to vote at the Tellurian Investments special meeting if you later decide to attend in person and revoke the proxy in writing. The persons authorized under the proxies will vote upon any other business that may properly come before the Tellurian Investments special meeting according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. Other than the matters described herein, Tellurian Investments does not anticipate that any matters will be raised at the Tellurian Investments special meeting.

Exchange of Certificates

Tellurian Investments stockholders’ existing stock certificate(s) will be converted into the right to receive Magellan certificates in accordance with the terms and provisions of the merger agreement.

Assistance

If you need assistance in completing your proxy card, have questions regarding the Tellurian Investments special meeting, the proposals to be made at the meeting or how to submit your proxy, or want additional copies of this joint proxy statement/prospectus or the enclosed proxy card, please contact Christopher Daniels, the Corporate Secretary of Tellurian Investments, at (832) 962-4000.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. Stockholders are encouraged to read the merger agreement carefully and in its entirety, as it is the definitive legal document that governs the merger.

Effects of the Merger

At the effective time of the merger, Merger Sub, a wholly owned subsidiary of Magellan that was formed for the sole purpose of effecting the merger, will merge with and into Tellurian Investments. Tellurian Investments will survive the merger and become a subsidiary of Magellan. In the merger, each share of Tellurian Investments common stock outstanding immediately prior to the effective time will be converted at the effective time into the right to receive 1.300 shares of Magellan common stock. If a holder of Tellurian Investments stock is entitled to receive any fractional shares of Magellan stock, such holder will receive such fractional share. Except for adjustments made to reflect stock splits, share issuances and similar changes, the exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Magellan stockholders will continue to hold their existing Magellan shares.

Background of the Merger

The Magellan board of directors continuously reviews Magellan’s strategic goals, alternatives, performance and prospects as part of its ongoing evaluation of its business in an effort to enhance shareholder value. From time to time, this review has included consideration of a wide range of possible strategic alternatives. The summary below provides the background of the proposed merger.

Magellan was founded in 1957 and its assets and operations have changed substantially over the course of its history. In recent years, Magellan has focused on the development of a CO2-EOR project in the Poplar field, located in Montana. It has also pursued the development of exploration acreage it held in the Weald Basin, onshore United Kingdom, and an exploration block it holds, NT/P82, in the Bonaparte Basin, offshore Northern Territory, Australia. While Magellan believes that its assets may ultimately have considerable value, none currently produces revenue. Therefore, in order to continue to develop and ultimately monetize the projects, Magellan has depended on sales of oil production from shallow conventional wells in the Poplar field, proceeds from sales of certain other assets, and proceeds from financing transactions. Financing transactions included the issuance to One Stone of Magellan Series A Preferred Stock (the “Preferred Stock”) in May 2013 for proceeds of approximately $23.5 million. A second financing transaction was completed in September 2014, when Magellan’s Poplar subsidiary entered into a loan agreement with West Texas State Bank. Magellan guaranteed Poplar’s obligations under the loan agreement. The amount outstanding under the loan agreement at the time of closing of the One Stone transaction described below was $5.5 million.

In the last four years, Magellan has focused on the development of the CO2-EOR project at the Poplar field primarily by implementing a five-well pilot project. In May 2015, Magellan determined that CO2-EOR is a technically viable technique for recovery of hydrocarbons from the Charles formation at the Poplar field. Beginning in mid-2014, worldwide oil prices declined from highs over $100 per barrel in June 2014 to lows under $30 per barrel in early 2016. This dramatic decline had a variety of adverse effects on Magellan, including reducing both the revenues from Poplar’s shallow conventional wells and the value of all of Magellan’s projects. The availability of additional sources of financing and the market value of Magellan common stock decreased significantly as well. In mid-

2015, as it began to become increasingly apparent that oil prices were not going to recover quickly, Magellan’s management and its board of directors considered various options for addressing the situation, including sales of significant assets or Magellan as a whole or focusing Magellan’s business and strategy on certain of Magellan’s other international assets.

With respect to the international assets, Magellan estimated that although the prospects identified through the seismic surveys conducted in 2012 and 2013 over the NT/P82 block in the Bonaparte Basin, offshore Australia, were promising, these prospects remained at an early stage of the exploration process and required significant capital to be further assessed. Therefore, Magellan’s management and board of directors determined that Magellan’s interests in NT/P82 should not form the basis of Magellan’s core business at that time. With respect to Magellan’s interests in the United Kingdom, Magellan considered the following factors: (i) the term of the main licenses in the central Weald Basin expiring in June 2016, (ii) the then-pending litigation with Celtique, which hampered Magellan’s ability to strategically progress the potential play in the Weald, and (iii) the challenging political and social environment in the United Kingdom, particularly evidenced by the rejection of the planning application of Cuadrilla Resources Limited’s proposed wells in Lancashire. Although the Horse Hill-1 well presents interesting prospects, these remained uncertain at the time of the review, and Magellan merely holds a 35% interest and is not the operator of the well, which, along with the factors noted above, undermined the viability of focusing Magellan’s business plan on its U.K. assets. Accordingly, the Magellan board of directors directed its focus to a potential sale of Magellan or all or substantially all of its assets.

Recognizing that One Stone, which had two representatives on the Magellan board of directors, might be interested in participating in any sale process as a buyer, the Magellan board of directors formed the Special Committee on June 5, 2015. The Special Committee was comprised of independent directors Brendan S. MacMillan, Ronald P. Pettirossi and J. Robinson West, with Mr. West acting as chairperson. The Magellan board of directors authorized the Special Committee to, among other things, investigate, negotiate and pursue all strategic alternatives reasonably available to Magellan, including by evaluating potential strategic transactions, soliciting offers regarding potential strategic transactions and negotiating the terms of any such offers, negotiating the terms of any definitive agreements relating to any strategic transaction, approving, or, to the extent required by Delaware law, recommending that the Magellan board of directors approve, any strategic transaction or execution of definitive agreements or documents relating thereto, engaging any financial, legal or other advisors it deemed appropriate, and taking such other actions as the Special Committee deemed necessary or appropriate in connection with the strategic alternatives review process. In addition, the Special Committee was given the authority to reject any offer, bid or proposal that arose from or related to the strategic alternatives review process which it deemed to be inadequate or otherwise not in the best interests of Magellan stockholders, and the Magellan board of directors resolved to uphold and act in accordance with any such rejection by the Special Committee. The formation of the Special Committee and the commencement of the strategic alternatives review process was announced in a press release issued on July 6, 2015. The Special Committee retained Petrie as its financial advisor and Davis Graham & Stubbs LLP (“DGS”) as its legal advisor.

At the direction of the Special Committee, Magellan and Petrie then began a process of attempting to solicit interest in a business combination or other strategic transaction involving Magellan as a whole or a substantial amount of its assets. Petrie contacted 23 companies (including One Stone) over a five-month period, focusing on those Magellan and Petrie believed might have an interest in Magellan’s CO2-EOR projects. This process resulted in five introductory meetings, three companies being provided with access to Magellan’s virtual data room and three companies being provided with technical reviews and data relating to the Poplar CO2-EOR project. However, none of the contacted companies submitted an indicative proposal for a strategic transaction, and each terminated discussions by or before January 2016, except (i) One Stone, as described below, and (ii) one private company (“Company A”), which expressed potential interest in a corporate transaction involving Magellan if Poplar, the Preferred Stock and the West Texas State Bank loan were removed from Magellan’s corporate structure. The Special Committee referred to the potential transaction with Company A, and any potential transaction similarly predicated on the elimination of the Preferred Stock and the West Texas State Bank loan, as the “Black Transaction,” and referred to a potential transaction involving Poplar, the Preferred Stock and the West Texas State Bank loan as the “Green Transaction.”

The Special Committee met 29 times between June 15, 2015 and March 30, 2016, and received regular updates from Petrie and management on the status of the process. The Special Committee was focused primarily during this period on a Green Transaction with One Stone because (i) none of the companies contacted by Petrie had expressed an interest in acquiring the entire company, (ii) eliminating the negative cash flows associated with the Poplar properties and the liabilities associated with the West Texas State Bank loan was a high priority given Magellan’s strained liquidity position and (iii) it believed completing a Green Transaction would be a necessary prerequisite to a successful Black Transaction process, which the Special Committee believed had the greatest potential to provide value to Magellan common stockholders. However, in the initial stages of the process, the Special Committee did consider pursuing the Green and Black Transactions on a simultaneous basis. In mid-September 2015, at the direction of the Special Committee, Petrie approached One Stone to assess its potential interest in acquiring Poplar, which Magellan and Petrie believed to be the Magellan asset in which One Stone had the greatest interest. One Stone indicated its interest in a potential transaction involving an exchange of the Preferred Stock for Poplar or the Poplar field. On September 22, 2015, the Special Committee met to discuss a possible transaction structure in which the One Stone transaction would be completed in conjunction with the proposed Black Transaction with Company A, and stockholder approval for both transactions would be sought simultaneously. At the direction of the Special Committee, Petrie pursued negotiations with both One Stone and Company A regarding such a coordinated approach. One Stone expressed to Petrie and to Antoine J. Lafargue, Magellan’s then-Chief Financial Officer, that One Stone desired the two transactions to be approached on a combined basis, and the Founding Partner of Company A expressed a similar desire.

For the next several weeks, there were relatively few communications between Magellan or Petrie and either One Stone or Company A, as Company A was engaged in an effort to determine which of its assets it might contribute to the resulting company in a potential business combination transaction with Magellan and to further assess its strategic alternatives and board support for such a transaction with Magellan. In November 2015, Company A communicated to Petrie that it had decided not to pursue the Black Transaction further.

Negotiations regarding the Green Transaction continued with One Stone. The negotiation process with respect to the Green Transaction is described in more detail in the “Background of the Exchange” section of Magellan’s definitive proxy statement filed with the SEC on June 6, 2016. On March 30, 2016, the Special Committee held a telephonic meeting at which it approved an exchange agreement with One Stone pursuant to which, among other things, Magellan would transfer its interest in Poplar to One Stone in exchange for all of the outstanding shares of Preferred Stock and a cash payment. The parties entered into the exchange agreement on March 31, 2016. In a press release announcing the exchange agreement, Magellan indicated that it would focus on “generating additional value for shareholders by monetizing [its] international assets and pursuing business combination opportunities, possibly with private companies or international parties interested in accessing United States capital markets.” On May 18, 2016, Magellan completed the sale to Macquarie Bank of certain bonus rights related to the Mereenie field in Australia, which rights were contingent on certain gas sales volumes from the Mereenie field. On June 10, 2016, Magellan entered into several contemporaneous agreements, resulting in (i) the sale of the combined interests of Celtique and Magellan in the Weald Basin to UKOG in primarily Petroleum Exploration and Development License 234, where the potential Broadford Bridge well is located, and (ii) the settlement of the litigation with Celtique, which in each case were completed on August 11, 2016. On July 13, 2016, Magellan stockholders approved the transactions contemplated by the exchange agreement, and those transactions closed on August 1, 2016.

Between the execution of the exchange agreement and July 2016, Petrie contacted 30 companies with respect to a potential Black Transaction. Most, but not all, of these companies are involved in the upstream or midstream sectors of the energy industry. Of the 30 companies contacted, six became actively engaged in discussions, and four were selected to present their management teams and business plans to the Special Committee. Tellurian Investments was one of the companies contacted in April 2016, but it indicated to Petrie at that time that it was not interested in pursuing a transaction.

The principal of one of the four companies that presented its business plan to the Special Committee was the Founding Partner of Company A, although the focus of discussions at this time was on a different company controlled by the Founding Partner (“Company B”). Company B is in the process of developing a project that would provide water for drilling activities in an area of active oil and gas development. The Special Committee believed that Company B had an attractive business plan because it had access to a substantial water resource with attractive cost characteristics and the preliminary support of a large, financially stable company that would provide most of the necessary financing. On May 19, 2016, members of Magellan’s management met with representatives of Company B and Petrie to discuss a potential business combination. On May 24, 2016, the Special Committee held a meeting to discuss potentially interested parties, including the five most active companies in the process, which included Company B. Magellan and Company B began a mutual due diligence process, and DGS and counsel for Company B began drafting transaction documents.

During this time, Company B indicated to Mr. Lafargue that it might be interested in retaining him following the completion of the business combination transaction in a Chief Financial Officer or similar role. Mr. Lafargue promptly reported this conversation to the Special Committee. On June 20, 2016 the Special Committee considered this issue, recognizing that while allowing Mr. Lafargue to negotiate the terms of his potential employment with Company B could create a conflict of interest with respect to the business combination transaction negotiations, prohibiting him from doing so could lead him to conclude that he had to consider other employment options. After deliberation, in light of the critical role Mr. Lafargue was playing and was expected to continue to play in both the Green and Black Transaction processes, the Special Committee instructed Mr. Lafargue that he would be permitted to discuss his potential future employment with Company B, but that he would be required to promptly report to Mr. West the substance of all such discussions.

In late June 2016, Tellurian Investments indicated to Petrie that Tellurian Investments was interested in discussing a potential business combination transaction with Magellan notwithstanding Tellurian Investments’ statement to the contrary in April 2016. Petrie informed the Special Committee of this interest, and disclosed to the Special Committee that it had a number of relationships with Tellurian Investments: (i) it had assisted Tellurian Investments with a recent private placement of common stock, (ii) one of its principals, Michael Bock, is a member of Tellurian Investments’ board of directors and (iii) several of its principals had personal investments in Tellurian Investments common stock, none of which was material to the personal net worth of the principal. The Special Committee considered these issues and their potential impact on the negotiation process with Tellurian Investments and the fairness opinion Petrie would be expected to give in connection with any transaction with Tellurian Investments. After deliberation, the Special Committee concluded that these issues would not likely have a material effect on the process but that it would consider them in its overall evaluation of the potential transaction.

On July 7, 2016, the Special Committee and Tellurian Investments met telephonically to discuss Tellurian Investments management’s experience, its business plan, and the proposed terms of a business combination. Between July 7 and July 9, 2016, Petrie negotiated with Tellurian Investments the exchange ratio representing the number of shares of Magellan common stock that would be issued to Tellurian Investments stockholders per issued and outstanding share of Tellurian Investments common stock, and tentatively agreed that the exchange ratio would be 1.300. This ratio was based on Tellurian Investments’ view that the fair value of Magellan’s assets was between $10 million and $15 million, which Magellan viewed as reasonable, and Magellan’s view that the fair value of Tellurian Investments’ business was between $200 million and $300 million, which Tellurian Investments viewed as reasonable. Based on approximately 90 million shares of Tellurian Investments common stock then outstanding, these values for Tellurian Investments implied a per share value of $2.22 to $3.33 per Tellurian Investments share. Based on approximately 5.9 million shares of Magellan common stock then outstanding, these values for Magellan implied a per share value of $1.70 to $2.54 per Magellan share. Comparing the low and the high end of the range for each company to the corresponding portion of the range for the other company yielded a relationship of approximately 1.3 shares of Magellan common stock for each share of Tellurian Investments common stock. In the meantime, discussions continued with Company B. During this period, Tellurian Investments indicated to Mr. Lafargue that it was interested in retaining him as Chief Financial Officer of the combined company. Mr. Lafargue reported this interest to the Special Committee, which instructed him to report to Mr. West on any discussions regarding his employment, as he had done with respect to Company B.

On Friday, July 8, 2016, the Special Committee met with the intention of deciding which of the potential transactions to pursue. It initially concluded that, although both proposals were attractive, Magellan should pursue the transaction with Company B. Later that day, however, Company B indicated to Mr. Lafargue that in conjunction with the business combination with Magellan, Company B would seek to raise additional financing and that the transfer of the water rights supporting the project would be subject to the success of the capital raising efforts, which differed from what Magellan had previously understood. Management and the Special Committee discussed these issues informally over that weekend. On Monday, July 11, 2016, the Special Committee met again and, in light of these discussions, unanimously decided to pursue the transaction with Tellurian Investments. On July 12, 2016, Magellan and Petrie indicated to Company B that it was pursuing negotiations with another party.

Magellan and Tellurian Investments entered into a confidentiality agreement on July 13, 2016. Initial reciprocal due diligence was conducted in Petrie’s office on July 21, 2016, and additional due diligence continued until the execution of the merger agreement on August 2, 2016. DGS provided to Tellurian Investments and its counsel, Gray Reed & McGraw, P.C. (“GRM”), an initial draft of a merger agreement on July 15, 2016. On July 26, 2016, GRM provided to Magellan and DGS a revised draft of the merger agreement, which the parties discussed on July 28, 2016. During that discussion, both parties agreed, among other things, (i) to eliminate certain conditions precedent to completion of the merger, such as (A) receipt by both parties of any third-party consents and (B) satisfactory completion of Tellurian Investments’ due diligence investigation of Magellan; (ii) to limit the scope of the representations and disclosure schedules of Magellan; and (iii) to provide for a reverse termination fee to Magellan under certain conditions. On July 28, 2016, DGS circulated a revised draft of the merger agreement reflecting these changes. On August 1, 2016, GRM distributed a further revised draft of the merger agreement, reflecting minor modifications. The parties continued to exchange drafts of the merger agreement and related disclosure schedules until the execution of the merger agreement.

After the exchange ratio in the merger agreement had been determined, the parties discussed three compensation- and governance-related issues. First, the parties considered the terms of Mr. Lafargue’s potential employment with the combined company and the effect of Mr. Lafargue’s then-existing compensation arrangements. Those arrangements would have provided Mr. Lafargue with a potentially significant severance payment in connection with the Black Transaction depending on Magellan’s stock price performance following the announcement of such a transaction. For example, assuming a price per share of Magellan common stock of $3.00 immediately following the closing of the Black Transaction, Mr. Lafargue would have been entitled to approximately $2.4 million, excluding a severance payment of approximately $600,000. As Mr. Lafargue reported to Mr. West, Tellurian Investments desired Mr. Lafargue to surrender his right to that payment in exchange for the compensation to be provided him pursuant to a new contractual arrangement. Second, the parties considered whether Mr. Wilson would resign as Magellan’s Chief Executive Officer in connection with the merger and what severance he would receive. Third, the parties considered the fact that the members of the Special Committee had not received any board fees or other compensation, whether in stock or in cash, since June 2015. After discussion, Tellurian Investments proposed to resolve the issues regarding Mr. Wilson and the members of the Special Committee in the manner described in “The Merger—Interests of Magellan Directors and Executive Officers in the Merger.” With respect to Mr. Lafargue, he and Tellurian Investments agreed on the terms of his future employment as set forth in a schedule to the merger agreement and described in “The Merger Agreement—Summary of Employment Contract Term Sheet of Mr. Lafargue.” As instructed, Mr. Lafargue promptly disclosed the substance of these negotiations to the Special Committee.

On August 1, 2016, the Special Committee held a telephonic meeting, with representatives of Petrie and DGS and Messrs. Wilson and Lafargue attending. At this meeting, management reported that the transactions contemplated by the exchange agreement with One Stone closed on August 1, 2016. In addition, DGS reviewed with the Special Committee the key terms of the draft merger agreement, and Petrie presented the analyses underlying its fairness opinion process, in each case referring to written materials that had been circulated to the Special Committee prior to the meeting.

On August 2, 2016, the Magellan board of directors met to further consider the proposed merger agreement. Because the Green Transaction with One Stone had closed the day before, the Magellan board of directors no longer considered it necessary to conduct the process through the Special Committee. At this meeting, the Magellan board of directors discussed the current status of negotiations regarding the merger and the due diligence review of certain aspects of Tellurian Investments’ business as conducted by DGS and Magellan. Petrie then orally delivered its fairness opinion to the Magellan board of directors to the effect that the consideration contemplated in the merger agreement was fair, from a financial point of view, to Magellan, which was followed by delivery of its written opinion dated August 2, 2016. The full text of the written opinion of Petrie, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex B hereto. Following discussion and deliberation, the Magellan board of directors then unanimously (i) determined that it was in the best interests of Magellan and its stockholders to enter into the merger agreement and the merger, (ii) approved the merger agreement and the merger, (iii) submitted the merger agreement for a vote of the Magellan stockholders and (iv) recommended approval of the merger agreement and the merger by the Magellan stockholders.

In October and November 2016, Tellurian Investments and Magellan considered various ways to address the pressing liquidity concerns of the combined company, including a possible equity investment from GE, a company with which certain board members and executives of Tellurian Investments have had a long-standing business relationship. On November 23, 2016, Tellurian Investments and GE entered into a preferred stock purchase agreement pursuant to which Tellurian Investments issued to GE 5,467,851 shares of Tellurian Investments Preferred Stock for an aggregate purchase price of $25 million. On the same date, Magellan, Tellurian Investments and Merger Sub entered into an amendment to the merger agreement in order to permit the issuance of the Tellurian Investments Preferred Stock, to revise certain related representations of Tellurian Investments in the merger agreement and to extend the date after which Magellan or Tellurian Investments may terminate the merger agreement, among other items. Also on November 23, 2016, Magellan and GE entered into a guaranty and support agreement pursuant to which Magellan will, contingent on the closing of the merger, guarantee to GE the performance of all of the obligations of Tellurian in connection with the preferred stock purchase agreement.

Magellan’s Reasons for the Merger; Recommendation of the Magellan Board of Directors and Special Committee

On June 5, 2015, the Magellan board of directors created the Special Committee, comprised of independent directors Brendan S. MacMillan, Ronald P. Pettirossi, and J. Robinson West, with Mr. West acting as chairperson, and authorized the Special Committee to investigate, negotiate and pursue all strategic alternatives reasonably available to Magellan, including by evaluating potential strategic transactions, soliciting offers regarding potential strategic transactions and negotiating the terms of such offers, negotiating the terms of any definitive agreements relating to any strategic transaction, approving, or, to the extent required by Delaware law, recommending that the Magellan board of directors approve, any strategic transaction or definitive agreements or documents relating thereto, engaging any financial, legal or other advisors it deemed appropriate, and taking such other actions as the Special Committee deemed necessary or appropriate in connection with the strategic alternatives review process. In addition, the Special Committee was given the authority to reject any offer, bid or proposal that may arise from or relate to the strategic alternatives review process which it deemed to be inadequate or otherwise not in the best interests of Magellan stockholders, and the Magellan board of directors resolved to uphold and act in accordance with any such rejection by the Special Committee. After careful consideration, the Magellan board of directors (which assumed the functions of the Special Committee following the closing of the Green Transaction with One Stone) unanimously determined that the merger is in the best interests of Magellan and the holders of its common stock. This explanation of the reasons of the Special Committee and the Magellan board of directors for recommending the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Each of the Special Committee and the Magellan board of directors considered the following material factors that it believes support its determinations:

Strategic Considerations and Benefits from the Merger

•	the benefit to holders of Magellan common stock resulting from their ability to participate in the growth of the combined company, taking into account (i) the business plan of Tellurian Investments, (ii) the experience and credentials of Tellurian Investments’ senior management as recognized global leaders in the LNG business and (iii) the track records of the members of Tellurian Investments’ management in building value for shareholders of their prior employers;

•	the long-term prospects for the LNG industry, which the Special Committee and the Magellan board of directors believe to be favorable (although the Special Committee and the Magellan board of directors recognize that the near- and medium-term prospects for the industry will likely be more challenging);

•	that although Magellan retains assets it believes have certain potential value, none of these assets currently generates revenue and therefore, pursuant to Magellan’s announced strategy, it will need to pursue a business combination transaction in the relatively near future;

•	the belief of the Magellan board of directors that the combined company will be able to benefit stockholders by executing on Tellurian Investments’ business plan and taking advantage of Magellan’s remaining assets and public reporting platform;

•	most of the alternative candidates Magellan considered as potential merger partners are in the upstream or midstream sectors of the energy industry and are experiencing varying degrees of financial stress as a result of the current commodity price environment, while Tellurian Investments’ business plan contemplates that it will not be directly exposed to commodity price risk for a number of years;

•	that the business plan of Company B, while attractive in some respects, is at an early stage of implementation and will require the support of a third party that is not obligated at present to provide such support;

•	that Magellan, under the direction of the Special Committee, conducted a publicly disclosed and active strategic alternatives process over a lengthy period of time, in which it solicited interest regarding a variety of potential transactions and structures, and that since the formation of the Special Committee in June 2015, Magellan had contacted several dozen potentially interested parties regarding a transaction involving a merger or sale of Magellan or its assets;

Opinion of Petrie Partners Securities, LLC

•	the financial presentation and opinion, dated August 2, 2016, of Petrie to the Magellan board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio to Magellan, which opinion was based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion, as more fully described in “Opinion of Magellan’s Financial Advisor” below;

Favorable Terms of the Merger Agreement

•	the terms of the merger agreement that permit Magellan to discuss and negotiate an unsolicited acquisition proposal should one be made, and permit Magellan to terminate the merger agreement in order to accept a “superior proposal,” in each case in certain circumstances;

•	the fact that the merger agreement allows the Magellan board of directors, under specified circumstances, to change or withdraw its recommendation to the Magellan stockholders with respect to the approval of the merger; and

•	the fact that if Tellurian Investments’ controlling stockholders cause the merger agreement to be terminated by voting against the approval of the merger at the Tellurian Investments meeting, Magellan will receive a termination fee of $1 million.

Risks and Potentially Negative Factors

The Special Committee and the Magellan board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement and the merger, including the following:

•	the fact that Magellan’s existing stockholders will own only a minority interest in the combined company, and will therefore experience a high degree of dilution in terms of their current ownership as a result of the merger;

•	the fact that Tellurian Investments’ business plan does not contemplate the combined company generating revenues from operations for several years, and that implementation of that plan is subject to numerous risks and uncertainties;

•	the fact that, while Magellan expects the merger will be consummated, there can be no guarantee that all conditions to the parties’ obligations to consummate the merger will be satisfied, in particular because Tellurian Investments’ stockholders could elect to vote against approval of the merger at the Tellurian Investments meeting;

•	the fact that, under certain circumstances, Magellan may be required to pay a termination fee upon termination of the merger agreement in specified circumstances;

•	the fact that the analyses and projections on which the Magellan board of directors made its determinations are uncertain; and

•	the fact that actual or potential conflicts of interest existed relating to Messrs. Wilson and Lafargue and Petrie as discussed in “The Merger—Interests of Magellan Directors and Executive Officers in the Merger,” “The Merger—Background of the Merger” and “The Merger—Opinion of Magellan’s Financial Advisor,” although the Special Committee and the Magellan board of directors concluded that these conflicts were either not material to the negotiating process and/or were appropriately addressed during the process.

The Magellan board of directors unanimously concluded that the benefits of the transaction to Magellan and its common stockholders outweighed the perceived risks. In view of the wide variety of factors considered, and the complexity of these matters, the Magellan board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors it considered. Rather, the Magellan board of directors viewed the decisions as being based on the totality of the information available to it. In addition, individual members of the Special Committee and the Magellan board of directors may have given differing weights to different factors.

Opinion of Magellan’s Financial Advisor

Opinion of Petrie Partners Securities, LLC to the Magellan Board of Directors

On June 29, 2015, Magellan and Petrie entered into an engagement letter (such engagement letter was amended in certain respects as of March 14, 2016) pursuant to which Petrie is acting as financial advisor to Magellan. On August 2, 2016, at a meeting of the Magellan board of directors, Petrie rendered its oral opinion, subsequently confirmed by delivery of its written opinion, that, as of August 2, 2016, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to Magellan.

The full text of the written opinion of Petrie, dated as of August 2, 2016, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read the opinion carefully and in its entirety. Petrie’s opinion was addressed to, and provided for the information and benefit of, the Magellan board of directors in connection with its evaluation of whether the exchange ratio was fair, from a financial point of view, to Magellan.

In connection with rendering its opinion and performing its related financial analyses, Petrie, among other things:

•	reviewed certain publicly available information relating to Magellan, including (i) the Annual Report on Form 10-K and related audited financial statements for the fiscal year ended June 30, 2015, and (ii) the Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended March 31, 2016;

•	reviewed the Tellurian Investments Confidential Offering Memorandum dated June 14, 2016 and unaudited financial statements for the period ended June 30, 2016;

•	reviewed certain non-public operating data relating to Magellan and Tellurian Investments prepared and furnished to Petrie by the respective management team and staff of Magellan and Tellurian Investments;

•	reviewed certain non-public financial and operating projections relating to Tellurian Investments prepared and furnished to Petrie on July 27, 2016 by the management team and staff of Tellurian Investments;

•	discussed current operations, financial positioning and future prospects of Magellan and Tellurian Investments with the respective management team of Magellan and Tellurian Investments;

•	reviewed historical market prices and trading history of Magellan common stock;

•	compared the financial terms of the merger with the financial terms of similar transactions Petrie has deemed relevant;

•	participated in certain discussions and negotiations among the representatives of Magellan and its legal advisors and Tellurian Investments and its legal advisors;

•	reviewed a draft of the merger agreement dated July 28, 2016; and

•	reviewed such other financial studies and analyses and performed such other investigations and have taken into account such other matters as Petrie has deemed necessary and appropriate.

In rendering its opinion, upon the advice of Magellan and Tellurian Investments, Petrie assumed and relied upon, without assuming any responsibility or liability for, or independently verifying the accuracy or completeness of, all of the information publicly available and all of the information supplied or otherwise made available to Petrie by Magellan and Tellurian Investments. Petrie further relied upon the assurances of representatives of the management and staff of Magellan and Tellurian Investments that they were unaware of any facts that would make the information provided to Petrie incomplete or misleading in any material respect. With respect to projected financial and operating data, Petrie assumed, upon the advice of Magellan and Tellurian Investments, that such data has been prepared in a manner consistent with historical financial and operating data and reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management and staff of Magellan and Tellurian Investments relating to the future financial and operational performance of Magellan and Tellurian Investments, respectively. Petrie expressed no view as to any projected financial and operating data relating to Magellan and Tellurian Investments or the assumptions upon which they were based.

Petrie did not make an independent evaluation or appraisal of the assets or liabilities of Magellan or Tellurian Investments, nor was Petrie furnished with any such evaluations or appraisals, nor did Petrie evaluate the solvency or fair value of Magellan or Tellurian Investments under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Petrie did not assume any obligation to conduct, nor did Petrie conduct, any physical inspection of the properties or facilities of Magellan or Tellurian Investments.

For purposes of rendering its opinion, Petrie assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to consummation of the merger will be satisfied without material waiver or modification thereof. Petrie further assumed, upon the advice of Magellan, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Magellan or on the consummation of the merger or that would materially reduce the benefits of the merger to Magellan.

Petrie’s opinion relates solely to the fairness, from a financial point of view, of the exchange ratio to Magellan. Petrie did not express any view on, and its opinion does not address, the fairness of the merger to, or any consideration received in connection with the merger by, any creditors or other constituencies of Magellan, nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Magellan, or any class of such persons. Petrie assumed that any modification to the structure of the merger would not vary in any material respect from what was assumed in its analysis and that the final merger agreement was, in all material respects, the same as the draft of the merger agreement reviewed by Petrie. Petrie’s advisory services and the opinion expressed herein were provided for the information and benefit of the Magellan board or directors in connection with its consideration of the transactions contemplated by the merger agreement, and Petrie’s opinion does not constitute a recommendation to any holder of Magellan common stock as to how such holder should vote with respect to any of the transactions contemplated by the merger agreement. Petrie’s opinion does not address the relative merits of the merger as compared to any alternative business transaction or strategic alternative that might be available to Magellan, nor does it address the underlying business decision of Magellan to engage in the merger. Petrie was not asked to consider, and its opinion does not address, the prices at which Magellan common stock will actually trade at any time, including following the announcement or consummation of the merger. Petrie did not render any legal, accounting, tax or regulatory advice and understands that Magellan is relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the merger.

Petrie acted as financial advisor to Magellan, and Petrie has received a fee from Magellan for its services related to the rendering of its opinion, regardless of the conclusions expressed therein. In addition, Magellan agreed to reimburse Petrie’s expenses, and Petrie will be entitled to receive a success fee if the merger is consummated. In addition, Magellan has agreed to indemnify Petrie for certain liabilities possibly arising out of Petrie’s engagement. During the two-year period prior to the date of its written opinion, certain of Petrie’s affiliates provided financial advisory services to Magellan, and received fees from Magellan in connection with an exchange transaction involving Magellan and One Stone. In 2016, certain of Petrie’s affiliates provided financial advisory services to Tellurian Investments, and received fees of approximately $1.0 million from Tellurian Investments in connection with a private placement of equity securities by Tellurian Investments (the “Private Placement”). Several of Petrie’s principals are beneficial owners of an aggregate of approximately 1,550,000 shares of Tellurian Investments common stock (representing 1.7% of the Tellurian Investments common stock currently outstanding), the beneficial interests in which were acquired in connection with the Private Placement. On March 24, 2016 one of Petrie’s principals, Michael Bock, was appointed to, and currently serves on, the board of directors of Tellurian Investments. Otherwise, during the two-year period prior to the date hereof, no material relationship existed between Petrie and its affiliates, on the one hand, and Magellan or Tellurian Investments and their applicable affiliates, on the other hand, pursuant to which Petrie or any of its affiliates received compensation as a result of such relationship. Petrie may provide financial or other services to Magellan and Tellurian Investments in the future and in connection with any such services Petrie may receive customary compensation. Furthermore, in the ordinary course of business, Petrie or its affiliates may trade in the debt or equity securities of Magellan or Tellurian Investments for Petrie’s own account and, accordingly, may at any time hold long or short positions in such securities.

Petrie’s opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets as they existed and could be evaluated on August 2, 2016 and the conditions and prospects, financial and otherwise, of Magellan and Tellurian Investments as they were represented to Petrie as of August 2, 2016 or as they were reflected in the materials and discussions described above. Regardless of any subsequent developments, Petrie does not have any obligation to update, revise or reaffirm its opinion.

Set forth below is a summary of the material financial analyses performed and reviewed by Petrie with the Magellan board of directors in connection with rendering its oral opinion on August 2, 2016, and the preparation of its written opinion letter dated August 2, 2016. Each analysis was provided to the Magellan board of directors. In connection with arriving at its opinion, Petrie considered all of its analyses as a whole, and the order of the analyses described and the results of such analyses do not represent any relative importance or particular weight given to such analyses by Petrie. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on August 2, 2016 and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses performed by Petrie. The tables alone do not constitute a complete description of the financial analyses performed by Petrie. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Petrie’s financial analyses.

Reference Value Analyses

Petrie performed a series of analyses to derive a range of implied exchange ratios by utilizing the following methodologies to arrive at per share equity value ranges for Magellan and Tellurian Investments.

Sum-of-the-Parts Analysis of Magellan

Petrie performed a sum-of-the-parts analysis. A sum-of-the-parts analysis is a method of valuing a company by determining what its aggregate assets would be worth if they were acquired by another company. As of August 2, 2016, Magellan’s principal assets consisted of cash and cash equivalents, securities available for sale, oil and gas assets in the United Kingdom and Australia and rights to a contingent bonus payment related to a hydrocarbon field in Australia.

For the value of Magellan’s cash and cash equivalents of approximately $3.5 million, Petrie reviewed Magellan’s cash balance as of March 31, 2016, pro forma for the exchange agreement with One Stone and the cash proceeds from the sale of the Mereenie bonus and Central Weald Basin assets. For the value of Magellan’s securities available for sale of approximately $1.6 million, consisting of common stock of Central Petroleum Limited and common stock of UK Oil & Gas Investments PLC, Petrie used the most recent trading price for each security.

For the value of Magellan’s oil and gas assets in the United Kingdom of approximately $6.0 million to $10.0 million, Petrie reviewed selected publicly available information for five oil and gas transactions announced between August 2014 and April 2016 that included interests in Horse Hill Development Limited, Magellan’s 65% working interest partners in the Horse Hill-1 well and the Petroleum Exploration and Development Licenses 137 and 246.

Precedent Transactions

Date Announced	Buyer	Seller	Value ($ in millions)
04/18/16	UK Oil & Gas Investments PLC	Angus Energy Ltd	$2.6
02/22/16	Regency Mines	Angus Energy Ltd	$0.6
03/13/15	UK Oil & Gas Investments PLC	Danadav Investments Ltd.	$0.5
03/09/15	UK Oil & Gas Investments PLC	Angus Energy Ltd; Danadav Investments Ltd.	$0.6
08/13/14	UK Oil & Gas Investments PLC	Undisclosed Seller	$1.3

The value of Magellan’s oil and gas assets in Australia was estimated at $1.0 million to $3.0 million. The value of the farm-out of the NT/P82 exploration license was based on Magellan management’s estimate of the costs associated with the required work commitment (AUD $8.0 million to AUD $12.0 million) and the delivery by Magellan to a third party of a partial working interest in the NT/P82 exploration license in exchange for such third party completing the work commitment at its own expense. The value of the contingent Palm Valley bonus was based on the present value of expected bonus payments calculated using Magellan management’s estimate of future Palm Valley production and various commodity price scenarios.

From the enterprise reference values implied by this analysis, Petrie subtracted liabilities including accounts payable and accrued liabilities and notes payable as of March 31, 2016 to determine a composite equity value reference range of $1.35 to $2.30 per share of Magellan common stock.

Public Market Premium Analysis of Magellan

Petrie reviewed publicly available information for selected completed corporate transactions, announced since January 1, 2010, wherein the target was a publicly traded U.S. company, to determine the equity prices paid in transactions relative to the trading prices of the target companies prior to announcement of the transaction. Petrie reviewed publicly available information, including, but not limited to, SEC filings, databases and industry reports for these selected transactions, to arrive at premiums paid for a group of companies, which, in Petrie’s judgment, were generally comparable to Magellan, based upon criteria set forth below. In each specific transaction, Petrie determined the premium or discount paid based on the value of the per share consideration received in the transaction, relative to the closing price of the target company (i) on the day prior to the announcement, (ii) 30 days prior to the announcement and (iii) 60 days prior to the announcement.

Petrie selected transactions by applying the following criteria:

•	Target companies that were U.S. corporations publicly traded on domestic exchanges;

•	Target companies in the upstream oil and gas industry;

•	Transactions that were announced after January 1, 2010; and

•	Transaction values of less than $1.0 billion.

Petrie analyzed the following nine comparable public company transactions:

•	Earthstone Energy, Inc. acquisition of Oak Valley Resources LLC

•	Stratex Oil & Gas Holdings, Inc. acquisition of Richfield Oil & Gas Co.

•	Contango Oil & Gas Co. acquisition of Crimson Exploration, Inc.

•	Forestar Group, Inc. acquisition of CREDO Petroleum Corp.

•	Halcon Resources LLC acquisition of Ram Energy Resources, Inc.

•	Denver Parent Corp. acquisition of Venoco, Inc.

•	Magnum Hunter Resources Corp. acquisition of NGAS Resources, Inc.

•	Hess Corp. acquisition of American Oil & Gas, Inc.

•	CONSOL Energy, Inc. acquisition of CNX Gas Corporation

Petrie did not knowingly exclude or omit from its analysis any comparable public company transaction that Petrie had reviewed and that met the criteria set forth above.

The following table sets forth the maximum, mean, median and minimum premiums for the per share consideration received in the transaction, relative to the closing price of the target company (i) on the day prior to the announcement, (ii) 30 days prior to the announcement and (iii) 60 days prior to the announcement.

	One Day Prior	30 Days Prior	60 Days Prior
Maximum	66%	62%	57%
Mean	29%	29%	26%
Median	29%	28%	23%
Minimum	8%	6%	5%

In order to determine a composite equity value reference range for Magellan common stock, Petrie selected premium ranges for each time period as shown below and applied those ranges to the respective closing prices of Magellan common stock. For (i) the day prior to the announcement, Petrie selected 20% to 40%; for (ii) 30 days prior to the announcement, Petrie selected 15% to 30%; and for (iii) 60 days prior to the announcement, Petrie selected 10% to 30%. Based on the application of these premium ranges to the relevant stock prices, Petrie determined a composite equity value reference range of $1.45 to $1.75 per share of Magellan common stock.

Going Concern Analysis of Tellurian Investments

Petrie analyzed the potential standalone financial performance of Tellurian Investments, without giving effect to the merger, for a 10-year period covering the fiscal years 2016-2025. In April 2016, the management and staff of Tellurian Investments prepared the financial and operating projections and estimates upon which this analysis was based. These projections assume Driftwood LNG liquefaction operations begin in 2022, with the facility reaching full liquefaction capacity by 2025. A quantitative summary of the financial and operational projections is set forth below in tabular format. Petrie applied terminal cash flow capitalization rates of 9.0%, 8.0% and 7.0% to estimated 2025 cash flow and utilized discount rates ranging from 12.0% to 16.0%. From the enterprise reference values implied by this analysis, Petrie subtracted liabilities including long-term debt as of June 30, 2016 to determine a composite equity value reference range of $2.25 to $5.25 per share of Tellurian Investments common stock.

Summary of Tellurian Investments Projections

($ in millions)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$—	$—	$—	$—	$—	$—	$925	$3,702	$6,489	$7,435
EBITDA (1)	$(37)	$(26)	$(38)	$(55)	$(100)	$(152)	$(102)	$1,146	$2,348	$2,756
After-tax income	$(37)	$(26)	$(38)	$(55)	$(100)	$(152)	$(102)	$1,194	$1,780	$2,102
Unlevered free cash flow (2)	$(83)	$(83)	$(1,788)	$(3,769)	$ (3,647)	$(2,122)	$(887)	$837	$1,613	$2,099

(1)    For purposes of the Tellurian Investments projections, EBITDA is a non-GAAP measurement defined as net earnings before interest expense, taxes, depreciation and amortization expenses, including stock-based compensation.

(2)    For purposes of the Tellurian Investments projections, unlevered free cash flow is a non-GAAP measurement defined as EBITDA minus taxes, minus capital expenditures, and plus or minus changes in net working capital.

From the results of the analyses described above, Petrie divided the lowest Tellurian Investments per share equity value implied by going concern analysis by the highest Magellan per share equity values implied by the sum-of-the-parts analysis and public market premium analysis and divided the highest Tellurian Investments per share equity value implied by the going concern analysis by the lowest Magellan per share equity values implied by the sum-of-the-parts analysis and public market premium analysis to determine a range of implied exchange ratios of 0.979 to 3.892 and 1.286 to 3.621 shares of Magellan common stock per share of Tellurian Investments common stock, respectively, and compared these implied exchange ratios to the exchange ratio of 1.300.

Tellurian Investments does not as a matter of course make public projections as to future revenue, earnings, or other results. However, the management of Tellurian Investments prepared the projected financial information set forth above for the purpose of the going concern analysis prepared by Petrie. The projected financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information, but, in the view of Tellurian Investments’ management, was prepared on a reasonable basis, reflected the then-best available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected future financial performance of Tellurian Investments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the projected financial information. Neither Tellurian Investments’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

The inclusion of the projected financial information in this joint proxy statement/prospectus should not be regarded as an indication that Tellurian Investments, Magellan or any of their respective advisors or representatives considered or consider such forecasts to be accurate predictions of future events, and the projected financial information should not be relied upon as such. In fact, the projected financial information was, as indicated above, prepared in April 2016 and does not reflect factual developments or changes in judgment since that time. The projected financial information reflects significant estimates, assumptions and subjective judgments that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Tellurian Investments. None of Tellurian Investments, Magellan or their respective advisors or representatives has made or makes any representation regarding the projected financial information, and none of those persons can provide any assurance that the assumptions underlying the projected financial information will reflect future conditions or otherwise be realized, or that actual results will not be significantly higher or lower than estimated. Since the projected financial information covers multiple years, such information by its nature becomes less predictive with each successive year. You are urged to review the “Risk Factors” section of this joint proxy statement/prospectus as well as “Cautionary Statement Regarding Forward-Looking Statements” for information regarding risks and uncertainties affecting Tellurian Investments and the combined company, including risks and uncertainties that could have a material impact on the estimates and assumptions underlying the projected financial information.

TELLURIAN INVESTMENTS AND MAGELLAN DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE IT WAS PREPARED, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Petrie. In connection with the review of the merger by the Magellan board of directors, Petrie performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Petrie’s opinion. In arriving at its fairness determination, Petrie considered the results of all the analyses and did not draw, in isolation, conclusions from, or with regard to, any one analysis or factor considered by it for purposes of its opinion. Rather, Petrie made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Petrie may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Petrie with respect to the actual value of the Magellan common stock. No company reviewed or considered in the above analyses for comparison purposes is directly comparable to Magellan or Tellurian Investments, and no transaction reviewed or considered is directly comparable to the merger. Furthermore, Petrie’s analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies or transactions considered, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Magellan or Tellurian Investments or their respective management team, staff and advisors.

Petrie prepared these analyses solely for the purpose of providing an opinion to the Magellan board of directors as to the fairness, from a financial point of view, of the exchange ratio to Magellan. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the businesses or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Petrie’s analyses are inherently subject to substantial uncertainty, and Petrie assumed no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by Petrie’s opinion committee.

The exchange ratio was determined through arm’s-length negotiations between Magellan and Tellurian Investments and was approved by the Magellan board of directors. Petrie provided advice to the Magellan board of directors during these negotiations. Petrie did not, however, recommend any specific exchange ratio to the Magellan board of directors or Magellan or that any specific exchange ratio constituted the only appropriate consideration for the merger. Petrie’s opinion to the Magellan board of directors was one of many factors taken into consideration by the Magellan board of directors in deciding to approve Magellan entering into the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Magellan board of directors with respect to the exchange ratio or of whether the Magellan board of directors would have been willing to agree to different consideration.

Under the terms of Petrie’s engagement letter with Magellan, Petrie provided Magellan and the Magellan board of directors financial advisory services and a fairness opinion in connection with the merger. Pursuant to the terms of that engagement letter (as amended), Magellan has agreed to pay Petrie customary fees for its services in connection with its engagement, including a success fee that is payable to Petrie if the merger is consummated. The total compensation earned by Petrie in connection with the contemplated transaction is a success fee of $1,250,000, payable in shares of Magellan common stock based on the 10-day volume weighted average price of Magellan common stock prior to the execution of the merger agreement and against which the following payments have been credited: (i) a fairness opinion fee of $300,000 already paid to Petrie following delivery of its fairness opinion to the Magellan board of directors, which fee would have been earned by Petrie regardless of the conclusion regarding fairness expressed in the opinion; and (ii) the success fee of $450,000 already paid to Petrie in connection with the exchange transaction. In addition, Magellan has agreed to reimburse Petrie for its reasonable out-of-pocket expenses (including reasonable legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Petrie and its affiliates and their respective directors, officers, employees, agents and controlling persons from and against certain potential liabilities and expenses arising out of its engagement and any related transaction.

Magellan engaged Petrie to act as a financial advisor to Magellan and the Magellan board of directors based on its qualifications, experience and reputation. Petrie is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, restructurings, competitive sales processes, private placements and other purposes.

Interests of Magellan Directors and Executive Officers in the Merger

Certain of Magellan’s current and former directors and executive officers have interests that differ from, and may be in conflict with, those of the stockholders of Magellan with respect to the merger agreement. Each member of the Magellan board of directors was aware of these interests and considered them in making its recommendations in this joint proxy statement/prospectus.

Mr. Lafargue

As discussed in “Background of the Merger,” one topic addressed in the negotiations between Magellan and Tellurian Investments related to Tellurian Investments’ desire for Mr. Lafargue, now Magellan’s President and Chief Executive Officer, to have a continuing role with the combined company following the completion of the merger. Under Mr. Lafargue’s existing compensation arrangements, Mr. Lafargue would have been entitled to a potentially significant severance payment in connection with the merger depending on Magellan’s stock price performance following the announcement of the merger. For example, assuming a price per share of Magellan common stock of $3.00 immediately following the closing of the merger, Mr. Lafargue would have been entitled to a payment of approximately $2.4 million, excluding a severance payment of approximately $600,000. Tellurian Investments desired Mr. Lafargue to surrender his right to that payment in exchange for the compensation to be provided him pursuant to a new contractual arrangement.

Following discussions between Mr. Lafargue and Tellurian Investments about the terms of Mr. Lafargue’s future employment and the determination of the exchange ratio, Magellan and Tellurian Investments agreed that, as a condition to the completion of the merger, Mr. Lafargue shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release, among other things, will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the section entitled “The Merger Agreement—Summary of Employment Contract Term Sheet of Mr. Lafargue.”

Mr. Wilson

Magellan and Tellurian Investments also considered whether Mr. Wilson, who was until recently Magellan’s President and Chief Executive Officer, would resign from Magellan in connection with the merger and what severance he would receive. After determination of the exchange ratio, Tellurian Investments and Magellan agreed that a result of his termination for “Good Reason” (as defined in his employment agreement) in connection with the merger, Magellan would pay Mr. Wilson (i) monthly severance payments amounting to $300,000 in the aggregate, for a period of 12 months, (ii) payment of his accrued vacation amounting to approximately $106,000, (iii) reimbursement of medical benefits for a period of up to 18 months, estimated to amount to approximately $35,000 in the aggregate, and (iv) reimbursement of outstanding expenses.

Golden Parachute Compensation Table

The following table sets forth the amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of Magellan could receive in connection with the merger.

For purposes of calculating such amounts, Magellan has (i) taken into account Mr. Wilson’s termination of employment for “good reason” and his associated severance benefits, (ii) assumed that all contractual or similar obligations payable to Mr. Lafargue from Magellan or its affiliates related to the merger are released, and that Mr. Lafargue will instead receive compensation pursuant to a new employment agreement to be entered into between him and Tellurian Investments, as described below in the section entitled “The Merger Agreement—Summary of Employment Contract Term Sheet of Mr. Lafargue,” and (iii) used the average of the closing prices of Magellan common stock for the first five (5) business days following the date of the first announcement of the merger as the per share price of Magellan common stock.

Name	Cash ($) (1)	Equity ($)		Perquisites/ benefits ($) (2)	Other ($) (3)	Total ($)
J. Thomas Wilson	300,000	—	(4)	142,648	—	442,648
Antoine J. Lafargue	—	—		—	3,695,600	3,695,600

(1)    Represents cash severance payable to Mr. Wilson as a result of his termination for “good reason” on August 5, 2016.

(2)    Represents (i) the payment to Mr. Wilson of his accrued vacation amounting to approximately $106,000, (ii) the reimbursement of medical benefits for a period of up to 18 months, estimated to amount to approximately $35,000 in the aggregate, and (iii) the reimbursement of certain outstanding expenses of $1,648, in each case pursuant to his termination for “good reason” on August 5, 2016.

(3)    Represents the following compensation payable to Mr. Lafargue pursuant to his expected new employment agreement with Tellurian Investments: (i) $990,000 cash payment upon closing of the merger, and (ii) the value (assuming the five-day average share price described above, which is $3.38 per share), of the 800,000 shares of stock expected to be issued to Mr. Lafargue, of which 150,000 will vest in equal quarterly installments over an 18-month period and the remaining 650,000 will not vest until the affirmative final investment decision by the combined company’s board of directors to move forward with a project (“FID”).

(4)    None of Mr. Wilson’s stock options are “in-the-money.” Accordingly, no amounts are included in this table in respect of Mr. Wilson’s equity awards.

Members of the Special Committee

In their negotiations, Magellan and Tellurian Investments also addressed the fact that the members of the Special Committee had not received any board fees or other compensation, whether in stock or in cash, since June 2015. After the exchange ratio had been determined, the parties agreed that at the closing of the merger, any and all contractual or similar obligations payable to Magellan directors from Magellan or its affiliates, or otherwise owed to the Magellan directors as a result of their services as Magellan directors, shall have been released, except for (i) 100,000 shares of Magellan common stock, which will be issued to and divided among the Magellan directors as of the closing of the merger and (ii) the total sum of $150,000, to be divided among the Magellan directors and payable in cash at the closing of the merger, provided that such release shall not affect any right of the Magellan directors to indemnification and insurance as provided in the merger agreement.

Other Issues

In addition, Magellan’s directors, executive officers and employees hold equity compensation plan awards under the Magellan 1998 Plan or the Magellan 2012 Plan, the vesting of which awards will be accelerated as a result of the merger, in accordance with the terms of those awards and the merger agreement. In total, the vesting of 6,250 options with an exercise price of $6.91 and 4,166 shares of Magellan restricted stock will be accelerated as a result of and upon the closing of the merger with Tellurian. Finally, Magellan’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement, as more fully described in “The Merger Agreement—Indemnification and Insurance” beginning on page 112.

Tellurian Investments’ Reasons for the Merger; Recommendation of the Tellurian Investments Board of Directors

The board of directors of Tellurian Investments believes that the merger is fair to and in the best interest of its stockholders. In the course of reaching this decision, the Tellurian Investments board considered a number of factors, including:

•	Access to public securities markets; and

•	The ability of the combined company to more easily attract and retain skilled personnel.

Interests of Tellurian Investments Directors and Executive Officers in the Merger

Certain executive officers and directors of Tellurian Investments possess unrestricted shares of Tellurian Investments common stock and/or restricted shares of Tellurian Investments common stock issued pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with Delaware law, at the effective time of the merger, Merger Sub will merge with and into Tellurian Investments. Tellurian Investments will be the surviving corporation in the merger and will become a subsidiary of Magellan.

Combined Company’s Board of Directors and Management Following the Merger

The board of directors of the combined company is expected to consist of Charif Souki, Martin Houston, Meg A. Gentle, Michael Bock, Dillon J. Ferguson, Diana Derycz-Kessler and Brooke A. Peterson.

The management of the combined company is expected to be its Chairman, Charif Souki; Executive Vice Chairman, Martin Houston; President and Chief Executive Officer, Meg A. Gentle; Executive Vice President and Chief Operating Officer, R. Keith Teague; Senior Vice President and Chief Financial Officer, Antoine J. Lafargue; General Counsel, Daniel A. Belhumeur; Corporate Secretary, Christopher Daniels; Senior Vice President — Projects, Howard Candelet; Senior Vice President — Gas Supply, Mark Evans; and Senior Vice President — LNG Trading, Tarek Souki.

Corporate Governance of Magellan Following the Merger

Immediately following the closing of the transactions contemplated by the merger agreement, Magellan expects to file a certificate of amendment to Magellan’s restated certificate of incorporation and to amend Magellan’s bylaws for the purpose of effecting a name change of the company from “Magellan Petroleum Corporation” to “Tellurian Inc.” Pursuant to Section 242(b)(1) of the DGCL and the bylaws of Magellan, the name change will not require stockholder approval but will need to be approved by the board of directors of the combined company. The name change will not affect the rights of Magellan’s existing stockholders. There will be no other changes to the certificate of incorporation or bylaws of Magellan in connection with the name change.

For more information on the officers and directors of Magellan following the merger, see “The Merger Agreement—Officers of the Combined Company” beginning on page 116 and “The Merger Agreement—Proposed Directors of the Combined Company” beginning on page 118.

Tellurian Investments Director Compensation

The following table sets forth all of the compensation paid by Tellurian Investments and its subsidiaries, including Tellurian Services LLC, formerly known as Parallax Services LLC, for the fiscal year ended December 31, 2015 to the individuals who will serve as directors of the combined company.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Martin Houston (1)	$—	$—	$—	$—	$—	$10,863	$10,863

(1)	Mr. Houston served as Chairman and President of Tellurian Services LLC during the fiscal year ended December 31, 2015. Mr. Houston’s compensation for the fiscal year ended December 31, 2015 included premiums for health insurance plans of $8,825 and cell phone reimbursement of $2,038.

Tellurian Investments currently pays its directors $200,000 annually, payable in unrestricted shares of Tellurian Investments common stock. The shares are issued to the directors on August 1 of each year and the number of shares paid to the directors is based on the average value of Tellurian Investments’ common stock over the thirty days leading up to the August 1 on which such shares are payable. If a director leaves before August 1, such director shall receive a pro-rated amount of such shares based on the number of quarters such former director served as director since the previous August 1. For their service as directors through August 2016, Charif Souki, Martin Houston and Michael Bock each received 40,000 shares of Tellurian Investments common stock and Brooke A. Peterson received 10,000 shares of Tellurian Investments common stock.

Following the merger, the combined company intends to pay each of its directors in the same manner in which Tellurian Investments currently compensates its directors.

Tellurian Investments Executive Compensation

The following table sets forth the compensation paid by Tellurian Services LLC, formerly known as Parallax Services LLC, for the fiscal years ended December 31, 2014 and December 31, 2015, to the individuals who will serve as executive officers of the combined company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($) (5)	Total ($)
Martin Houston (1)	2014	$—	$—	$—	$—
	2015	$—	$—	$10,863	$10,863
Christopher Daniels (2)	2014	$—	$—	$—	$—
	2015	$—	$—	$155,197	$155,197
Howard Candelet (3)	2014	$—	$—	$—	$—
	2015	$—	$—	$—	$—
Mark Evans (4)	2014	$—	$—	$—	$—
	2015	$—	$—	$—	$—

(1)	Mr. Houston served as Chairman and President of Tellurian Services LLC during the fiscal years ended December 31, 2014 and December 31, 2015.

(2)	Mr. Daniels served as General Counsel of Tellurian Services LLC during the fiscal years ended December 31, 2014 and December 31, 2015.

(3)	Mr. Candelet served as the person in charge of day-to-day projects oversight of Tellurian Services LLC during the fiscal years ended December 31, 2014 and December 31, 2015. Mr. Candelet received no benefits or compensation in 2014 or 2015 other than benefits worth less than $10,000 in each year.

(4)	Mr. Evans served as the person in charge of gas supply, trading and economics of Tellurian Services LLC during the fiscal years ended December 31, 2014 and December 31, 2015. Mr. Evans received no benefits or compensation in 2014 or 2015 other than benefits worth less than $10,000 in each year.

(5)	The amounts for the fiscal year ended December 31, 2015 in the column entitled “All Other Compensation” are detailed in the following table:

Name	Health Plan Premiums ($)	401(k) Matching	Parking	Cell Phone Expenses	Tax Gross Ups	Total ($)
Martin Houston	$8,825	$—	$—	$2,038	$—	$10,863
Christopher Daniels	$5,177	$—	$2,100	$1,920	$146,000	$155,197

The following table sets forth the compensation paid by Magellan for the fiscal years ended June 30, 2015 and June 30, 2016 to the individual who will serve as an executive officer of the combined company.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($) (3)	Total ($)
Antoine J. Lafargue (4)	2015	$319,902	$—	$54,000 (2)	$221,050 (2)	$37,633	$632,581
	2016	$321,008	$—	$— (2)	$—	$31,714	$352,720

(1)	Salary for 2016 and 2015 includes amounts of accrued additional salary for vacation days not taken of $18,474 and $29,512, respectively.

(2)	Amounts reported represent the aggregate grant date fair value of the equity awards calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation. The grant date values have been determined based on assumptions and methodologies discussed in Notes 1 and 11 of the Notes to the Consolidated Financial Statements of Magellan as of and for the Fiscal Years Ended June 30, 2016 and 2015 contained herein. Certain of the option awards are subject to performance conditions, and the grant date fair values reported reflect the determination that the probable outcome of such conditions will be the achievement of the highest level of such performance conditions. On October 12, 2015, Mr. Lafargue was granted 62,500 shares of restricted stock scheduled to vest immediately prior the completion of a qualifying transaction. In accordance with ASC Topic 718, the grant date value of such shares is $0.

(3)	The amounts for fiscal years 2015 and 2016 entitled “All Other Compensation” are detailed in the following table:

Name	Year	Qualified Retirement Plan Employer Match	Premiums for Health Insurance Plans	Premiums for Life and Disability Insurance Plans	Secured Parking Fees	Health Savings Account	Total
Antoine J. Lafargue	2015	$7,813	$18,836	$1,444	$2,340	$7,200	$37,633
	2016	$9,356	$18,454	$1,444	$2,460	$—	$31,714

(4)	Mr. Lafargue served as (a) the Senior Vice President, Chief Financial Officer, Treasurer, and Corporate Secretary of Magellan from June 2015 to August 2016, (b) the Senior Vice President of Strategy and Business Development and Chief Commercial Officer of Magellan from October 2014 to June 2015, and (c) the Vice President, Chief Financial Officer and Treasurer from August 2010 to October 2014. On August 5, 2016, Mr. Lafargue was promoted to President and Chief Executive Officer of Magellan.

Overview of Compensation for Martin Houston, Executive Vice Chairman

Mr. Houston currently serves as Executive Vice Chairman of Tellurian Investments and until August 30, 2016, was also President of Tellurian Investments. Other than Mr. Houston’s 2016 stock grant received for his service on Tellurian Investments’ board of directors, he has not received any other compensation from Tellurian Investments, including related to his service as President.

Overview of Compensation for Meg A. Gentle, President and Chief Executive Officer

Ms. Gentle’s employment letter provides for an annual base salary of $600,000. On September 16, 2016, Tellurian Investments’ board of directors allowed Ms. Gentle to purchase 2,000,000 shares of Tellurian Investments common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan for $0.50 per share and Tellurian Investments has recognized $3.00 per share as compensation to Ms. Gentle. On September 19, 2016, Ms. Gentle was granted 2,500,000 shares of Tellurian Investments restricted common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. Such restricted shares do not vest until FID.

Overview of Compensation for R. Keith Teague, Executive Vice President and Chief Operating Officer

Mr. Teague’s employment letter provides for an annual base salary of $400,000. On September 23, 2016, Tellurian Investments’ board of directors allowed Mr. Teague to purchase 2,000,000 shares of Tellurian Investments common stock for $0.50 per share, and Tellurian Investments has recognized $2.95 per share as compensation to Mr. Teague. Additionally, upon Mr. Teague commencing employment on October 10, 2016, Mr. Teague was granted 2,500,000 shares of Tellurian Investments restricted common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. Such restricted shares do not vest until FID.

Overview of Compensation for Antoine J. Lafargue, Senior Vice President and Chief Financial Officer

The principal terms and conditions of Mr. Lafargue’s future employment are described in “The Merger Agreement—Summary of Employment Contract Term Sheet of Mr. Lafargue.”

Overview of Compensation for Daniel A. Belhumeur, General Counsel

Mr. Belhumeur’s employment letter provides for an annual base salary of $300,000. Beginning on January 1, 2018, Tellurian Services has the right to increase the base salary. Mr. Belhumeur received a signing bonus of $200,000 on the first payroll date following his commencement of employment. Mr. Belhumeur’s employment letter also provides for an annual target bonus of 100% of Mr. Belhumeur’s base salary with a stretch target of 150%. The annual bonus is purely discretionary on the part of Tellurian Services and will be based on achievement of various performance milestones of Tellurian Services, Tellurian Investments and Mr. Belhumeur. On October 10, 2016, Mr. Belhumeur was granted 1,000,000 shares of Tellurian Investments restricted common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. 900,000 of such restricted shares do not vest until FID, and the remaining 100,000 do not vest until the closing of the merger.

Overview of Compensation for Christopher Daniels, Corporate Secretary

Mr. Daniels’ Employment Agreement with Tellurian Services dated April 1, 2016 (the “Daniels Employment Agreement”) provides for an annual base salary of $350,000. Beginning on January 1, 2017, Tellurian Services has the right to increase the base salary. Mr. Daniels received a signing bonus of $29,166.67 upon entering into the Daniels Employment Agreement. The Daniels Employment Agreement also provides for an annual target bonus of 150% of Mr. Daniels’ base salary with a stretch target of 200%. The annual bonus is purely discretionary on the part of Tellurian Services and will be based on achievement of various performance milestones of Tellurian Services, Tellurian Investments and Mr. Daniels. If Mr. Daniels terminates his employment for “Good Reason” or Tellurian Services terminates Mr. Daniels without “Cause” (each as defined in the Daniels Employment Agreement), then Tellurian Services must pay to Mr. Daniels the salary that would have otherwise been owed to Mr. Daniels up to and including the expiration of the Daniels Employment Agreement, and any unvested shares held by him shall automatically vest. The Daniels Employment Agreement provides for an initial term of five years and automatically renews for successive one-year terms unless either party elects not to renew or the Daniels Employment Agreement is earlier terminated in accordance with its terms. On April 15, 2016, Mr. Daniels was granted 500,000 shares of Tellurian Investments restricted common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. Such restricted shares do not vest until FID. Further, on March 10, 2016, Tellurian Investments’ board of directors granted Mr. Daniels 500,000 shares of Tellurian Investments common stock. Any fair value of Tellurian Investments common stock on such date in excess of zero will be recognized as compensation to Mr. Daniels.

Overview of Compensation for Howard Candelet, Senior Vice President — Projects

Mr. Candelet’s Employment Agreement with Tellurian Services dated April 8, 2016 (the “Candelet Employment Agreement”) provides for an annual base salary of $350,000. Beginning on January 1, 2017, Tellurian Services has the right to increase the base salary. Mr. Candelet received a signing bonus of $43,749.99 upon entering into the Candelet Employment Agreement. The Candelet Employment Agreement also provides for an annual target bonus of 150% of Mr. Candelet’s base salary with a stretch target of 200%. The annual bonus is purely discretionary on the part of Tellurian Services and will be based on achievement of various performance milestones of Tellurian Services, Tellurian Investments and Mr. Candelet. If Mr. Candelet terminates his employment for “Good Reason” or Tellurian Services terminates Mr. Candelet without “Cause” (each as defined in the Candelet Employment Agreement), then Tellurian Services must pay to Mr. Candelet the salary that would have otherwise been owed to Mr. Candelet up to and including the expiration of the Candelet Employment Agreement and any unvested shares held by him shall automatically vest. The Candelet Employment Agreement provides for an initial term of five years and automatically renews for successive one-year terms unless either party elects not to renew or the Candelet Employment Agreement is earlier terminated in accordance with its terms. On April 15, 2016, Mr. Candelet was granted 500,000 shares of Tellurian Investments restricted common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. Such restricted shares do not vest until FID. Further, on March 10, 2016, Tellurian Investments’ board of directors granted Mr. Candelet 500,000 shares of Tellurian Investments common stock. Any fair value of Tellurian Investments common stock on such date in excess of zero will be recognized as compensation to Mr. Candelet. Additionally, on April 19, 2016, Tellurian Investments’ board of directors allowed Mr. Candelet to purchase 850,000 shares of Tellurian Investments common stock for $0.50 per share. Any fair value of Tellurian Investments common stock in excess of this purchase price will be recognized as compensation to Mr. Candelet.

Overview of Compensation for Mark Evans, Senior Vice President — Gas Supply and Business Development

Mr. Evans’ Employment Agreement with Tellurian Services dated April 15, 2016 (the “Evans Employment Agreement”) provides for an annual base salary of $350,000. Beginning on January 1, 2017, Tellurian Services has the right to increase the base salary. Mr. Evans received a signing bonus of $43,749.99 upon entering into the Evans Employment Agreement. The Evans Employment Agreement also provides for an annual target bonus of 150% of Mr. Evans’ base salary with a stretch target of 200%. The annual bonus is purely discretionary on the part of Tellurian Services and will be based on achievement of various performance milestones of Tellurian Services, Tellurian Investments and Mr. Evans. If Mr. Evans terminates his employment for “Good Reason” or Tellurian Services terminates Mr. Evans without “Cause” (each as defined in the Evans Employment Agreement), then Tellurian Services must pay to Mr. Evans the salary that would have otherwise been owed to Mr. Evans up to and including the expiration of the Evans Employment Agreement and any unvested shares held by him shall automatically vest. The Evans Employment Agreement provides for an initial term of five years and automatically renews for successive one-year terms unless either party elects not to renew or the Evans Employment Agreement is earlier terminated in accordance with its terms. On April 15, 2016, Mr. Evans was granted 500,000 shares of Tellurian Investments restricted common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. Such restricted shares do not vest until FID. Further, on March 10, 2016, Tellurian Investments’ board of directors granted Mr. Evans (through an entity controlled by Mr. Evans) 500,000 shares of Tellurian Investments common stock. Any fair value of Tellurian Investments common stock on such date in excess of zero will be recognized as compensation to Mr. Evans. Additionally, on April 19, 2016, Tellurian Investments’ board of directors allowed Mr. Evans (through an entity controlled by Mr. Evans) to purchase 200,000 shares of Tellurian Investments common stock for $0.50 per share. Any fair value of Tellurian Investments common stock in excess of this purchase price will be recognized as compensation to Mr. Evans.

Overview of Compensation for Tarek Souki, Senior Vice President — LNG Trading

Mr. Souki’s Employment Agreement (under U.K. law) with Tellurian UK dated August 5, 2016 (the “T. Souki Employment Agreement”) provides for an annual base salary of £267,000. Mr. Souki received a signing bonus of £89,000 upon entering into the T. Souki Employment Agreement. The T. Souki Employment Agreement also provides for an annual target bonus of 150% of Mr. Souki’s base salary with a stretch target of 200%. The annual bonus is purely discretionary on the part of Tellurian UK and will be based on achievement of various performance milestones of Tellurian UK, Tellurian Investments and Mr. Souki. The T. Souki Employment Agreement is terminable by either party upon six months’ written notice and by Tellurian UK for “Cause” (as defined in the T. Souki Employment Agreement). In connection with the T. Souki Employment Agreement, Mr. Souki was granted 500,000 shares of Tellurian Investments restricted common stock pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan. Such restricted shares do not vest until FID. If the T. Souki Employment Agreement is terminated for any reason other than “Cause,” any unvested shares held by Mr. Souki shall automatically vest. The T. Souki Employment Agreement does not have a fixed term and is continuous subject to termination under the terms of the T. Souki Employment Agreement.

Pension/Retirement Benefits

Tellurian Investments and Tellurian Services do not provide qualified pension benefits or any supplemental executive retirement benefits to any of its executive officers or directors. Tellurian

Services has a defined contribution plan (“401(k) Plan”) which allows eligible employees, including its executive officers, to contribute up to 100% of their compensation up to the IRS maximum. Tellurian Services matches each employee’s salary deferrals (contributions at 100%) up to 6% of compensation and may make additional contributions at its discretion. Employees are immediately vested in the contributions made by Tellurian Services. Tellurian Services has made no discretionary contributions to the 401(k) Plan to date.

Additional Benefit Programs

Certain officers and directors are entitled to the following benefits: certain club memberships, parking, health insurance, and cell phone reimbursement.

Equity-Based Compensation

Tellurian Investments has granted stock and restricted stock to employees under the Tellurian Investments Inc. 2016 Omnibus Incentive Plan. The maximum number of shares of Tellurian Investments’ common stock reserved for issuance under such plan is 30,000,000. As of December 9, 2016, there were 18,997,000 shares remaining available for issuance.

Regulatory Clearances Required for the Merger

Neither Magellan nor Tellurian Investments is aware of any material governmental or regulatory approvals required for the completion of the merger or compliance with the applicable corporate law of the State of Delaware. While not a regulatory agency, NASDAQ has listing requirements which must be complied with in order to be listed on that exchange, which listing requirement is a condition to closing under the merger agreement.

Treatment of Magellan Equity Awards

Certain current and former Magellan employees, officers and directors hold equity compensation plan awards under the Magellan 1998 Plan or the Magellan 2012 Plan. At the closing of the transactions contemplated by the merger agreement, any outstanding options held by Magellan current and former employees, officers and directors will remain exercisable for such period of time as provided in the applicable award agreement and the Magellan 1998 Plan or the Magellan 2012 Plan. The vesting of awards to current and former Magellan employees, officers and directors will be accelerated as a result of the merger, in accordance with the terms of the applicable award agreement and the merger agreement.

Treatment of Tellurian Investments Equity Awards

Pursuant to the Tellurian Investments 2016 Omnibus Incentive Plan, Tellurian Investments has issued and outstanding both restricted and unrestricted shares of Tellurian Investments common stock. In addition, Tellurian Investments issued shares of unrestricted Tellurian Investments common stock to members of management. The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with Delaware law, at the effective time of the merger, Merger Sub will merge with and into Tellurian Investments. Tellurian Investments will be the surviving corporation in the merger and will become a subsidiary of Magellan. At the effective time of the merger, each outstanding share of Tellurian Investments common stock, including unrestricted shares outstanding under the Tellurian Investments 2016 Omnibus Incentive Plan, will be converted into the right to receive 1.300 shares of Magellan common stock. Effective immediately prior to the effective time of the merger, each restricted share of Tellurian Investments common stock granted and then outstanding under the Tellurian Investments 2016 Omnibus Incentive Plan and any associated restricted stock agreements and notices of grant will be converted into 1.300 shares of comparable restricted stock of Magellan.

If a holder of Tellurian Investments stock is entitled to receive any fractional shares of Magellan stock, such holder will receive such fractional share.

The exchange ratio will be adjusted prior to the effective time of the merger to provide Tellurian Investments common stockholders the same economic effect as contemplated by the merger agreement to account for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like that occurs with respect to the shares of either Magellan common stock or Tellurian Investments common stock outstanding after the date of the merger agreement and prior to the effective time of the merger.

Dividend Policies

Magellan has never paid a cash dividend on its common stock. The merger agreement prohibits Magellan from paying dividends to holders of Magellan common stock until the earlier of the effective time of the merger and the termination of the merger agreement in accordance with its terms. Any future dividends on Magellan common stock will be at the discretion of the reconstituted board of directors and will be dependent upon Magellan’s earnings, financial condition and other factors.

The declaration and payment of future dividends to holders of common stock will be at the sole discretion of the reconstituted board of directors and will depend on many factors, including actual results of operations, financial condition, capital requirements, contractual restrictions, restrictions in debt agreements, and other factors deemed relevant by the reconstituted board of directors. The reconstituted board of directors does not currently contemplate making dividend payments on common stock in the near future.

Listing of Shares of Magellan Common Stock

It is a condition to the completion of the merger that the shares of Magellan common stock to be issued to Tellurian Investments stockholders pursuant to the merger be authorized for listing to be traded on the NASDAQ Capital Market, subject to official notice of issuance.

Appraisal Rights

Magellan

The holders of Magellan common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

Tellurian Investments

Under Delaware law, Tellurian Investments stockholders have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Tellurian Investments common stock as determined by the Delaware Court of Chancery, together with interest, if any, as determined by the court, in lieu of the consideration Tellurian Investments stockholders would otherwise be entitled to pursuant to the merger agreement. These rights are known as appraisal rights. Tellurian Investments stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Tellurian Investments will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a Tellurian Investments stockholder in order to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex D to this joint proxy statement/prospectus. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Tellurian Investments common stock unless otherwise indicated.

Section 262 requires that stockholders for whom appraisal rights are available be notified not less than 20 days before the stockholders’ meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes notice to Tellurian Investments stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If a Tellurian Investments stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262 contained in Annex D to this joint proxy statement/prospectus because failure to timely and properly comply with the requirements of Section 262 will result in the loss of appraisal rights under Delaware law.

If you elect to demand appraisal of your shares, Tellurian Investments stockholders must satisfy each of the following conditions:

•	You must deliver to Tellurian Investments a written demand for appraisal of your shares before the vote with respect to the merger is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption and approval of the merger agreement and the merger. Voting against or failing to vote for the adoption and approval of the merger agreement and the merger by itself does not constitute a demand for appraisal within the meaning of Section 262.

•	You must not vote in favor of, or consent in writing to, the adoption and approval of the merger agreement and the merger. A vote in favor of the adoption and approval of the merger agreement and merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the adoption and approval of the merger agreement and the merger. Therefore, a Tellurian Investments stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement and the merger or abstain from voting on the merger agreement and the merger.

•	You must continue to hold your shares of Tellurian Investments common stock through the effective date of the merger. Therefore, a stockholder who is the record holder of shares of Tellurian Investments common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the merger will lose any right to appraisal with respect to such shares.

If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the merger consideration, but you will have no appraisal rights with respect to your shares of Tellurian Investments common stock.

All demands for appraisal should be addressed to Tellurian Investments Inc., 1201 Louisiana Suite 3100, Houston, Texas 77002, Attention: Corporate Secretary, and must be delivered before the vote on the merger agreement is taken at the special meeting of Tellurian Investments stockholders and should be executed by, or on behalf of, the record holder of the shares of Tellurian Investments common stock. The demand must reasonably inform Tellurian Investments of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

To be effective, a demand for appraisal by a holder of common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Tellurian Investments. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If a Tellurian Investments stockholder holds shares of common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within 10 days after the effective time of the merger, Tellurian Investments, as the surviving corporation, must give written notice that the merger has become effective to each former Tellurian Investments stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement and the merger. Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 will, upon written request to Tellurian Investments as the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and the merger and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the surviving corporation the statement described in the previous sentence. Such written statement will be mailed to the requesting Tellurian Investments stockholder within 10 days after such written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective time, either the surviving corporation or any Tellurian Investments stockholder who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Tellurian Investments stockholders entitled to appraisal. A person who is the beneficial owner of shares of Tellurian Investments common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a Tellurian Investments stockholder, service of a copy of such petition shall be made upon Tellurian Investments, as the surviving corporation. The surviving corporation has no obligation to file such a petition in the event there are dissenting Tellurian Investments stockholders. Accordingly, the failure of a Tellurian Investments stockholder to file such a petition within the period specified could nullify the Tellurian Investments stockholder’s previously written demand for appraisal. There is no present intent on the part of Tellurian Investments to file an appraisal petition, and Tellurian Investments stockholders seeking to exercise appraisal rights should not assume that Tellurian Investments will file such a petition or that Tellurian Investments will initiate any negotiations with respect to the fair value of such shares. Accordingly, Tellurian Investments stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

If a petition for appraisal is duly filed by a Tellurian Investments stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all Tellurian Investments stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Tellurian Investments stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the Tellurian Investments stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Tellurian Investments stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the Tellurian Investments stockholders entitled to appraisal of their shares of common stock, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Tellurian Investments may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the Tellurian Investments stockholders entitled to receive the same, upon surrender by such holders of the certificates representing those shares.

In determining fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Tellurian Investments stockholders should be aware that the fair value of Tellurian Investments shares as determined under Section 262 could be more than, the same as, or less than the value that such Tellurian Investments stockholder is entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the Tellurian Investments stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a Tellurian Investments stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Tellurian Investments stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Tellurian Investments stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the Tellurian Investments stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that Tellurian Investments stockholder to appraisal will cease and that Tellurian Investments stockholder will be entitled to receive 1.300 shares of Magellan stock for shares of his, her or its shares of Tellurian Investments common stock pursuant to the merger agreement. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Tellurian Investments stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any Tellurian Investments stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the cash that such holder would have received pursuant to the merger agreement within 60 days after the effective date of the merger.

In view of the complexity of Section 262, Tellurian Investments stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, as amended, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of Magellan and Tellurian Investments are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Magellan and Tellurian Investments stockholders are urged to read the merger agreement carefully and in its entirety—as well as this joint proxy statement/prospectus—before making any decisions regarding the merger, including the approval and adoption of the merger agreement, and the transactions contemplated by the merger agreement, including the merger, and the approval of the issuance of shares of Magellan common stock to Tellurian Investments stockholders pursuant to the merger.

The merger agreement is included in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Magellan or Tellurian Investments. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	are not necessarily intended as statements of fact, but rather as a way of allocating the risk between the parties in the event that the statements therein prove to be inaccurate;

•	have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 162.

This summary is qualified in its entirety by reference to the merger agreement.

Terms of the Merger; Merger Consideration

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with Delaware law, at the effective time of the merger, Merger Sub will merge with and into Tellurian Investments. Tellurian Investments will be the surviving corporation in the merger and will become a subsidiary of Magellan. At the effective time of the merger, each outstanding share of Tellurian Investments common stock will be converted into the right to receive 1.300 shares of Magellan common stock. Effective immediately prior to the effective time of the merger, each restricted share of Tellurian Investments common stock granted and then outstanding under the Tellurian Investments 2016 Omnibus Incentive Plan and any associated restricted stock agreements and notices of grant will be converted into 1.300 shares of comparable restricted stock of Magellan. The Tellurian Investments Preferred Stock will remain outstanding as preferred stock of the surviving corporation but will become convertible in whole, but not in part, into an equal number of shares of Magellan common stock or shares of a substantially similar class of Magellan Preferred Stock.

If a holder of Tellurian Investments stock is entitled to receive any fractional shares of Magellan stock, such holder will receive such fractional share.

The exchange ratio will be adjusted prior to the effective time of the merger to provide Tellurian Investments common stockholders the same economic effect as contemplated by the merger agreement to account for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like that occurs with respect to the shares of either Magellan common stock or Tellurian Investments common stock outstanding after the date of the merger agreement and prior to the effective time of the merger.

Completion of the Merger

The parties will complete the transactions contemplated by the merger agreement when all of the conditions to the completion of the transactions, as provided in the merger agreement, are satisfied or waived. The merger will become effective at the date and time the parties file the certificate of merger with the Delaware Secretary of State or at such subsequent time as agreed to in writing by Magellan and Tellurian Investments and specified in the certificate of merger.

Magellan and Tellurian Investments currently expect the closing of the merger to occur in the first calendar quarter of 2017. However, as the merger is subject to the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of Magellan and Tellurian Investments could result in the merger being completed at an earlier time, a later time or not at all.

Exchange of Shares in the Merger

Prior to the effective time of the merger, Magellan will appoint an exchange agent reasonably acceptable to Tellurian Investments for the purpose of exchanging shares of Tellurian Investments common stock in connection with the merger. At the effective time of the merger, each share of Tellurian Investments common stock will be converted into the right to receive 1.300 shares of Magellan common stock.

Promptly after the effective time of the merger, the exchange agent will mail to each holder of one or more Tellurian Investments common stock certificates or shares of Tellurian Investments common stock represented by book-entry, a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates will pass, only upon proper delivery of such certificates to the exchange agent, or in the case of book-entry shares, upon adherence to the procedures set forth in the letter of transmittal. That letter of transmittal will also include instructions explaining the procedure for surrendering Tellurian Investments stock certificates or, in the case of book-entry shares, the surrender of such shares for payment of the merger consideration.

After the effective time of the merger, shares of Tellurian Investments common stock will no longer be outstanding. At the effective time, those shares will be automatically canceled and will cease to exist, and each certificate or book-entry share, if any, that previously represented shares of Tellurian Investments common stock will represent only the right to receive the merger consideration as described above, and any dividends or other distributions to which the holders of the certificates become entitled upon surrender of such certificates or book-entry shares. With respect to those shares of Magellan common stock deliverable upon the surrender of Tellurian Investments stock certificates or book-entry shares, until holders of such Tellurian Investments stock certificates or book-entry shares have surrendered those stock certificates or book-entry shares to the exchange agent, those holders will not receive dividends or distributions declared or made with respect to such shares of Magellan common stock with a record date after the effective time of the merger.

Representations and Warranties

The merger agreement contains representations and warranties made by each party to the merger agreement regarding aspects of such party’s business, financial condition, structure and other facts pertinent to the merger. Each of Magellan and Tellurian Investments has made representations and warranties regarding, among other things:

•	due organization, organizational power, and qualification to do business;

•	capitalization and due authorization of outstanding equity;

•	authorization in connection with the merger agreement and related agreements;

•	non-contravention of the merger agreement with organizational documents and material agreements;

•	ownership of subsidiaries and their jurisdiction of incorporation or organization;

•	absence of required governmental consents or filings in connection with the merger agreement;

•	accuracy of financial statements and absence of material changes after latest unaudited financial statements;

•	absence of undisclosed liabilities or brokerage fees;

•	conduct of operations in the ordinary course of business and in compliance with applicable laws, including tax, property and environmental laws, and maintenance of necessary government permits;

•	absence of material legal proceedings;

•	regulatory, environmental, and employee matters;

•	material contracts;

•	intellectual property;

•	hedging;

•	compliance with and exemption from securities laws; and

•	required stockholder approval to adopt the merger agreement.

Magellan has also made additional representations and warranties relating to:

•	legal title to material real property, leaseholds, and personal property, and the absence of material encumbrances on owned and leased property;

•	insurance matters;

•	absence of non-consent, undisclosed non-current payments or undisclosed royalties;

•	compliance with anti-corruption and money laundering laws;

•	receipt of the fairness opinion; and

•	compliance of benefit plans with applicable law.

Tellurian Investments has also made additional representations and warranties relating to:

•	compliance of benefit plans with applicable law;

•	absence of ownership of Magellan stock by Tellurian Investments, its affiliates and associates; and

•	certain investment representations and acknowledgements.

Tellurian Investments also made a representation and warranty relating to its lack of ownership of Magellan common stock that would cause it to be an “interested stockholder” as such term is defined in Section 203 of the DGCL.

The merger agreement also contains certain representations and warranties of Magellan with respect to its wholly owned subsidiary, Merger Sub, including, without limitation, representations about Merger Sub’s organizational power, corporate authority with respect to the execution, delivery and performance of the merger agreement, and absence of conflicts and violations.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, with respect to a person, a change, effect, event or occurrence that is materially adverse to the business, financial condition, or results of operations of that person and its subsidiaries, taken as a whole, but excluding:

•	any change, effect, event or occurrence in general economic or financial market conditions (but any such change, effect, event or occurrence will be taken into account to the extent it disproportionately affects that person compared to other persons in the same industry);

•	any change, effect, event or occurrence resulting from or relating to the announcement or pendency of the transactions contemplated by the merger agreement;

•	any change in the market price or trading volume of Magellan common stock;

•	the outbreak or escalation of war or terrorism or the occurrence of natural disasters (but any such outbreak, escalation or occurrence will be taken into account to the extent it disproportionately affects that person compared to other persons in the same industry);

•	any change in any applicable laws or regulations applicable to such person or applicable accounting regulations or principles or the interpretation thereof (but any such change will be taken into account to the extent it disproportionately affects that person compared to other persons in the same industry);

•	any litigation arising from any alleged breach or other violation of applicable law relating to the merger agreement or the transactions contemplated by the merger agreement; and

•	any change, effect, event or occurrence that generally affects the prices of oil, gas, natural gas, natural gas liquids or other commodities.

Conduct of Business by Magellan and Tellurian Investments Pending Closing

Each of Magellan and Tellurian Investments has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger. In general, each of Magellan and Tellurian Investments has agreed to conduct its business in the ordinary course consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization and the goodwill of those having business relationships with it, retain its officers and key employees, and comply in all material respects with applicable law.

In addition, each of Magellan and Tellurian Investments has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the effective time, including, without limitation, to not do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing as provided in the merger agreement or as agreed in writing by the parties, or as required by law):

•	issue or redeem equity or declare dividends, except that Tellurian Investments is permitted to issue (i) up to a specified number of shares of common stock and (ii) pursuant to the amendment to the merger agreement entered into on November 23, 2016, the Tellurian Investments Preferred Stock;

•	issue notes or other debt securities or enter into borrowing agreements or other financing arrangements;

•	sell or otherwise dispose of any the properties with a fair market value in excess of $50,000 in the aggregate;

•	make capital expenditures in excess of $50,000 in the aggregate for any fiscal year;

•	merge with any entity or acquire assets outside the ordinary course of business;

•	make any loans to any person;

•	enter into, terminate or amend certain material agreements;

•	make certain accounting and tax-related changes;

•	amend its organizational documents;

•	adopt a plan of liquidation, dissolution, restructuring or other reorganization;

•	fail to use commercially reasonable efforts to maintain insurance;

•	enter into certain litigation settlements; or

•	commit or agree to take any of the foregoing actions.

See Section 5.2 of the merger agreement for the full list of activities that Magellan and Tellurian Investments are prohibited from engaging in prior to closing.

No Solicitation

The merger agreement provides that Magellan will not (i) solicit, facilitate, encourage or induce any inquiries or proposals that could reasonably be expected to lead to or constitute the submission of an alternative merger with a person or entity other than Tellurian Investments (an “Alternative Proposal”), (ii) furnish any confidential information in connection with an Alternative Proposal, (iii) approve, recommend or enter into any agreement relating to an Alternative Proposal, or (iv) withdraw or modify the recommendation to vote for the proposed merger.

However, Magellan’s non-solicitation obligations are qualified by “fiduciary out” provisions which provide that Magellan may take certain otherwise prohibited actions with respect to an unsolicited Alternative Proposal if the board of directors determines that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties and certain other requirements are satisfied. Magellan shall promptly advise Tellurian Investments of any Alternative Proposal. Magellan may recommend to its stockholders that it accept the Alternative Proposal under circumstances set forth in Section 5.3 of the merger agreement. In particular, if at any time prior to stockholder approval of the merger agreement Magellan’s board of directors receives an Alternative Proposal that (i) the board of directors deems to be bona fide and (ii) the board of directors, after consultation with its financial and legal advisors, determines to be more favorable to Magellan stockholders from a financial point of view than the transactions contemplated by the merger agreement (a “Superior Proposal”), then the board of directors may change its recommendation that the Magellan stockholders approve the merger agreement and may enter into negotiations and execute a definitive agreement with respect to the Superior Proposal, subject to (A) providing five business days’ notice to Tellurian Investments of the Superior Proposal and (B) at Tellurian Investments’ request, negotiating in good with faith with Tellurian Investments during such five business day period in connection with an alternative transaction.

Indemnification and Insurance

Following the merger, Magellan and Tellurian Investments will be responsible for jointly and severally indemnifying officers, directors and employees of the Magellan to the extent that such persons were subject to indemnification prior to the merger. Magellan shall purchase six years of “tail insurance” to provide for indemnification of existing Magellan directors, officers and employees for acts committed prior to the date of the merger.

Additional Covenants

Included among the obligations of the parties are the following:

•	Magellan is obligated to file this joint proxy statement/prospectus with the SEC and give notice of and convene a special meeting of stockholders as provided in this joint proxy statement/prospectus to approve the merger and the other transactions contemplated by the merger agreement;

•	Magellan is obligated to file with the SEC a registration statement containing this joint proxy statement/prospectus, and Magellan and Tellurian Investments are obligated to use all reasonable best efforts to have the registration statement declared effective by the SEC;

•	Magellan and Tellurian Investments shall use commercially reasonable efforts (i) to consummate the closing of the merger and (ii) to cause Magellan common stock to be eligible for continued listing on the NASDAQ Capital Market following the effective time of the merger; and

•	all fees and expenses incurred in connection with the transactions contemplated by the merger agreement are the obligation of the respective party incurring such fees.

Conditions to the Completion of the Merger

Conditions to Magellan’s and Tellurian Investments’ obligations to effect the merger, as set forth in the merger agreement, include the following:

•	Magellan stockholder approval of the merger and the other transactions contemplated by the merger agreement;

•	Tellurian Investments stockholder approval of the merger and the other transactions contemplated by the merger agreement;

•	Absence of any governmental injunction, judgment or ruling preventing consummation of the transactions contemplated by the merger agreement; and

•	All representations and warranties of the parties shall be true and correct as of the closing of the merger (subject to certain materiality qualifiers) and all obligations of the parties to be accomplished at or prior to the closing have been completed.

In addition, Tellurian Investments’ obligation to effect the merger, as set forth in the merger agreement, is conditioned on the following:

•	The resignation of all directors and officer of Magellan and each Magellan subsidiary, except for any person(s) that might be designated by Tellurian Investments;

•	Antoine J. Lafargue shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release (i) will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the Tellurian Investments disclosure schedule to the merger agreement and (ii) will not affect any right of Mr. Lafargue to indemnification and insurance as provided in the merger agreement; and

•	The Magellan shares to be issued in the merger shall have been approved for listing on the NASDAQ Capital Market.

Summary of Employment Contract Term Sheet of Mr. Lafargue

As noted above, Tellurian Investments’ obligation to effect the merger is conditioned on the release by Antoine J. Lafargue of any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, which release will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the Tellurian Investments disclosure schedule to the merger agreement, the principal terms and conditions of which are summarized below.

Mr. Lafargue’s title will be Senior Vice President and Chief Financial Officer of Magellan. His initial salary will be set at an annual rate of $350,000, subject to annual merit-based increases beginning on January 1, 2018. Beginning on January 1, 2017, Mr. Lafargue will be eligible to receive an annual target cash bonus of 150% of his annual salary (with a stretch target cash bonus of 200% of his annual salary) that will be discretionary and based on company and personal performance milestones which will be agreed between the President of the combined company and Mr. Lafarge within one month of his start date. The employment agreement will have a three-year term, and Mr. Lafargue’s employment will be subject to termination by Magellan for “cause.” Mr. Lafargue will receive a signing bonus of (i) $990,000 in cash, payable on the day after the closing of the transactions contemplated by the merger agreement, subject to the release by Mr. Lafargue of any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates; and (ii) 800,000 shares of Magellan stock expected to be issued to Mr. Lafargue, of which 150,000 will vest in equal quarterly installments over an 18-month period and the remaining 650,000 will not vest until FID. Mr. Lafargue will also be entitled to participate in the employee benefit programs of the combined company. The terms and conditions of Mr. Lafargue’s employment agreement remain subject to further negotiation and approval by the board of directors of Tellurian Investments.

Termination of the Merger Agreement

The merger agreement may be terminated for reasons that include the following:

•	By mutual written consent of the board of directors of each of Magellan and Tellurian Investments;

•	By Magellan or Tellurian Investments if (i) the merger has not been completed by January 31, 2017, subject to certain conditions; (ii) if a governmental injunction, judgment or ruling preventing consummation of the transactions contemplated by the merger agreement is in effect and becomes final and nonappealable, subject to certain exceptions; (iii) the Magellan meeting has concluded and the Magellan stockholders have not approved the transactions contemplated by the merger agreement; or (iv) the Tellurian Investments meeting has concluded and the Tellurian Investments stockholders have not approved the transactions contemplated by the merger agreement;

•	By Magellan if (i) the Magellan board of directors receives a Superior Proposal and determines to accept the Superior Proposal; however, Tellurian Investments will have the right to negotiate with the Magellan board of directors for a five business day period following notice from Magellan to Tellurian Investments of such Superior Proposal prior to Magellan’s acceptance of such Superior Proposal; or (ii) Tellurian Investments has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (A) would cause the failure by Tellurian Investments to satisfy its closing conditions, and (B) is not cured or is not curable within 30 days; and

•	By Tellurian Investments if (i) the Magellan board of directors withdraws, modifies or qualifies, or proposes publicly to withdraw, modify or qualify, in a manner adverse to Tellurian Investments, its recommendation that stockholders approve the merger agreement, or publicly recommends the approval or adoption of, or publicly approves or adopts, or proposes to publicly recommend, approve or adopt, any Alternative Proposal; or (ii) Magellan or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (A) would cause the failure by Magellan to satisfy its closing conditions, and (B) is not cured or is not curable within 30 days.

Termination Fee

A termination fee will be payable by Magellan to Tellurian Investments for any and all third-party transaction fees and expenses incurred by Tellurian Investments with the drafting, negotiation, execution and delivery of the merger agreement and related documents (including fees and expenses for attorneys, accountants and other advisors), subject to a maximum of $1,000,000 in the aggregate, in the following circumstances:

•	an Alternative Proposal has been publicly proposed and not withdrawn at the date of the Magellan special meeting, (ii) either party terminates the merger agreement because

(A) the merger has not occurred by a specified end date described below, or (B) Magellan stockholders do not approve the merger, and (iii) Magellan enters into a definitive agreement with respect to, or consummates a transaction that constitutes, an Alternative Proposal within 12 months of the termination of the merger agreement (except that references to 20% in the definition of “Alternative Proposal” in the merger agreement shall be deemed references to 50%);

•	the merger agreement is terminated by Tellurian Investments if the Magellan board of directors changes its recommendation that the Magellan stockholders vote in favor of the merger;

•	the merger agreement is terminated by Tellurian Investments if Magellan or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would cause the failure by Magellan or Merger Sub to satisfy its closing conditions, and (ii) is not cured or is not curable within 30 days; or

•	the merger agreement is terminated by Magellan in order to accept a Superior Proposal.

The end date originally specified in the merger agreement was December 31, 2016. Pursuant to the amendment to the merger agreement entered into on November 23, 2016, the end date was changed to January 31, 2017.

Reverse Termination Fee

A termination fee of $1,000,000 will be payable by Tellurian Investments to Magellan in the following circumstances:

•	the merger agreement is terminated by Magellan or Tellurian Investments because Tellurian Investments stockholders do not approve the merger at their special meeting;

•	Tellurian Investments has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would cause the failure by Tellurian Investments to satisfy its closing conditions, and (ii) is not cured or is not curable within 30 days; or

•	the merger agreement is terminated by Magellan because Tellurian Investments does not use commercially reasonable efforts to secure the approval for listing the Magellan shares to be issued in the merger.

Amendment of the Merger Agreement

The merger agreement may be amended or supplemented in any and all respects by written consent of both Magellan and Tellurian Investments, with the exception that, following receipt of Magellan or Tellurian Investments stockholder approval, no provision in the merger agreement can be amended if it would require further approval by the Magellan or Tellurian Investments stockholders, without such approval.

Officers of the Combined Company

Name	Title	Age
Martin Houston	Executive Vice Chairman	58
Meg A. Gentle	President and Chief Executive Officer	42
R. Keith Teague	Executive Vice President and Chief Operating Officer	51
Antoine J. Lafargue	Senior Vice President and Chief Financial Officer	42
Daniel A. Belhumeur	General Counsel	38
Christopher Daniels	Corporate Secretary	43
Howard Candelet	Senior Vice President — Projects	72
Mark Evans	Senior Vice President — Gas Supply	50
Tarek Souki	Senior Vice President — LNG Sales	39

Martin Houston has served as Executive Vice Chairman since August 30, 2016 and as a Director of Tellurian Investments since February 23, 2016. He was also President of Tellurian Investments from February 23, 2016 until August 31, 2016. Immediately prior to Tellurian Investments, Mr. Houston served as Chairman of Parallax Enterprises starting in December of 2014. From February 2014 until December 2014, Mr. Houston was performing preliminary work related to the formation and business of Parallax Enterprises. Having spent more than three decades at BG Group plc, a FTSE 10 international integrated oil and gas company, Mr. Houston retired in February 2014 as the Group’s Chief Operating Officer and an executive director, which positions he held since November 2011 and 2009, respectively. From 2004 to 2009, he was a non-executive director of Severn Trent plc, he is a former director of the Society of International Gas Tanker and Terminal Operators (SIGTTO), and from 2008 to 2014 he was the vice president for the Americas of GIIGNL, the International Group of Liquefied Natural Gas Importers. Mr. Houston is the international chairman of the Houston-based investment bank Tudor Pickering Holt, sits on the National Petroleum Council of the United States, is a non-executive director of The British United Provident Association Limited (BUPA) (an international healthcare group, serving more than 14 million customers in over 190 countries), is a senior advisor to Pine Brook Partners (a private equity firm based in New York), and is a nonexecutive director of CC Energy Development (a private oil and gas exploration and production company). He was the first recipient of the CWC LNG Executive of the Year award in 2011 and is a Companion of the Institution of Gas Engineers and Managers as well as a Fellow of the Geological Society of London. As a lover of opera, he sits on the Development Committee of the Royal Opera House in London. Mr. Houston is qualified to serve as a director of the combined company due to his knowledge of and experience in the LNG industry. In addition to his industry experience, he is qualified due to his leadership skills and long-standing senior management experience in the energy industry.

Meg A. Gentle has served as President and Chief Executive Officer of Tellurian Investments since August 31, 2016. Ms. Gentle previously served as Executive Vice President-Marketing at Cheniere Energy, Inc. (“Cheniere”) from February 2014 until August 26, 2016 and served as Senior Vice President-Marketing from June 2013 to February 2014, Senior Vice President and Chief Financial Officer from March 2009 to June 2013, Senior Vice President-Strategic Planning & Finance from February 2008 to March 2009, Vice President of Strategic Planning from September 2005 to February

2008 and Manager of Strategic Planning from June 2004 to September 2005. Prior to joining Cheniere, Ms. Gentle spent eight years in energy market development, economic evaluation and long-range planning. She conducted international business development and strategic planning for Anadarko Petroleum Corporation, a publicly traded integrated energy company, from January 1998 to May 2004 and energy market analysis for Pace Global Energy Services, an energy management and consulting firm, from August 1996 to December 1998. Ms. Gentle received a B.A. in Economics and International Affairs from James Madison University in May 1996 and an M.B.A. from Rice University in May 2004. Ms. Gentle is qualified to serve as a director of the combined company due to her knowledge of and experience in the LNG industry and her experience and expertise in finance and financial reporting. In addition to her industry experience and financial qualifications, she is qualified due to her leadership skills and senior management experience in the LNG industry.

R. Keith Teague has served as Executive Vice President and Chief Operating Officer of Tellurian Investments since October 10, 2016. Mr. Teague previously served as Executive Vice President, Asset Group at Cheniere from February 2014 until September 22, 2016. Mr. Teague served at Cheniere as Senior Vice President-Asset Group from April 2008 to February 2014. Mr. Teague also served as President of CQH Holdings Company, LLC (formerly known as Cheniere Pipeline Company), a wholly owned subsidiary of Cheniere, from January 2005 until September 22, 2016. Prior to April 2008, he served as Vice President-Pipeline Operations of Cheniere since May 2006. Mr. Teague began his career with Cheniere in February 2004 as Director of Facility Planning. Prior to joining Cheniere, Mr. Teague served as the Director of Strategic Planning for the CMS Panhandle Companies from December 2001 until September 2003. He began his career with Texas Eastern Transmission Corporation where he managed pipeline operations and facility expansion. Mr. Teague received a B.S. in Civil Engineering from Louisiana Tech University and an M.B.A. from Louisiana State University.

Antoine J. Lafargue has served as Magellan’s President, Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary since August 5, 2016. From June 2015 to August 5, 2016, Mr. Lafargue served as Magellan’s Senior Vice President, Chief Financial Officer, Treasurer, and Corporate Secretary. From October 2014 to June 2015, Mr. Lafargue served as Magellan’s Senior Vice President of Strategy and Business Development and Chief Commercial Officer, and from August 2010 to October 2014, Mr. Lafargue served as Magellan’s Vice President, Chief Financial Officer and Treasurer. Previously, he has served in a number of senior financial management positions during a career in the United States and Europe. Mr. Lafargue served as the Chief Financial Officer of Falcon Gas Storage, a natural gas storage company based in Houston, Texas as a principal for Arcapita, a global financial services firm, focusing on investments in the energy and infrastructure sectors, and in various financial and strategic advisory roles in the energy sector based in London working for Bank of America, Credit Suisse and Societe Generale. Mr. Lafargue holds master’s degrees in Finance from the Ecole Superieure de Commerce de Paris and in Social and Political Sciences from the Institut d’Études Politiques, both located in France.

Daniel A. Belhumeur has served as General Counsel of Tellurian Investments since October 10, 2016. Mr. Belhumeur served at Cheniere Energy, Inc. as Vice President, Tax and General Tax Counsel from January 2011 to October 2016. He served as Cheniere’s Tax Director from January 2010 to December 2010. From 2007 to 2010, he served as Cheniere’s Domestic Tax Counsel. Mr. Belhumeur began his career in public accounting after he received his Bachelor’s degree and Master’s degree in Accounting from Texas A&M University. He then went on to obtain his law degree from the University of Kansas School of Law and his LL.M. from the Georgetown University Law Center.

Christopher Daniels has served as Corporate Secretary of Tellurian Investments since April 1, 2016. He was also General Counsel of Tellurian Investments from April 1, 2016 until October 10, 2016. Immediately prior to Tellurian Investments, he was the General Counsel and Chief of Staff at the Parallax group of companies since December 2014. From February 2014 until December 2014, Mr. Daniels was performing preliminary work related to the formation and business of Parallax Enterprises. Prior to that, Mr. Daniels worked at BG Group as Executive Aide to the COO from March 2012 until February 2014, Global Head of Marine Procurement from September 2011 until March 2012, Director, Human Resources, North America and Bolivia from June 2010 until September 2011, Principal Legal Counsel, Maritime and Commercial from June 2009 until June 2010, Acting Head of Legal, Cairo Asset from October 2008 until June 2009 and Legal Counsel, Maritime from September 1999 until August 2004. Before his time at BG Group, Mr. Daniels was a Senior Associate at Fulbright and Jaworski (now Norton Rose Fulbright). He graduated from Tulane Law School in 1999 and from the United States Merchant Marine Academy in 1994.

Howard Candelet has served as Senior Vice President — Projects of Tellurian Investments since April 8, 2016. Previously, he worked for BG Group for over 50 years, with more than 40 years dedicated to LNG. He has held many senior LNG operational and consulting positions, including Vice President of Operations Atlantic LNG from March 1994 to June 2001, Vice President of Operations of BG’s Global shipping from June 2001 to June 2008, Management Consultant to BG Group from June 2008 to June 2012, and BG Group Consultant on the Prince Rupert LNG project from June 2012 to April 2016. Educated in the U.K. with a Higher National Certificate in Electrical and Electronic Engineering and CEI in Process Gas Engineering, Mr. Candelet became a Chartered Engineer in 1989.

Mark Evans has served as Senior Vice President — Gas Supply of Tellurian Investments since April 15, 2016, where he is responsible for natural gas and power activities. Immediately prior to Tellurian Investments, Mr. Evans served in a similar role at Parallax Enterprises starting in February 2014. From January 2002 to August 2013, he worked at BG Group where he was responsible for its North American energy trading and marketing business. Prior to BG Group, Mr. Evans worked at Duke Energy from 1990 to 2000 serving in various energy trading roles. He has a BBA from Stephen F. Austin State University where he majored in Finance and an MBA from the University of Houston.

Tarek Souki has served as the Senior Vice President — LNG Trading of Tellurian Investments since August 5, 2016. Previously, he served as the Vice President of Finance and Business Development at Cheniere Marketing in charge of all middle and back office and finance for the marketing and trading group from September 2013 to January 2016 and as a consultant to Cheniere Marketing from September 2012 to September 2013. From November 2011 to September 2012, Mr. T. Souki was a Vice President in the commodities division of Credit Suisse. Prior to that, he spent 13 years working for various financial institutions, where he specialized in power, energy, and mining corporate and project finance. Mr. T. Souki holds an MBA from the University of Southern California and a BA in Economics from the University of California, Irvine. Tarek Souki is the son of Charif Souki.

Proposed Directors of the Combined Company

Name	Age
Charif Souki	63
Martin Houston	58
Meg A. Gentle	42
Michael Bock	51
Dillon J. Ferguson	69
Diana Derycz-Kessler	51
Brooke A. Peterson	66

Charif Souki has served as a Director and Chairman of the Board of Tellurian Investments since February 23, 2016. Mr. Souki founded Cheniere Energy, Inc. in 1996 and served as Chairman of the Board of Directors, Chief Executive Officer and President until December 2015. Prior to Cheniere, Mr. Souki was an investment banker. Mr. Souki serves on the board of trustees of the American University of Beirut and as a member of the Advisory Board of the Center on Global Energy Policy at Columbia University. Mr. Souki received a B.A. from Colgate University and an MBA from Columbia University. Mr. Souki is qualified to serve as a director of the combined company due to his knowledge of and experience in the LNG industry, including his leading the conception, development and construction of the first large-scale LNG export facility in the United States. In addition to his industry experience, he is qualified due to his leadership skills, long-standing senior management experience and public company board experience in the LNG industry.

Michael Bock has served as a Director of Tellurian Investments since March 24, 2016. Mr. Bock is a co-founder of Petrie Partners, LLC, a boutique investment banking firm offering financial advisory services to the oil and gas industry, serving as a Managing Member since its inception in August 2011. Prior to co-founding Petrie Partners, LLC, Mr. Bock was a Managing Director of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) in the Global Energy & Power Investment Banking Group. He joined BofA Merrill Lynch as part of BofA Merrill Lynch’s acquisition of Petrie Parkman & Co. at year-end 2006. At Petrie Parkman, Mr. Bock served as Head of Corporate Finance and as a member of the firm’s Board of Directors. Mr. Bock joined Petrie Parkman in 1993. Mr. Bock earned his B.A. degree, cum laude, from Harvard University in 1987. He is a CFA charterholder and is a member of the CFA Institute and the Denver Society of Securities Analysts. Mr. Bock is qualified to serve as a director of the combined company due to his background and experience in investment banking and familiarity with financial statements, which will provide financial expertise and insight to the combined company’s board of directors, particularly as the combined company looks to raise capital in the near future to fund its operations and growth. Mr. Bock qualifies as a financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K.

Dillon J. Ferguson has served as a Director of Tellurian Investments since December 8, 2016. Mr. Ferguson is a partner at Pillsbury Winthrop Shaw Pittman LLP in its energy and litigation practices. Mr. Ferguson focuses his practice on oil and gas law, with an emphasis on both transaction and litigation matters. His clients are comprised of companies and individuals who are engaged in oil and gas activities, including exploration, production, processing, transportation, marketing and consumption. Mr. Ferguson has been a partner at Pillsbury Winthrop Shaw Pittman LLP since May 2016. He was a partner at Andrews Kurth LLP from 2001 to May 2016. Mr. Ferguson earned his B.B.A. from The University of Texas at Austin in 1970 and his J.D. from South Texas College of Law in 1973. Mr. Ferguson is qualified to serve as a director of the combined company due to his knowledge of and experience in the energy industry.

Diana Derycz-Kessler has served as a Director of Tellurian Investments since December 8, 2016. Ms. Derycz-Kessler has been a principal at Bristol Capital Advisors since 2000. Bristol Capital Advisors invests in emerging, growing public and private companies that are in a variety of sectors, including oil and gas, biotechnology, technology, education and real estate. Through her investment activities, she has taken on active operational roles, including special counsel to Bristol Capital Advisors, CEO of media arts college Los Angeles Film School, and manager of commercial property partnerships. Ms. Derycz-Kessler’s early career began as a lawyer in the international oil and gas sector, working through the law firm of Curtis, Mallet, Prevost, Colt & Mosle in New York.

Subsequently she joined Occidental Petroleum, overseeing legal for its Latin American exploration and production operations. In 2016, Ms. Derycz-Kessler became a leader in UNESCO’s TeachHer program, a private public sector partnership bridging the global gender gap in education. Ms. Derycz-Kessler holds a law degree from Harvard Law School and a master’s degree from Stanford University in Latin American Studies. She obtained her undergraduate “double” degree in History and Latin American Studies from University of California, Los Angeles (UCLA). Ms. Derycz-Kessler is qualified to serve as a director of the combined company due to her knowledge of and experience in the energy industry and her leadership and management experience.

Brooke A. Peterson has served as a Director of Tellurian Investments since July 2016. He has been involved in construction, resort development and real estate for in excess of 35 years, and has been extensively involved in non-profit work since moving to Aspen in 1975. Mr. Peterson is a member of the Colorado Bar and has been licensed to practice law for over 30 years, has served as an arbitrator and mediator since 1985, and has served as a Municipal Court Judge in Aspen, Colorado, since 1981. Mr. Peterson has served as Manager of Ajax Holdings LLC and Ajax’s affiliated companies since December 2012 and as the Chief Executive Officer of Coldwell Banker MasonMorse since January 2013. Mr. Peterson earned his B.A. degree from Brown University in 1972 and his J.D. degree from the University of Denver College of Law in 1975. Mr. Peterson is qualified to serve as a director of the combined company due to his knowledge of and experience in project development and the construction industry.

PROPOSALS FOR THE MAGELLAN SPECIAL MEETING

Magellan Proposal 1: Issuance of Shares of Magellan Common Stock

For a summary and detailed information regarding this proposal, see the information about the merger and issuance of shares of Magellan common stock in connection with the merger contained throughout this joint proxy statement/prospectus, including the information set forth in the sections entitled “The Merger” beginning on page 75.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Under the merger agreement, approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the transactions will not be completed even if the other proposals related to the transactions are approved.

Under the NASDAQ rules, the proposed issuance of Magellan common stock requires the affirmative vote of holders of a majority of the total votes cast on the proposal but Delaware law requires the affirmative vote of holders of a majority of the shares present in person or represented by proxy at the Magellan special meeting and entitled to vote on the proposal.

The Magellan board of directors has approved the merger and the merger agreement and recommends that Magellan stockholders vote “FOR” the proposal to approve the issuance of shares of Magellan common stock to Tellurian Investments stockholders in connection with the merger.

Magellan Proposal 2: Approval of the Magellan 2016 Plan

On September 26, 2016, the Magellan board of directors approved the Magellan Petroleum Corporation 2016 Omnibus Incentive Compensation Plan, subject to stockholder approval, including the material terms of the performance goals set forth in the Magellan 2016 Plan for purposes of Section 162(m) of the Code. The effective date for the Magellan 2016 Plan will be the date it is approved by Magellan stockholders.

Why You Should Vote in Favor of the Plan

General

The Magellan board of directors believes that the Magellan 2016 Plan will play an important role in the combined company’s human resource and business strategy by allowing it to continue to appropriately attract, motivate, and retain experienced and highly qualified individuals who are in a position to contribute materially to the success and long-term objectives of the combined company. Consistent with the combined company’s compensation philosophy, the Magellan board of directors believes that stock-based compensation fosters and strengthens a sense of proprietorship and personal involvement in the combined company’s success. By holding a personal stake in the combined company, these individuals are encouraged to devote their best efforts towards the achievement of the combined company’s business objectives and success, thereby advancing the interests of the combined company and its stockholders.

With the approval of the Magellan 2016 Plan, the combined company will be able to use equity in its compensation arrangements, and it will have a broader array of equity award design alternatives available to use in structuring those arrangements. Except for 800,000 shares of Magellan restricted stock expected to be issued to Mr. Lafargue upon the closing of the merger, the combined company is not proposing that any shares be awarded to any specific individuals at this time.

The combined company intends to use shares under the Magellan 2016 Plan to implement the broad objectives of its compensation philosophy, including (i) compensating executives for their willingness to accept lower than prevailing market rate salaries, (ii) implementing a performance-based stock incentive program to incentivize valuable company personnel, and (iii) attracting necessary executives and other key personnel. Additionally, approval of the Magellan 2016 Plan will permit the combined company to compensate its directors with stock. The use of equity as part of the combined company’s compensation program is important because it fosters a pay-for-performance culture, which is an important element of the combined company’s overall compensation philosophy. The Magellan board of directors believes that equity compensation motivates individuals to create shareholder value, since the value realized from the equity compensation is based on the combined company’s stock performance. At the same time, management and the board of directors of Magellan are cognizant of the expense attributable to compensatory stock awards, as well as potential dilution to existing stockholders and strive to maintain both at appropriate levels.

Section 162(m) Compliance

The Magellan 2016 Plan is also designed to allow the combined company to issue awards that qualify as “performance based compensation” that is exempt from the deduction limitations of Section 162(m) of the Code. As background, Section 162(m) limits the combined company’s ability to deduct for federal income tax purposes any compensation in excess of $1 million paid to its chief executive officer and certain other highly compensated officers, unless the compensation qualifies as performance-based compensation. Awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code must be issued pursuant to a stockholder approved plan and must vest and be payable upon achievement of one or more of the types of performance goals set forth in the plan, with the exact performance metrics of individual awards to be determined in advance by the CNG Committee in accordance with the Code Section 162(m) rules. The combined company intends to award equity compensation to employees and officers under the Magellan 2016 Plan that qualifies as performance-based compensation deductible under Section 162(m) of the Code. Accordingly, and as part of the plan proposal and as required under Section 162(m) and related regulations, Magellan stockholders are being asked to approve the material terms under with the remuneration is to be paid, including the performance goals (including the business criteria on which any qualified performance goals are based) under the Magellan 2016 Plan so that awards made by the CNG Committee to employees and officers can qualify as performance-based compensation deductible under Section 162(m).

Existing Equity Compensation Plans

As of December 9, 2016, Magellan had 689,474 stock options outstanding with a weighted average exercise price of $11.47, of which options 683,224 were fully vested and exercisable. In addition, as of December 9, Magellan had 64,583 shares of unvested restricted stock outstanding. The closing price of a share of Magellan common stock as reported by the NASDAQ Capital Market on December 9, 2016, was $6.15.

Magellan currently has the Magellan 2012 Plan, from which its makes equity-based awards to employees and directors. As of December 9, 2016, there were approximately 104,970 shares of

Magellan common stock reserved and available for future awards under the Magellan 2012 Plan. Accordingly, if the Magellan 2016 Plan is not approved by the stockholders, the combined company will be limited in its ability to make future equity awards to employees and directors. Thus, the combined company’s ability to attract and retain executives and other key personnel will be significantly impaired. If the proposed Magellan 2016 Plan is approved by stockholders, future equity awards to employees and directors will be made from the Magellan 2016 Plan. Except for 800,000 shares of Magellan restricted stock expected to be issued to Mr. Lafargue upon the closing of the merger, the combined company will not grant any additional awards under the Magellan 2012 Plan. Equity awards previously granted under the Magellan 2012 Plan will remain outstanding in accordance with their terms. In addition, equity awards previously granted under the Magellan 1998 Plan will remain outstanding in accordance with their terms.

Description of the Magellan Petroleum Corporation 2016 Omnibus Incentive Compensation Plan

The Magellan 2016 Plan provides for the granting of the following types of awards:

•	Stock options

•	Stock appreciation rights

•	Restricted stock and/or restricted stock units

•	Performance shares and/or performance units

•	Incentive awards

•	Cash awards

•	Other stock-based awards

The various types of awards that may be granted under the Magellan 2016 Plan are designed to allow the combined company to respond to changes in compensation trends and practices, tax laws, accounting standards, and the size and diversity of its business.

Magellan is seeking stockholder approval for a maximum share authorization of 40,000,000 common shares under the Magellan 2016 Plan. Provisions have also been included to meet the requirements to allow for deductibility of executive compensation under Section 162(m) of the Code with respect to performance-based compensation awarded to applicable participants.

The following is a general summary of the material provisions of the Magellan 2016 Plan and is qualified in its entirety by the full text of the Magellan 2016 Plan, which is attached to this joint proxy statement/prospectus as Annex C. Capitalized terms not defined in the summary are defined in the plan document.

Term of Plan.    The Magellan 2016 Plan will expire 10 years from the date of its adoption by the Magellan board of directors.

Participants.    Employees, directors, officers and consultants are considered eligible participants under the Magellan 2016 Plan. As of December 9, 2016, there were approximately 41 full-time employees and five non-employee directors of the combined company that would be eligible to participate in the Magellan 2016 Plan if it were to become effective.

Shares Authorized.    Subject to stockholder approval, the maximum share authorization reserved for issuance under the Magellan 2016 Plan is 40,000,000 common shares, plus any remaining authorized common shares available under the Magellan 2012 Plan (and not subject to outstanding awards under the Magellan 2012 Plan) immediately before the effective date of the Magellan 2016 Plan. The shares to be delivered under the Magellan 2016 Plan may be made available from any combination of shares held in the combined company’s treasury or authorized but unissued shares of the combined company’s common stock.

Shares are counted against the authorization only to the extent they are actually issued. Shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of the shares, or are settled in cash in lieu of shares, will again be available for grant under the Magellan 2016 Plan. In addition, any shares related to grants or awards made under the Magellan 2012 Plan that after the effective date of the Magellan 2016 Plan may lapse, expire, terminate, or are cancelled or surrendered, without having been exercised in full, shall become available for grant under the Magellan 2016 Plan. The full number of stock appreciation rights granted that are to be settled by the issuance of shares will be counted against the number of shares authorized for award under the Magellan 2016 Plan, regardless of the number of shares actually issued upon settlement of such stock appreciation rights.

The number of shares authorized to be issued under the Magellan 2016 Plan, as well as individual limitations and exercise prices, will be subject to adjustments for stock dividends, stock splits, recapitalizations, mergers, or similar corporate events. No adjustments will be made with respect to a participant’s award if such adjustments would result in adverse taxation under Section 409A of the Code.

Administration.    Unless otherwise specified by the board of directors of the combined company, the CNG Committee will be the plan administrator for the Magellan 2016 Plan (the “Plan Administrator”). The Plan Administrator is responsible for administering the Magellan 2016 Plan and has the discretionary power to interpret the terms and intent of the Magellan 2016 Plan and any related documentation, to determine eligibility for awards and the terms and conditions of awards, to adopt rules, regulations, forms, instruments, and guidelines for the Magellan 2016 Plan, and to exercise such powers and perform such acts as are deemed necessary or advisable to promote the best interests of the combined company with respect to the Magellan 2016 Plan. Determinations of the Plan Administrator made under the Magellan 2016 Plan are final and binding. The Plan Administrator may designate the appropriate employees or other agents of the combined company to handle the day-to-day administrative matters of the Magellan 2016 Plan.

Award Terms.    All awards to participants under the Magellan 2016 Plan are subject to the terms, conditions, and limitations as determined by the Plan Administrator. Under the Magellan 2016 Plan, participants may be granted either incentive stock options that comply with the requirements of Section 422 of the Code (if they are employees) or nonqualified stock options that do not comply with those requirements (which may be granted to all eligible participants). Stock options must have an exercise price per share that is not less than the fair market value of the combined company’s common stock on the date of grant, except in the case of stock options granted in assumption of, or in substitution for, outstanding awards previously granted by an acquired company or a company with which the combined company combines. Specifically, the Plan Administrator may not amend the terms of an outstanding stock option to reduce the exercise price, cancel it, and replace it with a new stock option with a lower exercise price, or cancel an outstanding option with an exercise price above the then-current fair market value of the combined company’s common stock in exchange for another type of award. Stock options have a maximum term of ten (10) years from the date of grant. Employees may pay the exercise price with cash or its equivalent, by means of a broker-assisted cashless exercise, with previously acquired shares of the combined company’s common stock, by a net exercise arrangement, or by any other means approved by the Plan Administrator.

Stock appreciation rights may be granted under the Magellan 2016 Plan in tandem with a stock option, in whole or in part, or may be granted separately. The exercise price of a stock appreciation right may not be less than the fair market value of the combined company’s common stock on the date of grant, except in the case of stock appreciation rights granted in assumption of, or in substitution for, outstanding awards previously granted by an acquired company or a company with which the combined company combines. Specifically, the Plan Administrator may not amend the terms of an outstanding stock appreciation right to reduce the grant price, cancel it and replace it with a new stock appreciation right with a lower grant price, or cancel an outstanding stock appreciation right with a grant price above the then-current fair market value of the combined company’s common stock in exchange for another type of award. Stock appreciation rights have a maximum term of ten (10) years from the date of grant.

A restricted stock award consists of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. A holder of restricted stock is treated as a current stockholder and is entitled to voting rights and to receive dividends. The Plan Administrator may require that the dividend be paid in cash or shares on the dividend payment date, or accrued and/or reinvested in additional shares and paid at the time the restricted stock vests and settles. A restricted stock unit award results in the transfer of shares of stock or cash to the participant only after specified conditions are satisfied. Rights to dividend equivalents, payable in cash or shares on the dividend payment date or accrued and/or reinvested in additional shares and paid at the time the restricted stock units vest and are settled, may be extended to and made part of any restricted stock unit award, at the discretion of the Plan Administrator. A holder of a restricted stock unit award is treated as a stockholder with respect to the award only when the shares of common stock are delivered upon vesting and settlement of the award. Except as permitted by the Plan Administrator and specified in the award agreement, restricted stock and restricted stock unit awards settled in stock that are not performance-based will vest over a minimum period of one (1) year, and restricted stock and restricted stock unit awards settled in stock that are performance-based will vest over a minimum period of one (1) year.

A performance award (whether granted as a performance share or a performance unit) consists of a grant made subject to the attainment of one or more performance goals for a specified performance period (as determined by the Plan Administrator but not less than one year) and may be intended to meet the requirements for qualified performance-based compensation under Section 162(m) of the Code. Performance awards will only be earned by participants if the performance goals are met for the performance period. At the discretion of the Plan Administrator and as prescribed in the award agreement, payment may be made in the form of cash, shares, or a combination of cash and shares. Rights to dividend equivalents, payable in cash and/or shares (including reinvestment in additional shares) and paid at the time the performance award vests and settles, may be extended to and made part of any performance award, at the discretion of the Plan Administrator.

Cash awards may be made to participants as determined by the Plan Administrator. The Plan Administrator will determine the terms and conditions of such cash awards, including whether the payout of such awards is subject to the achievement of performance goals.

Other stock-based awards may be equity-based or equity-related awards other than stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, or performance units. The terms and conditions of other stock-based awards will be determined by the Plan Administrator. Payment under any other stock-based awards may be made in common stock or cash, as determined by the Plan Administrator.

Termination of Employment.    Except in the event of a participant’s death or disability or termination without cause or with good reason, and unless otherwise specified in the Magellan 2016 Plan or a participant’s award agreement, all unvested and/or unexercisable awards will automatically be forfeited upon termination of employment. With respect to stock options or stock appreciation rights, unless otherwise specified in the participant’s award agreement, the participant will have at least three (3) months following termination in which to exercise the vested portion of the awards; provided, however, that in the event of the death of an optionholder, such exercise must be made on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such option as set forth in the award agreement. In the event (a) of the death or disability of the participant or (b) that a participant’s employment is terminated without cause or by the participant for good reason, (i) all of such participant’s outstanding stock options and stock appreciation rights become fully exerciseable, and remain exercisable for a period of one (1) year or until the earlier expiration of the original term of the stock option or stock appreciation right, (ii) all time-based vesting restrictions on the participant’s outstanding awards lapse as of the date of such termination, and (iii) the payout opportunities attainable under all of the participant’s outstanding performance-based awards shall be determined as provided in the award agreement or any special Magellan 2016 Plan document governing the award, or any employment, consulting, change of control severance, or similar service agreement with such participant. In the event of a termination for cause (as defined in the Magellan 2016 Plan), all of a participant’s awards, whether vested or unvested, exercisable or unexercisable, will automatically be forfeited. The Plan Administrator will have sole discretion for determining termination provisions for awards.

Treatment of Awards Upon a Change of Control.    Unless otherwise provided in a participant’s award agreement, in the event of a change of control of the combined company, any outstanding stock option or stock appreciation right will become fully exercisable, any outstanding performance share, performance unit, restricted stock, restricted stock unit, other stock-based award, or other cash award that was forfeitable will become non-forfeitable and fully vest, and to the extent applicable, will be converted into shares of the combined company’s common stock or cash.

Clawback Provision.    Each participant’s award shall be subject to repayment or forfeiture in accordance with any policy of the combined company, any provision of applicable law, including the Sarbanes-Oxley Act of 2002 and/or the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and any relevant provisions in the related award agreement.

Transferability of Awards.    Award rights may not be transferred, assigned, pledged, or hypothecated in any manner other than by will or by the applicable laws of descent and distribution, unless the participant has received the Plan Administrator’s prior written consent. However, the Magellan 2016 Plan provides that certain transfers may be made to permitted transferees upon approval of the Plan Administrator.

Amendment to the Plan.    Subject to approval of the Magellan board of directors with respect to amendments that are required by law or regulation or stock exchange rules to be submitted to the stockholders of the combined company for approval, the Magellan board of directors or the CNG Committee may amend the Magellan 2016 Plan as it may deem proper and in the best interests of Magellan. However, to the extent required by applicable law, regulation, or stock exchange rule, stockholder approval will be required. No change can be made to any award granted under the Magellan 2016 Plan without the consent of the participant if such change would impair the right of the participant under the provisions of the award to acquire or retain common stock or cash that the participant may have otherwise acquired.

Section 162(m) Performance Goals

The plan proposal includes the approval of the material terms of the Code Section 162(m) performance goals under the plan, including (i) the participants eligible to receive compensation under the Magellan 2016 Plan; (ii) a description of the business criteria on which the performance goal is based; and (iii) the maximum amount of compensation that can be paid to a participant if the performance goal is achieved. These aspects of the Magellan 2016 Plan are described below. This summary is qualified in its entirety by reference to the complete text of the Magellan 2016 Plan, which is attached to this joint proxy statement/prospectus as Annex C.

Eligibility

As described above, all of the combined company’s directors, officers, employees and certain consultants are eligible to receive awards under the Magellan 2016 Plan.

Performance Goals

For any awards intended to meet the requirements of Section 162(m) of the Code, the grant or vesting of such awards may be based upon one or more performance goals that apply to the specified participant, one or more business units of the combined company, or the combined company as a whole. The Plan Administrator will determine the performance goals applicable to any such awards at the time the awards are granted. Prior to the payment of any award based on the achievement of performance goals intended to qualify under Section 162(m) of the Code, the CNG Committee must certify in writing that the applicable performance goals and any material terms were, in fact, satisfied. The CNG Committee cannot adjust an award intended to meet the requirements of Section 162(m) of the Code upward for a participant, but retains the discretion to adjust any such award downward. In making awards intended to meet the standards of Section 162(m) of the Code, the CNG Committee may base a performance goal on:

Financial Goals:	• Earnings • Revenues • Debt level • Cost reduction targets • Interest-sensitivity gap levels • EBITDAX or adjusted EBITAX	• Earnings per share • Cash flow from operations • Equity ratios • Capital expended • Weighted average cost of capital • Return on assets	• Net income • Free cash flow • Expenses • Working capital • Operating or profit margin • Return on equity or capital employed

Operating Goals:	• Engineering milestones • Construction milestones • Regulatory milestones • Execution of engineering, procurement and construction agreements • Completion of regulatory filings

•     Receipt of and compliance with regulatory approvals

•     Receipt of a commitment of financing or refinancing

•     Closing of financing or refinancing

•     Reaching Final Investment Decision

•     Execution of commercial agreements

• Completion of construction milestones • Achievement of safety standards • Operating efficiency • Production targets • Fuel usage • Cost of production • Management of risk

Corporate and Other Goals:	• Total stockholder return • Asset quality levels • Investments • Satisfactory internal or external audits • Achievement of balance sheet or income statement objectives	• Market share • Assets • Asset sale targets • Value of assets • Employee retention/attrition rates • Improvements of financial ratings	• Charge-offs • Non-performing assets • Fair market value of common stock • Regulatory compliance • Safety targets • Economic value added • MMBTU growth per net debt adjusted share

Any performance measure(s) may be used in comparison to the performance of a group of peer companies, or a published or special index that the CNG Committee, in its sole discretion, deems appropriate.

Maximum Payment Limitation

Under the Magellan 2016 Plan, no employee may be granted during any calendar year performance shares or performance units in excess of 10,000,000 shares of common stock, or if settled in cash, cash in excess of the value of 10,000,000 shares of common stock (as of the time of settlement).

United States Federal Income Tax Consequences

The following is a brief description of the U.S. federal income tax treatment that will generally apply to awards made under the Magellan 2016 Plan, based on U.S. federal income tax laws and regulations currently in effect. The summary is not intended to be exhaustive and, among other things, does not describe state, local, or foreign income and other tax consequences. The exact U.S. federal income tax treatment of an award will depend on the specific nature and form of such award.

Incentive Stock Options.    An employee generally will not recognize taxable income upon the grant or exercise of an incentive stock option. However, the amount by which the fair market value of the shares on the exercise date of an incentive stock option exceeds the exercise price of the shares generally will constitute an item of adjustment for alternative minimum tax purposes, and may therefore result in alternative minimum tax liability to the participant. Incentive stock option tax treatment will be available only if the participant has been an employee of the combined company or its subsidiaries within three months of the date of exercise. The combined company will not be entitled to any business expense deduction upon the grant or exercise of an incentive stock option. If the employee has held the shares acquired upon exercise of an incentive stock option for at least two years after the date of grant and for at least one year after the date of exercise, upon disposition of the shares by the employee, the difference, if any, between the sales price of the shares and the exercise price of the option will be treated as a long-term capital gain or loss. If the employee does not satisfy these holding period requirements (resulting from a disqualifying disposition), the employee will generally recognize ordinary income for the year of disposition, in an amount equal to the excess of the fair market value of the shares on the date the option was exercised over the option exercise price (or, if less, the amount realized upon disposition over the exercise price). Any excess of the amount realized by the employee on the disqualifying disposition over the fair market value of the shares on the date of exercise of the option will be long-term or short-term capital gain, depending on the holding period of the shares. The combined company generally will be entitled to a deduction in the year of disposition equal to the amount of ordinary income recognized by the employee. The employee’s basis in the shares acquired upon exercise of an incentive stock option is equal to the exercise price paid, plus any amount includible as ordinary income as a result of a disqualifying disposition. A disqualifying disposition of shares acquired upon exercise of an incentive stock option will eliminate the alternative minimum taxable income adjustment if the disposition occurs in the same taxable year as the exercise. A disqualifying disposition in a subsequent taxable year will not affect the alternative minimum tax computation in the earlier year.

Nonqualified Stock Options.    A participant will not recognize any income at the time of grant of a nonqualified stock option, and the combined company will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a nonqualified stock option, the participant will recognize ordinary income in an amount equal to the amount by which the fair market value of the shares on the date of exercise exceeds the exercise price of the option. Subject to any deduction limitation under Section 162(m) of the Code (which is discussed below), the combined company will be entitled to a U.S. federal income tax deduction in the year of exercise in the same amount as the taxable compensation recognized by the participant. The participant’s basis in the stock for purposes of measuring the amount of gain will be the exercise price paid to the combined company plus the amount of compensation includible in income at the time of exercise. A participant’s subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will ordinarily result in long-term or short-term capital gain or loss, depending on the holding period of the shares.

Generally, the shares received upon exercise of an option or stock appreciation right under the Magellan 2016 Plan are not subject to restrictions on transfer or risks of forfeiture and, therefore, the participant will recognize income on the date of exercise of a nonqualified stock option or stock appreciation right. However, if the optionee is subject to Section 16(b) of the Exchange Act, the Section 16(b) restriction will be considered a substantial risk of forfeiture for tax purposes. Under current law, participants who are either directors or officers of the combined company will be subject to restrictions under Section 16(b) of the Exchange Act during their term of service and for up to six months after termination of service. Exchange Act Rule 16b-3 provides an exemption from the restrictions of Section 16(b) for the grant of derivative securities, such as stock options, under qualifying plans. The Magellan 2016 Plan is intended to satisfy the requirements for exemption under Exchange Act Rule 16b-3. Therefore, the grant of awards will not be considered a purchase and the exercise of the awards to acquire the underlying shares of the combined company’s common stock will not be considered a purchase or a sale. Therefore, ordinary income will be recognized and measured on the date of exercise.

Payment of Option Exercise Price in Shares.    If a nonqualified option is exercised by tendering previously owned shares of the combined company’s common stock in payment of the exercise price, then, instead of the treatment described above, the tender generally will not be considered a taxable disposition of the previously owned shares and no gain or loss will be recognized with respect to the equivalent number of new shares (the exchanged shares) acquired at the time of exercise. The participant’s basis and holding period for the exchanged shares will be the same as the previously owned shares exchanged. The participant will, however, have ordinary income equal to the fair market value on the date of exercise of the new additional shares received in excess of the number of exchanged shares. The participant’s basis in the new additional shares will be equal to the amount of such compensation income, and the holding period will begin on the date of exercise. However, if an incentive stock option is exercised by tendering previously owned shares of the combined company’s common stock in payment of the exercise price and the previously owned shares were acquired upon the exercise of an incentive stock option and have not satisfied statutory holding period requirements, a disqualifying disposition will occur and the employee will recognize income and be subject to other basis allocation and holding period adjustments with respect to the exchanged shares.

Stock Appreciation Rights and Performance Awards.    When stock appreciation rights are exercised or when performance awards are settled or paid, the amount of cash and the fair market value of property received by the employee (including shares) will be ordinary income, unless the property is subject to transfer restrictions or forfeiture. For the potential tax consequences of transfer restrictions or forfeiture conditions, see “Magellan Proposal 2: Approval of the Magellan 2016 Plan—United States Federal Income Tax Consequences—Restricted Stock” below.

Restricted Stock.    Restricted stock granted under the Magellan 2016 Plan may, in the determination of the Plan Administrator, be subject to rights of repurchase, forfeiture, and other transfer restrictions. The tax consequences of stock granted under the Magellan 2016 Plan depend on whether the stock is subject to restrictions and, if so, whether the restrictions are deemed to create a substantial risk of forfeiture under Section 83 of the Code (for example, stock granted under the Magellan 2016 Plan that is subject to forfeiture if the employee terminates employment prior to the time the restrictions lapse, which restrictions lapse over a period of continued employment, is considered a substantial risk of forfeiture under Section 83 of the Code). If stock is not subject to a substantial risk of forfeiture, the participant normally will recognize taxable ordinary income equal to the value of the stock on the date on which the stock is granted, less any amount paid for that stock. If the stock is subject to a substantial risk of forfeiture, the employee normally will recognize taxable ordinary income as and when the substantial risk of forfeiture lapses, in the amount equal to the fair market value of the shares at the time they are no longer subject to the substantial risk of forfeiture, less any amount paid for the stock. Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of any amount paid for the stock plus any amount recognized as ordinary income upon grant or vesting of the stock. The gain or loss will be long-term or short-term, depending on how long the participant held the stock.

A recipient of stock subject to a substantial risk of forfeiture may make an election under Section 83(b) of the Code to recognize ordinary income on the date the participant receives the restricted stock, rather than waiting until the substantial risk of forfeiture lapses. If the participant makes a Section 83(b) election, the participant will be required to recognize as ordinary income on the date the participant receives the stock grant the difference, if any, between the fair market value of the stock on the award date without regard to the substantial risk of forfeiture and any purchase price paid. If the participant makes a Section 83(b) election, the participant will not be required to recognize any income when the substantial risk of forfeiture lapses.

The shares acquired will have a cost basis equal to the fair market value of the shares on the date the risk of forfeiture lapses (or the date of grant if a Section 83(b) election is made). When the participant disposes of the shares acquired, any amount received in excess of the share’s cost basis will be treated as long-term or short-term capital gain, depending on the holding period of the shares. If the amount the participant receives is less than the cost basis of the shares, the loss will be treated as long-term or short-term capital loss, depending on the holding period of the shares.

Other Awards.    In addition to the types of awards described above, the Magellan 2016 Plan authorizes certain other awards that may include payments in cash, common stock, or a combination of cash and common stock. The tax consequences of such awards will depend on the specific terms of such awards. Generally, however, a participant who receives an award payable in cash will recognize ordinary income with respect to such award when paid, and the combined company will be entitled to a corresponding deduction at that time. In general, the grant of stock to a participant under the Magellan 2016 Plan will be a taxable event at the time of the grant if such stock at that time is not subject to a substantial risk of forfeiture or is transferable within the meaning of Section 83 of the Code in the hands of the participant (for such purposes, stock is ordinarily considered to be transferable if it can be transferred to another person who takes the stock free of any substantial risk of forfeiture). In such case, the participant will recognize ordinary income, and the combined company will be entitled to a deduction, equal to the excess of the fair market value of such stock on the date of the grant over the amount, if any, paid for such stock. Stock that at the time of receipt by a participant is subject to a substantial risk of forfeiture and that is not transferable within the meaning of Section 83 of the Code, generally will be taxed under the rules applicable to restricted stock as described above.

Other Tax Issues.    The terms of awards granted under the Magellan 2016 Plan may provide for accelerated vesting or payment of an award in connection with a change of control of the combined company. In that event, and depending upon the individual circumstances of the recipient, certain amounts with respect to such awards may constitute excess parachute payments under the golden parachute provisions of the Code. Pursuant to these provisions, a participant will be subject to a 20% excise tax on any excess parachute payments, and the combined company will be denied any deduction with respect to such payments.

In general, Section 162(m) of the Code imposes a $1,000,000 limit on the amount of compensation that may be deducted by the combined company in any tax year with respect to the combined company’s named executive officers (excluding the combined company’s Chief Financial Officer), including any compensation relating to an award granted under the Magellan 2016 Plan. Compensation that is considered to be performance-based will not have to be taken into account for purposes of the $1,000,000 limitation, and, accordingly, should be deductible by the combined company without limitation under Section 162(m) of the Code. Provided that (i) an option is approved by a committee comprised of two or more outside directors and has an exercise price of at least the fair market value of the underlying shares on the date of grant, (ii) the plan under which the option is granted imposes a per person limit on the number of shares covered by awards, and (iii) the material terms of the plan under which the option is granted have been disclosed to and approved by stockholders, any compensation deemed paid by the combined company in connection with the disqualifying disposition of incentive stock option shares or the exercise of nonqualified options will qualify as performance-based compensation for purposes of Section 162(m). An award may also qualify as performance-based compensation if the Plan Administrator conditions the grant, vesting, or exercisability of such an award on the attainment of pre-established objective performance goals.

If any award granted under the Magellan 2016 Plan is considered deferred compensation under Section 409A of the Code, then certain requirements must be met for the deferral to be effective for U.S. federal tax purposes. These requirements include ensuring that any election to defer made by the participant is done within the time period(s) permitted by Section 409A; imposing certain limitations on distributions; and prohibiting the acceleration of the time or schedule of any payment of deferred amounts, except in certain permitted circumstances. If these requirements are not met, the participant will be immediately taxable on such purportedly deferred amounts, a 20% penalty tax will be imposed, and interest will accrue at the underpayment rate plus 1% on the tax underpayments that would have occurred had the compensation been includible in the taxable year in which the amounts were first deferred or, if later, the first taxable year in which such deferred compensation is not subject to a substantial risk of forfeiture.

The taxable income resulting from awards under the Magellan 2016 Plan, other than incentive stock options, will constitute wages subject to withholding, and the combined company will be required to make whatever arrangements are necessary to ensure that funds equaling the amount of tax required to be withheld are available for payment, including the deduction of required withholding amounts from the participant’s other compensation and requiring payment of withholding amounts as part of the exercise price or as a condition to receiving shares pursuant to an award. The combined company will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant in connection with awards made under the Magellan 2016 Plan. Whether or not such withholding is required, the combined company will report such information to the IRS as may be required with respect to any income attributable to transactions involving awards.

Any dividends paid on restricted shares granted under the Magellan 2016 Plan prior to the lapse of restrictions will be taxable as additional compensation income to the recipient in the year received, and subject to withholding.

New Plan Benefits

All awards granted under the Magellan 2016 Plan are subject to the discretion of the CNG Committee or the board of directors of the combined company, as appropriate. Except for 800,000 shares of Magellan restricted stock expected to be issued to Mr. Lafargue upon the closing of the merger, the total benefits that will be received by any particular person or group under the Magellan 2016 Plan are not determinable at this time. To date, no awards have been made under the Magellan 2016 Plan. The grant of restricted stock to Mr. Lafargue set forth in the table below is contemplated contingent upon stockholder approval of the plan proposal.

New Plan Benefits Table

	Dollar Value (1)	Number of Restricted Stock
Antoine J. Lafargue, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary	$4,920,000	800,000
(1)	The dollar value of the award is calculated based on an assumed $6.15 per share price of Magellan common stock as reported by the NASDAQ Capital Market on December 9, 2016. The actual value would be determined based on the fair market value of Magellan common stock on the grant date.

Vote Required for Approval

Approval of the plan proposal, including the material terms under which the remuneration is to be paid and the performance goals (including the business criteria on which any qualified performance goals are based), will require the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on the matter, provided that a quorum exists.

For the plan proposal, abstentions will be counted towards the vote total and will have the same effect as a vote “AGAINST” the proposal, but broker non-votes (which are not “entitled to vote” on the matter) will not be counted and will have no effect.

Board Recommendation

The Magellan board of directors unanimously recommends that Magellan stockholders vote “FOR” the proposal to approve the Magellan 2016 Plan, and a vote “FOR” approval of the Magellan 2016 Plan shall in fact include approval of the material terms of the performance goals of the Magellan 2016 Plan.

Magellan Proposal 3: Advisory (Non-Binding) Vote on Golden Parachute Compensation

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Magellan is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger. This proposal gives Magellan stockholders the opportunity to vote, on a non-binding advisory basis, on the compensation that may be paid or become payable to Magellan’s named executive officers in connection with the merger. This compensation is summarized in the table on page 93 in the section entitled “The Merger—Interests of Magellan Directors and Executive Officers in the Merger—Golden Parachute Compensation Table,” and in the footnotes to the table.

The Magellan board or directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus. The Magellan board or directors unanimously recommends that Magellan stockholders approve, by advisory vote, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger.

The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve and adopt the merger proposal and vote not to approve the compensation proposal, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Magellan or Tellurian Investments. Accordingly, if the merger agreement is approved and adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.

Approval of the compensation proposal requires the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on the proposal, assuming that a quorum is present.

If you fail to submit a proxy or fail to instruct your broker to vote, it will have no effect on the compensation proposal, assuming that a quorum is present. If you mark your proxy or voting instructions to abstain, it will have will have the same effect as a vote “AGAINST” the compensation proposal, assuming that a quorum is present.

The Magellan board of directors unanimously recommends that Magellan stockholders vote “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that may become payable to Magellan’s named executive officers in connection with the completion of the merger.

Magellan Proposal 4: Possible Adjournment of the Magellan Special Meeting

If Magellan fails to receive a sufficient number of votes to approve Magellan Proposal 1, 2, 3 or 5, Magellan may propose to adjourn the Magellan special meeting, even if a quorum is present, for the purpose of soliciting additional proxies to approve Magellan Proposal 1, 2, 3 or 5. Magellan currently does not intend to propose adjournment of the Magellan special meeting if there are sufficient votes to approve Magellan Proposals 1, 2, 3 and 5.

The proposal to adjourn the Magellan special meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of holders of a majority of the shares of Magellan common stock, present in person or represented by proxy at the Magellan special meeting and entitled to vote on the proposal, regardless of whether there is a quorum.

The Magellan board of directors unanimously recommends that Magellan stockholders vote “FOR” the proposal to adjourn the Magellan special meeting, if necessary or appropriate, to solicit additional proxies.

Magellan Proposal 5: Ratification of Appointment of EKS&H LLLP as the Independent Registered Public Accounting Firm of Magellan

The audit committee of the Magellan board of directors (the “Audit Committee”) has appointed and engaged EKS&H to serve as the independent registered public accounting firm to audit Magellan’s financial statements for the fiscal year ending June 30, 2017, and to perform other appropriate audit-related services. EKS&H began its service as Magellan’s independent registered public accounting firm for the fiscal year ended June 30, 2012. Magellan stockholders are hereby asked to ratify the Audit Committee’s appointment of EKS&H as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

The Audit Committee is solely responsible for selecting the independent auditors of Magellan. Although stockholder ratification of the appointment of EKS&H is not required by law or Magellan’s organizational documents, the Magellan board of directors has determined that it is desirable to seek stockholder ratification as a matter of good corporate governance in view of the critical role played by independent registered public accounting firms in maintaining the integrity of financial controls and reporting. If the Magellan stockholders do not ratify the appointment of EKS&H, the Audit Committee will consider whether to engage another independent registered public accounting firm. Even if the appointment of EKS&H is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Magellan and its stockholders.

Magellan expects that a representative from EKS&H will be present at the Magellan special meeting. Such representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

Principal Accountants’ Fees and Services

EKS&H served as Magellan’s principal accountant for the audit of Magellan’s consolidated financial statements for the fiscal years ended June 30, 2016, and June 30, 2015, and review of Magellan’s condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q for those fiscal years. Information about EKS&H’s fees and services in those years is provided below.

Audit Fees

The aggregate fees paid or to be paid to EKS&H for the review of the condensed consolidated financial statements included in Magellan’s Quarterly Reports on Form 10-Q and the audit of the consolidated financial statements included in Magellan’s Annual Reports on Form 10-K for the fiscal years ended June 30, 2016, and June 30, 2015, were $223,531 and $268,566, respectively.

Audit-Related Fees

The aggregate fees paid or to be paid to EKS&H in connection with Magellan’s audit-related services during the fiscal years ended June 30, 2016, and June 30, 2015, were $0 and $41,500, respectively. The services performed during the 2015 fiscal year related to (i) Magellan’s Shelf Registration Statement on Form S-3; (ii) attendance at Magellan’s meeting of stockholders and Audit

Committee meetings; (iii) comfort letter procedures associated with the filing of Magellan’s Shelf Registration Statement on Form S-3 and the implementation of an at-the-market equity financing facility under the Shelf Registration Statement; and (iv) certain out-of-pocket expense items.

Tax Fees

There were no fees paid or to be paid to EKS&H for tax services rendered to Magellan during the fiscal years ended June 30, 2016, and June 30, 2015.

All Other Fees

The aggregate other fees paid or to be paid to EKS&H for any other services rendered to Magellan during the fiscal years ended June 30, 2016, and June 30, 2015, were $11,423, and $0, respectively. The services performed during the 2016 fiscal year related to review of the proxy and pro forma financial statements in connection with the exchange agreement with One Stone.

Pre-Approval Policies

Under the terms of its charter, the Audit Committee is required to pre-approve all the services provided by, and fees and compensation paid to, the independent registered public accounting firm for both audit and permitted non-audit services. When it is proposed that the independent registered public accounting firm provide additional services for which advance approval is required, the Audit Committee may form and delegate authority to a subcommittee consisting of one or more members, when appropriate, with the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals are to be presented to the Audit Committee at its next scheduled meeting.

Vote Required for Approval

Approval of Proposal 5 will require the affirmative vote of holders of a majority of the shares of Magellan common stock present in person or represented by proxy at the Magellan special meeting and entitled to vote on the proposal, assuming that a quorum is present.

If you fail to submit a proxy or fail to instruct your broker to vote, it will have no effect on Proposal 5, assuming that a quorum is present. If you mark your proxy or voting instructions to abstain, it will have will have the same effect as a vote “AGAINST” Proposal 5, assuming that a quorum is present.

Board Recommendation

The Magellan board of directors unanimously recommends that Magellan stockholders vote “FOR” the proposal to ratify the appointment of EKS&H as the independent registered public accounting firm of Magellan for the fiscal year ending June 30, 2017.

PROPOSAL FOR THE TELLURIAN INVESTMENTS SPECIAL MEETING

Tellurian Investments Proposal 1: Approval of Merger Agreement

For a summary and detailed information regarding this proposal, see the information about the merger contained throughout this joint proxy statement/prospectus, including the information set forth in the sections entitled “The Merger” beginning on page 75.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Under the merger agreement, approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the transactions will not be completed even if the other proposals related to the transactions are approved.
Approval of Tellurian Investments Proposal 1 requires the affirmative vote of holders of a majority of the outstanding shares of Tellurian Investments common stock entitled to vote thereon.

The Tellurian Investments board of directors has approved the merger and the merger agreement and recommends that Tellurian Investments stockholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Tellurian Investments common stock who exchange their shares of Tellurian Investments common stock for shares of Magellan common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of Tellurian Investments common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of Tellurian Investments common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired Tellurian Investments common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of Tellurian Investments common stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Tellurian Investments common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Tellurian Investments common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Tellurian Investments common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger and the special cash dividend to their specific circumstances.

The parties intend for the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code and/or an exchange under Section 351 of the Code for U.S. federal income tax purposes. Assuming that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and/or an exchange under Section 351 of the Code, upon the exchange of Tellurian Investments common stock for Magellan common stock, the U.S. federal income tax consequences will be as follows:

Upon exchanging your Tellurian Investments common stock for Magellan common stock, you generally will not recognize gain or loss. The aggregate tax basis of the Magellan common stock that you receive in the merger (including any fractional shares received) will equal your aggregate adjusted tax basis in the shares of Tellurian Investments common stock you surrender in the merger. Your holding period for the shares of Magellan common stock that you receive in the merger (including any fractional share received) will include your holding period for the shares of Tellurian Investments common stock that you surrender in the merger. If you acquired different blocks of Tellurian Investments common stock at different times or at different prices, the Magellan common stock you receive will be allocated pro rata to each block of Tellurian Investments common stock, and the basis and holding period of each block of Magellan common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Tellurian Investments common stock exchanged for such Magellan common stock.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

ACCOUNTING TREATMENT

Each of Magellan and Tellurian Investments prepares its financial statements in accordance with generally accepted accounting principles in the United States. The merger will be accounted for using the acquisition method of accounting with Tellurian Investments being considered the acquirer of Magellan for accounting purposes. This means that Tellurian Investments will allocate the purchase price to the fair value of Magellan’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND EXECUTIVE
MANAGEMENT OF MAGELLAN

Security Ownership of Management

The following table sets forth the number of shares of Magellan common stock owned beneficially as of December 9, 2016 (unless another date is specified by footnote below), by each director of Magellan and each named executive officer of Magellan, and by all current directors and current executive officers of Magellan as a group:

	Amount and Nature of Beneficial Ownership *
Name of Individual or Group (1)	Shares	Options	Percent of Class (2)
Brendan S. MacMillan, Director (3)	377,559	—	6.4%
Ronald P. Pettirossi, Director (4)	65,259	3,125	1.2%
J. Robinson West, Director (5)	75,922	31,250	1.8%
Antoine J. Lafargue, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary (6)	78,051	259,373	5.5%
J. Thomas Wilson, Former President, Chief Executive Officer and Director (7)	74,144	292,966	5.9%

Directors and Executive Officers as a Group (a total of 4 persons)	596,791	293,748	14.4%

*    Unless otherwise indicated, each person listed has the sole power to vote and dispose of the shares listed. Pursuant to SEC Rule 13d-3 under the Exchange Act, beneficial ownership includes shares as to which the individual or entity has or shares voting power or investment power, and any shares that the individual or entity has the right to acquire within 60 days of December 9, 2016, including through the exercise of any option, warrant, or right. For each individual or entity that holds options, warrants or rights to acquire shares, the shares of Magellan common stock underlying those securities are treated as owned by that holder and as outstanding shares when that holder’s percentage ownership of Magellan common stock is calculated. That Magellan common stock is not treated as outstanding when the percentage ownership of any other holder is calculated.

(1)    Except as otherwise indicated below, the address and telephone number of each of these persons is c/o Magellan Petroleum Corporation, 1775 Sherman Street, Suite 1950, Denver, Colorado 80203 and (720) 484-2400, respectively.

(2)    Based on a total of 5,879,610 shares of Magellan common stock outstanding as of December 9, 2016.

(3)    Includes 262 shares held by Mr. MacMillan’s spouse and a total of 9,393 shares held by Mr. MacMillan as UTMA custodian for his daughters.

(4)    Mr. Pettirossi holds 65,259 shares of Magellan common stock and holds vested options to acquire a total of 3,125 shares of Magellan common stock.

(5)    Mr. West holds 75,922 shares of Magellan common stock and holds vested options to acquire a total of 31,250 shares of Magellan common stock.

(6)    Mr. Lafargue holds 78,051 shares of Magellan common stock and holds options to acquire a total of 259,373 shares of Magellan common stock, consisting of 100,000 time-based options, 107,811 performance-based options, and 51,562 market-based options.

(7)    Mr. Wilson holds 74,144 shares of Magellan common stock and holds options to acquire a total of 292,966 shares of Magellan common stock, consisting of 35,156 time-based options, 145,312 performance-based options, and 112,498 market-based options. Mr. Wilson ceased serving as Magellan’s President and Chief Executive Officer and as a member of the Magellan board of directors on August 5, 2016. The address of Mr. Wilson is 700 East Ninth Avenue, Suite 200, Denver, Colorado 80203.

Other Security Holders

The following table sets forth information (as of the date indicated) as to all persons or groups known to Magellan to be beneficial owners of more than 5% of Magellan’s issued and outstanding common stock as of December 9, 2016:

Name and Address of Beneficial Holder	Shares Beneficially Owned		Percent of Class
Hammer Wealth Group, Inc. 68 South Service Road, Suite 100 Melville, New York 11747	536,692	(1)	9.1%
Brendan S. MacMillan 150A Manchester Street San Francisco, California 94110	377,559	(2)	6.4%

(1)    On February 11, 2016, Hammer Wealth Group, Inc. filed a Schedule 13G/A with the SEC indicating that it was a registered investment advisor, and as of July 15, 2014, had beneficial ownership of 536,692 shares of Magellan common stock, representing beneficial ownership of 9.1% of Magellan’s issued and outstanding common stock as of December 9, 2016.

(2)    This information is based in part on a Form 4 filed by Mr. MacMillan with the SEC on August 15, 2016.

On February 10, 2014, William H. Hastings filed a Schedule 13G/A with the SEC indicating that Mr. Hastings was the beneficial owner of 6.4% of Magellan’s issued and outstanding common stock. On October 17, 2014, Magellan purchased options held by Mr. Hastings to purchase 189,062 shares of Magellan common stock and 31,250 shares of Magellan common stock held in an individual retirement account for the benefit of Mr. Hastings. As a result of this transaction, Magellan believes that, as of December 9, 2016, Mr. Hastings is no longer a beneficial owner of more than 5% of Magellan’s issued and outstanding common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND EXECUTIVE
MANAGEMENT OF TELLURIAN INVESTMENTS

Security Ownership of Management

The following table sets forth the number of shares of Tellurian Investments common stock owned beneficially as of December 9, 2016 (unless another date is specified by footnote below), by each director of Tellurian Investments and each executive officer of Tellurian Investments listed in the Summary Compensation Table contained herein, and by all current directors and current executive officers of Tellurian Investments as a group:

	Amount and Nature of Beneficial Ownership *
Name of Individual or Group	Shares	Options	Percent of Class (1)
Charif Souki	22,211,667	—	20.3%
Martin Houston	18,573,333	—	16.9%
Meg A. Gentle	9,000,000	—	8.2%
R. Keith Teague	4,500,000	—	4.1%
Howard Candelet	1,800,000	—	1.6%
Tarek Souki	1,755,000	—	1.6%
Mark Evans	1,200,000	—	1.1%
Christopher Daniels	1,125,000	—	1.0%
Daniel A. Belhumeur	1,000,000	—	**
Michael Bock	540,000	—	**
Brooke A. Peterson	410,000	—	**
Dillon J. Ferguson	125,000	—	**

Directors and Executive Officers as a Group (a total of 12 persons)	62,240,000	—	56.8%

*    Unless otherwise indicated, each person listed has the sole power to vote and dispose of the shares listed. Pursuant to SEC Rule 13d-3 under the Exchange Act, beneficial ownership includes shares as to which the individual or entity has or shares voting power or investment power, and any shares that the individual or entity has the right to acquire within 60 days of December 9, 2016, including through the exercise of any option, warrant, or right. For each individual or entity that holds options, warrants or rights to acquire shares, the shares of Tellurian Investments common stock underlying those securities are treated as owned by that holder and as outstanding shares when that holder’s percentage ownership of Tellurian Investments common stock is calculated. That Tellurian Investments common stock is not treated as outstanding when the percentage ownership of any other holder is calculated.

**    The percent of class owned is less than 1%.

(1)    Based on a total of 109,609,000 shares of Tellurian Investments common stock outstanding as of December 9, 2016.

Other Security Holders

The following table sets forth information (as of the date indicated) as to all persons or groups known to Tellurian Investments to be beneficial owners of more than 5% of Tellurian Investments’ issued and outstanding common stock as of December 9, 2016:

Name and Address of Beneficial Holder	Shares Beneficially Owned	Percent of Class
Charif Souki 1201 Louisiana, Suite 3100 Houston, Texas 77002	22,211,667	20.3%
Souki Family Trust P.O. Box 4068 Aspen, Colorado 81612	20,000,000	18.2%
Martin Houston 1201 Louisiana, Suite 3100 Houston, Texas 77002	18,573,333	16.9%
Meg A. Gentle 1201 Louisiana, Suite 3100 Houston, Texas 77002	9,000,000	8.2%
Karim Souki Saifi Homes Building 8th Floor Beirut, Lebanon	7,500,000	6.8%

PRO FORMA BENEFICIAL OWNERSHIP OF MAGELLAN UPON COMPLETION OF THE MERGER

The following table contains information about the beneficial ownership of the Magellan common stock upon consummation of the merger by:

•	each person or group who is known to the management of Magellan and Tellurian Investments to become the beneficial owner of more than 5% of the outstanding shares of common stock of the combined company upon consummation of the merger;

•	each person expected to be a director or executive officer of the combined company; and

•	all directors and executive officers of the combined company as a group.

	Pro Forma for the Merger
Name of Individual or Group (1)	Shares	Options	Percent of Class (2)
Charif Souki (3)	28,875,167	—	19.4%
Souki Family Trust (4)	26,000,000	—	17.5%
Martin Houston (5)	24,145,333	—	16.2%
Meg A. Gentle (6)	11,700,000	—	7.9%
Karim Souki (7)	9,750,000	—	6.5%
R. Keith Teague (8)	5,850,000	—	3.9%
Howard Candelet (9)	2,340,000	—	1.6%
Tarek Souki (10)	2,281,500	—	1.5%
Mark Evans (11)	1,560,000	—	1.0%
Christopher Daniels (12)	1,462,500	—	1.0%
Daniel A. Belhumeur (13)	1,300,000	—	**
Antoine J. Lafargue (14)	815,551	—	**
Michael Bock (15)	702,000	—	**
Brooke A. Peterson (16)	533,000	—	**
Dillon J. Ferguson	162,500	—	**

Directors and Executive Officers as a Group (a total of 13 persons)	81,727,551	—	54.9%

*    Unless otherwise indicated, each person listed has the sole power to vote and dispose of the shares listed. Pursuant to SEC Rule 13d-3 under the Exchange Act, beneficial ownership includes shares as to which the individual or entity has or shares voting power or investment power, and any shares that the individual or entity has the right to acquire within 60 days of December 9, 2016, including through the exercise of any option, warrant, or right. For each individual or entity that holds options, warrants or rights to acquire shares, the shares of Magellan common stock underlying those securities are treated as owned by that holder and as outstanding shares when that holder’s percentage ownership of Magellan common stock is calculated. That Magellan common stock is not treated as outstanding when the percentage ownership of any other holder is calculated.

**    The percent of class owned is less than 1%.

(1)    Except as otherwise indicated below, the address and telephone number of each beneficial owner is c/o Tellurian Investments Inc., 1201 Louisiana Street, Suite 3100, Houston, Texas 77002 and (832) 962-4000, respectively.

(2)    Upon consummation of the merger, (a) approximately 142,491,700 shares of Magellan common stock will be issued to Tellurian Investments stockholders, (b) approximately 409,800 shares of Magellan common stock will be issued to Magellan’s financial advisor, (c) 100,000 shares of Magellan common stock will be issued to members of the Magellan board of directors pursuant to the terms of the merger agreement, and (d) 90,350 shares of Magellan common stock will be issued to the former owners of the membership interests in Nautilus Technical Group LLC (“Nautilus Technical”) and Eastern Rider LLC (“Eastern Rider”) pursuant to the purchase and sale agreement, effective as of September 30, 2016, by and among Magellan and the former owners of the membership interests in Nautilus Technical and Eastern Rider, as disclosed in the Current Report on Form 8-K of Magellan filed with the SEC on October 5, 2016. Pro forma for the merger, Magellan will have approximately 148,971,460 issued and outstanding shares of common stock.

(3)    Mr. Souki is the Chairman of the Tellurian Investments board of directors and following the merger will be the Chairman of the Magellan board of directors.

(4)    Charif Souki is the trustee of the Souki Family 2016 Trust, but its voting rights are currently controlled by the majority vote of Tarek Souki, Karim Souki, Christopher Souki and Lina Souki, all of whom are beneficiaries of the trust and members of the Souki family. One other member of the Souki family who is currently five years old will obtain voting rights upon turning 25 years old.

(5)    Mr. Houston is the Executive Vice Chairman of Tellurian Investments and following the merger will be the Executive Vice Chairman of Magellan.

(6)    Ms. Gentle is the President and Chief Executive Officer of Tellurian Investments and following the merger will be the President and Chief Executive Officer of Magellan. Her share count includes 3,250,000 shares of restricted common stock that do not vest until FID.

(7)    Karim Souki is the brother of Charif Souki.

(8)    Mr. Teague is the Executive Vice President and Chief Operating Officer of Tellurian Investments and following the merger will be the Executive Vice President and Chief Operating Officer of Magellan. His share count includes 3,250,000 shares of restricted common stock that do not vest until FID.

(9)    Mr. Candelet is the Senior Vice President — Projects of Tellurian Investments and following the merger will be the Senior Vice President — Projects of Magellan. His share count includes 650,000 shares of restricted common stock that do not vest until FID.

(10)    Mr. T. Souki is the Senior Vice President — LNG Trading of Tellurian Investments and following the merger will be the Senior Vice President — LNG Trading of Magellan. His share count includes 650,000 shares of restricted common stock that do not vest until FID.

(11)    Mr. Evans is the Senior Vice President — Gas Supply of Tellurian Investments and following the merger will be the Senior Vice President — Gas Supply of Magellan. His share count includes 650,000 shares of restricted common stock that do not vest until FID. His share count also includes 910,000 shares held by MRE Ventures 1, LLC, an entity controlled by Mr. Evans.

(12)    Mr. Daniels is the Corporate Secretary of Tellurian Investments and following the merger will be the Corporate Secretary of Magellan. His share count includes 650,000 shares of restricted common stock that do not vest until FID.

(13)    Mr. Belhumeur is the General Counsel of Tellurian Investments and following the merger will be the General Counsel of Magellan. His share count includes 1,170,000 shares of restricted common stock that do not vest until FID and 130,000 shares of restricted common stock that do not vest until the closing of the merger.

(14)    Mr. Lafargue is currently the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary of Magellan and following the merger will be the Senior Vice President and

Chief Financial Officer of Magellan. In connection with his employment, Mr. Lafargue will receive, among other things, a signing bonus of $990,000 on the day the merger closes, 800,000 shares of Magellan stock, of which 150,000 will vest in equal quarterly installments over an 18-month period and 650,000 will vest upon FID. The signing bonus and the issuance of the shares of Magellan common stock are contingent upon Mr. Lafargue’s execution of a waiver with respect to his current employment contract and the rights and obligations thereunder. In connection with such waiver, it is expected that 62,500 shares of Magellan restricted stock and options to acquire a total of 259,373 shares of Magellan common stock currently held by Mr. Lafargue will be terminated. Mr. Lafargue’s address is c/o Magellan Petroleum Corporation, 1775 Sherman Street, Suite 1950, Denver, Colorado 80203.

(15)    Mr. Bock is a member of the Tellurian Investments board of directors and following the merger will be a member of the Magellan board of directors.

(16)    Mr. Peterson is a member of the Tellurian Investments board of directors and following the merger will be a member of the Magellan board of directors.

(17)    Mr. Ferguson is a member of the Tellurian Investments board of directors and following the merger will be a member of the Magellan board of directors.

MARKET PRICE, DIVIDEND AND OTHER INFORMATION

Stock Prices

Magellan common stock is currently traded on the NASDAQ Capital Market under the symbol “MPET.” The following table presents the quarterly high and low intraday prices during the periods indicated, as adjusted for the one-for-eight reverse stock split approved by stockholders and completed on July 10, 2015. These sales reflect prices between dealers and do not include retail markups, markdowns or commissions.

	Sales Price
Quarter Ended	High	Low
December 31, 2016 (through December 9, 2016)	$7.32	$4.85
September 30, 2016	$7.17	$1.11

June 30, 2016	$1.41	$0.80
March 31, 2016	$1.49	$0.20
December 31, 2015	$0.83	$0.48
September 30, 2015	$3.60	$0.53

June 30, 2015	$5.44	$2.00
March 31, 2015	$7.44	$4.08
December 31, 2014	$17.36	$6.24
September 30, 2014	$18.64	$13.36

There has never been a public market for the Tellurian Investments common stock.

Number of Stockholders

Based on information received from Magellan’s stock transfer agent, the number of record holders of Magellan common stock was approximately 482 as of September 27, 2016, and the number of beneficial owners was approximately 5,590 as of May 28, 2016. As of December 9, 2016, there were 97 holders of Tellurian Investments common stock.

Dividends

Magellan has never paid a cash dividend on its common stock. The merger agreement prohibits Magellan from paying dividends to holders of Magellan common stock until the earlier of the effective time of the merger and the termination of the merger agreement in accordance with its terms. Any future dividends on Magellan common stock will be at the discretion of the reconstituted board of directors and will be dependent upon Magellan’s earnings, financial condition and other factors. The reconstituted board of directors has no plans to pay any dividends in the foreseeable future but rather will retain earnings of Magellan, if any, to develop LNG plants. In addition, the Tellurian Investments Preferred Stock or, if issued, the Magellan Preferred Stock, will prohibit Magellan from paying any dividends on the Magellan common stock following the merger while such preferred stock is outstanding.

The declaration and payment of future dividends to holders of Tellurian Investments common stock will be at the sole discretion of Tellurian Investments’ board of directors and will depend on many factors, including Tellurian Investments’ actual results of operations, financial condition, capital requirements, contractual restrictions, and other factors deemed relevant by the board of directors. Tellurian Investments does not currently contemplate making dividend payments on Tellurian Investments common stock in the near future.

Reverse Stock Split

On July 10, 2015, Magellan filed an amendment to its certificate of incorporation to effect a 1-for-8 reverse stock split of its common stock, effective July 10, 2015. All share and per share amounts relating to the common stock, stock options to purchase common stock, and the respective exercise prices of each such option included within this joint proxy statement/prospectus have been retroactively adjusted to reflect the reduced number of shares resulting from this action. Market conditions tied to stock price targets contained within market-based options were similarly adjusted. The par value and the number of authorized, but unissued, shares remain unchanged following the reverse stock split. No fractional shares were issued following the reverse stock split and Magellan has paid cash in lieu of any fractional shares resulting from the reverse stock split.

Equity Compensation Plan Information

The following table provides information as of June 30, 2016, with respect to compensation plans, including Magellan’s 2012 Omnibus Incentive Compensation Plan (the “2012 Omnibus Plan”), Magellan’s 1998 Stock Incentive Plan (the “1998 Stock Incentive Plan”), and individual compensation arrangements, under which shares of Magellan common stock are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a) (#)		Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b) ($)		Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)
Equity compensation awards under the 2012 Omnibus Plan approved by security holders	412,912	(1)(2)	$10.55		306,481	(1)(2)(3)
Equity compensation awards under the 1998 Stock Incentive Plan approved by security holders	304,686	(1)(2)	$12.52		—	(1)(2)
Equity compensation awards not approved by security holders	9,375	(4)	$6.32	(3)	—

(1)    During fiscal 2016, outstanding options previously granted under the 1998 Stock Incentive Plan for the purchase of 229,947 shares of Magellan common stock expired without exercise. Also during fiscal 2016, outstanding options previously granted under the 2012 Omnibus Plan for the purchase of 18,123 shares of Magellan common stock expired without exercise, and outstanding options previously granted under the 2012 Omnibus Plan for the purchase of 13,958 shares of Magellan common stock were forfeited. As a result of these expirations and forfeitures, pursuant to the terms of the 2012 Omnibus Plan, 262,028 additional securities became available for issuance under the 2012 Omnibus Plan.

(2)    Effective with stockholder approval of the 2012 Omnibus Plan on January 16, 2013, the 1998 Stock Incentive Plan was replaced by the 2012 Omnibus Plan, remaining shares available for issuance under the 1998 Stock Incentive Plan were transferred to the 2012 Omnibus Plan, and no additional awards may be granted under the 1998 Stock Incentive Plan. Equity awards previously granted under the 1998 Stock Incentive Plan remain outstanding in accordance with their terms, and upon expiration, cancellation or forfeiture, are added to the number of securities available for issuance under the 2012 Omnibus Plan.

(3)    On August 2, 2016, pursuant to Magellan’s director compensation policy and the 2012 Omnibus Plan, a total of 119,505 shares of Magellan common stock were issued to Magellan’s non-employee directors, which represented the amount of stock compensation owed and outstanding to the remaining three directors of Magellan, which was due to be issued on July 1, 2015, and 2016.

(4)    Consists of inducement equity awards outside of the 1998 Stock Incentive Plan and prior to stockholder approval of the 2012 Omnibus Plan, as follows: (i) options to purchase 9,375 shares of Magellan common stock for $8.08 per share granted to a new employee on January 10, 2012, which options expired without exercise on November 28, 2015; (ii) options to purchase 100,000 shares of Magellan common stock for $8.96 per share granted to a former named executive officer on September 5, 2012, of which options to purchase 66,667 shares were cancelled in connection with his resignation from Magellan effective August 15, 2014, and options to purchase 33,333 shares of Magellan common stock expired without exercise on September 30, 2015; (iii) options to purchase 9,375 shares of Magellan common stock for $6.32 granted to a new employee on December 4, 2012; and (iv) options to purchase 937 shares of Magellan common stock for $6.32 granted to a new employee on December 4, 2012, of which options to purchase 312 shares were cancelled in connection with that employee’s resignation from Magellan effective October 10, 2014, and options to purchase 625 shares of Magellan common stock expired without exercise on December 31, 2015. These awards were granted in accordance with NASDAQ Listing Rule 5635(c)(4) and were previously reported in Current Reports on Form 8-K filed by Magellan.

DESCRIPTION OF MAGELLAN CAPITAL STOCK

The rights of the holders of Magellan common stock are governed by the DGCL and Magellan’s certificate of incorporation and bylaws, each as amended. The following is a summary of the material terms of Magellan common stock, and is qualified in its entirety by reference to the complete text of Magellan’s certificate of incorporation and bylaws, each of which is incorporated by reference into this joint proxy statement/prospectus. In addition, this section summarizes the terms of the Magellan Preferred Stock, which may become issuable following the merger upon conversion of the Tellurian Investments Preferred Stock. This summary is qualified in its entirety by reference to the complete text of the form of Certificate of Designations that will govern the Magellan Preferred Stock if issued, which is also incorporated by reference into this joint proxy statement/prospectus.

Authorized Common Stock

Magellan’s certificate of incorporation authorizes Magellan to issue 300,000,000 shares of common stock, $0.01 par value per share. As of December  9, 2016, 5,879,610 shares of Magellan common stock were issued and outstanding, net of 1,209,389 treasury shares held by Magellan.

Voting Rights

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted. Section 216 of the DGCL provides that, generally, unless otherwise provided in Magellan’s certificate of incorporation or Magellan’s bylaws or another section of the DGCL with respect to a specified action, all matters to be voted on by stockholders must be approved by the affirmative vote of the majority of shares present or represented by proxy at the meeting and entitled to vote, or, in the case of the election of directors, by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote, in each case at a meeting at which a quorum is present. With respect to certain matters where the NASDAQ Capital Market stockholder approval requirements are applicable, the NASDAQ Capital Market rules require approval by a majority of the total votes cast on the proposal.

Dividend and Distribution Rights

Holders of outstanding shares of Magellan common stock are entitled to dividends when, as, and if declared by the Magellan board of directors out of funds legally available for the payment of dividends. As a Delaware corporation, Magellan may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. In the event of Magellan’s liquidation, dissolution, or winding up of Magellan’s affairs, holders of Magellan common stock will be entitled to receive ratably Magellan’s net assets available to the stockholders.

No Preemptive, Conversion, or Redemption Rights

Holders of Magellan outstanding common stock have no preemptive, conversion, or redemption rights. All of the issued and outstanding shares of Magellan common stock are, and all unissued shares of Magellan common stock, when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of Magellan common stock may be issued in the future, the relative interests of the then-existing stockholders may be diluted.

Registrar and Transfer Agent

Magellan’s registrar and transfer agent for all shares of common stock is Broadridge Corporate Issuer Solutions, Inc.

Magellan Preferred Stock and Tellurian Investments Preferred Stock

On November 23, 2016, Tellurian Investments issued to GE 5,467,851 shares of Tellurian Investments Preferred Stock for an aggregate purchase price of $25,000,000. On the same day, Tellurian Investments, Magellan and Merger Sub entered into an amendment to the merger agreement in order to, among other things, permit Tellurian Investments to issue the Tellurian Investments Preferred Stock.

If the merger is completed, the Tellurian Investments Preferred Stock will remain outstanding as preferred stock of the surviving corporation in the merger that will be a subsidiary of Magellan. However, in that case, each share of Tellurian Investments Preferred Stock will become convertible or exchangeable at any time into either (i) one share of Magellan common stock or (ii) one share of Magellan Preferred Stock, which will have terms substantially similar to those of the Tellurian Investments Preferred Stock as summarized below (the Magellan Preferred Stock and the Tellurian Investments Preferred Stock being referred to below collectively as the “Preferred Stock”):

•	Voting rights. Holders of the Preferred Stock will generally be entitled to one vote for each share of Preferred Stock held by it, except that such holders will not be entitled to vote on the approval of the merger or any other matter directly related to the merger.

•	Conversion. Following the merger, holders of the Tellurian Investments Preferred Stock may convert all (but not less than all) of such shares for shares of Magellan common stock on a one-for-one basis. Alternatively, following the merger, holders of the Tellurian Investments Preferred Stock may convert all (but not less than all) of such shares for Magellan Preferred Stock on a one-for-one basis. If the holders of the Tellurian Investments Preferred Stock (or, following a conversion, holders of the Magellan Preferred Stock) have not converted such shares for Magellan common stock on or before November 23, 2022, such shares will automatically be converted into Magellan common stock on a one-for-one basis. Each conversion ratio will be subject to customary anti-dilution adjustments.

•	Dividends. The Preferred Stock does not have dividend rights. If the merger is consummated, Magellan will be prohibited from paying dividends on its common stock so long as any shares of Preferred Stock remain outstanding.

•	Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of Tellurian Investments or Magellan, as applicable, after payment or provision for payment of the debts and other liabilities of the relevant company, holders of the Preferred Stock will be entitled to receive an amount in cash equal to $4.57218 for each share of Preferred Stock held by it before any distribution is made to holders of shares of common stock.

In connection with the issuance of the Tellurian Investments Preferred Stock, Tellurian Investments and Magellan agreed (i) to provide holders of the Preferred Stock with certain registration rights relating to the Magellan common stock such holders may receive upon conversion of the Preferred Stock and (ii) that Tellurian Investments or Magellan, as applicable, will consider purchasing certain equipment from GE for use in the development of Tellurian Investments’ Driftwood LNG terminal.

Anti-Takeover Provisions in Magellan’s Certificate of Incorporation and Bylaws

Magellan’s certificate of incorporation and bylaws contain provisions described below that may delay, defer, discourage, or prevent a change in control of Magellan, the removal of Magellan’s existing management or directors, or an offer by a potential acquirer to Magellan stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders’ shares.

Among other things, Magellan’s certificate of incorporation and bylaws:

•	divide Magellan’s board of directors into three classes serving staggered three-year terms, which could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors;

•	provide that all vacancies on the board of directors, including newly created directorships, may, except as otherwise required by law, be filled by the vote of a majority of directors then in office;

•	provide Magellan’s board of directors with the ability to authorize currently undesignated preferred stock. This ability makes it possible for Magellan’s board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences designated by the board that could have the effect of impeding the success of any attempt to change control of Magellan;

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Magellan stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Magellan’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Magellan’s principal executive offices not less than 60 days prior to the meeting, provided that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not more than 10 days following the date on which such notice of the meeting date was mailed or public disclosure given. Magellan’s bylaws specify the requirements as to the form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide that stockholders are not permitted to call special meetings of stockholders. Only Magellan’s chairman of the board, president, and the board of directors are permitted to call a special meeting of stockholders; and

•	provide that Magellan’s board of directors may alter, amend, or repeal Magellan’s bylaws or approve new bylaws without further stockholder approval, and provide that a stockholder amendment to the bylaws requires a favorable vote of 66 2⁄3% of the voting power of all outstanding voting stock.

Anti-Takeover Provisions of Delaware Law

Magellan is subject to the anti-takeover provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination”

with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Section 203 defines a “business combination” as a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within the three prior years, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between Magellan and an interested stockholder is subject to the three-year moratorium unless:

•	Magellan’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Magellan’s voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by Magellan’s board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

These provisions may have an anti-takeover effect with respect to transactions not approved in advance by Magellan’s board of directors, including by discouraging takeover attempts that might result in a premium over the market price for the shares of Magellan stock. With approval of Magellan stockholders, Magellan could amend its certificate of incorporation in the future to elect not to be governed by these anti-takeover provisions.

COMPARISON OF RIGHTS OF MAGELLAN STOCKHOLDERS AND TELLURIAN INVESTMENTS STOCKHOLDERS

The rights of Tellurian Investments stockholders are currently governed by Delaware law, Tellurian Investments’ certificate of incorporation, and Tellurian Investments’ bylaws. The rights of Magellan stockholders are governed by Delaware law, Magellan’s restated certificate of incorporation, and Magellan’s bylaws. When the merger is completed, Tellurian Investments stockholders will become stockholders of Magellan. As a result, the rights and obligations of the former Tellurian Investments stockholders will be governed by Delaware law, Magellan’s restated certificate of incorporation, and Magellan’s bylaws.

The following description summarizes the rights of Magellan stockholders and Tellurian Investments stockholders but does not purport to be a complete statement of all such rights or a complete description of the specific provisions referred to in this summary. There are some differences between Magellan’s restated certificate of incorporation and bylaws, and Tellurian Investments’ certificate of incorporation and bylaws. We have summarized what management believes are the material differences below. However, this is only a summary of some provisions and does not purport to be a complete description of the similarities and differences. We further invite you to read the provisions of the restated certificate of incorporation and bylaws of Magellan and the certificate of incorporation and bylaws of Tellurian Investments. Copies of the Magellan restated certificate of incorporation and bylaws may be obtained as described under “Where You Can Find More Information.” Copies of the Tellurian Investments certificate of incorporation and bylaws will be provided to Tellurian Investments stockholders upon request. In addition, see “Description of Magellan Capital Stock—Magellan Preferred Stock and Tellurian Investments Preferred Stock” for a description of the terms of the outstanding Tellurian Investments Preferred Stock and the substantially similar terms of the Magellan Preferred Stock that may be issued following the merger upon the conversion of the Tellurian Investments Preferred Stock.

	Magellan	Tellurian Investments
Authorized Capital Stock

Magellan has authority to issue 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share, of which 5,467,851 are designated Series B convertible preferred stock, subject to the closing of the merger.

As of the close of business on December 9, 2016, Magellan had 5,879,610 shares of common stock and no shares of preferred stock issued and outstanding.

Magellan currently expects to issue (i) up to 160,720,300 shares of Magellan common stock to Tellurian Investments stockholders pursuant to the merger agreement, assuming a maximum of 123,631,000 shares of Tellurian Investments common stock that will be exchanged, based on the exchange ratio provided for in the merger agreement (ii) 409,800 shares of Magellan common

Tellurian Investments has authority to issue 200,000,000 shares of common stock, par value of $0.001 per share, and 5,467,851 shares of preferred stock, par value of $0.001 per share, all of which are designated Series A Preferred Stock.

As of the close of business on December 9, 2016, Tellurian Investments had 109,609,000 shares of common stock and 5,467,851 shares of preferred stock issued and outstanding.

	Magellan	Tellurian Investments

stock to its financial advisor at the closing of the transactions contemplated by the merger agreement in accordance that certain engagement letter, dated as of June 29, 2015, by and between Magellan and Petrie Partners, LLC, an affiliate of Petrie, which engagement letter was amended in certain respects as of March 14, 2016, and assigned to Petrie, (iii) 100,000 shares of Magellan common stock to members of Magellan’s board of directors pursuant to the terms of the merger agreement, and (iv) 90,350 shares of Magellan common stock to the former owners of the membership interests in Nautilus Technical and Eastern Rider pursuant to the purchase and sale agreement, effective as of September 30, 2016, by and among Magellan and the former owners of the membership interests in Nautilus Technical and Eastern Rider, as disclosed in the Current Report on Form 8-K of Magellan filed with the SEC on October 5, 2016.

Voting Rights	Each holder of Magellan common stock will have one vote for each share of Magellan common stock held by such holder on all matters voted upon by the stockholders of Magellan.

Each holder of Tellurian Investments common stock will have one vote for each share of Tellurian Investments common stock held by such holder on all matters voted upon by the stockholders of Tellurian Investments.

Dividends

Magellan’s bylaws provide that before any payment of any dividend or making any distribution of profits is made, the Magellan board of directors may set aside out of the surplus or net profits of Magellan such sum or sums as the Magellan board of directors, in its absolute discretion, may deem proper as a reserve fund for depreciation, renewal, repair and maintenance or for such other purposes as the directors shall think conducive to the interests of Magellan.

When the directors shall so determine, dividends may be paid in Magellan stock, provided that the stock requisite for such purpose shall be authorized and provided. If such stock has not theretofore been issued, there shall be transferred from surplus to the capital of Magellan an

Tellurian Investments’ bylaws provide that the Tellurian Investments board of directors may from time to time declare dividends on its outstanding shares, subject to applicable law and Tellurian Investments’ certificate of incorporation.

Under Delaware law, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

	Magellan	Tellurian Investments
amount at least equal to the minimum amount for which such stock could be lawfully issued.
Number and Qualification of Directors

Magellan’s bylaws provide that the Magellan board of directors shall consist of not less than three members nor more than eight members, with the exact number of members within such range to be fixed from time to time by resolution of the board of directors adopted by a vote of not less than the majority of directors then in office.

Under Delaware law, directors need not be stockholders of Magellan or residents of Delaware.

Tellurian Investments’ bylaws provide that the number of directors at any one time is set by resolution of the majority of the total number of directors, but shall consist of not less than one (1) member.

Tellurian Investments currently has five directors.

Under Delaware law, directors need not be stockholders of Tellurian Investments or residents of Delaware.

Election of Directors	Under Delaware law, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Tellurian Investments’ bylaws provide that directors are elected by a majority of the votes cast at any meeting for the election of directors at which a quorum is present. In the election of directors, votes may not be cumulated.

Removal of Directors

Magellan’s bylaws provide that any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by affirmative vote of at least a majority of the votes cast at a stockholders’ meeting called to consider such removal.

Tellurian Investments’ bylaws provide that any director, or the entire Tellurian Investments board of directors, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Vacancies on the Board of Directors

Magellan’s bylaws provide that newly created directorships resulting from an increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall only be filled by or in the manner directed by a majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires.

Tellurian Investments’ bylaws provide that subject to Tellurian Investments’ certificate of incorporation and applicable law, any vacancy occurring in the board of directors created on account of death, resignation, disqualification, removal or other causes, or resulting from an increase in the authorized number of directors, may be filled by election by the stockholders or by a vote of the majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen will hold office for the remainder of the full term of such directorship and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

	Magellan	Tellurian Investments
Action by Written Consent

Under Delaware law, unless otherwise provided in the certificate of incorporation, any action that could be taken at a stockholder meeting may be taken without a meeting upon the written consent of the holders of the outstanding stock having at least the minimum number of votes that would have been necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. Magellan’s restated certificate of incorporation does not prohibit or limit stockholders’ rights to act by written consent.

Under Delaware law, unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at any meeting of the board of directors or any committee thereof may be taken without a meeting if all members of the board or committee consent thereto in writing. Magellan’s restated certificate of incorporation does not prohibit or limit the board’s right to act by written consent.

Any action that might have been taken at a meeting of stockholders by a vote of the stockholders may be taken with written consent of stockholders owning (and by such written consent, voting) in the aggregate not less than the minimum percentage of the total number of shares that are required to be voted with respect to such proposed corporate action.

Any action that might have been taken at a meeting of the board of directors or a committee thereof may be taken with written consent of all of the directors or committee members, as applicable.

Advance Notice Requirements for Stockholder Nominations and Other Proposals

Special meetings of the Magellan stockholders, other than those required by statute, may be called by a majority of the entire board of directors, chairman of the board or president.

Magellan’s bylaws provide that a stockholder proposal (for either a nomination of a person to the Magellan board of directors or for the submission of business) must be made pursuant to timely notice in writing to Magellan’s Corporate Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at Magellan’s principal executive offices not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Except as described in the next sentence, special meetings of the Tellurian Investments stockholders may be called by Tellurian Investments’ board of directors, chairman of the board or president. Special meetings of Tellurian Investments stockholders may also be called upon the request of Tellurian Investments stockholders holding at least thirty percent (30%) in voting power of Tellurian Investments stock issued and outstanding and entitled to vote on the matters for which that special meeting is called. Any request for a special meeting by stockholders must be in writing and state the time of such meeting and the general nature of the proposed business to be conducted at the special meeting.

	Magellan	Tellurian Investments

Such notice with respect to any business other than board nominations must set forth (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on Magellan’s books, of the stockholder intending to propose such business; (iii) the class and number of shares of Magellan which are beneficially owned by the stockholder, (iv) a representation that the stockholder is a holder of record of capital stock of Magellan entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such business; and (v) any material interest of the stockholder in such business.

Such notice with respect to nominations of directors must set forth as to the stockholder giving the notice (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the stockholder is a holder of record of stock of Magellan entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and (iv) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the board of directors.

Amendments to Certificate of Incorporation	Magellan may amend its restated certificate of incorporation in any manner provided by law. Pursuant to Section 242 of the DGCL, the Magellan board of	Tellurian Investments may amend its certificate of incorporation in any manner provided by law. Pursuant to Section 242 of the DGCL, the Tellurian Investments

	Magellan	Tellurian Investments

directors must adopt a resolution setting forth a proposed amendment to Magellan’s restated certificate of incorporation. The proposed amendment must be approved by the vote of the Magellan stockholders at any special meeting or at the next annual meeting. The amendment must be approved by holders of a majority of the outstanding Magellan stock entitled to vote on the amendment.

board of directors must adopt a resolution setting forth a proposed amendment to Tellurian Investments’ certificate of incorporation. The proposed amendment must be approved by the vote of the Tellurian Investments stockholders at any special meeting or at the next annual meeting. The amendment must be approved by holders of a majority of the outstanding Tellurian Investments stock entitled to vote on the amendment.

Amendments to Bylaws

The bylaws may be altered, amended or repealed by the vote of a majority of the Magellan board of directors at any regular or special meeting of the Magellan board of directors, provided that the notice of such proposed alteration, amendment, or repeal is included in the notice of such meeting, or is waived in writing by all of the directors, or at any regular or special meeting of the board at which all of the directors are present, without such notice or waiver of notice.

Magellan stockholders may alter, amend, or repeal the bylaws at any regular or special meeting called for that purpose by the favorable vote of 66 2⁄3% of the voting power of all outstanding voting stock of Magellan generally entitled to vote at such meeting.

The bylaws may be adopted, altered, amended or repealed by the Tellurian Investments board of directors at any meeting of the Tellurian Investments board of directors, provided that the notice of the meeting states the substance of the proposed amendment; provided, however, that no such adoption, amendment or repeal shall be valid with respect to bylaw provisions which have been adopted, amended, or repealed by the stockholders. The stockholders will also have power to adopt, alter, amend or repeal the bylaws. The affirmative vote of the holders of a majority of the voting power of the shares present at a meeting and entitled to vote to adopt, alter, amend or repeal the bylaws is required for the Tellurian Investments stockholders to approve such an adoption, alteration, amendment or repeal.

Quorum

Magellan’s bylaws provide that the holders for the time being of 33 1⁄3% of the total number of shares of stock issued and outstanding and entitled to be voted at any meeting, present in person or by proxy, will constitute a quorum for the transaction of business at a meeting of stockholders.

Tellurian Investments’ bylaws provide that the holders of a majority of the voting power of Tellurian Investments’ outstanding shares entitled to vote generally at a meeting of stockholders, represented in person or by proxy, will constitute a quorum at a meeting of stockholders.

Limitation of Personal Liability of Directors

No director will be personally liable to Magellan or any of its stockholders for monetary damages for breach of fiduciary duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted by Delaware law as the same exists or may be amended in the future, and except for liability (i) for any breach of the director’s duty of loyalty to Magellan or its stockholders, (ii) for acts or omissions not in good faith

Tellurian Investments’ certificate of incorporation provides that no director or officer will be personally liable to Tellurian Investments or any other person who has interest in Tellurian Investments for losses incurred by reason of any act or omission performed or omitted by such director or officer in good faith on behalf of Tellurian Investments, in a manner reasonably believed to be in the best interest of Tellurian Investments and in a

	Magellan	Tellurian Investments
or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

manner reasonably believed to be within the scope of the authority conferred on such director of officer by Tellurian Investments or Delaware law, except for losses (i) incurred by reason of such director’s or officer’s willful misconduct (ii) any breach of the director’s or officer’s duty of loyalty to Tellurian Investments or its stockholders, (iii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

Indemnification of Directors and Officers

Magellan’s restated certificate of incorporation and bylaws provide that Magellan shall enter into appropriate agreements with its directors and officers to both indemnify such directors and officers and advance funds for litigation expenses to the fullest extent permitted by Delaware law, as may be amended from time to time. In furtherance of these provisions, Magellan has entered into written agreements with each of its directors and officers to indemnify and advance expenses to those individuals to the fullest extent permitted by Delaware law.

Tellurian Investments’ certificate of incorporation provides that to the fullest extent permitted by applicable law, a director or officer shall be indemnified for any loss incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of Tellurian Investments and in a manner reasonably believed to be within the scope of the authority conferred on such person, but not indemnified in respect of any loss incurred by such person by reason of (i) such person’s willful misconduct with respect to such acts or omissions, (ii) such person’s breach of his duty of loyalty to Tellurian Investments or its stockholders, (iii) such person’s acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, or (iv) any transaction from which such person derived an improper personal benefit. Any such indemnity shall be funded out of and to the extent of Tellurian Investments’ assets only (including any applicable insurance proceeds). In a manner determined appropriate by the board of directors, Tellurian Investments shall advance Costs incurred by or on behalf of a director or officer in connection with any loss even before a final determination is made as to whether the director or officer is entitled to indemnification. Tellurian Investments may enter into agreements with its

	Magellan	Tellurian Investments

directors or officers to provide for indemnification consistent with the terms and conditions in Tellurian Investments’ certificate of incorporation. Tellurian Investments may purchase and maintain director and officer liability insurance at appropriate levels of coverage as determined by the board of directors.

Tellurian Investments may additionally indemnify any employee or agent of Tellurian Investments to the fullest extent permitted by law.

Certain Business Combination Restrictions

Pursuant to the merger agreement, Tellurian Investments represented that neither Tellurian Investments nor any affiliate or associate thereof is, or was or became at any time during the last three years, an “interested stockholder” of Magellan for purposes of Section 203 of the DGCL.

Tellurian Investments’ certificate of incorporation provides that Tellurian Investments has expressly elected not to be governed by Section 203 of the DGCL.

APPRAISAL RIGHTS

The holders of Magellan common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

The holders of Tellurian Investments common stock are entitled to appraisal rights in connection with the merger under Delaware law. Tellurian Investments common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into Magellan stock, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law. See “The Merger—Appraisal Rights” beginning on page 102.

Legal Matters

The validity of the shares of Magellan common stock to be issued pursuant to the merger will be passed upon by Davis Graham & Stubbs LLP. The material U.S. federal income tax consequences relating to the merger will be passed upon for Magellan by Davis Graham & Stubbs LLP and for Tellurian Investments by Gray Reed & McGraw, P.C.

Experts

Magellan

The consolidated financial statements of Magellan as of June 30, 2016 and 2015, and for the fiscal years ended June 30, 2016 and 2015, have been audited by EKS&H LLLP, an independent registered public accounting firm, and are included herein in reliance on EKS&H’s report dated September 13, 2016, and upon the authority of such firm as experts in accounting and auditing.

Tellurian Services

The financial statements of Tellurian Services LLC as of April 9, 2016, December 31, 2015 and 2014 and for the period from January 1, 2016 to April 9, 2016 and for the years ended December 31, 2015 and 2014, included in this Joint Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OTHER MATTERS PRESENTED AT THE MEETINGS

As of the date of this joint proxy statement/prospectus, neither the Magellan board of directors nor the Tellurian Investments board of directors knows of any matters that will be presented for consideration at either the Magellan special meeting or the Tellurian Investments special meeting, respectively, other than as described in this joint proxy statement/prospectus. If any other matters come before either the Magellan special meeting or the Tellurian Investments special meeting and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

Magellan files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Magellan files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Magellan’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Investors may also consult Magellan’s or Tellurian Investments’ website for more information about Magellan or Tellurian Investments, as applicable. Magellan’s website is www.magellanpetroleum.com. Tellurian Investments’ website is www.tellurianinvestments.com. Information included on these web sites is not incorporated by reference into this joint proxy statement/prospectus.

Magellan has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the issuance of the shares of Magellan common stock to be issued to Tellurian Investments stockholders pursuant to the merger. The registration statement, including the attached exhibits, contains additional relevant information about Magellan and the Magellan common stock. The rules and regulations of the SEC allow Magellan and Tellurian Investments to omit certain information included in the registration statement from this joint proxy statement/prospectus.

You can also obtain any document Magellan has filed with the SEC through the SEC’s website at the address described above, or Magellan will provide you with copies of these documents, without charge, upon written or oral request to:

Antoine J. Lafargue, Corporate Secretary

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

Telephone: (720) 484-2400

FINANCIAL STATEMENTS OF TELLURIAN INVESTMENTS

AND TELLURIAN SERVICES LLC

Historical Condensed Consolidated Financial Statements of Tellurian Investments Inc.

INDEX TO THE FINANCIAL STATEMENTS OF TELLURIAN INVESTMENTS INC.

TELLURIAN INVESTMENTS INC. - UNAUDITED FINANCIAL STATEMENTS

• Condensed Consolidated Balance Sheet as of September 30, 2016 (Successor) and Balance Sheet as of December 31, 2015 (Predecessor)	F-2

• Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2016 (Successor) and September 30, 2015 (Predecessor)	F-3

• Condensed Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2016 (Successor) and September 30, 2015 (Predecessor)	F-4

• Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2016 (Successor) and September 30, 2015 (Predecessor)	F-5

• Notes to Condensed Consolidated Financial Statements	F-6

Tellurian Investments Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	Successor	Predecessor
	September 30, 2016	December 31, 2015
Assets	(in thousands, except per-share amounts)
Current assets:
Cash and cash equivalents	$19,081	$589
Accounts receivable	76	10
Accounts receivable due from related parties	1,452	98
Prepaid expenses and other current assets	2,103	41

Total current assets	22,712	738
Property, plant and equipment:
Property, plant and equipment, net	1,241	148
Land	9,491	—

Total property, plant and equipment, net	10,732	148
Goodwill	1,190	—
Note receivable due from related party	251	251
Other non-current assets	787	—

Total Assets	$35,672	$1,137

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$19,496	$164
Accounts payable due to related parties	439	388
Note payable, current	1,000	—

Total current liabilities	20,935	552

Commitments and contingencies (Note 8)

Stockholders’ equity/members’ capital:
Members’ capital	—	585
Common stock, par value $0.001 per share; 200,000 shares authorized; 105,836 shares issued and outstanding as of September 30, 2016	101	—
Additional paid-in capital	82,503	—
Accumulated other comprehensive income	8	—
Accumulated deficit	(67,875)	—

Total stockholders’ equity/members’ capital	14,737	585

Total Liabilities and Stockholders’ Equity/Members’ Capital	$35,672	$1,137

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Tellurian Investments Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended September 30,
	2016 Successor	2015 Predecessor
	(in thousands, except per-share amounts)
Revenue	$—	$1,375
Revenue, related parties	—	216

Total revenue	—	1,591

Costs and expenses:
Operating expenses	30,422	236
General and administrative	37,737	1,013

Total operating costs and expenses	68,159	1,249

(Loss) Income from operations	(68,159)	342

Non-operating income:
Other income, net	118	—

(Loss) Income before income tax benefit	(68,041)	342
Provision for income tax benefit	166	—

Net (loss) income	$(67,875)	$342

Net loss per share:
Basic and diluted	$(1.05)

Weighted average shares outstanding:
Basic and diluted	64,599

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Tellurian Investments Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

	Members’ Equity	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
		Shares	Par value
	(in thousands, except share amounts)
Balance, January 1, 2015 (Predecessor)	$653	—	$—	$—	$—	$—	$653

Members’ distributions	(173)	—	—	—	—	—	(173)

Net income	342	—	—	—	—	—	342

Balance, September 30, 2015 (Predecessor)	$822	—	$—	$—	$—	$—	$822

Balance, January 1, 2016 (Successor)	$—	—	$—	$—	$—	$—	$—

Effect of the Acquisition	—	500,000	1	999	—	—	1,000

Issuance of shares	—	98,356,000	98	57,276	—	—	57,374

Issuances of restricted stock	—	5,075,000	—	—	—	—	—

Share-based compensation	—	1,905,000	2	24,228	—	—	24,230

Other comprehensive income	—	—	—	—	—	8	8

Net loss	—	—	—	—	(67,875)	—	(67,875)

Balance, September 30, 2016 (Successor)	$—	105,836,000	$101	$82,503	$(67,875)	$8	$14,737

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Tellurian Investments Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2016 Successor	2015 Predecessor
	(in thousands)
Cash flows from operating activities:
Net (loss) income	$(67,875)	$342
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	55	13
Loss on disposal of assets	37	—
Provision for income tax benefit	(170)	—
Share-based compensation	24,230	—
Changes in operating assets and liabilities:
Accounts receivable	(67)	40
Accounts receivable due from related parties	(243)	(9)
Prepaid expenses and other current assets	(2,074)	(7)
Accounts payable and accrued liabilities	17,519	440
Accounts payable due to related parties	63	(359)
Other, net	(787)	—

Net cash (used in) provided by operating activities	(29,312)	460

Cash flows from investing activities:
Purchases of property - land	(8,491)	—
Purchase of property, plant and equipment	(708)	(56)
Cash received in acquisition	210	—

Net cash used in investing activities	(8,989)	(56)

Cash flows from financing activities:
Proceeds from the issuance of common stock	58,886	—
Equity offering costs	(1,512)	—
Capital distributions	—	(173)

Net cash provided by (used in) financing activities	57,374	(173)

Effect of exchange rate changes on cash	8	—

Net change in cash and cash equivalents	19,081	231
Cash and cash equivalents, beginning of the year	—	258

Cash and cash equivalents, end of the year	$19,081	$489

Supplemental Disclosures:
Net cash paid for income taxes	$4	$6
Property, plant and equipment non-cash accruals	141	—
Land acquisition non-cash accruals	1,000	—

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Tellurian Investments Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 — ORGANIZATION AND DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Tellurian Investments Inc. (“Tellurian Investments” or “Successor”), formerly PLX Holdings LLC, was organized under Delaware law as a limited liability company on December 29, 2015, filed for conversion from a limited liability company to a privately-held Delaware corporation on February 23, 2016, and incurred less than five hundred dollars of costs related to its formation at inception.

Tellurian Investments owns a 100% membership interest in Tellurian LNG LLC, a Delaware limited liability company (“Tellurian LNG”), a 100% membership interest in Tellurian Services LLC, a Delaware limited liability company and a 100% ownership interest in Tellurian LNG UK Ltd. (“Tellurian LNG UK”). Tellurian LNG owns a 100% membership interest in Driftwood LNG LLC and Driftwood LNG Pipeline LLC (“Driftwood Pipeline”). Tellurian Investments is planning on developing, through Tellurian LNG and Tellurian LNG’s wholly owned subsidiaries, a liquefied natural gas (“LNG”) facility with liquefaction capacity of 26 million tonnes per annum on a single site in Calcasieu Parish, Louisiana (“Driftwood LNG”). Tellurian LNG UK had no operations from inception through September 30, 2016.

On June 3, 2016, Tellurian Investments, through its wholly-owned subsidiary Driftwood LNG LLC entered into an option agreement (the “Option”) for certain tracts of land and associated river frontage in connection with the land acquisition. The Option provides for an approximately three and one half-year option period whose exercise would provide for a 20-year lease term with six additional five-year extension options (see “Note 8, Commitments and Contingencies”).

On April 13, 2016, Tellurian Investments entered into a ground lease (the “Lease”) for a port facility adjacent to its Calcasieu Parish, Louisiana land providing for a four-year term, subject to a 50-year extension exercisable at the option of Tellurian Investments (see “Note 8, Commitments and Contingencies”).

On March 24, 2016, Tellurian Investments purchased certain tracts of land in Calcasieu Parish, Louisiana (the “Land Acquisition”), for a total consideration of $10 million, of which $9 million was paid in cash at closing and an additional $1 million is due in December 2016. Transaction costs related to this purchase totaled $39 thousand.

At this time, the liabilities of Tellurian Investments, other than those arising from the Land Acquisition, the Lease, the Option and property plant and equipment are obligations related to organizational and operating expenses, primarily for management, investment banking, legal and accounting services.

Tellurian Services LLC, formerly known as Parallax Services LLC (“Tellurian Services” or the “Predecessor”), organized under Delaware law as a limited liability company, was formed on December 18, 2013. Tellurian Services was formed primarily to engage in LNG-specific consulting services as well as back-office and general and administrative support services to Parallax Enterprises LLC (“Parallax Enterprises”) and Parallax Energy LLC (“Parallax Energy”) (see “Note 4, Transactions with Related Parties”).

On April 9, 2016, Tellurian Investments acquired Tellurian Services in an all-stock transaction with consideration totaling $1.234 million and acquisition costs of approximately $30 thousand (“the acquisition”). Tellurian Services has been deemed to be the accounting predecessor in this transaction (see “Note 3, Acquisition”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from these estimates. Changes in estimates are recorded prospectively.

Interim financial statements

The condensed consolidated Successor financial statements for the nine months ended September 30, 2016 and condensed Predecessor financial statements for the nine months ended September 30, 2015 included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Management believes that the interim financial statements reflect all adjustments necessary for a fair presentation of the results of the interim periods. Such adjustments are considered to be of a normal recurring nature. Results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the results of operations that will be realized for the year ended December 31, 2016.

Cash and Cash Equivalents

Tellurian Investments considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and typically exceed federally insured limits.

Accounts Receivable

Accounts receivable are generated primarily from cost reimbursements as a result of back-office and general and administrative support services with related parties. Tellurian Investments routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for amounts not expected to be fully recovered. Tellurian Investments has not provided an allowance for doubtful accounts based on management’s expectations that all receivables will be fully collected. The need for an allowance is determined based upon reviews of individual accounts, historical losses, existing economic conditions and other pertinent factors. No bad debt expense was recorded for the nine months ended September 30, 2016 or the nine months ended September 30, 2015.

Transactions with Related Parties

Tellurian Investments has receivables with related parties as a result of back-office and general and administrative support services provided and payables as a result of timing of deposits made in advance of services to be provided. Tellurian Investments does not consider the accounts or notes receivable from related parties to be uncollectible.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents. Tellurian Investments maintains cash balances at financial institutions, which may at times be in excess of federally insured levels. Tellurian Investments has not incurred losses related to these balances to date.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for construction activities, major renewals and betterments that extend the useful life of an asset are capitalized, while expenditures for maintenance and repairs and general and administrative activities are expensed as incurred. Tellurian Investments depreciates property, plant and equipment using the straight-line depreciation method. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses are recorded in operating expenses.

Management tests property, plant and equipment for impairment whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets for purposes of assessing recoverability. Recoverability generally is determined by comparing the carrying value of the asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, the amount of impairment loss is measured as the excess, if any, of the carrying value of the asset over its estimated fair value.

At September 30, 2016, property, plant and equipment consisted primarily of land, buildings, leasehold improvements, office furniture and equipment. At December 31, 2015, property, plant and equipment consisted primarily of leasehold improvements related to Tellurian Services’ office lease, office furniture and equipment (see “Note 6, Property, Plant and Equipment”).

Income Taxes

Tellurian Investments accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, “Accounting for Income Taxes” (“ASC 740”), which requires an asset and liability approach for financial accounting and reporting of income taxes. Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to impact taxable income. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Tellurian Investments recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such determination, Tellurian Investments considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, Tellurian Investments begins with historical results adjusted for the results of changes in accounting policies and Tellurian Investments incorporates assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income. The assumptions Tellurian Investments uses are consistent with the plans and estimates Tellurian Investments uses to manage the underlying businesses. If Tellurian Investments determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, Tellurian Investments would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Tellurian Investments recognizes tax liabilities in accordance with ASC 740, and adjusts those liabilities when judgments change as a result of evaluation of new information not previously available. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from Tellurian Investments’ current estimate of its tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

As required by the uncertain tax position guidance in ASC 740, Accounting for Uncertainty in Income Taxes, Tellurian Investments recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, Tellurian Investments applied the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations remained open.

Tellurian Investments recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying Condensed Consolidated Statements of Operations. Accrued interest and penalties are included on the related tax liability line in the Condensed Consolidated Balance Sheets.

Accounting for LNG Activities

Although Driftwood LNG has incurred costs as of September 30, 2016, the funding necessary to complete the project has not been secured. Until the affirmative final investment decision (“FID”) by Tellurian Investments’ Board of Directors to move forward with the project occurs, Tellurian Investments does not consider the project probable to occur, and project-related start-up costs are expensed as incurred.

FID represents a decision by Tellurian Investments’ Board of Directors to move forward with Driftwood LNG, the project site and construction thereon.

Tellurian Investments will begin capitalizing the costs of its LNG terminals and related pipelines once Driftwood LNG’s FID criteria have been met. Prior to meeting these criteria, most of the costs associated with a project are expensed as incurred. These costs primarily include professional fees associated with front-end engineering and design work, costs of securing necessary regulatory approvals, and other preliminary investigation and development activities related to Tellurian Investments’ LNG terminals and related pipelines.

Generally, costs that are capitalized prior to a project meeting the criteria otherwise necessary for capitalization include: land costs that are capitalized as property, plant and equipment, the Lease prepayments are included in Prepaid expenses and other current assets, and the Option payments have been capitalized in Other non-current assets. Any prepaid costs of the Lease and the Option will be capitalized and reclassified to property, plant and equipment and subsequently amortized over the life of the lease once obtained. If no lease is obtained, the costs are expensed.

Goodwill

At September 30, 2016, Tellurian Investments had $1.190 million of goodwill associated with the acquisition of the Predecessor. Goodwill represents the excess of purchase price over fair value of the assets of the business acquired (see “Note 3, Acquisition”).

Tellurian Investments determines its reporting unit by identifying each unit that engaged in business activities from which it may earn revenues and incur expenses, had operating results regularly reviewed by the chief operating decision maker for purposes of resource allocation and performance assessment, and had discrete financial information.

Tellurian Investments tests goodwill for impairment annually on October 1, or more frequently as circumstances dictate. Tellurian Investments utilizes the optional qualitative assessment to determine the likelihood of whether the fair value of the reporting unit is greater than its carrying amount. Tellurian Investments considers the results of this assessment as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If the results of the qualitative test indicate potential impairment, Tellurian Investments may compare its estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, Tellurian Investments performs the second step of the goodwill impairment test to measure the amount of goodwill impairment loss to be recorded, as necessary. The second step compares the implied fair value of the reporting unit’s goodwill to the carrying value, if any, of that goodwill. Tellurian Investments determines the implied fair value of the goodwill in the same manner as determining the amount of goodwill to be recognized in a business combination.

As discussed above regarding Tellurian Investments’ use of estimates, Tellurian Investments’ judgments and assumptions are inherent in its estimate of future cash flows used to determine the estimate of the reporting unit’s fair value. The use of alternate judgments and/or assumptions could result in the recognition of impairment charges in the financial statements. A lower fair value estimate in the future could result in an impairment of goodwill. Factors that could trigger a lower fair value estimate include significant negative industry or economic trends, cost increases, disruptions to Tellurian Investments’ business, regulatory or political environment changes or other unanticipated events.

Share-based Compensation

Tellurian Investments has awarded share-based compensation in the form of stock and restricted stock units that are more fully described in “Note 7, Share-Based Compensation”. Tellurian Investments recognizes share-based compensation at fair value on the date of grant. The fair value is recognized as expense over the requisite service period. For equity-classified share-based compensation awards (unrestricted stock grants, restricted stock to employees and discounted share purchases for executive officers), compensation cost is recognized based on the grant-date fair value of Tellurian Investments’ common stock and not subsequently remeasured. The fair value is recognized as expense using the straight-line basis for awards that vest based on service and market conditions and using the accelerated recognition method for awards that vest based on performance conditions.

Tellurian Investments estimates the service periods for performance awards utilizing a probability assessment based on when it expects to achieve the performance conditions. Compensation cost is subsequently adjusted quarterly to reflect the updated estimated payout levels based on the changes in Tellurian Investments’ stock price.

Recently Adopted Guidance

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, Compensation-Stock Compensation (Topic 718). This ASU simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU are effective for public entities for annual and interim periods beginning after December 15, 2016. Various transition methods are prescribed depending on the aspect of accounting impacted by the amended guidance. Early adoption is permitted. The retroactive adoption to January 1, 2016 of this amendment did not have a material impact on Tellurian Investments’ condensed consolidated financial statements and did not apply to historical periods of the Predecessor.

Accounting Guidance Issued but Not Adopted as of September 30, 2016

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update provides guidance concerning the recognition and measurement of revenue from contracts with customers. Its objective is to increase the usefulness of information in the financial statements regarding the nature, timing, and uncertainty of the use of revenues. The update, after a deferral by one year in August 2015 by the FASB, subsequently issued as ASU 2015-14 Revenue from Contracts with Customers (Topic 606), is effective for Tellurian Investments for the annual period ending after December 15, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. Tellurian Investments has not yet selected a transition method and is evaluating the potential impact this standard will have on its condensed consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The update provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The update is effective for financial statements issued for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The standard will be adopted prospectively, and Tellurian Investments does not expect the update to have a significant impact on its condensed consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this ASU eliminate the current requirement for entities to present deferred taxes as a net current asset or liability and net noncurrent asset or liability. Under the new guidance, all deferred tax assets and liabilities, along with the related valuation allowances, should be classified as noncurrent on the balance sheet. The amendments in this update may be applied either prospectively or retrospectively and is effective for annual and interim periods beginning after December 15, 2016 with early adoption permitted. Tellurian Investments is evaluating the potential impact this new standard will have on its condensed consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. The update requires lessees to recognize lease assets and lease liabilities on the statement of financial position. The update is effective for financial statements issued for annual periods beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. Tellurian Investments is evaluating the potential impact this new standard will have on its condensed consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The update is effective for financial statements issued for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. The amendments in this update will be applied using a retrospective transition method to each period presented. Early adoption is permitted. Tellurian Investments is evaluating the potential impact this new standard will have on its consolidated financial statements and related disclosures.

NOTE 2 — LIQUIDITY CONSIDERATIONS AND GOING CONCERN

Tellurian Investments’ business does not have sufficient working capital to sustain operations for the next 12 months, which raises substantial doubt about its ability to continue as a going concern. At present, Tellurian Investments’ cash flow is solely dependent upon the funds received from outside investors. Tellurian Investments’ management expects the ability to access capital markets as a result of the planned merger with Magellan Petroleum Corporation (“Magellan”). Management believes the ability to raise additional capital will alleviate the substantial doubts about its ability to continue as a going concern. Tellurian Investments will need significant funding to develop the Driftwood LNG terminal and the Driftwood pipeline, as well as for working capital requirements and other operating and general corporate purposes.

The significant risks and uncertainties described above raise substantial doubt about Tellurian Investments’ ability to continue as a going concern. The condensed consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty.

NOTE 3 — ACQUISITION

On April 9, 2016, Tellurian Investments acquired Tellurian Services in consideration totaling $1.234 million and acquisition costs of approximately $30 thousand related primarily to legal and accounting services. Tellurian Services was formed primarily to engage in LNG-specific consulting services as well as back-office and general and administrative support services to Parallax Enterprises and Parallax Energy. The transaction has been accounted for using the acquisition method in accordance with ASC 805, Business Combinations. The purchase price was allocated to the assets acquired and liabilities assumed as follows (in thousands):

Consideration:
Elimination of related party payable due to Tellurian Investments	$234
Equity purchase price	1,000

Total consideration	1,234

Fair values of liabilities assumed:
Related party accounts payable	376
Accounts payable	519

Amount attributable to liabilities assumed	895

Fair values of assets acquired:
Cash	210
Accounts receivable	9
Related party accounts receivable	128
Prepaid expenses	28
Related party note receivable	251
Property, plant and equipment	483

Amounts attributable to assets acquired	1,109
Deferred tax liability as a result of acquisition	170

Goodwill	$1,190

Equity consideration related to the acquisition was valued at April 9, 2016 at $2.00 per share of common stock. A total of 500,000 shares of common stock were exchanged for the entire members’ equity of Tellurian Services. Additionally, a related party payable due to Tellurian Investments by a Tellurian Services member was eliminated.

An allocation of purchase consideration related to the Tellurian Services acquisition was prepared with an effective date of April 9, 2016 utilizing the cost approach to determine the replacement cost of certain tangible fixed assets, using sources including valuation services providers, the Bureau of Labor Statistics, discussions with management, and other published data. The fair value of the remaining assets was determined to approximate fair value.

The following pro forma amounts represent Tellurian Investments’ results of operations with appropriate adjustments which are expected to have a continuing impact, resulting from the application of acquisition method accounting. The unaudited pro forma information is provided for information purposes only and is not necessarily indicative of what Tellurian Investments’ results of operation would have been if the acquisition occurred on January 1, 2016:

	For the nine months ended September 30, 2016
	(in thousands except per-share amounts)
	As Reported	Pro Forma Adjustment		Pro Forma
Revenues	$—	$—		$—
Net loss	(67,875)	(655)	(a)	(68,530)
Net loss per basic share	$(1.05)			$(1.06)
Basic and diluted weighted average common shares outstanding	64,599			64,716

(a)	Pro Forma adjustment for the historical net loss of Tellurian Services of $638 thousand prior to the acquisition less the services fees that were charged to subsidiaries of Tellurian Investments of $17 thousand.

NOTE 4 — TRANSACTIONS WITH RELATED PARTIES

In 2016, Tellurian Investments incurred a liability related to U.S. federal income tax withholdings on issued share-based compensation. Tellurian Investments entered into agreements with the employees that were issued compensation to receive payment via wage withholdings if the tax liability is not settled by the employee.

As of September 30, 2016, Tellurian Investments, as a result of its Predecessor, has ongoing agreements with entities to provide certain general administrative and management services for a term of one year with automatic yearly extensions, including, without limitation, the sourcing, structuring and negotiation of potential business acquisitions and customer contracts (“the Agreements”).

Under each Agreement, Tellurian Investments is compensated by each entity for its services with a fee equal to $25 thousand, paid annually. The total revenue recorded under the Agreements for the nine months ended September 30, 2016 and 2015 were approximately $24 and $216 thousand, respectively, recorded within Other income for the Successor period and Revenue, related parties for the Predecessor period within the Condensed Consolidated Statements of Operations.

All activity conducted under the Agreements is included in Accounts receivable due from related parties and Accounts payable due to related parties on the Condensed Consolidated Balance Sheets and within Revenues from related parties and Other income on the Condensed Consolidated Statements of Operations.

The outstanding balances as of September 30, 2016 in Accounts receivable due from related parties and Accounts payable due to related parties are related to the general administrative and management services provided to Parallax Energy and its subsidiaries. Parallax Energy and its subsidiaries are 100% owned entities of Mr. Martin Houston, a shareholder and Executive Vice Chairman of Tellurian Investments. The balance in Accounts receivable due from related parties is a result of the acquisition of the Predecessor and a result of service fees earned. The balance in Accounts payable due to related parties is a result of the acquisition of the Predecessor (see “Note 3, Acquisition”).

The outstanding balance as of September 30, 2016 in Accounts payable due to related parties for Parallax Enterprises and its subsidiaries is a result of the acquisition of the Predecessor. Parallax Enterprises is owned by executive officers of Tellurian Investments (see “Note 3, Acquisition”).

The outstanding balances as of December 31, 2015 in Accounts receivable due from related parties and Accounts payable due to related parties are related to general administrative and management services provided to Parallax Enterprises and its subsidiaries. The Predecessor also provided general administrative and management services to Tellurian Investments in which Mr. Martin Houston, a member of the Predecessor, is a shareholder and Executive Vice Chairman. Parallax Enterprises and its subsidiaries are owned by four executive officers of the Predecessor. Two of the four officers, Mr. Martin Houston and Mr. Christopher Daniels, were also members of the Predecessor.

Tellurian Investments had the following outstanding accounts receivable and accounts payable to related parties:

Accounts receivable due from related parties	As of September 30, 2016	As of December 31, 2015
	(in thousands)
Parallax Enterprises (1)	$—	$951
Parallax Energy	134	97
Parallax Fund V Investco LLC	2	1
Employee	1,316	—

Total accounts receivable due from related parties	$1,452	$1,049

Accounts payable due to related parties	As of September 30, 2016	As of December 31, 2015
	(in thousands)
Parallax Enterprises (1)	$297	$1,257
Parallax Energy	142	82

Total accounts payable due to related parties	$439	$1,339

(1)	The Parallax Enterprises LLC related party payable amounts as of December 31, 2015 are netted on the balance sheet by the amounts due to the Company.

In November 2015, the Predecessor issued an interest-free $251 thousand note receivable to Mr. Martin Houston, a 50% member of the Predecessor. The note was used to provide the collateral required to secure a $500 thousand line of credit as part of a covenant related to the office lease. See “Note 8, Commitments and Contingencies,” for additional information about the office lease.

NOTE 5 — STOCKHOLDERS’ EQUITY

Tellurian Investments’ operations are governed by the provisions of its Certificate of Incorporation. There are no current outstanding equity commitments of the stockholders.

All stockholders’ equity at September 30, 2016 resulted from various private placements of Tellurian Investments’ common stock, the acquisition of Tellurian Services (see “Note 3, Acquisition”)

and discounted purchases by employees (see “Note 7, Share-based Compensation”). Private placements and initial funding provided proceeds of $58.886 million. Equity offering costs of $1.512 million were incurred related to the private placements that occurred during the nine months ended September 30, 2016. Equity offering costs are represented within Additional paid-in capital on the balance sheet.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

Property, plant and equipment	September 30, 2016	December 31, 2015
	(in thousands)
Buildings	$549	$—
Leasehold improvements	204	39
Computer and office equipment	94	—
Furniture and fixtures	399	131
Construction in progress	50	—
Accumulated depreciation	(55)	(22)

Total property plant and equipment, net	$1,241	$148

Tellurian Investments, through its wholly-owned subsidiary Driftwood LNG LLC, purchased certain tracts of land in Calcasieu Parish, Louisiana in exchange for $10 million in consideration (the “Land Acquisition”) on March 24, 2016. Approximately $1 million of the total consideration is due and payable December 2016 and was accrued within Note payable, current, on the balance sheet. The Land Acquisition has been accounted for as an asset purchase and recorded at the purchase price and allocated between land and buildings based upon their relative fair values at the date of acquisition. Fair value was determined based on a replacement cost approach which contemplates the cost to construct improvements with equivalent utility to the subject, using modern materials and current standards, design, and layout. Estimates of replacement cost for the purpose of developing a market value opinion include three components: direct costs, indirect costs (also known as soft costs) and entrepreneurial profit. In making estimates of fair value, Tellurian Investments used published results of an appraisal report provided by third party valuation experts. Due to the significance of the of unobservable inputs utilized, Tellurian Investments has determined that such fair value measures are classified as Level 3 of the fair value hierarchy. At September 30, 2016 the allocation between land and buildings was $9.491 million and $549 thousand, respectively.

Property, plant and equipment is depreciated using the straight-line depreciation method. Depreciation expense of $55 thousand and $13 thousand for the nine months ended September 30, 2016 and 2015, respectively, is recorded within Operating expenses on the income statements. The estimated useful lives within property, plant and equipment are between 3 and 30 years, as follows:

•	Buildings — 30 years

•	Leasehold improvements — 10 years

•	Computer and office equipment — 3-5 years

•	Furniture and fixtures — 5-15 years

NOTE 7 — SHARE-BASED COMPENSATION

Tellurian Investments has granted stock and restricted stock to employees under the Tellurian Investments Inc. 2016 Omnibus Incentive Plan (the “Plan”). The maximum number of shares of Tellurian Investments’ common stock reserved for issuance under the Plan is 30,000,000. As of September 30, 2016, there were 22,770,000 shares remaining available for issuance.

For the nine months ended September 30, 2016, Tellurian Investments recognized stock-based compensation expense related to unrestricted stock and equity-classified share-based compensation awards of $24.2 million. The estimated fair value of all share-based compensation granted in the nine months ended September 30, 2016 is between $2.00 and $3.50 per share, which represents the private placement price for equity sales and third-party valuations. Stock-based compensation expense is reflected in General and administrative expenses in Tellurian Investments’ Condensed Consolidated Statements of Operations.

Stock Compensation Granted In Conjunction with the Plan

As of September 30, 2016, 5,075,000 restricted shares and 2,155,000 shares of unrestricted common stock were granted and issued under the Plan. Share-based compensation expense of $6.5 million related to the unrestricted common stock granted under the plan was recognized during the nine months ended September 30, 2016. The restricted stock awards vest upon FID. As of September 30, 2016, Tellurian Investments does not believe this event is considered probable of occurring at this time and therefore has not recorded share-based compensation expense related to the restricted stock awards.

The restrictions on all of the restricted stock awards will expire upon the affirmative FID; provided, however, such restrictions will expire on such date only if:

•	the employee maintains continuous service from the date of the grant through the applicable vesting date; or

•	the employee’s continuous service is terminated by Tellurian Investments without cause or by the employee for good reason and in either event the FID occurs within five years after such termination.

For purposes of the restricted stock, FID means a decision by Tellurian Investments’ Board of Directors to move forward with a project, the project site and construction thereon, following (i) determination by Tellurian Investments that such site has met the appropriate suitability criteria, (ii) Tellurian Investments securing a long-term option on such site, (iii) Tellurian Investments securing financing deemed sufficient by the Board of Directors, and (iv) the completion of the front-end engineering and design process.

Stock Compensation Granted Outside the Plan

In March 2016, Tellurian Investments’ Board of Directors granted a total of 1,750,000 shares of vested stock to various employees. The vested stock was granted prior to the existence of the Plan. The estimated fair value of these awards on the grant date was determined to be $2.00 per share.

In April 2016, Tellurian Investments’ Board of Directors allowed 1,050,000 shares to be purchased at a discount by two executive officers as a form of compensation. The difference between the purchase price of $0.50 and the estimated fair value is recorded as compensation to the officer. The estimated fair value of these awards on the grant date was determined to be $2.00 per share.

In August 2016, Tellurian Investments’ Board of Directors allowed 4,500,000 shares to be purchased at a discount by an executive officer as a form of compensation. The difference between the purchase price of $2.00 and the estimated fair value is recorded as compensation to the officer. The estimated fair value of these awards on the grant date was determined to be $3.50 per share.

In September 2016, Tellurian Investments’ Board of Directors allowed 2,000,000 shares to be purchased at a discount by an executive officer as a form of compensation. The difference between the purchase price of $0.50 and the estimated fair value is recorded as compensation to the officer. The estimated fair value of these awards on the grant date was determined to be $3.45 per share.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Leases and Contractual Commitments

Tellurian Investments’ contractual obligations pertain to land and office leases, and various sponsorship and subscription agreements. Future non-cancelable commitments related to these obligations as of September 30, 2016 are presented below (in thousands):

	Remainder 2016	2017	2018	2019	2020	2021	Thereafter	Total
Office lease	$256	$1,952	$1,961	$1,981	$2,001	$2,021	$7,570	$17,742
Land lease and option	—	966	966	1,204	—	—	—	3,136
Notes payable	1,000	—	—	—	—	—	—	1,000
Other	744	553	107	—	—	—	—	1,404

Total leases and contractual commitments	$2,000	$3,471	$3,034	$3,185	$2,001	$2,021	$7,570	$23,282

Office Lease

Tellurian Investments entered into a ten-year lease for its corporate headquarters located in Houston, Texas as well as a five-year lease for a sales office located in London, United Kingdom. Rent expense of $271 thousand was recognized for the nine months ended September 30, 2016 in General and administrative within the Condensed Consolidated Statements of Operations.

Land Lease and Option

On April 13, 2016, Tellurian Investments, through its wholly-owned subsidiary Driftwood LNG LLC, entered into a ground lease (the “Lease”) for a port facility adjacent to the land acquired in the Land Acquisition. The Lease provides for a four-year term, subject to a 50-year extension.

On June 3, 2016 Tellurian Investments, through its wholly-owned subsidiary Driftwood LNG LLC, entered into an option agreement (the “Option”) for certain tracts of land and associated river frontage in connection with the Land Acquisition. The Option provides for an approximately three and one-half year option period whose exercise would provide for a 20-year lease term with six additional five-year extension options.

Notes Payable

Tellurian Investments has a note payable of $1 million due December 2016 related to the Land Acquisition.

Other

Tellurian Investments has various sponsorship commitments in Europe and Asia throughout the remainder of 2016, 2017, and 2018 as well as subscription agreements with various industry trade publications and pricing services to provide general market intelligence and commodity price data.

Legal Matters

Bonini-Kettlety Lawsuit

On May 23, 2016, Simon Bonini and Paul Kettlety (“Bonini and Kettlety”) filed a lawsuit against Tellurian Investments and Tellurian Services, along with each of Messrs. Houston and Daniels and certain entities in which each of Messrs. Houston and Daniels own membership interests, as applicable, in the District Court of Harris County, Texas, alleging among other things, breach of contract, promissory estoppel, quantum meruit, fraud/fraudulent concealment, negligent misrepresentation, breach of fiduciary duty, usurpation/diversion of corporate opportunity, conversion, civil conspiracy and implied partnership.

Bonini and Kettlety allege that there was a binding agreement between Bonini and Kettlety and Messrs. Houston and Daniels to sell an interest in Parallax Enterprises to Bonini and Kettlety and that the ultimate proposed ownership of Parallax Enterprises which was agreed to by Messrs. Houston, Daniels and two other members of Parallax Enterprises did not reflect the parties’ agreement. Bonini and Kettlety allege that their agreed upon ownership in Parallax Enterprises (14.3%, each) exceeded what was ultimately offered to them (9.9%, each) and that the ultimate proposal subjected them to certain management, ownership and redemption terms to which they had not agreed. Bonini and Kettlety are seeking damages in excess of $168 million.

Although Tellurian Investments believes the claims of Bonini and Kettlety are without merit, and Tellurian Investments intends to engage in a vigorous defense of this litigation, Tellurian Investments may not ultimately be successful and any potential liability Tellurian Investments may incur is not reasonably estimable. Even if Tellurian Investments is successful, however, in the defense of this litigation, Tellurian Investments could incur costs, and suffer both an economical loss and an adverse impact on reputation, which could have a material adverse effect on Tellurian Investments’ business.

Contingency Loss

Part of the compensation paid to employees for services was in the form of non-cash compensation, the value of which compensation is not certain for taxable wages. Tellurian Investments has accrued $2.56 million as wage withholding for these matters and believes the estimated liability is adequate to cover the ultimate resolution. We record liabilities for contingent losses in accordance with ASC Topic 450, “Contingencies” (“ASC 450”). Under ASC 450, a loss contingency is recorded if a loss is probable and can be reasonably estimated. We record probable loss contingencies based on the best estimate of the loss. If a range of loss can be reasonably estimated, but no single amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range is accrued. These estimates are initially developed earlier than when the ultimate loss is known, and the estimates are adjusted if additional information becomes known.

NOTE 9 — ACCOUNTS PAYABLE AND ACCRUED LIABILITITES

Accounts payable

At September 30, 2016, approximately $3.593 million of accounts payable related to engineering procurement and construction related to Driftwood LNG and approximately $169 thousand of legal fees.

At December 31, 2015, approximately $81 thousand of accounts payable related to expenses to be reimbursed to employees.

Accrued expenses

At September 30, 2016, approximately $7.778 million was accrued related to payroll and amounts related to compensation expense.

At December 31, 2015, approximately $6 thousand related to accrued state taxes and $4 thousand related to accounting professional fees.

NOTE 10 — EMPLOYEE BENEFITS

Tellurian Investments has a defined contribution plan (“401(k) Plan”) which allows eligible employees to contribute up to 100% of their compensation up to the IRS maximum. Tellurian Investments matches each employee’s salary deferrals (contributions at 100%) up to 6% of compensation and may make additional contributions at its discretion. Employees are immediately vested in the contributions made by us. The Successor’s contributions to the 401(k) Plan were $48 thousand for the nine months ended September 30, 2016 and no contribution was made by the Predecessor in the nine months ended September 30, 2015. The Predecessor’s 401(k) plan was implemented in September 2015. Tellurian Investments has made no discretionary contributions to the 401(k) Plan to date.

NOTE 11 — EARNINGS PER COMMON SHARE DATA

Basic earnings per share are based upon the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the effect of certain stock awards and other equity-based compensation awards. There are 5.1 million restricted common shares that are excluded from the calculation of net loss per share, as their effect would be anti-dilutive for the nine months ended September 30, 2016.

Earnings per share data and dividends declared per share of common stock are as follows:

Nine Months Ended September 30, 2016
(in thousands, except per-share amounts)
Numerator:
Net loss	$(67,875)

Denominator:
Basic weighted average common shares outstanding	64,599

Loss per share:
Basic and diluted	$(1.05)

NOTE 12 — INCOME TAXES

The sources of loss from operations before income taxes for both Successor and Predecessor for the nine months ended September 30, 2016 and 2015, respectively, were as follows:

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Domestic	$(67,799)	$—
Foreign	(242)	—

Total loss before income taxes	$(68,041)	$—

Income Tax Provision

The provision for income tax benefit consisted of the following:

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Current:
Federal	$—	$—
State	4	—
Foreign	—	—

Total	4	—

Deferred:
Federal	(170)	—
State	—	—
Foreign	—	—

Total	(170)	—

Income tax benefit	$(166)	$—

Effective and Statutory Rate Reconciliation

The differences between income taxes expected at the U.S. federal statutory income tax rate of 35% and the reported income tax (benefit) expense are summarized as follows:

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Income tax benefit at federal statutory rate	$(23,814)	$—
Share-based compensation	2,430	—
Other permanent differences	99	—
Increase in valuation allowance	21,119	—

Tax benefit	$(166)	$—

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

Significant components of deferred tax assets and liabilities are comprised of the following:

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Property, plant and equipment	$(137)	$—
Capitalized start-up costs	9,467	—
Compensation and benefits	1,758	—
Capitalized engineering costs	10,031	—

	21,119	—
Less valuation allowance	(21,119)	—

Deferred tax assets, net	$—	$—

Deferred income tax assets and liabilities resulted principally from capitalized engineering cost, capitalized start-up costs, property plant and equipment and compensation accruals. Deferred tax assets and deferred tax liabilities are classified as non-current in Tellurian Investments’ balance sheet.

ASC 740 requires that Tellurian Investments reduce its deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. As Tellurian Investments has not yet begun generating revenues or performing the activities for which it was organized, Tellurian Investments established a full valuation allowance of $21.1 million in the period ended September 30, 2016, against its net deferred tax assets in excess of the deferred tax liabilities.

As of September 30, 2016, Tellurian Investments had no unrecognized tax benefits. Tellurian Investments is subject to income taxes in the U.S. federal and various states jurisdictions and the United Kingdom. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Tellurian Investments reviews income tax positions expected to be taken in income tax returns to determine if there are any income tax uncertainties. Tellurian Investments recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by taxing authorities, based on the technical merits of the positions. Tellurian Investments recognizes interest and penalties, if any, in the period in which they occur in income tax expense.

NOTE 13 — SUBSEQUENT EVENTS

Tellurian Investments evaluated subsequent events for appropriate accounting and disclosure through December 12, 2016.

On June 7, 2016, Akkida Group, L.P. (“Akkida”) filed a lawsuit against three parties, including the Predecessor, in the District Court of Harris County, Texas, alleging several causes of action. On November 21, 2016, without admitting liability, the parties agreed to a settlement in principle related to this matter for an immaterial amount. The settlement amount is recognized in the accompanying Condensed Consolidated Statements of Operations.

On November 23, 2016, Tellurian Investments issued 5,467,851 shares of $0.001 per share par value Series A Preferred Stock (the “Preferred Stock”) to GE Oil & Gas, Inc. for an aggregate purchase price of $25 million. Net proceeds from the issuance of the Preferred Stock will be used to partially fund capital expenses and other costs related to Driftwood LNG and other general corporate purposes. The Preferred Stock is classified as an equity instrument, but Tellurian Investments is still completing its analysis to determine whether any unrelated embedded derivatives exist and may require bifurcation. In the event bifurcation of an embedded derivative is required, Tellurian Investments will allocate proceeds from the issuance of the Preferred Stock equal to the value of the embedded derivative to a derivative liability, with the remainder of the proceeds being allocated to the shares of Preferred Stock. The value of the embedded derivative will be reassessed at each reporting period, with the change in value being recorded in earnings. Tellurian Investments anticipates that any required recording of the bifurcated derivative will be insignificant to the consolidated financial statements.

Historical Consolidated Financial Statements of Tellurian Services LLC

INDEX TO THE FINANCIAL STATEMENTS OF TELLURIAN SERVICES LLC

TELLURIAN SERVICES LLC - AUDITED FINANCIAL STATEMENTS

• Independent Auditors’ Report	F-25
• Balance Sheets as of April 9, 2016, December 31, 2015 and 2014	F-26
• Statements of Operations for the Period from January 1, 2016 to April 9, 2016 and the Years Ended December 31, 2015 and 2014	F-27
• Statements of Members’ Capital for the Period from January 1, 2016 to April 9, 2016 and the Years Ended December 31, 2015 and 2014	F-28
• Statements of Cash Flows for the Period from January 1, 2016 to April 9, 2016 and the Years Ended December 31, 2015 and 2014	F-29
• Notes to Financial Statements	F-30

INDEPENDENT AUDITORS’ REPORT

To the Member of Tellurian Services LLC:

We have audited the accompanying financial statements of Tellurian Services LLC (the “Company”), which comprise the balance sheets as of April 9, 2016, December 31, 2015, and December 31, 2014, and the related statements of operations, members’ capital, and cash flows for the period from January 1, 2016 to April 9, 2016 and for the years ended December 31, 2015 and 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tellurian Services LLC as of April 9, 2016, December 31, 2015, and December 31, 2014, and the results of its operations, members’ capital and its cash flows for the period from January 1, 2016 to April 9, 2016 and for the years ended December 31, 2015 and 2014, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

September 30, 2016

Tellurian Services LLC

Balance Sheets

	April 9, 2016	December 31,
		2015	2014
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$210	$589	$258
Accounts receivable	9	10	49
Accounts receivable due from related parties	130	98	1,075
Prepaid expenses and other current assets	28	41	22

Total current assets	377	738	1,404

Property, plant and equipment, net	480	148	111
Note receivable due from related party	251	251	—

Total Assets	$1,108	$1,137	$1,515

Liabilities and Members’ Capital
Current liabilities:
Accounts payable and accrued liabilities	$519	$164	$400
Accounts payable due to related parties	642	388	462

Total current liabilities	1,161	552	862

Commitments and contingencies (Note 4)

Members’ capital:
Members’ capital	22	22	22
Accumulated (deficit) earnings	(75)	563	631

Total members’ capital	(53)	585	653

Total Liabilities and Members’ Capital	$1,108	$1,137	$1,515

The Notes to the Financial Statements are an integral part of these statements.

Tellurian Services LLC

Statements of Operations

	For the period from January 1, 2016 through April 9, 2016	For the Year Ended December 31,
		2015	2014
	(in thousands)
Revenue	$—	$1,375	$1,376
Revenue, related party	31	311	84

Total revenue	31	1,686	1,460

Costs and expenses:
Operating expenses	52	263	129
General and administrative	617	1,318	700

Total operating expenses	669	1,581	829

(Loss) income from operations	(638)	105	631

Net (loss) income	$(638)	$105	$631

The Notes to the Financial Statements are an integral part of these statements.

Tellurian Services LLC

Statement of Members’ Capital

	Members’ Capital	Accumulated (Deficit) Earnings	Total Members’ Capital
	(in thousands)
Balance, January 1, 2014	$—	$—	$—

Members’ contribution	22	—	22

Net income	—	631	631

Balance, December 31, 2014	22	631	653

Members’ distributions	—	(173)	(173)

Net income	—	105	105

Balance, December 31, 2015	22	563	585

Net loss	—	(638)	(638)

Balance, April 9, 2016	$22	$(75)	$(53)

The Notes to the Financial Statements are an integral part of theses financial statements.

Tellurian Services LLC

Statements of Cash Flows

	For the period from January 1, 2016 through April 9, 2016	For the Year Ended December 31,
		2015	2014
	(in thousands)
Cash flows from operating activities:
Net (loss) income	$(638)	$105	$631
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	8	18	4
Related party bad debt expense	—	102	—
Loss on disposal of assets	3	—	—
Changes in operating assets and liabilities:
Accounts receivable	1	39	(49)
Accounts receivable due from related party	(32)	875	(1,075)
Prepaid expenses and other current assets	13	(19)	(22)
Accounts payable and accrued liabilities	281	(236)	400
Accounts payable due to related party	253	(74)	462

Net cash provided by (used in) operating activities	(111)	810	351

Cash flows from investing activities:
Purchase of property and equipment	(268)	(55)	(115)
Notes receivable due from related party	—	(251)	—

Net cash used in investing activities	(268)	(306)	(115)

Cash flows from financing activities:
Proceeds from the issuance of member interest	—	—	22
Distributions	—	(173)	—

Net cash provided by (used in) financing activities	—	(173)	22

Net change in cash and cash equivalents	(379)	331	258
Cash and cash equivalents, beginning of the year	589	258	—

Cash and cash equivalents, end of the year	$210	$589	$258

Supplemental Disclosures:
Net cash paid for income taxes	$—	$7	$—
Property, plant and equipment non-cash accruals	75	—	—

The Notes to the Financial Statements are an integral part of these statements.

Tellurian Services LLC

Notes to Financial Statements

NOTE 1 — ORGANIZATION AND DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Tellurian Services LLC (“Tellurian Services”), organized under Delaware law as a limited liability company, was formed on December 18, 2013. Tellurian Services was formerly known as Parallax Services LLC prior to its membership interests being purchased and it being renamed in April 2016. Tellurian Services was formed primarily to engage in liquefied natural gas (“LNG”)-specific consulting services as well as back-office and general and administrative support services to Parallax Enterprises LLC (“Parallax Enterprises”) and its 100% owned subsidiaries as well as Parallax Energy LLC (“Parallax Energy”) and its 100% owned subsidiaries (see “Note 2 — Transactions with Related Parties”).

On July 1, 2014, Tellurian Services entered into a contract with Origin Energy to provide quarterly market intelligence related to the LNG markets. The contract provided for quarterly payments of approximately $688 thousand for each report. This contract represented the majority of Tellurian Services’ revenues for both 2014 and 2015. This contract was terminated in July 2015. As a result, there were no third party revenues in the period ended April 9, 2016.

On April 9, 2016 Tellurian Investments Inc. acquired Tellurian Services in an all-stock transaction with consideration totaling $1.2 million and acquisition costs of $30 thousand.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from these estimates. Changes in estimates are recorded prospectively.

Cash and Cash Equivalents

Tellurian Services considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and typically exceed federally insured limits.

Accounts Receivable

Accounts receivable are primarily from cost reimbursements as a result of back-office and general and administrative support services with related parties. Tellurian Services routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for amounts not expected to be fully recovered. The need for an allowance is determined based upon reviews of individual accounts, historical losses, existing economic conditions and other pertinent factors. Tellurian Services recognized related party bad debt expense of $102 thousand for the year ended December 31, 2015. No bad debt expense was recorded for the period ended April 9, 2016 or the year ended December 31, 2014. See Note 2, Transactions with Related Parties, for additional information related to bad debt expense recognized.

Transactions with Related Parties

Tellurian Services has receivables with related parties as a result of back-office and general and administrative support services provided and payables as a result of timing of deposits made in advance of services to be provided. Tellurian Services does not consider the accounts or notes receivable from related parties to be uncollectible.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for construction activities, major renewals and betterments that extend the useful life of an asset are capitalized, while expenditures for maintenance and repairs and general and administrative activities are expensed as incurred. Tellurian Services depreciates its property, plant and equipment using the straight-line depreciation method. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses are recorded in other operating costs and expenses.

Management tests property, plant and equipment for impairment whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets for purposes of assessing recoverability. Recoverability generally is determined by comparing the carrying value of the asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, the amount of impairment loss is measured as the excess, if any, of the carrying value of the asset over its estimated fair value

At April 9, 2016, and December 31, 2015 and 2014, property plant and equipment consisted primarily of leasehold improvements related to the Tellurian Services office lease and associated office furniture, fixtures and equipment. The estimated useful lives are 10 years and 5 to 15 years for the leasehold improvements and office furniture, fixtures and equipment, respectively. Amounts recorded to depreciation expense for the period ended April 9, 2016 and the years ended December 31, 2015 and 2014, was $8 thousand, $18 thousand and $4 thousand, respectively. Accumulated depreciation as of April 9, 2016, December 31, 2015, and December 31, 2014 was $30 thousand, $22 thousand and $4 thousand, respectively. Depreciation expense is recorded within General and administrative on the statements of operations.

Revenue Recognition

Tellurian Services recognizes consulting-related revenues over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern.

Income Taxes

Tellurian Services was organized as a Delaware limited liability company and is treated as a flow-through entity for U.S. federal income tax purposes. Under U.S. federal income tax law, limited liability companies that elect partnership taxation are not taxable entities. Therefore, a provision for income tax has not been recorded in the accompanying financial statements. The owners as of the time of the accompanying financial statements were individually responsible for reporting their share of Tellurian Services’ income or loss on their income tax returns.

Although Tellurian Services is a non-taxpaying entity for federal income tax purposes, certain states require a tax similar to an income tax. Texas imposes a franchise tax (commonly referred to as the Texas margin tax) on gross revenues less certain deductions, as specifically set forth in the Texas margin tax statute. The Texas margin tax applies to corporations and limited liability companies, general and limited partnerships (unless otherwise exempt), limited liability partnerships, trusts (unless otherwise exempt), business trusts, business associations, professional associations, joint stock companies, holding companies, joint ventures and certain other business entities having limited liability protection. Tellurian Services’ Texas margin tax for the period ended April 9, 2016, December 31, 2015 and December 31, 2014 was insignificant (less than ten thousand dollars in each period presented) and thus was not separately presented in the financial statements. Tax expense is recorded within General and administrative on the statements of operations.

As required by the uncertain tax position guidance in ASC 740, Accounting for Uncertainty in Income Taxes, Tellurian Services recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Tellurian Services does not have any uncertain tax positions.

Tellurian Services files a U.S. Return of Partnership Income along with various other state filings. In the normal course of business, Tellurian Services may be audited by any of these taxing authorities. As of April 9, 2016, Tellurian Services is not currently undergoing any tax examinations.

Net Income Per Unit

Tellurian Services has omitted net income per unit due to no units being issued. In lieu of issuing units, the members’ percentage interest set forth in Tellurian Services’ operating agreement is a 50% interest to each member as of the time of the accompanying financial statements.

Comprehensive Income

Tellurian Services has no elements of comprehensive income other than net income.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The update provides guidance concerning the recognition and measurement of revenue from contracts with customers. Its objective is to increase the usefulness of information in the financial statements regarding the nature, timing, and uncertainty of the use of revenues. The update, after a deferral by one year in August 2015 by the FASB, subsequently titled ASU 2015-14 Revenue from Contracts with Customers (Topic 606) is effective for Tellurian Services for the annual period ending after December 15, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. Tellurian Services has not yet selected a transition method and is evaluating the potential impact this standard will have on its financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The update provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The update is effective for financial statements issued for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Tellurian Services is evaluating the potential impact this new standard will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. The update requires lessees to recognize lease assets and lease liabilities on the statement of financial position. A modified retrospective transition approach is required for annual and interim periods beginning on or after December 15, 2018. Early adoption is permitted. Tellurian Services is evaluating the potential impact this new standard will have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The update is effective for financial statements issued for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. The amendments in this update will be applied using a retrospective transition method to each period presented. Early adoption is permitted. Tellurian Services is evaluating the potential impact this new standard will have on its financial statements and related disclosures.

NOTE 2 —TRANSACTIONS WITH RELATED PARTIES

As of April 9, 2016, Tellurian Services had entered into agreements with entities to provide certain general administrative and management services for a term of one year with automatic yearly extensions, including, without limitation, the sourcing, structuring and negotiation of potential business acquisitions and customer contracts (“the Agreements”).

All activity conducted under the Agreements are included in Accounts receivable due from related parties and Accounts payable due to related parties on the balance sheets. Salary expense allocated to related parties is recorded within Operating expenses on the statements of operations. Salary expense for employees working on behalf of the related parties recorded for the period ended April 9, 2016 and the year ended December 31, 2015 was $52 thousand and $105 thousand, respectively. No salary expense was incurred to related parties for the year ended December 31, 2014.

The outstanding balances in Accounts receivable due from related parties and Accounts payable due to related parties are related to general administrative and management services provided to Parallax Enterprises and its 100% owned subsidiaries as well as Parallax Energy and its 100% owned subsidiaries. Two of the four officers of Parallax Enterprises, Mr. Martin Houston and Mr. Christopher Daniels, were also members of Tellurian Services until Tellurian Services was acquired by Tellurian Investments Inc. on April 9, 2016. Parallax Energy and its 100% owned subsidiaries are wholly owned by Mr. Martin Houston, a member of Tellurian Services.

Tellurian Services had the following outstanding accounts receivable and accounts payable to related parties and their respective 100% owned subsidiaries (in thousands):

Accounts receivable due from related party	As of April 9, 2016	As of December 31, 2015	As of December 31, 2014
	(in thousands)
Parallax Enterprises (1)	$793	$951	$991
Parallax Energy	110	97	84
Tellurian Investments Inc.	17	—	—
Parallax Fund V Investco LLC	3	1	—

Total related party accounts receivable	$923	$1,049	$1,075

Accounts payable due to related party	As of April 9, 2016	As of December 31, 2015	As of December 31, 2014
	(in thousands)
Parallax Enterprises (1)	$1,046	$1,257	$—
Parallax Energy	124	82	287
Tellurian Investments Inc.	265	—	—
Parallax Fund V Investco LLC	—	—	175

Total related party accounts payable	$1,435	$1,339	$462

(1)	The Parallax Enterprises related party payable amounts as of December 31, 2015 and April 9, 2016 are netted on the balance sheet by the amounts due the Company. The amounts have been presented gross in the above table.

In accordance with the netting agreement, effective date September 2016, between Tellurian Services and Parallax Enterprises, the outstanding accounts receivable and accounts payable balances related to Parallax Enterprises and its 100% owned subsidiaries are netted on the balance sheet for all period presented. The net position of all the balances as of April 9, 2016, December 31, 2015 and December 31, 2014 were a payable balance of $253 thousand and $306 thousand and a receivable balance of $991 thousand, respectively.

Under each Agreement, Tellurian Services is compensated by each entity for its services with a fee equal to $25 thousand paid annually. The total revenue recorded under these Agreements for the period ended April 9, 2016 and for the years ended December 31, 2015 and 2014 was approximately $31 thousand, $311 thousand, and $84 thousand, respectively. During the year ended December 31, 2015, service revenues receivables for three entities, 100% owned by Mr. Martin Houston, had become deemed uncollectible and charged to bad debt expense in the amount of $102 thousand.

Tellurian Services transacted on behalf of some of the above noted related parties before the Agreements were effective. On behalf of Parallax Enterprises, Tellurian Services paid legal expenses of $68 thousand, LNG project modelling costs of $24 thousand, engineering costs of $14 thousand, insurance costs of $5 thousand and a land option payment of $162 thousand. On behalf of Parallax Fund V Investco LLC, Tellurian Services received payments in the amount of $125 thousand that was then later deposited into Parallax Fund V Investco LLC’s operating accounts. The transactions on behalf of Parallax Enterprises occurred before the effective date of the Agreement and are represented in Accounts receivable due from related parties on the balance sheets. The transactions on behalf of Parallax Fund V Investco LLC occurred before the effective date of the Agreement and are represented in Accounts payable due to related parties on the balance sheets.

In November 2015, Tellurian Services issued an interest free $251 thousand note receivable to Mr. Martin Houston, a 50% member of Tellurian Services. The note was used to provide the collateral required to secure a $500 thousand line of credit as part of a covenant related to Tellurian Services’ office lease. See Note 4, Commitments and Contingencies, for additional information about the office lease.

NOTE 3 — MEMBERS’ CAPITAL

Tellurian Services’ operations are governed by the provisions of an operating agreement (the “LLC Agreement”). There are no current outstanding equity commitments of the members. Allocations of net income and loss are allocated to the members based on a hypothetical liquidation.

Limitations of Members’ liabilities

Pursuant to the LLC Agreement (and as is customary for limited liability companies), the liability of the members is limited to their contributed capital.

LLC Interest Issuance

Martin Houston’s contribution of $22 thousand represents the sole contribution by a member to Tellurian Services for all periods presented.

NOTE 4 — COMMITMENTS AND CONTINGENCIES

Leases and contractual commitments

Tellurian Services’ contractual obligations pertain to office leases. Future non-cancelable commitments related to these obligations as of April 9, 2016 are presented below (in thousands):

Leases and contractual commitments	Remainder 2016	2017	2018	2019	2020	2021	Thereafter	Total
Office lease	$448	$621	$629	$636	$644	$651	$2,681	$6,310

Office

On June 12, 2014 Tellurian Services entered into a lease with a term of approximately five years with Brookfield Properties Corporation for its corporate headquarters located in Houston, Texas. In connection with this lease, Tellurian Services has one five-year renewal option. Amounts noted in the tabular disclosure above do not include the optional renewal period. Rent expense of $53 thousand was recognized for the period ended April 9, 2016 in General and administrative with Statements of Operations.

Letters of Credit Outstanding

Tellurian Services’ letter of credit related to the office lease of $500 thousand is secured by Martin Houston. No amounts have been drawn against this letter of credit. See Note 2, Transactions with Related Parties, for additional information.

Legal Matters

Bonini-Kettlety Lawsuit

On May 23, 2016, Simon Bonini and Paul Kettlety (“Bonini and Kettlety”) filed a lawsuit against Tellurian Investments and Tellurian Services, along with each of Messrs. Houston and Daniels and certain entities in which each of Messrs. Houston and Daniels own membership interests, as applicable, in the District Court of Harris County, Texas, alleging among other things, breach of contract, promissory estoppel, quantum meruit, fraud/fraudulent concealment, negligent misrepresentation, breach of fiduciary duty, usurpation/diversion of corporate opportunity, conversion, civil conspiracy and implied partnership.

Bonini and Kettlety allege that there was a binding agreement between Bonini and Kettlety and Messrs. Houston and Daniels to sell an interest in Parallax Enterprises to Bonini and Kettlety and that the ultimate proposed ownership of Parallax Enterprises which was agreed to by Messrs. Houston, Daniels and two other members of Parallax Enterprises did not reflect the parties’ agreement. Bonini and Kettlety allege that their agreed upon ownership in Parallax Enterprises (14.3%, each) exceeded what was ultimately offered to them (9.9%, each) and that the ultimate proposal subjected them to certain management, ownership and redemption terms to which they had not agreed. Bonini and Kettlety are seeking damages in excess of $168 million.

Although Tellurian Services believes the claims of Bonini and Kettlety are without merit, and Tellurian Services intends to engage in a vigorous defense of this litigation, Tellurian Services may not ultimately be successful and any potential liability Tellurian Services may incur is not reasonably estimable. Even if Tellurian Services is successful, however, in the defense of this litigation, Tellurian Services could incur costs and suffer both an economical loss and an adverse impact on reputation, which could have a material adverse effect on Tellurian Services’ business.

NOTE 5 — SUBSEQUENT EVENTS

Tellurian Services has evaluated subsequent events for potential recognition and disclosure through September 30, 2016, the date the financial statements were available to be issued. No events were noted that required adjustment to or disclosures in the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tellurian
Investments Inc.

Introduction

The following discussion and analysis presents Tellurian Investments Inc. (“Tellurian Investments”) management’s view of the business, financial condition and overall performance of Tellurian Investments and its subsidiaries and should be read in conjunction with Tellurian Services LLC’s Audited Financial Statements for the period ended April 9, 2016 and the years ended December 31, 2015 and 2014, as well as Tellurian Investments’ unaudited condensed consolidated Financial Statements for the nine months ended September 30, 2016 and 2015, contained elsewhere in this joint proxy statement/prospectus.

The discussion includes certain forward-looking statements. For a discussion of important factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Risk Factors Risks Relating to Tellurian Investments’ Business” and “Cautionary Statement Concerning Forward-Looking Statements.”

Overview of Business

Tellurian Investments is a privately-held Delaware corporation headquartered in Houston, Texas and was formed on December 29, 2015. Tellurian Investments owns a 100% membership interest in Tellurian LNG LLC, a Delaware limited liability company (“Tellurian LNG”), a 100% membership interest in Tellurian Services LLC, a Delaware limited liability company previously known as Parallax Services LLC (“Tellurian Services”), and a 100% ownership interest in Tellurian LNG UK Ltd. Tellurian LNG owns 100% membership interest in each of Driftwood LNG LLC and Driftwood LNG Pipeline LLC.

Tellurian Investments is planning on developing, through Tellurian LNG and Tellurian LNG’s wholly owned subsidiaries, a liquefied natural gas (“LNG”) facility with liquefaction capacity of 26 million tonnes per annum in Calcasieu Parish, Louisiana (“Driftwood LNG”), and pursuing complementary business lines in the energy industry. Tellurian Investments estimates construction costs of $500 to $600 per tonne for Driftwood LNG before owners’ costs, financing costs, pipeline costs, and contingencies. Tellurian Investments expects that the permitting process, regulatory approval and securing the necessary financing will take approximately two years followed by a four-year construction period, resulting in the delivery of the first cargoes of LNG in 2022. Tellurian Investments also plans to pursue business that is complementary to its LNG business.

Tellurian Services, was formed in December 2013, by Martin J. Houston and Christopher B. Daniels to provide LNG-specific consulting services, as well as back-office and general and administrative support services for related party entities. On April 9, 2016, Tellurian Investments purchased 100% of the membership interests of Tellurian Services from Mr. Houston and Mr. Daniels, in return for 500,000 shares of common stock and $10 cash, and renamed it Tellurian Services LLC.

Recent Events

On March 24, 2016, Tellurian Investments purchased certain tracts of land in Calcasieu Parish, Louisiana, for a total consideration of $10 million, of which $9 million was paid in cash at closing and an additional $1 million is due in December 2016. Transaction costs related to this purchase totaled $39 thousand.

On April 14, 2016, Tellurian Investments entered into a ground lease for a port facility adjacent to its Calcasieu Parish, Louisiana land providing for a four-year term, subject to a 50-year extension exercisable at the option of Tellurian Investments.

On August 2, 2016, Tellurian Investments, Magellan Petroleum Corporation, a Delaware corporation (“Magellan”), and River Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Magellan (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of Tellurian Investments will be exchanged for 1.300 shares of common stock, par value $0.01 per share, of Magellan, and Merger Sub will merge with and into Tellurian Investments (the “Merger”), with Tellurian Investments continuing as the surviving corporation and a direct subsidiary of Magellan. Despite Magellan being the parent entity following the merger, Tellurian Investments is the accounting acquirer for financial accounting purposes.

On November 23, 2016, Tellurian Investments issued 5,467,851 shares of $0.001 per share par value Series A Preferred Stock (the “Preferred Stock”) to GE Oil & Gas, Inc. for an aggregate purchase price of $25 million. Net proceeds from the issuance of the Preferred Stock will be used to partially fund capital expenses and other costs related to Driftwood LNG and other general corporate purposes.

During 2016, Tellurian Investments entered into various lease option agreements for a total of 260.6 acres of land adjacent to its Calcasieu Parish, Louisiana land providing for four or five-year terms, subject to a maximum 60-year extension exercisable at the option of Tellurian Investments.

Results of Operations

Nine Months Ended September 30, 2016 and 2015

	2016 Successor	2015 Predecessor
	(in thousands)
Revenue	$—	$1,375
Revenue, related parties	—	216

Total revenue	—	1,591

Costs and expenses:
Operating expenses	30,422	236
General and administrative	37,737	1,013

Total operating costs and expenses	68,159	1,249

(Loss) income from operations	(68,159)	342

Non-operating income:
Other income, net	118	—

Loss before income tax benefit	(68,041)	342
Provision for income tax benefit	166	—

Net (loss) income	$(67,875)	$342

Tellurian Investments

Tellurian Investments had no significant activities from its date of formation, December 29, 2015, through December 31, 2015. Tellurian Services is considered the accounting predecessor for all periods prior to 2016. Below is a discussion of Tellurian Investments’ (“Successor”) operating results for the nine months ended September 30, 2016.

Revenue

Tellurian Investments did not have any revenue for the nine months ended September 30, 2016. Driftwood LNG is currently in development and expects to begin generating revenues in approximately 2022.

Operating expenses

Operating expenses of $30.422 million recorded for the nine months ended September 30, 2016 are made up primarily of engineering costs of $28.042 million, $380 thousand in amortization of prepaid lease expenses related to the ground lease for a port facility, contracted project labor of $783 thousand, professional fees of $593 thousand, regulatory expenses of $190 thousand, depreciation expense and asset disposal costs of $92 thousand, operating salary expense of $332 thousand and $10 thousand in other operating expenses.

General and administrative expenses

General and administrative (“G&A”) expenses of $37.737 million for the nine months ended September 30, 2016 are made up primarily of share based compensation expense of $24.230 million, salary and other accrued compensation expenses of $6.550 million, legal and other professional fees of $5.529 million, information technology expenses of $366 thousand, advertising and marketing expenses of $230 thousand, rent and other office expenses of $436 thousand, travel expenses of $240 thousand and other general expenses of $156 thousand.

Other income, net

Other income was $118 thousand for the nine months ended September 30, 2016, net. Other income consists of office space sublease income, service fees and labor costs of employees providing services for sublease tenants, net of expenses.

Nine Months Ended September 30, 2015

Tellurian Services

As noted above, Tellurian Services is considered the accounting predecessor for all periods prior to 2016. Below is a discussion of Tellurian Services’ (“Predecessor”) operating results for the nine months ended September 30, 2015.

Revenue

Tellurian Services’ revenues of $1.375 million for the nine months ended September 30, 2015 are attributable to the contract related to the creation and distribution of an LNG industry analyst report delivered to Origin Energy Ltd.

Revenue, related party

Related party revenues of $216 thousand is compensation under service agreements with entities to provide certain general administrative and management services.

Operating expenses

Operating expenses of $236 thousand are made up of $183 thousand direct expenses incurred to create and distribute the LNG industry analyst report delivered to Origin Energy Ltd. and $53 thousand in operating salary expenses.

General and administrative expenses

G&A expenses of $1.013 million are made up of salary and other compensation expenses of $450 thousand, rent and other office expenses of $183 thousand, legal and other professional fees of $202 thousand, travel expenses of $64 thousand, information technology expenses of $59 thousand, advertising and marketing expense of $16 thousand, business development expense of $10 thousand and other general expenses of $29 thousand.

Tellurian Services

Set forth below is a discussion of Tellurian Services’ results of operations for the period from January 1, 2016 to April 9, 2016 (the date of acquisition by Tellurian Investments) and the years ended December 31, 2015 and 2014.

Period Ended April 9, 2016 Compared to Year Ended December 31, 2015

	January 1, 2016 through April 9, 2016	2015
	(in thousands)
Revenue	$—	$1,375
Revenue, related party	31	311

Total revenue	31	1,686

Costs and expenses:
Operating expenses	52	263
General and administrative	617	1,318

Total operating expenses	669	1,581

(Loss) income from operations	(638)	105

Net (loss) income	$(638)	$105

Revenue

Tellurian Services’ 2016 revenues decreased by $1.375 million, or 100%, from $1.375 million in 2015 to zero in 2016 due to the termination of the contract related to the creation and distribution of an LNG industry analyst report delivered to Origin Energy Ltd. The termination of the contract was effective July 1, 2015. Tellurian Services did not have any other revenue generating contracts during 2015 or 2016.

Revenue, related party

Tellurian Services’ 2016 related party revenues decreased $280 thousand, or 90.0%, from $311 thousand in 2015 to $31 thousand in 2016, primarily due to the loss of revenue previously recognized for its largest related party customer due to concerns regarding collectability. This was partially offset by the addition of new related party revenue service contracts from Tellurian Investments and its subsidiaries. The remaining difference is due to the allocation of annual fees over the shortened reporting period in 2016.

General and administrative expenses

G&A expenses decreased by $701 thousand, or 53.2%, from $1.318 million in 2015 to $617 thousand in 2016. The decrease is driven by the shortened reporting period in 2016.

Operating expenses

Operating expenses decreased by $211 thousand, or 80.2%, from $263 thousand for 2015 to $52 thousand operating expenses in 2016 due to the termination of the contract related to the creation and distribution of an LNG industry analyst report delivered to Origin Energy Ltd. The termination of the contract was effective July 1, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

	2015	2014
	(in thousands)
Revenue	$1,375	$1,376
Revenue, related party	311	84

Total revenue	1,686	1,460

Costs and expenses:
Operating expenses	263	129
General and administrative	1,318	700

Total operating expenses	1,581	829

Income from operations	105	631

Net income	$105	$631

Revenue

Tellurian Services’ 2015 revenues decreased by $1 thousand, or less than 1%, from $1.376 million in 2014 to $1.375 million for 2015 due to the timing of the allocation of the contract revenue related to the creation and distribution of an LNG Industry analyst report delivered to Origin Energy Ltd.

Revenue, related party

Tellurian Services’ 2015 related party revenues increased $227 thousand, or 270.2%, from $84 thousand in 2014 to $311 thousand in 2015, due to the addition of new related party revenue streams from Parallax Enterprises LLC and its subsidiaries.

Operating expenses

Operating expenses increased by $134 thousand, or 103.9%, from $129 thousand for 2014 to $263 thousand in 2015 due to increase in salary expense related to operations and the timing of expenses incurred to create and distribute the LNG industry analyst report delivered to Origin Energy Ltd.

General and administrative expenses

G&A expenses increased $618 thousand, or 88.3%, from $700 thousand in 2014 to $1.318 million in 2015. Approximately $560 thousand of this increase is attributable to the increase in staff employed. In addition, Tellurian Services incurred a one-time bad debt expense of $102 thousand, a $154 thousand increase in office operating expenses and $68 thousand increase in information technology cost. The increases were partially offset by a decrease of $147 thousand related to travel expenses, $61 thousand in advertising costs and $66 thousand in legal fees. The remainder of the increase was primarily attributable to other general expenses.

Liquidity and Capital Resources

Tellurian Investments’ principal requirements for cash, in addition to general and administrative expenses and working capital, will be for the development of Driftwood LNG.

Tellurian Investments expects that the permitting process, regulatory approval, and securing the necessary financing will take approximately two years and that such expenditures will total $100 to $150 million and be funded by private offerings of Tellurian Investments common stock prior to the consummation of the Merger or public and private offerings of equity or debt securities of Magellan subsequent to the Merger or credit facilities. Following the permitting and regulatory process, Tellurian Investments expects a four-year construction period with estimated engineering, procurement and construction costs of $500 to $600 per tonne, resulting in total capital construction costs of $13.0 to $15.6 billion. Tellurian Investments expects to begin generating revenues with delivery of the first LNG cargoes in 2022.

Tellurian Investments does not have any firm funding commitments, other than those previously described, and there can be no assurances that additional resources will be provided. These risks and uncertainties raise substantial doubt about its ability to continue as a going concern. Tellurian Investments will need significant funding to develop Driftwood LNG and its associated Driftwood pipeline, as well as for working capital requirements and other operating and general corporate purposes. At present, Tellurian Investments’ cash flow is solely dependent upon the funds received from outside investors. Tellurian Investments’ management expects the ability to access capital markets as a result of the planned merger with Magellan. Management believes the ability to raise additional capital will alleviate the substantial doubts about its ability to continue as a going concern.

Sources and Use of Cash — Tellurian Investments

Tellurian Investments had no significant activities from its date of formation, December 29, 2015, through December 31, 2015. As noted above, Tellurian Services is considered the accounting predecessor for all periods prior to 2016. Below is a discussion of Tellurian Investments’ (“Successor”) cash flows for the nine months ended September 30, 2016, as compared to Tellurian Services (“Predecessor”) for the nine months ended September 30, 2015.

Operating Activities

Cash used by operations of $29.312 million in the nine months ended September 30, 2016 primarily reflects net losses offset by non-cash items and by cash generated by components of working capital. The non-cash items of $24.152 million consist primarily of share-based compensation expense of $24.230 million. The components of working capital provided cash of $14.411 million in 2016. Total cash generated by the $17.519 million increase in accounts payable and the $63 thousand increase in related party accounts payable was offset by the $243 thousand increase in related party accounts receivable, the $67 thousand increase in accounts receivable, the $2.074 million increase in prepaid expenses and the $787 thousand increase in other non-current assets.

Cash provided by operations of $460 thousand generated in the nine months ended September 30, 2015 by the Predecessor reflects earnings and cash provided by components of working capital. The components of working capital provided cash of $105 thousand in 2015. Total cash generated by the $40 thousand decrease in accounts receivable and the $440 thousand increase in related party accounts payable was offset by the $9 thousand increase in related party accounts receivable, the $7 thousand increase in prepaid expenses and the $359 thousand decrease in related party accounts payable.

Investing Activities

During the nine months ended September 30, 2016 and 2015, the Successor and Predecessor used $8.989 million and $56 thousand, respectively, of cash related to investing activities. All cash flow outlays related to investing activities were used in the purchase of land and property, plant and equipment. The Successor had $210 thousand in cash provided by the acquisition of Tellurian Services.

Financing Activities

During the nine months ended September 30, 2016, the Successor was provided $58.886 million of cash in financing activities as a result of the issuance of common shares offset by the share issuance cost of $1.512 million. During the nine months ended September 30, 2015, the Predecessor used $173 thousand as a result of distributions made to members.

Sources and Use of Cash — Tellurian Services

Operating Activities

Cash used by operations of $111 thousand in the period from January 1, 2016 to April 9, 2016 primarily reflects net losses offset by cash generated by components of working capital. The components of working capital provided cash of $516 thousand in 2016. Total cash generated by the $1 thousand decrease in accounts receivables, the $13 thousand decrease in prepaid expenses, the $281 thousand increase in accounts payable and the $253 thousand increase in related party accounts payable was offset by a $32 thousand decrease in related party accounts receivable.

Cash provided by operations of $810 thousand generated in the year ended December 31, 2015 primarily reflects earnings offset by cash used by components of working capital. The components of working capital provided cash of $585 thousand in 2015. Total cash used by the $19 thousand increase in prepaid expenses, the $236 thousand decrease in accounts payable and the $74 thousand decrease in related party accounts payable was offset by a $39 thousand decline in accounts receivable and the $875 thousand decrease in related party accounts payable.

Cash provided by operations of $351 thousand generated in 2014 primarily reflects earnings offset by cash used by components of working capital. The components of working capital consumed cash of $284 thousand in 2014. Total cash used by the $1.075 million increase in related party accounts receivables, the $22 thousand increase in prepaid expenses and the $49 thousand increase in accounts receivable was offset by a $400 thousand increase in accounts payable and $462 thousand increase in related party accounts payable.

Investing Activities

During the period from January 1, 2016 to April, 9 2016 and the years ended December 31, 2015 and 2014, Tellurian Services used $268 thousand, $306 thousand and $115 thousand,

respectively, of cash related to investing activities. In 2015, there was a cash outlay in exchange for a related party note receivable. All other cash flow outlays related to investing activities were used in the purchase of property, plant and equipment.

Financing Activities

During the period from January 1, 2016 to April, 9 2016, there were no cash financing activities. During the year ended December 31, 2015, Tellurian Services used cash of $173 thousand as a result of distributions made to members. During the year ended December 31, 2014, Tellurian Services was provided $22 thousand of cash related to financing activities from member contributions.

Critical Accounting Policies and Estimates

The discussion and analysis of Tellurian Services’ and Tellurian Investments’ financial condition and results of operations are based on their respective financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management of Tellurian Services and Tellurian Investments to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and assumptions are based on managements’ best estimates and judgement. Tellurian Services’ and Tellurian Investments’ management evaluate their estimates and assumptions on an ongoing basis using historical experience and other factors that are believed to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Actual results may differ from these estimates and assumptions used in the preparation of the financial statements.

Additional critical accounting policies include those related to accounting for LNG activities, the valuation of goodwill and share-based compensation.

Accounting for LNG activities — Tellurian Investments will begin capitalizing the costs of its LNG terminals and related pipelines once the Driftwood LNG’s affirmative final investment decision criteria have been met. Prior to meeting these criteria, most of the costs associated with a project are expensed as incurred.

Goodwill — Tellurian Investments determines its reporting unit by identifying each unit that engaged in business activities from which it may earn revenues and incur expenses, had operating results regularly reviewed by the chief operating decision maker for purposes of resource allocation and performance assessment, and had discrete financial information. Tellurian Investments tests goodwill for impairment annually on October 1, or more frequently as circumstances dictate.

Share-based compensation — Tellurian Investments recognizes share-based compensation at fair value on the date of grant. The fair value is recognized as expense over the requisite service period. For equity-classified share-based compensation awards (unrestricted stock grants, restricted stock to employees and discounted share purchases for executive officers), compensation cost is recognized based on the grant-date fair value of Tellurian Investments’ common stock and not subsequently remeasured. The fair value is recognized as expense using the straight-line basis for awards that vest based on service and market conditions and using the accelerated recognition method for awards that vest based on performance conditions.

FINANCIAL STATEMENTS OF MAGELLAN

Historical Consolidated Financial Statements of Magellan

Historical Consolidated Financial Statements of Magellan as of and for the Fiscal Years Ended June 30, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Magellan Petroleum Corporation

Denver, Colorado

We have audited the consolidated balance sheets of Magellan Petroleum Corporation and subsidiaries (the “Company”) as of June 30, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ (deficit) equity, and cash flows for each of the years ended June 30, 2016 and 2015. Magellan Petroleum Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Magellan Petroleum Corporation and subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the years ended June 30, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Notes 2 and 3 to the consolidated financial statements, subsequent to June 30, 2016, the Company entered into certain transactions to dispose of substantially all of its operating assets. In connection therewith, the Company has provided certain unaudited pro forma financial information in Note 21 to the consolidated financial statements, which reflect the impacts of those significant events. The information within Note 21 is unaudited and we express no assurance or opinion over the pro forma financial information.

/s/ EKS&H LLLP

September 13, 2016

Denver, Colorado

MAGELLAN PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	June 30,
	2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,680	$769
Securities available-for-sale	601	4,230
Accounts receivable	16	46
Prepaid and other assets	2,087	2,023
Current assets held for sale (Note 4)	26,042	1,514

Total current assets	30,426	8,582

PROPERTY AND EQUIPMENT, NET (SUCCESSFUL EFFORTS METHOD):
Unproved oil and gas properties	32	38
Wells in progress	337	350
Land, buildings, and equipment (net of accumulated depreciation of $517 and $463 as of June 30, 2016, and 2015, respectively)	86	139
Property and equipment held for sale (Note 4)	—	36,546

Net property and equipment	455	37,073

OTHER NON-CURRENT ASSETS:
Goodwill, net	500	500
Other long-term assets	169	169
Long-term assets held for sale (Note 4)	—	376

Total other non-current assets	669	1,045

Total assets	$31,550	$46,700

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$791	$298
Accrued and other liabilities	2,826	2,119
Notes payable	783	—
Current liabilities held for sale (Note 4)	10,638	2,237

Total current liabilities	15,038	4,654

LONG-TERM LIABILITIES:
Long-term liabilities held for sale (Note 4)	—	8,251

Total long-term liabilities	—	8,251

COMMITMENTS AND CONTINGENCIES (Note 16)

PREFERRED STOCK (Note 12):
Series A convertible preferred stock (par value $0.01 per share): Authorized 28,000,000 shares; issued and outstanding 22,683,428 and 21,162,697 shares as of June 30, 2016, and 2015, respectively; liquidation preference of $29,093 and $28,435, respectively	23,501	25,850

Total preferred stock	23,501	25,850

STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock (par value $0.01 per share): Authorized 300,000,000 shares, issued 6,972,023 and 6,917,027 as of June 30, 2016, and 2015, respectively	70	69
Treasury stock (at cost): 1,209,389 shares as of June 30, 2016, and 2015	(9,806)	(9,806)
Capital in excess of par value	94,069	93,386
Accumulated deficit	(96,234)	(81,006)
Accumulated other comprehensive income	4,912	5,302

Total stockholders’ (deficit) equity	(6,989)	7,945

Total liabilities, preferred stock and stockholders’ (deficit) equity	$31,550	$46,700

The accompanying notes are an integral part of these consolidated financial statements.

MAGELLAN PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	For the years ended June 30,
	2016	2015
OPERATING EXPENSES:
Depreciation	$54	$148
Exploration	71	239
General and administrative	5,214	7,946
Loss on sale of assets	—	316

Total operating expenses	5,339	8,649

Loss from operations	(5,339)	(8,649)

OTHER INCOME (EXPENSE):
Net interest expense	(4)	—
Loss on investment in securities	(587)	(15,087)
Gain on sale of bonus rights (Note 5)	2,514	—
Fair value revision of contingent consideration payable	—	1,888
Other income	88	252

Total other income (expense)	2,011	(12,947)

Loss from continuing operations, before tax	(3,328)	(21,596)
Income tax expense	—	—

Loss from continuing operations, net of tax	(3,328)	(21,596)

DISCONTINUED OPERATIONS (Note 4):
Loss from discontinued operations, net of tax	(14,249)	(21,404)

Net loss from discontinued operations	(14,249)	(21,404)

Net loss	(17,577)	(43,000)

Preferred stock dividends	(1,858)	(1,740)
Adjustment of preferred stock to redemption value (Note 12)	4,207	—

Net loss attributable to common stockholders	$(15,228)	$(44,740)

Loss per common share (Note 14):
Weighted average number of basic shares outstanding	5,746,307	5,710,288
Weighted average number of diluted shares outstanding	5,746,307	5,710,288

Basic and diluted loss per common share:
Net loss from continuing operations, including preferred stock dividends and adjustment to redemption value of preferred stock	$(0.17)	$(4.09)
Net loss from discontinued operations	$(2.48)	$(3.75)
Net loss attributable to common stockholders	$(2.65)	$(7.83)

The accompanying notes are an integral part of these consolidated financial statements.

MAGELLAN PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the years ended June 30,
	2016	2015
Net loss	$(17,577)	$(43,000)

Other comprehensive (loss) income, net of tax:
Foreign currency translation loss	(125)	(2,141)
Reclassification of foreign currency translation loss on intercompany account balances to earnings upon reversal of permanent investment in foreign subsidiaries	—	659
Reclassification of impairment loss on securities available-for-sale to earnings due to determination as other than temporary	—	15,087
Unrealized holding losses on securities available-for-sale	(265)	(6,294)

Other comprehensive (loss) income, net of tax	(390)	7,311

Comprehensive loss	$(17,967)	$(35,689)

The accompanying notes are an integral part of these consolidated financial statements.

MAGELLAN PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands, except share and per share amounts)

	Common Stock		Capital in Excess of Par Value	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ (Deficit) Equity
	Shares	Amount
Fiscal year ended June 30, 2014	6,875,605	$69	$93,467	$(9,344)	$(36,266)	$(2,009)	$45,917
Net loss	—	—	—	—	(43,000)	—	(43,000)
Other comprehensive income, net of tax	—	—	—	—	—	7,311	7,311
Stock and stock-based compensation	30,791	—	1,606	—	—	—	1,606
Executive and employee forfeiture of options upon resignation	—	—	(648)	—	—	—	(648)
Executive forfeiture of restricted stock upon resignation	(17,500)	—	(67)	—	—	—	(67)
Purchase of stock and options from former executive	—	—	(983)	(462)	—	—	(1,445)
Net shares repurchased for employee tax costs upon vesting of restricted stock	(5,981)	—	(104)	—	—	—	(104)
Stock options exercised, net of shares withheld to satisfy employee tax obligations	34,112	—	115	—	—	—	115
Preferred stock dividend	—	—	—	—	(1,740)	—	(1,740)

Fiscal year ended June 30, 2015	6,917,027	69	93,386	(9,806)	(81,006)	5,302	7,945
Net loss	—	—	—	—	(17,577)	—	(17,577)
Other comprehensive loss, net of tax	—	—	—	—	—	(390)	(390)
Stock and stock-based compensation	62,500	1	700	—	—	—	701
Net shares repurchased for employee tax costs upon vesting of restricted stock	(5,220)	—	(11)	—	—	—	(11)
Payment of cash in lieu of issuance of fractional shares in one share for eight shares reverse stock split	(2,284)	—	(6)	—	—	—	(6)
Preferred stock dividend	—	—	—	—	(1,858)	—	(1,858)
Adjustment of preferred stock to redemption value (Note 12)	—	—	—	—	4,207	—	4,207

Fiscal year ended June 30, 2016	6,972,023	$70	$94,069	$(9,806)	$(96,234)	$4,912	$(6,989)

The accompanying notes are an integral part of these consolidated financial statements.

MAGELLAN PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the years ended June 30,
	2016	2015
OPERATING ACTIVITIES:
Loss from continuing operations, net of tax	$(3,328)	$(21,596)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign transaction loss	286	635
Depreciation	54	148
Fair value revision of contingent consideration payable	—	(1,888)
Accretion expense of contingent consideration payable	—	36
Loss on investment in securities	587	15,087
(Gain) loss on disposal of assets	(2,514)	316
Exploration costs previously capitalized	—	20
Stock compensation expense	701	892
Net changes in operating assets and liabilities:
Accounts receivable	28	(5)
Inventories	—	(39)
Prepayments and other current assets	286	(63)
Accounts payable and accrued liabilities	1,744	(136)

Net cash used in operating activities of continuing operations	(2,156)	(6,593)

INVESTING ACTIVITIES:
Additions to property and equipment	(1)	(3)
Proceeds from sale of bonus rights	2,514	—
Proceeds from sale of securities	2,595	21

Net cash provided by investing activities of continuing operations	5,108	18

FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	—	115
Purchase of common stock	(11)	(566)
Purchase of stock options	—	(983)
Payment of cash in lieu of fractional shares in one share for eight shares reverse stock split	(6)	—
Payment of preferred stock dividend	—	(859)
Deferred financing costs, net	(28)	(150)
Short-term debt issuances	625	—
Payments on notes payable	(195)	—
Long-term debt issuances	—	5,500
Capital contributions by non-controlling interest included in discontinued operations	—	147

Net cash provided by financing activities	385	3,204

	For the years ended June 30,
	2016	2015

CASH FLOWS FROM DISCONTINUED OPERATIONS:
Net cash used in operating activities of discontinued operations	(2,130)	(1,972)
Net cash used in investing activities of discontinued operations	(180)	(9,347)

Net cash used in operating and investing activities of discontinued operations	(2,310)	(11,319)

Effect of exchange rate changes on cash and cash equivalents	(116)	(661)

Net increase (decrease) in cash and cash equivalents	911	(15,351)
Cash and cash equivalents at beginning of period	769	16,120

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,680	$769

Supplemental disclosure of cash flow information:
Cash paid for interest	$7	$18
Cash paid for interest of discontinued operations	$269	$84
Cash received for interest	$(3)	$(20)
Cash paid for income taxes	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Unrealized holding loss and foreign currency translation loss on securities available-for-sale	$(282)	$(7,684)
Adjustment of preferred stock to redemption value	$(4,206)	$—
Preferred stock dividends paid in kind	$1,858	$1,311
Increase in both accrued and other liabilities and prepaid and other assets related to Sopak	$107	$105
Purchase of insurance policies financed with notes payable	$353	$—

Non-cash activities of discontinued operations:
Change in accounts payable and accrued liabilities related to property and equipment of discontinued operations	$17	$(1,017)
Property contributed for capital and deferred capital contribution of non-controlling interest included in discontinued operations	$—	$200
Accrued capital contributions of non-controlling interest included in discontinued operations	$—	$168

The accompanying notes are an integral part of these consolidated financial statements.

MAGELLAN PETROLEUM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

Description of Operations

Magellan Petroleum Corporation (the “Company” or “Magellan” or “MPC” or “we”) is an independent oil and gas exploration and production company. Subject to the closing of the announced merger with Tellurian Investments Inc. (“Tellurian”), Magellan will become a company focused on the development of liquefied natural gas (“LNG”) projects along the United States Gulf Coast. Historically active internationally, Magellan also owns interests in the Horse Hill-1 well and related licenses in the Weald Basin, onshore UK, and an exploration block, NT/P82, in the Bonaparte Basin, offshore Northern Territory, Australia.

The Company conducts its operations through two wholly owned subsidiaries corresponding to the geographical areas in which the Company operates: Magellan Petroleum (UK) Limited (“MPUK”), and Magellan Petroleum Australia Pty Ltd (“MPA”). Following the closing of the merger with Tellurian, which is expected in the fourth quarter of calendar year 2016, the combined company will operate its LNG business in the US through its new wholly owned subsidiary, Tellurian.

On July 10, 2015, the Company completed a one share-for-eight shares reverse stock split with respect to the Company’s common stock. All amounts of shares of common stock, per share prices with respect to common stock, amounts of stock options to purchase common stock, respective exercise prices of each such option, and amounts of shares convertible upon conversion of the Series A convertible preferred stock for periods both prior and subsequent to the split have been adjusted in this joint proxy statement/prospectus to reflect the reverse stock split.

We believe that Magellan’s sources of value are embedded in the Company’s portfolio of assets. Magellan’s strategy is therefore focused on recovering shareholder value by realizing the value of its existing assets.

We were founded in 1957 and incorporated in Delaware in 1967. The Company’s common stock has been trading on NASDAQ since 1972 under the ticker symbol “MPET”.

Our principal executive offices are located at 1775 Sherman Street, Suite 1950, Denver, Colorado 80203, and our phone number is (720) 484-2400.

Going Concern

The Company has incurred losses from operations for the year ended June 30, 2016, of $5.3 million, and has experienced negative cash flows from operations of $2.2 million for the year ended June 30, 2016, and as of June 30, 2016, its cash balance was $1.7 million. The Company continues to experience liquidity constraints and since July 2015, has been selling certain of its assets to fund its operations, which has resulted in a significant reduction in the Company’s monthly cash burn rate. However, these liquidity constraints continue, and proceeds from these asset sales may not provide sufficient liquidity to fund the Company’s operations for the next twelve months. As a result of these conditions and events, there is substantial doubt about the Company’s ability to continue as a going concern. Because Tellurian’s assets do not currently generate revenues, the combined company is also likely to experience liquidity constraints. However, we believe that upon the closing of the merger with

Tellurian, the combined company will be better positioned to raise capital to fund the combined company’s operations due to the attributes of Tellurian’s business plan and management. Therefore, we believe that Magellan’s ability to continue as a going concern in the short-term is subject to the closing of the merger with Tellurian, the primary condition of which closing is the approval by the Company’s shareholders of the merger agreement that is expected to be sought in the fourth quarter of calendar year 2016. However, following the closing of the merger with Tellurian, the combined company may not be able to raise sufficient capital in a timely manner to fund the operations of the combined company. Should the merger with Tellurian not close, the Company will need to pursue other alternatives in order to continue as a going concern.

Special Committee of the Board of Directors

In light of the Company’s constrained capital resources and the significant capital requirements to develop the Poplar field using CO2-EOR, on June 5, 2015, the Company formed a special committee of independent members of the Board of Directors of the Company (the “Special Committee”) to i) consider various strategic alternatives potentially available to the Company, which included, but were not limited to, sales of some or all of the assets of the Company, joint ventures, a recapitalization, and a sale or merger of the Company and ii) amend compensation arrangements of executives and employees for the purpose of retention and alignment of interests with the interests of the common stockholders during such strategic alternatives review process. The Special Committee engaged Petrie Partners, LLC as financial advisor to assist in the consideration of such matters.

As discussed in Note 2 — One Stone Exchange, on March 31, 2016, the Company and its sole preferred stockholder entered into an Exchange Agreement pursuant to which 100% of the outstanding shares of Magellan Series A convertible preferred stock (the “Series A Preferred Stock”) were exchanged in consideration for 100% of the Company’s interests in Nautilus Poplar LLC and 51% of the outstanding common units in Utah CO2 LLC (“Utah CO2,” and together with Nautilus Poplar LLC, the “CO2 Business,” or “NP,” or the “former NP segment”), as adjusted by the Cash Amount (as defined in the Exchange Agreement and discussed further below) (the “Exchange”). As of June 30, 2016, the assets and liabilities of the CO2 Business have been classified as held for sale in the consolidated balance sheets and the results of operations for the years then ended have been included in discontinued operations in the consolidated statements of operations. See Note 4 — Discontinued Operations.

As discussed in Note 3 — Sale of Weald Basin Assets, on June 10, 2016, MPUK entered into three concurrent agreements (the “Weald Agreements”) for divestiture of certain of its Petroleum Exploration and Development Licenses (“PEDLs”), its peripheral offshore license near the Isle of Wight, and settlement of legal claims related to the Central Weald licenses with its partner and operator, Celtique Energie Weald Limited (“Celtique”). As of June 30, 2016, the settlement with Celtique has been accrued and the assets and liabilities related to these licenses have been classified as held for sale in the consolidated balance sheets, and the results of operations related to the licenses for the years then ended have been included in discontinued operations in the consolidated statements of operations. See Note 4 — Discontinued Operations.

As discussed in Note 20 — Subsequent Events, on August 2, 2016, Magellan, Tellurian, and River Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Magellan (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of Tellurian will be exchanged for 1.300 shares of common stock, par value $0.01 per share, of Magellan, and Merger Sub will merge with and into Tellurian (the “Merger”), with Tellurian continuing as the surviving corporation and a direct subsidiary of Magellan, and Tellurian will be the accounting acquirer.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of Magellan and its wholly owned subsidiaries, NP (which has been discontinued), MPUK, and MPA, and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and the instructions to Form 10-K and Regulation S-X published by the US Securities and Exchange Commission (the “SEC”). All intercompany accounts and transactions have been eliminated.

Effective with the execution of the Exchange Agreement on March 31, 2016, the Company has reclassified the operations of NP to discontinued operations and reclassified its related assets and liabilities to assets and liabilities held for sale for all periods presented in the accompanying consolidated financial statements.

Effective with the execution of the Weald Agreements on June 10, 2016, the Company has reclassified the operations in connection with the respective licenses to discontinued operations and reclassified its related assets and liabilities to assets and liabilities held for sale for all periods presented in the accompanying consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on the prior year net loss attributable to common stockholders, accumulated deficit, net assets, or total shareholders’ equity.

The Company has evaluated events or transactions through September 13, 2016 in conjunction with the preparation of these consolidated financial statements. All amounts presented are in US dollars, unless otherwise noted. Amounts expressed in Australian currency are indicated as “AUD.” Amounts expressed in the currency of the United Kingdom are indicated as “GBP.”

As of June 30, 2016 the Company owned a 1.9% interest in Central Petroleum Limited (ASX:CTP) (“Central”), a Brisbane-based exploration and production company traded on the Australian Securities Exchange. The Company accounts for this investment as securities available-for-sale in the accompanying consolidated financial statements.

Pro Forma Financial Information (Unaudited)

Due to the significance of certain transactions that have closed during the third quarter of calendar 2016, including in connection with the Exchange Agreement and the Weald Agreements, we have presented in Note 21 — Pro Forma Financial Information (Unaudited)the effects of these transactions on our consolidated balance sheet at June 30, 2016, and on our consolidated statements of operations for the years ended June 30, 2016, and June 30, 2015, as if they had been completed on June 30, 2016, with respect to balance sheet data, and as if they had become effective on July 1, 2014, with respect to statement of operations data for the years ended June 30, 2016 and 2015. Refer to Note 21 for further information regarding the pro forma effects of these transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of oil and gas reserves, assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses, including stock-based compensation expense, during the reporting periods. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is their local currency. Assets and liabilities of foreign subsidiaries are translated to US dollars at period-end exchange rates, and our consolidated statements of operations and cash flows are translated at average exchange rates during the reporting periods. Resulting translation adjustments are recorded in accumulated other comprehensive income, a separate component of stockholders’ equity. A component of accumulated other comprehensive income will be released into income when the Company executes a partial or complete sale of an investment in a foreign subsidiary or a group of assets of a foreign subsidiary considered a business and/or when the Company no longer holds a controlling financial interest in a foreign subsidiary or group of assets of a foreign subsidiary considered a business.

Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in foreign currency transaction gains and losses that are reflected in results of operations as unrealized (based on period end translation) or realized (upon settlement of the transactions) and reported under general and administrative expenses in the consolidated statements of operations.

During the fiscal year ended June 30, 2015, the Company made a determination that it was no longer permanently invested in its foreign subsidiaries because (i) the Company had begun an effort to repay its intercompany balances through the repatriation of cash from these subsidiaries and (ii) the Company was increasingly focusing on its US operations. As such, the Company recorded on its statement of operations for the fiscal year ended June 30, 2015, an expense reclassification from accumulated other comprehensive income arising from foreign currency exchange losses on its intercompany account balances.

Cash and Cash Equivalents and Concentration of Credit Risk

The Company considers all highly liquid short-term investments with original maturities of three months or less at the date of acquisition to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to the short term nature of these instruments.

The Company’s financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company regularly assesses the level of credit risk we are exposed to and whether there are better ways of managing credit risk. The Company invests its cash and cash equivalents with reputable financial institutions. At times, balances deposited may exceed FDIC insured limits. The Company has not incurred any losses related to these deposits.

Securities Available-for-Sale

Securities available-for-sale are comprised of investments in publicly traded securities and are carried at quoted market prices. Unrealized gains and losses are excluded from earnings and recorded as a component of accumulated other comprehensive income in stockholders’ (deficit) equity, net of deferred income taxes. The Company recognizes gains or losses when securities are sold. On a quarterly basis, we perform an assessment to determine whether there have been any events or economic circumstances to indicate that a security with an unrealized loss has suffered an other-than-temporary impairment. The Company performed this analysis as of June 30, 2016, and concluded that it had not incurred an other-than temporary impairment. During the fiscal year ended June 30, 2015, the Company determined that the value of its investment in Central had suffered an other-than temporary impairment. As such, the unrealized loss on this investment was reclassified from other comprehensive income to the consolidated statement of operations at June 30, 2015.

Accounts Receivable

Trade accounts receivable consist mainly of receivables from oil and gas purchasers. For receivables from working interest partners, the Company typically has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings. Generally, oil and gas receivables are collected within two months. The collectability of accounts receivable is continuously monitored and analyzed based upon historical experience. The use of judgment is required to establish a provision for allowance for doubtful accounts for specific customer collection issues identified. The allowance for doubtful accounts was $0 as of June 30, 2016, and 2015.

Assets and Liabilities Held for Sale

As a result of the Exchange Agreement executed on March 31, 2016 (see Note 2 — One Stone Exchange), the Company determined that a strategic shift occurred in its business that will have a major effect on the Company’s future operations and financial results. Therefore, the Company adjusted the assets and liabilities of NP to the lesser of their carrying value or fair value less costs to sell, which resulted in an impairment write down of $11.3 million, and reclassified them as held for sale in the consolidated balance sheets effective March 31, 2016. The Company also reclassified the results of NP’s operations to discontinued operations in the consolidated statements of operations for all periods presented. In addition, on June 10, 2016, the Company executed the Weald ATA (see Note 3 — Sale of Weald Basin Assets). The Company determined that no fair value adjustments of the assets and liabilities disposed of in the Weald ATA was necessary because the net assets were recorded at less than their fair value less costs to sell. The major classes of assets and liabilities held for sale as well as the results of discontinued operations are presented in Note 4 — Discontinued Operations for both NP and the Weald Basin exploration licenses disposed of pursuant to the Weald ATA. The closing of the Exchange took place on August 1, 2016, following its approval at the Company’s annual meeting of stockholders on July 13, 2016. The closing of the transactions contemplated by the Weald ATA took place on August 11, 2016. Unaudited pro forma financial statements showing the impact of the closing of transactions contemplated by the Exchange Agreement and the Weald ATA and other events that have occurred subsequent to June 30, 2016 on the Company’s financial statements, as if they had been applied at June 30, 2016, have been included in Note 21 — Pro Forma Financial Information (Unaudited).

Oil and Gas Exploration and Production Activities

The Company follows the successful efforts method of accounting for its oil and gas exploration and production activities. Under this method, all property acquisition costs, and costs of exploratory and development wells are capitalized until a determination is made that the well has found proved reserves or is deemed noncommercial. If an exploratory well is deemed to be noncommercial, the well costs are charged to exploration expense as dry hole costs. Exploration expenses include dry hole costs and geological and geophysical expenses. Noncommercial development well costs are charged to impairment expense if circumstances indicate that a decline in the recoverability of the carrying value may have occurred.

The Company records its proportionate share in joint venture operations in the respective classifications of assets, liabilities, and expenses. The cost of CO2 injection is capitalized until a production response is seen as a result of the injection and it is determined that the well has found proved reserves. After oil production from the well begins, CO2 injection costs are expensed as incurred.

Depreciation, depletion, and amortization (“DD&A”) of capitalized costs related to proved oil and gas properties is calculated on a property-by-property basis using the units-of-production method based upon proved reserves. The computation of DD&A takes into consideration restoration, dismantlement, and abandonment costs as well as the estimated proceeds from salvaging equipment. As all of the Company’s proved oil and gas properties related to NP, DD&A has been reclassified to discontinued operations for all periods presented in the accompanying consolidated statements of operations. Effective with the classification of the assets and liabilities of NP to held for sale on March 31, 2016, including the proved oil and gas properties, the Company halted DD&A related to these assets and no further DD&A has been recorded in the accompanying consolidated financial statements for the period from April 1, 2016 through June 30, 2016.

The sale of a partial interest in a proved oil and gas property is accounted for as normal retirement, and no gain or loss is recognized as long as the treatment does not significantly affect the units-of-production depletion rate. A gain or loss is recognized for all other sales of producing properties. The sale of a partial interest in an unproved oil and gas property is accounted for as a recovery of cost, with any excess of the proceeds over such cost or related carrying amount recognized as gain.

Impairment of Long-Lived Assets

The Company reviews the carrying amount of its oil and gas properties and unproved leaseholds for impairment annually or whenever events or changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred. The Company estimates the expected undiscounted future cash flows of its oil and gas properties and compares such undiscounted future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, recent sales prices of comparable properties, the present value of estimated future cash flows, net of estimated operating and development costs, using estimates of reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and various discount rates commensurate with the risk and current market conditions associated with realizing the expected cash flows projected.

In connection with the Exchange Agreement and the reclassification of NP’s oil and gas properties to assets held for sale, the Company undertook such a review at March 31, 2016, and recorded an impairment of the proved oil and gas properties of $7.8 million and an impairment of its wells in progress of $3.4 million, both included in the loss from discontinued operations in the accompanying consolidated statements of operations for the year ended June 30, 2016. The Company used a fairness opinion provided by a third party in connection with the Exchange and an internally developed cash flow model to value the oil and gas properties of NP. As of June 30, 2016, the properties continue to be included in assets held for sale at their adjusted carrying values representing their fair values less costs to sell, which as of June 30, 2016, approximately equaled the fair values less costs to sell as determined at March 31, 2016.

The Company also undertook such a review during the year ended June 30, 2015, and as a result of the decline in oil prices, concluded that its proved oil and gas properties were impaired and recorded an impairment loss of $17.4 million in the accompanying consolidated statement of operations.

Land, Buildings, and Equipment

Land, buildings, and equipment are recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repair costs are expensed when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to fifteen years.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired, net of the fair value of liabilities assumed in an acquisition. The goodwill recorded as of June 30, 2016 and 2015 of $500 thousand related to the Company’s foreign subsidiaries, of which amount $275 thousand related to MPA, and $225 thousand related to MPUK. GAAP requires goodwill to be evaluated on an annual basis for impairment, or more frequently if events occur or circumstances change that could potentially result in impairment.

For the year ended June 30, 2016, as a result of management’s intent to monetize certain assets, including those of its foreign subsidiaries, and the progress of negotiations related to the sale of those assets, the Company performed an analysis of qualitative factors to determine whether further evaluation under GAAP (the two-step test) was required. As a result of this qualitative analysis, the Company determined that it was not more likely than not that the carrying value of its foreign reporting units, including goodwill, were less than their carrying amounts. Therefore, no further testing for impairment of the Company’s goodwill balances at June 30, 2016 was performed.

As of June 30, 2015, management concluded that as a result of the decline in reserve value, principally due to the decline in commodity prices, and a downward revision in reserve quantities as the result of the exclusion of PUD reserves from the Company’s reserve estimates, goodwill related to NP had been impaired. Accordingly, we recorded impairment expense of $674 thousand for the year ended June 30, 2015, which is included in discontinued operations in the accompanying consolidated statement of operations. The qualitative factors used in our assessment included macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance. The quantitative analysis performed included a review of the June 30, 2015 reserve estimates using forward commodity prices and an estimate of the differential less the liabilities for NP, and comparing the result of the analysis to the recorded carrying value of the net assets. The analysis indicated that the carrying value of the net assets exceeded the calculated value of the reserves net of liabilities, and therefore, an impairment had occurred.

Asset Retirement Obligations

The Company recognizes an estimated liability for future costs associated with the plugging and abandonment of its oil and gas properties. A liability for the fair value of an asset retirement obligation and corresponding increase in the carrying value of the related long-lived asset are recorded at the time a well is acquired or the liability to plug is legally incurred. Assumptions and judgments made by management when assessing an asset retirement obligation include: (i) the existence of a legal obligation; (ii) estimated probabilities, amounts, and timing of settlements; (iii) the credit-adjusted risk-

free rate to be used; and (iv) inflation rates. The Company depletes the amount added to proved oil and gas property costs, net of estimated salvage values, and recognizes expense in connection with the accretion of the discounted liability over the remaining estimated economic lives of the respective oil and gas properties. Asset retirement obligations have been classified as held for sale as of all periods presented in the accompanying consolidated balance sheets, as they relate to NP.

Revenue Recognition

The Company has historically derived revenue primarily from the sale of produced oil. Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and collection of the revenue is probable. Oil revenues have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations, as they relate to NP.

Major Customers

The Company’s consolidated oil production revenue is derived from its NP segment and was generated from two customers for the years ended June 30, 2016 and 2015.

Stock-Based Compensation

Stock option grants may contain time-based, market-based, or performance-based vesting provisions. Time-based options (“TBOs”) are expensed on a straight-line basis over the vesting period. Market-based options (“MBOs”) are expensed on a straight-line basis over the derived service period, even if the market condition is not achieved. Performance-based options (“PBOs”) are amortized on a straight-line basis between the date upon which the achievement of the relevant performance condition is deemed probable and the date the performance condition is expected to be achieved. Management re-assesses whether achievement of performance conditions is probable at the end of each reporting period. If changes in the estimated outcome of the performance conditions affect the quantity of the awards expected to vest, the cumulative effect of the change is recognized in the period of change.

The fair value of the stock options is determined on the grant date and is affected by our stock price and other assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, risk-free interest rates, expected dividends, and the expected option exercise term. The Company estimates the fair value of PBOs and time-based stock options using the Black-Scholes-Merton pricing model. The simplified method is used to estimate the expected term of stock options due to a lack of related historical data regarding exercise, cancellation, and forfeiture. For MBOs, the fair value is estimated using Monte Carlo simulation techniques.

Accounting for Income Taxes

The Company follows the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance for deferred tax assets when it is more likely than not that such assets will not be recovered.

GAAP prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its tax returns. Under GAAP, the Company recognizes tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company has presumed that its positions will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The next step consists of measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. An uncertain income tax position will not be recognized if it does not meet the more-likely-than-not threshold. To appropriately account for income tax matters, the Company is required to make significant judgments and estimates regarding the recoverability of deferred tax assets, the likelihood of the outcome of examinations of tax positions that may or may not be currently under review, and potential scenarios involving settlements of such matters. Changes in these estimates could materially impact the consolidated financial statements. There are no uncertain tax positions that would meet the more-likely-than-not recognition threshold for the fiscal years ended June 30, 2016, or 2015.

The Company has adopted an accounting policy to record all tax-related interest under interest expense and tax-related penalties under general and administrative expense in the consolidated statement of operations.

Financial Instruments

The carrying values for accounts receivable, accounts payable and debt approximate fair value based on the timing of the anticipated cash flows and current market conditions.

Segment Information

As of June 30, 2016, the Company determined, based on the criteria of Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification Topic 280, that it operated in two segments, MPUK and MPA, as well as a head office, Magellan (“Corporate”), which is treated as a cost center. As of June 30, 2016, these two operating segments met the minimum quantitative threshold to qualify for separate segment reporting.

The Company’s chief operating decision maker is Antoine J. Lafargue (President and CEO of the Company), who reviews the results and manages operations of the Company in the two reporting segments of MPUK and MPA, and Corporate. The presentation of all segment information herein reflects the manner in which the Company’s management monitors performance and allocates resources.

Prior to signing the Exchange Agreement, and the related reclassification of the assets and liabilities of NP to held for sale, and classification of NP’s results of operations to discontinued operations, the Company operated in three segments. For further information pertaining to our reporting segments, see Note 15 — Segment Information.

Loss per Common Share

Income and losses per common share are based upon the weighted average number of common and common equivalent shares outstanding during the period. The effects of potentially dilutive securities in the determination of diluted earnings per share are the dilutive effect of stock options and the shares of Series A Preferred Stock.

The potentially dilutive impact of stock options is determined using the treasury stock method. The potentially dilutive impact of the shares of Series A Preferred Stock is determined using the if-converted method. In applying the if-converted method, conversion is not assumed for purposes of computing dilutive shares if the effect would be anti-dilutive. The Series A Preferred Stock is convertible at a rate of one common share for one preferred share, multiplied by an applicable conversion ratio. We did not include any stock options nor common stock issuable upon the conversion of the Series A Preferred Stock in the calculation of diluted loss per share during the fiscal years ended June 30, 2016, and 2015, as their effect would have been anti-dilutive due to net losses in those periods.

Accumulated Other Comprehensive Income Loss

Other comprehensive (loss) income is presented net of applicable income taxes in the accompanying consolidated statements of stockholders’ (deficit) equity and comprehensive loss. Other comprehensive (loss) income is comprised of revenues, expenses, gains, and losses that under GAAP are reported as separate components of stockholders’ (deficit) equity instead of net loss.

Recently Issued Accounting Standards

In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, which is intended to reduce diversity in practice in reporting certain items in the statement of cash flows. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2019, and early adoption is permitted. The Company does not expect adoption of ASU 2016-15 to have a material effect on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification on the statement of cash flows; and (d) accounting for forfeitures. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2018, and early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months, and provides revised guidance on lease classification as finance or operating, with classification affecting the pattern of expense recognition in the statement of operations or comprehensive loss, and the pattern of cash flow classification in the statement of cash flows. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2020. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2019, with earlier application not permitted with the exception of certain specific provisions. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, which simplifies the presentation of deferred income taxes in the classified balance sheet, by removing the requirement to separate current and noncurrent deferred taxes and requiring deferred tax assets and liabilities to be classified as noncurrent. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2018, and early adoption is permitted. The Company does not expect adoption of ASU 2015-17 to have a material effect on its consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, which simplifies the accounting for adjustments made to provisional amounts recognized at the acquisition date in a business combination, by eliminating the requirement to retrospectively account for such adjustments for which the accounting is incomplete by the end of the reporting period in which the combination occurs. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2017. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-15, which amends presentation and disclosure requirements outlined in ASU 2015-03 by clarifying guidance for debt issuance costs related to line of credit arrangements, provided that the SEC would not object to presentation of debt issuance costs related to a line of credit arrangement as an asset, and amortizing them ratably over the term of the line of credit arrangement. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2017. The Company does not expect adoption of ASU 2015-15 to have a material effect on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, which provides guidance on management’s responsibility to evaluate whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. This standard will be effective for the Company’s fiscal year ending June 30, 2017, and annual and interim periods thereafter. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-8, which changed the requirements for reporting discontinued operations and disclosures of disposals of components of an entity. ASU 2014-8 is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company has adopted this standard and applied its guidance to its reporting and disclosure of the One Stone Exchange, the Weald ATA and the IoW ATA, and discontinued operations of NP and MPUK (see Notes 2, 3 and 4).

There are no new significant accounting standards applicable to the Company that have been issued but not yet adopted by the Company as of June 30, 2016.

Note 2 — One Stone Exchange

On March 31, 2016, Magellan and One Stone entered into an Exchange Agreement (the “Exchange Agreement”). The Exchange Agreement provides, upon the terms and subject to the conditions set forth in the Exchange Agreement, for the transfer by One Stone to the Company of 100% of the outstanding shares of Magellan Series A convertible preferred stock (the “Series A Preferred Stock”) in consideration for the assignment to and assumption by One Stone of 100% of the outstanding membership interests in Nautilus Poplar LLC and 51% of the outstanding common units in

Utah CO2 LLC (“Utah CO2,” and together with Nautilus Poplar LLC, the “CO2 Business”), as adjusted by the Cash Amount (as defined in the Exchange Agreement and discussed further below) (the “Exchange”).

The closing of the Exchange was subject to customary closing conditions, including, among others, the receipt of Magellan stockholder approval and the consent of West Texas State Bank (“WTSB”) to release a guaranty provided by Magellan. The Exchange Agreement has been approved by each of the Special Committee and the Company’s Board of Directors. Stockholders of the Company were asked to vote on the approval of the Exchange Agreement at a stockholder meeting that took place on July 13, 2016, at which the Exchange Agreement was approved by the stockholders. One Stone was required to vote all shares of Series A Preferred Stock in favor of the Exchange Agreement at the meeting of Magellan stockholders. If the customary closing conditions had not been satisfied, and the Exchange Agreement had been terminated by either party as a result of the failure to obtain the requisite approval by Magellan stockholders, the Company would have been required to reimburse One Stone for all documented out-of-pocket fees and expenses incurred by One Stone in connection with the Exchange Agreement, subject to a maximum of $200 thousand in the aggregate. On August 1, 2016, the transactions contemplated by the Exchange Agreement closed and the Company received the Cash Amount, which amounted to $900 thousand.

Pursuant to the Exchange Agreement, on April 15, 2016, Magellan and One Stone i) entered into a Secured Promissory Note (the “Note”) pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand (the “Loan Amount”) and ii) simultaneously entered into a Pledge Agreement pursuant to which Magellan pledged, assigned and granted to One Stone a security interest in the Company’s interests in MPA, as collateral for the loan. Magellan was required to use the borrowed amounts to satisfy transaction costs and pay certain outstanding accounts payable primarily related to the CO2 Business to maintain its ongoing operations between signing of the Exchange Agreement and closing. The Note did not bear interest up until closing of the Exchange, was expected to be forgiven upon closing of the Exchange, and if the Exchange had not closed, would have become due and payable on August 1, 2016, or, in the case of a breach of the Exchange Agreement by One Stone, August 1, 2017, and would have borne interest from the date of termination of the Exchange Agreement at a rate of the prime rate of interest plus 1% (4.5% at June 30, 2016). At the closing of the Exchange, the Loan Amount was deemed paid in full and no further amounts under the Note are required to be repaid by the Company.

The Exchange Agreement has been given economic effect as of September 30, 2015 (the “Effective Date”). At closing, One Stone was expected to pay the Company an amount in cash equal to i) any transaction costs One Stone has agreed to pay pursuant to the Exchange Agreement that have not been paid on or prior to closing, ii) minus (if positive) or plus (if negative) the net revenues and expenses attributable to NP after the Effective Date, plus iii) certain specified liabilities of NP actually paid by the Company or NP prior to closing, minus, (iv) the Loan Amount (the “Cash Amount”). The purpose of the Cash Amount is primarily to reimburse the Company for the funding of the operations of NP during the period between September 30, 2015, and the closing of the Exchange, which operations resulted in a loss in the aggregate for the period. At the end of June 2016, the Company provided a preliminary estimate of the Cash Amount, which amounted to $1.2 million. On August 1, 2016, the final amount agreed between the parties and paid by One Stone to the Company was $900 thousand. In addition, One Stone and Messrs. Gluzman and Israel agreed that the Company would not be required to pay the outstanding fees owed to Messrs. Gluzman and Israel as compensation for services as directors of the Company, which outstanding fees amounted to approximately $174 thousand in a combination of cash and stock of the Company.

The Exchange Agreement may have been terminated under certain circumstances, including in specified circumstances in connection with receipt of a Superior Proposal, as such term is defined in the Exchange Agreement. In connection with the termination of the Exchange Agreement in the event of a Superior Proposal, a breach by the Company of the non-solicitation provision, or following a change by the Board of its recommendation to stockholders, in addition to amounts discussed above, the Company would have been required to pay to One Stone a termination fee of $750 thousand.

Note 3 — Sale of Weald Basin Assets

On June 10, 2016, MPUK entered into three concurrent agreements, which resulted in the disposal of its interests in four licenses in the UK and the settlement of all legal claims related to its dispute with Celtique.

On June 10, 2016, MPUK entered into i) an Asset Transfer Agreement relating to the sale to UK Oil & Gas Investments PLC (“UKOG”) of MPUK’s 50% interests in PEDLs 231, 234, and 243 (the “Weald ATA”), ii) an Asset Transfer Agreement relating to the sale to UKOG of MPUK’s 22.5% interest in the Offshore Petroleum Licence P1916 (the “IoW ATA”), and iii) a Settlement Agreement with Celtique. The consideration payable by UKOG to MPUK for the Weald ATA amounted to GBP 1.8 million in a combination of cash and shares in UKOG. The number and value of shares of UKOG was determined as of the time of execution of the Weald ATA and was based on the volume weighted average price of an ordinary share of UKOG for the ten business days prior to June 10, 2016. The consideration for the IoW ATA was the assumption of MPUK’s outstanding payables related to its interests in the Offshore Petroleum Licence P1916. Pursuant to the terms of the Settlement Agreement, MPUK was due to pay Celtique GBP 500 thousand in a combination of cash and shares in UKOG pro rata to the consideration payable to MPUK for the Weald ATA.

The closing of the Weald ATA was subject to customary conditions and the approval by the UK Oil and Gas Authority of, amongst other things, an extension of the term of PEDL 234. The closing of the transactions contemplated by the Weald ATA, IoW ATA, and Settlement Agreement were conditional upon each other and also subject to the completion of the acquisition by UKOG of the entire issued share capital in Celtique, the terms of which acquisition were based on consideration equivalent to that in the Weald ATA. Contemporaneously with these transactions, MPUK and Celtique initiated the process of relinquishing their interests in PEDLs 231 and 243.

With respect to the Settlement Agreement, MPUK entered into a settlement agreement with Celtique and its parent Celtique Energie Petroleum Limited (the “Settlement Agreement”) which provided for the dismissal of all claims and counterclaims related to PEDLs 231, 234, and 243 between the parties. The Settlement Agreement also included a standstill provision among all parties until the completion of the Weald ATA.

On August 11, 2016, the conditions to closing the transactions contemplated by the Weald ATA were met, and the transactions contemplated by all three agreements closed, with MPUK receiving net cash proceeds of GBP 446 thousand and the net issuance to MPUK of approximately 50.9 million shares of UKOG, which shares were worth approximately GBP 703 thousand and GBP 958 thousand as of August 11, 2016, and September 9, 2016, respectively.

In connection with the Weald ATA, IoW ATA, and Settlement Agreement, the Company accrued its liabilities to Celtique to the full amount of the consideration payable to Celtique of GBP 500 thousand as of June 30, 2016, and classified its assets and liabilities related to PEDLs 231, 234, and 243, and P1916 to held for sale in the accompanying consolidated balance sheets as of June 30,

2016 and June 30, 2015. The Company also classified the operations related to these licenses to discontinued operations for the years ended June 30, 2016 and 2015. For further information, refer to Note 4 — Discontinued Operations.

Note 4 — Discontinued Operations

On March 31, 2016, the Company entered into an Exchange Agreement with One Stone pursuant to which, subject primarily to stockholder approval, One Stone would transfer its ownership of 100% of Magellan’s Series A Preferred Stock in exchange for 100% of Magellan’s interest in the CO2 Business. As of March 31, 2016, the Company determined that it was probable that the Exchange would be approved by the stockholders. Therefore, assets and liabilities of the CO2 Business were reclassified as held for sale and recorded at their fair values, less the cost to sell. The assets and liabilities are shown as held for sale for all periods presented. Subsequent to June 30, 2016, on July 13, 2016, the stockholders of Magellan voted in favor of the Exchange and on August 1, 2016 the Exchange closed.

In addition, on June 10, 2016, the Company entered into three concurrent agreements, including the Weald ATA, the IoW ATA, and the Settlement Agreement, which resulted in the disposal of its interests in four licenses in the UK and the settlement of all legal claims related to its dispute with Celtique. As of June 30, 2016, the Company determined that it was probable that the transactions contemplated by these agreements would close, and therefore the assets and liabilities of MPUK related to them were reclassified as held for sale and recorded at the lower of their cost or their fair values, less the cost to sell. The assets and liabilities are shown as held for sale for all periods presented. Subsequent to June 30, 2016, on August 11, 2016, the conditions to completion of these agreements were met, and the transactions contemplated by the Weald ATA, the IoW ATA, and the Settlement Agreement closed.

The results of operations of the CO2 Business and the exploration licenses included in the Weald ATA and the IoW ATA, including the settlement of the Celtique litigation were reclassified to discontinued operations in fiscal year 2016. Prior year amounts related to the discontinued operations in the consolidated statements of operations and statements of cash flows have been reclassified to conform to the current period presentation. Summarized results of the Company’s discontinued operations are as follows:

	June 30,
	2016			2015
	CO2 Business	Weald Basin	Total	CO2 Business	Weald Basin	Total
	(in thousands)
Revenue	$1,990	$—	$1,990	$4,459	$—	$4,459

Operating, exploration and general and administrative expenses	3,070	361	3,431	6,708	370	7,078
Depletion, depreciation, amortization and accretion	651	—	651	1,001	—	1,001
Exploration	—	—	—	—	—	—
Impairment expense	11,280	—	11,280	18,027	—	18,027
General and administrative	—	—	—	—	—	—
Interest expense and other disposal costs	926	—	926	168	—	168

Total expenses	$15,927	$361	$16,288	25,904	370	26,274

Non-controlling interest	49	—	49	411	—	411

Loss from discontinued operations before tax	$(13,888)	$(361)	$(14,249)	$(21,034)	$(370)	$(21,404)

The Company reviewed the recoverability of the carrying values of its assets and liabilities related to the CO2 Business and the Weald Basin. As a result of this review, the Company recorded an impairment of $11.3 million in discontinued operations for the year ended June 30, 2016, to adjust the carrying values of the exchanged assets and liabilities of the CO2 Business to their estimated fair values less costs to sell at June 30, 2016. For the fiscal year ended June 30, 2015, the Company had previously recorded an impairment of $17.4 million related to the proved oil and gas property and a goodwill impairment of $674 thousand related to the CO2 Business. The carrying values of the Weald Basin assets were less than their fair values; therefore, no adjustment was necessary. The adjusted carrying amounts of the major classes of assets and liabilities included in discontinued operations are as follows:

	June 30,
	2016			2015
	CO2 Business	Weald Basin	Total	CO2 Business	Weald Basin	Total
	(in thousands)
Carrying amounts of major classes of assets included as part of assets held for sale:
Cash	$141	$—	$141	$282	$—	$282
Accounts receivable	249	—	249	504	—	504
Inventories	232	301	533	297	354	651

	June 30,
	2016			2015
	CO2 Business	Weald Basin	Total	CO2 Business	Weald Basin	Total
	(in thousands)
Other classes of current assets that are not major	34	—	34	77	—	77
Property and equipment, net	23,941	812	24,753	35,593	953	36,546
Other classes of assets that are not major	332	—	332	376	—	376

Total assets of the disposal group classified as held for sale in the balance sheet	$24,929	$1,113	$26,042	$37,129	$1,307	$38,436

Carrying amounts of major classes of liabilities included as part of liabilities held for sale:
Accounts payable	$1,594	$670	$2,264	$1,752	$485	$2,237
Note payable	5,500	—	5,500	5,500	—	5,500
Asset retirement obligations	2,818	—	2,818	2,647	—	2,647
Other classes of liabilities that are not major	56	—	56	104	—	104

Total liabilities of the disposal group classified as held for sale in the balance sheet	$9,968	$670	$10,638	$10,003	$485	$10,488

Note Payable. The note payable included in liabilities held for sale of discontinued operations at June 30, 2016, and June 30, 2015, represents the Term Loan with WTSB as described below.

On September 17, 2014, the Company, through its former wholly owned subsidiary NP, entered into a senior secured revolving loan facility (the “Revolving Loan Facility”) with WTSB. The Revolving Loan Facility had a floating interest rate based on the prime rate with a floor rate of 3.25%, with interest payable quarterly, a maturity of September 30, 2015, and a total available borrowing limit of $8.0 million, of which $5.5 million was drawn as of June 30, 2015, when the Company entered into an amendment to the Revolving Loan Facility whereby the Revolving Loan Facility was converted into a single term loan (the “Term Loan”). The maturity of the Term Loan was extended to June 30, 2020 and bears interest at the Prime Rate (3.5% at June 30, 2016) plus 1.50% with an interest rate floor of 4.75%. The Term Loan was secured by substantially all of NP’s assets and a guarantee of Magellan secured by a pledge of its membership interest in NP. During the first 12 months of the Term Loan, only monthly interest payments were payable. Principal is amortized over its remaining four-year term. Under the terms of the Term Loan, Magellan and NP are subject to certain restrictive covenants customary in similar loan agreements. At June 30, 2016, the Company was in compliance with all such covenants. Upon closing of the Exchange on August 1, 2016, Magellan was released from the guarantee and One Stone received 100% of the outstanding membership interests in NP and assumed the Term Loan.

Asset Retirement Obligations. The estimated valuation of asset retirement obligations (“AROs”) is based on the Company’s historical experience and management’s best estimate of plugging and abandonment costs by field. Assumptions and judgments made by management when assessing an ARO include: (i) the existence of a legal obligation; (ii) estimated probabilities, amounts, and timing of settlements; (iii) the credit-adjusted risk-free rate to be used; and (iv) inflation rates.

Accretion expense related to the asset retirement obligations are included in discontinued operations in the accompanying consolidated statements of operations.

The following table summarizes the asset retirement obligation activity included in liabilities held for sale for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
Fiscal year opening balance	$2,647	$2,476
Accretion expense	171	171

Fiscal year closing balance	2,818	2,647

Less current asset retirement obligations	—	—

Long-term asset retirement obligations	$2,818	$2,647

Contingent Production Payments. The Company has retained potential future contingent production payments related to its September 2011 acquisition of NP. The contingent production payments are payable, up to a total of $5.0 million, if certain increased average daily production rates are achieved at the Poplar field. Based upon the latest reserves estimates available to the Company, the contingent production payments are unlikely to be paid, and therefore are not recorded in the accompanying consolidated financial statements.

Non-controlling Interest in Utah CO2 LLC. The Exchange Agreement provided for the transfer by the Company of its 51% interest in Utah CO2 to One Stone. The non-controlling interest in Utah CO2 has been included with liabilities held for sale in the consolidated balance sheets for all periods presented, and its results of operations are included in discontinued operations in the accompanying statements of operations for all periods presented.

Note 5 — Sale of Amadeus Basin Assets

On March 31, 2014 (the “Central Closing Date”), pursuant to the Share Sale and Purchase Deed dated February 17, 2014 (the “Sale Deed”), the Company sold its Amadeus Basin assets and the Palm Valley and Dingo gas fields (“Palm Valley” and “Dingo,” respectively) to Central through the sale of the Company’s wholly owned subsidiary, Magellan Petroleum (N.T.) Pty. Ltd (“MPNT”), to Central’s wholly owned subsidiary Central Petroleum PV Pty. Ltd (“Central PV”). In exchange for the assets, Central paid to Magellan (i) AUD $20.0 million; (ii) customary purchase price adjustments amounting to AUD $800 thousand; and (iii) 39.5 million newly issued shares of Central stock (ASX: CTP), equivalent to an ownership interest in Central of approximately 11%.

The Sale Deed also provides that the Company is entitled to receive 25% of the revenues generated at the Palm Valley gas field from gas sales when the volume-weighted gas price realized at Palm Valley exceeds AUD $5.00/Gigajoule (“GJ”) and AUD $6.00/GJ for the first 10 years following the Central Closing Date, and for the following five years, respectively, with such prices to be escalated in accordance with the Australian consumer price index. Between the third and fifth anniversaries of the Central Closing Date, inclusive, the Company may seek from Central a one-time payment (the “Bonus Discharge Amount”) corresponding to the present value, assuming an annual discount rate of 10%, of any expected remaining bonus payments in exchange for foregoing future bonus payments. If the Company receives the Bonus Discharge Amount, bonus payments and the Bonus Discharge Amount together may not exceed AUD $7.0 million. The Company also retained its rights to receive any and all bonuses (the “Mereenie Bonus”) payable by Santos Ltd (“Santos”) and contingent upon production at the Mereenie oil and gas field achieving certain threshold levels. The Mereenie Bonus was established in fiscal year 2011 pursuant to the terms of the asset swap agreement between the Company and Santos for the sale of the Company’s interest in Mereenie to Santos and the Company’s purchase of the interests of Santos in the Palm Valley and Dingo gas fields. The Company has historically not recognized a contingent asset related to the Bonus Discharge Amount or Mereenie Bonus, as such amounts are not reasonably assured.

On May 18, 2016, pursuant to a sale and purchase deed and deed of consent, with appropriate consent from Santos, the Company sold its rights in the Mereenie Bonus for AUD $3.5 million, which translated to $2.5 million on that date. Since no asset had previously been recorded related to the Mereenie Bonus, the Company recorded the entire sales price as a gain for the year ended June 30, 2016. The Company’s ability to repatriate the proceeds from the sale of the Mereenie Bonus to the US was constrained by the terms of the Pledge Agreement the Company entered into in conjunction with the Note with One Stone, until closing of the Exchange on August 1, 2016.

Note 6 — Securities Available-for-Sale

The following table presents the amortized cost, gross unrealized gains, gross unrealized losses and fair market value of available-for-sale equity securities as follows:

	June 30, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Equity securities	$885	$—	$(284)	$601

	June 30, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Equity securities	$4,230	$—	$—	$4,230

During the year ended June 30, 2016, the Company sold part of its investment in Central due to the Company’s liquidity constraints and financing needs. The realized price at which the Company sold shares of its investment in Central was lower than the Company’s amortized cost, on a per share basis, of its investment. Consequently, the Company determined that unrealized losses incurred through June 30, 2015, related to its investment in Central were other-than-temporary, and recognized an impairment loss in the amount of $14.9 million as of June 30, 2015, equal to the difference between the carrying value of its investment in Central and the market price of Central’s common stock on the Australian Securities Exchange at June 30, 2015, including applicable foreign currency translation.

On April 15, 2016, pursuant to the Exchange Agreement, Magellan and One Stone entered into a Secured Promissory Note pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand and simultaneously entered into a Pledge Agreement pursuant to which Magellan pledged, assigned and granted to One Stone a security interest in Magellan’s interests in MPA, which in turn holds the Company’s available-for sale securities, as collateral for the Note. Upon the closing of the Exchange, the Loan Amount was deemed paid in full as a portion of the exchange consideration, which restored the ability of the Company to sell its shares of Central common stock.

On June 10, 2016, pursuant to the Weald ATA, Magellan agreed to accept as partial consideration for the transfer of PEDLs 231, 234, and 243 to UKOG, shares of UKOG, the number of which was determined based upon the volume weighted average price of an ordinary share of UKOG over the 10 business days prior to the signing of the Weald ATA. The closing of the transactions contemplated by the Weald ATA occurred on August 11, 2016, and the value of shares of UKOG received by the Company was approximately GBP 703 thousand at the time of closing. Since Magellan’s receipt of the shares of UKOG was not due until closing of the transactions contemplated by the Weald ATA, and since the fair value of the net assets transferred in the Weald ATA was less than the consideration received, no adjustment has been recorded in these consolidated financial statements for any difference in the value of such shares from the time of signing of the Weald ATA and June 30, 2016.

Also, during the year ended June 30, 2015, the Company realized a loss on the sale of its other investment in securities available-for-sale in the amount of $171 thousand.

Note 7 — Notes Payable

Insurance Premium Notes. Between September 2015 and March 2016, the Company entered into three separate insurance premium financing agreements (the “Premium Notes”) to finance the insurance premiums related to the annual renewal of the Company’s insurance policies. The Premium Notes have an aggregate original principal amount of $353 thousand, bear interest ranging between 6.25% and 6.50%, and have amortization terms ranging from nine to ten months. The aggregate principal and interest payments due monthly under the Premium Notes range between $38 thousand and $21 thousand, and are payable between July 2016 and January 2017.

Secured Promissory Note. Pursuant to the Exchange Agreement, on April 15, 2016, Magellan and One Stone i) entered into a Secured Promissory Note (the “Note”) pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand (the “Loan Amount”) and ii) simultaneously entered into a Pledge Agreement pursuant to which Magellan pledged, assigned and granted to One Stone a security interest in the Company’s interests in MPA, as collateral for the loan. Magellan was required to use the borrowed amounts to satisfy transaction costs and pay certain outstanding accounts payable primarily related to the CO2 Business, to maintain its ongoing operations between signing of the Exchange Agreement and closing. The Note did not bear interest up until closing of the Exchange and was expected to be forgiven upon closing of the Exchange, and if the Exchange had not closed, would have become due and payable on August 1, 2016, or, in the case of a breach of the Exchange Agreement by One Stone, August 1, 2017, and would have borne interest from the date of termination of the Exchange Agreement at a rate of the prime rate of interest plus 1% (4.5% at June 30, 2016). The Note is included in Notes Payable at June 30, 2016 in the accompanying consolidated balance sheets. Upon the closing of the Exchange on August 1, 2016, the Loan Amount was deemed paid in full and no further amounts under the Note are required to be repaid by the Company.

Scheduled annual principal payments of Notes Payable are as follows:

Total
(In thousands)
Payable in fiscal year:
2017	$783

Total	$783

Note 8 — Asset Retirement Obligations

As of June 30, 2016, the Company no longer had an asset retirement obligation related to its oil and gas properties included in continuing operations. The estimated valuation of asset retirement obligations (“AROs”) is based on the Company’s historical experience and management’s best estimate of plugging and abandonment costs by field. Assumptions and judgments made by management when assessing an ARO include: (i) the existence of a legal obligation; (ii) estimated probabilities, amounts, and timing of settlements; (iii) the credit-adjusted risk-free rate to be used; and (iv) inflation rates. Accretion expense is recorded under depletion, depreciation, amortization, and accretion in the consolidated statements of operations. If the recorded value of ARO requires revision, the revision is recorded to both the ARO and the asset retirement capitalized cost. As of June 30, 2016, the Horse Hill-1 well was still under investigation and therefore no ARO was recorded in relation to this potential wellbore in the accompanying consolidated financial statements.

The following table summarizes the asset retirement obligation activity for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
Fiscal year opening balance	$—	$397
Sale of assets (1)	—	(346)
Effect of exchange rate changes	—	(51)

Fiscal year closing balance	—	—

Less current asset retirement obligations	—	—

Long-term asset retirement obligations	$—	$—

(1)	In fiscal 2015, the Company sold its 40% interest in PEDL 126, the exploration license that contains the Markwells Wood-1 wellbore. By selling the license and the wellbore, the Company was able to eliminate its current asset retirement obligation related to the wellbore.

Note 9 — Fair Value Measurements

The Company follows authoritative guidance related to fair value measurement and disclosure, which establishes a three level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement using market participant assumptions at the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1: Quoted prices in active markets for identical assets.

•	Level 2: Significant other observable inputs — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3: Significant inputs to the valuation model are unobservable inputs.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and the consideration of factors specific to the asset or liability. The Company’s policy is to recognize transfers in or out of a fair value hierarchy as of the end of the reporting period for which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed above for all periods presented. During the years ended June 30, 2016, and 2015, there have been no transfers in or out of Level 1, Level 2, or Level 3.

Assets and liabilities measured on a recurring basis

The Company’s financial instruments exposed to concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The carrying values for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portion of notes payable reflect theses items’ cost, which approximates fair value based on the timing of the anticipated cash flows and current market conditions.

Items required to be measured at fair value on a recurring basis by the Company include securities available-for-sale and contingent consideration payable (as discussed further below). Within the valuation hierarchy, the Company measures the fair value of securities available-for-sale using Level 1 inputs, and the fair value of contingent consideration payable using Level 3 inputs. As of June 30, 2016, and June 30, 2015, the fair value of securities available-for-sale was $601 thousand and $4.2 million, respectively. As of both June 30, 2016, and June 30, 2015, the fair value of contingent consideration payable was $0.

The following table presents items required to be measured at fair value on a recurring basis by the level in which they are classified within the valuation hierarchy as of the periods presented:

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets:
Securities available-for-sale	$601	$—	$—	$601

Liabilities:
Contingent consideration payable	$—	$—	$—	$—

	June 30, 2015
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets:
Securities available-for-sale	$4,230	$—	$—	$4,230

Liabilities:
Contingent consideration payable	$—	$—	$—	$—

The contingent consideration payable as discussed in Note 16—Commitments and Contingencies - Contingent production payments is a potential standalone liability that is measured at fair value on a recurring basis for which there is no available quoted market price, principal market, or market participants. The inputs for this instrument are unobservable and therefore classified as Level 3 inputs. The calculation of this liability is a significant management estimate and uses drilling and production projections based in part on the Company’s reserve report for NP to estimate future production bonus payments and a discount rate that is reflective of the Company’s credit-adjusted borrowing rate. The Company has retained potential future contingent production payments related to its September 2011 acquisition of NP following the closing of the Exchange with One Stone.

Inputs are reviewed by management on an annual basis or more frequently as deemed appropriate, and the potential liability is estimated by converting estimated future production bonus payments to a single net present value using a discounted cash flow model. Payments of future production bonuses are sensitive to the Poplar field’s 60 days rolling gross production average. The contingent consideration payable would increase with significant production increases and/or a reduction in the discount rate.

The Company has previously recorded a liability and resulting accretion expense for the estimated fair value of the contingent consideration payable. Based upon the latest reserves estimates available to the Company, the contingent consideration payable is unlikely to be paid, and therefore, it is not recorded in the accompanying consolidated financial statements at June 30, 2016. Revisions to the fair value estimate of the contingent consideration payable are recorded in the consolidated statements of operations under other income (expense). The Company undertook a review of its planned drilling program at Poplar with respect to its proved undeveloped reserves as of June 30, 2015, and determined, in light of the then current oil price environment and liquidity situation, to defer this drilling program for an indefinite period. Without this drilling program and the production volumes anticipated therefrom, conditions for the payment of the contingent consideration are unlikely to be met in the foreseeable future. As such, the Company reversed the contingent consideration payable in its entirety as of June 30, 2015 in the accompanying consolidated financial statements.

The following table presents information about significant unobservable inputs to the contingent consideration payable measured at fair value on a recurring basis for the fiscal years ended:

June 30,
Description	Valuation technique	Significant unobservable inputs	2016	2015
Contingent consideration payable	Discounted cash flow model	Discount rate	N/A	N/A
		First production payout	N/A	N/A
		Second production payout	N/A	N/A

The following table presents a roll forward of the contingent consideration payable for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
Fiscal year beginning balance	$—	$1,852
Accretion expense	—	36
Revision to estimate	—	(1,888)

Fiscal year closing balance	$—	$—

Assets and liabilities measured on a nonrecurring basis

Effective March 31, 2016, in connection with the Exchange Agreement and related classification of the assets and liabilities of the CO2 Business to held for sale, the Company reviewed the recoverability of the carrying values of its assets and liabilities to be transferred to One Stone in the Exchange, and as a result of this review recorded an impairment of $11.3 million to adjust the carrying values of the exchanged assets and liabilities to their estimated fair values at March 31, 2016. The inputs used to determine such fair values were based in part on a fairness opinion provided by a third party in connection with the Exchange and in part on internally developed cash flow models and are classified within Level 3 in the hierarchy. The impairment recorded consisted of an amount identifiable to proved oil and gas properties of $7.8 million, an amount identifiable to accounts receivable of $100 thousand, and the remainder to wells in progress of $3.4 million. As of June 30, 2016, the properties continue to be included in assets held for sale at their adjusted carrying values representing their fair values less costs to sell, which as of June 30, 2016, approximately equaled the fair values less costs to sell as determined at March 31, 2016.

The Company, in connection with the reclassification of the Weald Basin exploration licenses as held for sale, also reviewed the recoverability of those assets at June 30, 2016, and determined that since the purchase price per the Weald ATA and IoW ATA was greater than the carrying values of the assets, the assets and liabilities were properly recorded at the lower of their fair values, less the cost to sell at June 30, 2016.

The Company also utilizes fair value to perform an impairment test on its oil and gas properties and goodwill annually, or whenever events and circumstances indicate that a decline in the recoverability of their carrying values may have occurred. Fair value is estimated using expected discounted future cash flows from oil and gas properties. The inputs used to determine such fair value are primarily based upon internally developed cash flow models and are also classified within Level 3. At June 30, 2016, since the oil and gas properties were adjusted to their fair values and classified as held for sale at March 31, 2016, the date they were reclassified to held for sale, the Company did not perform an additional impairment analysis. The properties continue to be included in assets held for sale at their adjusted carrying values representing their fair values less costs to sell, which as of June 30, 2016, approximately equaled the fair values less costs to sell as determined at March 31, 2016.

For the fiscal year ended June 30, 2015, the Company reviewed its proved oil and gas properties and its recorded goodwill for a possible impairment as a result of the recent decline in oil prices and the quantity of reserves due to revisions related to the exclusion of the PUD reserve estimates, and concluded that an impairment allowance of $17.4 million was required to adjust the carrying value of its proved oil and gas properties to fair value and an impairment allowance of $674 thousand was required to adjust the carrying value of its goodwill at Nautilus Poplar to fair value. The qualitative factors used in our assessment include macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance. The quantitative analysis performed included a review of the June 30, 2015 reserve estimates using forward commodity prices and an estimate of the differential less the liabilities for NP, and comparing the result of the analysis to the recorded carrying value of the net assets. The analysis indicated that the carrying value of the net assets exceeded the calculated value of the reserves net of liabilities, and therefore, an impairment had occurred. For the years ended June 30, 2016 and 2015, the impairment of proved oil and gas properties and of goodwill are recorded in discontinued operations, as they relate to the assets of NP held for sale. See Note 4 — Discontinued Operations.

Note 10 — Income Taxes

The domestic and foreign components of our income (loss) from continuing operations are as follows for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
United States	$(4,454)	$(4,371)
Australia	1,497	(16,146)
United Kingdom	(371)	(1,079)

Net loss from continuing operations	$(3,328)	$(21,596)

The following reconciles the Company’s effective tax rate from continuing operations to the federal statutory tax rate for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
Tax provision computed per federal statutory rate	$(1,131)	$(7,343)
State taxes, net of federal benefit	(91)	(153)
Foreign rate differential	(8)	908
Accounting Principles Board 23 adjustment	—	9,632
Change in valuation allowance	(668)	(5,254)
Foreign tax credit adjustment	—	(310)
Net operating loss and capital loss adjustment	179	1,493
Impact of rate change	47	159
Foreign currency translation differential	838	1,255
Stock-based compensation forfeitures	621	545
Contingent consideration payable write-off	—	(630)
Other items	213	(302)

Consolidated income tax expense (benefit)	$—	$—

The following summarizes components of our income tax provision for the fiscal years ended:

June 30,
	2016	2015
(In thousands)
Consolidated current income tax provision	—	—
Consolidated deferred income tax provision	—	—

Consolidated income tax provision	$—	$—

The consolidated income tax provision is summarized as follows:
Continuing operations	$—	$—
Discontinued operations	$—	$—

Effective tax rate for continuing operations	—%	—%

Significant components of the Company’s deferred tax assets and liabilities of continuing operations can be summarized as follows for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
Deferred tax liabilities:
Land, buildings and equipment	$—	$—
Foreign investments	(10,851)	(7,451)
Other items	(72)	(128)

Total deferred tax liabilities	(10,923)	(7,579)

Deferred tax assets:
Land, buildings and equipment	(21)	(5)
Asset retirement obligations	—	—
Net operating losses, capital losses, and foreign tax credit carry forwards	21,408	18,521
United Kingdom exploration costs and net operating losses	3,109	3,639
Investments	111	100
Stock option compensation	1,810	2,184
Australian capitalized legal costs	112	116
Other items	286	141

Total deferred tax asset	26,815	24,696

Valuation allowance	(15,892)	(17,117)

Net long-term deferred tax asset	$—	$—

For the fiscal year ended June 30, 2016, the valuation allowance from continuing operations decreased by $1.2 million, primarily due to stock compensation forfeitures and the appreciation of the dollar reducing the value of the Australian and UK based deferred tax assets.

Subsequent to June 30, 2016, the Company exchanged the domestic oil and gas assets (see Note 2 — One Stone Exchange) and sold the central Weald assets held by MPUK (see Note 3 — Sale of Weald Basin Assets), which are reported on the accompanying consolidated balance sheets as assets held for sale and the operations related to these assets are reported as discontinued operations in the accompanying statements of operations (see Note 4 — Discontinued Operations).

Certain tax attributes will be subject to a limitation as a result of the consummation of the merger with Tellurian entered into subsequent to June 30, 2016, and expected to close in the fourth calendar quarter of 2016, which merger would constitute a change of ownership as defined under Internal Revenue Code Section 382.

The US gross deferred tax assets and liabilities from continuing operations as of June 30, 2016, and 2015, respectively, consist primarily of foreign tax credits and stock options. The US gross deferred tax asset related to property, plant and equipment is primarily related to the discontinued operations exchanged subsequent to June 30, 2016. The Australian deferred tax assets and liabilities as of June 30, 2016 consist primarily of capital loss and net operating loss carry forwards. The Australian capital loss and net operating losses are carried forward indefinitely. The UK deferred tax assets and liabilities as of June 30, 2016, and 2015, respectively, consist primarily of capital allowance carry forwards which are carried forward indefinitely.

During fiscal year 2015, the Company made a determination that it was no longer permanently invested in its foreign subsidiaries. As of June 30, 2016, the Company has estimated that it has an overall deferred tax asset of $7.0 million, net of a deferred tax liability related to the basis difference in its foreign subsidiaries of $11.6 million.

The Company has $22.2 million of net operating loss carryovers for federal income tax purposes as of June 30, 2016, of which $252 thousand is not benefited for financial statement purposes as it relates to tax deductions that deviate from compensation expense for financial statement purposes. The benefit of these excess tax deductions will not be recognized for financial statement purposes until the related deductions reduce taxes payable.

After reviewing all positive and negative evidence, a valuation allowance is recorded against all the net deferred tax assets in the US, Australia and the UK. As a result, the Company has recorded no deferred tax assets as of June 30, 2016, and there are no tax attributes included in assets held for sale or discontinued operations.

As of June 30, 2016, the Company remains subject to examination in the following major tax jurisdictions for the tax years indicated below:

Jurisdiction	Tax Years Subject to Examination:
US Federal	2013 - 2015
Colorado	2012 - 2015
Maine	2013 - 2015
Montana	2014 - 2015
Australia	2012 - 2015
United Kingdom	2012 - 2015

At June 30, 2016, the Company had net operating loss and foreign tax credit carry forwards for US federal and state income tax purposes, respectively, which are scheduled to expire periodically as follows:

	Federal Net Operating Losses	State Net Operating Losses	Federal Foreign Tax Credit
	(In thousands)
Expires:
2017	$—	$8	$310
2018	—	4,659	—
2019	—	559	1,411
2020	—	2,212	624
2021	—	27	1,443
2022	—	7,848	3,655
2023 and thereafter	22,209	8,690	1,668

Total	$22,209	$24,003	$9,111

There are no uncertain tax positions that would meet the more-likely-than-not recognition threshold for the fiscal years ended June 30, 2016, or 2015.

Note 11 — Stock-Based Compensation

The 2012 Stock Incentive Plan

On January 16, 2013, the Company’s shareholders approved the Magellan Petroleum Corporation 2012 Omnibus Incentive Compensation Plan (the “2012 Stock Incentive Plan”). The 2012 Stock Incentive Plan replaced the Company’s 1998 Stock Incentive Plan (the “1998 Stock Plan”). The 2012 Stock Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock and/or restricted stock units, performance shares and/or performance units, incentive awards, cash awards, and other stock-based awards to selected employees, including officers, directors, and consultants of the Company (or subsidiaries of the Company). The stated maximum number of shares of the Company’s common stock authorized for awards under the 2012 Stock Incentive Plan is 625,000 shares plus the remaining number of shares under the 1998 Stock Plan immediately before the effective date of the 2012 Stock Incentive Plan, which was 36,054 as of January 15, 2013. The number of aggregate shares available for issuance will be reduced by one share for each share granted in the form of a stock option or stock appreciation right and two shares for each share granted in the form of any award that is not a stock option or stock appreciation right that is settled in stock. The maximum aggregate annual number of common shares or options that may be granted to one participant is 125,000, and the maximum annual number of performance shares, performance units, restricted stock, or restricted stock units that may be granted to any one participant is 62,500. The maximum term of the 2012 Stock Incentive Plan is ten years.

During the year ended June 30, 2016, 229,947 stock options previously granted under the 1998 Stock Plan expired without exercise. Pursuant to the terms of the 2012 Stock Incentive Plan, the unissued shares underlying these unexercised options were added to the shares available for issuance under the 2012 Stock Incentive Plan.

In October 2014, the Company repurchased 189,062 options from a former executive, which options were previously granted under the Company’s 1998 Stock Plan. Pursuant to the terms of the 2012 Stock Incentive Plan, the unissued shares underlying these unexercised options were added to the shares available for issuance under the 2012 Stock Incentive Plan.

As of June 30, 2016, 306,481 shares, including forfeited or canceled grants, remained available for issuance under the 2012 Stock Incentive Plan.

Stock Option Grants

Under the 2012 Stock Incentive Plan, stock option grants may contain vesting provisions such that they are TBOs, PBOs, or MBOs. During the fiscal year ended June 30, 2016, the Company granted no stock options. During the fiscal year ended June 30, 2015, the Company granted 16,875 TBOs, 156,250 PBOs and 49,998 MBOs to executives and employees.

Performance targets that trigger the vesting of the 156,250 PBOs granted in October 2014 include: (i) procuring a commercially viable commitment for the supply of CO2 to a full-field CO2-EOR development at Poplar at or below a certain price threshold (weighted 20%); (ii) preparing Poplar for a commercially viable CO2-EOR development (weighted 40%); (iii) progressing the Company’s UK operations by participation in a well in the Weald Basin (weighted 20%); and (iv) moving forward with the Farnham Dome project by both exercising one of the options related to the purchase of CO2 at Farnham Dome and identifying an applicable oil project to utilize CO2 from Farnham Dome (weighted 20%). The determination of whether any of these performance targets has been met is subject to a determination of the Board. As of June 30, 2016, no performance targets had been met.

The 49,998 MBOs granted in October 2014 will vest and become exercisable, subject to certain provisions related to ongoing employment and a three-year vesting period, if, at the end of any period of 90 trading days (a “Window”), (A) the closing price of the common stock as reported by NASDAQ (the “Closing Price”) on each of the first 10 trading days of a Window equals or exceeds $40.00 per share; and (B) the median of the Closing Prices for the common stock during such Window equals or exceeds $40.00 per share.

Performance metrics used to measure the potential vesting of the PBOs granted in October 2013 consist of: (i) completing the drilling of the CO2-EOR pilot program at Poplar (weighted 10%); (ii) Board approval of a full field CO2-EOR development project at Poplar (weighted 40%); (iii) sale of substantially all of the Amadeus Basin assets (weighted 20%); (iv) approval of a farmout agreement or the ability to participate in drilling one well in the Weald Basin with internally developed funding, including proceeds from a sale of assets (weighted 20%); and (v) approval and execution of a farmout agreement for drilling one well in the Bonaparte Basin (weighted 10%). As of June 30, 2016, performance metrics (i), (iii) and (iv) had been met.

Potential vesting of the market-based stock options granted in October 2013 is subject to the Company maintaining a $18.80 per share closing price for 10 consecutive trading days and median stock price of $18.80 over a period of 90 days.

Refer to Note 20 — Subsequent Events for discussion of the acceleration of vesting of the Company’s PBOs and MBOs upon closing of the Exchange on August 1, 2016.

During the year ended June 30, 2016, no stock options were exercised. During the prior year, 61,849 stock options were exercised, resulting in the issuance of 34,112 shares of common stock, which number is net of shares withheld to satisfy certain employee tax and exercise price obligations.

During the year ended June 30, 2016, 13,958 stock options were forfeited. During the prior year, 427,969 stock options were canceled or forfeited, including 189,062 options repurchased from a former executive (see Cancellations, below).

During the year ended June 30, 2016, 291,403 stock options expired without exercise. During the prior year period, 12,499 stock options expired.

As of June 30, 2016, a total of 332,028 MBOs and PBOs had not vested. During the fiscal year ended June 30, 2016, no options were issued outside of the 2012 Stock Incentive Plan. Options outstanding have expiration dates ranging from December 31, 2016, to January 12, 2025.

The following table summarizes the stock option activity for the fiscal years ended:

	June 30,
	2016		2015
	Number of Shares	WAEPS (1)	Number of Shares	WAEPS (1)
Fiscal year beginning balance	1,032,334	$11.15	1,311,528	$10.08
Granted	—	$0.00	223,123	$13.83
Exercised	—	$0.00	(61,849)	$8.74
Forfeited/canceled	(13,958)	$7.60	(427,969)	$9.68
Expired	(291,403)	$10.91	(12,499)	$8.90

Options outstanding at end of fiscal year	726,973	$11.32	1,032,334	$11.15

Weighted average remaining contractual term of outstanding options		6.2 years		5.6 years

(1)	Weighted average exercise price per share.

The total fair value of stock options vesting during the fiscal years ended June 30, 2016, and 2015, was $32 thousand, and $132 thousand, respectively. During the fiscal year ended June 30, 2016, no stock options were exercised. During the fiscal year ended June 30, 2015, 61,849 stock options were exercised for 34,112 shares of common stock, net of shares withheld to satisfy employee tax withholding obligations. Cash received from the exercise of stock options for the fiscal years ended June 30, 2016, and 2015, respectively, was $0, and $115 thousand. The following table summarizes options outstanding and exercisable as of June 30, 2016:

			Options outstanding			Options exercisable
Range of exercise prices			Number of shares	Weighted average remaining contractual life	WAEPS (1)	Number of shares	Weighted average remaining contractual life	WAEPS (1)
$6.32	-	$8.32	253,122	7.3 years	$8.12	71,092	7.2 years	$7.93
$8.33	-	$9.04	119,167	5.6 years	$8.71	115,000	5.5 years	$8.73
$9.05	-	$12.00	60,936	2.4 years	$9.53	60,936	2.4 years	$9.53
$12.01	-	$14.56	156,248	8.3 years	$14.40	—	0.0 years	$—
$14.57	-	$17.92	137,500	3.9 years	$16.76	137,500	3.9 years	$16.76

			726,973	6.2 years	$11.32	384,528	4.7 years	$11.58

Aggregate intrinsic value			$—			$—

(1)	Weighted average exercise price per share.

The fair value of shares issued under the 2012 Stock Incentive Plan were estimated using the following weighted-average assumptions for the fiscal years ended:

	June 30, 2015
	TBOs	PBOs (1)	MBOs (2)
Number of options	16,875	156,250	49,998
Weighted-average grant date fair value per share	$3.73	$7.13	$9.39
Expected dividend	$0.00	$0.00	$0.00
Forfeiture rate	23%	15%	15%
Risk-free interest rate	1.5%	1.68% - 1.70%	2.4%
Expected life (years)	6.0	5.3 - 5.4	3.2 -3.9
Expected volatility (based on historical price)	57.4%	53.6% - 54.1%	64.4%

(1)	The terms related to these PBOs were estimated using an average probabilistic weighted method.
(2)	The Company assumed MBOs will be voluntarily exercised at the midpoint of vesting and the contractual term.

Stock Compensation Expense

The Company recorded $701 thousand and $891 thousand of stock compensation expense for the fiscal years ended June 30, 2016, and 2015, respectively. The $701 thousand of stock compensation expense for the year ended June 30, 2016 consisted of expense amortization of $742 thousand, partially offset by forfeitures as described below.

Stock-based compensation is included under general and administrative expense in the consolidated statements of operations. At June 30, 2016, there was a total of $275 thousand in unrecognized stock compensation expense related to stock options granted. Under normal vesting and amortization and as of June 30, 2016, this cost would be expected to be recognized over a weighted-average period of 1.4 years, and during the fiscal year ending June 30, 2017, it would be expected that an additional 7,292 time-based stock options would become fully vested, and certain performance-based options would additionally vest. However, upon closing of the Exchange with One Stone on August 1, 2016, due to acceleration of vesting provisions, the vast majority of remaining stock options, including all of the PBOs and MBOs, became fully vested and the remaining unamortized, unrecognized expense related to them was recognized. See Note 20 — Subsequent Events, One Stone Exchange. The amount of unrecognized compensation expense noted above and as described in Note 20 does not necessarily represent the amount that will ultimately be realized by the Company in its consolidated statement of operations for the year ending June 30, 2017.

Stock Awards

The Company’s director compensation policy is designed to provide the Company’s non-employee directors with a portion of their annual base Board service compensation in the form of equity with a value equal to $35 thousand, with the determination of the exact number of shares to be made on July 1st, or on the date of the subsequent annual stockholders’ meeting (the “Stock Award”). In either case, the number of shares to be awarded is determined using the fair value of the shares as of July 1. In addition, there is an annual cash award alternative to the annual Stock Award whereby a non-employee director may elect to receive $35 thousand in cash to exercise previously awarded options to acquire common stock, the exercise price of which is at least equal in value to the common stock eligible for receipt by the director pursuant to the Stock Award (with the difference in value of the options and $35 thousand to be paid in cash, referred to as the Make-Up Payment). On July 3, 2015, the Special Committee determined that the directors’ annual stock award would be deferred and revisited in a few months after the strategic alternatives review process had advanced further and liquidity issues had been addressed. As of June 30, 2016, the Company had not made the Stock Award payment that is to be determined as of July 1, but has accrued a total of $175 thousand, representing the $35 thousand equity value of the Stock Award to each non-employee director. For further discussion of this award, refer to Note 20—Subsequent Events. On July 1, 2014, the Company issued a total of 12,041 shares of its common stock to non-employee directors and one board observer pursuant to this policy and the 2012 Stock Incentive Plan. Pursuant to the compensation policy, one director elected to apply his annual compensation to the exercise of a portion of his previously awarded and vested options in lieu of receiving a share award, resulting in the issuance of an additional 2,734 shares upon exercise. Total compensation expense from the issuance of non-employee director compensation for the year ended June 30, 2015, was $264 thousand.

In connection with certain executive promotions effective on October 31, 2014, the Board’s Compensation, Nominating and Governance Committee (the “CNG Committee”) established a new 2015 incentive compensation program that included grants of 12,500 shares of restricted stock in aggregate under the 2012 Stock Incentive Plan to the Company’s three senior executives and 6,250 shares of restricted stock under the 2012 Stock Incentive Plan to the Chairman of the Board. Total gross compensation expense from the issuance of restricted stock to executives for the year ended June 30, 2015, prior to forfeitures, was $79 thousand.

Forfeitures

During the year ended June 30, 2016, 13,958 stock options were forfeited, resulting in the reversal of previously recorded compensation expense of $41 thousand, which was recorded as an offset to general and administrative expense during the year ended June 30, 2016 in the accompanying consolidated statement of operations. During the year ended June 30, 2015, 238,907 unvested stock options and 17,500 unvested shares of restricted stock that were previously granted were forfeited. The forfeiture of unvested options and unvested restricted stock resulted in the reversal of previously recorded compensation expense of $648 thousand and $67 thousand, respectively, which was recorded as an offset to general and administrative expense during the year ended June 30, 2015 in the accompanying consolidated statement of operations.

Cancellations

On October 10, 2014, Magellan entered into an Options and Stock Purchase Agreement (the “Agreement”) with William H. Hastings, a former executive officer and director of the Company and a beneficial owner of more than 5% of the Company’s common stock as of October 10, 2014. The Agreement provided for the repurchase by the Company from Mr. Hastings of 31,250 shares of the Company’s common stock and options to acquire 189,062 shares of the Company’s common stock. The gross proceeds that were paid to Mr. Hastings on October 17, 2014, pursuant to the Agreement totaled $1.4 million (the “Proceeds”) and were subject to applicable tax withholdings. Of the Proceeds, $983 thousand related to the repurchase of the options, which amount was subject to applicable withholding tax withheld from and remitted on behalf of the former executive in the amount of $318 thousand. The Company canceled the 189,062 repurchased options and, pursuant to the terms of the 2012 Stock Incentive Plan, added the unissued shares underlying these unexercised options to the shares available for issuance under the 2012 Stock Incentive Plan. Of the Proceeds, the remaining $462 thousand related to the repurchase of the shares of common stock. See Note 13—Stockholders’ (Deficit) Equity for further detail.

Note 12 — Preferred Stock

The Company’s certificate of incorporation provides for the issuance of up to 50.0 million preferred shares. Pursuant to the Series A Purchase Agreement discussed below, 28.0 million of the total authorized preferred shares was allocated to the Series A Preferred Stock class.

One Stone Exchange

On March 31, 2016, Magellan and One Stone entered into an Exchange Agreement, as described further in Note 2 — One Stone Exchange. As a result of the execution of and conditions to the Exchange Agreement, the Company analyzed the redemption features of its Series A Preferred Stock and determined that as part of the Exchange, redemption of the Series A Preferred Stock in the near term was probable.

The Company reviewed the recoverability of the carrying values of its assets and liabilities to be transferred to One Stone in the Exchange, and as a result of this review recorded an impairment of $11.3 million in discontinued operations for the year ended June 30, 2016, in order to adjust the carrying values of the exchanged assets and liabilities to their estimated fair values less costs to sell (Note 4). The Company then determined that the resultant fair value of the net assets expected to be transferred to redeem the Series A Preferred Stock in the Exchange were less than the carrying value of the Series A Preferred Stock. The Company accordingly adjusted the carrying amount of the Series A Preferred Stock to its original issue value of $23.5 million, reflecting a reduction in value for the year ended June 30, 2016, up to the amount of previously recorded increases in value for accumulated dividends paid-in-kind, such dividends totaling $4.2 million in the aggregate. Subsequent to June 30, 2016, upon closing of the Exchange on August 1, 2016, the Company recorded further adjustments to the fair value of the Series A Preferred Stock resulting from its redemption as a contribution to equity. Refer to Note 20 — Subsequent Events for details.

Series A Convertible Preferred Stock Financing

On May 10, 2013, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) with One Stone Holdings II LP (“One Stone”), an affiliate of One Stone Energy Partners, L.P. Pursuant to the terms of the Series A Purchase Agreement, on May 17, 2013 (the “Closing Date”), the Company issued to One Stone 19,239,734 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a purchase price of $1.22149381 per share (the “Purchase Price”), for aggregate proceeds of approximately $23.5 million. Subject to certain conditions, the shares of Series A Preferred Stock and any related unpaid accumulated dividends are convertible into shares of the Company’s common stock, par value $0.01 per share, using a face amount per share of the Series A Preferred Stock based on the Purchase Price, and dividing by a conversion price of $9.77586545 per share, which conversion price has been adjusted to reflect the one share-for-eight shares reverse split of the Company’s common stock effective July 10, 2015.

The Series A Purchase Agreement also included the following key terms:

•	Dividends. Holders of Series A Preferred Stock were entitled to a dividend equivalent to 7.0% per annum on the face value, which is the Purchase Price plus any accumulated unpaid dividends, payable quarterly in arrears. Dividends are generally payable in kind (“PIK”) (in the form of additional shares of Series A Preferred Stock) or in cash, at the Company’s option.

•	Conversion. Each share of Series A Preferred Stock was convertible at any time, at the holder’s option, into one share of common stock, based on an initial face amount and conversion price equal to the Purchase Price. The Series A Preferred Stock was entitled to customary anti-dilution protections.

•	Voting. The Series A Preferred Stock was entitled to vote on an as-converted basis with the Common Stock.

•	Forced Conversion. At any time after the third anniversary of the Closing Date, the Company had the right to cause the holders to convert all, but not less than all, of the shares of Series A Preferred Stock into shares of common stock, if, among other conditions: (i) the average per share price of common stock equaled or exceeded 200% of the conversion price for a period of 20 out of 30 consecutive trading days, (ii) the average daily trading volume of shares of common stock exceeded an amount equal to the number of shares of common stock issuable upon the conversion of all outstanding shares of Series A Preferred Stock divided by 45, and (iii) the resale of shares of common stock into which such shares were converted was covered by an effective shelf registration statement, or such shares of common stock could have been sold under Rule 144 under the Securities Act.

•	Redemption. At any time after the third anniversary of the Closing Date, and upon 30 days prior written notice, the Company could elect to redeem all, but not less than all, shares of Series A Preferred Stock for an amount equal to the greater of (i) the closing sale price of the common stock on the date the Company delivers such notice multiplied by the number of shares of common stock issuable upon conversion of the outstanding Series A Preferred Stock, and (ii) a cash payment that, when considering all cash dividends already paid, would have allowed the holders of Series A Preferred Stock to achieve a 20% annualized internal rate of return on the then-outstanding Series A Preferred Stock. The holders of Series A Preferred Stock would have had the right to convert the Series A Preferred Stock into shares of common stock at any time prior to the close of business on the redemption date.

•	Change in Control. In the event of a Change in Control (as defined in the Certificate of Designations) of the Company, holders of Series A Preferred Stock would have had the option to (i) convert Series A Preferred Stock into common stock immediately prior to the Change in Control, (ii) in certain circumstances, receive stock or securities in the acquirer of the Company having substantially identical terms as those of the Series A Preferred Stock, or (iii) receive a cash payment that, when considering all cash dividends already paid, would allow the holders of Series A Preferred Stock to achieve a 20% annualized internal rate of return on the then-outstanding Series A Preferred Stock. The Company determined that a Change in Control (as defined in the Certificate of Designations) is not solely within the Company’s control, and therefore the Series A Preferred Stock is presented in the consolidated balance sheets under temporary equity, outside of permanent equity.

•

Liquidation.    Upon a liquidation event, holders of Series A Preferred Stock would have been entitled to a non-participating liquidation preference per share of Series A Preferred Stock equal to (i) 115% of the Purchase Price until the second anniversary of the Closing Date, (ii) 110% of the Purchase Price after the second anniversary of the Closing Date until the third anniversary of the Closing Date, (iii) 105% of the Purchase Price after the third anniversary of the Closing Date until the fourth anniversary of the Closing Date, and (iv) thereafter, at the Purchase Price, plus, in each case, any accrued and accumulated dividends on such share.

•	Ranking. Series A Preferred Stock ranks senior to common stock with respect to dividend rights and rights on liquidation, winding up, and dissolution.

•	Board Representation. For so long as One Stone owned at least 15% or 10% of the fully diluted shares of common stock (assuming full conversion of the Series A Preferred Stock), the holders of a majority of the then-outstanding shares of Series A Preferred Stock had the right to appoint two members or one member, respectively, to the Company’s Board. These directors were not subject to director elections by the holders of common stock at the Company’s annual meetings of shareholders.

•	Minority Veto Rights. For so long as One Stone owned at least 10% of the fully diluted common stock (assuming full conversion of the Series A Preferred Stock), the holders of a majority of the then-outstanding shares of Series A Preferred Stock held veto rights with respect to (i) capital expenditures greater than $15.0 million that are not provided for in the then-current annual budget; (ii) certain related-party transactions; (iii) changes to the Company’s principal line of business; and (iv) an increase in the size of the Board to a number greater than 12.

The Series A Purchase Agreement and a related separate Registration Rights Agreement also included the following key terms:

•	Standstill. For a period of two years following the date of the Series A Purchase Agreement, One Stone was generally prohibited from (i) acquiring direct or beneficial control of any additional equity securities of the Company or any rights thereto; (ii) making, or in any way participating in, directly or indirectly, any solicitation of proxies to vote in any election contest or initiate, propose or otherwise solicit stockholders of the Company for approval of any stockholder proposals; (iii) participating in or forming any voting group or voting trust with respect to any voting securities of the Company; and (iv) seeking to influence, modify, or control management, the Board, or any business, policies, or actions of the Company. Until such time as One Stone no longer held any Series A Preferred Stock, One Stone was prohibited from engaging, directly or indirectly, in any short selling of the common stock. On August 3, 2015, via the First Amendment to the Series A Convertible Preferred Stock Purchase Agreement (the “Series A First Amendment”), Magellan and One Stone agreed to amend and extend the standstill provisions of the Series A Purchase Agreement to December 31, 2015.

•	Registration Rights. Holders of Series A Preferred Stock were entitled to resale registration rights with respect to the shares of common stock issuable upon conversion of the Series A Preferred Stock.

The Company has analyzed the embedded features of the Series A Preferred Stock and has determined that none of the embedded features is required under US GAAP to be bifurcated from the Series A Preferred Stock and accounted for separately as a derivative. The Company recorded the transaction by recognizing the fair value of the Series A Preferred Stock at the time of issuance in the amount of $23.5 million. The Company is required to accrete the Series A Preferred Stock to the redemption value if events or circumstances indicate that redemption is probable.

For the fiscal years ended June 30, 2016, and 2015, respectively, the Company recorded preferred stock dividends of $1.9 million and $1.7 million, and accrued dividends in the amount of $0 and $0 related to the Series A Preferred Stock. The preferred stock dividends for the year ended June 30, 2016 were paid in kind. Accordingly, the value of these dividends of $1.9 million was recorded and added to the preferred stock balance on the Company’s balance sheet at June 30, 2016. For the fiscal year ended June 30, 2015, the value of dividends paid in kind of $1.3 million was recorded and added to the preferred stock balance on the Company’s balance sheet at June 30, 2015.

The following table summarizes the Series A Preferred Stock activity for the fiscal years ended:

	June 30,
	2016		2015
	Number of shares issued	Amount	Number of shares issued	Amount
	(In thousands, except share amounts)
Fiscal year opening balance	21,162,697	$25,850	20,089,436	$24,539
Current year PIK dividends shares issued	1,520,731	1,858	1,073,261	1,311
Adjustment to redemption value	—	(4,207)	—	—

Fiscal year closing balance	22,683,428	$23,501	21,162,697	$25,850

Note 13 — Stockholders’ (Deficit) Equity

Reverse Stock Split

On July 10, 2015, pursuant to the Company’s definitive proxy statement filed on June 8, 2015, the Company held a Special Meeting of Stockholders to approve an amendment to its Restated Certificate of Incorporation to effect a reverse stock split of its common stock at a ratio to be determined by the Board of Directors within a specific range set forth in the proxy statement, without reducing the number of authorized shares. The Company’s shareholders approved the proposed amendment to the Restated Certificate of Incorporation, and the Board of Directors selected a reverse split ratio of one-for-eight (1:8). As a result of the reverse stock split, as of the close of business on July 10, 2015, each eight shares of common stock were converted into one share of common stock with any fractional shares being settled in cash. Immediately preceding the reverse stock split, there were 55,313,647 shares of common stock issued, including 9,675,114 treasury shares. The number of shares of Series A Preferred Stock did not change as a result of the split; however, following the reverse stock split the conversion price was adjusted to reflect the split from $1.22149381 to $9.77586545.

After the reverse stock split there were 6,911,921 shares of common stock issued, including 1,209,389 treasury shares. All share and per share amounts relating to the common stock, stock options to purchase common stock, including the respective exercise prices of each such option, and the conversion ratio of the Series A Preferred Stock included in the financial statements and footnotes have been adjusted to reflect the reduced number of shares resulting from the reverse stock split. Market conditions tied to stock price targets contained within MBOs were similarly adjusted. The par value and the number of authorized, but unissued, shares remain unchanged following the reverse stock split.

Treasury Stock

On September 24, 2012, the Company announced that its Board had approved a stock repurchase program authorizing the Company to repurchase up to a total value of $2.0 million in shares of its common stock. During November 2012, the Company repurchased 18,692 shares pursuant to this program. As of June 30, 2014, $1.9 million in shares of common stock remained authorized for repurchase under this program. This authorization superseded the prior plan announced on December 8, 2000, and expired on August 21, 2014, with no further repurchases of stock.

On December 31, 2015, upon the vesting of 7,500 shares of restricted stock previously granted to executives of the Company and pursuant to the tax withholding provisions of the Company’s restricted stock award agreements, the Company withheld on a cashless basis 2,398 shares to settle withholding taxes. The withheld shares were immediately canceled.

On July 10, 2015, to effect the one share for-eight-shares reverse split of the Company’s common stock, the Company paid cash in lieu of issuance of fractional shares totaling 2,284 post-split shares. The shares underlying the payment in lieu of cash were immediately canceled.

On July 1, 2015, upon the vesting of 12,500 shares of restricted stock previously granted to executives of the Company and pursuant to the tax withholding provisions of the Company’s restricted stock award agreements, the Company withheld on a cashless basis 2,822 shares to settle withholding taxes. The withheld shares were immediately canceled.

On October 10, 2014, Magellan repurchased 31,250 shares from William H. Hastings, a former Company executive, pursuant to an Options and Stock Purchase Agreement. See Note 11 — Stock-Based Compensation for further details.

On July 1, 2014, upon the vesting of 18,750 shares of restricted stock previously granted to executives of the Company and pursuant to the tax withholding provisions of the Company’s restricted stock award agreements, the Company withheld on a cashless basis 5,981 shares to settle withholding taxes. The withheld shares were immediately canceled.

On January 14, 2013, the Company entered into a Collateral Purchase Agreement (the “Collateral Agreement”) with Sopak AG, a Swiss subsidiary of Glencore International plc (“Sopak”), pursuant to which the Company agreed to purchase: (i) 1,158,080 shares of the Company’s common stock, (ii) a warrant granting Sopak the right to purchase from the Company an additional 543,478 shares of common stock, and (iii) a Registration Rights Agreement, dated as of June 29, 2009, and amended as of October 14, 2009, and June 23, 2010, among the Company, Young Energy Prize S.A., a Luxembourg corporation (“YEP”), and ECP Fund, SICAV-FIS, a Luxembourg corporation (“ECP”), which is a subsidiary of Yamalco Investments Limited, a Cyprus company (“Yamalco”), for a purchase price of $10.0 million. The Collateral Agreement was subsequently amended on January 15, 2013, and the transactions contemplated thereby closed on January 16, 2013. The Company accounted for the Collateral Agreement by allocating the purchase price of $10.0 million to the fair value of the warrant, which was estimated at $0.8 million, and the remaining $9.2 million to the purchase of the 1,158,080 shares of common stock, resulting in a value per share of $7.944 for the shares of common stock purchased. YEP, ECP, and Yamalco are entities affiliated with Nikolay V. Bogachev, a former director of the Company.

All repurchased common stock shares are currently being held in treasury at cost, including direct issuance cost. The following table summarizes the Company’s treasury stock activity for the fiscal years ended:

	June 30,
	2016		2015
	Number of shares issued	Amount	Number of shares issued	Amount
	(In thousands, except share amounts)
Fiscal year opening balance	1,209,389	$9,806	1,178,139	$9,344
Shares repurchased from former executive	—	—	31,250	462
Net shares repurchased for employee tax and option exercise price obligations related to the vesting of restricted stock and the exercise of employee stock options	5,220	11	5,981	104
Net shares repurchased to eliminate fractional shares in July 10, 2015 one share for eight shares reverse stock split	2,284	6
Cancellation of shares repurchased	(7,504)	(17)	(5,981)	(104)

Fiscal year closing balance	1,209,389	$9,806	1,209,389	$9,806

Retired Warrant

The Company formally retired the warrant purchased from Sopak during its fiscal year ended June 30, 2013, pursuant to the Collateral Agreement described above. The fair value of the warrant was estimated using the Black-Scholes-Merton pricing model and determined to be approximately $0.8 million, which was included as a reduction of additional paid in capital.

Assumptions used in estimating the fair value of the warrant included: (i) the common stock market price on the repurchase date of $7.20 per share; (ii) the warrant exercise price of $9.20 per share; (iii) an expected dividend of $0; (iv) a risk-free interest rate of 0.2%; (v) a remaining contractual term of 1.5 years; and (vi) an expected volatility based on historical prices of 60.8%.

Note 14 — Loss Per Share

The following table summarizes the computation of basic and diluted loss per share for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands, except share and per share amounts)
Loss from continuing operations, net of tax	$(3,328)	$(21,596)
Preferred stock dividend	(1,858)	(1,740)
Adjustment of preferred stock to redemption value (Note 12)	4,207	—

Net loss from continuing operations, including preferred stock dividends and adjustment to redemption value of preferred stock	(979)	(23,336)
Net loss from discontinued operations	(14,249)	(21,404)

Net loss attributable to common stockholders	$(15,228)	$(44,740)

	June 30,
	2016	2015
	(In thousands, except share and per share amounts)

Basic weighted-average shares outstanding	5,746,307	5,710,288
Add: dilutive effects of in-the-money stock options and convertible preferred stock (1)	—	—

Diluted weighted-average common shares outstanding	5,746,307	5,710,288

Basic and diluted loss per common share:
Net loss from continuing operations, including preferred stock dividends and adjustment to redemption value of preferred stock	$ (0.17)	$ (4.09)
Net loss from discontinued operations	$ (2.48)	$ (3.75)
Net loss attributable to common stockholders	$ (2.65)	$ (7.83)

(1)	All diluted earnings per share calculations are dictated by the results from continuing operations; accordingly there were no dilutive effects on earnings per share in the periods presented since all such periods had a net loss from continuing operations.

There is no dilutive effect on loss per share in periods with net losses from continuing operations. Stock options or shares of common stock issuable upon the conversion of the Series A Preferred Stock were not considered in the calculation of diluted weighted average common shares outstanding, as they would be anti-dilutive. Potentially dilutive securities excluded from the calculation of diluted shares outstanding in fiscal years with net losses from continuing operations are as follows:

	June 30,
	2016	2015
In-the-money stock options	—	27,673
Common shares issuable upon conversion of Series A Preferred Stock	2,714,503	2,543,312

Total	2,714,503	2,570,985

Note 15 — Segment Information

Following the closing of the Exchange, the Company will conduct its operations through two wholly owned subsidiaries. As of March 31, 2016, NP, which included the Company’s operations in the United States, has been reclassified to discontinued operations and the carrying value of its assets have been included in assets held for sale for all periods presented. As of June 30, 2016, the Company’s operations related to the central Weald licenses and the peripheral Weald license have also been reclassified to discontinued operations, and the carrying value of the related assets have been included in assets held for sale for all periods presented. As of June 30, 2016, the Company’s two reportable segments include MPUK, which includes the Company’s continuing operations in the UK; and MPA, which includes the Company’s operations in Australia. Oversight for these subsidiaries is provided by Corporate, which is treated as a cost center.

The following table presents segment information for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
Net income (loss) from continuing operations:
MPA	1,497	(16,146)
MPUK	(371)	(1,079)
Corporate	(4,507)	(4,394)
Inter-segment eliminations	53	23

Consolidated net losses from continuing operations	$(3,328)	$(21,596)

Assets:
MPA	1,194	4,593
MPUK (1)	1,234	1,067
Corporate	61,315	60,733
Inter-segment eliminations (2)	(58,235)	(58,129)

Consolidated assets of continuing operations	$5,508	$8,264

Expenditures for additions to long-lived assets:
MPUK	—	—
Corporate	1	3

Consolidated expenditures for long-lived assets of continuing operations	$1	$3

(1)	Refer to Note 22 — Supplemental Oil and Gas Information (Unaudited) for disclosures relating to non-cash charges to capitalized costs.
(2)	Asset inter-segment eliminations are primarily derived from investments in subsidiaries.

The following table summarizes other significant items for the fiscal years ended:

	June 30,
	2016	2015
	(In thousands)
Depreciation:
Corporate	54	148

Consolidated depreciation	$54	$148

Exploration:
MPA	53	91
MPUK	18	148

Consolidated exploration	$71	$239

Note 16 — Commitments and Contingencies

Operating leases. The following table summarizes the Company’s future minimum rental commitments under non-cancelable operating leases, net of guaranteed sublease income, as of June 30, 2016:

Total
(In thousands)
Amounts payable in fiscal year:
2017	$175
2018	74

Total	$249

Rent expense, recorded gross of sublease income in the accompanying consolidated statements of operations, for each of the years ended June 30, 2016, and 2015, was $284 thousand and $301 thousand, respectively.

Contingent production payments. In September 2011, the Company entered into a Purchase and Sale Agreement (the “Nautilus PSA”) among the Company and the non-controlling interest owners of NP for the Company’s acquisition of the sellers’ interests in NP. The Nautilus PSA provides for potential future contingent production payments, payable by the Company in cash to the sellers, of up to a total of $5.0 million if certain increased average daily production rates for the underlying properties are achieved. J. Thomas Wilson, a director and chief executive officer of the Company until August 5, 2016, has an approximate 52% interest in such contingent payments. See Note 9 — Fair Value Measurements above for information regarding the estimated discounted fair value of the future contingent consideration payable related to the Nautilus PSA.

Following the closing of the Exchange, these contingent production payments remain an obligation of Magellan. Based upon the latest reserves estimates available to the Company, the contingent production payments are unlikely to be paid, and therefore, as of June 30, 2016, and 2015, are not recorded in the accompanying consolidated financial statements.

Sopak Collateral Agreement. The Company has estimated that there is the potential for a statutory liability of approximately $1.8 million and $1.7 million as of June 30, 2016, and 2015, respectively, related to US federal tax withholdings and related penalties and interest related to the Collateral Agreement described in Note 13 — Stockholders’ (Deficit) Equity. As a result, we have recorded a total liability of $1.8 million and $1.7 million as of June 30, 2016, and 2015, respectively, under accrued and other liabilities in the consolidated balance sheets included in this joint proxy statement/prospectus. The Company has a legally enforceable right to collect from Sopak any amounts owed to the Internal Revenue Service as a result of the Collateral Agreement. As a result, we have recorded a corresponding receivable of $1.8 million and $1.7 million as of June 30, 2016, and 2015, respectively, under prepaid and other assets in the accompanying consolidated balance sheets.

Celtique Litigation. On June 10, 2016, MPUK reached a settlement with Celtique of its outstanding claims and counterclaims, whereby in connection with closing the transactions contemplated by the Weald ATA and the IoW ATA, Celtique would receive proceeds from the transfer of the Company’s interests in the Central Weald assets of £500 thousand, payable at closing in combination of cash of £179 thousand and shares of stock of UKOG valued at £321 thousand at the time of the agreed settlement (the “Settlement Agreement”). On August 11, 2016, upon closing the transactions contemplated by the Weald ATA and IoW ATA, the claims were settled in accordance with the Settlement Agreement, and the Company has no further obligations to Celtique.

NT/P82 Seismic Survey. In June 2016, the Australian Commonwealth-Northern Territory Offshore Petroleum Joint Authority and the National Offshore Petroleum Titles Administrator approved a variation in MPA’s work program commitments under the NT/P82 permit in the Bonaparte Basin. The new work program commitment extended the term of the commitment to complete seismic to November 12, 2017, the cost of which commitment is estimated at AUD $9 million.

Engagement of RFC Ambrian as financial advisor for farmout of NT/P82. In July 2015, the Company engaged RFC Ambrian as its financial advisor to run a formal bid process for the farm-out of its 100% operating interest in the NT/P82 permit in the Bonaparte Basin, offshore Australia, to fund future exploration costs and recover back-costs incurred. The terms of the engagement include cash payments of $20 thousand and $80 thousand for the two initial stages of the engagement through a written offer, and a success fee upon completion of a legally binding agreement ranging from $250 thousand to 5% of the farm-out value of the agreement to the Company. In addition, on March 10, 2016, the Company extended the scope of RFC Ambrian’s mandate to include a potential sale of the Company’s rights to certain payments contingent on production thresholds of the Mereenie field in Australia and agreed to pay RFC Ambrian 5% of any consideration the Company may receive in connection with such a transaction. The transaction fees related to the sale of the Mereenie Bonus were paid by the Company in May 2016, concurrent with the closing of the transaction as described in Note 5 — Sale of Amadeus Basin Assets.

Petrie Engagement. In June 2015, the Special Committee engaged Petrie Partners, LLC (“Petrie”) to act as its financial advisor (the “Petrie Engagement”). Under the terms of the Petrie Engagement, as amended on March 14, 2016, the Company has agreed to pay Petrie certain fees contingent upon the successful closing of certain transactions, together with reimbursement of expenses, as follows: (a) upon rendering of a fairness opinion on the One Stone Exchange, an opinion fee of $300 thousand; (b) upon the successful closing of the Exchange, a divestiture transaction fee of $450 thousand, which amount is net of the opinion fee, and, (c) if the Company enters into a corporate transaction such as business combination transaction, a corporate transaction fee in the aggregate amount of $800 thousand, consisting of $300 thousand to be paid in cash, which amount may be used to pay for a fairness opinion to be provided by Petrie in relation to the corporate transaction, and $500 thousand to be paid in stock of the Company, the number of which shares to be issued to Petrie being determined by the quotient of $500 thousand and the volume weighted average closing price of the Company’s common shares over the 10 trading days ending on the last trading day prior to the announcement of such corporate transaction. The Company paid Petrie $300 thousand on March 31, 2016, in relation to the fairness opinion rendered with respect to the Exchange, $450 thousand in August 2016, following the closing of the Exchange, and $300 thousand on August 2, 2016, in relation to the fairness opinion rendered with respect to the Merger Agreement. Upon closing of the Merger, Magellan will issue approximately 410 thousand shares of its common stock to Petrie as partial consideration of Petrie’s success fee. The Petrie Engagement may be terminated by either party with five days’ written notice.

Poplar CO2-EOR Pilot Bonus. Mi3 Petroleum Engineering (“Mi3”) is a Golden, Colorado-based petroleum engineering firm that advises the Company with respect to its CO2-EOR activities, including the Company’s CO2-EOR pilot at the Poplar field (see Note 17 — Related Party Transactions). Pursuant to the terms of a master services contract, as amended on November 4, 2015, Mi3 was entitled to a payment in the amount of $100 thousand, contingent upon the completion of a transaction resulting in the sale of the Poplar field to a third party, in addition to a fixed payment for certain services provided. Based upon the terms of the Exchange Agreement, which was entered into between the Company and an affiliate of the Company rather than a third party, upon closing of the Exchange, the contingent payment in the amount of $100 thousand was not due to Mi3.

NASDAQ Listing Requirements. On November 5, 2015, Magellan received a letter from the Listing Qualifications Department of the NASDAQ Stock Market (“NASDAQ”) indicating that, based upon the closing bid price of the Company’s common stock for the last 30 consecutive business days, the common stock had not met the minimum bid price of $1.00 per share required for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2). On March 4, 2016, the Company received a letter from NASDAQ notifying the Company that, since the closing bid price of the common stock for the previous 10 consecutive business days was at least $1.00, the Company had regained compliance with NASDAQ Marketplace Rule 5550(a)(2).

On May 17, 2016, Magellan received a letter from the Listing Qualifications Department of the NASDAQ indicating that the Company’s stockholders’ equity as reported in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2016 did not meet the minimum $2.5 million required for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Stock Market Rule 5550(b)(1). On June 30, 2016, the Company submitted materials to NASDAQ describing a number of transactions that it believed would enable it to report stockholders’ equity of approximately $4.1 million on a pro forma basis, as of March 31, 2016, and that it was engaged in negotiations with a specific party to enter into a potential business combination transaction. On July 29, 2016, Magellan received a letter from the Listing Qualifications Department of NASDAQ indicating that it had determined to grant Magellan an extension until October 14, 2016 to regain compliance with Rule 5550(b). In the letter dated July 29, 2016, the Listing Qualifications Department indicated that any future business combination with a non-NASDAQ entity would likely be considered a “change of control” of Magellan, which would require the post-combination company to apply for initial listing on the NASDAQ Capital Market and meet all applicable initial listing criteria.

One Stone Exchange Agreement. The Exchange Agreement may be terminated under certain circumstances, including in specified circumstances in connection with receipt of a Superior Proposal, as such term is defined in the Exchange Agreement. In connection with the termination of the Exchange Agreement in the event of a Superior Proposal, a breach by the Company of the non-solicitation provision, or following a change by the Board of its recommendation to stockholders, the Company would have been required to pay to One Stone a termination fee of $750 thousand.

If the Exchange Agreement was terminated by either party as a result of the failure to obtain the requisite approval by Magellan stockholders, the Company would have been required to reimburse One Stone for all documented out-of-pocket fees and expenses incurred by One Stone in connection with the Exchange Agreement, subject to a maximum of $200 thousand in the aggregate.

Secured Promissory Note and Pledge Agreement. On April 15, 2016, the Company and One Stone entered into a Secured Promissory Note and a Pledge Agreement pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand. On August 1, 2016, upon the closing of the Exchange, the Loan Amount was deemed paid in full and no further amounts under the Note will be repaid by the Company.

Note 17 — Related Party Transactions

Devizes International Consulting Limited. A director of Celtique, with which the Company co-owns equally several licenses in the UK, is also the sole owner of Devizes International Consulting Limited (“Devizes”). Devizes performs consulting services for MPUK. The Company recorded $59 thousand and $147 thousand of consulting fees related to Devizes for the fiscal years ended June 30, 2016, and 2015, respectively.

Mervyn Cowie. Mervyn Cowie, a former employee of the Company’s MPA subsidiary, currently serves both as a director of MPA and its subsidiaries and as a consultant to MPA. Since December 1, 2014, the recurring monthly fee payable to Mr. Cowie for his consulting services amounts to AUD $5,400.

Mi3 Petroleum Engineering. In association with its purchase of an option to acquire CO2 from Farnham Dome, on August 14, 2014, the Company formed a subsidiary, Utah CO2. On December 1, 2014, two other non-controlling interest owners became members of Utah CO2, one of which is Mi4 Oil and Gas, LLC (“Mi4”), a Colorado limited liability company majority owned by Mi3. Mi3 performs ongoing consulting work for both Utah CO2 and other Magellan entities. During the years ended June 30, 2016, and 2015, respectively, the Company recorded $293 thousand and $1.1 million of consolidated expense related to fees payable to Mi3. During the years ended June 30, 2016, and 2015, $293 thousand and $1.1 million, respectively, of the related expense was included in discontinued operations in the accompanying consolidated statement of operations.

One Stone Exchange. On March 31, 2016, the Company and its sole preferred stockholder entered into an Exchange Agreement providing for the exchange of 100% of the outstanding shares of Magellan Series A Preferred Stock for the assignment to the preferred stockholder of 100% of the Company’s interest in the CO2 Business, subject to certain conditions including Magellan stockholder approval. Refer to Note 2 — One Stone Exchange for further information.

Note 18 — Employee Retention and Severance Costs

The Company is required to record charges for one-time employee severance benefits and other associated costs as incurred.

Incentive Agreements with Chief Financial Officer

On October 12, 2015, the Company entered into a series of new incentive compensation agreements with Antoine J. Lafargue, the Company’s Chief Financial Officer (the “CFO Incentive Agreements”). The CFO Incentive Agreements include i) amendments to the provisions for severance payments available to the CFO under his existing employment agreement dated October 31, 2014 (pursuant to an amendment of such employment agreement), to include provisions for the payment of up to two years’ salary as severance in the event that the CFO’s employment with the Company is terminated under certain circumstances within a period ending ten months after the date on which a qualifying transaction (as generally defined below) occurs, capped at $600 thousand; ii) a restricted stock award agreement whereby a restricted stock grant was made to the CFO on October 12, 2015 totaling 62,500 shares of common stock that are to vest immediately prior to the completion of a qualifying transaction; iii) a potential cash award pursuant to a transaction incentive agreement, which cash award is contingent upon the completion of a qualifying transaction and would range from $0 to $1 million based on the market value of the Company’s common stock reflected in the qualifying transaction, with the amount of cash award to be equal to $2,750 for each one cent of market value per share of the Company’s common stock reflected in the qualifying transaction above a minimum market value threshold of $1.60 per share; iv) a phantom stock award, also pursuant to the transaction incentive agreement, with payment contingent upon completion of a qualifying transaction and to be based on the value of 62,500 notional shares; and v) an override bonus agreement which provides for a potential bonus outside of the Company’s 2012 Omnibus Incentive Compensation Plan that would double the amounts payable under the awards available under ii, iii, and iv, above, in certain circumstances. For purposes of the CFO Incentive Agreements, a qualifying transaction is generally defined to mean an acquisition of more than 50% of the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors, or the sale or other disposition of greater than 95% of the value of the gross assets of the Company, in either case occurring prior to December 31, 2017. No accrual has been made in the accompanying consolidated financial statements for the CFO Incentive Agreements as amounts are contingent on the occurrence of future events and service. The Company does not consider the future events to meet the definition of “probable” as of June 30, 2016, due to the nature of the events being contingent upon third parties outside of the Company’s control.

Employee Retention Cash Bonus Plan

On June 5, 2015, the Compensation, Nominating and Governance Committee of the Board of Directors of the Company and the Board of Directors of the Company approved a cash bonus plan for the Company’s non-executive officer employees for the purpose of retention of certain key accounting, human resource, and administrative employees through certain key milestone events (the “Employee Retention Cash Bonus Plan”). The terms of the Employee Retention Cash Bonus Plan specify payment of retention bonuses for such employees upon the achievement of the milestones, which are i) the filing of the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2015 (which milestone occurred in October 2015), and ii) the completion of a strategic transaction resulting in a change in control or the sale of substantially all the assets of the company. The maximum original bonus payable to the employees under each of the milestones is as follows: i) $168 thousand, and ii) $286 thousand, respectively. As of June 30, 2016, the Company has recorded an accrual in the amount of $425 thousand in the accompanying consolidated financial statements for the Employee Retention Cash Bonus Plan.

Severance and Termination Benefit Payments

On August 31, 2014, the Company provided a notice of termination to the only remaining employee of its MPA subsidiary. As a result, during the fiscal year ended June 30, 2015, the Company expensed and paid total employee-related severance costs of $475 thousand.

A reconciliation of the beginning and ending liability balance for charges to the consolidated statements of operations and cash payments is as follows for the fiscal years ended:

	June 30,
	2016	2015
	Severance - Termination Benefits	Severance - Termination Benefits
	(In thousands)
Fiscal year beginning balance	$—	$—
Charges to general and administrative expense	—	475
Cash payments	—	(475)

Fiscal year closing balance	$—	$—

Note 19 — Accumulated Other Comprehensive Income

The following table represents the changes in components of accumulated other comprehensive income, net of tax, for the fiscal year ended:

	June 30, 2016
	Foreign currency translation	Unrealized investment holding loss	Total
	(In thousands)
Fiscal year opening balance	$5,302	$—	$5,302
Changes in comprehensive income:
Other comprehensive loss	(125)	(265)	(390)

Net current period other comprehensive loss	(125)	(265)	(390)

Fiscal year ended June 30, 2016	$5,177	$(265)	$4,912

Note 20 — Subsequent Events

Merger with Tellurian.    On August 2, 2016, Magellan, Tellurian, and Merger Sub, a Delaware corporation and a direct wholly owned subsidiary of Magellan, entered into the Merger Agreement. Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of Tellurian will be exchanged for 1.300 shares of common stock, par value $0.01 per share, of Magellan, and Merger Sub will merge with and into Tellurian (the “Merger”), with Tellurian continuing as the surviving corporation and a direct subsidiary of Magellan. The Merger is expected to close in the fourth calendar quarter of 2016.

The Merger Agreement and the Merger have been approved by the board of directors of each of Magellan and Tellurian. Stockholders of Magellan will be asked to vote on the approval of the transactions contemplated by the Merger Agreement at a special meeting that is expected to be held during the fourth quarter of calendar year 2016. The closing of the Merger is subject to customary closing conditions, including i) the receipt of Magellan and Tellurian stockholder approval; ii) all directors and officers of Magellan shall have resigned, except for any person(s) that might be designated by Tellurian; iii) a registration statement on Form S-4 to register the Magellan shares to be issued in the Merger shall have been declared effective by the SEC; and iv) shares of Magellan common stock to be issued in the Merger shall have been approved for listing on the NASDAQ.

The Merger Agreement also contains a non-solicitation provision pursuant to which Magellan may not, directly or indirectly, take certain actions to negotiate or otherwise facilitate an “Alternative Proposal,” a term generally defined as an inquiry, proposal or offer relating to a business combination with or acquisition of the assets of Magellan by a person or entity other than Tellurian. Magellan’s non-solicitation obligations are qualified by “fiduciary out” provisions which provide that Magellan may take certain otherwise prohibited actions with respect to an unsolicited Alternative Proposal if the Board of Directors determines that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties and certain other requirements are satisfied.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with receipt of a “Superior Proposal,” as such term is defined in the Merger Agreement. In connection with the termination of the Merger Agreement in the event of a Superior Proposal, a breach by Magellan of the non-solicitation provision noted above, or following a change by the Board of Directors of its recommendation to stockholders, Magellan will be required to pay to Tellurian a termination fee for any and all third-party transaction fees and expenses incurred by Tellurian with the drafting, negotiation, execution and delivery of the Merger Agreement and related documents (including fees and expenses for attorneys, accountants and other advisors), subject to a maximum of $1 million in the aggregate. A termination fee may also be payable in some circumstances in which an Alternative Proposal is made, the transaction fails to close and Magellan subsequently agrees to an Alternative Proposal. If the Merger Agreement is terminated by either party as a result of the failure to obtain the requisite approval by Tellurian stockholders, or by Magellan because Tellurian does not use commercially reasonable efforts to secure the approval for listing the Magellan shares of common stock to be issued in the Merger, then Tellurian will be required to pay to Magellan a reverse termination fee of $1 million.

One Stone Exchange.    On August 1, 2016, all the conditions to the closing of the Exchange were met and the Exchange was consummated. The primary conditions to closing included i) the receipt of the approval of the Exchange by the Company’s shareholders, which was received on July 13, 2016, during the Company’s annual and special meeting of the shareholders, ii) the consent of WTSB to release a guaranty provided by Magellan, and iii) the payment of the Cash Amount. On August 1, 2016, One Stone paid the Cash Amount to the Company, which was agreed to amount to $900 thousand. In addition, Messrs. Gluzman and Israel, One Stone’s representatives on the Company’s Board of Directors, i) agreed to forego the amount of director compensation, in cash and stock, owed to them and outstanding as of the closing date, which was estimated at approximately $174 thousand in the aggregate and ii) ceased serving as members of the Board effective as of August 1, 2016. In connection with the closing of the Exchange, all of the assets and liabilities of NP were transferred to One Stone in exchange for all of the outstanding shares of the Series A Preferred Stock, the Loan Amount was deemed paid in full, and the Company recorded the difference between the carrying value of the net assets and the Series A Preferred Stock of approximately $9.6 million as a permanent contribution to equity.

In addition, since the Exchange constituted a disposition of substantially all of the Company’s US assets, the acceleration provisions of the grants of PBOs and MBOs made in October 2013 and October 2014 took effect and these options became fully vested as of the closing of the Exchange. The remaining unamortized expense related to these grants as of the closing date was expensed, which amounted to approximately $235 thousand. Following the closing of the Exchange, the Company canceled all issued and outstanding shares of Series A Preferred Stock, including PIK dividends owing for the period between June 30, 2016 and August 1, 2016, which amounted to 22,815,748 shares.

Cancellation of Preferred.    On August 10, 2016, the Company filed a certificate of elimination to eliminate its preferred stock.

Sale of Weald Basin Assets.    On August 11, 2016, the conditions to closing the transactions contemplated by the Weald ATA and IoW ATA were met and the transactions contemplated by these agreements closed, resulting in MPUK receiving, net of the terms of the Settlement Agreement with Celtique, cash proceeds of GBP 446 thousand and approximately 50.9 million shares of UKOG, which shares were worth approximately GBP 703 thousand and GBP 958 thousand as of August 11, 2016, and September 9, 2016, respectively.

Stock-Based Compensation.    On July 1, 2016, upon the vesting of 12,500 shares of restricted stock previously granted to executives of the Company and pursuant to the tax withholding provisions of the Company’s restricted stock award agreements, the Company withheld on a cashless basis 2,529 shares to settle withholding taxes. The withheld shares were immediately canceled.

On August 2, 2016, pursuant to the Company’s director compensation policy and the 2012 Omnibus Incentive Compensation Plan, a total of 119,505 shares of common stock were issued to the Company’s non-employee directors, which represented the amount of stock compensation owed and outstanding to the remaining three directors of the Company, which were due to be issued on July 1, 2015 and 2016. On September 6, 2016, the Company paid cash compensation owed and outstanding to the remaining three directors of the Company in the amount of $201 thousand.

On August 2, 2016, the Company’s board of directors approved additional compensation for Messrs. MacMillan, Pettirossi, and West in consideration of i) their service as members of the Special Committee since its formation on June 5, 2015, which service had not been remunerated, and ii) the non-payment by the Company of their compensation as directors of the Company since July 2015, and agreed that this compensation would remain wholly contingent upon closing of the transactions contemplated by the Merger Agreement and would amount to the issuance of 100,000 shares of the Company’s common stock and the payment of $150 thousand in cash, each in the aggregate.

Based on the activity related to our stock grants and restricted stock after June 30, 2016, and including forfeited shares, the Company had 67,471 shares available for future issuance under the 2012 Stock Incentive Plan as of September 9, 2016.

Celtique Settlement.    On August 11, 2016, the conditions to closing the transactions contemplated by the Weald ATA, the IoW ATA, and the Settlement Agreement were met, and MPUK paid to Celtique GBP 500 thousand in a combination of cash and shares of UKOG pro rata to the consideration payable to MPUK for the Weald ATA. Upon closing, all claims and counterclaims related to PEDLs 231, 234, and 243 between the parties were dismissed.

Employee Retention Cash Bonus Plan.    On July 15, 2016, the Company paid the portion of the retention bonus granted to certain of the Company’s employees on June 18, 2015, related to the completion of the June 30, 2015 annual report on Form 10-K, which amounted to $108 thousand.

Incentive Agreements with Chief Financial Officer.    On July 13, 2016, the Company entered into an Amendment to Compensation Agreements with Antoine J. Lafargue, the Company’s Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, which amends the Employment Agreement, the Transaction Incentive Agreement, and the Override Bonus Agreement entered between the Company and Mr. Lafargue on October 12, 2015, to delete the sale or disposition of 95% of the gross assets of the Company from the definition of a Qualifying Transaction, and amend the Override Bonus Agreement to include the value of any dividends in the value of shares of restricted common stock. The purpose of this amendment was to align Mr. Lafargue’s employment and incentive agreements with the objectives of the Company, considered to primarily consist of the conclusion of the strategic alternatives review process with the Merger Agreement.

Wilson Employment Termination.    On and effective as of August 5, 2016, Mr. Wilson tendered his resignation as the Company’s President and CEO and as a member of the Company’s Board of Directors. In accordance with Mr. Wilson’s employment agreement dated as of October 14, 2014, as amended on February 11, 2015, Mr. Wilson will receive (i) monthly severance payments amounting to $300 thousand in the aggregate, for a period of 12 months, (ii) payment of his accrued vacation amounting to approximately $106 thousand, (iii) reimbursement of medical benefits for a period of up to 18 months, estimated to amount to approximately $35 thousand in the aggregate, and (iv) reimbursement of outstanding expenses. Mr. Wilson will also continue to be entitled to certain equity incentive awards, which were previously granted to Mr. Wilson, subject to the terms of these various awards. On August 9, 2016, Mr. Wilson executed a Termination, Voluntary Release, and Waiver of Rights Agreement with the Company.

Appointment of Interim Executive Officer.    On August 2, 2016, the board of directors of the Company elected Antoine J. Lafargue, current Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of the Company, to also serve as President and Chief Executive Officer of Magellan, effective as of August 5, 2016.

Note 21 — Pro Forma Financial Information (Unaudited)

The following unaudited pro forma consolidated financial information is presented to give effect to (i) the transactions contemplated by the Exchange Agreement between Magellan and One Stone dated March 31, 2016 that closed on August 1, 2016 and (ii) the sale of Weald Basin exploration licenses in the United Kingdom and the related settlement of litigation with Celtique completed on August 11, 2016, and whose transfer and settlement agreements were signed on June 10, 2016.

The unaudited pro forma consolidated financial statements set forth information relating to the Exchange and the Weald ATA as if they had been completed on June 30, 2016, with respect to consolidated balance sheet data, and as if they had become effective on July 1, 2014, with respect to consolidated statement of operations data for fiscal years ended June 30, 2016, and 2015.

The unaudited pro forma consolidated financial information does not necessarily reflect what the historical results of the Company would have been had the transactions occurred on the respective dates.

MAGELLAN PETROLEUM CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

JUNE 30, 2016

(in thousands)

	As Reported	Exchange Transaction Pro Forma Adjustments		Sale of Weald Basin Pro Forma Adjustments		Pro Forma as Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,680	$433	(a),(b)	$598	(f)	$2,711
Securities available-for-sale	601	—		941	(f)	1,542
Accounts receivable	16	—		—		16
Prepaid and other short-term assets	2,087	—		—		2,087
Current assets held for sale	26,042	(24,929)	(c)	(1,113)	(g)	—

Total current assets	30,426	(24,496)		426		6,356
Property and equipment, net	455	—		—		455
Goodwill	500	—		—		500
Other long-term assets	169	(150)	(d)	—		19

Total assets	$31,550	$(24,646)		$426		$7,330

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$791	$—		$—		$791
Accrued and other liabilities	2,826	(174)	(e)	—		2,652
Notes payable	783	(625)	(a)	—		158
Current liabilities held for sale	10,638	(9,969)	(c)	(669)	(g)	—

Total current liabilities	15,038	(10,768)		(669)		3,601
PREFERRED STOCK:
Series A convertible preferred stock (par value $0.01 per share): Authorized 28,000,000 shares, issued 22,293,295 shares	23,501	(23,501)	(c)	—		—
(DEFICIT) EQUITY:
Common stock (par value $0.01 per share); Authorized 300,000,000 shares, issued 6,972,023 shares	70	—		—		70
Treasury stock (at cost): 1,209,389 shares	(9,806)	—		—		(9,806)
Capital in excess of par value	94,069	9,623	(c)	—		103,692
Accumulated deficit	(96,234)	—		1,095	(g)	(95,139)
Accumulated other comprehensive income	4,912	—		—		4,912

Total (deficit) equity	(6,989)	9,623		1,095		3,729

Total liabilities, preferred stock and (deficit) equity	$31,550	$(24,646)		$426		$7,330

MAGELLAN PETROLEUM CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2016

(in thousands, except shares and per share amounts)

	As Reported	Exchange Transaction Pro Forma Adjustments		Sale of Weald Basin Pro Forma Adjustments	Pro Forma as Adjusted
OPERATING EXPENSES:
Depreciation	$54	$—		$—	$54
Exploration	71	—		—	71
General and administrative	5,214	(174)	(e)	—	5,040

Total operating expenses	5,339	(174)		—	5,165

Loss from operations	(5,339)	174		—	(5,165)
OTHER (EXPENSE) INCOME:
Net interest expense	(4)	—		—	(4)
Loss on investment in securities	(587)	—		—	(587)
Gain on sale of bonus rights	2,514	—		—	2,514
Other income	88	—		—	88

Total other (expense) income	2,011	—		—	2,011

Loss from continuing operations, before tax	(3,328)	174		—	(3,154)
Income tax expense	—	—		—	—

Loss from continuing operations, net of tax	(3,328)	174		—	(3,154)
Preferred stock dividends	(1,858)	1,858	(c)	—	—
Adjustment of preferred stock to redemption value	4,207	(4,207)	(c)	—	—

Net loss attributable to common stockholders from continuing operations	$(979)	$(2,175)		$—	$(3,154)

Basic and diluted loss per common share attributable to common stockholders from continuing operations	$(0.17)				$(0.55)
Weighted average number of basic and diluted shares outstanding	5,746,307				5,746,307

MAGELLAN PETROLEUM CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2015

(in thousands, except shares and per share amounts)

	As Reported	Exchange Transaction Pro Forma Adjustments		Sale of Weald Basin Pro Forma Adjustments	Pro Forma as Adjusted
OPERATING EXPENSES:
Depreciation	$148	$—		$—	$148
Exploration	239	—		—	239
General and administrative	7,946	(174)	(e)	—	7,772
Loss on sale of assets	316	—		—	316

Total operating expenses	8,649	(174)		—	8,475

Loss from operations	(8,649)	174		—	(8,475)
OTHER (EXPENSE) INCOME:
Loss on investment in securities	(15,087)	—		—	(15,087)
Fair value revision of contingent consideration payable	1,888	—		—	1,888
Other income	252	—		—	252

Total other (expense) income	(12,947)	—		—	(12,947)

Loss from continuing operations, before tax	(21,596)	174		—	(21,422)
Income tax expense	—	—		—	—

Loss from continuing operations, net of tax	(21,596)	174		—	(21,422)
Preferred stock dividends	(1,740)	1,740	(c)	—	—

Net loss attributable to common stockholders from continuing operations	$(23,336)	$1,914		$—	$(21,422)

Basic and diluted loss per common share attributable to common stockholders from continuing operations	$(4.09)				$(3.75)
Weighted average number of basic and diluted shares outstanding	5,710,288				5,710,288

Pro forma adjustments and assumptions. The unaudited pro forma consolidated financial statements have been prepared by adjusting the Company’s historical financial statements as discussed below:

Pro forma adjustments related to the Exchange:

(a) The amount represents the pro forma adjustment for the Cash Amount (as defined in the Exchange Agreement). $900 thousand was paid at closing, which takes into account the $625 thousand borrowed from One Stone on April 15, 2016, under the Secured Promissory Note. The Cash Amount represents the loss from operations of Nautilus Poplar LLC from the September 30, 2015 effective date of the Exchange, adjusted for certain transaction costs and other amounts paid by Magellan prior to closing.

(b) The amount represents the pro forma adjustment for transaction costs related to the exchange of $467 thousand, which were paid at closing on August 1, 2016.

(c) The amount represents the elimination of the assets and liabilities held for sale of Nautilus Poplar LLC and Utah CO2 LLC, the elimination of the preferred stock, related dividends and adjustments to redemption value.

(d) The amount represents the pro forma effect of the removal of collateral held by Magellan for certain surety bonds that were transferred to One Stone at closing of the Exchange.

(e) The amount represents the pro forma effect of the removal of accrued director fees for the One Stone directors, which were forgiven at the closing of the Exchange.

Pro forma adjustments related to the Weald Asset Transfer Agreement:

(f) The amount represents the pro forma effect of the cash proceeds and the value of the 50.9 million shares of UKOG received at the closing of the transactions contemplated by the Weald ATA on August 11, 2016.

(g) The amounts represent the pro forma effects of the elimination of the assets and liabilities held for sale related to the Weald ATA, including GBP 500 thousand related to the settlement of the litigation with Celtique, our partner in the Weald Basin licenses.

In addition to the above pro forma adjustments, the closing of the Exchange with One Stone triggered accelerated vesting provisions of some of the Company’s stock options. Had the closing occurred on July 1, 2014, additional expense related to these stock options would have been recognized as of that date, rather than normal amortization of the expense. No adjustment for the effect of the acceleration of vesting has been included in the unaudited consolidated pro forma financial statements above.

Note 22 — Supplemental Oil and Gas Information (Unaudited)

Supplemental Oil and Gas Reserve Information

The Company relies upon a combination of internal technical staff and third party consulting arrangements for reserve estimation and review. The reserve information presented below is based on estimates of net proved reserves as of June 30, 2016, and 2015, and was prepared in accordance with guidelines established by the SEC.

Reserve estimates as of June 30, 2016 were prepared by Guot Anyak, who was employed by the Company as a Petroleum Engineer from August 2012 until August 1, 2016. Mr. Anyak is a graduate of the Colorado School of Mines and holds a Bachelor of Science degree in Petroleum Engineering. Mr. Anyak has been instrumental in the analysis of the economics of certain well workovers at Poplar, and has supported the preparation of the Company’s reserve estimates over the past several years. Reserve estimates as of June 30, 2015 were prepared by Hector Wills of Mi3 Petroleum Engineering, a Golden, Colorado-based petroleum engineering firm. Reserve estimates for the fiscal year ended June 30, 2016 were unaudited, and reserve estimates for the fiscal year ended June 30, 2015 were audited by the Company’s independent petroleum engineering firm, Allen & Crouch Petroleum Engineers (“A&C”). A copy of the summary reserve audit report of A&C is provided as Exhibit 99.1 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2016. A&C does not own an interest in any of Magellan’s oil and gas properties and is not employed by Magellan on a contingent basis.

Proved reserves are the estimated quantities of oil, gas, and natural gas liquids, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined and the price to be used is the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. All of the Company’s estimated proved reserves are located in the US and relate to NP, which has been discontinued.

Analysis of Changes in Proved Reserves

The following table sets forth information regarding the Company’s estimated proved oil and gas reserve quantities, all of which are included in assets held for sale in the accompanying consolidated balance sheets as of June 30, 2016 and 2015. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established producing oil and gas properties. Accordingly, these estimates are expected to change as economic conditions change and new information becomes available.

Oil (Mbbls)
Proved Reserves:
Fiscal year ended June 30, 2014	5,735.7
Revision of previous estimates	(3,417.1)
Production	(79.0)

Fiscal year ended June 30, 2015	2,239.6
Revision of previous estimates	(1,284.4)
Production	(60.2)

Fiscal year ended June 30, 2016	895.0

Proved Developed Reserves:
Fiscal year ended June 30, 2015	2,239.6
Fiscal year ended June 30, 2016	895.0

Proved Undeveloped Reserves:
Fiscal year ended June 30, 2015	—
Fiscal year ended June 30, 2016	—

Revision of previous estimates.    Revisions of estimates represent downward changes in previous estimates attributable to new information gained primarily from development activity, production history, and changes to the economic conditions and the financial condition of the Company at the time of each estimate. During the year ended June 30, 2016, there was a 1,284 Mbbls downward revision of estimated proved reserves. The revisions were due to removal of proved developed non-producing reserves of 643 Mbbls due to the suspension of the Company’s workover program and shorter economic lives for certain wells due to lower average crude oil prices. During the year ended June 30, 2015, there was a 3,417 Mbbls downward revision of estimated proved reserves. The majority of the revision relates to the removal of 3,083 Mbbls of proved undeveloped reserves from the classification of proved reserves due to the uncertainty surrounding the Company’s ability to continue as a going concern and to obtain the necessary capital to develop the PUD locations. During fiscal 2016, the Company did not convert any proved undeveloped reserves to proved developed reserves.

Standardized Measure of Oil and Gas

The Company computes a standardized measure of future net cash flows and changes therein relating to estimated proved reserves in accordance with authoritative accounting guidance. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

The “standardized measure” is the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development and production costs and future income tax expenses, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service, depreciation, depletion, and amortization, and tax, and are discounted using an annual discount rate of 10% to reflect timing of future cash flows.

The assumptions used to calculate estimated future cash inflows do not necessarily reflect the Company’s expectations of actual revenues or costs, nor their present worth. In addition, variations from the expected production rate also could result directly or indirectly from factors outside of the Company’s control, such as unexpected delays in development, changes in prices, or regulatory or environmental policies. The reserve valuation further assumes that all reserves will be disposed of by production. However, if reserves are sold in place, additional economic considerations could affect the amount of cash eventually realized.

Prices. All prices used in the calculation of our reserves are based upon a twelve month unweighted arithmetic average of the first day of the month price for the twelve months of the fiscal year, unless prices were defined by contractual arrangements. Prices are adjusted for local differentials and gravity and, as required by the SEC, held constant for the life of the projects (i.e., no escalation). The following table summarizes the resulting prices used for proved reserves for the fiscal years ended:

	June 30,
	2016	2015
Oil (per Bbl)	$34.11	$58.93

Costs.    Future development and production costs are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

Income taxes.    Future income tax expenses are calculated by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company’s proved oil and gas reserves. Permanent differences in oil and gas related tax credits and allowances are recognized.

Discount.    The present value of future net cash flows from the Company’s proved reserves is calculated using a 10% annual discount rate. This rate is not necessarily the same as that used to calculate the current market value of our estimated oil and natural gas reserves.

The following table presents the standardized measure of discounted future net cash flows related to proved oil and gas reserves for the United States cost center only:

	Year Ended June 30,
	2016	2015
	(In thousands)
Future cash inflows	$30,527	$131,979
Future production costs	(22,366)	(85,372)
Future development costs	(1,463)	(7,021)
Future income tax expense	—	—

Future net cash flows	6,698	39,586
10% annual discount	(4,111)	(22,569)

Standardized measures of discounted future net cash flows	$2,587	$17,017

A summary of changes in the standardized measure of discounted future net cash flows is as follows:

United States
(In thousands)
Fiscal year ended June 30, 2014	$87,043
Net change in prices and production costs	(71,406)
Revisions of previous quantity estimates	(54,415)
Divestiture of reserves	—
Changes in estimated future development costs	9,071
Sales and transfers of oil and gas produced	(440)
Previously estimated development cost incurred during the period	7,749
Accretion of discount	8,853
Net change in income taxes (1)	32,188
Net change in timing and other	(1,626)

Fiscal year ended June 30, 2015	17,017
Net change in prices and production costs (2)	(10,953)
Revisions of previous quantity estimates (3)	(5,757)
Divestiture of reserves	—
Changes in estimated future development costs	4,014
Sales and transfers of oil and gas produced	(3,208)
Previously estimated development cost incurred during the period	338
Accretion of discount	1,511
Net change in income taxes	—
Net change in timing and other	(375)

Fiscal year ended June 30, 2016	$2,587

(1)	The increase in cash flows from the net change in income taxes in fiscal year 2015 represents the decrease in future income taxes as a result of the elimination of cash flows from PUD reserves.
(2)	For fiscal year 2016, there was an $11.0 million downward revision in reserve value due to the net change in prices and production costs. This change was the result of the steep decline in the WTI price, the benchmark oil price for sale of the Company’s crude oil.
(3)	The downward revision of $5.8 million relates to the reduction of 643 Mbbls of proved developed non-producing reserves as a result of the elimination of the Company’s workover program.

Note 23 — Oil and Gas Activities (Unaudited)

Costs Incurred in Oil and Gas Producing Activities

Costs incurred in oil and gas property acquisition, exploration, and development activities, whether capitalized or expensed, are summarized as follows:

	United States	Australia	United Kingdom	Total
	(In thousands)
Fiscal year ended June 30, 2016
Proved	$—	$—	$—	$—
Unproved	—	—	—	—
Exploration Costs	162	53	96	311
Development Costs	338	—	—	338

Total, including asset retirement obligation	$500	$53	$96	$649

Fiscal year ended June 30, 2015
Proved	$—	$—	$—	$—
Unproved	—	—	—	—
Exploration Costs	1,079	91	393	1,563
Development Costs	7,749	—	274	8,023

Total, including asset retirement obligation	$8,828	$91	$667	$9,586

Net Changes in Capitalized Costs

The net changes in capitalized costs that are currently not being depleted pending the determination of proved reserves can be summarized as follows:

	United States	Australia	United Kingdom	Total
	(In thousands)
Fiscal year ended June 30, 2016
Fiscal year beginning balance	$19,029	$—	$1,340	$20,369
Additions to capitalized costs	361	—	—	361
Assets sold or held for sale (1)(2)	(15,961)	—	(812)	(16,773)
Reclassified to producing properties	—	—	—	—
Charged to expense (3)	(3,429)	—	—	(3,429)
Exchange adjustment	—	—	(159)	(159)

Fiscal year closing balance	$—	$—	$369	$369

Fiscal year ended June 30, 2015
Fiscal year beginning balance	$19,955	$—	$1,890	$21,845
Additions to capitalized costs	8,047	—	274	8,321
Assets sold or held for sale	—	—	(680)	(680)
Reclassified to producing properties (4)	(8,973)	—	—	(8,973)
Charged to expense	—	—	(20)	(20)
Exchange adjustment	—	—	(124)	(124)

Fiscal year closing balance	$19,029	$—	$1,340	$20,369

(1)	On March 31, 2016, Magellan and One Stone entered into an Exchange Agreement that providing for, among other things, the transfer to the Company of 100% of the outstanding shares of Magellan Series A Preferred Stock in consideration for the assignment to and assumption by One Stone of 100% of the outstanding membership interests in Nautilus Poplar LLC. The transactions contemplated by the Exchange Agreement closed on August 1, 2016.
(2)	On June 10, 2016, Magellan entered into the Weald ATA for the sale of its interest in certain exploration licenses to UKOG. The transactions contemplated by the Weald ATA closed on August 11, 2016.
(3)	The Company reviewed the recoverability of the carrying values of its wells in progress to be transferred to One Stone in the Exchange, and as a result of this review recorded an impairment of $3.4 million to adjust the carrying value of wells in progress to their estimated fair values less costs to sell at June 30, 2016.
(4)	The Company reclassified the capitalized costs for two of the five CO2-enhanced oil recovery pilot wells from wells in progress to producing properties during the fourth quarter of fiscal 2015.

In the United Kingdom, during the third quarter of fiscal year 2015, the Company allowed a petroleum license to expire and recorded exploration expense of $20 thousand. During the fourth quarter of fiscal year 2015, the Company sold its interest in a license in the United Kingdom with a remaining capitalized cost of $0.7 million.

At June 30, 2016, the Company had no costs capitalized for exploratory wells in progress for a period of greater than one year after the completion of drilling.

Historical Condensed Consolidated Financial Statements of Magellan as of and for the Three Months Ended September 30, 2016 and 2015

MAGELLAN PETROLEUM CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands, except share amounts)

	September 30, 2016	June 30, 2016
		(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$892	$1,680
Securities available-for-sale	1,898	601
Accounts receivable	56	16
Prepaid and other assets	2,028	2,087
Current assets held for sale (Note 5)	—	26,042

Total current assets	4,874	30,426

PROPERTY AND EQUIPMENT, NET (SUCCESSFUL EFFORTS METHOD):
Unproved oil and gas properties	31	32
Wells in progress	335	337
Land, buildings, and equipment (net of accumulated depreciation of $528 and $517 as of September 30, 2016, and June 30, 2016, respectively)	78	86

Net property and equipment	444	455

OTHER NON-CURRENT ASSETS:
Goodwill, net	500	500
Other long-term assets	19	169

Total other non-current assets	519	669

Total assets	$5,837	$31,550

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$519	$791
Accrued and other liabilities	2,583	2,826
Notes payable	104	783
Current liabilities held for sale (Note 5)	—	10,638

Total current liabilities	3,206	15,038

COMMITMENTS AND CONTINGENCIES (Note 17)
PREFERRED STOCK (Note 3 and Note 12):
Series A convertible preferred stock (par value $0.01 per share): Authorized 0 and 28,000,000 shares as of September 30, 2016 and June 30, 2016, respectively, issued 0 and 22,683,428 shares as of September 30, 2016, and June 30, 2016, respectively; liquidation preference of $0 and $29,093 as of September 30, 2016, and June 30, 2016, respectively	—	23,501

Total preferred stock	—	23,501

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock (par value $0.01 per share): Authorized 300,000,000 shares, issued 7,088,999 and 6,972,023 shares as of September 30, 2016, and June 30, 2016, respectively	71	70
Treasury stock (at cost): 1,209,389 shares as of September 30, 2016, and June 30, 2016	(9,806)	(9,806)
Capital in excess of par value	104,547	94,069
Accumulated deficit	(97,599)	(96,234)
Accumulated other comprehensive income	5,418	4,912

Total stockholders’ equity (deficit)	2,631	(6,989)

Total liabilities, preferred stock and stockholders’ equity (deficit)	$5,837	$31,550

The notes to the condensed consolidated financial statements (unaudited) are an integral part of these financial statements.

MAGELLAN PETROLEUM CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except share and per share amounts)

	THREE MONTHS ENDED September 30,
	2016	2015
OPERATING EXPENSES:
Depreciation	$11	$19
Exploration	155	17
General and administrative	2,028	1,765

Total operating expenses	2,194	1,801

Loss from operations	(2,194)	(1,801)

OTHER (EXPENSE) INCOME:
Loss on investment in securities	—	(261)
Other (expense) income	(1)	22

Total other (expense) income	(1)	(239)

Loss from continuing operations, before tax	(2,195)	(2,040)

Income tax expense	—	—

Loss from continuing operations, net of tax	(2,195)	(2,040)

DISCONTINUED OPERATIONS (Notes 3, 4 and 5):
Loss from discontinued operations, net of tax	(239)	(1,011)
Gain on disposal of discontinued operations, net of tax	1,069	—

Net income (loss) from discontinued operations	830	(1,011)

Net loss	(1,365)	(3,051)

Preferred stock dividends	(162)	(452)
Adjustment of preferred stock to redemption value (Note 12)	162	—

Net loss attributable to common stockholders	$(1,365)	$(3,503)

Earnings (loss) per common share (Note 14):
Weighted average number of basic shares outstanding	5,836,744	5,702,780
Weighted average number of diluted shares outstanding	5,836,744	5,702,780

Basic and diluted earnings (loss) per common share:

Net loss from continuing operations, including preferred stock dividends and adjustment to redemption value of preferred stock	$(0.38)	$(0.44)
Net income (loss) from discontinued operations	$0.14	$(0.18)
Net loss attributable to common stockholders	$(0.23)	$(0.61)

The notes to the condensed consolidated financial statements (unaudited) are an integral part of these financial statements.

MAGELLAN PETROLEUM CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(In thousands)

	THREE MONTHS ENDED September 30,
	2016	2015
Net loss	$(1,365)	$(3,051)

Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	151	(372)
Unrealized holding gain (loss) on securities available-for-sale	355	(819)

Other comprehensive income (loss), net of tax	506	(1,191)

Comprehensive loss	$(859)	$(4,242)

The notes to the condensed consolidated financial statements (unaudited) are an integral part of these financial statements.

MAGELLAN PETROLEUM CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

(In thousands)

	Common Stock	Treasury Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
June 30, 2016	$70	$(9,806)	$94,069	$(96,234)	$4,912	$(6,989)
Net loss	—	—	—	(1,365)	—	$(1,365)
Other comprehensive income, net of tax	—	—	—	—	506	$506
Stock and stock-based compensation	1	—	589	—	—	$590
Net shares repurchased for employee tax costs upon vesting of restricted stock	—	—	(3)	—	—	$(3)
Preferred stock dividend	—	—	—	(162)	—	$(162)
Adjustment of preferred stock to redemption value (Note 12)	—	—	—	162	—	$162
Contribution to equity upon redemption of preferred stock (Notes 3, 5 and 12)	—	—	9,892	—	—	$9,892

September 30, 2016	$71	$(9,806)	$104,547	$(97,599)	$5,418	$2,631

The notes to the condensed consolidated financial statements (unaudited) are an integral part of these financial statements.

MAGELLAN PETROLEUM CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	THREE MONTHS ENDED September 30,
	2016	2015
OPERATING ACTIVITIES:
Loss from continuing operations, net of tax	$(2,195)	$(2,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign transaction loss	168	145
Depreciation	11	19
Loss on investment in securities	—	261
Stock compensation expense	590	108
Net changes in operating assets and liabilities:
Accounts receivable	(40)	53
Prepaid and other current assets	101	45
Accounts payable and accrued liabilities	(561)	852

Net cash used in operating activities of continuing operations	(1,926)	(557)

INVESTING ACTIVITIES:
Additions to property and equipment	(3)	—
Proceeds from sale of Weald Basin assets (Notes 4 and 5)	586	—
Proceeds from sale of investment securities	—	836
Proceeds from One Stone Exchange, including cash retained at closing (Notes 3 and 5)	950	—

Net cash provided by investing activities of continuing operations	1,533	836

FINANCING ACTIVITIES:
Purchase of common stock	(3)	(10)
Payment of cash in lieu of issuance of fractional shares in one share-for-eight shares reverse stock split	—	(6)
Deferred financing costs, net	—	(24)
Payments on notes payable	(70)	—

Net cash used in financing activities	(73)	(40)

CASH FLOWS FROM DISCONTINUED OPERATIONS:
Net cash used in operating activities of discontinued operations	(83)	(131)
Net cash used in investing activities of discontinued operations	(224)	(123)

Net cash used in operating and investing activities of discontinued operations	(307)	(254)

Effect of exchange rate changes on cash and cash equivalents	(15)	(178)
Net decrease in cash and cash equivalents	(788)	(193)
Cash and cash equivalents at beginning of period	1,680	769

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$892	$576

	THREE MONTHS ENDED September 30,
	2016	2015

Supplemental schedule of non-cash activities:
Unrealized holding gain (loss) and foreign currency translation gain (loss) on securities available-for-sale	$371	$(1,049)
Securities available-for-sale received as proceeds on sale of Weald Basin assets (Notes 4 and 5)	$(925)	$—
Increase in both accrued or other liabilities and prepaid or other assets related to Sopak	$27	$27
Purchase of insurance policies financed with notes payable	$16	$108
Forgiveness of notes payable upon closing of Exchange (Notes 3 and 5)	$625	$—
Adjustment of preferred stock to redemption value	$(162)	$—
Preferred stock dividends paid in kind	$162	$452
Contribution to equity upon redemption of preferred stock (Notes 3, 5 and 12)	$9,892	$—

Non-cash activities of discontinued operations:
Change in accounts payable and accrued liabilities related to property and equipment of discontinued operations	$293	$(192)

The notes to the condensed consolidated financial statements (unaudited) are an integral part of these financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Basis of Presentation

Description of Operations

Magellan Petroleum Corporation (the “Company” or “Magellan” or “MPC” or “we”) is an independent oil and gas exploration and production company. Subject to the closing of the announced merger with Tellurian Investments Inc. (“Tellurian”), Magellan will become a company focused on the development of liquefied natural gas (“LNG”) projects along the United States Gulf Coast and complementary business lines in the energy industry. Historically active internationally, Magellan also owns interests in the Horse Hill-1 well and related licenses in the Weald Basin, onshore UK, and an exploration block, NT/P82, in the Bonaparte Basin, offshore Northern Territory, Australia.

The Company conducts its operations through two wholly owned subsidiaries corresponding to the geographical areas in which the Company operates: Magellan Petroleum (UK) Limited (“MPUK”), and Magellan Petroleum Australia Pty Ltd (“MPA”). Following the closing of the merger with Tellurian, which is expected in the fourth quarter of calendar year 2016 or the first quarter of calendar year 2017, the combined company will operate its LNG business in the US through its new wholly owned subsidiary, Tellurian.

We believe that Magellan’s sources of value are embedded in the Company’s platform and portfolio of assets. Magellan’s strategy is therefore focused on recovering shareholder value by realizing the value of its existing assets.

On July 10, 2015, the Company completed a one share-for-eight shares reverse stock split with respect to the Company’s common stock. All amounts of shares of common stock, per share prices with respect to common stock, amounts of stock options to purchase common stock, respective exercise prices of each such option, and amounts of shares convertible upon conversion of the Series A convertible preferred stock for periods both prior and subsequent to the split have been adjusted in this joint proxy statement/prospectus to reflect the reverse stock split.

We were founded in 1957 and incorporated in Delaware in 1967. The Company’s common stock has been trading on NASDAQ since 1972 under the ticker symbol “MPET”.

Our principal executive offices are located at 1775 Sherman Street, Suite 1950, Denver, Colorado 80203, and our phone number is (720) 484-2400.

Going Concern

The Company has incurred losses from operations for the three months ended September 30, 2016 of $2.2 million, has experienced negative cash flows from operating activities of continuing operations of $1.9 million for the three months ended September 30, 2016, and as of September 30, 2016, its cash balance was $892 thousand. The Company continues to experience liquidity constraints and since July 2015, has been selling certain of its assets to fund its operations, which has resulted in a significant reduction in the Company’s monthly cash burn rate. However, these liquidity constraints continue, and proceeds from these asset sales may not provide sufficient liquidity to fund the Company’s operations for the next twelve months. As a result of these conditions and events, there is substantial doubt about the Company’s ability to continue as a going concern. Because Tellurian’s assets do not currently generate revenues, the combined company is also likely to experience liquidity constraints. However, we believe that upon the closing of the merger with Tellurian, the combined company will be better positioned to raise capital to fund the combined company’s operations due to the attributes of Tellurian’s business plan and management. Therefore, we believe that Magellan’s ability to continue as a going concern in the short-term is subject to the closing of the merger with Tellurian, the primary condition of which closing is the approval by the Company’s shareholders of the merger agreement that is expected to be sought in the fourth quarter of calendar year 2016, or the first quarter of calendar year 2017. However, following the closing of the merger with Tellurian, the combined company may not be able to raise sufficient capital in a timely manner to fund the operations of the combined company. Should the merger with Tellurian not close, the Company will need to pursue other alternatives in order to continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

Special Committee of the Board of Directors

In light of the Company’s constrained capital resources and the significant capital requirements to develop the Poplar field using CO2-Enhanced Oil Recovery (“EOR”), on June 5, 2015, the Company formed a special committee of independent members of the Board of Directors of the Company (the “Special Committee”) to i) consider various strategic alternatives potentially available to the Company, which included, but were not limited to, sales of some or all of the assets of the Company, joint ventures, a recapitalization, and a sale or merger of the Company and ii) amend compensation arrangements of executives and employees for the purpose of retention and alignment of their interests with the interests of common stockholders during such strategic alternatives review process. The Special Committee engaged Petrie Partners, LLC (“Petrie”) as financial advisor to assist in the consideration of such matters.

As discussed in Note 2 — Merger with Tellurian, on August 2, 2016, at the direction of the Special Committee, Magellan entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tellurian and River Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Magellan (“Merger Sub”). Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of Tellurian will be exchanged for 1.300 shares of common stock, par value $0.01 per share, of Magellan, and Merger Sub will merge with and into Tellurian (the “Merger”), with Tellurian continuing as the surviving corporation, a direct subsidiary of Magellan, and the accounting acquirer.

As discussed in Note 3 — One Stone Exchange, and Note 5—Discontinued Operations, on March 31, 2016, at the direction of the Special Committee, the Company and its sole preferred stockholder One Stone Holdings II LP (“One Stone”), an affiliate of One Stone Energy Partners, L.P., entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which 100% of the outstanding shares of Magellan Series A convertible preferred stock (the “Series A Preferred Stock”) were exchanged in consideration for 100% of the Company’s interest in Nautilus Poplar LLC and 51% of the outstanding common units in Utah CO2 LLC (“Utah CO2,” and together with Nautilus Poplar LLC, the “CO2 Business,” or “NP,” or the “former NP segment”), as adjusted by the Cash Amount (as defined in the Exchange Agreement and discussed further below) (the “Exchange”). On August 1, 2016, all the conditions to the closing of the Exchange were met and the Exchange was consummated.

As discussed in Note 4 — Sale of Weald Basin Assets, and Note 5 — Discontinued Operations, on June 10, 2016, at the direction of the Special Committee, MPUK entered into three concurrent agreements (the “Weald Agreements”) for divestiture of certain of its Petroleum Exploration and Development Licenses (“PEDLs”), its peripheral offshore license near the Isle of Wight, and settlement of legal claims related to the Central Weald licenses with its partner and operator, Celtique Energie Weald Limited (“Celtique”). On August 11, 2016, the transactions contemplated by the Weald Agreements closed.

Following the closing of the transactions contemplated by the Exchange Agreement with One Stone, and the subsequently announced Merger with Tellurian, the Company believes that the task of the Special Committee has substantially been completed, and on September 26, 2016, the Board disbanded the Special Committee.

Principles of Consolidation and Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of Magellan and its wholly owned subsidiaries, MPUK, and MPA, and for periods through closing of the transactions contemplated by the Exchange Agreement on August 1, 2016, NP (which has been discontinued and was transferred to One Stone upon closing), and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X published by the US Securities and Exchange Commission (the “SEC”). Accordingly, these interim unaudited condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete annual period financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature. All intercompany transactions have been eliminated. Operating results for the three months ended September 30, 2016, are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2017. This joint proxy statement/prospectus should be read in conjunction with the historical consolidated financial statements of Magellan as of and for the fiscal years ended June 30, 2016 and 2015 and the footnotes thereto included herein. All amounts presented are in US dollars, unless otherwise noted. Amounts expressed in Australian currency are indicated as “A$.” Amounts expressed in the currency of the United Kingdom are indicated as “£.”

Certain amounts in our prior period financial statements have been reclassified to conform to the current period presentation.

Effective with the execution of the Exchange Agreement on March 31, 2016, the Company reclassified the operations of NP to discontinued operations, and they are reported in discontinued operations for the period from July 1, 2016 through closing of the transactions contemplated by the Exchange Agreement on August 1, 2016 in the accompanying condensed consolidated financial statements, and for all prior periods presented. The Company also reclassified assets and liabilities of NP to assets and liabilities held for sale for all periods prior to closing of the transactions contemplated by the Exchange Agreement in the accompanying condensed consolidated financial statements.

Effective with the execution of the Weald Agreements on June 10, 2016, the Company reclassified the operations related to the respective licenses to discontinued operations, and they are reported in discontinued operations for the period from July 1, 2016 through closing of the transactions contemplated by the Weald Agreements on August 11, 2016 in the accompanying condensed consolidated financial statements, and for all prior periods presented. The Company also reclassified assets and liabilities related to the respective licenses to assets and liabilities held for sale for all periods prior to closing of the transactions contemplated by the Weald Agreements in the accompanying condensed consolidated financial statements.

As of September 30, 2016, the Company owned a 1.9% interest in Central Petroleum Limited (ASX:CTP) (“Central”), a Brisbane-based exploration and production company traded on the Australian Securities Exchange. The Company accounts for this investment as securities available-for-sale in the accompanying condensed consolidated financial statements.

As of September 30, 2016, the Company owned a 2.0% interest in UK Oil and Gas Investments, PLC (LSE:UKOG) (“UKOG”), a British oil and gas investment company traded on the Alternative Investment Market of the London Stock Exchange. The Company accounts for this investment as securities available-for-sale in the accompanying condensed consolidated financial statements.

Accounting for Business Combinations

At the closing of the Merger, Tellurian, the accounting acquirer will account for the Merger with Magellan as a purchase. At the closing of the Merger, the adjustments to the consolidated financial statements and the allocation of the purchase price will depend on a number of factors including the fair value of Magellan’s common stock transferred and the estimated fair value of Magellan’s assets and liabilities at the closing date.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of oil and gas reserves and other assets and liabilities, together with disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported amounts of revenues and expenses, including stock-based compensation expense, during the reporting periods. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is their local currency. Assets and liabilities of foreign subsidiaries are translated to US dollars at period-end exchange rates, and our unaudited condensed consolidated statements of operations and cash flows are translated at average exchange rates during the reporting periods. Resulting translation adjustments are recorded in accumulated other comprehensive income, a separate component of stockholders’ equity. A component of accumulated other comprehensive income will be released into income when the Company executes a partial or complete sale of an investment in a foreign subsidiary or a group of assets of a foreign subsidiary considered a business and/or when the Company no longer holds a controlling financial interest in a foreign subsidiary or group of assets of a foreign subsidiary considered a business.

Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in foreign currency transaction gains and losses that are reflected in results of operations as unrealized (based on period end translation) or realized (upon settlement of the transactions) and reported under general and administrative expenses in the consolidated statements of operations.

During the fiscal year ended June 30, 2015, the Company made a determination that it was no longer permanently invested in its foreign subsidiaries because (i) the Company had begun an effort to repay its intercompany balances through the repatriation of cash from these subsidiaries and (ii) the Company was increasingly focusing on its US operations. As such, the Company recorded on its statement of operations for the fiscal year ended June 30, 2015, an expense reclassification from accumulated other comprehensive loss arising from foreign currency exchange losses on its intercompany account balances. For all subsequent periods, including the three months ended September 30, 2016, the Company has continued to record foreign currency exchange gains and losses arising from its intercompany account balances in its condensed consolidated statement of operations.

Securities Available-for-Sale

Securities available-for-sale are comprised of investments in publicly traded securities and are carried at quoted market prices. Unrealized gains and losses are excluded from earnings and recorded as a component of accumulated other comprehensive loss in stockholders’ equity (deficit), net of deferred income taxes. The Company recognizes gains or losses when securities are sold. On a quarterly basis, we perform an assessment to determine whether there have been any events or economic circumstances to indicate that a security with an unrealized loss has suffered an other-than-temporary impairment. The Company performed this analysis as of September 30, 2016, and concluded that no such events had occurred.

Assets and Liabilities Held for Sale

As a result of the Exchange Agreement executed on March 31, 2016 (see Note 3 — One Stone Exchange), the Company determined that a strategic shift occurred in its business that will have a major effect on the Company’s future operations and financial results. Therefore, the Company adjusted the assets and liabilities of NP to the lesser of their carrying value or fair value less costs to sell, which resulted in an impairment writedown of $11.3 million, and reclassified them as held for sale in the condensed consolidated balance sheets effective March 31, 2016, and for all prior periods presented. The Company also reclassified the results of NP’s operations to discontinued operations in the condensed consolidated statements of operations for all periods presented. In addition, on June 10, 2016, the Company entered into the Weald Agreements (see Note 4 — Sale of Weald Basin Assets). The Company determined that no fair value adjustments of the assets and liabilities disposed of pursuant to the Weald Agreements was necessary because the net assets were recorded at less than their fair value less costs to sell. The major classes of assets and liabilities transferred in the Exchange and sold pursuant to the Weald Agreements as well as the results of these discontinued operations are presented in Note 5 — Discontinued Operations. The closing of the Exchange took place on August 1, 2016, following its approval at the Company’s annual and special meeting of stockholders on July 13, 2016. The closing of the transactions contemplated by the Weald Agreements took place on August 11, 2016.

Oil and Gas Exploration and Production Activities

The Company follows the successful efforts method of accounting for its oil and gas exploration and production activities. Under this method, all property acquisition costs, and costs of exploratory and development wells are capitalized until a determination is made that the well has found proved reserves or is deemed noncommercial. If an exploratory well is deemed to be noncommercial, the well costs are charged to exploration expense as dry hole costs. Exploration expenses include dry hole costs and geological and geophysical expenses. Noncommercial development well costs are charged to impairment expense if circumstances indicate that a decline in the recoverability of the carrying value may have occurred.

The Company records its proportionate share in joint venture operations in the respective classifications of assets, liabilities, and expenses. The cost of CO2 injection is capitalized until a production response is seen as a result of the injection and it is determined that the well has found proved reserves. After oil production from the well begins, CO2 injection costs are expensed as incurred.

Depreciation, depletion, and amortization (“DD&A”) of capitalized costs related to proved oil and gas properties is calculated on a property-by-property basis using the units-of-production method based upon proved reserves. The computation of DD&A takes into consideration restoration, dismantlement, and abandonment costs as well as the estimated proceeds from salvaging equipment. Because all of the Company’s proved oil and gas properties related to NP, DD&A has been reclassified to discontinued operations for all periods presented in the accompanying condensed consolidated statements of operations. Effective with the classification of the assets and liabilities of NP to held for sale on March 31, 2016, including the proved oil and gas properties, the Company halted DD&A related to these assets, and no further DD&A has been recorded in the accompanying condensed consolidated financial statements for the period from April 1, 2016 through their disposition in connection with the closing of the transactions contemplated by the Exchange Agreement on August 1, 2016.

The sale of a partial interest in a proved oil and gas property is accounted for as normal retirement, and no gain or loss is recognized as long as the treatment does not significantly affect the units-of-production depletion rate. A gain or loss is recognized for all other sales of producing properties. The sale of a partial interest in an unproved oil and gas property is accounted for as a recovery of cost, with any excess of the proceeds over such cost or related carrying amount recognized as gain.

Impairment of Long-Lived Assets

The Company reviews the carrying amount of its oil and gas properties and unproved leaseholds for impairment annually or whenever events or changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred. The Company estimates the expected undiscounted future cash flows of its oil and gas properties and compares such undiscounted future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, recent sales prices of comparable properties, the present value of estimated future cash flows, net of estimated operating and development costs, using estimates of reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and various discount rates commensurate with the risk and current market conditions associated with realizing the expected cash flows projected. There were no significant changes in circumstances during the quarter ended September 30, 2016, that would indicate that the carrying values of oil and gas properties were further impaired.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed in an acquisition. The goodwill recorded as of

September 30, 2016 relates to the Company’s foreign subsidiaries. GAAP requires goodwill to be evaluated on an annual basis for impairment, or more frequently if events occur or circumstances change that could potentially result in impairment. For the three months ended September 30, 2016, there were no significant changes in events or circumstances that suggested further potential impairment of the Company’s goodwill balances at September 30, 2016.

Asset Retirement Obligations

The Company recognizes an estimated liability for future costs associated with the plugging and abandonment of its oil and gas properties. A liability for the fair value of an asset retirement obligation and corresponding increase in the carrying value of the related long-lived asset are recorded at the time a well is acquired or the liability to plug is legally incurred. Assumptions and judgments made by management when assessing an asset retirement obligation include (i) the existence of a legal obligation; (ii) estimated probabilities, amounts, and timing of settlements; (iii) the credit-adjusted risk-free rate to be used; and (iv) inflation rates. The Company depletes the amount added to proved oil and gas property costs, net of estimated salvage values, and recognizes expense in connection with the accretion of the discounted liability over the remaining estimated economic lives of the respective oil and gas properties. The Company’s asset retirement obligations were classified as held for sale as of June 30, 2016 in the accompanying consolidated balance sheet, as they relate to NP, and the effects of changes therein have been reported in discontinued operations for all periods presented in the accompanying condensed consolidated financial statements.

Stock-Based Compensation

Stock option grants may contain time-based, market-based, or performance-based vesting provisions. Time-based options (“TBOs”) are expensed on a straight-line basis over the vesting period. Market-based options (“MBOs”) are expensed on a straight-line basis over the derived service period, even if the market condition is not achieved. Performance-based options (“PBOs”) are amortized on a straight-line basis between the date upon which the achievement of the relevant performance condition is deemed probable and the date the performance condition is expected to be achieved. Management re-assesses whether achievement of performance conditions is probable at the end of each reporting period. If changes in the estimated outcome of the performance conditions affect the quantity of the awards expected to vest, the cumulative effect of the change is recognized in the period of the change.

The fair value of the stock options is determined on the grant date and is affected by our stock price and other assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, risk-free interest rates, expected dividends, and the expected option exercise term. The Company estimates the fair value of PBOs and time-based stock options using the Black-Scholes-Merton pricing model. The simplified method is used to estimate the expected term of stock options due to a lack of related historical data regarding exercise, cancellation, and forfeiture. For MBOs, the fair value is estimated using Monte Carlo simulation techniques.

Accumulated Other Comprehensive Income

Other comprehensive income (loss) is presented net of applicable income taxes in the accompanying condensed consolidated balance sheets and statements of stockholders’ equity (deficit) and comprehensive loss. Other comprehensive income (loss) is comprised of revenues, expenses, gains, and losses that under GAAP are reported as separate components of stockholders’ equity (deficit) instead of net loss.

Earnings (Loss) per Common Share

Income and losses per common share are based upon the weighted average number of common and common equivalent shares outstanding during the period. The effects of potentially dilutive securities in the determination of diluted earnings per share are the dilutive effect of stock options and the shares of Series A Preferred Stock.

The potentially dilutive impact of stock options is determined using the treasury stock method. The potentially dilutive impact of the shares of Series A Preferred Stock is determined using the if-converted method. In applying the if-converted method, conversion is not assumed for purposes of computing dilutive shares if the effect would be anti-dilutive. Until its redemption upon closing of the transactions contemplated by the Exchange Agreement on August 1, 2016, the Series A Preferred Stock was convertible at a rate of one common share for one preferred share, multiplied by an applicable conversion ratio. We did not include any stock options nor common stock issuable upon the conversion of the Series A Preferred Stock in the calculation of diluted earnings (loss) per share for each of the three-month periods ended September 30, 2016, and September 30, 2015, as their effect would have been anti-dilutive due to net losses in those periods.

Segment Information

As of June 30, 2016, the Company determined, based on the criteria of Accounting Standards Codification Topic 280, that it operated in two segments, MPUK, and MPA, as well as a head office, Magellan (“Corporate”), which is treated as a cost center. As of September 30, 2016, these two operating segments met the minimum quantitative threshold to qualify for separate segment reporting.

The Company’s chief operating decision maker is Antoine J. Lafargue (President, Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary of the Company), who reviews the results and manages operations of the Company in the two reporting segments of MPUK, and MPA, as well as Corporate. The presentation of all segment information herein reflects the manner in which the Company’s management monitors performance and allocates resources. For information pertaining to our reporting segments, see Note 15 — Segment Information, and the historical consolidated financial statements of Magellan as of and for the fiscal years ended June 30, 2016 and 2015 and the footnotes thereto included herein.

Recently Issued Accounting Standards

In August 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, which is intended to reduce diversity in practice in reporting certain items in the statement of cash flows. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2019, and early adoption is permitted. The Company does not expect adoption of ASU 2016-15 to have a material effect on its condensed consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification on the statement of cash flows; and (d) accounting for forfeitures. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2018, and early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on its condensed consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months, and provides revised guidance on lease classification as finance or operating, with classification affecting the pattern of expense recognition in the statement of operations or comprehensive loss, and the pattern of cash flow classification in the statement of cash flows. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2020. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the impact of the adoption of this standard on its condensed consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2019, with earlier application not permitted with the exception of certain specific provisions. The Company is evaluating the impact of the adoption of this standard on its condensed consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, which simplifies the presentation of deferred income taxes in the classified balance sheet, by removing the requirement to separate current and noncurrent deferred taxes and requiring deferred tax assets and liabilities to be classified as noncurrent. This standard will be effective for the Company for its first interim period in its fiscal year ending June 30, 2018, and early adoption is permitted. The Company does not expect adoption of ASU 2015-17 to have a material effect on its condensed consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, which simplifies the accounting for adjustments made to provisional amounts recognized at the acquisition date in a business combination, by eliminating the requirement to retrospectively account for such adjustments for which the accounting is incomplete by the end of the reporting period in which the combination occurs. This standard is effective for the Company for its first interim period in its fiscal year ending June 30, 2017. The Company has adopted this standard, which has not had a material impact on the Company’s condensed consolidated financial statements for the three months ended September 30, 2016. The Company expects to account for such adjustments, if any, on a prospective basis.

In August 2014, the FASB issued ASU No. 2014-15, which provides guidance on management’s responsibility to evaluate whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. This standard is effective for the Company’s fiscal year ending June 30, 2017, and annual and interim periods thereafter. The Company is evaluating the impact of the adoption of this standard on its condensed consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-8, which changed the requirements for reporting discontinued operations and disclosures of disposals of components of an entity. ASU 2014-8 is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company has adopted this standard and applied its guidance to its reporting and disclosure of the One Stone Exchange, the Weald ATA and the IoW ATA, and discontinued operations of NP and MPUK. (Notes 3, 4 and 5).

There are no new significant accounting standards applicable to the Company that have been issued but not yet adopted by the Company as of September 30, 2016.

Note 2 — Merger with Tellurian

On August 2, 2016, Magellan, Tellurian, and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of Tellurian will be exchanged for 1.300 shares of common stock, par value $0.01 per share, of Magellan, and Merger Sub will merge with and into Tellurian, with Tellurian continuing as the surviving corporation, a direct subsidiary of Magellan, and the accounting acquirer. The Merger is expected to close in the fourth quarter of calendar year 2016 or the first quarter of calendar year 2017.

The Merger Agreement and the Merger have been approved by the board of directors of each of Magellan and Tellurian. Stockholders of Magellan will be asked to vote on the approval of the transactions contemplated by the Merger Agreement at a special meeting that is expected to be held during the fourth quarter of calendar year 2016 or the first quarter of calendar year 2017. The closing of the Merger is subject to customary closing conditions, including i) the receipt of Magellan and Tellurian stockholder approval; ii) all directors and officers of Magellan shall have resigned, except for any person(s) that might be designated by Tellurian; iii) a registration statement on Form S-4 to register the Magellan shares to be issued in the Merger shall have been declared effective by the SEC; and iv) shares of Magellan common stock to be issued in the Merger shall have been approved for listing on the NASDAQ.

The Merger Agreement also contains a non-solicitation provision pursuant to which Magellan may not, directly or indirectly, take certain actions to negotiate or otherwise facilitate an “Alternative Proposal,” a term generally defined as an inquiry, proposal or offer relating to a business combination with or acquisition of the assets of Magellan by a person or entity other than Tellurian. Magellan’s non-solicitation obligations are qualified by “fiduciary out” provisions which provide that Magellan may take certain otherwise prohibited actions with respect to an unsolicited Alternative Proposal if the Board of Directors determines that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties and certain other requirements are satisfied.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with receipt of a “Superior Proposal,” as such term is defined in the Merger Agreement. In connection with a termination of the Merger Agreement in the event of a Superior Proposal, a breach by Magellan of the non-solicitation provision noted above, or following a change by the Board of Directors of its recommendation to stockholders, Magellan will be required to pay to Tellurian a termination fee for any and all third-party transaction fees and expenses incurred by Tellurian with the drafting, negotiation, execution and delivery of the Merger Agreement and related documents (including fees and expenses for attorneys, accountants and other advisors), subject to a maximum of $1 million in the aggregate. A termination fee may also be payable in some circumstances in which an Alternative Proposal is made, the transaction fails to close and Magellan subsequently agrees to an Alternative Proposal. If the Merger Agreement is terminated by either party as a result of the failure to obtain the requisite approval by Tellurian stockholders, or by Magellan because Tellurian does not use commercially reasonable efforts to secure the approval for listing the Magellan shares of common stock to be issued in the Merger, then Tellurian will be required to pay to Magellan a reverse termination fee of $1 million.

In connection with and following the consummation of the Merger, certain contingent items of Magellan will become due and payable by the combined company, including (i) transaction fees payable in shares of Magellan common stock to Petrie; (ii) compensation payable in a combination of cash and Magellan common stock to members of the Special Committee; (iii) transaction incentive compensation payable in cash and common stock to Magellan’s Chief Executive Officer, including release of prior transaction incentive compensation; (iv) employee cash bonuses payable under the employee retention cash bonus plan; and (v) the release of Magellan’s contingent production obligations related to the Poplar field, via issuance of shares of Magellan common stock to the beneficiaries of such contingent obligations. In addition, the accelerated vesting provisions of the Company’s remaining unvested stock options and unvested restricted stock are expected to be triggered, and these options and restricted stock are expected to become fully vested. In addition, upon the closing of the Merger, which constitutes a change in control, there is a risk that most of the Company’s tax attributes may not be available to the Company to reduce the Company’s potential US federal and state income taxes. As of June 30, 2016, the Company had foreign tax credit carry forwards amounting to $9.1 million, which, based on the Company’s estimated tax rate as of June 30, 2016, have the potential to offset approximately $26.8 million of taxable income. For further information on these contingent items, refer to Note 17 — Commitments and Contingencies, Note 19 — Employee Retention and Severance Costs and Note 10 — Income Taxes.

Note 3 — One Stone Exchange

On March 31, 2016, Magellan and One Stone entered into the Exchange Agreement. The Exchange Agreement provides, upon the terms and subject to the conditions set forth in the Exchange Agreement, for the transfer by One Stone to the Company of 100% of the outstanding shares of Magellan Series A Preferred Stock, in consideration for the assignment to and assumption by One Stone of 100% of the outstanding membership interests in Nautilus Poplar LLC, and 51% of the outstanding common units in Utah CO2 LLC, as adjusted by the Cash Amount (as defined in the Exchange Agreement and discussed further below).

On August 1, 2016, all the conditions to the closing of the Exchange were met and the Exchange was consummated. The primary conditions to closing included i) the receipt of the approval of the Exchange by the Company’s stockholders, which was received on July 13, 2016, during the Company’s annual and special meeting of stockholders, ii) the consent of West Texas State Bank (“WTSB”) to release a guaranty provided by Magellan, and iii) the payment of the Cash Amount. If the customary closing conditions had not been satisfied, and the Exchange Agreement had been terminated by either party as a result of the failure to obtain the requisite approval by Magellan stockholders, the Company would have been required to reimburse One Stone for all documented out-of-pocket fees and expenses incurred by One Stone in connection with the Exchange Agreement, subject to a maximum of $200 thousand in the aggregate. On August 1, 2016, the transactions contemplated by the Exchange Agreement closed and the Company received the Cash Amount, which amounted to $900 thousand. The Company recorded the excess of the proceeds, such proceeds consisting of (i) the carrying amount of the preferred stock; plus (ii) the Cash Amount; plus (iii) the principal amount of the secured promissory note, over the fair value of the net assets of the CO2 Business as a contribution to equity from One Stone, resulting in an increase to capital in excess of par value of approximately $9.9 million (Note 5). Transaction costs associated with the Exchange Agreement were charged to expense and recorded in discontinued operations and amounted to approximately $968 thousand in the aggregate.

The Exchange Agreement was given economic effect as of September 30, 2015 (the “Effective Date”). As such, at closing, One Stone was expected to pay the Company an amount in cash equal to

i) any transaction costs One Stone had agreed to pay pursuant to the Exchange Agreement that had not been paid on or prior to closing, ii) minus (if positive) or plus (if negative) the net revenues and expenses attributable to NP after the Effective Date, plus iii) certain specified liabilities of NP actually paid by the Company or NP prior to closing, minus, (iv) the Loan Amount (the “Cash Amount”). The purpose of the Cash Amount was primarily to reimburse the Company for the funding of the operations of NP during the period between September 30, 2015, and the closing of the Exchange, which operations resulted in a loss in the aggregate for the period. At the end of June 2016, the Company provided One Stone with a preliminary estimate of the Cash Amount, which amounted to $1.2 million. On August 1, 2016, the final amount agreed between the parties and paid by One Stone to the Company was $900 thousand. In addition, Messrs. Israel and Gluzman, One Stone’s representatives on the Company’s Board of Directors, i) agreed to forgo the amount of director compensation, in cash and stock, owed to them and outstanding as of the closing date, which was estimated at approximately $174 thousand in the aggregate and ii) ceased serving as members of the Board effective as of August 1, 2016.

Pursuant to the Exchange Agreement, on April 15, 2016, Magellan and One Stone i) entered into a Secured Promissory Note (the “Note”) pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand (the “Loan Amount”) and ii) simultaneously entered into a Pledge Agreement pursuant to which Magellan pledged, assigned and granted to One Stone a security interest in the Company’s interests in MPA, as collateral for the loan. The purpose of the Note was primarily to fund the payment of outstanding payables with certain vendors of the CO2 Business to maintain its ongoing operations between signing of the Exchange Agreement and closing of the Exchange. The Note did not bear interest up until closing of the Exchange, was expected to be forgiven upon closing of the Exchange, and if the Exchange had not closed, would have become due and payable on August 1, 2016, or, in the case of a breach of the Exchange Agreement by One Stone, on August 1, 2017, and would have borne interest from the date of termination of the Exchange Agreement at a rate of the prime rate of interest plus 1% (4.5% at August 1, 2016). Upon closing of the Exchange on August 1, 2016, the Loan Amount was deemed paid in full and no further amounts under the Note were owed by the Company. Also, One Stone assumed all assets and virtually all liabilities related to the CO2 Business, which included a term loan with WTSB and outstanding accounts payable related to the CO2 Business.

The Exchange Agreement may have been terminated under certain circumstances, including in specified circumstances in connection with receipt of a Superior Proposal, as such term is defined in the Exchange Agreement. In connection with a termination of the Exchange Agreement in the event of a Superior Proposal, a breach by the Company of the non-solicitation provision, or following a change by the Board of its recommendation to stockholders, in addition to amounts discussed above, the Company would have been required to pay to One Stone a termination fee of $750 thousand.

In addition, since the Exchange constituted a disposition of substantially all of the Company’s US assets, the acceleration provisions of the grants of performance-based and market-based options made in October 2013 and October 2014 took effect, and these options became fully vested as of the closing of the Exchange. The remaining unamortized expense related to these grants as of the closing date was expensed, which expense amounted to approximately $369 thousand, including release of forfeitures. Following the closing of the Exchange, the Company canceled all issued and outstanding shares of Series A Preferred Stock, including PIK dividends owing for the period between June 30, 2016 and August 1, 2016, which amounted to 22,815,748 shares, and eliminated its preferred stock (Note 12).

Note 4 — Sale of Weald Basin Assets

On June 10, 2016, MPUK entered into three concurrent agreements, the Weald Agreements, which resulted in the disposal of its interests in four licenses in the UK and the settlement of all legal claims related to its dispute with Celtique.

On June 10, 2016, MPUK entered into i) an Asset Transfer Agreement relating to the sale to UK Oil & Gas Investments PLC (“UKOG”) of MPUK’s 50% interests in PEDLs 231, 234, and 243 (the “Weald ATA”), ii) an Asset Transfer Agreement relating to the sale to UKOG of MPUK’s 22.5% interest in the Offshore Petroleum Licence P1916 (the “IoW ATA”), and iii) a Settlement Agreement (as defined below) with Celtique. The consideration payable by UKOG to MPUK for the Weald ATA amounted to £1.8 million in a combination of cash and shares in UKOG. The number and value of shares of UKOG was determined as of the time of execution of the Weald ATA and was based on the volume weighted average price of an ordinary share of UKOG for the ten business days prior to June 10, 2016. The consideration for the IoW ATA was the assumption of MPUK’s outstanding payables of £16 thousand related to its interests in the Offshore Petroleum Licence P1916. Pursuant to the terms of the Settlement Agreement, MPUK was due to pay Celtique £500 thousand of the gross consideration, in a combination of cash and shares in UKOG pro rata to the consideration payable to MPUK for the Weald ATA.

The closing of the transactions contemplated by the Weald ATA was subject to customary conditions and the approval by the UK Oil and Gas Authority of, amongst other things, an extension of the term of PEDL 234. The closing of the transactions contemplated by the Weald ATA, IoW ATA, and Settlement Agreement were conditional upon each other and also subject to the completion of the acquisition by UKOG of the entire issued share capital in Celtique, the terms of which acquisition were based on consideration equivalent to that in the Weald ATA. Contemporaneously with these transactions, MPUK and Celtique initiated the process of relinquishing their interests in PEDLs 231 and 243.

With respect to the Settlement Agreement, MPUK entered into a settlement agreement with Celtique and its parent Celtique Energie Petroleum Limited (the “Settlement Agreement”) which provided for the dismissal of all claims and counterclaims related to PEDLs 231, 234, and 243 between the parties. The Settlement Agreement also included a standstill provision among all parties until the completion of the Weald ATA.

On August 11, 2016, the conditions to closing the transactions contemplated by the Weald Agreements were met, and the transactions contemplated by all three agreements closed, with MPUK receiving net cash proceeds of £446 thousand and the net issuance to MPUK of approximately 50.9 million shares of UKOG, which shares were worth approximately £713 thousand and £930 thousand as of August 11, 2016, and September 30, 2016, respectively. Upon closing the transactions contemplated by the Weald Agreements during the three months ended September 30, 2016, the Company recognized a gain on disposal of discontinued operations, net of tax, of $1.1 million (Note 5).

In connection with the Weald ATA, IoW ATA, and Settlement Agreement, the Company accrued its liabilities to Celtique to the full amount of the consideration payable to Celtique of £500 thousand as of June 30, 2016, and classified its assets and liabilities related to PEDLs 231, 234, and 243, and P1916 to held for sale in the accompanying consolidated balance sheet as of June 30, 2016. The Company also classified the operations related to these licenses for the period from July 1, 2016 to closing on August 11, 2016, and for the three months ended September 30, 2015, to discontinued operations in the accompanying condensed consolidated statements of operations. For further information, refer to Note 5 — Discontinued Operations.

Note 5 — Discontinued Operations

As discussed in detail in Note 3, on August 1, 2016, pursuant to the Exchange Agreement, the Company completed the Exchange of 100% of its interest in the CO2 Business for the redemption of 100% of its outstanding Series A Preferred Stock, as adjusted by the Cash Amount. The assets and liabilities of the CO2 Business constituted and were previously reported under the Company’s former NP segment, and, following the Company’s determination that the closing of the Exchange was probable, were recorded at their fair values, less the cost to sell, and were classified as held for sale as of June 30, 2016 in the accompanying consolidated balance sheet. Similarly, the results of operations of the CO2 Business have been reclassified to discontinued operations in the accompanying condensed consolidated statements of operations for all periods presented.

In addition, as discussed in detail in Note 4, on August 11, 2016, pursuant to the Weald Agreements, the Company completed the disposal of its interests in four licenses in the UK and the settlement of all legal claims related to its dispute with Celtique. The assets and liabilities related to the Weald Agreements were previously reported under the Company’s MPUK segment, and were recorded at their fair values, less the cost to sell, and were classified as held for sale as of June 30, 2016 in the accompanying consolidated balance sheet. Similarly, the results of operations related to these licenses have been reclassified to discontinued operations in the accompanying condensed consolidated statements of operations for all periods presented.

Following is a reconciliation of the major classes of line items constituting the pretax income (loss) from discontinued operations to the after-tax income (loss) from discontinued operations in the condensed consolidated statements of operations:

	THREE MONTHS ENDED September 30,
	2016			2015
	CO2 Business	Weald Basin	Total	CO2 Business	Weald Basin	Total
	(In thousands)
Revenue	$143	$—	$143	$649	$—	$649

Operating, exploration and general and administrative expenses	45	—	45	1,329	99	1,428
Depletion, depreciation, amortization and accretion	—	—	—	179	—	179
Interest expense and other disposal costs	301	—	301	65	—	65

Total expenses	346	—	346	1,573	99	1,672

Non-controlling interest	(36)	—	(36)	12	—	12

Loss from discontinued operations before tax	(239)	—	(239)	(912)	(99)	(1,011)
Gain on disposal of discontinued operations before tax	—	1,069	1,069	—	—	—

Income tax expense (benefit)	—	—	—	—	—	—

Net income (loss) from discontinued operations, net of tax	$(239)	$1,069	$830	$(912)	$(99)	$(1,011)

As of June 30, 2016, the Company recorded estimated transaction costs related to the Exchange of $690 thousand in loss from discontinued operations. Cumulative transaction costs related to the Exchange incurred through September 30, 2016 were $968 thousand. The additional transaction costs of $278 thousand are included in loss from discontinued operations for the three months ended September 30, 2016. Included in assets held for sale at June 30, 2016 were cash balances related to the CO2 Business of $141 thousand. At the closing of the transactions contemplated by the Exchange Agreement, as a result of the settlement of the Cash Amount, the Company retained the cash of the CO2 Business and transferred to the CO2 Business a cash collateral account of $150 thousand securing certain surety bonds of Poplar.

Following is a reconciliation of the major classes of assets and liabilities of the disposal groups sold during the three months ended September 30, 2016, their carrying values at June 30, 2016, which represented the lesser of historical cost or fair value less costs to sell, and the calculation of the contribution to equity and gain on their disposal recorded during the three months ended September 30, 2016:

	September 30, 2016			June 30, 2016
	CO2 Business	Weald Basin	Total	CO2 Business	Weald Basin	Total
	(In thousands)
Assets sold:
Cash	$—	$—	$—	$141	$—	$141
Accounts receivable	198	—	198	249	—	249
Inventories	242	295	537	232	301	533
Other classes of current assets that are not major	38	—	38	34	—	34
Property and equipment, net	24,294	795	25,089	23,941	812	24,753
Other classes of assets that are not major	204	—	204	332	—	332

Total assets of the disposal groups	$24,976	$1,090	$26,066	$24,929	$1,113	$26,042

Liabilities sold:
Accounts payable	$1,469	$648	$2,117	$1,594	$670	$2,264
Note payable	5,500	—	5,500	5,500	—	5,500
Asset retirement obligations	2,818	—	2,818	2,818	—	2,818
Other classes of liabilities that are not major	55	—	55	56	—	56

Total liabilities of the disposal groups	$9,842	$648	$10,490	$9,968	$670	$10,638

Consideration:
Series A Preferred Stock exchanged	$23,501	$—
Secured promissory note forgiven	625	—
Cash received	900	586
Stock of UKOG received	—	925

Total consideration	$25,026	$1,511

Contribution to equity from preferred stockholder	$9,892

Gain on disposal of discontinued operations, net of tax		$1,069

Contingent Production Payments

The Company has retained potential future contingent production payments related to its September 2011 acquisition of NP. The contingent production payments are payable, up to a total of $5.0 million, if certain increased average daily production rates are achieved at the Poplar field. Based upon the latest reserves estimates available to the Company, the contingent production payments are unlikely to be paid, and therefore, are not recorded in the accompanying condensed consolidated financial statements. In addition, on September 30, 2016, the Company entered into an agreement with the beneficiaries of these contingent production payments to dispose of its obligations related to them. See Note 17 — Commitments and Contingencies for further information.

Note 6 — Sale of Amadeus Basin Assets

On March 31, 2014 (the “Central Closing Date”), pursuant to the Share Sale and Purchase Deed dated February 17, 2014 (the “Sale Deed”), the Company sold its Amadeus Basin assets, the Palm Valley and Dingo gas fields (“Palm Valley” and “Dingo,” respectively), to Central through the sale of the Company’s wholly owned subsidiary, Magellan Petroleum (N.T.) Pty. Ltd (“MPNT”), to Central’s wholly owned subsidiary, Central Petroleum PV Pty. Ltd (“Central PV”). In exchange for the assets, Central paid to Magellan (i) A$20 million, (ii) customary purchase price adjustments amounting to A$800 thousand; and (iii) 39.5 million newly issued shares of Central stock (ASX: CTP), equivalent to an ownership interest in Central of approximately 11%.

The Sale Deed also provides that the Company is entitled to receive 25% of the revenues generated at the Palm Valley gas field from gas sales when the volume-weighted gas price realized at Palm Valley exceeds A$5.00/Gigajoule and A$6.00/Gigajoule for the first 10 years following the Central Closing Date and for the following five years, respectively, with such prices to be escalated in accordance with the Australian consumer price index. Between the third and fifth anniversaries of the Central Closing Date, inclusive, the Company may seek from Central a one-time payment (the “Bonus Discharge Amount”) corresponding to the present value, assuming an annual discount rate of 10%, of any expected remaining bonus payments in exchange for forgoing future bonus payments. If the Company receives the Bonus Discharge Amount, bonus payments and the Bonus Discharge Amount together may not exceed A$7 million.

The Company also retained its rights to receive any and all bonuses (the “Mereenie Bonus”) payable by Santos Ltd (“Santos”) and contingent upon production at the Mereenie oil and gas field achieving certain threshold levels. The Mereenie Bonus was established in fiscal year 2011 pursuant to the terms of the asset swap agreement between the Company and Santos for the sale of the Company’s interest in Mereenie to Santos and the Company’s purchase of the interests of Santos in the Palm Valley and Dingo gas fields. The Company has historically not recognized a contingent asset related to the Bonus Discharge Amount or Mereenie Bonus, as such amounts are not reasonably assured.

On May 18, 2016, pursuant to a sale and purchase deed and deed of consent, with appropriate consent from Santos, the Company sold its rights in the Mereenie Bonus for A$3.5 million, which translated to $2.5 million on that date. Since no asset had previously been recorded related to the Mereenie Bonus, the Company recorded the entire sales price as a gain for the year ended June 30, 2016. The Company’s ability to repatriate the proceeds from the sale of the Mereenie Bonus to the US was constrained by the terms of the Pledge Agreement the Company entered into in conjunction with the Note with One Stone, until closing of the Exchange on August 1, 2016.

Note 7 — Securities Available-for-Sale

The following table presents the amortized cost, gross unrealized gains, gross unrealized losses, and fair market value of available-for-sale equity securities:

	September 30, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Equity securities	$1,810	$279	$(191)	$1,898

	June 30, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Equity securities	$885	$—	$(284)	$601

On August 11, 2016, pursuant to the terms of the Weald Agreements and upon closing of the transactions contemplated thereby, the Company received approximately 50.9 million shares of UKOG common stock (AIM:UKOG) as partial consideration pursuant to the Weald ATA. The Company considers the shares of UKOG to be available-for-sale, and therefore records temporary fluctuations in the value of such shares in other comprehensive income (loss). Pursuant to the Weald ATA, the Company’s shares in UKOG are subject to a six-month lock-up period on transfer, and the Company therefore may not sell its shares until February 10, 2017.

On April 15, 2016, pursuant to the Exchange Agreement, Magellan and One Stone entered into a Secured Promissory Note pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand and simultaneously entered into a Pledge Agreement pursuant to which Magellan pledged, assigned and granted to One Stone a security interest in Magellan’s interests in MPA, which in turn holds the Company’s shareholdings of Central common stock, as collateral for the Note. Upon the closing of the Exchange on August 1, 2016, the Loan Amount was deemed paid in full and the Pledge Agreement was terminated, which restored the ability of the Company to sell its shares of Central common stock.

As of June 30, 2015, the Company determined that unrealized losses related to its investment in Central were other-than-temporary, and recognized an impairment loss in the amount of $14.9 million for the year ended June 30, 2015, equal to the difference between the carrying value of its investment in Central and the market price of Central’s common stock on the Australian Securities Exchange at June 30, 2015, including applicable foreign currency translation. The Company continues to monitor its investments in available-for-sale securities for indicators of other than temporary impairment. As of September 30, 2016, the Company determined that no such impairment had occurred.

Note 8 — Notes Payable

Insurance Premium Notes

Between January 2016 and September 2016, the Company entered into three separate insurance premium financing agreements (the “Premium Notes”) to finance the insurance premiums related to the annual renewal of the Company’s insurance policies. The Premium Notes have an aggregate original principal amount of $262 thousand, bear interest ranging between 6.25% and 7.75%, and have amortization terms ranging from eight to ten months. The aggregate principal and interest payments due monthly under the Premium Notes range between $27 thousand and $2 thousand, and are payable between October 2016 and May 2017.

Secured Promissory Note

Pursuant to the Exchange Agreement, on April 15, 2016, Magellan and One Stone i) entered into a Secured Promissory Note (the “Note”) pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand (the “Loan Amount”) and ii) simultaneously entered into a Pledge Agreement pursuant to which Magellan pledged, assigned and granted to One Stone a security interest in the Company’s interests in MPA, as collateral for the loan. Magellan was required to use the borrowed amounts to satisfy transaction costs and pay certain outstanding accounts payable primarily related to the CO2 Business, to maintain its ongoing operations between signing of the Exchange Agreement and closing. The Note did not bear interest up until closing of the Exchange and was expected to be forgiven upon closing of the Exchange, and if the Exchange had not closed, would have become due and payable on August 1, 2016, or, in the case of a breach of the Exchange Agreement by One Stone, on August 1, 2017, and would have borne interest from the date of termination of the Exchange Agreement at a rate of the prime rate of interest plus 1% (amounting to approximately 4.5% at August 1, 2016). The Note is included in Notes Payable as of June 30, 2016in the accompanying consolidated balance sheet. Upon the closing of the Exchange on August 1, 2016, the Loan Amount was deemed paid in full and no further amounts under the Note were owed by the Company.

Note 9 — Fair Value Measurements

The Company follows authoritative guidance related to fair value measurement and disclosure, which establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement using market participant assumptions at the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1: Quoted prices in active markets for identical assets.

•	Level 2: Significant other observable inputs – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3: Significant inputs to the valuation model that are unobservable inputs.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and the consideration of factors specific to the asset or liability. The Company’s policy is to recognize transfers in or out of a fair value hierarchy as of the end of the reporting period for which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed above for all periods presented. During the three months ended September 30, 2016, and 2015, there were no transfers in or out of Level 1, Level 2, or Level 3, except for the sale and acquisition of securities-available-for-sale, which securities are measured using Level 1 inputs consistently as discussed further below.

Assets and liabilities measured on a recurring basis

The Company’s financial instruments exposed to concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The carrying values for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and current portion of notes payable reflect these items’ cost, which approximates fair value based on the timing of the anticipated cash flows and current market conditions.

Items required to be measured at fair value on a recurring basis by the Company include securities available-for-sale and contingent consideration payable (as discussed further below). Within the valuation hierarchy, the Company measures the fair value of securities available-for-sale using Level 1 inputs, and the fair value of contingent consideration payable using Level 3 inputs. As of September 30, 2016, and June 30, 2016, the fair value of securities available-for-sale was $1.9 million and $601 thousand, respectively. As of both September 30, 2016, and June 30, 2016, the fair value of contingent consideration payable was $0. The following table presents items required to be measured at fair value on a recurring basis as of the periods presented:

	September 30, 2016
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets:
Securities available-for-sale	$1,898	$—	$—	$1,898

Liabilities:
Contingent consideration payable (1)	$—	$—	$—	$—

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets:
Securities available-for-sale	$601	$—	$—	$601

Liabilities:
Contingent consideration payable (1)	$—	$—	$—	$—

(1)	See Note 17 — Commitments and Contingencies below for additional information about this item.

The contingent consideration payable as discussed in Note 17 — Commitments and Contingencies- Contingent production payments is a potential standalone liability that is measured at fair value on a recurring basis for which there is no available quoted market price, principal market, or market participants. The inputs for this instrument are unobservable and therefore classified as Level 3 inputs. The calculation of this liability is a significant management estimate and uses drilling and production projections based in part on the Company’s reserve report for NP to estimate future production bonus payments and a discount rate that is reflective of the Company’s credit adjusted borrowing rate. The Company has retained future contingent production payments related to its September 2011 acquisition of NP following the closing of the Exchange with One Stone and has entered into an agreement with the beneficiaries to dispose of them upon closing of the Merger.

Inputs are reviewed by management on an annual basis or more frequently as deemed appropriate, and the potential liability is estimated by converting estimated future production bonus payments to a single net present value using a discounted cash flow model. Payments of future production bonuses are sensitive to the Poplar field’s 60 days rolling gross production average. The contingent consideration payable would increase with significant production increases and/or a reduction in the discount rate.

The Company has previously recorded a liability and resulting accretion expense for the estimated fair value of the contingent consideration payable. Based upon the latest reserves estimates available to the Company, the contingent consideration payable is unlikely to be paid, and therefore, it is not recorded in the accompanying condensed consolidated financial statements.

Adjustments to the fair value of the contingent consideration payable are recorded in the unaudited condensed consolidated statements of operations under other (expense) income.

Assets and liabilities measured on a nonrecurring basis

Effective March 31, 2016, in connection with the Exchange Agreement and related classification of the assets and liabilities of the CO2 Business to held for sale, the Company reviewed the recoverability of the carrying values of its assets and liabilities to be transferred to One Stone in the Exchange, and as a result of this review recorded an impairment of $11.3 million to adjust the carrying values of the exchanged assets and liabilities to their estimated fair values at March 31, 2016. The inputs used to determine such fair values were based in part on a fairness opinion provided by a third party in connection with the Exchange and in part on internally developed cash flow models and are classified within Level 3 in the hierarchy. The impairment recorded consisted of an amount identifiable to proved oil and gas properties of $7.8 million, an amount identifiable to accounts receivable of $100 thousand, and the remainder to wells in progress of $3.4 million. As of August 1, 2016, prior to disposition of these assets and liabilities in connection with closing the transactions contemplated by the Exchange Agreement, their adjusted carrying values representing their carrying values less costs to sell continued to approximately equal their fair values less costs to sell as determined at March 31, 2016.

The Company, in connection with the reclassification of the Weald Basin exploration licenses as held for sale, also reviewed the recoverability of those assets at June 30, 2016, and determined that since the purchase price per the Weald ATA and IoW ATA was greater than the carrying values of the assets, the assets and liabilities were properly recorded at the lower of their fair values, less the cost to sell at June 30, 2016. As of August 11, 2016, prior to disposition of these assets in connection with closing of the transactions contemplated by the Weald Agreements, their adjusted carrying values representing their carrying values less costs to sell continued to approximately equal their fair values less costs to sell as determined at June 30, 2016.

The Company also utilizes fair value to perform an impairment test on its oil and gas properties and goodwill annually, or whenever events and circumstances indicate that a decline in the recoverability of their carrying values may have occurred. Fair value is estimated using expected discounted future cash flows from oil and gas properties. The inputs used to determine such fair value are primarily based upon internally developed cash flow models and are also classified within Level 3. For the three months ended September 30, 2016, the Company determined that no impairment to its remaining oil and gas properties and goodwill was necessary.

Note 10 — Income Taxes

The Company has estimated the applicable effective tax rate expected for the full fiscal year. The Company’s effective tax rate used to estimate income taxes on a current year-to-date basis for each of the three-month periods ended September 30, 2016, and 2015, was 0%. Deferred tax assets (“DTAs”) are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and foreign tax credit carry forwards.

We review our DTAs and valuation allowance on a quarterly basis. As part of our review, we consider positive and negative evidence, including cumulative results in recent years. Consistent with the position at June 30, 2016, the Company maintains a full valuation allowance recorded against all DTAs. The Company therefore had no recorded DTAs as of September 30, 2016. We anticipate that we will continue to record a valuation allowance against our DTAs in all jurisdictions of the Company until such time as we are able to determine that it is “more-likely-than-not” that those DTAs will be realized.

The Company has reported losses on discontinued operations for the three-month periods ended September 30, 2016, and 2015, and because there is a full valuation allowance applied against the DTAs, the Company has not recorded any income tax benefit on discontinued operations in the condensed consolidated financial statements.

As a result of the closing of the Exchange, during the three months ended September 30, 2016, the Company may have had an ownership change as defined by Internal Revenue Code Section 382. The Company has not yet concluded its analysis to determine whether a Section 382 ownership change has occurred; however, there should be no financial statement impact if there is a Section 382 ownership change, since the Company has a full valuation allowance against the DTAs and has not utilized any net operating losses as of September 30, 2016.

During the fiscal year ended June 30, 2015, the Company made a determination that it was no longer permanently invested in its foreign subsidiaries. As of September 30, 2016, the Company has an overall deferred tax asset net of a deferred tax liability related to the basis difference in its foreign subsidiaries. A valuation allowance reduces DTAs to the estimated realizable value, which is the amount of DTAs management believes is “more-likely-than-not” to be realized in future periods.

The Company does not expect to pay any federal or state income taxes for the fiscal year ending June 30, 2017.

Note 11 — Stock-Based Compensation

The 2012 Stock Incentive Plan

On January 16, 2013, the Company’s stockholders approved the Magellan Petroleum Corporation 2012 Omnibus Incentive Compensation Plan (the “2012 Stock Incentive Plan”). The 2012 Stock Incentive Plan replaced the Company’s 1998 Stock Incentive Plan (the “1998 Stock Plan”). The 2012 Stock Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock and/or restricted stock units, performance shares and/or performance units, incentive awards, cash awards, and other stock-based awards to selected employees, including officers, directors, and consultants of the Company (or subsidiaries of the Company). The stated maximum number of shares of the Company’s common stock authorized for awards under the 2012 Stock Incentive Plan is

625,000 shares plus the remaining number of shares under the 1998 Stock Plan immediately before the effective date of the 2012 Stock Incentive Plan, which was 36,054 as of January 15, 2013. The number of aggregate shares available for issuance will be reduced by one share for each share granted in the form of a stock option or stock appreciation right and two shares for each share granted in the form of any award that is not a stock option or stock appreciation right that is settled in stock. The maximum aggregate annual number of common shares or options that may be granted to one participant is 125,000, and the maximum annual number of performance shares, performance units, restricted stock, or restricted stock units that may be granted to any one participant is 62,500. The maximum term of the 2012 Stock Incentive Plan is ten years.

During the year ended June 30, 2016, 229,947 stock options previously granted under the 1998 Stock Plan expired without exercise. Pursuant to the terms of the 2012 Stock Incentive Plan, the unissued shares underlying these unexercised options were added to the shares available for issuance under the 2012 Stock Incentive Plan.

In October 2014, the Company repurchased 189,062 options from a former executive, which options were previously granted under the Company’s 1998 Stock Plan. Pursuant to the terms of the 2012 Stock Incentive Plan, the unissued shares underlying these unexercised options were added to the shares available for issuance under the 2012 Stock Incentive Plan.

As of September 30, 2016, there were 67,471 shares available for issuance under the 2012 Stock Incentive Plan.

Stock Option Grants

Under the 2012 Stock Incentive Plan, stock option grants may contain vesting provisions such that options are TBOs, PBOs, or MBOs. During each of the three months ended September 30, 2016, and September 30, 2015, the Company granted no stock options.

Exercises

During each of the three months ended September 30, 2016, and September 30, 2015, no stock options were exercised.

Forfeitures / Cancellations

During the three months ended September 30, 2016, no stock options were forfeited or canceled. During the three months ended September 30, 2015, 6,250 stock options were forfeited or canceled.

Expirations

During the three months ended September 30, 2016, no stock options expired without exercise. During the prior year period, 33,333 stock options expired without exercise.

As of September 30, 2016, there were no MBOs and PBOs that had not vested. During the three months ended September 30, 2016, no options were issued outside of the 2012 Stock Incentive Plan. Stock options outstanding have expiration dates ranging from October 31, 2016, to January 12, 2025.

The following table summarizes the stock option activity for the three months ended September 30, 2016:

	Number of Shares	WAEPS (1)
Fiscal year opening balance	726,973	$11.32
Granted	—	$0.00
Exercised	—	$0.00
Forfeited/canceled	—	$0.00
Expired	—	$0.00

Balance at September 30, 2016	726,973	$11.32

Weighted average remaining contractual term	3.57 years

(1)	Weighted average exercise price per share.

Stock Compensation Expense

The Company recorded $590 thousand and $108 thousand of related stock compensation expense for the three months ended September 30, 2016 and 2015, respectively. Stock compensation expense is included in general and administrative expense in the unaudited condensed consolidated statements of operations. The $590 thousand of stock compensation expense for the three months ended September 30, 2016 consisted of expense amortization related to prior period awards of $380 thousand, including acceleration of expense related to the trigger of accelerated vesting provisions of certain awards and related release of forfeitures in connection with closing of the Exchange Agreement, and expense related to directors’ stock awards as described below. As of September 30, 2016, and 2015, the unrecorded expected future compensation expense related to stock option awards was $33 thousand and $796 thousand, respectively.

Stock Awards

The Company’s director compensation policy is designed to provide the Company’s non-employee directors with a portion of their annual base Board service compensation in the form of equity with a value equal to $35 thousand, with the determination of the exact number of shares to be made on July 1, or on the date of the subsequent annual stockholders’ meeting (the “Stock Award”). In either case, the number of shares to be awarded is determined using the fair value of the shares as of July 1. In addition, there is an annual cash award alternative to the annual Stock Award whereby a non-employee director may elect to receive $35 thousand in cash to exercise previously awarded options to acquire common stock, the exercise price of which is at least equal in value to the common stock eligible for receipt by the director pursuant to the Stock Award (with the difference in value of the options and $35 thousand to be paid in cash, referred to as the Make-Up Payment). On July 3, 2015, the Special Committee determined that the directors’ annual stock award would be deferred and revisited after the strategic alternatives review process had advanced further and liquidity issues have been addressed. As of September 30, 2015, the Company had not made the Stock Award payment that is to be determined as of July 1, but had accrued a total of $175 thousand, representing the $35 thousand equity value of the Stock Award to each non-employee director.

On August 1, 2016, in connection with the closing of the transactions contemplated by the Exchange Agreement with One Stone, Messrs. Israel and Gluzman, One Stone’s representatives on the Company’s Board of Directors, i) agreed to forgo the amount of director compensation, in cash and stock, owed to them and outstanding as of the closing date, which was estimated at approximately $174 thousand in the aggregate and ii) ceased serving as members of the Board effective as of August 1, 2016.

On August 2, 2016, pursuant to the Company’s director compensation policy and the 2012 Omnibus Incentive Compensation Plan, a total of 119,505 shares of common stock were issued to the Company’s non-employee directors, which represented the amount of stock compensation owed and outstanding to the remaining three directors of the Company, which were due to be issued on July 1, 2015 and 2016, and the Company recorded stock-based compensation expense related to these awards in the amount of $210 thousand. On September 6, 2016, the Company paid cash compensation owed and outstanding to the remaining three directors of the Company in the amount of $201 thousand.

On August 2, 2016, the Company’s board of directors approved additional compensation for Messrs. MacMillan, Pettirossi, and West in consideration of i) their service as members of the Special Committee since its formation on June 5, 2015, which service had not been remunerated, and ii) the non-payment by the Company of their compensation as directors of the Company since July 2015, and agreed that this compensation would remain wholly contingent upon closing the transactions contemplated by the Merger Agreement and would amount to the issuance of 100,000 shares of the Company’s common stock and the payment of $150 thousand in cash, each in the aggregate.

On October 12, 2015, as further discussed in Note 19 — Employee Retention and Severance Costs, the Company granted 62,500 shares of restricted stock, a potential cash award based on the market value of the Company’s common stock, and a phantom stock award based on the value of 62,500 notional shares, payable in cash, to Antoine J. Lafargue, all subject to doubling in certain circumstances under an override bonus agreement, payable in cash, and all vesting upon completion of a qualifying transaction. No stock-based compensation expense related to these grants has been recorded in the accompanying condensed consolidated statement of operations, as the Company does not consider the future events to meet the definition of “probable” due to the nature of the events being contingent upon third parties outside of the Company’s control.

Note 12 — Preferred Stock

Cancellation of Preferred Stock

Following closing of the transactions contemplated by the Exchange Agreement with One Stone, on August 1, 2016, the Company, having reacquired all of its outstanding shares of Series A Preferred Stock, filed a Certificate of Elimination with the Delaware Secretary of State to remove the Certificate of Designations relating to the preferred stock from the Company’s Certificate of Incorporation, thereby eliminating the Company’s preferred stock.

One Stone Exchange

On March 31, 2016, Magellan and One Stone entered into the Exchange Agreement, as described further in Note 3 — One Stone Exchange. As a result of the execution of and conditions to the Exchange Agreement, the Company analyzed the redemption features of its Series A Preferred Stock and determined that as part of the Exchange, redemption of the Series A Preferred Stock in the near term was probable.

The Company reviewed the recoverability of the carrying values of its assets and liabilities to be transferred to One Stone in the Exchange, and as a result of this review recorded an impairment of

$11.3 million in discontinued operations for the year ended June 30, 2016, in order to adjust the carrying values of the exchanged assets and liabilities to their estimated fair values. The Company then determined that the resultant fair value of the net assets expected to be transferred to redeem the Series A Preferred Stock in the Exchange was less than the carrying value of the Series A Preferred Stock. The Company accordingly adjusted the carrying amount of the Series A Preferred Stock to its original issue value of $23.5 million, reflecting a reduction in value for the year ended June 30, 2016, up to the amount of previously recorded increases in value for accumulated dividends paid-in-kind, such dividends totaling $4.2 million in the aggregate at June 30, 2016. For the period from July 1, 2016 through closing of the transactions contemplated by the Exchange Agreement on August 1, 2016, the Company again recorded a reduction in value in the carrying amount of the Series A Preferred Stock for recorded increases during that same period for accumulated dividends paid in kind of $162 thousand.

On August 1, 2016, the transactions contemplated by the Exchange Agreement closed, resulting in the transfer of the CO2 Business to One Stone in exchange for the redemption of the Company’s Series A Preferred Stock. The excess of the carrying value of the Series A Preferred Stock plus the cash received and loan forgiven in the Exchange over the fair value of the assets and liabilities of the CO2 Business transferred amounted to $9.9 million and was recorded as a contribution to capital in excess of par value from the preferred stockholder.

Series A Convertible Preferred Stock Financing

On May 10, 2013, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) with One Stone. Pursuant to the terms of the Series A Purchase Agreement, on May 17, 2013, the Company issued to One Stone 19,239,734 shares of Series A Preferred Stock, par value $0.01 per share, at a purchase price of approximately $1.22149381 per share (the “Purchase Price”), for aggregate proceeds of approximately $23.5 million. Subject to certain conditions, the shares of Series A Preferred Stock and any related unpaid accumulated dividends were convertible into shares of the Company’s common stock, par value $0.01 per share, using a face amount per share of the Series A Preferred Stock based on the Purchase Price, and dividing by a conversion price of $9.77586545 per share, which conversion price has been adjusted to reflect the one share-for-eight shares reverse split of the Company’s common stock effective July 10, 2015. Please refer to Note 12 — Preferred Stock of the Notes to the Consolidated Financial Statements of Magellan as of and for the fiscal years ended June 30, 2016 and 2015 included herein for further information regarding key terms and registration rights that were applicable to the Company’s Series A Preferred Stock.

Preferred Stock Dividends

For the period from July 1, 2016 through closing of the transactions contemplated by the Exchange Agreement on August 1, 2016, the Company recorded preferred stock dividends of $162 thousand related to the Series A Preferred Stock, which dividends were payable in kind to One Stone. Accordingly, the value of these dividends of $162 thousand was recorded and added to the preferred stock balance on the Company’s balance sheet at August 1, 2016, prior to the adjustment to redemption value as a result of the One Stone Exchange and the redemption discussed above. For the three months ended September 30, 2015, the Company recorded preferred stock dividends of $452 thousand related to the Series A Preferred Stock. The preferred stock dividends for the three months ended September 30, 2015, were also paid in kind.

The activity related to the Series A Preferred Stock for the three months ended September 30, 2016, and the fiscal year ended June 30, 2016, is as follows:

	THREE MONTHS ENDED September 30, 2016		FISCAL YEAR ENDED June 30, 2016
	Number of shares	Amount	Number of shares	Amount
	(In thousands, except share amounts)
Fiscal year opening balance	22,683,428	$23,501	21,162,697	$25,850
PIK dividend shares issued	132,320	162	1,520,731	1,858
Adjustment to redemption value	—	(162)	—	(4,207)
Redemption	(22,815,748)	(23,501)	—	—

Balance at end of period	—	$—	22,683,428	$23,501

Note 13 — Stockholders’ Equity

Reverse Stock Split

On July 10, 2015, pursuant to the Company’s definitive proxy statement filed on June 8, 2015, the Company held a special meeting of stockholders to approve an amendment to its Restated Certificate of Incorporation to effect a reverse stock split of its common stock at a ratio to be determined by the Board of Directors within a specific range set forth in the proxy statement, without reducing the number of authorized shares. The Company’s shareholders approved the proposed amendment to the Restated Certificate of Incorporation, and the Board of Directors selected a reverse split ratio of one-for-eight (1:8). As a result of the reverse stock split, as of the close of business on July 10, 2015, each eight shares of common stock were converted into one share of common stock with any fractional shares being settled in cash. Immediately preceding the reverse stock split, there were 55,313,647 shares of common stock issued, including 9,675,114 treasury shares. The number of shares of Series A Preferred Stock did not change as a result of the split; however, following the reverse stock split, the conversion price was adjusted to reflect the split from $1.22149381 to $9.77586545.

After the reverse stock split, there were 6,911,921 shares of common stock issued, including 1,209,389 treasury shares. All share and per share amounts relating to the common stock, stock options to purchase common stock, including the respective exercise prices of each such option, and the conversion ratio of the Series A Preferred Stock included in the financial statements and footnotes have been adjusted to reflect the reduced number of shares resulting from the reverse stock split. Market conditions tied to stock price targets contained within MBOs were similarly adjusted. The par value and the number of authorized, but unissued, shares remain unchanged following the reverse stock split.

Treasury Stock

On July 1, 2016, upon the vesting of 12,500 shares of restricted stock previously granted to executives of the Company and pursuant to the tax withholding provisions of the Company’s restricted stock award agreements, the Company withheld on a cashless basis 2,529 shares to settle withholding taxes, The withheld shares were immediately canceled.

On December 31, 2015, upon the vesting of 7,500 shares of restricted stock previously granted to executives of the Company and pursuant to the tax withholding provisions of the Company’s restricted stock award agreements, the Company withheld on a cashless basis 2,398 shares to settle withholding taxes. The withheld shares were immediately canceled.

On July 10, 2015, to effect the one share-for-eight shares reverse split of the Company’s common stock, the Company paid cash in lieu of issuance of fractional shares totaling 2,284 post-split shares. The shares underlying the payment of cash in lieu were immediately canceled.

On July 1, 2015, upon the vesting of 12,500 shares of restricted stock previously granted to executives of the Company and pursuant to the tax withholding provisions of the Company’s restricted stock award agreements, the Company withheld on a cashless basis 2,822 shares to settle withholding taxes. The withheld shares were immediately canceled.

All repurchased shares of common stock currently being held in treasury are being held at cost, including any direct costs of repurchase. The following table summarizes the Company’s treasury stock activity as follows:

	THREE MONTHS ENDED September 30, 2016		FISCAL YEAR ENDED June 30, 2016
	Number of shares	Amount	Number of shares	Amount
	(In thousands, except share amounts)
Fiscal year opening balance	1,209,389	$9,806	1,209,389	$9,806
Net shares repurchased for employee tax and option exercise price obligations related to the vesting of restricted stock and the exercise of employee stock options	2,529	3	5,220	11
Net shares repurchased to eliminate fractional shares in July 10, 2015 one share-for-eight shares reverse stock split	—	—	2,284	6
Cancellation of shares repurchased	(2,529)	(3)	(7,504)	(17)

Balance at end of period	1,209,389	$9,806	1,209,389	$9,806

Note 14 — Earnings (Loss) Per Common Share

The following table summarizes the computation of basic and diluted earnings (loss) per share:

	THREE MONTHS ENDED September 30,
	2016	2015
	(In thousands, except share and per share amounts)
Loss from continuing operations, net of tax	$(2,195)	$(2,040)
Preferred stock dividend	(162)	(452)
Adjustment of preferred stock to redemption value (Note 12)	162	—

Net loss from continuing operations, including preferred stock dividends and gain on redemption of preferred stock	(2,195)	(2,492)
Net income (loss) from discontinued operations	830	(1,011)

Net loss attributable to common stockholders	$(1,365)	$(3,503)

Basic weighted average shares outstanding	5,836,744	5,702,780
Add: dilutive effects of convertible preferred stock	—	—

Diluted weighted average common shares outstanding	5,836,744	5,702,780

Basic and diluted earnings (loss) per common share:
Net loss from continuing operations, including preferred stock dividends and adjustment to redemption value of preferred stock	$(0.38)	$(0.44)
Net income (loss) from discontinued operations	$0.14	$(0.18)
Net loss attributable to common stockholders	$(0.23)	$(0.61)

There is no dilutive effect on earnings (loss) per share in periods with net losses from continuing operations. Stock options and shares of common stock issuable upon the conversion of the Series A Preferred Stock were not considered in the calculations of diluted weighted average common shares outstanding, as they would be anti-dilutive. Potentially dilutive securities excluded from the calculation of diluted shares outstanding are as follows:

	THREE MONTHS ENDED September 30,
	2016	2015
In-the-money stock options	—	—
Common shares issuable upon conversion of Series A Preferred Stock	2,834,293	2,690,553

Total	2,834,293	2,690,553

Note 15 — Segment Information

The Company conducts its operations through two wholly owned subsidiaries corresponding to the geographical areas in which the Company operates: MPUK, which includes the Company’s continuing operations in the UK; and MPA, which includes the Company’s operations in Australia. Oversight for these subsidiaries is provided by Corporate, which is treated as a cost center. The following table presents segment information for the Company’s two reportable segments:

	THREE MONTHS ENDED
	September 30,
	2016	2015
	(In thousands)
Net (loss) income:
MPA	$(90)	$(335)
MPUK	$(185)	$1
Corporate	(1,920)	(1,710)
Inter-segment elimination	—	4

Consolidated net loss from continuing operations	$(2,195)	$(2,040)

	September 30, 2016	June 30, 2016
	(In thousands)
Total assets:
MPA	$1,069	$1,194
MPUK	$2,345	1,234
Corporate	59,762	61,315
Inter-segment elimination (1)	(57,339)	(58,235)

Total assets of continuing operations	$5,837	$5,508

(1)	Asset inter-segment eliminations are primarily attributable to investments in subsidiaries.

Note 16 — Oil and Gas Activities

The following table presents the capitalized costs under the successful efforts method for oil and gas properties as of:

	September 30, 2016	June 30, 2016
	(In thousands)
Unproved oil and gas properties:
United Kingdom	$31	$32

Total unproved oil and gas properties	$31	$32

Wells in progress:
United Kingdom	$335	$337

Total wells in progress	$335	$337

In connection with the closing of the transactions contemplated by the Exchange Agreement (Note 3), on August 1, 2016, the Company’s oil and gas activities in the United States were disposed, and the related capitalized costs were classified as assets held for sale as of June 30, 2016, and therefore have been excluded from the above amounts. Similarly, in connection with the closing of the transactions contemplated by the Weald Agreements (Note 4) on August 11, 2016, the Company’s oil and gas activities in the UK related to the subject assets of the Weald Agreements were disposed of, and the related capitalized costs were classified as assets held for sale as of June 30, 2016, and therefore have been excluded from the above amounts.

Note 17 — Commitments and Contingencies

Refer to Note 16 — Commitments and Contingencies of the Notes to the Consolidated Financial Statements of Magellan as of and for the fiscal years ended June 30, 2016 and 2015 included herein for information on all commitments.

Contingent production payments

In September 2011, the Company entered into a Purchase and Sale Agreement (the “Nautilus PSA”) among the Company and the non-controlling interest owners of NP for the Company’s acquisition of the sellers’ interests in NP. The Nautilus PSA provides for potential future contingent production payments, payable in cash by the Company to the sellers, of up to a total of $5.0 million if certain increased average daily production rates for the underlying properties are achieved. J. Thomas Wilson, a director and chief executive officer of the Company until August 5, 2016, has an approximately 52% interest in such contingent production payments.

Following the closing of the Exchange Agreement, these contingent production payments remained an obligation of Magellan. On September 30, 2016, the Company entered into a purchase and sale agreement (the “Nautilus Tech PSA”) with the beneficial owners of these contingent production payments. Pursuant to the Nautilus Tech PSA, the Company has agreed to issue to the beneficial owners an aggregate of 90,350 shares of the Company’s common stock in exchange for all rights of the beneficial owners to the contingent production payments. The shares issuable under the Nautilus Tech PSA are to be issued, and the contingent production payment right terminated, promptly following, and subject to, the completion of the Merger.

Sopak Collateral Agreement

On January 14, 2013, the Company entered into a Collateral Purchase Agreement (the “Collateral Agreement”) with Sopak AG, a Swiss subsidiary of Glencore International plc (“Sopak”), pursuant to which the Company agreed to purchase i) 1,158,080 shares of the Company’s common stock and ii) a warrant granting Sopak the right to purchase from the Company an additional 543,478 shares of common stock. The Collateral Agreement was subsequently amended on January 15, 2013, and completed on January 16, 2013. The Company has estimated that there is the potential for a statutory liability of approximately $1.8 million and $1.8 million as of September 30, 2016, and June 30, 2016, respectively, related to US federal tax withholdings and related penalties and interest related to the Collateral Agreement. As a result, we have recorded a total liability of $1.8 million and $1.8 million as of September 30, 2016, and June 30, 2016, respectively, under accrued and other liabilities in the unaudited condensed consolidated balance sheets included in this joint proxy statement/prospectus. The Company has a legally enforceable right to collect from Sopak any amounts owed to the IRS as a result of the Collateral Agreement. As a result, we have recorded a corresponding receivable of $1.8 million and $1.8 million as of September 30, 2016, and June 30, 2016, respectively, under prepaid and other assets in the unaudited condensed consolidated balance sheets.

Celtique Litigation

On June 10, 2016, MPUK reached a settlement with Celtique of its outstanding claims and counterclaims, whereby in connection with closing the transactions contemplated by the Weald ATA and the IoW ATA, Celtique would receive proceeds from the transfer of the Company’s interests in the Central Weald assets of £500 thousand, payable at closing in a combination of cash of £179 thousand and shares of stock of UKOG valued at £321 thousand at the time of the agreed settlement (the “Settlement Agreement”). On August 11, 2016, upon closing the transactions contemplated by the Weald ATA and IoW ATA, the claims were settled in accordance with the Settlement Agreement, and the Company has no further obligations to Celtique.

NT/P82 Seismic Survey

In June 2016, the Australian Commonwealth-Northern Territory Offshore Petroleum Joint Authority and the National Offshore Petroleum Titles Administrator approved a variation in MPA’s work program commitments under the NT/P82 permit in the Bonaparte Basin. The new work program commitment extended the term of the commitment to complete seismic to November 12, 2017, the cost of which commitment is estimated at AUD A$9 million.

Engagement of RFC Ambrian as financial advisor for farmout of NT/P82

In July 2015, the Company engaged RFC Ambrian as its financial advisor to run a formal bid process for the farm-out of its 100% operating interest in the NT/P82 permit in the Bonaparte basin, offshore Australia, to fund future exploration costs and potentially recover back-costs incurred. In accordance with the terms of the engagement, RFC Ambrian will be owed a success fee upon completion of a legally binding agreement ranging from A$250 thousand to 5% of the farm-out value of the agreement to the Company.

Petrie Engagement

In June 2015, the Special Committee engaged Petrie Partners, LLC (“Petrie”) to act as its financial advisor (the “Petrie Engagement”). Under the terms of the Petrie Engagement, as amended on March 14, 2016, and in relation to the Merger Agreement, the Company has agreed to pay Petrie a success fee. The remaining amount of the success fee is contingent upon the successful closing of the Merger and totals $500 thousand to be paid in stock of the Company, the number of which shares to be issued to Petrie being determined by the quotient of $500 thousand and the volume weighted average closing price of the Company’s common stock over the 10 trading days ending on the last trading day prior to the announcement of such corporate transaction. Upon closing of the Merger, Magellan expects to issue approximately 410 thousand shares of its common stock to Petrie as consideration for Petrie’s remaining success fee. The Petrie Engagement may be terminated by either party with five days’ written notice.

Poplar CO2-EOR Pilot Bonus

Mi3 Petroleum Engineering, LLC (“Mi3”) is a Golden, Colorado-based petroleum engineering firm that has provided advice to the Company with respect to its CO2-EOR activities (See Note 18 —Related Party Transactions). Pursuant to the terms of a master services contract, as amended on

November 4, 2015, Mi3 was entitled to a payment in the amount of $100 thousand, contingent upon the completion of a transaction resulting in the sale of the Poplar field to a third party, in addition to a fixed payment for certain services provided. Based upon the terms of the Exchange Agreement, which terms have been entered into between the Company and an affiliate of the Company rather than a third party, upon the closing of the Exchange, the contingent payment in the amount of $100 thousand was not due to Mi3.

NASDAQ Listing Requirements

On May 17, 2016, Magellan received a letter from the Listing Qualifications Department of the NASDAQ indicating that the Company’s stockholders’ equity as reported in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2016 did not meet the minimum $2.5 million required for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Stock Market Rule 5550(b)(1). On June 30, 2016, the Company submitted materials to NASDAQ describing a number of transactions that it believed would enable it to report stockholders’ equity of approximately $4.1 million on a pro forma basis, as of March 31, 2016, and that it was engaged in negotiations with a specific party to enter into a potential business combination transaction. On July 29, 2016, Magellan received a letter from the Listing Qualifications Department of NASDAQ indicating that it had determined to grant Magellan an extension until October 14, 2016 to regain compliance with Rule 5550(b). In the letter dated July 29, 2016, the Listing Qualifications Department indicated that any future business combination with a non-NASDAQ entity would likely be considered a “change of control” of Magellan, which would require the post-combination company to apply for initial listing on the NASDAQ Capital Market and meet all applicable initial listing criteria.

On October 18, 2016, Magellan received a letter from the Listing Qualifications Department of the NASDAQ indicating that based on the Form 10-K filed by Magellan for its fiscal year ended June 30, 2016, which included a pro forma consolidated balance sheet evidencing stockholders’ equity of $3.7 million, the Company had regained compliance with NASDAQ Stock Market Rule 5550(b)(1), and that if the Company fails to evidence compliance upon filing its next periodic report, it may be subject to delisting.

One Stone Exchange Agreement

The Exchange Agreement was subject to termination under certain circumstances, including in specified circumstances in connection with receipt of a Superior Proposal, as such term is defined in the Exchange Agreement. In connection with a termination of the Exchange Agreement in the event of a Superior Proposal, a breach by the Company of its non-solicitation obligation, or following a change by the Board of its recommendation to stockholders, the Company would have been required to pay to One Stone a termination fee of $750 thousand. Also, if the Exchange Agreement was terminated by either party as a result of the failure to obtain the requisite approval by Magellan stockholders, the Company would have been required to reimburse One Stone for all documented out-of-pocket fees and expenses incurred by One Stone in connection with the Exchange Agreement, subject to a maximum of $200 thousand in the aggregate. On August 1, 2016, the transactions contemplated by the Exchange Agreement closed and the termination fee and out-of-pocket reimbursements potentially payable by the Company were not due.

Secured Promissory Note and Pledge Agreement

On April 15, 2016, the Company and One Stone entered into a Secured Promissory Note and a Pledge Agreement pursuant to which One Stone made a loan to Magellan in the aggregate amount of

$625 thousand. On August 1, 2016, upon the closing of the Exchange, the Loan Amount was deemed paid in full and the Pledge Agreement was terminated, and no further amounts under the Note remain owed by the Company.

Tellurian Merger Agreement

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with receipt of a “Superior Proposal,” as such term is defined in the Merger Agreement. In connection with a termination of the Merger Agreement in the event of a Superior Proposal, a breach by Magellan of its non-solicitation obligation, or following a change by the Board of Directors of its recommendation to stockholders, Magellan will be required to pay to Tellurian a termination fee for any and all third-party transaction fees and expenses incurred by Tellurian with the drafting, negotiation, execution and delivery of the Merger Agreement and related documents (including fees and expenses for attorneys, accountants and other advisors), subject to a maximum of $1 million in the aggregate. A termination fee may also be payable in some circumstances in which an Alternative Proposal is made, the transaction fails to close and Magellan subsequently agrees to an Alternative Proposal. If the Merger Agreement is terminated by either party as a result of the failure to obtain the requisite approval by Tellurian stockholders, or by Magellan because Tellurian does not use commercially reasonable efforts to secure the approval for listing the Magellan shares of common stock to be issued in the Merger, then Tellurian will be required to pay to Magellan a reverse termination fee of $1 million. In addition, the Company’s ability to dispose of its remaining assets is subject to Tellurian’s consent, in accordance with the terms of the Merger Agreement.

Directors’ Compensation

On August 2, 2016, the Company’s board of directors approved additional compensation for Messrs. West, MacMillan, and Pettirossi in consideration of i) their service as members of the Special Committee since its formation on June 5, 2015, which service had not been remunerated, and ii) the non-payment by the Company of their compensation as directors of the Company since July 2015, and agreed that this compensation would remain wholly contingent upon closing the transactions contemplated by the Merger Agreement and would amount to the issuance of 100,000 shares of the Company’s common stock and the payment of $150 thousand in cash, each in the aggregate.

Note 18 — Related Party Transactions

Devizes International Consulting Limited CP Exploration.    A director of Celtique, with which the Company co-owned equally several licenses in the UK until their disposition upon closing the transactions contemplated by the Weald Agreements on August 11, 2016, is also the sole owner of Devizes International Consulting Limited (“Devizes”) and CP Exploration. Devizes and CP Exploration perform consulting services for MPUK. The Company recorded $21 thousand of consulting fees related to CP Exploration during the three months ended September 30, 2016, and $25 thousand of consulting fees related to Devizes during the three months ended September 30, 2015.

Mervyn Cowie.    Mervyn Cowie, a former employee of the Company’s MPA subsidiary, currently serves both as a director of MPA and its subsidiaries and as a consultant to MPA. Since December 1, 2014, the recurring monthly fee payable to Mr. Cowie for his consulting services amounts to A$5,400.

Mi3 Petroleum Engineering.    In connection with its purchase of an option to acquire CO2 from Farnham Dome, on August 14, 2014, the Company formed a subsidiary, Utah CO2. On December 1, 2014, two other non-controlling interest owners became members of Utah CO2, one of which is Mi4 Oil and Gas, LLC (“Mi4”), a Colorado limited liability company majority owned by Mi3. Mi3 has performed consulting work for both Utah CO2 and other Magellan entities. During the three months ended September 30, 2016, and 2015, the Company recorded $0 and $292 thousand of consolidated expense related to fees payable to Mi3. During the three months ended September 30, 2016, and 2015, $0 and $292 thousand, respectively, of the related expense was included in discontinued operations in the accompanying condensed consolidated statements of operations.

One Stone Exchange.    On March 31, 2016, the Company and its sole preferred stockholder entered into an Exchange Agreement providing for the exchange of 100% of the outstanding shares of Magellan Series A Preferred Stock for the assignment to the preferred stockholder of 100% of the Company’s interest in the CO2 Business, subject to certain conditions including Magellan stockholder approval. The transactions contemplated by the Exchange Agreement closed on August 1, 2016. Refer to Note 3 — One Stone Exchange for further information.

Note 19 — Employee Retention and Severance Costs

The Company is required to record charges for one-time employee severance benefits and other associated costs as incurred.

Incentive Agreements Executive Officer

On October 12, 2015, the Company entered into a series of incentive compensation agreements with Antoine J. Lafargue, as amended on July 13, 2016 (the “CFO Incentive Agreements”). The CFO Incentive Agreements include i) amendments to the provisions for severance payments available to Mr. Lafargue under his existing employment agreement dated October 31, 2014, to include provisions for the payment of up to two years’ salary as severance in the event that Mr. Lafargue’s employment with the Company is terminated under certain circumstances within a period ending ten months after the date on which a Qualifying Transaction (as generally defined below) occurs, capped at $600 thousand; ii) a restricted stock award agreement whereby a restricted stock grant was made to Mr. Lafargue on October 12, 2015 totaling 62,500 shares of common stock that are to vest immediately prior to the completion of a Qualifying Transaction; iii) a potential cash award pursuant to a transaction incentive agreement, which cash award is contingent upon the completion of a Qualifying Transaction and would range from $0 to $1 million based on the market value of the Company’s common stock reflected in the Qualifying Transaction, with the amount of cash award to be equal to $2,750 for each one cent of market value per share of the Company’s common stock reflected in the Qualifying Transaction above a minimum market value threshold of $1.60 per share, as adjusted for any applicable dividends; iv) a phantom stock award, also pursuant to the transaction incentive agreement, with payment contingent upon completion of a Qualifying Transaction and to be based on the value of 62,500 notional shares, payable in cash; and v) an override bonus agreement which provides for a potential cash bonus outside of the Company’s 2012 Omnibus Incentive Compensation Plan that would double the amounts payable under the awards available under ii, iii, and iv above, in certain circumstances.

For purposes of the CFO Incentive Agreements, a “Qualifying Transaction” shall mean either of the following occurring prior to December 31, 2017: i) any transaction or series of related transactions pursuant to which a person acquires at least 50% of the combined voting power of the then-outstanding voting securities of the Company, and ii) the stockholders of the Company approve a complete liquidation or dissolution of the Company, but only if such approval occurs coincident with or following the sale or other disposition of greater than 95%, as defined by gross market value on the October 12, 2015, of the gross assets of the Company.

No accrual has been made in the accompanying condensed consolidated financial statements for the CFO Incentive Agreements as amounts were contingent on the occurrence of future events and service. The Company does not consider the future events to meet the definition of “probable” due to the nature of the events being contingent upon third parties outside of the Company’s control.

Additionally, as a condition precedent to the closing of the Merger with Tellurian, Mr. Lafargue shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release (i) will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the Merger, providing for terms and conditions substantially similar to those set forth in the Tellurian disclosure schedule to the Merger Agreement and (ii) will not affect any right of Mr. Lafargue to indemnification and insurance as provided in the Merger Agreement. Such contractual or similar obligations include those provided by the CFO Incentive Agreements.

Employment Termination of Executive Officer

On and effective as of August 5, 2016, Mr. Wilson tendered his resignation as the Company’s President and CEO and as a member of the Company’s Board of Directors. In accordance with Mr. Wilson’s employment agreement dated as of October 14, 2014, as amended on February 11, 2015, Mr. Wilson will receive (i) monthly severance payments amounting to $300 thousand in the aggregate, for a period of 12 months, (ii) payment of his accrued vacation amounting to approximately $106 thousand (which was paid during the three months ended September 30, 2016, (iii) reimbursement of medical benefits for a period of up to 18 months, estimated to amount to approximately $35 thousand in the aggregate, and (iv) reimbursement of outstanding expenses. Mr. Wilson will also continue to be entitled to certain equity incentive awards, which were previously granted to Mr. Wilson, subject to the terms of these various awards. On August 9, 2016, Mr. Wilson executed a Termination, Voluntary Release, and Waiver of Rights Agreement with the Company.

Employee Retention Cash Bonus Plan

On June 5, 2015, the Compensation, Nominating and Governance Committee of the Board of Directors of the Company and the Board of Directors of the Company approved a cash bonus plan for the Company’s non-executive officer employees for the purpose of retaining of certain key accounting, human resource, and administrative employees through certain key milestone events (the “Employee Retention Cash Bonus Plan”). The terms of the Employee Retention Cash Bonus Plan specify payment of retention bonuses for such employees upon the achievement of the milestones, which are i) the filing of the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2015 (which milestone occurred in October 2015), and ii) the completion of a strategic transaction resulting in a change in control or the sale of substantially all the assets of the Company. The maximum original bonus payable to the employees under each of the milestones is as follows: i) $168 thousand, and ii) $286 thousand, respectively. On July 15, 2016, the Company paid the portion of the retention bonus granted to certain of the Company’s employees related to the completion of the June 30, 2015 annual report on Form 10-K, which amounted to $108 thousand. As of September 30, 2016, the Company has recorded an accrual in the amount of $332 thousand in the accompanying condensed consolidated financial statements for the Employee Retention Cash Bonus Plan.

Note 20—Subsequent Events

Stock-Based Compensation

On October 31, 2016, pursuant to the provisions of the underlying restricted stock award agreement, 2,083 shares of restricted stock held by the Chairman of the Board became fully vested.

During the period from September 30, 2016 through November 9, 2016, 37,499 previously granted stock options expired without exercise. Pursuant to the terms of the 2012 Stock Incentive Plan, the unissued shares underlying these unexercised options were added to the shares available for issuance under the 2012 Stock Incentive Plan.

Based on the activity related to our restricted stock and stock options after September 30, 2016, the Company had 104,970 shares available for future issuance under the 2012 Stock Incentive Plan as of November 9, 2016.

NASDAQ Listing Requirements

On October 18, 2016, Magellan received a letter from the Listing Qualifications Department of the NASDAQ indicating that based on the Form 10-K filed by Magellan for its fiscal year ended June 30, 2016, which included a pro forma consolidated balance sheet evidencing stockholders’ equity of $3.7 million, the Company had regained compliance with NASDAQ Stock Market Rule 5550(b)(1), and that if the Company fails to evidence compliance upon filing its next periodic report, it may be subject to delisting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Magellan

Overview

The following discussion and analysis should be read in conjunction with the financial statements of Magellan Petroleum Corporation (the “Company” or “Magellan” or “MPC” or “we”) and related notes and the other information appearing in this joint proxy statement/prospectus. Amounts expressed in British pounds sterling and Australian dollars are indicated as “GBP” and “AUD,” respectively.

Consolidated Liquidity and Capital Resources

During the three months ended September 30, 2016, the Company used $788 thousand in cash and, as of September 30, 2016, had $892 thousand in cash and cash equivalents on its balance sheet. During the three months ended September 30, 2016, the transactions contemplated by the Exchange and the Weald ATA were consummated, resulting in net cash proceeds of $900 thousand and £446 thousand, respectively, and the net issuance to Magellan of approximately 50.9 million shares of UKOG. Following these transactions, and in light of the Company’s stringent management of its cash disbursements over the past year, the Company paid certain outstanding invoices, which resulted in the reduction of the Company’s outstanding payables from $791 thousand as of June 30, 2016 to $519 thousand as of September 30, 2016. In addition, following the closing of the Exchange, the Company’s cash position was not negatively impacted by the negative cash flows from operations generated by the Poplar field, and the Company’s remaining assets consisting of the HH-1 well and NT/P82 have not generated, and in the short term are not expected to generate, substantial disbursements. As a result of the transactions contemplated by the Merger Agreement and the Exchange Agreement, the Company expects it will not have sources of revenues, and its expenses will primarily relate to ongoing transaction expenses and public company costs. The Company estimates that its monthly cash burn rate should amount to approximately $200 thousand to $250 thousand, subject to potential increases related to transaction costs related to the closing of the Merger. The Company believes that it will be able to finance its activities until the closing of the Merger with Tellurian, which is expected during the fourth quarter of calendar year 2016 or the first quarter of calendar year 2017 using a combination of its cash on hand and the potential disposal of part or all of its shareholdings of Central. In addition, the Company’s ability to dispose of its remaining assets is subject to Tellurian’s consent, in accordance with the terms of the Merger Agreement.

However, the Company continues to experience significant liquidity constraints in the short term. We believe there is substantial doubt about the Company’s ability to continue as a going concern. Because Tellurian’s assets do not currently generate revenues, the combined company is also likely to experience liquidity constraints. However, we believe that upon the closing of the Merger with Tellurian, the combined company will be better positioned to raise capital to fund the combined company’s operations due to the attributes of Tellurian’s business plan and management. Therefore, we believe that Magellan’s ability to continue as a going concern in the short-term is subject to the closing of the Merger with Tellurian. However, following the closing of the Merger with Tellurian, the combined company may not be able to raise sufficient capital in a timely manner to fund the operations of the combined company. Should the Merger with Tellurian not close, the Company will need to pursue other alternatives in order to continue as a going concern.

Uses of Funds

Capital Expenditure Plans.    Due to the closing of the Exchange, the Company will no longer incur any capital expenditures in relation to the Poplar field.

In the United Kingdom in PEDLs 137 and 246, where HH-1 was drilled, the cost of the completed flow test and potential future extended flow test are due to be fully paid by HHDL in accordance with the terms of the farmout agreement between HHDL and MPUK.

In the Bonaparte Basin, offshore Australia, the Company holds a 100% interest in NT/P82. The Company has received an extension of the term of its permit to November 2017 and is reviewing its strategic alternatives in relation to its interests. In the event that the Company concludes that it is required to relinquish its interest in the license, the Company does not expect to incur any material financial obligation.

Series A Preferred Dividend.    Following the closing on August 1, 2016, of the transactions contemplated by the Exchange Agreement with One Stone, One Stone transferred to the Company, and the Company subsequently canceled, 100% of the outstanding shares of Series A Preferred Stock, including accumulated dividends paid in kind. The Company does not have any remaining amounts due or outstanding in connection with the Series A Preferred Stock.

Contractual Obligations.    The following table summarizes our obligations and commitments as of June 30, 2016, to make future payments under certain contracts, aggregated by category of contractual obligation, for specified time periods as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Contractual obligations payable from continuing operations:
Retention benefits	$425	$425	$—	$—	$—
Operating leases	249	175	74	—	—
Notes payable	158	158	—	—	—
Contingent consideration payable (1)	—	—	—	—	—

Total contractual obligations payable from continuing operations	832	758	74	—	—

Contractual obligations settled upon closing of agreements related to discontinued operations subsequent to June 30, 2016:
Note payable (2)	625	625	—	—	—
Litigation settlement held for sale (3)	670	670	—	—	—
Asset retirement obligations held for sale (4)	2,818	—	—	1,588	1,230
Term loan held for sale (4) (5)	6,039	1,613	3,019	1,407	—

Total contractual obligations settled upon closing of agreements related to discontinued operations subsequent to June 30, 2016	10,152	2,908	3,019	2,995	1,230

Total contractual obligations as of June 30, 2016	$10,984	$3,666	$3,093	$2,995	$1,230

(1)	Assumptions for the timing of these payments are based on our reserve report and planned drilling activity.

(2)	In connection with the closing of the One Stone Exchange on August 1, 2016, this obligation was deemed paid in full without repayment by the Company as part of the settlement of the final Cash Amount.

(3)	In connection with the closing of the transactions contemplated by the Weald ATA, the Company and Celtique entered into a Settlement Agreement, which terminated all claims and counterclaims with Celtique and provided for payment of this obligation directly to Celtique from gross proceeds of the Weald ATA. Amount represents GBP 500 thousand as converted to USD at June 30, 2016.

(4)	In connection with the closing of the One Stone Exchange on August 1, 2016, these obligations were transferred to One Stone.

(5)	Includes commitments for interest payments according to a loan amortization schedule totaling $539 thousand.

Sources of Funds

Cash and Cash Equivalents.    On a consolidated basis, the Company had approximately $892 thousand of cash and cash equivalents as of September 30, 2016, compared to $1.7 million as of June 30, 2016, and $526 thousand as of November 9, 2016. The Company considers cash equivalents to be short term, highly liquid investments that are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Due to the international components of its operations, the Company is exposed to foreign currency exchange rate risks and certain legal and tax constraints in matching the capital needs of its assets and its cash resources. To the extent that the Company repatriates cash amounts from MPUK or MPA to the United States, the Company is potentially liable for incremental U.S. federal and state income tax, which may be reduced by the U.S. federal and state net operating loss and foreign tax credit carry forwards available to the Company at that time. However, upon the closing of the Merger, which constitutes a change in control, there is a risk that most of the Company’s tax attributes may not be available to the Company to reduce the Company’s potential U.S. federal and state income taxes.

Central Shares.    Due to the closing of the Exchange, the Company is no longer subject to any restrictions in its ability to sell its remaining shares of Central. As of September 30, 2016, and as of November 9, 2016, the Company owns 8.2 million shares of Central. Based on the closing price on November 9, 2016, the shares of Central stock represent $791 thousand of additional potential liquidity. In the future, Magellan may decide to dispose of all or part of its position in Central stock to fund some of the Company’s activities. Although the Company does not intend to hold its position in Central’s stock over the long term, the Company believes that there could be certain commercial or operational developments related to Central’s assets, which could positively impact the price per share of Central in the medium term. Therefore, the Company intends to monitor the stock price performance of Central to determine the appropriate time to dispose of its position.

UKOG Shares.    On August 11, 2016, the Company received 50.9 million shares of UKOG, which are listed on the AIM market in the United Kingdom, as part of the consideration for the transactions contemplated by the Weald ATA. However, pursuant to the terms of the Weald ATA, which include a six-month lock-up period, the Company may not sell its shares of UKOG until February 10, 2017. Considering the current volume of trading activity of UKOG shares, the Company believes that it will be able to dispose of its shareholdings effectively once it decides to monetize these shares. The Company does not consider its shareholdings in UKOG to constitute a core asset of the Company and will monitor the performance of the price per share of UKOG and the operational results of HH-1 and UKOG’s other assets to determine the appropriate time to dispose of its shareholdings. Based on the price per share of UKOG as of November 9, 2016, the Company’s shareholdings in UKOG amounted to approximately $886 thousand.

Existing Credit Facilities.    A summary of the Company’s existing credit facilities is as follows:

	September 30, 2016	June 30, 2016
	(In thousands)
Outstanding borrowings:
Notes payable	$104	$783

Total	$104	$783

Insurance Premium Notes.    Between January 2016 and September 2016, the Company entered into three separate insurance premium financing agreements (the “Premium Notes”) to finance the insurance premiums related to the annual renewal of the Company’s insurance policies. The Premium Notes have an aggregate original principal amount of $262 thousand, bear interest ranging between 6.25% and 7.75%, and have amortization terms from eight to ten months. The aggregate principal and interest payments due monthly under the Premium Notes range between $27 thousand and $2 thousand, and are payable between October 2016 and May 2017.

Secured Promissory Note.    Pursuant to the Exchange Agreement, on April 15, 2016, Magellan and One Stone i) entered into a Secured Promissory Note (the “Note”) pursuant to which One Stone made a loan to Magellan in the aggregate amount of $625 thousand (the “Loan Amount”) and ii) simultaneously entered into a Pledge Agreement pursuant to which Magellan pledged, assigned and granted to One Stone a security interest in the Company’s interests in MPA, as collateral for the loan. The purpose of the Note was to finance certain ongoing operations at Poplar between signing of the Exchange Agreement and closing. The Note did not bear interest up until closing of the Exchange. The Note is included in Notes Payable at June 30, 2016in the accompanying consolidated balance sheet. Upon the closing of the Exchange on August 1, 2016, the Loan Amount was deemed paid in full and the Pledge Agreement was terminated, and no further amounts under the Note were owed by the Company.

Term Loan.    The Company, through its former wholly owned subsidiary NP, had maintained the Term Loan with WTSB, which, upon closing of the Exchange on August 1, 2016, was assumed by One Stone pursuant to the terms of the Exchange Agreement.

Registered Equity Facility.    On December 24, 2014, the Company implemented an “at-the-market” (ATM) facility under which the Company can raise up to $10 million through the issuance of new common shares into the market. The ATM facility is registered under the Company’s “shelf” registration statement on Form S-3 (the “Shelf”), which was filed with the U.S. Securities and Exchange Commission on November 17, 2014, and which went effective on December 3, 2014. The Shelf registered the issuance of up to $100 million in equity securities of the Company and is currently planned to be effective through December 2017.

Depending on various factors, including market conditions for the Company’s equity securities, the Company may use the ATM facility and the Shelf on an as-needed basis for general corporate purposes. The Company has no immediate plans to issue shares pursuant to the ATM facility or the Shelf, which are intended to provide financial flexibility going forward. As of the date hereof, no securities have been issued under either the Shelf or the ATM facility.

Other Sources of Financing.    In addition to its existing liquid capital resources and the alternatives to address short-term liquidity issues discussed above, the Company could potentially receive funds through a bridge financing pending the closing of the Merger or the pledge of some of its remaining unencumbered assets or through equity issuances via a PIPE or follow-on offering.

Cash Flows

The following table presents the Company’s cash flow information for the three months ended:

	September 30,
	2016	2015
	(In thousands)
Cash (used in) provided by:
Operating activities	$(1,926)	$(557)
Investing activities	1,533	836
Financing activities	(73)	(40)
Discontinued operations	(307)	(254)
Effect of exchange rate changes on cash and cash equivalents	(15)	(178)

Net decrease in cash and cash equivalents	$(788)	$(193)

Cash used in operating activities during the three months ended September 30, 2016, totaled $1.9 million, compared to cash used in operating activities of $0.6 million for the same period in 2015. The increase in cash used in operating activities was primarily due to the decrease in accounts payable and accrued liabilities in the current year period of $561 thousand and an increase in accounts payable and accrued liabilities in the prior year period of $852 thousand, which was offset by a decrease in general and administrative expenses, excluding non-cash stock-based compensation and foreign currency gains of $222 thousand.

Cash provided by investing activities during the three months ended September 30, 2016 amounted to $1.5 million, compared to cash provided by investing activities of $836 thousand for the same period in 2015. The increase in cash flows from investing activities was primarily due to cash proceeds received including cash retained of $950 thousand at the closing of the Exchange, and the cash proceeds received relating to the Weald Basin ATA of $586 thousand, which were offset by a reduction in proceeds from sales of Central stock of $836 thousand received during the same period in 2015.

Cash used in financing activities during the three months ended September 30, 2016, was $73 thousand, compared to cash used of $40 thousand in the prior year period. Cash used in financing activities in the current year period was primarily due to payments on the Company’s insurance notes payable of $70 thousand. Cash used in the prior year period related to payments made for deferred financing costs of $24 thousand and cash payments for the repurchase of stock for settlement of taxes of $10 thousand.

Cash used in discontinued operations during the three months ended September 30, 2016, was $307 thousand, compared to $254 thousand in the prior year period. Cash used in discontinued

operations in the current year primarily related to transaction costs paid as a result of the Exchange of $278 thousand. Cash used in the prior year period primarily related to capital expenditures at the Poplar field of $122 thousand.

During the three months ended September 30, 2016, the effect of changes in foreign currency exchange rates negatively impacted the translation of our foreign denominated cash and cash equivalent balances into U.S. dollars and resulted in a decrease of $15 thousand in cash and cash equivalents, compared to a decrease of $178 thousand for the same period in 2015.

Comparison of Results Between the Three Months Ended September 30, 2016 and 2015

Operating Expenses

The following table presents operating expenses for the three months ended:

	September 30,
	2016	2015	Difference	Percent change
	(In thousands)
Selected operating expenses (USD):
Depreciation	$11	$19	$(8)	(42)%
Exploration	$155	$17	$138	812%
General and administrative	$2,028	$1,765	$263	15%

Depreciation Expense.    Depreciation expense decreased by $8 thousand to $11 thousand during the three months ended September 30, 2016, compared to $19 thousand in the prior year period. The change was primarily due to certain assets becoming fully depreciated during the current year period.

Exploration Expenses.    Exploration expenses increased by $138 thousand to $155 thousand during the three months ended September 30, 2016. The increase was primarily the result of an increase in expenditures related to the Company’s activities in the United Kingdom in the current year period.

General and Administrative Expenses.    The following table presents general and administrative expenses for the three months ended:

	September 30,
	2016	2015	Difference	Percent change
	(In thousands)
General and administrative (excluding stock-based compensation expense and foreign transaction gain)	$1,290	$1,512	$(222)	(15)%
Stock compensation expense	590	108	482	446%
Foreign transaction loss from investment in subsidiaries	148	145	3	2%

Total	$2,028	$1,765	$263	15%

General and administrative expenses increased by $263 thousand, or 15%, to $2.0 million during the three months ended September 30, 2016, compared to the prior year period. General and administrative expenses, excluding stock-based compensation and foreign transaction losses, decreased by $222 thousand, or 15%, to $1.3 million. This decrease was primarily the result of reductions in expenses related to corporate office salaries and benefits of $308 thousand, director expenses of $481 thousand, office rent of $42 thousand, which were partially offset by an increase in professional fees of $531 thousand related to the Merger, and an increase in general administrative expenses related to our foreign subsidiaries of $65 thousand. Stock compensation expense increased $482 thousand primarily due to the vesting of certain stock awards as a result of the Exchange. Foreign transaction losses increased by $3 thousand.

Net Loss from Discontinued Operations

Net income from discontinued operations for the three months ended September 30, 2016 of $830 thousand relates to the gain on disposal of the Company’s Weald Basin assets in the United Kingdom of $1.1 million, which was partially offset by a loss on operations of the Company’s former NP segment and transaction costs related to the Exchange of $239 thousand.

Comparison of Results Between the Fiscal Years Ended June 30, 2016 and 2015

The following table presents results of continuing operations information for the fiscal years ended:

	June 30,
	2016	2015	Difference	Percent change
Selected operating expenses (USD):	(in thousands)
Depreciation	$54	$148	$(94)	(64)%
Exploration	71	239	(168)	(70)%
General and administrative	5,214	7,946	(2,732)	(34)%

Depreciation expense.    Depreciation expenses decreased by $94 thousand to $54 thousand, or (64)%, during the year ended June 30, 2016. The decrease in depreciation expense was due to certain assets becoming fully depreciated during the current year.

Exploration Expenses.    Exploration expenses decreased by $168 thousand to $71 thousand, or (70)%, during the year ended June 30, 2016. Current year exploration expenses primarily consisted of $53 thousand related to the NT/P82 offshore license in Australia and $18 thousand related to the licenses for the HH-1 well in the United Kingdom. In the prior year, the Company incurred exploration expenses consisting of $148 thousand for related licenses in the United Kingdom and $91 thousand related to NT/P82 in Australia.

General and Administrative Expenses.    The following table presents general and administrative expenses for the fiscal years ended:

	June 30,
	2016	2015	Difference	Percent change
	(In thousands)
General and administrative (excluding stock-based compensation and foreign transaction loss)	$4,279	$6,420	$(2,141)	(33)%
Stock-based compensation	701	891	(190)	(21)%
Foreign transaction loss	234	635	(401)	(63)%

Total	$5,214	$7,946	$(2,732)	(34)%

During the year ended June 30, 2016, general and administrative expenses decreased by $2.7 million to $5.2 million. General and administrative expenses, excluding stock-based compensation and foreign transaction losses, amounted to $4.3 million, a decrease of $2.1 million. This decrease primarily resulted from i) decreased salaries and benefits of $684 thousand due to reductions in office staff, ii) reductions in legal and professional fees of $724 thousand related to the reverse stock split, the establishment of the ATM facility and the formation of Utah CO2 in the prior fiscal year, iii) a reduction of investor relations expenses of $119 thousand, iv) a decrease in travel of $202 thousand, v) a reduction in corporate fees and expenses of $162 thousand, primarily related to corporate franchise taxes, and vi) a decrease in general and administrative expenses in the Australia of $658 thousand. These reductions were partially offset by an increase in accrued retention bonuses of $425 thousand. The decrease in non-cash stock-based compensation expense is primarily related to a decrease in expenses recognized on performance-based equity awards to officers and employees due to various forfeitures that occurred during the fiscal year ended June 30, 2016. The foreign transaction loss was the result of the strengthening of the U.S. dollar against the currencies of our foreign subsidiaries, the Australian dollar and the British pound. During fiscal year 2015, we settled intercompany loans from our foreign subsidiaries and recognized foreign transaction losses in relation to those loans that had previously been recorded as a component of other comprehensive income.

Results of discontinued operations.    On March 31, 2016, the Company entered into the Exchange Agreement with One Stone, which closed on August 1, 2016. In addition, on June 10, 2016, MPUK entered into the Weald ATA and IoW ATA. Therefore, the results of operations of the CO2 Business and of the PEDLs disposed of pursuant to the Weald ATA and IoW ATA were reclassified to discontinued operations.

The following table presents the results of the Company’s discontinued operations:

	June 30,
	2016	2015	Difference	Percent change
Poplar:
Oil revenue (in thousands)	$1,990	$4,459	$(2,469)	(55)%
Oil sales volume (Mbbls)	60	79	(19)	(24)%
Oil sales volume (bopd)	164	217	(53)	(24)%
Average realized oil price ($/bbl)	$33.17	$56.44	$(23.27)	(41)%

Oil Revenue

Revenues for the year ended June 30, 2016, totaled $2.0 million, compared to $4.5 million in the prior year, a decrease of 55%. Of the $2.5 million decrease in revenue from the prior year, $1.9 million was attributable to lower commodity prices and $0.6 million was related to lower production.

Oil Sales Volume

Sales volume for the year ended June 30, 2016, totaled 60 Mbbls (164 bopd), compared to 79 Mbbls (217 bopd) sold in the prior year, a decrease of 24%. The decrease was primarily the result of cost reductions at Poplar, which included shutting-in wells with high operating costs and the suspension of workovers, and the natural production decline of the field.

Average Realized Oil Price

The average realized price for the year ended June 30, 2016, was $33.17/bbl, compared to $56.44/bbl in the prior year, a decrease of 41%. The decrease was primarily the result of a decrease in the benchmark pricing (WTI), partially offset by an improvement in the differential realized at the Poplar field. The Company does not currently engage in any oil and gas hedging activities.

Operating and Other Expenses

The following table presents selected operating expenses related to the discontinued operations for the fiscal years ended:

	June 30,
	2016	2015	Difference	Percent change
	(In thousands)
Selected operating expenses:
Lease operating	$2,560	$5,089	$(2,529)	(50)%
Depletion, depreciation, amortization, and accretion	$651	$1,001	$(350)	(35)%
Impairment	$11,280	$17,353	$(6,073)	(35)%
Exploration	$240	$1,324	$(1,084)	(82)%
General and administrative	$631	$200	$431	216%

Selected operating expenses ($/bbl):
Lease operating	43	64	(21)	(33)%
Depletion, depreciation, amortization, and accretion	11	13	(2)	(15)%
Impairment	188	220	(32)	(15)%
Exploration	4	17	(13)	(76)%
General and administrative	11	3	8	267%

Lease Operating Expenses.    Lease operating expenses decreased by $2.5 million to $2.6 million, or $43/bbl, during the year ended June 30, 2016. The decrease in lease operating expenses is primarily related to a decrease in operating expenses commensurate with a reduction in production volumes, lower production taxes of $452 thousand as a result of lower commodity prices and production, as well as a decrease in workover expense of $287 thousand due to reduced activity.

Depletion, Depreciation, Amortization, and Accretion.    The following table presents depletion, depreciation, amortization, and accretion for the fiscal years ended:

	June 30,
	2016	2015	Difference	Percent change
	(In thousands)
Depreciation and amortization	$31	$51	$(20)	(39)%
Depletion	449	779	(330)	(42)%
ARO accretion	171	171	—	— %

Total	$651	$1,001	$(350)	(35)%

Depletion, depreciation, amortization, and accretion expenses decreased by $350 thousand to $651 thousand, or $11/bbl, during the year ended June 30, 2016. The decrease in depletion expenses was due to a decrease in the depletion rate, which resulted from the impairment of the Company’s proved oil and gas properties during the fiscal year ended June 30, 2015, and to lower production.

Impairment of oil and gas properties.    The Company recorded an impairment related to its oil and gas properties of $11.3 million as of March 31, 2016. The impairment was the result of an evaluation of the fair value of the net assets of NP in connection with the Exchange and transferring the assets to held for sale as of March 31, 2016. The decline in the fair value of its reserves was primarily due to a decline in commodity prices during fiscal year 2016. The Company also recorded an impairment of NP’s proved oil and gas properties of $17.4 million in the prior fiscal year. The decline in the fair value of the reserves was due to i) lower commodity prices, and ii) the exclusion of PUD reserves from the classification of proved reserves due to the uncertainty related to the Company’s ability to continue as a going concern and to obtain the necessary capital to fund its drilling program related to the development of the PUDs.

Exploration Expenses.    Exploration expenses decreased by $1.1 million to $240 thousand, or $4/bbl, during the year ended June 30, 2016. The decrease in exploration expenses was primarily due to reduction in exploration activities related to Utah CO2 of $687 thousand, NP for the evaluation of the CO2-EOR pilot of $230 thousand, and the Weald Basin prospects of $168 thousand.

Off-Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements, such as securitization of receivables, with any unconsolidated entities or other parties.

Effects of Commodity Prices

Following the closing of the Exchange on August 1, 2016, the Company does not presently sell hydrocarbons from its properties and does not have estimated reserves associated with its remaining assets. However, the value of each of the Company’s remaining assets is intrinsically impacted by commodity prices, including the value of their potential monetization.

PRO FORMA FINANCIAL INFORMATION OF MAGELLAN

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Magellan Petroleum Corporation

Introduction

On August 2, 2016, Magellan Petroleum Corporation, a Delaware corporation (“Magellan”), Tellurian Investments Inc., a Delaware corporation (“Tellurian Investments”), and River Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Magellan (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of Tellurian Investments will be exchanged for 1.300 shares of common stock, par value $0.010 per share, of Magellan, and Merger Sub will merge with and into Tellurian Investments (the “Merger”), with Tellurian Investments continuing as the surviving corporation and a direct subsidiary of Magellan. Magellan and Tellurian Investments, subject to and following completion of the Merger, are sometimes referred to as the “combined company.” Following these actions, approximately 95.5% of the combined company’s common stock will be owned by Tellurian Investments’ common stockholders. Upon closing, there will be an aggregate of approximately 144.1 million shares of the combined company’s common stock outstanding.

The Merger Agreement and the Merger have been approved by the board of directors of Magellan and the board of directors of Tellurian Investments. Stockholders of Magellan and Tellurian Investments will be asked to vote on the approval of the Merger and the transactions contemplated by the Merger Agreement at a special meeting that will be held on a date to be announced. The boards of directors of both Magellan and Tellurian Investments have recommended that their stockholders approve the Merger.

As a condition to closing of the Merger, all directors of Magellan and each Magellan subsidiary must resign, except for any person(s) that might be designated by Tellurian Investments. Further, the Merger Agreement provides that the directors of the combined company will be three existing directors of Tellurian Investments, and the two remaining directors will be appointed by Tellurian Investments. It is anticipated that, following the completion of the Merger, the Magellan board of directors will have seven members, consisting of the Tellurian Investments designees described above plus two additional members designated by Tellurian Investments. It is anticipated that the Merger Agreement will be accounted for as a “reverse acquisition” and recapitalization since Tellurian Investments’ common stockholders will have control over the combined company through their post-Merger ownership of approximately 95.5% of the common stock of Magellan, majority representation on the combined company’s board of directors, and control of a majority of management positions of the combined company.

The Merger has been treated as a reverse acquisition, pursuant to which Tellurian Investments is the accounting acquirer, and contemporaneously with the closing of the Merger, Tellurian Investments is recapitalized through Magellan’s public company capital structure. Because Tellurian Investments did not have material operations until January 1, 2016, the unaudited pro forma financial statements only include Tellurian Investments’ historical financial results for the period after that date. Tellurian Investments’ predecessor, Tellurian Services LLC, a Delaware Limited Liability company formerly known as Parallax Services LLC (“Parallax” or the “Predecessor”), was acquired by Tellurian Investments on April 9, 2016. The Predecessor historical financial results have been included for the periods prior to April 9, 2016 in the unaudited pro forma condensed statements of operations.

The following unaudited pro forma condensed consolidated combined financial statements reflect the combination of the historical consolidated results of Magellan, Tellurian Investments, and Parallax on a pro forma basis to give effect to the following transactions, which are described in further detail below.

•	Tellurian Investments Equity Offerings. Four Tellurian Investments equity offerings (the “Tellurian Investments Equity Offerings”) occurred prior to September 30, 2016. In aggregate, 13.5 million Tellurian Investments shares of common stock, par value $0.001, were issued for $21.0 million in cash proceeds. Additional detail on the equity offerings is included in the “Notes to the Unaudited Condensed Consolidated Combined Pro Forma Financial Statements.”

•	Exchange Transaction and Weald Asset Transfer Agreement. The exchange transaction between Magellan and One Stone Holdings II LP (“One Stone”) was signed on March 31, 2016, and closed on August 1, 2016. As a result, One Stone transferred to Magellan 100% of the outstanding shares of Magellan Series A Preferred Stock, in consideration for the assignment to and assumption by One Stone of 100% of the outstanding membership interests in Nautilus Poplar LLC, and 51% of the outstanding common units in Utah CO2 LLC (the “Exchange Transaction”). Refer to “Note 3 - One Stone Exchange” and “Note 5 - Discontinued Operations” in the Notes to the Condensed Consolidated Financial Statements of Magellan as of and for the Three Months Ended September 30, 2016 and 2015 contained herein for additional information. The sale of the Weald Basin exploration licenses in the United Kingdom and the related settlement of litigation with Celtique, which was signed on June 10, 2016, was completed on August 11, 2016 (the “Weald ATA”). Refer to “Note 4 - Sale of Weald Basin Assets” and “Note 5 - Discontinued Operations” in the Notes to the Condensed Consolidated Financial Statements of Magellan as of and for the Three Months Ended September 30, 2016 and 2015 contained herein for additional information.

•	Merger Adjustments. Adjustments reflect the reincorporation and merger of Magellan and Tellurian Investments by which Merger Sub will merge with and into Tellurian Investments with Tellurian Investments continuing as the surviving corporation and a direct subsidiary of Magellan. Although Magellan is the legal acquirer, Tellurian Investments is the accounting acquirer. Accordingly, the assets and liabilities of Magellan are recorded at their preliminary estimated fair values. The actual adjustments to the consolidated financial statements upon consummation of the Merger Agreement and allocation of the final purchase price will depend on a number of factors, including additional financial information available at such time, changes in the fair value of Magellan’s common stock transferred at the closing date, and changes in the estimated fair value of Magellan’s assets and liabilities as of the closing date. Accordingly, the final allocations of the Merger Agreement consideration and the effects of such allocations on the results of operations may differ materially from the preliminary allocations and unaudited pro forma combined amounts included herein.

•	GE Series A Preferred Stock. On November 23, Tellurian Investments issued 5,467,851 shares of $0.001 per share par value Series A Preferred Stock (the “Preferred Stock”) to GE Oil & Gas, Inc. for an aggregate purchase price of $25 million. Additional detail is included in this joint proxy statement/prospectus in “Note 13 - Subsequent Events” in the Notes to Unaudited Condensed Consolidated Financial Statements of Tellurian Investments Inc.

The unaudited pro forma condensed consolidated combined balance sheet of the combined company is based on (i) the unaudited historical consolidated balance sheet of Magellan as of September 30, 2016 and (ii) the unaudited historical consolidated balance sheet of Tellurian Investments as of September 30, 2016, and includes pro forma adjustments to give effect to the Merger Adjustments and the GE Series A Preferred Stock as if the transactions had occurred on September 30, 2016.

The unaudited pro forma condensed consolidated combined statements of operations of the combined company are based on (i) the unaudited historical consolidated statement of operations of Magellan for the twelve months ended December 31, 2015, (ii) the audited historical consolidated statement of operations of the Predecessor for the twelve months ended December 31, 2015, (iii) the unaudited historical consolidated statement of operations of Magellan for the nine months ended September 30, 2016, (iv) the unaudited historical consolidated statement of operations of Tellurian Investments for the nine months ended September 30, 2016, (v) the audited historical consolidated statement of operations of the Predecessor for the period from January 1, 2016 through April 9, 2016, and (vi) the Tellurian Investments Equity Offerings, the Exchange Transaction and Weald ATA, and Merger Adjustments as if they had occurred on January 1, 2015.

The unaudited pro forma data presented herein reflects events that are directly attributable to the described transactions, factually supportable, and as it relates to the unaudited pro forma condensed consolidated combined statements of operations, expected to have a continuing impact. The unaudited pro forma data presented herein also reflects certain assumptions which management believes are reasonable. Such pro forma data is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above, or the results of the combined company that may be achieved in the future. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual results may differ from the pro forma results indicated herein. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated combined financial statements.

The unaudited pro forma condensed consolidated combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the consolidated results of operations or consolidated financial position of the combined company that would have been recorded had the Merger been completed as of the dates presented, and they should not be taken as representative of the expected future results of operations or financial position of the combined company. The unaudited pro forma condensed consolidated combined financial statements do not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that the combined company may achieve with respect to the operations of the combined company. Additionally, the unaudited pro forma statements of operations do not include non-recurring charges or credits, and the related tax effects, which result directly from the Merger.

The unaudited pro forma condensed consolidated combined financial statements have been derived from, and should be read in conjunction with, the historical consolidated financial statements and accompanying notes of Magellan as included in this joint proxy statement/prospectus under “Financial Statements of Magellan” and Tellurian Investments and the Predecessor, as included in this joint proxy statement/prospectus under “Financial Statements of Tellurian Investments and Tellurian Services LLC.”

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

As of September 30, 2016

($ in thousands)

	Tellurian Investments Historical	GE Oil and Gas Investment	Magellan Historical	Merger Adjustments		Pro Forma Combined
ASSETS		(a)	(b)	(c)
CURRENT ASSETS:
Cash and cash equivalents	$19,081	$25,000	$892	$873		$43,035
		(151)		(2,660)	(d)
Securities available-for-sale	—	—	1,898	(293)		1,605
Accounts receivable	76	—	56	—		132
Accounts receivable due related parties	1,452	—	—	—		1,452
Prepaid and other assets	2,103	—	2,028	—		4,131
Current assets held for sale	—	—	—	—		—

Total current assets	22,712	24,849	4,874	(2,080)		50,355

PROPERTY AND EQUIPMENT, NET (SUCCESSFUL EFFORTS METHOD):
Unproved oil and gas properties	—	—	31	12,469		12,500
Wells in progress	—	—	335	—		335
Land, property, and equipment, net of accumulated depreciation	10,732	—	78	—		10,810

Net property and equipment	10,732	—	444	12,469		23,645

OTHER NON-CURRENT ASSETS:
Note receivable due from related party	251	—	—	—		251
Goodwill, net	1,190	—	500	(500)		23,449
				22,259
Other long-term assets	787	—	19	—		806

Total other non-current assets	2,228	—	519	21,759		24,506

TOTAL ASSETS	$35,672	$24,849	$5,837	$32,148		$98,506

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$19,496	$—	$3,102	$828		$23,426
Notes payable	1,000	—	104	—		1,104
Accounts payable due to related parties	439	—	—	—		439
Current liabilities held for sale	—	—	—	—		—

Total current liabilities	20,935	—	3,206	828		24,969

EQUITY:
Preferred Stock:
Series A convertible preferred stock	—	25,000	—	—		24,849
		(151)
Common Stock	101	—	71	(71)		1,441
				4	(d)
				(101)	(e)
				1,437	(e)
Treasury stock	—	—	(9,806)	9,806		—
Capital in excess of par value	82,503	—	104,547	(104,547)		120,167
				36,611
				2,389	(d)
				(82,503)	(e)
				81,167	(e)
Accumulated earnings (deficit)	(67,875)	—	(97,599)	97,599		(72,928)
				(5,053)	(d)
Accumulated other comprehensive income	8	—	5,418	(5,418)		8

Total (deficit) equity	14,737	24,849	2,631	31,320		73,537

TOTAL LIABILITIES, PREFERRED STOCK AND EQUITY	$35,672	$24,849	$5,837	$32,148		$98,506

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated combined financial statements.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

for the nine months ended September 30, 2016

($ in thousands)

	Tellurian Investments Historical 1/1/2016 to 9/30/2016	Parallax Historical 1/1/2016 to 4/9/2016	Tellurian Investments Combined Historical	Magellan Historical	Merger Adjustments		Pro Forma Combined
				(b)
Revenue, related party	$—	$31	$31	$—	$—		$31

Total revenues	—	31	31	—	—		31

OPERATING EXPENSES:
Operating expenses	30,422	—	30,422	—	(30,422)	(f)	—
Depreciation, depletion, amortization, and accretion	—	—	—	33	—		33
Exploration	—	—	—	187	—		187
Engineering	—	—	—	—	28,042	(f)	28,042
General and administrative	37,737	617	38,354	4,889	450	(g)	43,731
					38	(h)
Other operating expenses	—	52	52	—	2,380	(f)	2,432

Total operating expenses	68,159	669	68,828	5,109	488		74,425

INCOME (LOSS) FROM OPERATIONS	(68,159)	(638)	(68,797)	(5,109)	(488)		(74,394)

OTHER INCOME (EXPENSE):
Net interest expense	—	—	—	(4)	—		(4)
Gain on investment in securities	—	—	—	2,070	—		2,070
Other income	118	—	118	24	—		142

Total other income (expense), net	118	—	118	2,090	—		2,208

NET INCOME (LOSS) BEFORE INCOME TAXES	(68,041)	(638)	(68,679)	(3,019)	(488)		(72,186)
INCOME TAX (EXPENSE) BENEFIT	166	—	166	—	—		166

NET INCOME (LOSS)	(67,875)	(638)	(68,513)	(3,019)	(488)		(72,020)

NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST IN SUBSIDIARY	—	—	—	—	—		—

PREFERRED STOCK:
Preferred stock dividends	—	—	—	—	—		—
Adjustment of preferred stock to redemption value	—	—	—	—	—		—

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(67,875)	$(638)	$(68,513)	$(3,019)	$(488)		$(72,020)

LOSS PER COMMON SHARE:
Basic and diluted	$(1.05)						$(0.50)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN THOUSANDS)
Basic and diluted	64,599						144,067	(e)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated combined financial statements.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

for the twelve months ended December 31, 2015

($ in thousands)

				Magellan
	Parallax Historical	Tellurian Investments Equity Offerings		Historical	Exchange Transaction and Weald ATA		Adjusted Historical	Merger Adjustments		Pro Forma Combined
				(b)
Revenue	$1,375	$—		$—	$—		$—	$—		$1,375
Revenue, related party	311	—		—	—		—	—		311

Total revenues	1,686	—		—	—		—	—		1,686

OPERATING EXPENSES:
Depreciation, depletion, amortization, and accretion	—	—		106	—		106	—		106
Exploration	—	—		102	—		102	—		102
General and administrative	1,318	19,105	(i)	6,501	(174)	(j)	6,327	600	(g)	27,400
								50	(h)
Loss on sale of assets	—	—		316	—		316	—		316
Other operating expenses	263	—		—	—		—	—		263

Total operating expenses	1,581	19,105		7,025	(174)		6,851	650		28,187

INCOME (LOSS) FROM OPERATIONS	105	(19,105)		(7,025)	174		(6,851)	(650)		(26,501)

OTHER INCOME (EXPENSE):
Net interest expense	—	—		3	—		3	—		3
Amortization of deferred financing costs	—	—		1	—		1			1
Loss on investment in securities	—	—		(15,231)	—		(15,231)	—		(15,231)
Fair value revision of contingent consideration payable	—	—		1,888	—		1,888			1,888
Other income	—	—		198	—		198	—		198

Total other income (expense), net	—	—		(13,141)	—		(13,141)	—		(13,141)

NET INCOME (LOSS) BEFORE INCOME TAXES	105	(19,105)		(20,166)	174		(19,992)	(650)		(39,642)
INCOME TAX (EXPENSE) BENEFIT	—	—		—	—		—	—		—

NET INCOME (LOSS)	105	(19,105)		(20,166)	174		(19,992)	(650)		(39,642)

NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST IN SUBSIDIARY	—	—		265	(265)	(k)	—	—		—

PREFERRED STOCK:
Preferred stock dividends	—	—		(1,794)	1,794	(l)	—	—		—

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$105	$(19,105)		$(21,695)	$1,703		$(19,992)	$(650)		$(39,642)

LOSS PER COMMON SHARE:
Basic and diluted										$(0.28)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN THOUSANDS)
Basic and diluted										144,067	(e)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated combined financial statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed consolidated combined balance sheet as of September 30, 2016 is based on the unaudited consolidated balance sheet of Magellan and the unaudited consolidated balance sheet of Tellurian Investments as adjusted to reflect the following items as though they had occurred on September 30, 2016:

•	Merger Adjustments.

•	GE Series A Preferred Stock

The unaudited pro forma condensed consolidated combined statement of operations for the twelve months ended December 31, 2015 is based on Magellan’s historical books and records and the Predecessor’s audited consolidated statement of operations for such period, with adjustments made to present such historical operations as if the Tellurian Investments Equity Offerings, the Exchange Transaction and Weald ATA, and the Merger had occurred on January 1, 2015. The unaudited pro forma condensed consolidated combined statement of operations for the nine months ended September 30, 2016 is based on Magellan’s and Tellurian Investments’ unaudited condensed consolidated statement of operations for such period and the Predecessor’s audited consolidated statement of operations for the period from January 1, 2016 through April 9, 2016, with adjustments made to present such historical operations as if the Merger had occurred on January 1, 2015.

2. Pro Forma Adjustments

The following adjustments were made in the preparation of the unaudited pro forma condensed consolidated combined balance sheet and unaudited pro forma condensed consolidated combined statements of operations:

(a)	Adjustments to reflect that Tellurian Investments issued 5,467,851 shares of $0.001 per share par value Series A Preferred Stock to GE Oil & Gas, Inc. for an aggregate purchase price of $25 million on November 23, 2016. Transaction costs of $151 thousand were incurred in connection with the equity issuance, which have also been reflected as an adjustment in the unaudited pro forma condensed consolidated combined balance sheet. The Preferred Stock is classified as an equity instrument, but Tellurian Investments is still completing its analysis to determine whether any unrelated embedded derivatives exist and may require bifurcation. In the event bifurcation of an embedded derivative is required, Tellurian Investments will allocate proceeds from the issuance of the Preferred Stock equal to the value of the embedded derivative to a derivative liability, with the remainder of the proceeds being allocated to the shares of Preferred Stock. The value of the embedded derivative will be reassessed at each reporting period, with the change in value being recorded in earnings. Tellurian Investments anticipates that any required recording of the bifurcated derivative will be insignificant to the consolidated financial statements.

(b)	The fiscal year end of Magellan, which is June 30, has been conformed to the fiscal year end of Tellurian Investments, which is December 31, for the purpose of presenting pro forma condensed consolidated combined financial statements, pursuant to Rule 11-02(c)(3) of Regulation S-X, because the two fiscal years are separated by more than 93 days. In order to conform Magellan’s fiscal year end to that of Tellurian Investments, Magellan’s unaudited historical statements of operations presented in the unaudited condensed consolidated combined pro forma financial statements have been derived from the accounting records of Magellan. No adjustments were required to conform Magellan’s unaudited historical consolidated balance sheet as of September 30, 2016.

(c)	Unless otherwise noted, adjustments to reflect the elimination of Magellan’s total equity, the estimated value of consideration to be paid in the Merger and to adjust, where required, the historical book values of Magellan’s assets and liabilities as of September 30, 2016 to the preliminary estimated fair value, in accordance with the acquisition method of accounting. The preliminary valuations were determined as of December 2, 2016 and, where applicable, are based on the closing share price of Magellan’s common stock on that date. At Merger closing, the fair value of the consideration given and assets and liabilities acquired will be determined based on the underlying fair values as of that date.

The estimated fair value of the consideration to be transferred, assets acquired, and liabilities assumed is described below (in thousands):

Purchase Consideration:
Common stock (1)	34,921
Stock options exercisable (2)	1,666
Restricted stock (3)	24

Net purchase consideration to be allocated	36,611

Estimated Fair Value of Assets Acquired(4):
Cash	1,765
Securities available for sale	1,605
Other current assets	2,084
Unproved properties	12,500
Wells in progress	335
Land, buildings and equipment, net	78
Other long-term assets	19

Total assets acquired	18,386

Estimated Fair Value of Liabilities Assumed:
Accounts payable, accrued and other liabilities	3,930
Notes payable	104

Total liabilities assumed	4,034

Total net assets acquired	14,352

Goodwill as a result of the Merger	22,259

(1)	5.9796 million shares of Magellan common stock were effectively transferred in connection with the Merger. Those shares were valued at $5.84 per share, which was Magellan’s closing share price on December 2, 2016.

(2)	Magellan’s 0.43 million stock options were valued using the Black-Scholes model.

(3)	0.004 million restricted shares will vest as a result of the change-in-control event. Those restricted shares were valued at $5.84 per share, which was Magellan’s closing share price on December 2, 2016.

(4)	Includes a $26.8 million deferred tax asset, with an offsetting $26.8 million valuation allowance.

(d)	Adjustments to reflect approximately $1.44 million in employee severance and retention costs and $3.61 million in legal and advisory transaction fees directly related to the Merger that were not reflected in the historical financial statements. $2.39 million of the legal and advisory costs are payable to Petrie in approximately 0.4 million shares as a success fee related to the Merger. As these costs are non-recurring in nature, they have only been reflected within the pro forma balance sheet.

(e)	Adjustments to reflect the recapitalization of Magellan upon closing of the Merger, after which, approximately 144.1 million shares of common stock with a par value of $0.01 per share will be outstanding. In accordance with the acquisition method of accounting, Tellurian Investments’ existing common stock and capital in excess of par value, including amounts presented for the Tellurian Investments Equity Offerings, less the par value of the combined company’s common stock outstanding subsequent to the Merger (excluding shares attributable to the Petrie success fee) will be reclassified to capital in excess of par value of the combined company. The effects of the 0.4 million shares attributable to the Petrie success fee have been adjusted for in footnote (d) above. Upon consummation of the Merger, 90,350 shares of Magellan common stock will be issued to the former owners of the membership interests in Nautilus Technical Group LLC (“Nautilus Technical”) and Eastern Rider LLC (“Eastern Rider”) pursuant to the purchase and sale agreement, effective as of September 30, 2016, by and among Magellan and the former owners of the membership interests in Nautilus Technical and Eastern Rider. Additionally, Tellurian Investments’ accumulated deficit and preferred stock will be carried forward to the accumulated deficit and preferred stock of the combined company subsequent to the Merger. A reconciliation of the pro forma adjustment to capital in excess of par of the combined company is included below.

Calculation of adjustment to capital in excess of par to reclassify Tellurian Investments equity:

Tellurian Investments common stock	101
Tellurian Investments capital in excess of par	82,503

Total Tellurian Investments common stock and capital in excess of par	82,604

Less par value of the combined company’s shares outstanding subsequent to the Merger	(1,437)

Adjustment to capital in excess of par	81,167

A reconciliation of Magellan common shares outstanding as of September 30, 2016 to the combined company’s common stock outstanding following the Merger is included below.

Magellan common stock issued as of September 30, 2016	7,089
Less: Shares of treasury stock	(1,209)

Magellan common stock outstanding as of September 30, 2016	5,880
Change in Magellan common stock outstanding between September 30, 2016 and November 9, 2016	0

Magellan common stock outstanding as of November 9, 2016, as reported in Magellan’s Form 10-Q for the three months ended September 30, 2016	5,880
Magellan common stock to be issued to Tellurian Investments as a result of the Merger[1]	137,587
Directors’ awards	100
Petrie success fee shares	410
Shares to former owners of Nautilus Technical and Eastern Rider	90

Total common stock of the combined company outstanding subsequent to the Merger	144,067

Total Tellurian Investments shares of common stock outstanding as of September 30, 2016 [1]	105,836
Exchange of each Tellurian Investments share of common stock outstanding as of September 30, 2016, for 1.3 shares of Magellan common stock	1.3

Magellan common stock to be issued to Tellurian Investments as a result of the Merger	137,587

1 Reconciliation of Magellan common stock to be issued to Tellurian Investments.

(f)	Adjustments to conform the financial statement presentation of Tellurian Investments to that of Magellan. Tellurian Investments’ operating expenses in the unaudited condensed consolidated combined statement of operations for the nine months ended September 30, 2016 has been disaggregated and reclassified into the engineering expense and other operating expenses line items.

(g)	Adjustments to reflect the pro forma effect of an increase in compensation expense associated with the addition of three new directors. The addition of the new directors was directly attributable to the Merger.

(h)	Adjustments to reflect the incremental salary of an employee of Magellan that will be retained as an employee of the combined company as a direct result of the Merger.

(i)	Adjustments to reflect the following Tellurian Investments equity offerings that occurred:

•	The purchase of 4.5 million shares of Tellurian Investments common stock, par value $0.001 and having an offering price of $9 million, on August 30, 2016 by an employee of the company. Due to this offering, stock-based compensation of $6.75 million would have been recorded assuming an estimated fair value at grant date of the common stock of $3.50 per share, which has been reflected as an adjustment in the unaudited pro forma financial statements.

•	130 thousand shares of Tellurian Investments common stock, par value $0.001 issued to directors on August 31, 2016. Due to these awards, stock-based compensation of $455 thousand would have been recorded assuming an estimated fair value at grant date of the common stock of $3.50 per share, which has been reflected as an adjustment in the unaudited pro forma financial statements.

•	The purchase of 2.0 million shares of Tellurian Investments common stock, par value $0.001 and having an offering price of $1 million, on September 14, 2016 by an employee of the company. Due to this offering, stock-based compensation of $6.0 million would have been recorded assuming an estimated fair value at grant date of the common stock of $3.50 per share, which has been reflected as an adjustment in the unaudited pro forma financial statements.

•	The purchase of 2.0 million shares of Tellurian Investments common stock, par value $0.001 and having an offering price of $1 million, on September 23, 2016 by an employee of the company. Due to this offering, stock based compensation of $5.9 million would have been recorded assuming an estimated fair value at grant date of the common stock of $3.45 per share, which has been reflected as an adjustment in the unaudited pro forma financial statements.

(j)	Adjustments to reflect the pro forma effect of the removal of accrued director fees for the One Stone directors, which were forgiven at the closing of the Exchange Transaction.

(k)	Adjustments to reflect the pro forma effect related to the Exchange Transaction of the elimination of the non-controlling interest in Utah CO2 LLC.

(l)	Adjustments to reflect the elimination of the preferred stock and related dividends related to the Exchange Transaction.

Annex A: Merger Agreement

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of August 2, 2016, by and among Tellurian Investments Inc., a Delaware corporation (“Tellurian”), Magellan Petroleum Corporation, a Delaware corporation (“Magellan”), and River Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Magellan (“Merger Sub”). Each of Magellan, Tellurian, and Merger Sub are referred to herein as a “Party” and together as “Parties.” Certain terms used in this Agreement are defined in Annex 1.

RECITALS

WHEREAS, the Tellurian Board has determined that it is in the best interests of Tellurian and the Tellurian Stockholders, and has declared it advisable, to enter into this Agreement with Magellan and Merger Sub providing for the merger (the “Merger”) of Merger Sub with and into Tellurian in accordance with the Delaware General Corporation Law (the “DGCL”), and the Tellurian Board has approved this Agreement, upon the terms and subject to the conditions set forth herein, and has, upon such terms and subject to such conditions, recommended that the Tellurian Stockholders vote in favor of the approval of this Agreement and the Merger;

WHEREAS, the Tellurian Board has determined that it is in the best interests of Tellurian, and has declared it advisable, to enter into this Agreement, and the Tellurian Board has approved this Agreement, upon the terms and subject to the conditions set forth herein, and has, upon such terms and subject to such conditions, recommended that the Tellurian Stockholders vote in favor of the approval of this Agreement and the Merger;

WHEREAS, the Magellan Board has determined that it is in the best interests of Magellan and the Magellan Stockholders, and has declared it advisable, to enter into this Agreement, and the Magellan Board has approved this Agreement, upon the terms and subject to the conditions set forth herein, and has, upon such terms and subject to such conditions, recommended that the Magellan Stockholders vote in favor of the approval of this Agreement and the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable this Agreement;

WHEREAS, Magellan, on its own behalf and as the sole stockholder of Merger Sub, has adopted this Agreement and approved the Merger and the other transactions contemplated hereby; and

WHEREAS, Magellan, Merger Sub, and Tellurian wish to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

The Merger

Section 1.1    The Merger. At the Effective Time, upon the terms and subject to satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into Tellurian. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Tellurian shall continue as the corporation surviving the Merger (the “Surviving Corporation”).

Section 1.2    Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the offices of Magellan, no later than the second Business Day following the satisfaction of the conditions set forth in ARTICLE VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions that, by their terms, are not capable of being satisfied until the Closing) or (b) at such other place, time and/or date as the Parties may otherwise agree; provided, however, that this Agreement may be terminated pursuant to and in accordance with Section 7.1 such that the Parties shall not be required to effect the Closing. The date upon which the Closing shall occur is referred to herein as the “Closing Date.”

Section 1.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, Magellan, Tellurian and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required by the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of Delaware or at such later date or time as may be agreed by Magellan and Tellurian in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Tellurian and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of Tellurian and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.5    Certificate of Incorporation; Bylaws. At the Effective Time, and pursuant to the Certificate of Merger, Article Fourth of the certificate of incorporation of Tellurian, as in effect on the date hereof, shall be amended to reduce the number of authorized shares to five thousand (5000) shares of Common Stock, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law.

Section 1.6    Directors and Officers. The directors of Tellurian immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Surviving Corporation shall be designated by Tellurian prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 1.7    Directors and Officers of Magellan. Prior to the Effective Time, Magellan shall take all necessary corporate action to appoint, effective immediately after the Effective Time, (a) three (3) members of the current Tellurian Board and two (2) other persons designated by Tellurian and (b) the persons designated by Tellurian as officers of Magellan.

ARTICLE II

Conversion of Securities; Exchange of Certificates

Section 2.1    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Magellan, Merger Sub, Tellurian or any of their stockholders, the following shall occur:

(a)    Conversion Generally. Each share of common stock of Tellurian, par value $0.001 per share (“Tellurian Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Tellurian Stock to be canceled pursuant to Section 2.1(b)), shall be converted into the right to receive 1.300 (the “Exchange Ratio”) shares of Magellan Stock (the “Magellan Shares” or the “Merger Consideration”). All shares of Tellurian Stock that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall as of the Effective Time no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate and each Book-Entry Share which immediately prior to the Effective Time represented such shares shall thereafter represent only the right to receive the Merger Consideration therefor in accordance with the terms of this Agreement. Certificates and Book-Entry Shares previously representing shares of Tellurian Stock (other than any shares of Tellurian Stock to be canceled pursuant to Section 2.1(b)) shall be exchanged for the Merger Consideration, without interest, upon the surrender of such Certificates or Book-Entry Shares in accordance with the provisions of Section 2.3.

(b)    Cancellation of Certain Shares. Each share of Tellurian Stock held (i) by Magellan, Merger Sub, any Subsidiary of Magellan or Merger Sub, (ii) in the treasury of Tellurian, or (iii) by any Subsidiary of Tellurian immediately prior to the Effective Time shall be automatically canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation so that, after the Effective Time, Magellan shall be the holder of all of the issued and outstanding shares of the Surviving Company’s common stock.

(d)    Change in Shares. If between the date of this Agreement and the Effective Time the outstanding shares of Tellurian Stock or Magellan Stock, or securities convertible or exchangeable into or exercisable for shares of Tellurian Stock or Magellan Stock, shall have been changed into a different number of shares or a different class in accordance with this Agreement, by reason of any stock dividend (excluding, for the avoidance of doubt, cash dividends), subdivision, reclassification, recapitalization, split, reverse split, combination, conversion, exchange of shares or any other similar transaction, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or other similar transaction.

Section 2.2    Treatment of Equity Compensation Awards. Immediately prior to the Effective Time, each restricted share of Tellurian Stock (the “Tellurian Restricted Stock”) granted and then outstanding under the Tellurian 2016 Omnibus Incentive Plan and any associated Restricted Stock Agreements and Notices of Grant shall, without any action on the part of the holder thereof, Tellurian, Magellan or Merger Sub, be converted into 1.300 shares of comparable restricted stock of Magellan.

Section 2.3    Exchange of Certificates.

(a)    Exchange Agent. Prior to the Closing Date, Magellan shall appoint an exchange agent reasonably acceptable to Tellurian (the “Exchange Agent”) for the purpose of exchanging shares of Tellurian Stock for Merger Consideration. Prior to the Effective Time, Magellan shall make available to the Exchange Agent, for the benefit of the holders of shares of Tellurian Stock, shares of Magellan Stock and, if applicable, cash in an amount equal to the aggregate Merger Consideration to be paid pursuant to this ARTICLE II (the certificates representing the shares of Magellan Stock comprising such aggregate Merger Consideration and, if applicable, cash in lieu of fractional shares, being referred to hereinafter as the “Stock Merger Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration out of the Stock Merger Exchange Fund. The Stock Merger Exchange Fund shall not be used for any purpose other than as set forth in this Agreement.

(b)    Exchange Procedures. Promptly following the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Tellurian Stock (the “Certificates”) or of non-certificated shares of Tellurian Stock represented by book-entry (“Book-Entry Shares”) (i) a letter of transmittal in form approved by Tellurian prior to the Effective Time, and (ii) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of Certificates (or affidavits of loss and, if reasonably requested by Magellan, appropriate bonds in lieu thereof), or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal, for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent or pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, without interest, allocable to such Certificates or Book-Entry Shares, and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Tellurian Stock which is not registered in the transfer records of Tellurian, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Tellurian Stock is presented to the Exchange Agent (or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal), accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration allocable to such Certificates or Book-Entry Shares. No dividends or other distributions with respect to Magellan Stock issued in the Merger having a record date after the Effective Time and payable to the holders of record thereof after the Effective Time will be paid to Persons entitled by reason of the Merger to receive Magellan Stock until such Persons surrender their Certificates (or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal) as provided in this Section 2.3(b). Upon such surrender, there shall be paid to the Person in whose name the Merger Consideration is issued any dividends or other distributions having a record date after the Effective Time and payable with respect to such Magellan Stock between the Effective Time and the time of such surrender. After such surrender, at the appropriate payment date, there shall be paid to the Person in whose name the Merger Consideration is issued any dividends or other distributions on such Magellan Stock with a payment date after such surrender which shall have a record date after the Effective Time. In no event shall the Persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

(c)    Further Rights in Tellurian Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Tellurian Stock.

(d)    Termination of Stock Exchange Fund. Any portion of the Stock Merger Exchange Fund (including any interest received with respect thereto) which remains undistributed to the holders of Tellurian Stock on the day that is six months after the Effective Time shall be delivered to Magellan upon demand, and any holders of Tellurian Stock who have not theretofore complied with this ARTICLE II shall thereafter look only to Magellan (subject to abandoned property, escheat or other similar Laws) for payment of the Merger Consideration, without any interest thereon.

(e)    No Liability. Neither the Exchange Agent nor any of the Parties shall be liable to any holder of shares of Tellurian Stock entitled to payment of the Merger Consideration under this ARTICLE II for any Merger Consideration (including any interest or cash in lieu of fractional shares) from the Stock Merger Exchange Fund properly delivered to a public official pursuant to any abandoned property, escheat or similar Law. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Magellan Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Magellan Stock for the account of the Persons entitled thereto.

(f)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in the form required by the Exchange Agent and, if reasonably required by Magellan, the posting by such Person of a bond, in such reasonable and customary amount as Magellan may direct, as indemnity against any claim that may be made with respect to such lost, stolen or destroyed Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration without any interest thereon.

(g)    Withholding. Each of Magellan, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Tellurian Stock such amounts as Magellan, the Surviving Corporation, or the Exchange Agent are required to deduct and withhold under the Code, or any applicable provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Magellan, the Surviving Corporation, or the Exchange Agent and paid over to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Tellurian Stock in respect of whom such deduction and withholding was made by Magellan, the Surviving Corporation or the Exchange Agent, as the case may be.

Section 2.4    Fractional Shares. If a holder of shares of Tellurian Stock is entitled to receive any fractional share of Magellan Stock based on application of the Exchange Ratio to the total number of shares of Tellurian Stock held by such holder immediately prior to the Effective Time, such holder will be entitled to receive, at Tellurian’s option, either (i) such fractional share or (ii) cash in lieu of such fractional shares based on the closing price of Magellan Stock on Nasdaq on the trading day immediately preceding the Effective Time multiplied by the Exchange Ratio.

Section 2.5    Stock Transfer Books. At the Effective Time, the stock transfer books of Tellurian shall be closed and thereafter there shall be no further registration of transfers of shares of Tellurian Stock outstanding on the records of Tellurian prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares shall cease to have any rights with respect to the shares of Tellurian Stock represented thereby except as otherwise provided herein or by Law. From and after the Effective Time, any Certificates presented to the Exchange Agent, Magellan or the Surviving Corporation for transfer or any other reason shall be canceled and exchanged for the applicable Merger Consideration as provided in, and in accordance with, this ARTICLE II.

ARTICLE III

Representations and Warranties of Magellan and Merger Sub

Except as disclosed in (i) the disclosure letter delivered by Magellan to Tellurian (the “Magellan Disclosure Schedule”) prior to the execution of this Agreement (provided that disclosure in any section of the Magellan Disclosure Schedule shall be deemed to be disclosure with respect to any other Section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other Section notwithstanding the omission of a reference or cross-reference thereto) and (ii) the SEC Filings (excluding any disclosure set forth in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are predictive or primarily cautionary in nature other than, in each of the foregoing, any historical facts included therein), Magellan represents and warrants to Tellurian that:

Section 3.1    Organization. Magellan is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Magellan has full corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Magellan is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect on Magellan. Magellan has made available to Tellurian accurate and complete copies of all Magellan Organizational Documents and the organizational documents of each Subsidiary of Magellan.

Section 3.2    Capitalization.

(a)    The authorized capital stock of Magellan consists of 300,000,000 shares of Magellan Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. All of the outstanding shares of Magellan Stock have been duly authorized and validly issued in accordance with the Certificate of Incorporation and are fully paid and non-assessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. As of the date hereof, there are 5,879,610 issued and outstanding shares of Magellan Stock and no preferred stock or other Securities issued or outstanding of Magellan other than Magellan Stock. No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the Magellan Stockholders may vote are issued or outstanding. As of August 2, 2016, there are issued and outstanding, unexercised options for the purchase of shares of 726,973 shares of Magellan Stock, issued pursuant to the Magellan 1998 Stock Incentive Plan or 2012 Omnibus Incentive Compensation Plan and associated award agreements. At Closing, any outstanding options held by Magellan employees, officers and directors shall be exercisable for such period of time as provided in the award agreement and the Magellan 1998 Stock Incentive Plan or 2012 Omnibus Incentive Compensation Plan. At Closing, any and all contractual or similar obligations payable to Magellan directors from Magellan or its Affiliates, or otherwise owing to such Magellan directors as a result of their past, present and future services as Magellan directors, shall have been released, save and except for: (i) 100,000 shares of Magellan Stock, which shall be issued to and divided among the Magellan directors as of Closing and (ii) the total sum of $150,000, to be divided among the Magellan directors and payable in cash at Closing; provided, however, that such release shall not affect any right to indemnification and insurance as provided in Section 5.8.

(b)    Subject to receipt of the Magellan Stockholder Approval, the Magellan Shares to be issued pursuant to this Agreement will be duly authorized and when issued and delivered pursuant to this Agreement in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.’

(c)    There are no preemptive rights to purchase any shares of Magellan Stock or Securities of any Subsidiary of Magellan. Except for the Magellan Shares to be issued pursuant to this Agreement or as set forth in Section 3.2(c) of the Magellan Disclosure Schedule, there are no outstanding options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of Magellan Stock or other Securities of Magellan or any Subsidiary of Magellan.

(d)    Except as set forth in Section 3.2(d) of the Magellan Disclosure Schedule, Magellan does not own, directly or indirectly, any capital stock, membership, interest, partnership interest, joint venture interest or other interest in any Person.

Section 3.3    Authority. Subject to the receipt of the Magellan Stockholder Approval and assuming the accuracy of the representations set forth in Section 4.24, (i) each of Magellan and Merger Sub has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (ii) the execution, delivery and performance by Magellan and Merger Sub of this Agreement, and the consummation by them of the transactions contemplated hereby, have been duly authorized, and no other corporate proceedings on the part of Magellan or Merger Sub are necessary to authorize the execution, delivery and performance by Magellan and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby; and (iii) this Agreement has been duly executed and delivered by Magellan and Merger Sub and, assuming the due authorization, execution and delivery of the other Parties, constitutes, and each other agreement, instrument or document executed or to be executed by Magellan in connection with the transactions contemplated hereby has been, or when executed will be, duly executed and delivered by Magellan and Merger Sub and, assuming the due authorization, execution and delivery of the other Parties, constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Magellan and Merger Sub enforceable against Magellan and Merger Sub in accordance with their respective terms, except that such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (B) equitable principles that may limit the availability of certain equitable remedies (such as specific performance) in certain instances (collectively, “Creditor Rights”). The Magellan Board, at a meeting duly called and held, has duly and unanimously adopted resolutions (A) approving this Agreement and the transactions contemplated hereby, (B) declaring this Agreement and the transactions contemplated hereby advisable and (C) recommending that the Magellan Stockholders adopt this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

Section 3.4    Non-Contravention. Except for the receipt of the Magellan Stockholder Approval and as otherwise indicated in Section 3.4 of the Magellan Disclosure Schedule, the execution, delivery and performance by Magellan and Merger Sub of this Agreement and the consummation by Magellan and Merger Sub of the transactions contemplated hereby do not and will not (i) conflict with or result in a violation of any provision of the Magellan Organizational Documents or the organizational documents of any Subsidiary of Magellan, (ii) materially conflict with or result in a material violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a material default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation or acceleration under, any bond, debenture, note, mortgage, indenture, lease, contract, agreement or other instrument or obligation to which Magellan or any of its Subsidiaries is a party or by which Magellan, any of its Subsidiaries or any of their properties may be bound, (iii) result in the creation or imposition of any material Encumbrance upon the properties of Magellan or any of its Subsidiaries, except for Permitted Encumbrances and Encumbrances set forth in Section 3.4 of the Magellan Disclosure Schedule or (iv) assuming compliance with the matters referred to in Section 3.6, violate, in any material respect, any applicable Law binding upon Magellan or any of its Subsidiaries.

Section 3.5    Subsidiaries. Section 3.5 of the Magellan Disclosure Schedule sets forth a true and complete list of each of Magellan’s Subsidiaries and each such Subsidiary’s jurisdiction of incorporation or organization. Each Subsidiary of Magellan is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization to the extent such jurisdiction recognizes such concept, and has all requisite organizational power and authority and governmental authorizations necessary to own, operate, lease and otherwise hold its assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each other jurisdiction specified in Section 3.5 of the Magellan Disclosure Schedule. Magellan, directly or (to the extent specified in Section 3.5 of the Magellan Disclosure Schedule) indirectly, owns 100% of the Securities of each Subsidiary of Magellan, free and clear of all Encumbrances.

Section 3.6    Governmental Approvals. No material consent, approval, Order or authorization of, or declaration, filing or registration with, any Governmental Authority is required to be obtained or made by Magellan or any Magellan Subsidiary in connection with the execution, delivery or performance by Magellan of this Agreement or the consummation by it of the transactions contemplated hereby, other than (i) compliance with any applicable federal or state securities or takeover Laws, including the filing of a proxy statement with the SEC in connection with the Merger and Registration Statement (the “Proxy/Prospectus”), as well as the filing of such other forms, notices and other documents as are required under federal securities and state blue sky Laws, (ii) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and (iii) filings with Nasdaq.

Section 3.7    Financial Statements. Each of the financial statements (including any related notes thereto) contained in the SEC Filings (the “Magellan Financial Statements”) (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the financial position of Magellan at the dates thereof and the results of Magellan’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

Section 3.8    Absence of Undisclosed Liabilities. Neither Magellan nor any of its Subsidiaries has any material liability or obligation of any nature (whether accrued, absolute, contingent, unliquidated or otherwise) that would be required to be set forth on a balance sheet of Magellan prepared in accordance with GAAP, except (i) liabilities reflected in the latest unaudited interim financial statements of Magellan filed with the SEC on Form 10-Q for the quarter ended March 31, 2016 (the “Magellan Interim Financial Statements”), (ii) liabilities which have arisen since the date of the Magellan Interim Financial Statements in the ordinary course of business (none of which is a material liability for breach of contract, tort or infringement), (iii) liabilities arising under executory provisions of contracts entered into in the ordinary course of business (none of which is a material liability for breach of contract) and (iv) liabilities disclosed in Section 3.8 of the Magellan Disclosure Schedule. At the Effective Time, neither Magellan nor any of its Subsidiaries will have any short-term or long-term debt for borrowed money outstanding, except as disclosed in Section 3.8 of the Magellan Disclosure Schedule.

Section 3.9    Absence of Certain Changes. Except as disclosed in Section 3.9 of the Magellan Disclosure Schedule, since the date of the Magellan Interim Financial Statements, (i) there has not been any change, event or condition that would reasonably be expected to result in any Material Adverse Effect on Magellan or any of its Subsidiaries, (ii) the business of Magellan and its Subsidiaries has been conducted only in the ordinary course consistent with past practice, (iii) Magellan has not incurred any material liability, engaged in any material transaction or entered into any material agreement outside the ordinary course of business consistent with past practice with respect to its business and assets, (iv) Magellan has not suffered any Loss, damage, destruction or other casualty to any of its assets (whether or not covered by insurance) that would result in a Material Adverse Effect on Magellan, and (v) there has been no event, condition, action or effect that, if taken during the period of time from the date of this Agreement through the Closing Date, would constitute a breach of Section 5.2.

Section 3.10    Title to Properties; Encumbrances. Section 3.10 of the Magellan Disclosure Schedule contains a complete and accurate list of all material real property, leaseholds, or other interests therein owned by Magellan and any of its Subsidiaries. Magellan and any of its Subsidiaries own (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own located in the facilities owned or operated by Magellan and any of its Subsidiaries or reflected as owned in the books and records of Magellan and any of its Subsidiaries, including all of the properties and assets reflected in the Magellan Balance Sheet and the Magellan Interim Balance Sheet (except for assets held under capitalized leases disclosed or not required to be disclosed in Section 3.10 of the Magellan Disclosure Schedule and personal property sold or otherwise disposed of since the date of the Magellan Balance Sheet and the Magellan Interim Balance Sheet, as the case may be, in the ordinary course of business), and all of the properties and assets purchased or otherwise acquired by Magellan and any of its Subsidiaries since the date of the

Magellan Balance Sheet (except for personal property acquired and sold since the date of the Magellan Balance Sheet in the ordinary course of business and consistent with past practice). All material properties and assets reflected in the Magellan Balance Sheet and the Magellan Interim Balance Sheet are free and clear of all material Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Magellan Balance Sheet or the Magellan Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Magellan Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current Taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of Magellan or any of its Subsidiaries, and (ii) zoning Laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto. All buildings, plants, and structures owned by Magellan and any of its Subsidiaries lie wholly within the boundaries of the real property owned by Magellan and any of its Subsidiaries and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 3.11    Compliance with Laws. Except as disclosed in Section 3.11 of the Magellan Disclosure Schedule, Magellan and its Subsidiaries have complied in all material respects with all applicable Laws, except Applicable Environmental Laws which are specifically addressed in Section 3.16, relating to any aspect of the business of Magellan and its Subsidiaries. Except as disclosed in Section 3.11 of the Magellan Disclosure Schedule, neither Magellan nor its Subsidiaries has received any written notice from any Governmental Authority relating to any aspect of the business of Magellan or its Subsidiaries or alleging that Magellan or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, in each case that would be material to Magellan. Magellan and its Subsidiaries have not been charged or, to the Knowledge of Magellan, threatened with, or under investigation with respect to, any material violation of any applicable Law relating to any aspect of the business of Magellan or its Subsidiaries.

Section 3.12    Tax Matters.

(a)    All material Tax Returns of Magellan and its Subsidiaries have been timely filed (taking into account applicable extensions of time to file) with the appropriate Taxing Authority and all such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by Magellan and its Subsidiaries have been paid and all such Taxes incurred but not yet due and owing have either been paid or properly accrued on the books and records of Magellan in accordance with U.S. generally accepted accounting principles and on the books and records of its Subsidiaries in accordance with generally accepted accounting principles in effect in the domicile of each Subsidiary.

(b)    All material Taxes required to be withheld or collected by Magellan and its Subsidiaries with respect to any employee, independent contractor, purchaser or other third party have been withheld or collected, and have been timely paid to the appropriate Taxing Authority or properly accrued.

(c)    There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Magellan or any of its Subsidiaries. There are no actions, examinations or audits currently pending or, to Magellan’s Knowledge, threatened with respect to Magellan or any of its Subsidiaries in respect of any Tax. No issue has been raised by a Taxing Authority in any prior action or examination of Magellan or any of its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period. No claim has been made in writing by any Governmental Authority in a jurisdiction where Magellan or any of its Subsidiaries does not file Tax Returns that Magellan or any of its Subsidiaries is, or may be, subject to taxation by that jurisdiction.

(d)    There are no Encumbrances for Taxes on any of the assets of Magellan or any of its Subsidiaries. There are no Encumbrances for Taxes, other than Encumbrances with respect to current period Taxes not yet due or payable, on any of the assets of Magellan or any of its Subsidiaries.

(e)    None of Magellan or any of its Subsidiaries is a party to, or subject to, any Tax sharing or similar agreement, Tax indemnity obligation or similar agreement, or other agreement or arrangement (whether or not written) with respect to Taxes that could affect the Tax liability of Magellan or any of its Subsidiaries. Magellan and its Subsidiaries have no liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or non-U.S. law) as a transferee or successor, by contract or otherwise.

(f)    None of Magellan or any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns.

(g)    None of Magellan or any of its Subsidiaries have participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b). Neither Magellan nor Merger Sub knows of any fact or has taken or failed to take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No state, federal or foreign “net operating loss” of Magellan or any of its Subsidiaries determined as of the Effective Time is subject to limitation on its use pursuant to Section 382 of the Code or comparable provisions of state or foreign Law as a result of any “ownership change” within the meaning of Section 382(g) of the Code or comparable provisions of any state or foreign Law occurring prior to the Effective Time.

Section 3.13    Legal Proceedings. Except as set forth in Section 3.13 of the Magellan Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of Magellan, threatened against or involving Magellan, any of its Subsidiaries or any of their respective properties or assets; provided, however, that Proceedings that are or will be covered by insurance in full (save and except any applicable deductibles), and where the amount claimed is within policy limits, need not be listed on Section 3.13 of the Magellan Disclosure Schedule.

Section 3.14    Brokerage Fees. Neither Magellan nor any Affiliate has retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any other transaction, except as disclosed in Section 3.14 of the Magellan Disclosure Schedule, which fee set forth on Section 3.14 of the Magellan Disclosure Schedule shall be paid by Magellan on or prior to the Effective Time.

Section 3.15    Permits. Except with respect to Permits pertaining to environmental matters covered by Section 3.16 below, Section 3.15 of the Magellan Disclosure Schedule sets forth a list of all material Permits necessary or required for the conduct of the business of Magellan and its Subsidiaries as currently conducted. Each such Permit is in full force and effect in all material respects, and

Magellan is in material compliance with its Permits. Neither Magellan nor its Subsidiaries have received any written notice from any Governmental Authority, and no Proceeding is pending or, to the Knowledge of Magellan, threatened, with respect to any alleged failure by Magellan or its Subsidiaries to have any material Permit.

Section 3.16    Environmental Matters. Except as disclosed in Section 3.16 of the Magellan Disclosure Schedule, (i) Magellan and its assets, real properties and operations are in compliance in all material respects with all applicable Laws pertaining to the environment, Hazardous Substances or Hazardous Wastes (“Applicable Environmental Laws”), including but not limited to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), and the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”); (ii) Magellan has obtained all material environmental Permits required under Applicable Environmental Laws to operate the business of Magellan as currently operated; (iii) Magellan has not received any written notice of any investigation or inquiry regarding the properties of Magellan from any Governmental Authority under any Applicable Environmental Law, and (iv) there are no Proceedings, Orders, decrees, writs, injunctions or judgments pending or in effect, or, to the Knowledge of Magellan, threatened by a Governmental Authority or other third party against Magellan that allege a violation of or liability under any Applicable Environmental Law that remain pending or unresolved, and, to the Knowledge of Magellan, there are no existing facts or circumstances that would reasonably be expected to give rise to any such Proceedings, Orders, decrees, writs, injunctions or judgments that would reasonably be expected to result in a Material Adverse Effect on Magellan. Except as disclosed in Section 3.16 of the Magellan Disclosure Schedule, to the Knowledge of Magellan, the properties of Magellan have not been used for Disposal of any Hazardous Substance such that such property would be subject to any material remedial obligations under any Applicable Environmental Laws, and to the Knowledge of Magellan, no condition otherwise exists on any of the properties of Magellan such that such property would be subject to any material remedial obligations under any Applicable Environmental Laws. The term “Hazardous Substance” as used herein shall have the meaning specified in CERCLA, and the terms “Hazardous Waste” and “Disposal” shall have the meanings specified in RCRA. All references to Magellan in this Section 3.16 shall be deemed to include the Magellan Subsidiaries.

Section 3.17    Insurance. Section 3.17 of the Magellan Disclosure Schedule contains a complete and correct list of material insurance policies, as of the date of this Agreement, maintained by or on behalf of Magellan and its Subsidiaries.

Section 3.18    Employees. Except as set forth in Section 3.18 of the Magellan Disclosure Schedule, neither Magellan nor any of its Subsidiaries are a party to, or bound by, any collective bargaining or other agreement with a labor organization. Except as set forth in Section 3.18 of the Magellan Disclosure Schedule, Magellan and its Subsidiaries are in compliance in all material respects with all applicable Laws pertaining to employment and employment practices. There is no pending or, to the Knowledge of Magellan, threatened Proceeding against or involving Magellan or any of its Subsidiaries by or before, and neither Magellan nor any of its Subsidiaries is subject to any judgment, Order, writ, injunction, or decree of or inquiry from, any Governmental Authority in connection with any former employee of Magellan or any of its Subsidiaries. Section 3.18 of the Magellan Disclosure Schedule lists all employees of Magellan and its Subsidiaries as of the date hereof.

Section 3.19    Agreements, Contracts and Commitments.

(a)    Section 3.19 of the Magellan Disclosure Schedule lists all Material Contracts of Magellan of Magellan and its Subsidiaries. Except as set forth in Section 3.19 of the Magellan

Disclosure Schedule and as contemplated hereby, Magellan is not a party to, as of the date hereof, (i) any collective bargaining agreements or any agreements that contain any severance pay liabilities or obligations, (ii) any Employee Benefit Plans, (iii) any employment agreement, contract or commitment with an employee, or agreements to pay severance, (iv) any agreements between or among Magellan or one of its Affiliates or with any Related Person of Magellan (other than agreements solely between or among Magellan and its wholly-owned Subsidiaries), (v) any agreement, indenture or other instrument for borrowed money and any agreement or other instrument which contains restrictions with respect to payment of distributions in respect of Magellan Stock or any other outstanding Securities, (vi) any agreement, contract or commitment containing any covenant limiting the freedom of Magellan to engage or compete in any line of business or with any Person or in any geographic area during any period of time, (vii) any agreement, contract or commitment relating to capital expenditures in excess of $50,000, (viii) any agreement, contract or commitment relating to the acquisition, disposition or voting of assets or capital stock of any business enterprise, including Magellan and any of its Subsidiaries, (ix) any contract that requires Magellan to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions or that contains calls on, or options to purchase, material quantities of Production, (x) any contract that provides for the indemnification by Magellan of any Person or the assumption of any Tax, environmental or other liability of any Person, (xi) any broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contract to which Magellan is a party, (xii) except for contracts relating to trade receivables, any contract relating to indebtedness (including guarantees) of Magellan, (xiii) any contract with any Governmental Authority to which Magellan is a party, (xiv) any contract to which Magellan is a party that provides for any joint venture, partnership or similar arrangement by Magellan, (xv) any agreement to sell, lease, farmout, exchange or otherwise dispose of all or any part of the properties of Magellan from and after the Closing Date, but excluding rights of reassignment upon intent to abandon any asset included in the properties of Magellan and excluding sales, in the ordinary course of Magellan’s business, of any obsolete inventory and equipment or Hydrocarbons, (xvi) any tax partnership agreement, (xvii) any agreement that constitutes a joint operating agreement, unit operating agreement, unitization or pooling agreement, participation agreement, exploration agreement, development agreement, partnership agreement, joint venture agreement or similar agreement, (xviii) any agreement that provides for an irrevocable power of attorney that will be in effect after the Closing Date or (xix) any agreement that constitutes a lease of real property. Magellan has made available to Tellurian accurate and complete copies of all written Material Contracts, including all amendments thereto. All references to Magellan in this Section 3.19 shall be deemed to include the Magellan Subsidiaries.

(b)    Except as set forth in Section 3.19 of the Magellan Disclosure Schedule, Magellan has not materially breached any of the terms or conditions of any lease, contract, agreement, commitment, instrument or understanding (whether written or oral) set forth or required to be set forth in Section 3.19 of the Magellan Disclosure Schedule. There is not, under any Material Contract, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification.

(c)    Except to the extent the enforceability thereof may be limited by Creditor Rights, each of the Material Contracts (i) constitutes the valid and binding obligation of Magellan or its Subsidiaries and constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the consummation of the Merger, will continue to constitute a valid and binding obligation of Magellan or its Subsidiaries.

Section 3.2    Benefit Plans.

(a)    Section 3.20 of the Magellan Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans (i) that Magellan or its Subsidiaries or ERISA Affiliates sponsors or maintains with respect to its current or former employees, managers, directors of other service providers, (ii) to which Magellan or its Subsidiaries or ERISA Affiliates contributes or has an obligation to contribute with respect to its current or former employees, managers, directors or other service providers, or (iii) with respect to which Magellan or its Subsidiaries or ERISA Affiliates may otherwise have any liability, whether direct or indirect (including any such plan or other arrangement previously maintained by Magellan or its Subsidiaries) (each a “Magellan Benefit Plan” and collectively referred to as the “Magellan Benefit Plans”).

(b)    With respect to each Magellan Benefit Plan, true, correct and complete copies of the following documents, to the extent applicable, have been provided or made available to Tellurian: (i) all plans and related trust documents, and amendments thereto, and all funding arrangements and insurance contracts now in effect; (ii) the two (2) most recent Forms 5500; (iii) the most recent IRS determination, advisory or opinion letter, if any; (iv) the two (2) most recent summary plan descriptions; (v) the most recent summaries of material modifications; (vi) the two (2) most recent summary annual reports; (vii) nondiscrimination, coverage and any other applicable testing performed with respect to the two (2) most recent years, if any; (viii) the two (2) most recent participant and fiduciary fee disclosure notices; (ix) the two (2) most recent summaries of benefits and coverage; (x) the most recent service agreements related to the plan’s administration; and (xi) written descriptions of all non-written agreements relating to the Magellan Benefit Plans.

(c)    No Magellan Benefit Plan is a “defined benefit plan” within the meaning of Section 3(35) of ERISA, a “multiemployer plan,” as defined in Section 3(37) of ERISA, or a plan that is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, nor has either Magellan or any of its ERISA Affiliates ever sponsored, maintained, contributed to or been obligated to contribute to any such plan.

(d)    There have been no prohibited transactions (described under Section 406 of ERISA or Section 4975(c) of the Code) or breaches of fiduciary duty or any other breaches or violations of any Law applicable to any of the Magellan Benefit Plans, in any such case that would subject Magellan or its Subsidiaries or ERISA Affiliates to any material Taxes, penalties or other liabilities. There are no investigations or audits of any Magellan Benefit Plan by any Governmental Authority currently pending and there have been no such investigations or audits that have been concluded that resulted in any liability to Magellan, its Subsidiaries or its ERISA Affiliates that has not been fully discharged, and no Magellan Benefit Plan, or within the six (6) years prior to the Closing Date, has been is a participant in any amnesty, voluntary compliance or similar program sponsored by any Governmental Authority.

(e)    Each Magellan Benefit Plan has been operated, in all material respects, in compliance with applicable Law and in accordance with its terms, and all reports, descriptions and filings required by the Code, ERISA or any government agency with respect to each Magellan Benefit Plan have, in all material respects, been timely and completely filed or distributed. Magellan or its Subsidiaries have, in all material respects, timely made all contributions and other payments required by and due under the terms of each Magellan Benefit Plan and applicable Law, including ERISA, and all benefits accrued under any unfunded Magellan Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(f)    Each Magellan Benefit Plan that is represented to be qualified under Section 401(a) of the Code has a current favorable determination letter or is the adopter of a volume submitter or prototype document that has received a favorable advisory or opinion letter from the IRS, all subsequent interim amendments have been made in a timely manner, and no such Magellan Benefit Plan has been amended or operated in a way that could reasonably be expected to adversely affect its qualified status or the tax-exempt status of its related trust. No Magellan Benefit Plan that is represented to be qualified under Section 401(a) of the Code has been terminated or partially terminated during the preceding six (6) years, nor has Magellan discontinued contributions to any such plan, without notice to and approval by the IRS, to the extent such notice to and approval by the IRS is required by applicable Law.

(g)    There are no pending Claims relating to any Magellan Benefit Plan (other than ordinary claims for benefits) and none are threatened.

(h)    No Magellan Benefit Plan provides post-termination or retiree medical or retiree life insurance benefits to any person for any reason, except as required under Section 4980B of the Code and subsequent guidance, and neither Magellan nor any of its Subsidiaries or ERISA Affiliates has any liability to provide post-termination or retiree medical or retiree life insurance benefits to any person or, to Magellan’s Knowledge, ever represented, promised or contracted to any person (either individually or as part of a group) that any such person would be provided with such post-termination benefits, except to the extent required under Section 4980B of the Code and subsequent guidance. Each Magellan Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or similar state Law, is currently in compliance with and has always complied with the applicable continuation requirements of Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Section 601 through 608, inclusive, of ERISA or similar state applicable Law, in each case in all material respects.

(i)    Magellan and its Subsidiaries and its ERISA Affiliates have not established or maintained, nor have any liability with respect to, any deferred compensation plan, program, or arrangement (including any “nonqualified deferred compensation plan”) that is not in compliance with the applicable provisions of Section 409A of the Code and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(j)    Each Magellan Benefit Plan is amendable and terminable unilaterally by Magellan or its Subsidiaries or ERISA Affiliates at any time without liability or expense (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto). The investment vehicles used to fund any Magellan Benefit Plan may be changed at any time without incurring a sales charge, surrender fee or similar expense.

(k)    Except as set forth on Section 3.20 of the Magellan Disclosure Schedule, neither the execution of this Agreement, the consummation of the Merger nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events) (i) entitle any current or former director, employee, contractor or consultant of Magellan or any of its Subsidiaries or ERISA Affiliates to severance pay or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of Magellan or any of its Subsidiaries or ERISA Affiliates to merge, amend or terminate any Magellan Benefit Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Magellan Benefit Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 3.21    Hedging. Magellan and its Subsidiaries are not engaged in any commodity or foreign exchange futures, option, hedging or derivatives transactions or arrangements in respect of which it has any future liability, nor is it a party to any price swaps, hedges, futures or similar instruments. Magellan and its Subsidiaries are not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, securities or currencies.

Section 3.22    Regulatory Agencies. Except as set forth in Section 3.22 of the Magellan Disclosure Schedule, all filings heretofore made by Magellan and its Subsidiaries with all federal, state and local agencies or commissions were made in compliance with applicable Laws and the factual information contained therein was true and correct, in each case in all material respects as of the respective dates of such filings. The right of Magellan and its Subsidiaries to receive payment pursuant to any tariff, rate schedule or similar instrument filed with or subject to the jurisdiction of any Governmental Authority has not been suspended, and neither Magellan nor its Subsidiaries has received written notification questioning the validity of any such tariff, rate schedule or similar instrument that is material to the operations of the properties of Magellan, taken as a whole, from any Governmental Authority or customer.

Section 3.23    Intellectual Property. Magellan owns or has the right to use pursuant to a license, sublicense, agreement or otherwise all material patents, trademarks, copyrights, trade secrets, know-how and other items of intellectual property (collectively, “Intellectual Property”) required in the operation of its business as presently conducted or planned to be conducted. No third party has asserted in writing delivered to Magellan or its Subsidiaries an unresolved claim that Magellan or its Subsidiaries are infringing on the Intellectual Property of such third party, and to the Knowledge of Magellan, no third party is infringing on the Intellectual Property owned by Magellan or its Subsidiaries.

Section 3.24    SEC Filings. Since July 1, 2012, Magellan has filed with or furnished to the SEC all SEC Filings required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed or furnished (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed SEC Filing prior to the date hereof, in which case as of the date of such amendment), each SEC Filing as of the date filed (i) complied (or to the extent filed after the date hereof and prior to the Closing Date, will comply) in all material respects with the applicable requirements of the Exchange Act and the Securities Act (as the case may be) and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the SEC Filing and (ii) did not contain (or to the extent filed after the date hereof and prior to the Closing Date, will not contain) any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding written comments from the SEC with respect to any SEC Filings.

Section 3.25    Certain Business Practices.

(a)    To the Knowledge of Magellan, neither Magellan nor any Subsidiary has since January 1, 2010, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Authority of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under any applicable Anti-Corruption Laws (as defined below) of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time applicable to Magellan and the Subsidiaries and their respective operations, except as would not constitute a Material Adverse Effect. Magellan has instituted and maintained policies and procedures designed to ensure compliance with such Laws.

(b)    To the Knowledge of Magellan and except as would not constitute a Material Adverse Effect, none of Magellan, any Subsidiary or any Affiliate of Magellan, nor any of their respective directors, officers, employees, agents or other Representatives, or anyone acting on behalf of Magellan or its Subsidiaries, is aware of or has taken, since January 1, 2010, any action, directly or indirectly, that would result in a violation of: the FCPA; the Bribery Act; or any analogous anticorruption Laws applicable to Magellan, the Subsidiaries or Affiliates of Magellan, as applicable (collectively, “Anti-Corruption Laws”), including, without limitation, offering, paying, promising to pay or authorizing the payment of money or anything of value to a foreign governmental official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a foreign governmental official and used for the purpose of (A) influencing any act or decision of a foreign governmental official or other Person, including a decision to fail to perform official functions, (B) inducing any foreign governmental official or other Person to do or omit to do any act in violation of the lawful duty of such official, (C) securing any improper advantage, or (D) inducing any foreign governmental official to use influence with any Governmental Authority in order to affect any act or decision of such Governmental Authority, in order to assist Magellan, any Subsidiary or any Affiliate of Magellan in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws.

(c)    No proceeding by or before any Governmental Authority involving Magellan, any Subsidiary or any Affiliate of Magellan, or any of their directors, officers, employees, or agents, or anyone acting on behalf of Magellan or its Subsidiaries, with respect to any applicable Anti-Corruption Laws is pending or, to the Knowledge of Magellan, threatened. Since January 1, 2010, no civil or criminal penalties have been imposed on Magellan, any Subsidiary or any Affiliate of Magellan with respect to violations of any applicable Anti-Corruption Law, except as have already been disclosed in the SEC Filings, nor have any disclosures been submitted to any Governmental Authority with respect to violations of the FCPA, the Bribery Act or any other applicable Anti-Corruption Laws.

(d)    Except as would not constitute a Material Adverse Effect, the operations of Magellan and the Subsidiaries are and have been, since January 1, 2010, conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Magellan or any Subsidiary with respect to the Money Laundering Laws is pending or, to the Knowledge of Magellan, threatened.

Section 3.26    Information Provided. None of the information supplied or to be supplied by Magellan for inclusion or incorporation by reference in (a) the Magellan registration statement on Form S-4 (the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, and (b) the Proxy/Prospectus will, at the date the Proxy/Prospectus is mailed to the Magellan Stockholders or Tellurian Stockholders or at the time of the meeting of the Magellan Stockholders or Tellurian Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Proxy/Prospectus supplied by Magellan will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Magellan with respect to statements made or incorporated by reference therein based on information regarding Tellurian incorporated by reference in the Proxy/Prospectus or supplied by Tellurian specifically for inclusion in the Proxy/Prospectus.

Section 3.27    Magellan Fairness Opinion. The Magellan Board has received the Magellan Fairness Opinion as of or prior to the date hereof.

Section 3.28    Magellan Stockholder Approval. The Magellan Stockholder Approval is the only vote or approval required of the holders of any class or series of Magellan capital stock that shall be necessary to adopt this Agreement and to consummate the transactions contemplated hereby, including the Merger.

Section 3.29    No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (as qualified by the Magellan Disclosure Schedule) and the SEC Filings, neither Magellan nor any other Person makes (and Tellurian agrees that it is not relying upon) any other express or implied representation or warranty with respect to Magellan (including the value, condition or use of any asset) or the transactions contemplated by this Agreement, and Magellan disclaims any other representations or warranties not contained in this Agreement or the SEC Filings, whether made by Magellan, any Affiliate of Magellan or any of their respective officers, directors, managers, employees or agents. Except for the representations and warranties contained in this Agreement (as qualified by the Magellan Disclosure Schedule) and the SEC Filings, Magellan disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Tellurian or any of its Affiliates or any of its officers, directors, managers, employees or agents (including any opinion, information, projection or advice that may have been or may be provided to Tellurian by any director, officer, employee, agent, consultant or representative of Magellan or any of its Affiliates). The disclosure of any matter or item in the Magellan Disclosure Schedule shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would or would reasonably be expected to result in a Material Adverse Effect on Magellan.

ARTICLE IV

Representations and Warranties of Tellurian

Except as disclosed in the disclosure letter delivered by Tellurian to Magellan (the “Tellurian Disclosure Schedule”) prior to the execution of this Agreement (provided that disclosure in any section of the Tellurian Disclosure Schedule shall be deemed to be disclosure with respect to any other Section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other Section notwithstanding the omission of a reference or cross-reference thereto), Tellurian represents and warrants to Magellan that:

Section 4.1    Organization. Tellurian is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Tellurian has full corporate power and authority to carry on its business as presently conducted. Tellurian is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect on Tellurian. Tellurian has made available to Magellan accurate and complete copies of all Tellurian Organizational Documents and the organizational documents of each Subsidiary of Tellurian.

Section 4.2    Capitalization.

(a)    The authorized capital stock of Tellurian consists of 200,000,000 shares of Tellurian Stock, of which 93,631,000 shares are issued and outstanding and no shares are held in treasury as of the date hereof. All of the outstanding shares of Tellurian Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights.

(b)    There are no preemptive rights to purchase any Securities of Tellurian or any Tellurian Subsidiary. Except as set forth in Section 4.2 of the Tellurian Disclosure Schedule, there are no outstanding options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of Tellurian Stock or other Securities of Tellurian or any Subsidiary of Tellurian.

(c)    Except as set forth in Section 4.2 of the Tellurian Disclosure Schedule, Tellurian does not own, directly or indirectly, any capital stock, membership, interest, partnership interest, joint venture interest or other interest in any Person.

Section 4.3    Authority. Subject to the receipt of the Tellurian Stockholder Approval, Tellurian has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Tellurian of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized, and no other corporate proceedings on the part of Tellurian are necessary to authorize the execution, delivery and performance by Tellurian of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Tellurian and, assuming the due authorization, execution and delivery of the other Parties, constitutes, and each other agreement, instrument or document executed or to be executed by Tellurian in connection with the transactions contemplated hereby has been, or when executed will be, duly executed and delivered by Tellurian and, assuming the due authorization, execution and delivery of the other Parties, constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Tellurian enforceable against Tellurian in accordance with their respective terms, except that such enforceability may be limited by Creditor Rights.

Section 4.4    Non-Contravention. Subject to the receipt of the Tellurian Stockholder Approval, the execution, delivery and performance by Tellurian of this Agreement and the consummation by it of the transactions contemplated hereby, do not and will not (i) conflict with or result in a violation of any provision of the certificate of incorporation, bylaws or other governing instruments of Tellurian or any of its Subsidiaries, (ii) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation or acceleration under, any bond, debenture, note, mortgage, indenture, lease, contract, agreement or other instrument or obligation to which Tellurian or any of its Subsidiaries is a party or by which Tellurian or any of its Subsidiaries may be bound, (iii) result in the creation or imposition of any Encumbrance upon any property of Tellurian or any of its Subsidiaries except for Permitted Encumbrances and Encumbrances set forth in Section 4.4 of the Tellurian Disclosure Schedule, or (iv) assuming compliance with the matters referred to in Section 4.6, violate any applicable Law binding upon Tellurian or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv) above, for any such conflicts, violations, defaults, terminations, cancellations, accelerations or Encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Tellurian.

Section 4.5    Subsidiaries. Section 4.5 of the Tellurian Disclosure Schedule sets forth a true and complete list of each of Tellurian’s Subsidiaries and each such Subsidiary’s jurisdiction of incorporation or organization. Each Subsidiary of Tellurian is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization to the extent such jurisdiction recognizes such concept, and has all requisite organizational power and authority and governmental authorizations necessary to own, operate, lease and otherwise hold its assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each other jurisdiction in which it owns, operates, leases or otherwise holds assets, or conducts any business, so as to require such qualification, except where the lack of such power, authority, authorization, license or qualification would not, individually or in the aggregate, have a Material Adverse Effect on Tellurian. Tellurian, directly or indirectly, owns 100% of the Securities of each Subsidiary of Tellurian, free and clear of all Encumbrances.

Section 4.6    Governmental Approvals. No material consent, approval, Order or authorization of, or declaration, filing or registration with, any Governmental Authority is required to be obtained or made by Tellurian or any Tellurian Subsidiary in connection with the execution, delivery or performance by it of this Agreement or the consummation by it of the transactions contemplated hereby, other than (a) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, and (b) any such consent, approval, Order, authorization, registration, filing, or permit the failure to obtain or make has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Tellurian.

Section 4.7    Financial Statements. Tellurian has delivered to Magellan the unaudited consolidated balance sheet with assets, liabilities and stockholders’ equity of Tellurian as of June 30, 2016, and the consolidated statement of operations, consolidated statements of changes in stockholder’s equity, and consolidated statements of cash flow for the six (6) months then ended (the “Unaudited Tellurian Financial Statements.” Prior to the Effective Time, Tellurian shall deliver to Magellan the audited consolidated balance sheet of Tellurian Services, a Delaware limited liability company and the wholly-owned subsidiary of Tellurian, as of December 31, 2015, and the related audited statements of operations, stockholders’ equity and cash flows for the year then ended, and the notes and schedules thereto (the “Audited Tellurian Financial Statements,” and together with the Unaudited Tellurian Financial Statements, the “Tellurian Financial Statements”). The Tellurian Financial Statements (A) shall have been prepared from the books and records of Tellurian in conformity with GAAP applied on a basis consistent with preceding years throughout the periods involved, and (B) accurately and fairly present in all material respects the consolidated financial position of Tellurian as of the respective dates thereof and its consolidated results of operations and cash flows for the periods then ended.

Section 4.8    Absence of Undisclosed Liabilities. Neither Tellurian nor any of its Subsidiaries has any material liability or obligation of any nature (whether accrued, absolute, contingent, unliquidated or otherwise) that would be required to be set forth on a balance sheet of Tellurian prepared in accordance with GAAP, except (i) liabilities reflected in the Unaudited Tellurian Financial Statements, (ii) liabilities which have arisen since the date of the Unaudited Tellurian Financial Statements in the ordinary course of business (none of which is a material liability for breach of contract, tort or infringement), (iii) liabilities arising under executory provisions of contracts entered into in the ordinary course of business (none of which is a material liability for breach of contract) and (iv) liabilities disclosed in Section 4.8 of the Tellurian Disclosure Schedule.

Section 4.9    Absence of Certain Changes. Except as disclosed in Section 4.9 of the Tellurian Disclosure Schedule, since the date of the Unaudited Tellurian Financial Statements, (i) there has not been any change, event or condition that would reasonably be expected to result in any Material Adverse Effect on Tellurian, (ii) the business of Tellurian has been conducted only in the ordinary course consistent with past practice, (iii) Tellurian has not incurred any material liability, engaged in any material transaction or entered into any material agreement outside the ordinary course of business consistent with past practice with respect to its business and assets, (iv) Tellurian has not suffered any Loss, damage, destruction or other casualty to any of its assets (whether or not covered by insurance) that would result in a Material Adverse Effect on Tellurian, and (v) there has been no event, condition, action or effect that, if taken during the period of time from the date of this Agreement through the Closing Date, would constitute a breach of Section 5.2.

Section 4.10    Compliance with Laws. Except as disclosed in Section 4.10 of the Tellurian Disclosure Schedule, to the Knowledge of Tellurian, Tellurian has complied in all material respects with all applicable Laws relating to any aspect of the business of Tellurian. Except as disclosed in Section 4.10 of the Tellurian Disclosure Schedule, Tellurian has not received any written notice from any Governmental Authority relating to any aspect of the business of Tellurian or alleging that Tellurian is not in compliance with or is in default or violation of any applicable Law. Tellurian has not been charged or, to the Knowledge of Tellurian, threatened with, or under investigation with respect to, any material violation of any applicable Law relating to any aspect of the business of Tellurian.

Section 4.11    Tax Matters.

(a)    All material Tax Returns of Tellurian have been timely filed (taking into account applicable extensions of time to file) with the appropriate Taxing Authority and all such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by Tellurian have been paid and all such Taxes incurred but not yet due and owing have either been paid or properly accrued on the books and records of Tellurian in accordance with U.S. generally accepted accounting principles.

(b)    All material Taxes required to be withheld or collected by Tellurian with respect to any employee, independent contractor, purchaser or other third party have been withheld or collected, and have been timely paid to the appropriate Taxing Authority or properly accrued.

(c)    There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Tellurian. There are no actions, examinations or audits currently pending or, to Tellurian’s Knowledge, threatened with respect to Tellurian in respect of any Tax. No issue has been raised by a Taxing Authority in any prior action or examination of Tellurian which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period. No claim has been made in writing by any Governmental Authority in a jurisdiction where Tellurian does not file Tax Returns that Tellurian is, or may be, subject to taxation by that jurisdiction.

(d)    There are no Encumbrances for Taxes on any of the assets of Tellurian. There are no Encumbrances for Taxes, other than Encumbrances with respect to current period Taxes not yet due or payable, on any of the assets of Tellurian.

(e)    Tellurian is not a party to, and Tellurian is not subject to, any Tax allocation, Tax sharing or similar agreement, Tax indemnity obligation or similar agreement, or other agreement or arrangement (whether or not written) with respect to Taxes that could affect the Tax liability of Tellurian. Tellurian has no liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or non-U.S. law) as a transferee or successor, by contract or otherwise.

(f)    Tellurian has not participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b). Tellurian does not know of any fact or has taken or failed to take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.12    Legal Proceedings. Except as set forth in Section 4.12 of the Tellurian Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of Tellurian, threatened against or involving Tellurian, any Subsidiary of Tellurian or any of their respective properties or assets; provided, however, that Proceedings that are or will be covered by insurance in full (save and except any applicable deductibles), and where the amount claimed is within policy limits, need not be listed on Section 4.12 of the Tellurian Disclosure Schedule.

Section 4.13    Brokerage Fees. Tellurian has not retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby.

Section 4.14    Environmental Matters. Except as disclosed in Section 4.14 of the Tellurian Disclosure Schedule, (i) Tellurian and its assets, real properties and operations are in compliance in all material respects with all Applicable Environmental Laws; (ii) Tellurian has obtained all material environmental Permits required under Applicable Environmental Laws to operate the business of Tellurian as currently operated; (iii) Tellurian has not received any written notice of any investigation or inquiry regarding the properties of Tellurian from any Governmental Authority under any Applicable Environmental Law, and (iv) there are no Proceedings, Orders, decrees, writs, injunctions or judgments pending or in effect, or, to the Knowledge of Tellurian, threatened by a Governmental Authority or other third party against Tellurian that allege a violation of or liability under any Applicable Environmental Law that remain pending or unresolved, and, to the Knowledge of Tellurian, there are no existing facts or circumstances that would reasonably be expected to give rise to any such Proceedings, Orders, decrees, writs, injunctions or judgments that would reasonably be expected to result in a Material Adverse Effect on Tellurian. Except as disclosed in Section 4.14 of the Tellurian Disclosure Schedule, to the Knowledge of Tellurian, the properties of Tellurian have not been used for Disposal of any Hazardous Substance such that such property would be subject to any material remedial obligations under any Applicable Environmental Laws, and to the Knowledge of Tellurian, no condition otherwise exists on any of the properties of Tellurian such that such property would be subject to any material remedial obligations under any Applicable Environmental Laws. All references to Tellurian in this Section 4.14 shall be deemed to include the Tellurian Subsidiaries.

Section 4.15    Employees. Except as set forth in Section 4.15 of the Tellurian Disclosure Schedule, Tellurian is not a party to, or bound by, any collective bargaining or other agreement with a labor organization. Except as set forth in Section 4.15 of the Tellurian Disclosure Schedule, Tellurian is in compliance in all material respects with all applicable Laws pertaining to employment and employment practices. There is no pending or, to the Knowledge of Tellurian, threatened Proceeding against or involving Tellurian by or before, and Tellurian is not subject to any judgment, Order, writ, injunction, or decree of or inquiry from, any Governmental Authority in connection with any former employee of Tellurian.

Section 4.16    Agreements, Contracts and Commitments.

(a)    Section 4.16 of the Tellurian Disclosure Schedule lists all Material Contracts of Tellurian. Except as set forth in Section 4.16 of the Tellurian Disclosure Schedule and as contemplated hereby, Tellurian is not a party to, as of the date hereof, (i) any collective bargaining agreements or any agreements that contain any severance pay liabilities or obligations, (ii) any Employee Benefit Plans, (iii) any employment agreement, contract or commitment with an employee, or agreements to pay severance, (iv) any agreements between or among Tellurian or one of its Affiliates or with any Related Person of Tellurian (other than agreements solely between or among Tellurian and its wholly owned Subsidiaries), (v) any agreement, indenture or other instrument for borrowed money and any agreement or other instrument which contains restrictions with respect to payment of distributions in respect of any outstanding Securities, (vi) any agreement, contract or commitment containing any covenant limiting the freedom of Tellurian to engage or compete in any line of business or with any Person or in any geographic area during any period of time, (vii) any agreement, contract or commitment relating to capital expenditures in excess of $50,000, (viii) any agreement, contract or commitment relating to the acquisition, disposition or voting of assets or capital stock of any business enterprise, including Tellurian and any of its Subsidiaries, (ix) any contract that requires Tellurian to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions, (x) any contract that provides for the indemnification by Tellurian of any Person or the assumption of any Tax, environmental or other liability of any Person, (xi) any broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contract to which Tellurian is a party, (xii) except for contracts relating to trade receivables, any contract relating to indebtedness (including guarantees) of Tellurian, (xiii) any contract with any Governmental Authority to which Tellurian is a party, (xiv) any contract to which Tellurian is a party that provides for any joint venture, partnership or similar arrangement by Tellurian, (xv) any tax partnership agreement, (xvi) any agreement that constitutes a joint operating agreement, unit operating agreement, unitization or pooling agreement, participation agreement, exploration agreement, development agreement, partnership agreement, joint venture agreement or similar agreement, (xvii) any agreement that provides for an irrevocable power of attorney that will be in effect after the Closing Date or (xviii) any agreement that constitutes a lease of real property. Tellurian has made available to Magellan accurate and complete copies of all written Material Contracts, including all amendments thereto. All references to Tellurian in this Section 4.16 shall be deemed to include the Tellurian Subsidiaries.

(b)    Except as set forth in Section 4.16(b) of the Tellurian Disclosure Schedule, Tellurian has not materially breached any of the terms or conditions of any Material Contract. There is not, to the Knowledge of Tellurian, under any Material Contract, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification.

(c)    Except to the extent the enforceability thereof may be limited by Creditor Rights, each of the Material Contracts (i) constitutes the valid and binding obligation of Tellurian and constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the consummation of the Merger, will continue to constitute a valid and binding obligation of Tellurian.

Section 4.17    Benefit Plans. Section 4.17 of the Tellurian Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans (a) that Tellurian sponsors or maintains with respect to its current or former employees, managers, directors of other service providers, (b) to which Tellurian contributes or has an obligation to contribute with respect to its current or former employees, managers, directors or other service providers, or (c) with respect to which Tellurian may otherwise have any liability, whether direct or indirect (including any such plan or other arrangement previously maintained by Tellurian) (each a “Tellurian Benefit Plan” and collectively referred to as the “Tellurian

Benefit Plans”). With respect to each Tellurian Benefit Plan, true, correct and complete copies of the following documents, to the extent applicable, have been provided or made available to Magellan: (i) all plans and related trust documents, and amendments thereto; (ii) the two (2) most recent Forms 5500; (iii) the most recent IRS determination, advisory or opinion letter, if any; (iv) the two (2) most recent summary plan descriptions; (v) the most recent summaries of material modifications; (vi) the two (2) most recent summary annual reports; (vii) nondiscrimination, coverage and any other applicable testing performed with respect to the two (2) most recent years, if any; (viii) the two (2) most recent participant and fiduciary fee disclosure notices; (ix) the two (2) most recent summaries of benefits and coverage; (x) the most recent service agreements related to the plan’s administration; and (xi) written descriptions of all non-written agreements relating to the Tellurian Benefit Plans. No Tellurian Benefit Plan is a “defined benefit plan” within the meaning of Section 3(35) of ERISA, a “multiemployer plan,” as defined in Section 3(37) of ERISA, or a plan that is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, nor has either Tellurian or any of its ERISA Affiliates ever sponsored, maintained, contributed to or been obligated to contribute to any such plan. There have been no prohibited transactions (described under Section 406 of ERISA or Section 4975(c) of the Code) or breaches of fiduciary duty or any other breaches or violations of any Law applicable to any of the Tellurian Benefit Plans, in any such case that would subject Tellurian to any material Taxes, penalties or other liabilities. There are no investigations or audits of any Tellurian Benefit Plan by any Governmental Authority currently pending and there have been no such investigations or audits that have been concluded that resulted in any liability to Tellurian, its Subsidiaries or its ERISA Affiliates that has not been fully discharged. Each Tellurian Benefit Plan has been operated, in all material respects, in compliance with applicable Law and in accordance with its terms, and all reports, descriptions and filings required by the Code, ERISA or any government agency with respect to each Tellurian Benefit Plan have, in all material respects, been timely and completely filed or distributed. Each Tellurian Benefit Plan that is represented to be qualified under Section 401(a) of the Code has a current favorable determination letter or is the adopter of a volume submitter or prototype document that has received a favorable advisory or opinion letter from the IRS, all subsequent interim amendments have been made in a timely manner, and no such Tellurian Benefit Plan has been amended or operated in a way that could reasonably be expected to adversely affect its qualified status or the tax-exempt status of its related trust. No Tellurian Benefit Plan that is represented to be qualified under Section 401(a) of the Code has been terminated or partially terminated during the preceding six years, nor has Tellurian discontinued contributions to any such plan, without notice to and approval by the IRS, to the extent such notice to and approval by the IRS is required by applicable Law. There are no pending Claims relating to any Tellurian Benefit Plan (other than ordinary claims for benefits) and none are threatened. No Tellurian Benefit Plan provides retiree medical or retiree life insurance benefits, except as required under Section 4980B of the Code and subsequent guidance. Each Tellurian Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or similar state Law, is currently in compliance with an has always complied with the applicable continuation requirements of Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Section 601 through 608, inclusive, of ERISA or similar state applicable Law. Tellurian has not established or maintained, nor has any liability with respect to, any deferred compensation plan, program, or arrangement (including any “nonqualified deferred compensation plan”) that is not in compliance with the applicable provisions of Section 409A of the Code. Each Tellurian Benefit Plan is amendable and terminable unilaterally by Tellurian or its Subsidiaries at any time without liability or expense (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto). The investment vehicles used to fund any Tellurian Benefit Plan may be changed at any time without incurring a sales charge, surrender fee or similar expense.

Section 4.18    Hedging. Tellurian is not engaged in any commodity or foreign exchange futures, option, hedging or derivatives transactions or arrangements in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments. Tellurian is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, securities or currencies.

Section 4.19    Regulatory Agencies. Except as set forth in Section 4.26 of the Tellurian Disclosure Schedule, all filings heretofore made by Tellurian and its Subsidiaries with all federal, state and local agencies or commissions were made in compliance with applicable Laws and the factual information contained therein was true and correct, in each case in all material respects as of the respective dates of such filings. The right of Tellurian and its Subsidiaries to receive payment pursuant to any tariff, rate schedule or similar instrument filed with or subject to the jurisdiction of any Governmental Authority has not been suspended, and neither Tellurian nor its Subsidiaries has received written notification questioning the validity of any such tariff, rate schedule or similar instrument that is material to the operations of the properties of Tellurian, taken as a whole, from any Governmental Authority or customer.

Section 4.20    Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Tellurian, (a) Tellurian owns or has the right to use pursuant to a license, sublicense, agreement or otherwise all material items of Intellectual Property required in the operation of its business as presently conducted or planned to be conducted; (b) no third party has asserted in writing delivered to Tellurian or its Subsidiaries an unresolved claim that Tellurian or its Subsidiaries are infringing on the Intellectual Property of such third party; and (c) to the Knowledge of Tellurian, no third party is infringing on the Intellectual Property owned by Tellurian or its Subsidiaries.

Section 4.21    Compliance with Securities Laws and Accuracy of Disclosure. Tellurian and its Subsidiaries have complied, in all material respects, with all applicable securities Laws in connection with the offering contemplated by its private placement memorandum dated June 14, 2016 (the “PPM”) and any other offers or sales of their Securities since inception. The PPM did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The plan for the development of Tellurian’s business as set forth in the PPM is, in the good faith judgment of Tellurian, achievable, subject to the risks and contingencies described in the PPM.

Section 4.22    Tellurian Stockholder Approval. The Tellurian Stockholder Approval is the only vote or approval required of the holders of any class or series of Tellurian capital stock that shall be necessary to adopt this Agreement and to consummate the transactions contemplated hereby, including the Merger.

Section 4.23    Independent Evaluation. In entering into this Agreement, Tellurian acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement, the information in the SEC Filings and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, Tax or other consequences of this transaction, including its own estimate and appraisal of the extent and value of the Hydrocarbons associated with the properties of Magellan.

Section 4.24    Ownership of Magellan Common Stock. Neither Tellurian nor any “affiliate” or “associate” (as such terms are used in Section 203 of the DGCL) of Tellurian, is, or was or became at any time during the last three years, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Magellan.

Section 4.25    Information Provided. None of the information supplied or to be supplied by Tellurian for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, and (b) the Proxy/Prospectus will, at the date the Proxy/Prospectus is mailed to the Magellan Stockholders and Tellurian Stockholders or at the time of the meeting of the Magellan Stockholders and Tellurian Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Proxy/Prospectus supplied by Tellurian will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Tellurian with respect to statements made or incorporated by reference therein based on information regarding Magellan incorporated by reference in the Proxy/Prospectus or supplied by Magellan specifically for inclusion in the Proxy/Prospectus.

Section 4.26    No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (as qualified by the Tellurian Disclosure Schedule), neither Tellurian nor any other Person makes (and Magellan agrees that it is not relying upon) any other express or implied representation or warranty with respect to Tellurian (including the value, condition or use of any asset) or the transactions contemplated by this Agreement, and Tellurian disclaims any other representations or warranties not contained in this Agreement, whether made by Tellurian, any Affiliate of Tellurian or any of their respective officers, directors, managers, employees or agents. Except for the representations and warranties contained in this Agreement (as qualified by the Tellurian Disclosure Schedule), Tellurian disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Magellan or any of its Affiliates or any of its officers, directors, managers, employees or agents (including any opinion, information, projection or advice that may have been or may be provided to Magellan by any director, officer, employee, agent, consultant or representative of Tellurian or any of its Affiliates). The disclosure of any matter or item in the Tellurian Disclosure Schedule shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would or would reasonably be expected to result in a Material Adverse Effect on Tellurian.

ARTICLE V

Additional Covenants and Agreements

Section 5.1    Preparation of the Proxy/Prospectus; Magellan Stockholder Meeting.

(a)    As soon as reasonably practicable following the date of this Agreement, Magellan shall prepare and file with the SEC a preliminary Proxy/Prospectus to obtain the Magellan Stockholder Approval and Tellurian Stockholder Approval. Magellan shall use its reasonable best efforts to have the Proxy/Prospectus cleared for use under the Exchange Act as promptly as practicable after such filing. Magellan shall cause the Proxy/Prospectus to be mailed to the Magellan Stockholders as promptly as practicable after the clearance is received from the SEC. If at any time prior to the Closing Date any information relating to Magellan, Tellurian, or any of their respective Affiliates, directors or officers, is discovered by any Party that should be set forth in an amendment or supplement to the Proxy/Prospectus so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and Magellan shall promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate the same to the Magellan Stockholders. Magellan shall promptly notify Tellurian of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy/Prospectus or for additional information, and Magellan shall supply Tellurian with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy/Prospectus or the transactions contemplated hereby. Each of Magellan and Tellurian represents to the other that the information supplied or to be supplied by such Party for inclusion or incorporation by reference in the Proxy/Prospectus and any amendment or supplement thereto will not, at the date of mailing to stockholders and at the time of the Magellan Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading.

(b)    As promptly as reasonably practicable after the date of this Agreement, Magellan shall file with the SEC the Registration Statement containing the Proxy/Prospectus. Magellan and Tellurian shall use all reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Magellan and Tellurian shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities Laws in connection with the issuance of Magellan Shares in the Merger and (i) Magellan shall furnish all information concerning Magellan and the holders of shares of Magellan capital stock, and (ii) Tellurian shall furnish all information concerning Tellurian and the holders of shares of Tellurian capital stock, as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Magellan shall cause the Proxy/Prospectus to be mailed to the Magellan Stockholders and Tellurian Stockholders, and if necessary, after the definitive Proxy/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Effective Time, the officers and directors of Magellan or Tellurian discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Proxy/Prospectus or Registration Statement not misleading, then such Party shall immediately notify each other Party of such misstatements or omissions. Magellan shall advise Tellurian, and Tellurian shall advise Magellan, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Magellan Shares for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c)    Subject to Section 5.3, Magellan shall, (i) as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Magellan Stockholder Meeting and (ii) through the Magellan Board, recommend to the Magellan Stockholders that they adopt this Agreement and approve the Merger pursuant to this Agreement (the “Magellan Board Recommendation”). Except to the extent there is an Adverse Recommendation Change, Magellan shall include in the Proxy/Prospectus a copy of the Magellan Fairness Opinion and (subject to Section 5.3) the Magellan Board Recommendation. Notwithstanding anything in this Agreement to the contrary, Magellan may postpone or adjourn the Magellan Stockholder Meeting (A) after consultation with Tellurian, and with Tellurian’s consent (not to be unreasonably withheld, conditioned or delayed), to solicit additional proxies for the purpose of obtaining the Magellan Stockholder Approval, (B) for the absence of quorum, (C) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Magellan has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Magellan Stockholders prior to the Magellan Stockholder Meeting and (D) if Magellan has delivered any notice contemplated by Section 5.3(c). Except to the extent there is an Adverse Recommendation Change, each of Magellan and Tellurian shall use their respective reasonable best efforts to solicit their respective stockholders to obtain the Magellan Stockholder Approval and Tellurian Stockholder Approval, respectively.

(d)    Subject to Section 5.3, Tellurian shall, as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Tellurian Stockholder Meeting. Notwithstanding anything in this Agreement to the contrary, Tellurian may postpone or adjourn the Tellurian Stockholder Meeting to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Tellurian has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Tellurian Stockholders prior to the Magellan Stockholder Meeting.

Section 5.2    Conduct of Business.

(a)    Except (i) as expressly permitted by or set forth in this Agreement, (ii) as set forth in the Magellan Disclosure Schedule or the Tellurian Disclosure Schedule, as applicable, (iii) as required by applicable Law or (iv) as agreed to in writing by the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Closing, Magellan shall conduct its business in the ordinary course of business consistent with past practice, and each of Magellan and Tellurian shall, and shall cause each of their respective Subsidiaries to, (A) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (B) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Material Contracts. Without limiting the generality of the foregoing, except (1) as expressly permitted by or provided in this Agreement, (2) as set forth in the Magellan Disclosure Schedule or the Tellurian Disclosure Schedule, as applicable, (3) as required by applicable Law or (4) as agreed in writing by the Parties, during the period from the date of this Agreement to the Closing, each of Magellan and Tellurian shall not, and shall not permit any of their respective Subsidiaries to:

(i)    (A) issue, sell, grant, pledge, transfer, encumber, dispose of, accelerate the vesting of or modify, as applicable, any of its Securities, or any Securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any

Securities or any other agreements of any character to purchase or acquire any of its Securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of the foregoing; (B) redeem, purchase or otherwise acquire any of its outstanding Securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its Securities; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Securities, or otherwise make any payments to its equityholders in their capacity as such; or (D) split, adjust, combine, subdivide or reclassify any Securities;

(ii)    incur, refinance or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness) or guarantee any such indebtedness for borrowed money (or enter into a “keep well” or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Magellan or Tellurian or any of their respective Subsidiaries;

(iii)    sell, transfer, lease, farmout, exchange, convey, license or otherwise dispose of any of the properties with a fair market value in excess of $50,000 in the aggregate, without consultation and consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned, except (1) pursuant to contracts in force at the date of this Agreement and listed on the Magellan Disclosure Schedule or the Tellurian Disclosure Schedule, as applicable, correct and complete copies of which have been made available to the other Parties, (2) dispositions of obsolete or worthless equipment which is replaced with equipment and materials of comparable or better value and utility, (3) transactions (including sales of oil, natural gas, natural gas liquids and other produced Hydrocarbons) in the ordinary course of business consistent with past practice, (4) the sale of Central Petroleum shares currently held by Magellan for proceeds of up to $1,000,000;

(iv)    make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of Securities or otherwise) in excess of $50,000 in the aggregate for any fiscal year, without consultation and consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned, except for any such capital expenditures set forth in Section 5.2(a)(iv) of the Magellan Disclosure Schedule or Section 5.2(a)(iv) of the Tellurian Disclosure Schedule, as applicable, or except as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility, provided that such expenditures shall not exceed $50,000 in the aggregate;

(v)    directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person, or (B) any assets that, in the aggregate, have a purchase price in excess of $50,000;

(vi)    make any loans or advances to any Person (other than trade credit granted in the ordinary course of business consistent with past practice);

(vii)    (A) except in the ordinary course of business consistent with past practice, enter into any contract or agreement that would be a Material Contract if in existence as of the date of this Agreement or (B) except in the ordinary course of business consistent with past practice, terminate or amend in any material respect any Material Contract, or (C) (1) waive any material rights under any Material Contract, (2) enter into or extend the term or scope of any Material Contract that materially restricts that Party or any of its Subsidiaries from engaging in any line of business or in any geographic area or (3) enter into any Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby;

(viii)    except as required by applicable Law, (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes, (D) file any material amended Tax Return, (E) surrender any right to claim a refund of Taxes; (F) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or (G) take any other action outside of the ordinary course of business that would have the effect of increasing the Tax liability of Magellan or Tellurian or any of their respective Subsidiaries;

(ix)    make any changes in financial accounting methods, principles or practices (or, with respect to Magellan, change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(x)    except as contemplated hereby, amend its certificate of incorporation, bylaws, or any other organizational documents;

(xi)    adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xii)    fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xiii)    except as provided under any agreement entered into prior to the date of this Agreement and disclosed in the Magellan Disclosure Schedule or the Tellurian Disclosure Schedule, as applicable, pay, discharge, waive, settle or satisfy any Claim seeking damages or injunction or other equitable relief, that would, (A) require the payment of monetary damages or (B) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of Magellan or Tellurian or any of their respective Subsidiaries, in each case, without the consultation and consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned; or

(xiv)    agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would in any material respect impede or delay the ability of the Parties to satisfy any of the conditions to the transactions contemplated hereby, other than as permitted in Section 5.3.

Section 5.3    No Solicitation by Magellan, Etc.

(a)    Except as otherwise permitted by this Section 5.3, Magellan shall not, and shall use its best efforts to cause its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage or knowingly induce any inquiries or any proposals that constitute the submission of an Alternative Proposal,

(ii) furnish any confidential information or enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, stock purchase agreement, asset purchase agreement or exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal (an “Acquisition Agreement”), or (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Tellurian, the Magellan Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal (the taking of any action described in clause (iii) being referred to as an “Adverse Recommendation Change”).

(b)    Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time prior to obtaining the Magellan Stockholder Approval, (i) Magellan has received an Alternative Proposal that the Magellan Board believes is bona fide, (ii) the Magellan Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (iii) such Alternative Proposal did not result from a material breach of this Section 5.3, then Magellan may (A) furnish information, including any non-public information, with respect to Magellan and its Subsidiaries to the Person making such Alternative Proposal, and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) Magellan shall not, and shall use reasonable best efforts to cause its Representatives not to, disclose any non-public information to such Person unless Magellan has, or first enters into, a customary confidentiality agreement with such Person with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement are to Tellurian and (y) Magellan shall provide to Tellurian any non-public information with respect to Magellan and its Subsidiaries that was not previously provided or made available to Tellurian prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(c)    In addition to the other obligations of Magellan set forth in this Section 5.3, Magellan shall promptly advise Tellurian, orally and in writing, and in no event later than five (5) Business Days after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated with, Magellan in respect of any Alternative Proposal, and shall, in any such notice to Tellurian, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Tellurian reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and Magellan shall promptly provide Tellurian with copies of any additional written materials received by Magellan or that Magellan has delivered to any third party making an Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d)    Notwithstanding the foregoing, if Magellan receives a written Alternative Proposal that the Magellan Board believes is bona fide and the Magellan Board, after consultation with its financial advisors and outside legal counsel, concludes that such Alternative Proposal constitutes a Superior Proposal, then the Magellan Board may, at any time prior to obtaining the Magellan Stockholder Approval, if it determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, effect an Adverse Recommendation Change and/or enter into an Acquisition Agreement; provided, however, that Magellan shall not be entitled to exercise its right to make any Adverse

Recommendation Change in response to a Superior Proposal or execute or enter into an Acquisition Agreement for a Superior Proposal until five (5) Business Days after Magellan provides written notice to Tellurian (a “Magellan Notice”) advising Tellurian that the Magellan Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal and, at the request of Tellurian, Magellan shall negotiate in good faith with Tellurian during such five (5) Business Day period, with respect to any alternative transaction (including any modifications to the terms of this Agreement) that would allow the Magellan Board not to make such Adverse Recommendation Change consistent with its fiduciary duties (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Magellan Notice and a new five (5) Business Day period under this Section 5.3(d)); and provided, further, that Magellan shall not be entitled to exercise its right to make any Adverse Recommendation Change in response to a Superior Proposal or execute or enter into an Acquisition Agreement for a Superior Proposal unless Magellan and its Representatives have complied with the provisions of Section 5.3(a).

(e)    For purposes of this Agreement:

(i)    “Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Tellurian, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of Magellan, or (B) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Magellan that is structured to permit such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the equity interests of Magellan; in each case, other than the transactions contemplated hereby.

(ii)    “Superior Proposal” means a bona fide written Alternative Proposal, obtained after the date of this Agreement and not in breach of this Section 5.3, which is on terms and conditions which the Magellan Board determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, regulatory, timing and other aspects of the proposal, all conditions contained therein and the Person making the proposal, to be more favorable to the Magellan Stockholders from a financial point of view than the transactions contemplated hereby (after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by Tellurian in response to such Alternative Proposal); provided, that, for purposes of this definition of “Superior Proposal,” the term “Alternative Proposal” shall have the meaning assigned to such term in (i), except that the reference to “20%” in the definition of “Alternative Proposal” shall be deemed to be a reference to “50%.”

(f)    Notwithstanding anything in this Section 5.3 to the contrary, the Magellan Board may, at any time prior to obtaining the Magellan Stockholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the Magellan Board concludes in good faith, after consultation with outside counsel and its financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Magellan shall provide Tellurian with five (5) Business Days’ prior written notice advising Tellurian it intends to effect an Adverse Recommendation Change and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Intervening Event), and during such five (5) Business Day period, Magellan shall consider in good faith any proposal by Tellurian to amend the terms and conditions of this Agreement in a manner that would allow the Magellan Board not to make such Adverse Recommendation Change consistent with its fiduciary duties. The term “Intervening Event” means, with respect to Magellan, a material event or circumstance that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, reasonably foreseeable by the Magellan Board; provided, however, that none of the items in subsections (i) – (vii) set forth in the definition of “Material Adverse Effect” shall be deemed to be an Intervening Event.

(g)    Nothing contained in this Agreement shall prevent Magellan or the Magellan Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or other applicable Law with respect to an Alternative Proposal if the Magellan Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that any Adverse Recommendation Change may only be made in accordance with Section 5.3(d) and (f). For the avoidance of doubt, a public statement that describes Magellan’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

Section 5.4    Commercially Reasonable Efforts.

(a)    Subject to the terms and conditions of this Agreement (including Section 5.3 and Section 5.4(c)), each of Magellan and Tellurian shall cooperate with the other and use (and shall cause any of their respective Subsidiaries to use) its commercially reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby, (iii) defend any lawsuits or other Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b)    In furtherance and not in limitation of the foregoing, each of Magellan and Tellurian shall use its commercially reasonable efforts to (i) take all action necessary to ensure that no state takeover statute or similar applicable Law is or becomes applicable to any of the transactions contemplated hereby and (ii) if any state takeover statute or similar applicable Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such applicable Law on the transaction.

(c)    Magellan and Tellurian (including by causing any of their respective Subsidiaries) agree to use their reasonable best efforts to (i) resolve any objections that a Governmental Authority or other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date.

(d)    On or prior to the fifth (5th) day prior to Closing, Magellan shall provide or make available to Tellurian or its Representatives (i) the organizational documents, including certificate of incorporation, bylaws, operating agreement, partnership agreement, shareholders agreement, or other document governing interests of Magellan in any Person set forth on Section 3.2(d) of the Magellan Disclosure Schedule, (ii) copies of the deeds and other recorded instruments by which Magellan and any of its Subsidiaries acquired real properties and interests set forth on Section 3.10 of the Magellan Disclosure Schedule, and (iii) a list of any Employee Benefits Plans sponsored or maintained with respect to Magellan’s current or former employees, managers, directors of other service providers which has not previously been set forth on Section 3.20 of the Magellan Disclosure Schedule.

Section 5.5    Public Announcements. The initial press release with respect to the execution of this Agreement shall be prepared by Magellan and shall not be issued without Tellurian’s consent, which will not be unreasonably withheld or delayed. Thereafter, no Party shall issue or cause the publication of any press release or other public announcement (except to the extent made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law or by any applicable Nasdaq rules as determined in the good faith judgment of such Party (provided that such Party uses reasonable best efforts to afford the other Parties an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding the same); provided, however, that Magellan shall not be required by this Section 5.5 to consult with any other Party with respect to a public announcement in connection with (i) the receipt and existence of an Alternative Proposal that the Magellan Board believes is bona fide, (ii) an Adverse Recommendation Change and (iii) matters related thereto, but nothing in this proviso shall limit any obligation of Magellan under Section 5.3(c) to advise and inform Tellurian; provided, further, that each Party and its respective Affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Magellan or Tellurian in compliance with this Section 5.5.

Section 5.6    Access to Information; Confidentiality Agreement. Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each Party shall, and shall cause any of its respective Subsidiaries to, afford to the other Parties and their Representatives reasonable access to, during normal business hours (and, with respect to books and records, the right to copy) all of its and any of its respective Subsidiaries’ properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its respective Representatives shall hold information received from any other Party pursuant to this Section 5.6 in confidence in accordance with the terms of the Confidentiality Agreement.

Section 5.7    Notification of Certain Matters. Magellan shall give prompt notice to Tellurian, and Tellurian shall give prompt notice to Magellan, of (a) any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby if the subject matter of such communication or the failure of such Party to obtain such consent is reasonably likely to be material to Tellurian or Magellan, as applicable, (b) any Claim commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the transactions contemplated hereby, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in ARTICLE VI and (d) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in ARTICLE VI; provided that, in the case of clauses (c) and (d), the failure to comply with this Section 5.7 shall not result in the failure to be satisfied of any of the conditions to the Closing in ARTICLE VI, or give rise to any right to terminate this Agreement under ARTICLE VII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

Section 5.8    Indemnification and Insurance.

(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, each of which has been provided or made available to Tellurian prior to the date hereof, from the Effective Time and until the six-year anniversary of the Effective Time, Magellan and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of Magellan or any of its Subsidiaries or who acts as a fiduciary under any Magellan Benefit Plan or any of its Subsidiaries (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of Magellan or any of its Subsidiaries, a fiduciary under any Magellan Benefit Plan or is or was serving at the request of Magellan or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Magellan Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Merger, other than to the extent such indemnification relates to a breach of this Agreement by Magellan or its Subsidiaries, in each case to the fullest extent permitted under applicable Law (and Tellurian and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain Magellan’s regularly engaged legal counsel or other counsel satisfactory to them, and Tellurian and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Tellurian and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 5.8, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 5.8 except to the extent such failure materially prejudices such party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Magellan or Surviving Corporation under this Section 5.8, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Tellurian or the Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Tellurian, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)    Prior to or within 90 days following the Closing Date, Magellan shall purchase “run-off” director and officer indemnification insurance to insure the existing officers and directors of Magellan for a period of six (6) years following the Closing Date in substantially the same amount as the director and officer indemnification insurance policy in existence as of the date of this Agreement.

(c)    The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 5.8, and its heirs and representatives.

Section 5.9    Fees and Expenses. All fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective Party incurring such fees and expenses.

Section 5.10    Section 16 Matters. Prior to the Closing Date, Magellan and Tellurian shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any acquisitions of Magellan Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, or will become subject to such reporting requirements with respect to Magellan, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11    Employee Benefits. At Closing, the benefits payable to Magellan employees as set forth in Section 5.11 of the Magellan Disclosure Schedule shall be paid.

Section 5.12    Notice Required by Rule 14f-1 Under Exchange Act. Any notice required under Rule 14f-1 under the Exchange Act concerning the changes in the composition of the Magellan Board as herein provided shall be made on a timely basis.

Section 5.13    Listing Application. Magellan and Tellurian shall take all commercially reasonable actions necessary to cause the Magellan Stock to be eligible for continued listing on Nasdaq following the Effective Time.

Section 5.14    Tax Treatment of the Merger. For U.S. federal income tax purposes, the Parties intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

ARTICLE VI

Conditions Precedent

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Magellan Stockholder Approval. The Magellan Stockholder Approval shall have been obtained in accordance with Nasdaq rules and the Magellan Organizational Documents.

(b)    Tellurian Stockholder Approval. The Tellurian Stockholder Approval shall have been obtained in accordance with the Tellurian Organizational Documents.

(c)    No Injunctions or Restraints. No applicable Law, injunction (whether preliminary or permanent), judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Person (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated hereby or making the consummation of the transactions contemplated hereby illegal.

Section 6.2    Conditions to Obligations of Magellan and Merger Sub to Effect the Merger. The obligation of Magellan and Merger Sub to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Tellurian contained in Section 4.1, Section 4.2, and Section 4.3 shall be true and correct in all but de minimis respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) all other representations and warranties of Tellurian set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or Material Adverse Effect set forth in any individual such representation or warranty) does not have, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Tellurian. Magellan shall have received a certificate signed on behalf of Tellurian by an executive officer of Tellurian to such effect.

(b)    Performance of Obligations. Tellurian shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Magellan shall have received a certificate signed on behalf of Tellurian by an executive officer of Tellurian to such effect.

Section 6.3    Conditions to Obligations of Tellurian to Effect the Merger. The obligation of Tellurian to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Magellan contained in Section 3.1, Section 3.2 and Section 3.3 shall be true and correct in all but de minimis respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

and (ii) all other representations and warranties of Magellan set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or Material Adverse Effect set forth in any individual such representation or warranty) does not have, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Magellan. Tellurian shall have received a certificate signed on behalf of Magellan by an executive officer of Magellan to such effect.

(b)    Performance of Obligations of Magellan. Magellan shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Tellurian shall have received a certificate signed on behalf of Magellan by an executive officer of Magellan to such effect.

(c)    Resignation of Magellan Directors and Officers. At Closing, all directors and officers of Magellan and each Magellan Subsidiary shall resign except as otherwise contemplated pursuant to Section 1.7, and Antoine Lafargue shall have released any and all contractual or similar obligations payable to him from Magellan or its Affiliates, or otherwise owing to him as a result of his services as an officer, director, agent or employee of the foregoing; provided, however, that such release shall not affect any right to indemnification and insurance as provided in Section 5.8, above; and provided, further, that the foregoing release shall be subject to receipt by Antoine Lafargue of an offer of employment by Magellan, effective as of the Effective Time, providing for terms and conditions substantially similar to those set forth on Section 6.3(c) of the Tellurian Disclosure Schedule.

(d)    Effective Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement may be in effect and no proceeding for such purpose may be pending before or threatened by the SEC.

(e)    Nasdaq Listing. The Magellan Shares to be issued in the Merger or in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.4    Frustration of Closing Conditions. Neither Magellan, Merger Sub, nor Tellurian may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, or other breach of or non-compliance with this Agreement.

ARTICLE VII

Termination

Section 7.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)    by the mutual written consent of the Magellan Board and the Tellurian Board in a written instrument.

(b)    by Magellan or Tellurian:

(i)    if the Closing shall not have been consummated on or before December 31, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a Party if the inability to satisfy such condition was due to the failure of such Party to perform any of its obligations under this Agreement;

(ii)    if any Restraint having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a Party if such Restraint was due to the failure of such Party to perform any of its obligations under this Agreement;

(iii)    if the Magellan Stockholder Meeting shall have concluded and the Magellan Stockholder Approval shall not have been obtained; or

(iv)    if the Tellurian Stockholder Meeting shall have concluded and the Tellurian Stockholder Approval shall not have been obtained.

(c)    by Tellurian:

(i)    (A) if an Adverse Recommendation Change shall have occurred or Magellan failed to make the Magellan Board Recommendation, in each case whether or not permitted by the terms hereof, or (B) if Magellan breached its obligations under Section 5.3 in any material respect; or

(ii)    if Magellan or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Magellan and Merger Sub set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is incapable of being cured, or is not cured, by Magellan or Merger Sub by the earlier of thirty (30) days following receipt of written notice from Tellurian of such breach or failure or the Outside Date; provided that Tellurian shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if Tellurian is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement such as would result in any of the closing conditions set forth in Section 6.2(a) and Section 6.2(b) not being satisfied.

(d)    by Magellan:

(i)    at any time prior to receipt of the Magellan Stockholder Approval, in order to enter into a binding written agreement with respect to a Superior Proposal, provided that Magellan shall have complied in all material respects with its obligations under Section 5.3; or

(ii)    if Tellurian shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Tellurian set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is incapable of being cured, or is not cured, by Tellurian, by the earlier of thirty (30) days following receipt of written notice from Magellan of such breach or failure or the Outside

Date; provided that Magellan shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) if Magellan or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement such as would result in any of the closing conditions set forth in Section 6.3(a) and Section 6.3(b) not being satisfied.

Section 7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Parties, specifying the provision or provisions of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in this Section 7.2 (Effect of Termination), Section 7.3 (Fees and Expenses), and the provisions in ARTICLE VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Magellan, Tellurian or any of their respective Affiliates, directors and officers, as applicable, except that (a) Tellurian and/or Magellan may have liability as provided in Section 7.3 and (b) no Party shall be relieved or released from any liabilities or damages incurred or suffered by the other Parties arising out of fraud or any Willful Breach of any covenant or agreement contained in this Agreement. If more than one provision of Section 7.1 is available to a terminating Party in connection with a termination of this Agreement, the terminating Party may rely on any and/or all available provisions in Section 7.1 for any such termination.

Section 7.3    Fees and Expenses.

(a)    In the event that (i) an Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the Magellan Stockholder Meeting (or, if the Magellan Stockholder Meeting shall not have occurred, prior to the termination of this Agreement pursuant to Section 7.1(b)(i)), or (ii) this Agreement is terminated by Tellurian or Magellan pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii), and (iii) Magellan enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within twelve (12) months after the date this Agreement is terminated, then Magellan shall pay the Termination Fee to Tellurian upon the earlier of (A) the date of the execution of such definitive agreement by Magellan or (B) consummation of any such transaction. For purposes of this Section 7.3(a), the term “Alternative Proposal” shall have the meaning assigned to such term in Section 5.3(e)(i), except that the references to “20%” shall be deemed to be references to “50%.”

(b)    In the event this Agreement is terminated by Tellurian pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii), or by Magellan pursuant to Section 7.1(d)(i), Magellan shall pay to Tellurian, within two (2) Business Days after the date of termination, the Termination Fee.

(c)    In the event that (i) this Agreement is terminated by Tellurian or Magellan pursuant to Section 7.1(b)(iv) or by Magellan pursuant to Section 7.1(d)(ii) or (ii) Tellurian does not use commercially reasonable efforts to secure the approval for listing of the Magellan Shares on the Nasdaq (thereby ensuring that the condition set forth in Section 6.3(e) is met), then Tellurian shall pay to Magellan, within two (2) Business Days after the date of termination, the Reverse Termination Fee.

(d)    Any payment of the Termination Fee or the Reverse Termination Fee shall be made in cash by wire transfer of immediately available funds to an account designated in writing by Tellurian or Magellan, respectively.

(e)    In the event that (i) Magellan shall fail to pay the Termination Fee or (ii) Tellurian shall fail to pay the Reverse Termination Fee, in each case required pursuant to this

Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. The Parties acknowledge that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, they would not enter into this Agreement.

(f)    The Parties agree that in the event that (i) Magellan pays the Termination Fee to Tellurian or (ii) Tellurian pays the Reverse Termination Fee to Magellan, in each case the payor Party has no further liability to the payee Party of any kind in respect of this Agreement and the transactions contemplated hereby; provided, however, that nothing in this Agreement shall release any Party from liability for Willful Breach or fraud), and in no event shall Magellan or Tellurian be required to pay the Termination Fee or Reverse Termination Fee on more than one occasion.

ARTICLE VIII

Miscellaneous

Section 8.1    No Survival, Etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each Party shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other Parties, whether prior to or after the execution of this Agreement. The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the covenants and agreements set forth in Section 5.8 and Section 5.9 and any other agreement in this Agreement that contemplates performance after the Closing shall survive the Closing, and those set forth in Section 7.2, Section 7.3, and this ARTICLE VIII shall survive termination of this Agreement. The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

Section 8.2    Amendment or Supplement. At any time prior to the Closing, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Magellan Stockholder Approval or Tellurian Stockholder Approval, by written agreement of the Parties, by action taken or authorized by their respective boards of directors, boards of managers or other governing bodies; provided, however, that following receipt of the Magellan Stockholder Approval or Tellurian Stockholder Approval, there shall be no amendment or change to the provisions of this Agreement which by applicable Law would require further approval by the Magellan Stockholders or Tellurian Stockholders without such approval. This Agreement (including the Magellan Disclosure Schedules and the Tellurian Disclosure Schedules) may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 8.3    Extension of Time, Waiver, Etc. At any time prior to the Closing, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party, (b) extend the time for the performance of any of the obligations or acts of any other Party or (c) waive compliance by any other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

Section 8.4    Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

Section 8.5    Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 8.6    Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Annexes and Exhibits hereto, the Magellan Disclosure Schedule, the Tellurian Disclosure Schedule, and the Confidentiality Agreement, (a) constitutes the entire agreement and understanding of the Parties, and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the Parties any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), the provisions of Section 8.12.

Section 8.7    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that state, without giving effect to any conflicts of law principles that would result in the application of any applicable Law other than the Law of the State of Delaware.

(b)    Each of the Parties irrevocably agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Parties or their successors or assigns, shall be brought and determined exclusively in Texas state or federal court in Harris County, Texas. Each of the Parties hereby irrevocably submits with regard to any such action or Proceeding for itself and in respect of its or property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or Proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)    EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.8    Specific Enforcement.

(a)    The Parties hereby agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and that the Parties shall be entitled to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.8 in Texas state or federal court in Harris County, Texas, this being in addition to any other remedy to which any Party is entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, and each Party agrees that it will not oppose the granting of specific performance and other equitable relief as provided herein on the basis that (x) each Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity; provided, however, that the remedy provided hereunder is not available to Tellurian to remedy any action of Magellan in the proper exercise of its rights under Section 5.3. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.9    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given and received (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.9):

If to Magellan or Merger Sub, to:

J. Thomas Wilson

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

Facsimile: 720.484.2382

E-mail: jtwilson@magellanpetroleum.com

and

Antoine J. Lafargue

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, Colorado 80203

Facsimile: 720.484.2382

E-mail: alafargue@magellanpetroleum.com

with a copy (which shall not constitute notice) to:

John A. Elofson, Esq.

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Facsimile: 303.893.1379

E-mail: john.elofson@dgslaw.com

If to Tellurian, to:

Martin Houston

Tellurian Investments Inc.

1201 Louisiana Street, Suite 3100

Houston, Texas 77002

Facsimile: 832.962.4055

with a copy (which shall not constitute notice) to:

J. Wesley Dorman, Jr.

Gray Reed & McGraw, P.C.

1300 Post Oak Boulevard, Suite 2000

Houston, Texas 77056

Facsimile: 713.730.5937

E-mail: wdorman@grayreed.com

Section 8.10    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11    Interpretation.

(a)    When a reference is made in this Agreement to an Article, Section, Annex, Exhibit or Schedule, such reference shall be to an Article of, a Section of, an Annex to, an Exhibit to or a Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” When used in this Agreement, the words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All references to days mean calendar days unless otherwise provided. The word “or” shall be inclusive and not exclusive.

(b)    The Parties have participated jointly in the negotiation and drafting of this Agreement with the assistance of legal counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

Section 8.12    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any Party or of any of its respective Affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such Party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, in the absence of fraud; provided, however, that nothing in this Section 8.12 shall limit any liability of the Parties to this Agreement for breaches of the terms and conditions of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

MAGELLAN PETROLEUM CORPORATION
By:	/s/ J. Thomas Wilson

Name:	J. Thomas Wilson

Title:	President and Chief Executive Officer

RIVER MERGER SUB, INC.
By:	/s/ Antoine Lafargue
Name:	Antoine Lafargue
Title:	President and Chief Executive Officer

TELLURIAN INVESTMENTS INC.
By:	/s/ Martin Houston
Name:	Martin Houston

Title:	President

[Signature Page to Agreement and Plan of Merger]

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), is entered into as of November 23, 2016, by and among Tellurian Investments Inc., a Delaware corporation (“Tellurian”), Magellan Petroleum Corporation, a Delaware corporation (“Magellan”), and River Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Magellan (“Merger Sub”).

RECITALS

WHEREAS, Tellurian, Magellan and Merger Sub are parties to that certain Agreement and Plan of Merger, entered into as of August 2, 2016 (as amended, supplemented, amended and restated or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, the Tellurian Board has determined that it is in the best interests of Tellurian and the Tellurian Stockholders, and has declared it advisable, to enter into this Amendment, and the Tellurian Board has approved this Amendment, upon the terms and subject to the conditions set forth herein, and has, upon such terms and subject to such conditions, recommended that the Tellurian Stockholders vote in favor of the approval of the Merger Agreement, as amended by this Amendment;

WHEREAS, the Magellan Board has determined that it is in the best interests of Magellan and the Magellan Stockholders, and has declared it advisable, to enter into this Amendment, and the Magellan Board has approved this Amendment, upon the terms and subject to the conditions set forth herein, and has, upon such terms and subject to such conditions, on its own behalf and as the sole stockholder of Merger Sub, approved and adopted this Amendment;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable this Amendment; and

WHEREAS, Magellan, Merger Sub, and Tellurian desire to amend certain terms of the Merger Agreement in accordance with Section 8.2 of the Merger Agreement as set forth below;

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Tellurian, Magellan and Merger Sub hereby agree as follows:

AGREEMENT

Section 1.    Definitions. Capitalized terms used herein (including in the Recitals hereto) but not defined herein shall have the meanings as given them in the Merger Agreement, unless the context otherwise requires.

Section 2.    Amendments to Merger Agreement. Tellurian, Magellan and Merger Sub hereby amend the Merger Agreement as follows:

(a)    Section 1.5 of the Merger Agreement is hereby amended and restated in its entirety to the following:

“Section 1.5    Certificate of Incorporation; Bylaws. At the Effective Time, and pursuant to the Certificate of Merger, the certificate of incorporation of Tellurian, as in effect on the date hereof, shall be amended and restated in substantially the form set forth on Annex 2 hereto, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law. At the Effective Time, a certificate of designations of convertible preferred stock of Magellan, in substantially the form set forth on Annex 3 hereto, shall be the certificate of designations of convertible preferred stock of Magellan, until thereafter amended as provided therein and by applicable Law.”

(b)    Subpart (a) of the first sentence of Section 1.7 of the Merger Agreement is hereby amended by replacing “three (3)” with “five (5)”.

(c)    Section 2.1(c) of the Merger Agreement is hereby amended and restated in its entirety to the following:

“(c)    Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become 21,881.2 newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation so that, after the Effective Time, Magellan shall be the holder of all of the issued and outstanding shares of the Surviving Company’s common stock.”

(d)    Section 2.1(d) of the Merger Agreement is hereby amended by adding the following sentence to the end of Section 2.1(d):

“Notwithstanding the foregoing, the Parties agree that this Section 2.1(d) shall not apply to the issuance of the Tellurian Preferred Stock.”

(e)    The second sentence of Section 3.12(g) of the Merger Agreement is hereby amended and restated in its entirety to the following:

“Neither Magellan nor Merger Sub knows of any fact or has taken or failed to take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or as an exchange under Section 351 of the Code.”

(f)    Section 4.2(a) of the Merger Agreement is hereby amended and restated in its entirety to the following:

“(a)    The authorized capital stock of Tellurian consists of (i) 200,000,000 shares of Tellurian Stock, of which 109,406,000 shares are issued and outstanding as of November 23, 2016 and (ii) 5,467,851 shares of preferred stock, $0.001 par value per share (“Tellurian Preferred Stock”), of which 5,467,851 shares are issued and outstanding as of November 23, 2016. No shares of Tellurian Stock or Tellurian Preferred Stock are held in treasury as of the date hereof. All of the outstanding shares of Tellurian Stock and Tellurian Preferred Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights.”

(g)    Section 4.2(b) of the Merger Agreement is hereby amended and restated in its entirety to the following:

“(b)    There are no preemptive rights to purchase any Securities of Tellurian or any Tellurian Subsidiary. Except for the conversion rights of the Tellurian Preferred Stock, as set forth in Tellurian’s amended and restated certificate of incorporation and except as set forth in Section 4.2 of the Tellurian Disclosure Schedule, there are no outstanding options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of Tellurian Stock or other Securities of Tellurian or any Subsidiary of Tellurian.”

(h)    The second sentence of Section 4.11(f) of the Merger Agreement is hereby amended and restated in its entirety to the following:

“Tellurian does not know of any fact or has taken or failed to take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or as an exchange under Section 351 of the Code.”

(i)    The prefatory language in Section 5.2(a) of the Merger Agreement is hereby amended and restated in its entirety to the following:

“(a)    Except (i) as expressly permitted by or set forth in this Agreement, (ii) as set forth in the Magellan Disclosure Schedule or the Tellurian Disclosure Schedule, as applicable, (iii) as required by applicable Law, (iv) as agreed to in writing by the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned), or (v) in connection with the transactions to be entered into and consummated by Magellan and Tellurian in connection with the issuance of Tellurian Preferred Stock, during the period from the date of this Agreement until the Closing, Magellan shall conduct its business in the ordinary course of business consistent with past practice, and each of Magellan and Tellurian shall, and shall cause each of their respective Subsidiaries to, (A) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (B) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Material Contracts. Without limiting the generality of the foregoing, except (1) as expressly permitted by or provided in this Agreement, (2) as set forth in the Magellan Disclosure Schedule or the Tellurian Disclosure Schedule, as applicable, (3) as required by applicable Law, (4) as agreed in writing by the Parties or (5) in connection with the transactions to be entered into and consummated by Magellan and Tellurian in connection with the issuance of Tellurian Preferred Stock, during the period from the date of this Agreement to the Closing, each of Magellan and Tellurian shall not, and shall not permit any of their respective Subsidiaries to:”

(j)    Section 5.14 of the Merger Agreement is hereby amended and restated in its entirety to the following:

“Section 5.14    Tax Treatment of the Merger. For U.S. federal income tax purposes, the Parties intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and/or as an exchange under Section 351 of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).”

(k)    Section 7.1(b)(i) of the Merger Agreement is hereby amended by replacing “December 31, 2016” with “January 31, 2017”.

(l)    Annex 1 of the Merger Agreement is hereby amended by adding the following definition in appropriate alphabetical order:

““Tellurian Preferred Stock” is defined in Section 4.2(a).”

(m)    The definition of “Tellurian Stockholder Approval” in Annex 1 of the Merger Agreement is hereby amended and restated in its entirety to the following:

““Tellurian Stockholder Approval” means the affirmative vote or consent in favor of (i) the Merger and the issuance of the Magellan Shares pursuant to this Agreement of at least a majority of the capital stock of Tellurian which are entitled to vote on the Merger, and (ii) the amendment and restatement of the certificate of incorporation of Tellurian pursuant to Section 1.5, of at least a majority of the issued and outstanding shares of capital stock of Tellurian.”

(n)    Section 3.2 of the Magellan Disclosure Schedule is hereby amended and restated in its entirety to be in the form of Exhibit A to this Amendment.

(o)    Section 4.2 of the Tellurian Disclosure Schedule is hereby amended and restated in its entirety to be in the form of Exhibit B to this Amendment.

(p)    Section 4.5 of the Tellurian Disclosure Schedule is hereby amended and restated in its entirety to be in the form of Exhibit C to this Amendment.

(q)    Section 4.9 of the Tellurian Disclosure Schedule is hereby amended and restated in its entirety to be in the form of Exhibit D to this Amendment.

(r)    Section 4.16 of the Tellurian Disclosure Schedule is hereby amended and restated in its entirety to be in the form of Exhibit E to this Amendment.

(s)    The Merger Agreement is hereby amended by adding a new Annex 2 in the form of Exhibit F to this Amendment.

(t)    The Merger Agreement is hereby amended by adding a new Annex 3 in the form of Exhibit G to this Amendment.

Section 3.    Confirmation of Merger Agreement. Other than as expressly modified pursuant to this Amendment, all of the terms, conditions and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

Section 4.    References. All references to the Merger Agreement (including “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement”) shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement (as amended hereby) and references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and terms of similar import shall in all instances continue to refer to August 2, 2016.

Section 5.    Counterparts. This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

Section 6.    Entire Agreement. The provisions of Article VIII of the Merger Agreement shall apply to this Amendment mutatis mutandis, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

(Signature Page Follows)

In WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed and delivered as of the date first written above.

MAGELLAN PETROLEUM CORPORATION
By:	/s/ Antoine J. Lafargue

Name:	Antoine J. Lafargue

Title:	President and Chief Executive Officer

RIVER MERGER SUB, INC.
By:	/s/ Antoine J. Lafargue
Name:	Antoine J. Lafargue
Title:	President and Chief Executive Officer

TELLURIAN INVESTMENTS INC.
By:	/s/ Meg A. Gentle
Name:	Meg A. Gentle

Title:	President and Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

EXHIBIT F

Annex 2

Amended and Restated Certificate of Incorporation of Tellurian

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TELLURIAN INVESTMENTS INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Tellurian Investments Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”).

DOES HEREBY CERTIFY:

1.    The name of the corporation is Tellurian Investments Inc., and that this corporation was originally converted from a limited liability company to a corporation pursuant to the General Corporation Law on February 23, 2016 under the name Tellurian Investments Inc.

2.    That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Tellurian Investments Inc. (the “Corporation”)

SECOND: The registered office of the Corporation in the State of Delaware is located at 1675 South State Street, Suite B, in the City of Dover, County of Kent, 19901. The name of the registered agent of the Corporation at such address is Capitol Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful business, act or activity for which corporations may be organized under the Delaware General Corporation Law. The Corporation will have perpetual existence. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatsoever.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 205,467,851 shares, divided into two classes consisting of (i) 200,000,000 shares of common stock, par value of $0.001 per share (“Common Stock”) and (ii) 5,467,851 shares of preferred stock, par value of $0.001 per share (“Preferred Stock”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of the Series A Preferred Stock (which statement shall supersede any other provision of this Certificate of Incorporation or any other organizational document of the Corporation).

5,467,851 shares of the authorized and unissued Preferred Stock are hereby designated “Series A Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “sections” or “subsections” in this Article Fourth refer to sections and subsections of this Article Fourth.

1.    General.

(a)    The shares of such series shall be designated the Series A Preferred Stock (hereinafter referred to as the “Series A Preferred Stock”).

(b)    Each share of Series A Preferred Stock shall be identical in all respects with the other shares of Series A Preferred Stock.

(c)    Shares of Series A Preferred Stock redeemed or purchased by the Corporation or converted into Common Stock, or exchanged for Magellan securities, shall be cancelled and shall revert to authorized but unissued Preferred Stock, undesignated as to series.

(d)    In any case where any dividend payment date or redemption date shall not be a Business Day, then (notwithstanding any other provision of this Certificate of Incorporation) payment of dividends or redemption price need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the dividend payment date or redemption date; provided, however, that no interest shall accrue on such amount of dividends or redemption price for the period from and after such dividend payment date or redemption date, as the case may be.

2.    Dividends. So long as any shares of Series A Preferred Stock are outstanding:

(a)    If the Magellan Merger Closing has not occurred, the Corporation shall neither pay nor declare any dividends, nor make any redemptions or repurchases (except as permitted by Section 4 and except ordinary course repurchases or deemed repurchases occurring in connection with the vesting or exercise of compensatory equity awards and related tax withholding), in respect of Common Stock, Preferred Stock, Junior Stock or any other class of stock; and

(b)    If the Magellan Merger Closing has occurred, (i) the Corporation shall neither pay nor declare any dividends, nor make any redemptions or repurchases (except as permitted by Section 4 and except ordinary course repurchases or deemed repurchases occurring in connection with the vesting or exercise of compensatory equity awards and related tax withholding), in respect of Preferred Stock or Junior Stock, except that the Corporation shall be entitled to declare and pay dividends and make redemptions and repurchases in respect of Common Stock and (ii) the Corporation shall not permit Magellan to declare or pay dividends, nor make any redemptions or repurchases, in respect of its equity interests.

3.    Liquidation.

(a)    In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Series A Preferred Stock shall be entitled to receive an amount in cash equal to $4.57218 per share of Series A Preferred Stock (the “Liquidation Payment”) before any distribution is made to holders of shares of Common Stock, Junior Stock or Parity Stock upon any such liquidation, dissolution or winding up of the affairs of the Corporation. If, upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the assets of the Corporation, or proceeds thereof, distributable among the holders of the then-outstanding shares of Series A Preferred Stock are insufficient to pay the full amount of the Liquidation Payment in respect to all then-outstanding shares of Series A Preferred Stock, then all such assets and proceeds of the Corporation thus distributable shall be distributed ratably in respect of the then-outstanding shares of Series A Preferred Stock.

(b)    Notice of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, shall be given by mail, postage prepaid, not less than 30 days prior to the distribution or payment date stated therein, to each holder of record of Series A Preferred Stock appearing on the stock books of the Corporation as of the date of such notice at the address of said holder shown therein. Such notice shall state a distribution or payment date, the amount of the Liquidation Payment and the place where the Liquidation Payment shall be distributable or payable.

(c)    For the purposes of this Section 3, neither the voluntary sale, lease, conveyance, exchange or transfer of all or substantially all the property or assets of the Corporation (whether for cash, shares of stock, securities or other consideration), nor the consolidation or merger of the Corporation with one or more other entities, shall be deemed to be a liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation, unless such voluntary sale, lease, conveyance, exchange or transfer shall be in connection with a plan of liquidation, dissolution or winding up of the affairs of the Corporation.

(d)    After the payment in cash to the holders of shares of the Series A Preferred Stock of the full amount of the Liquidation Payment with respect to outstanding shares of Series A Preferred Stock, the holders of outstanding shares of Series A Preferred Stock shall have no right or claim, based on their ownership of shares of Series A Preferred Stock, to any of the remaining assets of the Corporation.

4.    Redemption. The Series A Preferred Stock shall not be redeemable except as set forth in this Section 4.

(a)    Subject to Section 4(f), if the Magellan Merger Closing has not occurred by December 31, 2017, then at any time on or after such date so long as at such time the Magellan Merger Agreement has been terminated in accordance with its terms, the Corporation, at its option, may redeem all (but not less than all) of the outstanding shares of Series A Preferred Stock in accordance with this Section 4 (a “Redemption”).

(b)    The redemption price payable for each share of Series A Preferred Stock redeemed pursuant to a Redemption shall be equal to $25,000,000 divided by the number of outstanding shares of Series A Preferred Stock, paid in cash.

(c)    The Corporation shall give notice of any Redemption by mail, postage prepaid, not less than 30 days nor more than 60 days prior to the date fixed for such redemption, to each holder of record of the shares of Series A Preferred Stock to be redeemed appearing on the stock books of the Corporation as of the date of such notice at the address of said holder shown therein. Such notice to any holder shall state the redemption date; the redemption price; and the place where the shares to be redeemed shall be presented and surrendered for payment of the redemption price therefor. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the stockholder receives such notice, and failure duly to give such notice by mail, or any defect in such notice, to any holder of shares of the Series A Preferred Stock to be redeemed shall not affect the validity of the proceedings for the redemption of any other shares of the Series A Preferred Stock.

(d)    If notice of redemption of shares of Series A Preferred Stock to be redeemed on a redemption date shall have been duly given, and if the Corporation deposits in cash the aggregate redemption price of such shares in an irrevocable trust with (i) a bank or trust company organized and in good standing under the laws of the United States of America or any State thereof, doing business in the Borough of Manhattan, The City of New York and having capital and surplus of not less than $500,000,000 according to its last published statement of condition (a “Trust”) or (ii) another paying agent reasonably acceptable to the holder(s) of a majority of the outstanding shares of Series A Preferred Stock, in each case for the pro rata benefit of the holders of such shares prior to such redemption date, then from and after the time of such deposit, and notwithstanding that any certificate representing any such shares shall not have been surrendered for cancellation, (1) the holders of such shares shall cease to be stockholders with respect to such shares, (2) such shares shall no longer be deemed to be outstanding and shall no longer be transferable on the books of the Corporation and (3) such holders shall have no interest in or claim against the Corporation with respect to such shares except only the right to receive from such bank, trust company or paying agent the funds so deposited, without interest, upon surrender of the certificates representing such shares on or after the date of such deposit. Any funds so deposited by the Corporation in a Trust which shall not be required for the redemption of any shares of Series A Preferred Stock because of the conversion thereof shall be released from such Trust and repaid to the Corporation forthwith. Any funds so deposited in a Trust and unclaimed at the end of two years from the date fixed for redemption shall, to the extent permitted by law, be repaid to the Corporation upon its request, after which the holders of such shares shall look only to the Corporation for payment thereof.

(e)    Any Redemption shall be effected only out of funds legally available for such purpose.

(f)    Upon any redemption of shares of Series A Preferred Stock, the shares of Series A Preferred Stock so redeemed shall be cancelled and shall revert to authorized but unissued Preferred Stock, undesignated as to series, and the number of shares of Preferred Stock which the Corporation shall have authority to issue shall not be decreased by such redemption.

(g)    In the event that any shares of Series A Preferred Stock shall be converted into Common Stock or exchanged for Magellan Common Stock prior to the close of business on the second Business Day prior to the date fixed for redemption, (i) the Corporation shall not be obligated nor have the right to redeem such shares on such date and (ii) any funds which shall have been deposited for the payment of the applicable redemption price shall be returned to the Corporation.

5.    Conversion; Exchange.

5.1.    While the Magellan Merger is Pending. The holders of shares of Series A Preferred Stock shall have no conversion or exchange rights except as set forth in this Section 5.

5.2.    If the Magellan Merger Does Not Occur: Optional Conversion. If the Magellan Merger Closing has not occurred and (a) the Magellan Merger Agreement has been terminated in accordance with its terms, (b) December 31, 2017 has passed, (c) any liquidation, dissolution or winding up of the affairs of the Corporation occurs or (d) if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date and the first date on which such Parity Stock is convertible into Common Stock has passed, then the holders of shares of Series A Preferred Stock shall have the right, at their option, to convert all (but not less than all) such shares into shares of Common Stock at any time (or, in the case of a liquidation, dissolution or winding up of the affairs of the Corporation, immediately prior thereto) on and subject to the following terms and conditions:

(a)    Each share of Series A Preferred Stock shall be convertible into 0.76923 shares of Common Stock (herein called the “Conversion Ratio”). The Conversion Ratio shall be adjusted in certain instances as provided in Section 5.2(d).

(b)    In order to convert shares of Series A Preferred Stock the holder thereof shall surrender at the office of the Corporation the certificate(s) therefor, duly endorsed or assigned to the Corporation or in blank, and give written notice to the Corporation at such office that he elects to convert such shares. No payment or adjustment shall be made upon any conversion on account of any dividends on the Common Stock other than as provided in Section 5.2(d).

(c)    Shares of Series A Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the certificate(s) for such shares for conversion in accordance with the foregoing provisions, and at such time the rights of the holder of such shares as a holder thereof shall cease and from and after such time the person entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such Common Stock. As promptly as practicable on or after the conversion date, the Corporation shall issue and shall deliver at such office a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fraction of a share, as provided in Section 5.6, to the person or persons entitled to receive the same.

(d)    In the event the Corporation shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a subdivision (by any stock split, stock dividend, dividend of options, warrants or other similar instruments, stock reclassification or otherwise) of the outstanding shares of Common Stock into a greater number of shares of Common Stock (or other equity interests) or a spin-off or other distribution of indebtedness or other assets, then and in each such event the Conversion Ratio in effect at the opening of business on the day after the date upon which such subdivision, spin-off or other distribution becomes effective shall be proportionately adjusted. Additionally, if the Corporation shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a combination (by any reverse stock split or otherwise) of the outstanding shares of Common Stock or any repurchase of any outstanding shares of Common Stock such that it results in a smaller number of shares of Common Stock (or other equity interests), then and in each such event the Conversion Ratio in effect at the opening of business on the day after the date upon which such combination or repurchase becomes effective shall be proportionately adjusted. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is convertible into Common Stock and has a conversion ratio therefor that is more favorable to the holder(s) of such Parity Stock than the Conversion Ratio, then the Conversion Ratio shall be automatically adjusted to be equal to such more favorable conversion ratio. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is convertible into Common Stock and the issuance price (including original issuance discount and other similar fees) for such Parity Stock (for purposes of this Section 5.2(d), the “Parity Stock Issuance Price”) is less than $4.57218 per share (the “Series A Price”), then (to the extent not duplicative of any adjustment made pursuant to the immediately preceding sentence) the Conversion Ratio shall be automatically adjusted by multiplying it by the quotient derived by dividing the Series A Price by the Parity Stock Issuance Price. (For example, on the Original Issuance Date, the Conversion Ratio is 1 share of Series A Preferred Stock converts into 0.76923 shares of Common Stock; if the Corporation were to issue shares of Parity Stock at $2.28609 per share, then the Conversion Ratio would be adjusted such that thereafter 1 share of Series A Preferred Stock would convert into 1.53846 shares of Common Stock.) Any adjustment under this Section 5.2(d) shall become effective immediately after the opening of business on the day after the date upon which the applicable event becomes effective.

5.3.    If the Magellan Merger Does Not Occur: Mandatory Conversion. If the Magellan Merger Closing has not occurred and the Magellan Merger Agreement has been terminated in accordance with its terms, then on the sixth anniversary of the Original Issue Date all shares of

Series A Preferred Stock then outstanding shall automatically convert into shares of Common Stock on and subject to the following terms and conditions:

(a)    Each share of Series A Preferred Stock shall be convertible at the Conversion Ratio. The Conversion Ratio shall be adjusted in certain instances as provided in Section 5.2(d).

(b)    The Corporation shall use commercially reasonable efforts to give notice of such conversion to the holders of shares of Series A Preferred Stock at least 30 days before the conversion date. No payment or adjustment shall be made upon any conversion on account of any dividends on the Common Stock.

(c)    Shares of Series A Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the conversion date, and at such time the rights of the holder of such shares as a holder thereof shall cease and from and after such time the person entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such Common Stock. As promptly as practicable on or after the conversion date and after surrender of the certificate(s) representing the converted Series A Preferred Stock, the Corporation shall issue and shall deliver to the holder of each such certificate one or more certificates for the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fraction of a share, as provided in Section 5.6, to the person or persons entitled to receive the same.

5.4.    If the Magellan Merger Occurs: Optional Exchange.

(a)    Optional Exchange Into Magellan Preferred Stock. If the Magellan Merger Closing has occurred, then the holders of shares of Series A Preferred Stock shall have the right, at their option, to exchange all (but not less than all) such shares for shares of Magellan Preferred Stock at any time on and subject to the following terms and conditions:

(i)    Each share of Series A Preferred Stock shall be exchangeable for one share of Magellan Preferred Stock (herein called the “Preferred Stock Exchange Ratio”). The Preferred Stock Exchange Ratio shall be adjusted in certain instances as provided in Section 5.4(a)(iv).

(ii)    In order to exchange shares of Series A Preferred Stock the holder thereof shall surrender at the office of the Corporation the certificate(s) therefor, duly endorsed or assigned to the Corporation or in blank, and give written notice to the Corporation at such office that he elects to exchange such shares.

(iii)    Shares of Series A Preferred Stock shall be deemed to have been exchanged immediately prior to the close of business on the day of surrender of the certificate(s) for such shares for exchange in accordance with the foregoing provisions, and at such time the rights of the holder of such shares as a holder thereof shall cease and from and after such time the person entitled to receive the Magellan Preferred Stock issuable upon such exchange shall be treated for all purposes as the record holder of such Magellan Preferred Stock. As promptly as practicable on or after the exchange date, the Corporation shall cause Magellan to issue and deliver at such office a certificate or certificates for the number of full shares of Magellan Preferred Stock issuable upon such exchange, together with payment in lieu of any fraction of a share, as provided in Section 5.6, to the person or persons entitled to receive the same.

(iv)    In the event Magellan shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a subdivision (by any stock split, stock dividend, dividend of options, warrants or other similar instruments, stock reclassification or otherwise) of the outstanding shares of Magellan Preferred Stock into a greater number of shares of Magellan Preferred Stock (or other equity interests) or a spin-off or other distribution of indebtedness or other assets, then and in each such event the Preferred Stock Exchange Ratio in effect at the opening of business on the day after the date upon which such subdivision, spin-off or other distribution becomes effective shall be proportionately adjusted. Additionally, if Magellan shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a combination (by any reverse stock split or otherwise) of the outstanding shares of Magellan Preferred Stock or any repurchase of any outstanding shares of Magellan Preferred Stock such that it results in a smaller number of shares of Magellan Preferred Stock (or other equity interests), then and in each such event the Preferred Stock Exchange Ratio in effect at the opening of business on the day after the date upon which such combination or repurchase becomes effective shall be proportionately adjusted. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is exchangeable for Magellan Preferred Stock and has an exchange ratio therefor that is more favorable to the holder(s) of such Parity Stock than the Preferred Stock Exchange Ratio, then the Preferred Stock Exchange Ratio shall be automatically adjusted to be equal to such more favorable exchange ratio. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is exchangeable for Magellan Preferred Stock and the issuance price (including original issuance discount and other similar fees) for such Parity Stock (for purposes of this Section 5.4(a)(iv), the “Parity Stock Issuance Price”) is less than the Series A Price, then (to the extent not duplicative of any adjustment made pursuant to the immediately preceding sentence) the Preferred Stock Exchange Ratio shall be automatically adjusted by multiplying it by the quotient derived by dividing the Series A Price by the Parity Stock Issuance Price. (For example, on the Original Issuance Date, the Preferred Stock Exchange Ratio is 1 share of Series A Preferred Stock is exchangeable for 1 share of Magellan Preferred Stock; if the Corporation were to issue shares of Parity Stock at $2.28609 per share, then the Preferred Stock Exchange Ratio would be adjusted such that thereafter 1 share of Series A Preferred Stock would be exchangeable for 2 shares of Magellan Preferred Stock.) Any adjustment under this Section 5.4(a)(iv) shall become effective immediately after the opening of business on the day after the date upon which the applicable event becomes effective.

(v)    Notwithstanding the foregoing provisions of this Section 5.4(a), neither the Corporation nor Magellan shall be required to effect any exchange pursuant to this Section 5.4(a) if to do so would be, in the good faith determination of the Board of Directors of Magellan, commercially unreasonable for the Corporation and/or Magellan.

(b)    Optional Exchange Into Magellan Common Stock. If the Magellan Merger Closing has occurred, then the holders of shares of Series A Preferred Stock shall have the right, at their option, to exchange all (but not less than all) such shares for shares of Magellan Common Stock at any time (including immediately prior to any liquidation, dissolution or winding up of the affairs of the Corporation) on and subject to the following terms and conditions:

(i)    Each share of Series A Preferred Stock shall be exchangeable for one share of Magellan Common Stock (herein called the “Common Stock Exchange Ratio”). The Common Stock Exchange Ratio shall be adjusted in certain instances as provided in Section 5.4(b)(iv).

(ii)    In order to exchange shares of Series A Preferred Stock the holder thereof shall surrender at the office of the Corporation the certificate(s) therefor, duly endorsed or assigned to the Corporation or in blank, and give written notice to the Corporation at such office that he elects to exchange such shares.

(iii)    Shares of Series A Preferred Stock shall be deemed to have been exchanged immediately prior to the close of business on the day of surrender of the certificate(s) for such shares for exchange in accordance with the foregoing provisions, and at such time the rights of the holder of such shares as a holder thereof shall cease and from and after such time the person entitled to receive the Magellan Common Stock issuable upon such exchange shall be treated for all purposes as the record holder of such Magellan Common Stock. As promptly as practicable on or after the exchange date, the Corporation shall cause Magellan to issue and deliver at such office a certificate or certificates for the number of full shares of Magellan Common Stock issuable upon such exchange, together with payment in lieu of any fraction of a share, as provided in Section 5.6, to the person or persons entitled to receive the same.

(iv)    In the event Magellan shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a subdivision (by any stock split, stock dividend, dividend of options, warrants or other similar instruments, stock reclassification or otherwise) of the outstanding shares of Magellan Common Stock into a greater number of shares of Magellan Common Stock (or other equity interests) or a spin-off or other distribution of indebtedness or other assets, then and in each such event the Common Stock Exchange Ratio in effect at the opening of business on the day after the date upon which such subdivision, spin-off or other distribution becomes effective shall be proportionately adjusted. Additionally, if Magellan shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a combination (by any reverse stock split or otherwise) of the outstanding shares of Magellan Common Stock or any repurchase of any outstanding shares of Magellan Common Stock such that it results in a smaller number of shares of Magellan Common Stock (or other equity interests), then and in each such event the Common Stock Exchange Ratio in effect at the opening of business on the day after the date upon which such combination or repurchase becomes effective shall be proportionately adjusted. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is exchangeable for Magellan Common Stock and has an exchange ratio therefor that is more favorable to the holder(s) of such Parity Stock than the Common Stock Exchange Ratio, then the Common Stock Exchange Ratio shall be automatically adjusted to be equal to such more favorable exchange ratio. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is exchangeable for Magellan Common Stock and the issuance price (including original issuance discount and other similar fees) for such Parity Stock (for purposes of this Section 5.4(b)(iv), the “Parity Stock Issuance Price”) is less than the Series A Price, then (to the extent not duplicative of any adjustment made pursuant to the immediately preceding sentence) the Common Stock Exchange Ratio shall be automatically adjusted by multiplying it by the quotient derived by dividing the Series A Price by the Parity Stock Issuance Price. (For example, on the Original Issuance Date, the Common Stock Exchange Ratio is 1 share of Series A Preferred Stock is exchangeable for 1 share of Magellan Common Stock; if the Corporation were to issue shares of Parity Stock at $2.28609 per share, then the Common Stock Exchange Ratio would be adjusted such that thereafter 1 share of Series A Preferred Stock would be exchangeable for 2 shares of Magellan Common Stock.) Any adjustment under this Section 5.4(b)(iv) shall become effective immediately after the opening of business on the day after the date upon which the applicable event becomes effective.

5.5.    If the Magellan Merger Occurs: Mandatory Exchange. If the Magellan Merger Closing has occurred, then on the sixth anniversary of the Original Issue Date all shares of Series A Preferred Stock then outstanding shall automatically be exchanged for shares of Magellan Common Stock on and subject to the following terms and conditions:

(a)    Each share of Series A Preferred Stock shall be exchangeable for one share of Magellan Common Stock (herein called the “Exchange Ratio”). The Exchange Ratio shall be adjusted in certain instances as provided in Section 5.5(d).

(b)    The Corporation shall use commercially reasonable efforts to give notice of such conversion to the holders of shares of Series A Preferred Stock at least 30 days before the exchange date.

(c)    Shares of Series A Preferred Stock shall be deemed to have been exchanged immediately prior to the close of business on the exchange date, and at such time the rights of the holder of such shares as a holder thereof shall cease and from and after such time the person entitled to receive the Magellan Common Stock issuable upon such exchange shall be treated for all purposes as the record holder of such Magellan Common Stock. As promptly as practicable on or after the exchange date and after surrender of the certificate(s) representing the converted Series A Preferred Stock, the Corporation shall cause Magellan to issue and deliver a certificate or certificates for the number of full shares of Magellan Common Stock issuable upon such exchange, together with payment in lieu of any fraction of a share, as provided in Section 5.6, to the person or persons entitled to receive the same.

(d)    In the event Magellan shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a subdivision (by any stock split, stock dividend, dividend of options, warrants or other similar instruments, stock reclassification or otherwise) of the outstanding shares of Magellan Common Stock into a greater number of shares of Magellan Common Stock (or other equity interests) or a spin-off or other distribution of indebtedness or other assets, then and in each such event the Exchange Ratio in effect at the opening of business on the day after the date upon which such subdivision, spin-off or other distribution becomes effective shall be proportionately adjusted. Additionally, if Magellan shall, at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, effect a combination (by any reverse stock split or otherwise) of the outstanding shares of Magellan Common Stock or any repurchase of any outstanding shares of Magellan Common Stock such that it results in a smaller number of shares of Magellan Common Stock (or other equity interests), then and in each such event the Exchange Ratio in effect at the opening of business on the day after the date upon which such combination or repurchase becomes effective shall be proportionately adjusted. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is exchangeable for Magellan Common Stock and has an exchange ratio therefor that is more favorable to the holder(s) of such Parity Stock than the Exchange Ratio, then the Exchange Ratio shall be automatically adjusted to be equal to such more favorable exchange ratio. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is exchangeable for Magellan Common Stock and the issuance price (including original issuance discount and other similar fees) for such Parity Stock (for purposes of this Section 5.5(d), the “Parity Stock Issuance Price”) is less than the Series A Price, then (to the extent not duplicative of any adjustment made pursuant to the immediately preceding sentence) the Exchange Ratio shall be automatically adjusted by multiplying it by the quotient derived by dividing the Series A Price by the Parity Stock Issuance Price. (For example, on the Original Issuance Date, the Exchange Ratio is 1 share of Series A Preferred Stock is exchangeable for 1 share of Magellan Common Stock; if the Corporation were to issue shares of Parity Stock at $2.28609 per share, then the Exchange Ratio would be adjusted such that thereafter 1 share of Series A Preferred Stock would be exchangeable for 2 shares of Magellan Common Stock.) Any adjustment under this Section 5.5(d) shall become effective immediately after the opening of business on the day after the date upon which the applicable event becomes effective.

5.6.    Fractional Interest. Neither the Corporation nor Magellan shall be required upon the conversion or exchange of any share of Series A Preferred Stock to issue any fractional shares, but may, in lieu of issuing any fractional share that would otherwise be issuable upon such conversion, pay a cash adjustment in respect of such fraction in an amount equal to the $6.00 (as adjusted in accordance with the principles set forth above) multiplied by the number (or fraction) of shares of Series A Preferred Stock equal to such fraction on the date of such conversion. If more than one share of Series A Preferred Stock shall be presented for conversion at the same time by the same holder, the number of full shares of Common Stock which shall be issuable upon such conversion thereof (or full shares of Magellan Preferred Stock or Magellan Common Stock which shall be issuable upon such exchange therefor) shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so to be converted by such holder. The holders expressly waive their right to receive any fraction of a share of Common Stock, Magellan Preferred Stock or Magellan Common Stock or a stock certificate representing a fraction of a share of Common Stock, Magellan Preferred Stock or Magellan Common Stock if such amount of cash is paid in lieu thereof.

5.7.    Reservation and Authorization of Common Stock. The Corporation covenants that, so long as any shares of Series A Preferred stock remain outstanding, the Corporation will at all times reserve and keep available, from its authorized and unissued Common Stock solely for issuance and delivery upon the conversion of the shares of Series A Preferred Stock and free of preemptive rights, such number of shares of Common Stock as from time to time shall be issuable upon the conversion in full of all outstanding shares of Series A Preferred Stock. The Corporation further covenants that it shall, from time to time, take all steps necessary to increase the authorized number of shares of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued would otherwise be insufficient to allow delivery of all the shares of Common Stock then deliverable upon the conversion in full of all outstanding shares of Series A Preferred Stock. The Corporation covenants that all shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock will, upon issuance, be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer (other than restrictions on transfer arising under federal and state securities laws) and will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein). The Corporation shall take all such actions as may be necessary to ensure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic stock exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation covenants that the stock certificates issued to evidence any shares of Common Stock issued upon conversion of shares of Series A Preferred Stock will comply with the Delaware General Corporation Law and any other applicable law.

The Corporation hereby authorizes and directs its current and future transfer agents for the Common Stock at all times to reserve stock certificates for such number of authorized shares as shall be requisite for such purpose. The transfer agent or agents for the Series A Preferred Stock are hereby authorized to requisition from time to time from any such transfer agents for the Common Stock stock certificates required to honor outstanding shares of Series A Preferred Stock upon conversion thereof in accordance with the terms of this Certificate of Incorporation, and the Corporation hereby authorizes and directs such transfer agents to comply with all such requests of the transfer agent or agents for the Series A Preferred Stock. The Corporation will supply such transfer agents with duly executed stock certificates for such purposes.

5.8.     Reservation and Authorization of Magellan Preferred Stock and Magellan Common Stock. The Corporation covenants that, if the Magellan Merger Closing has occurred and so long as any shares of Series A Preferred Stock remain outstanding:

(a)    The Corporation will cause Magellan at all times to reserve and keep available, from its authorized and unissued Magellan Preferred Stock and Magellan Common Stock solely for issuance and delivery upon the exchange of the shares of Series A Preferred Stock and free of preemptive rights, such number of shares of Magellan Preferred Stock and Magellan Common Stock as from time to time shall be issuable upon the conversion in full of all outstanding shares of Series A Preferred Stock;

(b)    The Corporation shall cause Magellan, from time to time, to take all steps necessary to increase the authorized number of shares of its Magellan Preferred Stock and Magellan Common Stock if at any time the authorized number of shares of Magellan Preferred Stock and Magellan Common Stock remaining unissued would otherwise be insufficient to allow delivery of all the shares of Magellan Preferred Stock and Magellan Common Stock then deliverable upon the exchange of all outstanding shares of Series A Preferred Stock;

(c)    All shares of Magellan Preferred Stock and Magellan Common Stock issuable upon exchange of the shares of Series A Preferred Stock will, upon issuance, be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer (other than restrictions on transfer arising under federal and state securities laws) and will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein);

(d)    The stock certificates issued to evidence any shares of Magellan Preferred Stock and Magellan Common Stock issued upon exchange of shares of Series A Preferred Stock will comply with the Delaware General Corporation Law and any other applicable law.

5.9.    Changes in Common Stock. In case at any time or from time to time after the Original Issue Date while the shares of Series A Preferred Stock remain outstanding, the Corporation shall be a party to or shall otherwise engage in any transaction or series of related transactions (other than the transactions contemplated by the Magellan Merger Agreement) constituting a merger of the Corporation into, a consolidation of the Corporation with, a sale, lease, transfer, conveyance or other disposition (in one or a series of related transactions) of all or substantially all of the Corporation’s assets to, or an acquisition of 50% or more of the voting interests in the Corporation by, any other Person (a “Non-Surviving Transaction”) then, as a condition to the consummation of such Non-Surviving Transaction, the Corporation shall cause such other Person to make lawful provision as a part of the terms of such Non-Surviving Transaction whereby:

(a)    so long as any share of Series A Preferred Stock remains outstanding, on such terms and subject to such conditions substantially identical to the provisions set forth in this Certificate of

Incorporation, each share of Series A Preferred Stock, upon the conversion thereof at any time on or after the consummation of such Non-Surviving Transaction, shall be convertible into, in lieu of the Common Stock issuable upon such conversion prior to such consummation, only the securities or other property (“Substituted Property”) that would have been receivable upon such Non-Surviving Transaction by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock was convertible immediately prior to such Non-Surviving Transaction, assuming such holder of Common Stock:

(i)    is not a Person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (“Constituent Person”), or an Affiliate of a Constituent Person; and

(ii)    failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such Non-Surviving Transaction (provided that if the kind or amount of securities, cash and other property receivable upon such Non-Surviving Transaction is not the same for each share of Common Stock held immediately prior to such Non-Surviving Transaction by other than a Constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised (“Non-Electing Share”), then, for the purposes of this Section 5.9, the kind and amount of securities, cash and other property receivable upon such Non-Surviving Transaction by each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares); and

(b)    the rights, preferences, privileges and obligations of such other Person and the holders of shares of Series A Preferred Stock in respect of Substituted Property shall be substantially identical to the rights, preferences, privileges and obligations of the Corporation and holders of shares of Series A Preferred Stock in respect of Common Stock hereunder as set forth in this Section 5.

Such lawful provision shall provide for adjustments which, for events subsequent to the effective date of such lawful provision, shall be substantially identical to the adjustments provided for elsewhere in this Section 5. The above provisions of this Section 5.9 shall similarly apply to successive Non-Surviving Transactions.

5.10.    Statement on Certificates. Irrespective of any adjustment in the Conversion Ratio, Preferred Stock Exchange Ratio, Common Stock Exchange Ratio or Exchange Ratio or the amount or kind of shares into which the shares of Series A Preferred Stock are convertible or exchangeable, certificates for shares of Series A Preferred Stock theretofore or thereafter issued may continue to express the same Conversion Ratio, Preferred Stock Exchange Ratio, Common Stock Exchange Ratio and/or Exchange Ratio initially applicable or amount or kind of shares initially issuable upon conversion or exchange of the Series A Preferred Stock evidenced thereby (but the adjusted amount shall nonetheless be the determinative amount).

5.11.    No Voting or Dividend Rights. Subject to the provisions of Section 6 and except as may be specifically provided for in this Article Fourth, until the conversion or exchange of any share of Series A Preferred Stock:

(i)    no holder of any share of Series A Preferred Stock shall have or exercise any rights by virtue hereof as a holder of Common Stock, including, without limitation, the right to vote or to receive dividends and other distributions as a holder of Common Stock or to receive notice of, or attend, meetings or any other proceedings of holders of Common Stock;

(ii)    the consent of any such holder as a holder of Common Stock shall not be required with respect to any action or proceeding of the Corporation;

(iii)    no such holder, by reason of the ownership or possession of a share of Series A Preferred Stock, shall have any right to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable not in violation of Section 2 to the holders of Common Stock prior to, or for which the relevant record date preceded, the date of the conversion of such share of Series A Preferred Stock; and

(iv)    no such holder shall have any right not expressly conferred hereunder or by applicable law with respect to the share of Series A Preferred Stock held by such holder.

5.12.    Payment of Taxes. The Corporation and Magellan shall pay any and all taxes (other than income taxes) that may be payable in respect of the issue or delivery of shares of Common Stock, Magellan Common Stock and Magellan Preferred Stock on conversion or exchange of shares of Series A Preferred Stock pursuant hereto. Neither the Corporation nor Magellan shall impose any service charge in connection with any such conversion. Neither the Corporation nor Magellan shall be required, however, to pay any tax or other charge imposed in respect of any transfer involved in the issue and delivery of any certificates for shares of Common Stock, Magellan Common Stock or Magellan Preferred Stock or payment of cash or other property to any recipient other than the holder of the share of Series A Preferred Stock converted or exchanged, and in case of such transfer or payment, the transfer agent or agents for the Series A Preferred Stock and neither the Corporation nor Magellan shall be required to issue or deliver any certificate or pay any cash until (a) such tax or charge has been paid or an amount sufficient for the payment thereof has been delivered to the transfer agent or agents for the Series A Preferred Stock or the Corporation or Magellan or (b) it has been established to the Corporation’s satisfaction that any such tax or other charge that is or may become due has been paid. Notwithstanding anything to the contrary in this Section 5.12, Magellan shall have no obligation with respect to this Section 5.12 if the Magellan Merger Closing does not occur.

6.    Voting.

(a)    The holders of shares of Series A Preferred Stock shall have no voting rights whatsoever, except as otherwise provided in this Section 6 or as otherwise specifically required by law. As to matters upon which holders of shares of Series A Preferred Stock are entitled to vote as a class, the holders of Series A Preferred Stock shall be entitled to one vote per share and such vote shall be by majority vote.

(b)    Except as provided to the contrary in the proviso to this sentence, each holder of outstanding shares of Series A Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law; provided, however, that, except as set forth in Section 6(c)(vi), the shares of Series A Preferred Stock shall not be entitled to vote with respect to the Magellan Merger, the Magellan Merger Agreement, or any matter directly relating to the Magellan Merger or the Magellan Merger Agreement. In any such vote, each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share is convertible pursuant to Section 5.2(b) (regardless of whether such Series A Preferred Stock is then-convertible) as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding shares of Series A Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation’s bylaws.

(c)    So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or this Certificate of Incorporation, the Corporation shall not, directly or indirectly, without the affirmative vote at a meeting (or the written consent with or without a meeting) of the holders of at least a majority of the number of shares of Series A Preferred Stock then outstanding:

(i)    authorize or approve the issuance of any shares of, or of any security convertible into, or convertible or exchangeable for shares of, Preferred Stock or shares of any other capital stock of the Corporation, which shares rank prior to shares of Series A Preferred Stock in the payment of dividends or in the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Corporation (or amend the terms of any existing shares to provide for such ranking);

(ii)    authorize or approve the issuance of any shares of, or of any security convertible into, or convertible or exchangeable for shares of, Parity Stock (or amend the terms of any existing shares to provide for such ranking) except such Parity Stock that is issued to Persons other than Affiliates, directors, officers, employees or consultants of the Corporation;

(iii)    amend, alter or repeal any of the provisions of this Certificate of Incorporation so as to affect adversely the powers, designations, preferences and rights of the Series A Preferred Stock or the holders thereof or amend, alter or repeal any of the provisions of this Article Fourth; provided, however, that, for the avoidance of doubt, the amendment of this Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any Fully Junior Stock shall not be deemed to affect adversely the powers, designations, preferences and rights of the Series A Preferred Stock or the holders thereof;

(iv)    take any other corporate action that adversely affects any of the rights, preferences or privileges of the Series A Preferred Stock; provided, however, that for the avoidance of doubt this Section 6(c)(iv) shall not refer to any commercial or business decision made by the Corporation that may affect the value of the Series A Preferred Stock but does not change its rights, preferences or privileges (such as the incurrence of debt) or the issuance of Parity Stock permitted by Section 6(c)(ii);

(v)    engage in any business, act or activity other than any business related in any manner to hydrocarbons or energy; or

(vi)    modify, amend or waive any provision of the Magellan Merger Agreement that alters the relative exchange ratio as between the shareholders of the Corporation and the shareholders of Magellan.

7.    Certain Definitions.

As used herein with respect to the Series A Preferred Stock, the following terms shall have the following meanings:

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise .

“Business Day” means a day except a Saturday or Sunday or other day on which the banks in the city of Houston, Texas are authorized or required by applicable law to be closed.

“Fully Junior Stock” means any Junior Stock over which the Series A Preferred Stock has preference and priority in the payment of dividends and in the distribution of assets on any liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation.

“holder” of shares of Series A Preferred Stock shall mean the stockholder in whose name such Series A Preferred Stock is registered in the stock books of the Corporation.

“Junior Stock” means the Common Stock, par value $0.01 per share, of the Corporation and any other class or series of shares of the Corporation or any of its subsidiaries hereafter authorized over which the Series A Preferred Stock has preference or priority in the payment of dividends (including prohibiting any such dividends while any Series A Preferred Stock is outstanding) or in the distribution of assets on any liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation or its subsidiaries.

“Magellan” means Magellan Petroleum Corporation, a Delaware corporation.

“Magellan Common Stock” means common stock of Magellan, par value $0.01 per share.

“Magellan Merger” means the merger contemplated by the Magellan Merger Agreement.

“Magellan Merger Agreement” means that certain merger agreement dated as of August 2, 2016 among the Corporation, Magellan and River Merger Sub, Inc. (as amended, restated, supplemented and/or otherwise modified from time to time).

“Magellan Merger Closing” means the closing of the transactions contemplated by the Magellan Merger Agreement, including the Magellan Merger.

“Magellan Preferred Stock” means Series B Preferred Stock of Magellan, par value $0.01 per share, with terms, conditions, rights, preferences and privileges substantially identical to those of the Series A Preferred Stock (including that such Series B Preferred Stock of Magellan shall be senior to or pari passu with all other shares) except (i) such shares are convertible on a one-for-one basis for shares of Magellan Common Stock (subject to similar adjustments as are set forth in this Certificate of Incorporation), (ii) such shares are not convertible into Common Stock and (iii) such shares shall not be redeemable.

“Original Issue Date” means the date on which shares of Series A Preferred Stock are first originally issued under this Article Fourth.

“Parity Stock” means any class or series of shares of the Corporation (including Series A Preferred Stock) that have pari passu preference with the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity.

8.    No Other Rights.

The shares of Series A Preferred Stock shall not have any powers, designations, preferences or relative, participating, optional, or other special rights, nor shall there be any qualifications, limitations or restrictions or any powers, designations, preferences or rights of such shares, other than as set forth herein or in this Certificate of Incorporation or as may be provided by law.

FIFTH: No holder of shares of stock of the Corporation shall have a preemptive right to purchase or subscribe for and receive any shares of any class, or series thereof, of stock of the Corporation, whether now or hereafter authorized, or any warrants, option, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock.

SIXTH: No stockholders of the Corporation shall have the right and power to cumulate votes attributable to their shares for the election of directors.

SEVENTH: The business and affairs of this Corporation shall be managed and conducted by a Board of Directors consisting of one or more members who need not be stockholders. The number of directors of the Corporation shall be fixed as specified or provided for in the bylaws of the Corporation.

EIGHTH: The Board of Directors shall have full power and authority to manage the Corporation and any and all of its assets, properties, businesses, and affairs, including the right to elect such officers and assistant officers and to designate and appoint such agents and employees as the Board of Directors deems advisable and to allow them suitable compensation, and shall have any and all additional powers and authority, not inconsistent with the express terms of this Certificate of Incorporation, that are expressly or impliedly granted to or invested in the Board of Directors by the statutes or laws of the State of Delaware, as now in effect and as hereafter amended or modified. Election of directors need not be by written ballot, except and to the extent provided in the bylaws of the Corporation.

NINTH: Except as otherwise provided by statute, any action that might have been taken at a meeting of stockholders by a vote of the stockholders may be taken with the written consent of stockholders owning (and by such written consent, voting) in the aggregate not less than the minimum percentage of the total number of shares that by statute, this Certificate of Incorporation, the bylaws of the Corporation or an agreement of all of the stockholders are required to be voted with respect to such proposed corporate action; provided, however, that the written consent of a stockholder who would not have been entitled to vote upon the action if a meeting were held shall not be counted; and further provided, that prompt notice shall be given to all stockholders of the taking of such corporate action without a meeting if less than unanimous written consent of all stockholders who have been entitled to vote on the action if a meeting were held is obtained.

TENTH: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation or adopt new bylaws, without any action on the part of the stockholders; provided, however, that no such adoption, amendment, or repeal shall be valid with respect to bylaw provisions which have been adopted, amended, or repealed by the stockholders; and further provided, that bylaws adopted or amended by the Board of Directors and any powers thereby conferred may be amended, altered, or repealed by the stockholders.

ELEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them, and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholders thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of §291 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of § 279 of the Delaware General Corporation Law order a meeting of the creditors or class of creditors; and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TWELFTH: To the fullest extent permitted by applicable law, a director or officer of the Corporation shall be entitled to indemnification from the Corporation for any loss, damage, claim, legal proceeding or investigation (a “Loss”) (or any expenses or costs associated therewith (“Costs”)) incurred by such director or officer by reason of any act or omission performed or omitted by such director or officer in good faith on behalf of the Corporation and in a manner reasonably believed to be within the scope of the authority conferred on such director or officer by the Corporation or by Delaware law, except that (a) no director or officer shall be entitled to be indemnified in respect of any Loss or Costs incurred by such director or officer by reason of such director or officer’s willful misconduct with respect to such acts or omissions and (b) no director or officer shall be entitled to be indemnified in respect of any Loss or Costs incurred by the director or officer for (i) such director or officer’s breach of his duty of loyalty to the Corporation or its stockholders, (ii) such director or officer’s acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, or (iii) any transaction from which the director or officer derived an improper personal benefit; provided, however, that any indemnity under this Article Twelfth shall be funded out of and to the extent of Corporation assets only (including any applicable insurance proceeds), and no director or officer shall have personal liability on account thereof. In a manner determined appropriate by the Board of Directors, the Corporation shall advance Costs incurred by or on behalf of a director or officer in connection with any Loss even before a final determination is made as to whether the director or officer is entitled to indemnification. The Corporation may enter into agreements with its directors or officers to provide for indemnification consistent with the terms and conditions set forth in this Article Thirteenth. The Corporation may purchase and maintain director and officer liability insurance at appropriate levels of coverage as determined by the Board of Directors.

The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

THIRTEENTH: A director or officer of the Corporation shall not be liable to the Corporation or any other person or entity who has an interest in the Corporation for a Loss or Costs incurred by reason of any act or omission performed or omitted by such director or officer in good faith on behalf of the Corporation, in a manner reasonably believed to be in the best interest of the Corporation and in a manner reasonably believed to be within the scope of the authority conferred on such director or officer by the Corporation or by Delaware law, except that (a) a director or officer shall be liable for any such Loss and Costs incurred by reason of such director or officer’s willful misconduct, and (b) notwithstanding anything in this Certificate of Incorporation to the contrary, no provision of this Certificate of Incorporation shall eliminate or limit the liability of a director or officer for (i) any breach of that person’s duty of loyalty to the Corporation or the stockholders (which duty of loyalty shall be not less than the duty of loyalty of a director of a Delaware corporation to such Corporation and its stockholders under Delaware law), (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, or (iii) any transaction from which the director or officer derived an improper personal benefit.

FOURTEENTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation, bylaws of the Corporation or written agreement of all of the stockholders of the Corporation, from time to time, to amend the Certificate of Incorporation or any provisions thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

FIFTEENTH: The Corporation expressly elects not to be governed by §203 of the Delaware General Corporation Law.

* * *

3.    The foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.    That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of November, 2016.

/s/ Meg A. Gentle

Name:	Meg A. Gentle
Title:	President and Chief Executive Officer

EXHIBIT G

Annex 3

Certificate of Designations of Series B Convertible Preferred Stock of Magellan

CERTIFICATE OF DESIGNATIONS OF

SERIES B CONVERTIBLE PREFERRED STOCK OF

MAGELLAN PETROLEUM CORPORATION

MAGELLAN PETROLEUM CORPORATION, a Delaware corporation (the “Corporation”), certifies that pursuant to the authority contained in Article Fourth of its Restated Certificate of Incorporation, as amended from time to time prior to the date hereof (the “Certificate of Incorporation”), and in accordance with the provisions of Section 151 of the Delaware General Corporation Law, its Board of Directors duly approved and adopted on [date] the following resolution, which resolution remains in full force and effect on the date hereof:

WHEREAS, the Certificate of Incorporation authorizes the issuance of up to fifty million (50,000,000) shares of preferred stock, par value $0.01 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors, subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in such series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, the Board of Directors desires to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of such new series.

NOW, THEREFORE, BE IT RESOLVED, that a series of Preferred Stock be, and hereby is, created, and that the number of shares thereof, the voting powers thereof and the designations, preferences and relative, participating, optional and other special rights thereof and the qualifications, limitations and restrictions thereof be, and hereby are, as follows:

1.    General.

(a)    The shares of such series shall be designated the Series B Convertible Preferred Stock (hereinafter referred to as the “Series B Preferred Stock”).

(b)    Each share of Series B Preferred Stock shall be identical in all respects with the other shares of Series B Preferred Stock.

(c)    Shares of Series B Preferred Stock converted into Common Stock shall be cancelled and shall revert to authorized but unissued Preferred Stock, undesignated as to series.

(d)    In any case where any dividend payment date shall not be a Business Day, then (notwithstanding any other provision of this Certificate of Designations) payment of dividends need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the dividend payment date; provided, however, that no interest shall accrue on such amount of dividends for the period from and after such dividend payment date, as the case may be.

2.    Dividends.

So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall neither pay nor declare any dividends, nor make any redemptions or repurchases (other than ordinary course repurchases or deemed repurchases occurring in connection with the vesting or exercise of compensatory equity awards and related tax withholding), in respect of its equity interests (including Common Stock, Preferred Stock, Junior Stock and Parity Stock).

3.    Liquidation.

(a)    In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Series B Preferred Stock shall be entitled to receive an amount in cash equal to $4.57218 per share of Series B Preferred Stock (the “Liquidation Payment”) before any distribution is made to holders of shares of Common Stock, Junior Stock or Parity Stock upon any such liquidation, dissolution or winding up of the affairs of the Corporation. If, upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the assets of the Corporation, or proceeds thereof, distributable among the holders of the then-outstanding shares of Series B Preferred Stock are insufficient to pay the full amount of the Liquidation Payment in respect to all then-outstanding shares of Series B Preferred Stock, then all such assets and proceeds of the Corporation thus distributable shall be distributed ratably in respect of the then-outstanding shares of Series B Preferred Stock.

(b)    Notice of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, shall be given by mail, postage prepaid, not less than 30 days prior to the distribution or payment date stated therein, to each holder of record of Series B Preferred Stock appearing on the stock books of the Corporation as of the date of such notice at the address of said holder shown therein. Such notice shall state a distribution or payment date, the amount of the Liquidation Payment and the place where the Liquidation Payment shall be distributable or payable.

(c)    For the purposes of this Section 3, neither the voluntary sale, lease, conveyance, exchange or transfer of all or substantially all the property or assets of the Corporation (whether for cash, shares of stock, securities or other consideration), nor the consolidation or merger of the Corporation with one or more other entities, shall be deemed to be a liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation, unless such voluntary sale, lease, conveyance, exchange or transfer shall be in connection with a plan of liquidation, dissolution or winding up of the affairs of the Corporation.

(d)    After the payment in cash to the holders of shares of the Series B Preferred Stock of the full amount of the Liquidation Payment with respect to outstanding shares of Series B Preferred Stock, the holders of outstanding shares of Series B Preferred Stock shall have no right or claim, based on their ownership of shares of Series B Preferred Stock, to any of the remaining assets of the Corporation.

4.    Redemption.

The Series B Preferred Stock shall not be redeemable.

5.    Conversion.

(a)    Optional Conversion. The holders of shares of Series B Preferred Stock shall have the right, at their option, to convert all (but not less than all) such shares into shares of Common Stock at any time (including immediately prior to any liquidation, dissolution or winding up of the affairs of the Corporation) on and subject to the following terms and conditions:

(i)    Each share of Series B Preferred Stock shall be convertible into one share of Common Stock (herein called the “Conversion Ratio”). The Conversion Ratio shall be adjusted in certain instances as provided in Section 5(a)(iv).

(ii)    In order to convert shares of Series B Preferred Stock, the holder thereof shall surrender at the office of the Corporation the certificate(s) therefor, duly endorsed or assigned to the Corporation or in blank, and give written notice to the Corporation at such office that he elects to convert such shares.

(iii)    Shares of Series B Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the certificate(s) for such shares for conversion in accordance with the foregoing provisions, and at such time the rights of the holder of such shares as a holder thereof shall cease and from and after such time the person entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such Common Stock. As promptly as practicable on or after the conversion date, the Corporation shall issue and deliver at such office a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fraction of a share, as provided in Section 5(c), to the person or persons entitled to receive the same.

(iv)    In the event the Corporation shall, at any time or from time to time after the Original Issue Date while the shares of Series B Preferred Stock remain outstanding, effect a subdivision (by any stock split, stock dividend, dividend of options, warrants or other similar instruments, stock reclassification or otherwise) of the outstanding shares of Common Stock into a greater number of shares of Common Stock (or other equity interests) or a spin-off or other distribution of indebtedness or other assets, then and in each such event the Conversion Ratio in effect at the opening of business on the day after the date upon which such subdivision, spin-off or other distribution becomes effective shall be proportionately adjusted. Additionally, if the Corporation shall, at any time or from time to time after the Original Issue Date while the shares of Series B Preferred Stock remain outstanding, effect a combination (by any reverse stock split or otherwise) of the outstanding shares of Common Stock or any repurchase of any outstanding shares of Common Stock such that it results in a smaller number of shares of Common Stock (or other equity interests) (other than ordinary course repurchases or deemed repurchases occurring in connection with the vesting or exercise of compensatory equity awards and related tax withholding), then and in each such event the Conversion Ratio in effect at the opening of business on the day after the date upon which such combination or repurchase becomes effective shall be proportionately adjusted. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is convertible into Common Stock and has a conversion ratio therefor that is more favorable to the holder(s) of such Parity Stock than the Conversion Ratio, then the Conversion Ratio shall be automatically adjusted to be equal to such more favorable conversion ratio. Additionally, if the Corporation issues any Parity Stock during the 12 months after the Original Issue Date, which Parity Stock is convertible into Common Stock and the issuance price (including original issuance discount and other similar fees) for such Parity Stock (for purposes of this Section 5(a)(iv), the “Parity Stock

Issuance Price”) is less than $4.57218 per share (the “Series B Price”), then (to the extent not duplicative of any adjustment made pursuant to the immediately preceding sentence) the Conversion Ratio shall be automatically adjusted by multiplying it by the quotient derived by dividing the Series B Price by the Parity Stock Issuance Price. (For example, on the Original Issuance Date, the Conversion Ratio is 1 share of Series B Preferred Stock convertible into 1 share of Common Stock; if the Corporation were to issue shares of Parity Stock at $2.28609 per share, then the Conversion Ratio would be adjusted such that thereafter 1 share of Series B Preferred Stock would be convertible into 2 shares of Common Stock.) Any adjustment under this Section 5(a)(iv) shall become effective immediately after the opening of business on the day after the date upon which the applicable event becomes effective.

(b)    Mandatory Conversion. On the sixth anniversary of the Original Issue Date, all shares of Series B Preferred Stock then outstanding shall automatically be converted into shares of Common Stock on and subject to the following terms and conditions:

(i)    Each share of Series B Preferred Stock shall be convertible into Common Stock at the Conversion Ratio. The Conversion Ratio shall be adjusted in certain instances as provided in Section 5(a)(iv).

(ii)    The Corporation shall use commercially reasonable efforts to give notice of such conversion to the holders of shares of Series B Preferred Stock at least 30 days before the conversion date.

(iii)    Shares of Series B Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the conversion date, and at such time the rights of the holder of such shares as a holder thereof shall cease and from and after such time the person entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such Common Stock. As promptly as practicable on or after the conversion date and after surrender of the certificate(s) representing the converted Series B Preferred Stock, the Corporation shall issue and deliver a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fraction of a share, as provided in Section 5(c), to the person or persons entitled to receive the same.

(c)    Fractional Interest. The Corporation shall not be required upon the conversion of any share of Series B Preferred Stock to issue any fractional shares, but may, in lieu of issuing any fractional share that would otherwise be issuable upon such conversion, pay a cash adjustment in respect of such fraction in an amount equal to the Series B Price (as adjusted in accordance with the principles set forth above) multiplied by the number (or fraction) of shares of Series B Preferred Stock equal to such fraction on the date of such conversion. If more than one share of Series B Preferred Stock shall be presented for conversion at the same time by the same holder, the number of full shares of Common Stock which shall be issuable upon such conversion thereof shall be computed on the basis of the aggregate number of shares of Series B Preferred Stock so to be converted by such holder. The holders expressly waive their right to receive any fraction of a share of Common Stock or a stock certificate representing a fraction of a share of Common Stock if such amount of cash is paid in lieu thereof.

(d)    Reservation and Authorization of Common Stock. The Corporation covenants that, so long as any shares of Series B Preferred Stock remain outstanding:

(i)    The Corporation will at all times reserve and keep available, from its authorized and unissued Common Stock solely for issuance and delivery upon the conversion of the shares of

Series B Preferred Stock and free of preemptive rights, such number of shares of Common Stock as from time to time shall be issuable upon the conversion in full of all outstanding shares of Series B Preferred Stock;

(ii)    The Corporation shall, from time to time, take all steps necessary to increase the authorized number of shares of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued would otherwise be insufficient to allow delivery of all the shares of Common Stock then deliverable upon the conversion of all outstanding shares of Series B Preferred Stock;

(iii)    All shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock will, upon issuance, be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer (other than restrictions on transfer arising under federal and state securities laws) and will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein);

(iv)    The Corporation shall take all such actions as may be necessary to ensure that all such shares of Common Stock may be so issued without violation of any law or governmental regulation applicable to it or any requirements of any domestic stock exchange upon which shares of Common Stock may be listed;

(v)    The stock certificates issued to evidence any shares of Common Stock issued upon conversion of shares of Series B Preferred Stock will comply with the Delaware General Corporation Law and any other applicable law.

The Corporation hereby authorizes and directs its current and future transfer agents for the Common Stock at all times to reserve stock certificates for such number of authorized shares as shall be requisite for such purpose. The transfer agent or agents for the Series B Preferred Stock are hereby authorized to requisition from time to time from any such transfer agents for the Common Stock stock certificates required to honor outstanding shares of Series B Preferred Stock upon conversion thereof in accordance with the terms of this Certificate of Designations, and the Corporation hereby authorizes and directs such transfer agents to comply with all such requests of the transfer agent or agents for the Series B Preferred Stock. The Corporation will supply such transfer agents with duly executed stock certificates for such purposes.

(e)    Changes in Common Stock. In case at any time or from time to time after the Original Issue Date while the shares of Series B Preferred Stock remain outstanding, the Corporation shall be a party to or shall otherwise engage in any transaction or series of related transactions constituting a merger of the Corporation into, a consolidation of the Corporation with, a sale, lease, transfer, conveyance or other disposition (in one or a series of related transactions) of all or substantially all of the Corporation’s assets to, or an acquisition of 50% or more of the voting interests in the Corporation by, any other Person (a “Non-Surviving Transaction”) then, as a condition to the consummation of such Non-Surviving Transaction, the Corporation shall cause such other Person to make lawful provision as a part of the terms of such Non-Surviving Transaction whereby:

(i)    so long as any share of Series B Preferred Stock remains outstanding, on such terms and subject to such conditions substantially identical to the provisions set forth in this Certificate of Designations, each share of Series B Preferred Stock, upon the conversion thereof at any time on or after the consummation of such Non-Surviving Transaction, shall be convertible into, in lieu of the Common Stock issuable upon such conversion prior to such consummation, only the securities or other property (“Substituted Property”) that would have been receivable upon such Non-Surviving

Transaction by a holder of the number of shares of Common Stock into which such share of Series B Preferred Stock was convertible immediately prior to such Non-Surviving Transaction, assuming such holder of Common Stock:

(A)    is not a Person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (“Constituent Person”), or an Affiliate of a Constituent Person; and

(B)    failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such Non-Surviving Transaction (provided that if the kind or amount of securities, cash and other property receivable upon such Non-Surviving Transaction is not the same for each share of Common Stock held immediately prior to such Non-Surviving Transaction by other than a Constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised (“Non-Electing Share”), then, for the purposes of this Section 5(e), the kind and amount of securities, cash and other property receivable upon such Non-Surviving Transaction by each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares); and

(ii)    the rights, preferences, privileges and obligations of such other Person and the holders of shares of Series B Preferred Stock in respect of Substituted Property shall be substantially identical to the rights, preferences, privileges and obligations of the Corporation and holders of shares of Series B Preferred Stock in respect of Common Stock hereunder as set forth in this Section 5.

Such lawful provision shall provide for adjustments which, for events subsequent to the effective date of such lawful provision, shall be substantially identical to the adjustments provided for elsewhere in this Section 5. The above provisions of this Section 5(e) shall similarly apply to successive Non-Surviving Transactions.

(f)    Statement on Certificates. Irrespective of any adjustment in the Conversion Ratio or the amount or kind of shares into which the shares of Series B Preferred Stock are convertible, certificates for shares of Series B Preferred Stock theretofore or thereafter issued may continue to express the same Conversion Ratio initially applicable or amount or kind of shares initially issuable upon conversion of the Series B Preferred Stock evidenced thereby (but the adjusted amount shall nonetheless be the determinative amount).

(g)    No Voting or Dividend Rights. Subject to the provisions of Section 6 and except as may be specifically provided for herein, until the conversion of any share of Series B Preferred Stock:

(i)    no holder of any share of Series B Preferred Stock shall have or exercise any rights by virtue hereof as a holder of Common Stock, including, without limitation, the right to vote or to receive dividends and other distributions as a holder of Common Stock or to receive notice of, or attend, meetings or any other proceedings of holders of Common Stock;

(ii)    the consent of any such holder as a holder of Common Stock shall not be required with respect to any action or proceeding of the Corporation;

(iii)    no such holder, by reason of the ownership or possession of a share of Series B Preferred Stock, shall have any right to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Stock prior to, or for which the relevant record date preceded, the date of the conversion of such share of Series B Preferred Stock (for the avoidance of doubt, this Section 5(g) shall not be deemed to modify Section 2); and

(iv)    no such holder shall have any right not expressly conferred hereunder or by applicable law with respect to the share of Series B Preferred Stock held by such holder.

(h)    Payment of Taxes. The Corporation shall pay any and all taxes (other than income taxes) that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of shares of Series B Preferred Stock pursuant hereto. The Corporation shall not impose any service charge in connection with any such conversion. The Corporation shall not be required, however, to pay any tax or other charge imposed in respect of any transfer involved in the issue and delivery of any certificates for shares of Common Stock or payment of cash or other property to any recipient other than the holder of the share of Series B Preferred Stock converted, and in case of such transfer or payment, the Transfer Agent for the Series B Preferred Stock and the Corporation shall not be required to issue or deliver any certificate or pay any cash until (a) such tax or charge has been paid or an amount sufficient for the payment thereof has been delivered to the Transfer Agent for the Series B Preferred Stock or the Corporation or (b) it has been established to the Corporation’s satisfaction that any such tax or other charge that is or may become due has been paid.

6.    Voting.

(a)    The holders of shares of Series B Preferred Stock shall have no voting rights whatsoever, except as otherwise provided in this Section 6 or as otherwise specifically required by law. As to matters upon which holders of shares of Series B Preferred Stock are entitled to vote as a class, the holders of Series B Preferred Stock shall be entitled to one vote per share and such vote shall be by majority vote.

(b)    Each holder of outstanding shares of Series B Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each share of Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share is convertible pursuant to Section 5(b) as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding shares of Series B Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation’s bylaws.

(c)    So long as any shares of Series B Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Certificate of Incorporation, the Corporation shall not, directly or indirectly, without the affirmative vote at a meeting (or the written consent with or without a meeting) of the holders of at least a majority of the number of shares of Series B Preferred Stock then outstanding:

(i)    authorize or approve the issuance of any shares of, or of any security convertible into, or convertible or exchangeable for shares of, shares of any capital stock of the Corporation that rank prior to shares of Series B Preferred Stock in the payment of dividends or in the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Corporation (or amend the terms of any existing shares to provide for such ranking);

(ii)    authorize or approve the issuance of any shares of, or of any security convertible into, or convertible or exchangeable for shares of, Parity Stock (or amend the terms of any existing shares to provide for such ranking) except such Parity Stock that is issued to Persons other than Affiliates, directors, officers, employees or consultants of the Corporation;

(iii)    amend, alter or repeal any of the provisions of the Certificate of Incorporation so as to affect adversely the powers, designations, preferences and rights of the Series B Preferred Stock or the holders thereof or amend, alter or repeal any of the provisions of this Certificate of Designations; provided, however, that, for the avoidance of doubt, an amendment of the Certificate of Incorporation or this Certificate of Designations to authorize or create, or to increase the authorized amount of, any Fully Junior Stock shall not be deemed to affect adversely the powers, designations, preferences and rights of the Series B Preferred Stock or the holders thereof;

(iv)    take any other corporate action that adversely affects any of the rights, preferences or privileges of the Series B Preferred Stock; provided, however, that for the avoidance of doubt this Section 6(c)(iv) shall not refer to any commercial or business decision made by the Corporation that may affect the value of the Series B Preferred Stock but does not change its rights, preferences or privileges (such as the incurrence of debt) or the issuance of Parity Stock permitted by Section 6(c)(ii); or

(v)    engage in any business, act or activity other than any business related in any manner to hydrocarbons or energy.

For the avoidance of doubt, nothing herein shall limit the ability of the Corporation to issue Common Stock.

7.    Uncertificated Shares; Certificated Shares.

(a)    Uncertificated Shares.

(i)    Legends. Until such time as the Series B Preferred Stock and Common Stock issued upon the conversion of Series B Preferred Stock, as applicable, have been sold pursuant to an effective registration statement under the Securities Act, or the Series B Preferred Stock or Common Stock issued upon the conversion of Series B Preferred Stock, as applicable, are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, each certificate issued with respect to a share of Series B Preferred Stock or any Common Stock issued upon the conversion of Series B Preferred Stock shall bear a legend in substantially the following form:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

(ii)    Removal of Legend. In connection with a sale of the Series B Preferred Stock or Common Stock issued upon the conversion of Series B Preferred Stock, as applicable, in reliance on Rule 144 promulgated under the Securities Act, the applicable holder or its broker shall deliver to the

Corporation a broker representation letter providing to the Corporation any information the Corporation deems necessary to determine that such sale is made in compliance with Rule 144 promulgated under the Securities Act, including, as may be appropriate, a certification that such holder is not an affiliate of the Corporation (as defined in Rule 144 promulgated under the Securities Act) and a certification as to the length of time the applicable equity interests have been held. Upon receipt of such representation letter, the Corporation shall promptly remove the restrictive legend, and the Corporation shall bear all costs associated with the removal of such legend. At such time as the Series B Preferred Stock and Common Stock issued upon the conversion of Series B Preferred Stock, as applicable, have been sold pursuant to an effective registration statement under the Securities Act or have been held by the applicable holder for more than one year where the holder is not, and has not been in the preceding three months, an affiliate of the Corporation (as defined in Rule 144 promulgated under the Securities Act), if the restrictive legend is still in place, the Corporation agrees, upon request of such holder, to take all steps necessary to promptly effect the removal of such legend, and the Corporation shall bear all costs associated with such removal of such legend. The Corporation shall cooperate with the applicable holder to effect the removal of such legend at any time such legend is no longer appropriate.

(b)    Certificates Representing Shares of Series B Preferred Stock.

(i)    Form and Dating. Certificates representing shares of Series B Preferred Stock and the Transfer Agent’s certificate of authentication shall be substantially in the form set forth in Exhibit A, which is hereby incorporated in and expressly made a part of this Certificate of Designations. The Series B Preferred Stock certificate may have notations, legends or endorsements required by law, stock exchange rules, agreements to which the Corporation is subject, if any, or usage, provided that any such notation, legend or endorsement is in a form acceptable to the Corporation. Each Series B Preferred Stock certificate shall be dated the date of its authentication.

(ii)    Execution and Authentication. Two (2) Officers shall sign each Series B Preferred Stock certificate for the Corporation by manual or facsimile signature.

(A)    If an Officer whose signature is on a Series B Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Series B Preferred Stock certificate, the Series B Preferred Stock certificate shall be valid nevertheless.

(B)    A Series B Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually signs the certificate of authentication on the Series B Preferred Stock certificate. The signature shall be conclusive evidence that the Series B Preferred Stock certificate has been authenticated under this Certificate of Designations.

(C)    The Transfer Agent shall authenticate and deliver certificates for shares of Series B Preferred Stock for original issue upon a written order of the Corporation signed by two (2) Officers of the Corporation. Such order shall specify the number of shares of Series B Preferred Stock to be authenticated and the date on which the original issue of the Series B Preferred Stock is to be authenticated.

(D)    The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Corporation to authenticate the certificates for the Series B Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Series B Preferred Stock whenever the Transfer Agent may do so. Each reference in this Certificate of Designations to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

(iii)    Transfer. When certificates representing shares of Series B Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such shares, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that such shares being surrendered for transfer:

(A)    shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Corporation and the Transfer Agent, duly executed by the holder thereof or its attorney duly authorized in writing; and

(B)    are being transferred pursuant to subclause (1) or (2) below, and are accompanied by the following additional information and documents, as applicable:

(1)    if such certificates are being delivered to the Transfer Agent by a holder for registration in the name of such holder, without transfer, a certification from such holder to that effect in substantially the form of Exhibit B hereto; or

(2)    if such certificates are being transferred to the Corporation or to a “qualified institutional buyer” in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit B hereto) and (ii) if the Corporation so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 7(a)(i).

(iv)    Replacement Certificates. If any of the Series B Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Series B Preferred Stock certificate, or in lieu of and substitution for the Series B Preferred Stock certificate lost, stolen or destroyed, a new Series B Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Series B Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series B Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the Transfer Agent.

(v)    Cancellation. In the event the Corporation shall purchase or otherwise acquire certificates representing shares of Series B Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Series B Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Corporation unless the Corporation directs the Transfer Agent to deliver canceled Series B Preferred Stock certificates to the Corporation. The Corporation may not issue new Series B Preferred Stock certificates to replace Series B Preferred Stock certificates to the extent they evidence Series B Preferred Stock which the Corporation has purchased or otherwise acquired.

(c)    Record Holders. Prior to due presentment for registration of transfer of any shares of Series B Preferred Stock, the Transfer Agent and the Corporation may deem and treat the Person in whose name such shares are registered as the absolute owner of such Series B Preferred Stock, and neither the Transfer Agent nor the Corporation shall be affected by notice to the contrary.

(d)    No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Certificate of Designations or under applicable law with respect to any transfer of any interest in any Series B Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Certificate of Designations, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

8.    Certain Definitions.

As used herein with respect to the Series B Preferred Stock, the following terms shall have the following meanings:

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Board of Directors” shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

“Business Day” means a day except a Saturday or Sunday or other day on which the banks in the city of Houston, Texas are authorized or required by applicable law to be closed.

“Common Stock” means common stock of the Corporation, par value $0.01 per share.

“Fully Junior Stock” means any Junior Stock over which the Series B Preferred Stock has preference and priority in the payment of dividends and in the distribution of assets on any liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation.

“holder” of shares of Series B Preferred Stock means the stockholder in whose name such Series B Preferred Stock is registered in the stock books of the Corporation.

“Junior Stock” means the Common Stock and any other class or series of shares of the Corporation or any of its subsidiaries hereafter authorized over which the Series B Preferred Stock has preference or priority in the payment of dividends (including prohibiting any such dividends while any Series B Preferred Stock is outstanding) or in the distribution of assets on any liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation or its subsidiaries.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Corporation.

“Original Issue Date” means November 23, 2016.

“Parity Stock” means any class or series of shares of the Corporation (including Series B Preferred Stock) that have pari passu preference with the Series B Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Transfer Agent” means Broadridge Corporate Issuer Solutions, Inc., acting as the Corporation’s duly appointed transfer agent, registrar, conversion agent and dividend disbursing agent for the Series B Preferred Stock. The Corporation may, in its sole discretion, remove the Transfer Agent with ten (10) days’ prior notice to the Transfer Agent; provided that the Corporation shall appoint as its successor a nationally recognized Transfer Agent who shall accept such appointment prior to the effectiveness of such removal.

9.    No Other Rights.

The shares of Series B Preferred Stock shall not have any powers, designations, preferences or relative, participating, optional, or other special rights, nor shall there be any qualifications, limitations or restrictions or any powers, designations, preferences or rights of such shares, other than as set forth herein or in the Certificate of Incorporation or as may be provided by law.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed and attested this      day of                         ,         .

MAGELLAN PETROLEUM CORPORATION

By:
Name:
Title:

Attest:
Name:
Title:

[SIGNATURE PAGE TO CERTIFICATE OF DESIGNATIONS OF

SERIES B CONVERTIBLE PREFERRED STOCK OF MAGELLAN PETROLEUM CORPORATION]

EXHIBIT A

FORM OF SERIES B CONVERTIBLE PREFERRED STOCK

FACE OF SECURITY

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

Certificate Number	[●] Shares of
[●]	Series B Convertible Preferred Stock

Series B Convertible Preferred Stock

of

MAGELLAN PETROLEUM CORPORATION

MAGELLAN PETROLEUM CORPORATION, a Delaware corporation (the “Corporation”), hereby certifies that [●] (the “Holder”) is the registered owner of [●] fully paid and non-assessable shares of preferred stock, par value $0.01 per share, of the Corporation designated as the Series B Convertible Preferred Stock (the “Series B Preferred Stock”). The shares of Series B Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Series B Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Certificate of Designations dated [date], as the same may be amended from time to time (the “Certificate of Designations”). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Designations. The Corporation will provide a copy of the Certificate of Designations to a Holder without charge upon written request to the Corporation at its principal place of business.

Reference is hereby made to select provisions of the Series B Preferred Stock set forth on the reverse hereof, and to the Certificate of Designations, which select provisions and the Certificate of Designations shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Designations and is entitled to the benefits thereunder.

Unless the Transfer Agent’s Certificate of Authentication hereon has been properly executed, these shares of Series B Preferred Stock shall not be entitled to any benefit under the Certificate of Designations or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has executed this certificate this [●] day of [●], 20[●].

MAGELLAN PETROLEUM CORPORATION

By:
Name:
Title:

By:
Name:
Title:

TRANSFER AGENT’S CERTIFICATE OF AUTHENTICATION

These are shares of the Series B Preferred Stock referred to in the within-mentioned Certificate of Designations.

Dated:

[●], as Transfer Agent,

By:
Authorized Signatory

REVERSE OF SECURITY

The shares of Series B Preferred Stock shall be convertible into the Corporation’s Common Stock upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Designations.

The Corporation will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Series B Preferred Stock evidenced hereby to:

(Insert assignee’s social security or tax identification number)

(Insert address and zip code of assignee)

and irrevocably appoints:

agent to transfer the shares of Series B Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:

Signature:

    (Sign exactly as your name appears on the other side of this Series B Preferred Stock Certificate)

Signature Guarantee:	[1]

[1]	Signature must be guaranteed by an “eligible guarantor institution” that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT B

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re:	Series B Convertible Preferred Stock (the “Series B Preferred Stock”) of Magellan Petroleum Corporation (the “Corporation”)

This Certificate relates to [●] shares of Series B Preferred Stock held by [●] (the “Transferor”).

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Series B Preferred Stock.

In connection with such request and in respect of such Series B Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Designations relating to the above-captioned Series B Preferred Stock and that the transfer of this Series B Preferred Stock does not require registration under the Securities Act of 1933, as amended (the “Securities Act”), because */:

☐	such Series B Preferred Stock is being acquired for the Transferor’s own account without transfer;

☐	such Series B Preferred Stock is being transferred to the Corporation; or

☐	such Series B Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A.

Such Series B Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an opinion of counsel if the Corporation so requests).

[●]

By:

Date:

*/	Please check applicable box.

Annex B: Petrie Partners Securities, LLC Fairness Opinion

August 2, 2016

The Board of Directors

Magellan Petroleum Corporation

1775 Sherman Street, Suite 1950

Denver, CO 80203

Members of the Board of Directors:

Magellan Petroleum Corporation, a Delaware corporation (“Magellan,” or the “Parent”), Magellan Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and Tellurian Investments Inc., a Delaware corporation (“Tellurian” or the “Company”), propose to enter into an Agreement and Plan of Merger, dated August 2, 2016 (the “Merger Agreement”), pursuant to which (i) Merger Sub shall merge with and into the Company and the separate corporate existence of Merger Sub shall cease, and (ii) the Company shall be the surviving corporation and a wholly-owned subsidiary of the Parent (including, without limitation, the other actions contemplated by the Merger Agreement, the “Merger”). By virtue of the Merger, each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, as defined in the Merger Agreement (other than Treasury Shares, as defined in the Merger Agreement, which shall be canceled for no consideration), shall be converted into the right to receive 1.300 shares of common stock, par value $0.01 per share, of the Parent (“Parent Common Stock”), subject to certain adjustments and limitations specified in the Merger Agreement (such fraction of a share of Parent Common Stock, the “Exchange Ratio”).

You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Magellan.

In arriving at our opinion, we have, among other things:

1.	reviewed certain publicly available information relating to Magellan, including (i) Annual Reports on Form 10-K and related audited financial statements of Magellan for the fiscal year ended June 30, 2015, and (ii) the Quarterly Reports on Form 10-Q for Magellan and related unaudited financial statements for the fiscal quarter ended March 31, 2016;

2.	reviewed the Tellurian Confidential Offering Memorandum and related unaudited financial statements for the period ended June 30, 2016;

3.	reviewed certain non-public operating data relating to Magellan and Tellurian prepared and furnished to Petrie by the respective management team and staff of Magellan and of Tellurian;

4.	reviewed certain non-public financial and operating projections relating to Tellurian prepared and furnished to Petrie on July 27, 2016 by the management team and staff of Tellurian

5.	discussed current operations, financial positioning and future prospects of Magellan and Tellurian with the respective management team of Magellan and of Tellurian;

6.	reviewed historical market prices and trading history of Magellan common stock;

7.	Compared the financial terms of the Transaction with the financial terms of similar transactions we have deemed relevant;

8.	participated in certain discussions and negotiations among the representatives of Magellan and its legal advisors and Tellurian and its legal advisors;

9.	reviewed a draft of the Agreement dated July 28, 2016; and

10.	reviewed such other financial studies and analyses and performed such other investigations and have taken into account such other matters as we have deemed necessary and appropriate.

In rendering our opinion (this “Opinion”), upon the advice of the management team of Magellan and of Tellurian, we have assumed and relied upon, without assuming any responsibility or liability for or independently verifying the accuracy or completeness of, the information publicly available and the information supplied or otherwise made available to us by Magellan and Tellurian. We have further relied upon the assurances of representatives of the management of Magellan and Tellurian that they are unaware of any material facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed, upon the advice of Magellan and Tellurian, that such data have been prepared in a manner consistent with historical financial and operating data and reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management team and staff of Magellan and of Tellurian relating to the future financial and operational performance of Magellan and Tellurian, respectively. We express no view as to any projected financial and operating data relating to Magellan or Tellurian or the assumptions on which they are based. We have not made an independent evaluation or appraisal of the assets or liabilities of Magellan or Tellurian, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of Magellan or Tellurian under any state or federal laws relating to bankruptcy, insolvency or similar matters. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Magellan or Tellurian is a party or may be subject, or of any governmental investigation of any possible un-asserted claims or other contingent liabilities to which Magellan or Tellurian is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Magellan or Tellurian.

For purposes of rendering this Opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement, that all conditions to consummation of the Merger will be satisfied without material waiver modification thereof, and that the Merger will be consummated in a timely manner in accordance with the terms described in the Merger Agreement, without any amendments or modifications thereto or any adjustment to the Exchange Ratio (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We have further assumed, upon the advice of Magellan, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Magellan or Tellurian or on the consummation of the Merger or that would materially reduce the benefits of the Merger to Magellan.

This Opinion relates solely to the fairness, from a financial point of view, of the Exchange Ratio to Magellan. We do not express any view on, and this Opinion does not address, the fairness of the proposed Merger to, or any consideration received in connection therewith by, any creditors, shareholders, or other constituencies of Magellan, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Magellan, or any class of such persons. We have assumed that any modification to the structure of the Merger will not vary in any material respect from what has been assumed in our analysis. Our advisory services and this Opinion are provided for the information and benefit of the Board of Directors of Magellan in connection with its consideration of the transactions contemplated by the Merger Agreement, and this Opinion does not constitute a recommendation to any holder of Magellan Common Stock as to how such holder should vote with respect to any of the transactions contemplated by the Merger Agreement. The issuance of this Opinion has been approved by the Opinion Committee of Petrie Partners Securities, LLC. This Opinion does not address the relative merits of the Merger as compared to any alternative business transaction or strategic alternative that might be available to Magellan, nor does it address the underlying business decision of Magellan to engage in the Merger. We have not been asked to consider, and this Opinion does not address, the tax consequences of the Merger to Magellan or any particular stockholder of Magellan, or the prices at which Magellan Common Stock will actually trade at any time, including following the announcement or consummation of the Merger. We are not rendering any legal, accounting, tax or regulatory advice and understand that Magellan is relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the Merger.

As you are aware, we are acting as financial advisor to Magellan pursuant to an engagement letter between Magellan and Petrie Partners, LLC, dated June 29, 2015, as supplemented and modified by letter, dated as of March 14, 2016, which was assigned to us by Petrie Partners, LLC (the “Engagement Letter”), and we will receive a cash fee from Magellan for our services upon the rendering of this Opinion regardless of the conclusions expressed herein. Magellan has also agreed to reimburse our expenses and we will be entitled to receive a success fee, payable in shares of Parent Common Stock, if the Merger is consummated. In addition, Magellan has agreed to indemnify us for certain liabilities possibly arising out of our engagement. During 2015 and 2016, certain of our affiliates provided financial advisory services to Magellan, and received fees from Magellan in connection with an exchange transaction involving Magellan and One Stone Holdings II LP. Also in 2016, certain of our affiliates provided financial advisory services to Tellurian, and received fees from Tellurian in connection with a private placement of equity securities by Tellurian (the “Private Placement”). Several of our principals are beneficial owners of an aggregate of approximately 1,550,000 shares of Tellurian common stock (representing 1.7% of the Company Common Stock currently outstanding), the beneficial interests in which were acquired in connection with the Private Placement. On March 24, one of our principals, Michael Bock, was appointed to, and currently serves on, the board of directors of Tellurian. Otherwise, during the two-year period prior to the date hereof, no material relationship existed between us and our affiliates, on the one hand, and Magellan or Tellurian and their applicable affiliates, on the other hand, pursuant to which we or any of our affiliates received compensation as a result of such relationship. We may provide financial or other services to Magellan and Tellurian in the future and in connection with any such services we may receive customary compensation. Furthermore, in the ordinary course of business, we or our affiliates may trade in the debt or equity securities of Magellan or Tellurian for our own account and, accordingly, may at any time hold long or short positions in such securities.

This Opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of Magellan and Tellurian as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above. It is understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion.

This Opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Magellan may describe and reproduce this Opinion (but only in full) in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Magellan to its stockholders relating to the Exchange; provided all references to us or this Opinion in any such document and the description or inclusion of this Opinion shall be subject to our prior written approval with respect to form and substance, which approval shall not be unreasonably withheld or delayed. This Opinion is being rendered on the condition that it is subject to the Engagement Letter, including the Standard Terms and Conditions attached thereto. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Magellan.

Very truly yours,
PETRIE PARTNERS SECURITIES, LLC

By:	/s/ Jon C. Hughes

Annex C: Magellan Petroleum Corporation 2016 Omnibus Incentive Compensation Plan

MAGELLAN PETROLEUM CORPORATION

2016 OMNIBUS INCENTIVE COMPENSATION PLAN

Effective as of January [●], 2017

SECTION 1    PURPOSES

The purposes of the Magellan Petroleum Corporation 2016 Omnibus Incentive Compensation Plan (the “Plan”) are to promote the interests of Magellan Petroleum Corporation, a Delaware corporation (the “Company”), and its stockholders by strengthening its ability to attract, retain, and motivate Employees, members of the Board, and Consultants of the Company and any Subsidiary by furnishing suitable recognition of their performance, ability, and experience, to align their interests and efforts to the long-term interests of the Company’s stockholders, and to provide them with a direct incentive to achieve the Company’s strategic and financial goals. In furtherance of these purposes, the Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Incentive Awards, Cash Awards, and Other Stock-Based Awards to Participants in accordance with the terms and conditions set forth below.

SECTION 2    DEFINITIONS

Unless otherwise required by the context, the following terms when used in the Plan shall have the meanings set forth in this Section 2:

1.	Affiliate

Any person that directly or indirectly controls, is controlled by or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting or other securities, by contract or otherwise.

2.	Award

Any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit, Incentive Award, Cash Award, or Other Stock-Based Award, in each case payable in Common Stock and/or in cash as may be designated by the Plan Administrator.

3.	Award Agreement

The written agreement setting forth the terms, conditions, rights, and duties applicable to an Award granted under the Plan. All Award Agreements shall be deemed to incorporate the provisions of the Plan. An Award Agreement need not be identical to other Award Agreements either in form or substance. The Plan Administrator may, in its discretion, provide for the use of electronic, internet, or other non-paper Award Agreements, and provide that execution of an Award Agreement may be evidenced by any appropriate form of electronic signature or affirmative email or other electronic response attached to or logically associated with such Award Agreement, which is executed or adopted by a party with an indication of the intention by such party to execute or adopt such Award Agreement for purposes of execution thereof.

4.	Base Compensation

The non-discretionary compensation agreed to be paid from Employer to a Participant. In the case of an Employee, Base Compensation shall include such Employee’s base salary and shall not include any bonus or other discretionary incentive compensation. In the case of a Consultant, Base Compensation shall include non-discretionary compensation described in any consulting, service or similar agreement between Employer and Consultant. In the case of a Director, Base Compensation shall include such Director’s annual fee for service as a Director, but shall not include any bonus or other discretionary incentive compensation.

5.	Beneficiary

The person or persons designated by the Participant pursuant to Section 7.3(f) or Section 19.8 of this Plan to whom payments are to be paid pursuant to the terms of the Plan in the event of the Participant’s death.

6.	Board

The Board of Directors of the Company.

7.	Cash Awards

As defined in Section 13.1 of this Plan.

8.	Cause

“Cause” shall have the meaning ascribed thereto in any Award Agreement, or in any employment, consulting, change of control severance, or similar service agreement between a Participant and an Employer, or, in the absence of such agreement, a termination of a Participant’s employment with the Company and its Subsidiaries resulting from (a) continued and substantial substandard performance of reasonably assigned work or other service duties that has not been cured to the Employer’s satisfaction; (b) intentional and substantial workplace misconduct; (c) material or repeated violation of the Employer’s policies, including, without limitation, the Employer’s “Standards of Conduct” or other applicable code of ethics and/or business conduct; (d) fraud or other dishonesty against the Employer; (e)

engagement in conduct that the Participant knows or should know is materially injurious to the business or reputation of the Employer; (f) falsifying Employer or Participant records (including an employment or similar application); (g) unauthorized use of Employer equipment or confidential information of an Employer or third party who has entrusted such information to the Employer; or (h) conviction of a felony or crime involving moral turpitude. With respect to a Consultant, Cause shall also include a breach by the Consultant of the applicable consulting or similar service agreement. Whether a Participant has been terminated for Cause will be determined by the Board in its sole discretion with respect to a Section 16 Insider, and, with respect to all other Participants, by the Company’s Chief Executive Officer in his or her sole discretion.

9.	Change in Capitalization

Any increase or reduction in the number of shares of Common Stock, any change (including, without limitation, in the case of a spin-off, dividend, or other distribution in respect of shares, a change in value) in the shares of Common Stock, or any exchange of shares of Common Stock for a different number or kind of shares of Common Stock or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, rights, or debentures, stock dividend, stock split or reverse stock split, extraordinary cash dividend, property dividend, combination, or exchange of shares, change in corporate structure, or otherwise.

10.	Change of Control

The occurrence of any of the following after the Effective Date:

(a)    any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then outstanding shares of Common Stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (1) any acquisition directly from the Company or its affiliates, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (4) any acquisition pursuant to a transaction which complies with clauses (A), (B), and (C) of Section 2.10(c) of this Plan, below; or

(b)    individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c)    or consummation by the Company of a reorganization, merger, or consolidation, or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets of another entity (a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of Common Stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of Common Stock of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing authority) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d)    approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, with respect to an Award that is (i) subject to Section 409A and (ii) a Change of Control would accelerate the timing of payment thereunder, the term “Change of Control” shall, to the extent necessary to comply with Section 409A as determined by the CNG Committee, mean:

(i)    A “change in the ownership of the Company” which will occur on the date that any one person, or more than one person acting as a group within the meaning of Section 409A, acquires ownership of stock in the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company. However, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons will not be considered a “change in the ownership of the Company” (or to cause a “change in the effective control of the Company” within the meaning of subsection (ii) below). Further, an increase of the effective percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this paragraph; provided, that the following acquisitions of Company stock will not constitute a Change of Control: (A) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate, (B) any acquisition directly from the Company or (C) any acquisition by the Company. This subsection (i) applies only when there is a transfer of the stock of the Company (or issuance of stock) and stock in the Company remains outstanding after the transaction.

(ii)    A “change in the effective control of the Company” which will occur on the date that either:

(A)    any one person, or more than one person acting as a group within the meaning of Section 409A, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing thirty percent (30%) or more of the total voting power of the stock of the Company (not considering stock owned by such person or group prior to such twelve (12) month period)(i.e., such person or group must acquire within a twelve (12) month period stock possessing thirty percent (30%) of the total voting power of the stock of the Company) except for (1) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate, (2) any acquisition directly from the Company or (3) any acquisition by the Company; or

(B)    a majority of the members of the Board are replaced during any twelve (12) month period by directors or managers whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.

For purposes of a “change in the effective control of the Company,” if any one person, or more than one person acting as a group, is considered to effectively control the Company within the meaning of this subsection (ii), the acquisition of additional control of the Company by the same person or persons is not considered a “change in the effective control of the Company,” or to cause a “change in the ownership of the Company” within the meaning of subsection (i) above.

(iii)    A “change in the ownership of a substantial portion of the Company’s assets” which will occur on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets of the Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. Any transfer of assets to an entity that is controlled by the shareholders of the Company immediately after the transfer, as provided in guidance issued pursuant to Section 409A, will not constitute a Change of Control.

For purposes of this definition, the provisions of Section 318(a) of the Code regarding the constructive ownership of stock will apply directly or by analogy to determine ownership; provided, that, ownership interests underlying unvested options (including options exercisable for an ownership interest that is not substantially vested) will not be treated as owned by the individual who holds the option.

11.	CNG Committee

The Compensation, Nominating and Governance Committee of the Board.

12.	Code

The U.S. Internal Revenue Code of 1986, as amended and in effect from time to time, and the temporary or final regulations of the Secretary of the U.S. Treasury adopted pursuant to the Code.

13.	Common Stock

The Common Stock of the Company, $0.01 par value per share, or such other class of shares or other securities as may be applicable pursuant to the provisions of Section 5 of this Plan.

14.	Company

As defined in Section 1 of this Plan.

15.	Consultant

Any consultant, agent, advisor, or independent contractor who renders services to the Company or any Subsidiary and who is a natural person and otherwise qualifies as a consultant under the applicable rules of the U.S. Securities and Exchange Commission for registration of Common Stock on a Form S-8 Registration Statement.

16.	Covered Employee

With respect to any grant of an Award, a Participant who the Plan Administrator deems is or may become for any year a “covered employee” as defined in Section 162(m).

17.	Director

Any individual who is a member of the Board of Directors of the Company or of any Subsidiary.

18.	Disability

That the Participant has experienced a “permanent and total disability” within the meaning of Section 22(e)(3) of the Code. The determination of whether a Participant has experienced a Disability shall be determined under procedures established by the CNG Committee. Notwithstanding the foregoing, in any circumstance or transaction in which compensation payable pursuant to this Plan or an Award Agreement would be subject to the tax under Section 409A if the foregoing definition of “Disability” were to apply, then “Disability” means (i) the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months or (ii) the receipt of income replacements by the Participant, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, for a period of not less than three (3) months under the Company’s or applicable Affiliate’s accident and health plan.

19.	Effective Date

The effective date of the Plan is January [•], 2017, the date on which it was approved by the stockholders of the Company.

20.	Employee

Any officer or other employee of the Company or of any Subsidiary. An Employee on a leave of absence for such periods and purposes conforming to the personnel policy of the Company may be considered still in the employ of the Company or a Subsidiary for purposes of eligibility for participation in this Plan.

21.	Employer

As to any Participant on any date, the Company or a Subsidiary that employs or retains the Participant on such date.

22.	Exchange Act

The U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

23.	Fair Market Value

As of any given date, the closing sales price at which Common Stock is sold on such date as reported by the NASDAQ Stock Market or any other national securities exchange or comparable service the Plan Administrator may determine is reliable for such date, or if no Common Stock was traded on such date, on the next preceding day on which Common Stock was so traded. If the Fair Market Value of the Common Stock cannot be determined pursuant to the preceding provisions, the “Fair Market Value” of the Common Stock shall be determined by the Plan Administrator in such a manner as it deems appropriate, consistent with the requirements of Section 409A.

24.	Good Reason

Unless otherwise provided in any Award Agreement, or in any employment, consulting, change of control severance, or similar service agreement between a Participant and an Employer, the term “Good Reason” shall mean the occurrence of any of the following events or conditions:

(a)    a material diminution in such Participant’s status, authority, position, titles, duties, or responsibilities (including reporting responsibilities) with the Employer, excluding (i) an isolated, unsubstantial, and inadvertent action by the Employer not taken in bad faith and which is remedied by the Employer promptly after receipt of notice thereof given by such Participant, and (ii) any removal or failure to reappoint such Participant to any such position in connection with the termination of such Participant’s services for Cause;

(b)    any reduction in such Participant’s Base Compensation or any failure to pay such Participant any base compensation or benefit to which such Participant is entitled;

(c)    the Employer’s requiring such Participant to be based at any place outside a thirty-five (35) mile radius from such Participant’s location of employment or service, except for (i) reasonably required travel for the Employer’s business, or (ii) with respect to a Participant required to be based at a project site; or

(d)    any other action or inaction that constitutes a material breach by the Employer of any employment, consulting, change of control severance, or similar service agreement between Participant and an Employer.

Notwithstanding the foregoing, a termination by the Participant shall not constitute termination for Good Reason unless the Participant shall first have delivered to the Company, not later than ninety (90) days after the occurrence of an event deemed to give rise to a right to terminate for Good Reason, written notice setting forth with specificity the occurrence of such event, and there shall have passed a reasonable time (not less than thirty (30) days) within which the Company may take action to correct, rescind or otherwise substantially reverse the occurrence supporting termination for Good Reason as identified by the Participant . Participant must terminate employment within sixty (60) days following the expiration of such cure period for the termination to be on account of Good Reason.

25.	Incentive Award

A percentage of base salary, a fixed dollar amount, or other measure of compensation which Participants are eligible to receive, in cash and/or other Awards under the Plan, at the end of a Performance Period if certain performance measures are achieved.

26.	Incentive Stock Option

An Option intended to meet the requirements of an “incentive stock option” as defined in Section 422 of the Code, as in effect at the time of grant of such Option, or any statutory provision that may hereafter replace such section.

27.	Maximum Grant

The maximum grants set forth in Section 5.2 of this Plan.

28.	Nonqualified Option

An Option which is not intended to meet the requirements of an “incentive stock option” as defined in Section 422 of the Code.

29.	Option

An Incentive Stock Option or a Nonqualified Option.

30.	Option Price

The price per share of Common Stock at which an Option is exercisable.

31.	Other Stock-Based Award

As defined in Section 13.2 of this Plan.

32.	Participant

An eligible Employee, Director, or a Consultant to whom an Award or Awards are granted under the Plan as set forth in Section 4 of this Plan.

33.	Performance Goals

The Plan Administrator may grant Awards subject to one or more Performance Goals set forth in the table below (collectively the “Performance Goals”) to any Participant, including, without limitation, to any Covered Employee. As to any such Awards, the Plan Administrator shall establish one or more of the Performance Goals for each Performance Period in writing. Each Performance Goal selected for a particular Performance Period shall include any one or more of the following, either individually, alternatively, or in any combination, applied to either the Company as a whole or to a Subsidiary or a business unit of the Company or any Subsidiary, either individually, alternatively, or in any combination, and measured either annually or cumulatively over a period of time, on an absolute basis or relative to the pre-established target, to previous years’ results, or to a designated comparison group, in each case as specified by the Plan Administrator:

Financial Goals:	•Earnings •Revenues •Debt level •Cost reduction targets •Interest-sensitivity gap levels •EBITDAX or adjusted EBITAX	•Earnings per share •Cash flow from operations •Equity ratios •Capital expended •Weighted average cost of capital •Return on assets	•Net income •Free cash flow •Expenses •Working capital •Operating or profit margin •Return on equity or capital employed

Operating Goals:	•Engineering milestones •Construction milestones •Regulatory milestones •Execution of engineering, procurement and construction agreements •Completion of regulatory filings

•Receipt of and compliance with regulatory approvals

•Receipt of a commitment of financing or refinancing

•Closing of financing or refinancing

•Reaching Final Investment Decision

•Execution of commercial agreements

•Completion of construction milestones •Achievement of safety standards •Operating efficiency •Production targets •Fuel usage •Cost of production •Management of risk

Corporate and Other Goals:	•Total stockholder return •Asset quality levels •Investments •Satisfactory internal or external audits •Achievement of balance sheet or income statement objectives	•Market share •Assets •Asset sale targets •Value of assets •Employee retention/attrition rates •Improvements of financial ratings	•Charge-offs •Non-performing assets •Fair market value of common stock •Regulatory compliance •Safety targets •Economic value added •MMBTU growth per net debt adjusted share

To the extent permitted by Section 162(m) with regard to pre-established performance goals, the Plan Administrator may adjust the Performance Goals to include or exclude any of the following events that occurs during the relevant period: (i) extraordinary charges, (ii) gains or losses on the disposition of business units, (iii) losses from discontinued operations, (iv) the effect of changes in tax laws, accounting principles, or other laws or regulations affecting reported results, (v) any reorganization or restructuring transactions, (vi) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s Annual Report on Form 10-K for the applicable year, (vii) significant acquisitions or divestitures, and (viii) other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, stock offerings, stock repurchases, and loan loss provisions. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Section 162(m) for deductibility

In establishing Performance Goals with respect to Covered Employees, the Plan Administrator shall ensure such Performance Goals (i) are established no later than the end of the first 90 days of the Performance Period (or such other time as may be required or permitted for “performance-based compensation” under Section 162(m), if applicable), and (ii) satisfy all other applicable requirements imposed by Section 162(m), including the requirement that such Performance Goals be stated in terms of an objective formula or standard, and the Plan Administrator may not in any event increase the amount of compensation payable to a Covered Employee upon the satisfaction of any Performance Goal. Prior to the payment of any “performance-based compensation” within the meaning of Section 162(m), the Plan Administrator shall certify in writing (which shall be satisfied upon the Plan Administrator’s approval of preambles and resolutions regarding such performance results and payout and without condition with respect to any subsequent approval of the minutes of the meeting relating to such certification) the extent to which the applicable Performance Goals were, in fact, achieved and the amounts to be paid, vested, or delivered as a result thereof; provided, that the Plan Administrator may reduce, but not increase, such amount.

34.	Performance Period

That period of time during which Performance Goals are evaluated to determine the vesting, granting, or payout of Awards under the Plan, as the Plan Administrator may determine, provided that the period is no longer than ten (10) years.

35.	Performance Shares

An Award granted under the Plan representing the right to receive a number of shares of Common Stock for each Performance Share granted, as the Plan Administrator may determine.

36.	Performance Units

An Award granted under the Plan representing the right to receive a payment (either in cash or Common Stock) equal to the value of a Performance Unit, as the Plan Administrator may determine.

37.	Permitted Transferee

As defined in Section 7.3(f) of this Plan.

38.	Plan

As defined in Section 1 of this Plan.

39.	Plan Administrator

The CNG Committee or other committee of the Board appointed and authorized pursuant to Section 3.1 of this Plan to administer the Plan.

40.	Prior Plans

The Company’s 1998 Stock Incentive Plan, and the Company’s 2012 Omnibus Incentive Compensation Plan, in each case as amended.

41.	Restricted Stock

Common Stock granted under the Plan that is subject to the requirements of Section 10 of this Plan and such other restrictions as the Plan Administrator deems appropriate. References to Restricted Stock in this Plan shall include Restricted Stock awarded in conjunction with Incentive Awards pursuant to Section 12 of this Plan, unless the context otherwise requires.

42.	Restricted Stock Units

An Award granted under the Plan representing a right to receive a payment (either in cash or Common Stock) equal to the value of a share of Common Stock.

43.	Restriction Period

As defined in Sections 10.2 and 11.2 of this Plan, as applicable.

44.	Rule 16b-3

Rule 16b-3 of the General Rules and Regulations under the Exchange Act.

45.	Section 16 Insider

Any person who is selected by the Plan Administrator to receive an Award pursuant to the Plan and who is or is reasonably expected to become subject to the requirements of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder.

46.	Section 162(m)

Section 162(m) of the Code.

47.	Section 409A

Section 409A of the Code.

48.	Securities Act

The U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

49.	Stock Appreciation Right

Any right granted under Section 8 of this Plan.

50.	Subsidiary

An entity that is designated by the Plan Administrator as a subsidiary for purposes of the Plan and that is a corporation, partnership, joint venture, limited liability company, limited liability partnership, or other entity in which the Company owns directly or indirectly, fifty percent (50%) or more of the voting power or profit interests, or as to which the Company or one of its affiliates serves as general or managing partner or in a similar capacity. Notwithstanding the foregoing, for purposes of Options intended to qualify as Incentive Stock Options, the term “Subsidiary” shall mean a corporation (or other entity treated as a corporation for tax purposes) in which the Company directly or indirectly holds fifty percent (50%) or more of the voting power, or a limited liability company owned by the Company that is treated as a disregarded entity for federal income tax purposes.

51.	Termination of Service

(a)    As to an Employee, the time when the employee-employer relationship between an Employee and the Company or any Employer is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, Disability, or retirement, but excluding terminations where the Employee simultaneously commences or remains in employment or service with the Company or any Employer.

(b)    As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or any Employer is terminated for any reason, with or without Cause, including, without limitation, by resignation, discharge, death, or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Employer.

(c)    As to a Director, the time when the engagement of a Director as a Director to the Company is terminated for any reason, with or without Cause, including, without limitation, by resignation, discharge, death, or retirement, but excluding terminations where the Director simultaneously is re-appointed to the board, or otherwise commences or remains as a Director of the Company.

(d)    Notwithstanding the foregoing, to the extent necessary to comply with Section 409A as determined by the CNG Committee, a termination of service means a “separation from service” (within the meaning of Section 409A).

SECTION 3 ADMINISTRATION

1.	Plan Administrator

(a)    The Plan Administrator shall be the CNG Committee, or any other duly authorized committee of the Board (comprised of two or more members of the Board) that is appointed by the Board to administer the Plan. The Plan Administrator (including each individual who is a member thereof) shall be constituted at all times so as to (i) be “independent” as such term is defined pursuant to the rules of any stock exchange on which the Common Stock may then be listed, and (ii) meet the non-employee director standards of Rule 16b-3 and the outside director requirements of Section 162(m), so long as any of the Company’s equity securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act.

(b)    The Plan Administrator may designate appropriate Employees or other agents of the Company to handle the day-to-day administrative matters of the Plan.

2.	Authority of Plan Administrator

Subject to the express terms and conditions set forth herein, the Plan Administrator shall have the authority and power from time to time to:

(a)    select the Participants to whom Awards shall be granted under the Plan and the number of shares or amount of cash subject to such Awards, and prescribe the terms and conditions (which need not be identical) of each such Award, including, in the case of Options and Stock Appreciation Rights, the Option Price, vesting schedule, and duration;

(b)    set the terms and conditions of any Award consistent with the terms of the Plan (which may be based on Performance Goals or other performance measures as the Plan Administrator shall determine), and make any amendments, modifications, or adjustments to such Awards as are permitted by the Plan;

(c)    construe and interpret the Plan and the Awards granted hereunder, and establish, amend, and revoke rules and regulations for the administration of the Plan, including, without limitation, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Award Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan comply with Rule 16b-3 and the Code, to the extent applicable, and other applicable laws, and otherwise to make the Plan fully effective;

(d)    exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

(e)    generally exercise such powers and perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

All decisions and determinations by the Plan Administrator in the exercise of the above authority and powers shall be final, binding, and conclusive upon the Company, a Subsidiary, the Participants, and all other persons having or claiming any interest therein. The Plan Administrator shall cause the Company, at the Company’s expense, to take any action related to the Plan which may be necessary to comply with the provisions of any U.S. federal, state, or foreign law, or any regulations issued thereunder, which the Plan Administrator determines are intended to be complied with. All Awards and any administrative action taken by the Plan Administrator shall be in conformity with all applicable U.S. federal, state, and local laws and shall not discriminate on the basis of gender, race, color, religion, national origin, citizenship, age, disability, marital or veteran’s status, or any other legally protected categories.

Notwithstanding the foregoing, the Plan Administrator shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to any Awards held by Covered Employees if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Awards to fail to qualify as performance-based compensation under Section 162(m), and the Awards were intended to so qualify.

3.	Indemnification of Plan Administrator

Each member of any committee acting as Plan Administrator, while serving as such, shall be entitled, in good faith, to rely or act upon any advice of the Company’s independent auditors, counsel, or consultants hired by the committee, or other agents assisting in the administration of the Plan. The Plan Administrator and any Employee of the Company acting at the direction or on behalf of the Company shall not be personally liable for any action or determination taken or made, or not taken or made, in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected under the Company’s charter or by-laws with respect to any such action or determination.

SECTION 4    ELIGIBILITY

To be eligible to be a Participant, an individual must be an Employee (other than an Employee who is a member of a unit subject to collective bargaining), or a Consultant to an Employer, or a Director, as of the date on which the Plan Administrator grants to such individual an Award under the Plan. Each grant of an Award under the Plan shall be evidenced by an Award Agreement.

SECTION 5    SHARES AVAILABLE FOR THE PLAN

1.	Aggregate Shares

(a)    Share Authorization

Subject to adjustment as provided in Section 5.3 of this Plan, the maximum number of shares of Common Stock available for grant to Participants under this Plan on or after the Effective Date shall be 40,000,000 shares of Common Stock, plus any remaining authorized shares of Common Stock available under the Prior Plans (and not subject to outstanding awards under the Prior Plans), immediately before the Effective Date, upon which this Plan shall replace the Prior Plans and no further awards shall be made under the Prior Plans. The authorized shares of Common Stock from the Prior Plans is subject to adjustment after the Effective Date as set forth in subsection (b) below.

(b)    Share Usage

Shares of Common Stock covered by an Award shall only be counted as used to the extent they are actually issued. Any shares of Common Stock related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares of Common Stock, or are settled in cash in lieu of shares of Common Stock, shall be available again for grant under this Plan. In addition, any shares of Common Stock related to grants or awards made under the Prior Plans that after the Effective Date may lapse, expire, terminate, or are cancelled or surrendered to the Company, without having been exercised in full, shall become available for grant under this Plan. Such shares of Common Stock related to an Award under this Plan shall increase the share authorization by one (1) share of Common Stock. However, the full number of Stock Appreciation Rights granted that are to be settled by the issuance of shares of Common Stock shall be counted against the number of shares of Common Stock available for Awards under the Plan, regardless of the number of shares of Common Stock actually issued upon settlement of such Stock Appreciation Rights. In addition, the full number of Incentive Stock Options granted shall be counted against the number of Incentive Stock Options that may be awarded under the Plan, regardless of the number of shares of Common Stock actually issued upon exercise of such Incentive Stock Options. The shares of Common Stock available for issuance under this Plan may be authorized and unissued shares of Common Stock or treasury shares of Common Stock.

2.	Annual Limitations

Subject to adjustment as provided in Section 5.3 of this Plan, unless and until the Plan Administrator determines that an Award to a Covered Employee shall not be designed to qualify as “performance-based compensation” under Section 162(m), the following limitations shall apply to grants of Awards to Covered Employees under the Plan: the maximum aggregate grant with respect to shares of Common Stock that a Participant may receive in any one calendar year shall be 10,000,000 shares of Common Stock, or with respect to a grant of cash, the maximum aggregate award that a Participant may receive in any one calendar year shall be equal to the value of 10,000,000 shares of Common Stock (as of the time of settlement).

3.	Adjustments in Authorized Shares

(a)    In the event of a Change in Capitalization that is not also a Change of Control, the Plan Administrator shall make such proportionate adjustments, if any, as it determines are appropriate and equitable, and to the extent such an action does not conflict with the General Corporation Law of the State of Delaware or other applicable laws or securities exchange rules, to (i) the maximum number and class of shares of Common Stock or other stock or securities with respect to which Awards may be granted under the Plan, (ii) the maximum number and class of shares of Common Stock or other stock or securities that may be issued upon exercise of Nonqualified Options, Incentive Stock Options, and Stock Appreciation Rights, (iii) the Maximum Grants, (iv) the number and class of shares of Common Stock or other stock or securities which are subject to outstanding Awards granted under the Plan and the Option Price or exercise price therefore, if applicable, and (v) the Performance Goals; provided, however, that in the case of an “equity restructuring” (as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Board shall make an equitable or appropriate adjustment to outstanding Awards to reflect such equity restructuring. Any such adjustment shall be final, binding, and conclusive on all persons claiming any right or interest under the Plan.

(b)    Any such adjustment in the shares of Common Stock or other stock or securities (i) subject to outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code, and only to the extent otherwise permitted by Sections 422 and 424 of the Code, or (ii) subject to outstanding Awards that are intended to qualify as performance-based compensation under Section 162(m) shall be made in such a manner as not to adversely affect the treatment of the Awards as performance-based compensation.

(c)    If, by reason of a Change in Capitalization that is not also a Change of Control, a Participant shall be entitled to, or shall be entitled to exercise an Option or Stock Appreciation Right with respect to, new, additional, or different shares of stock or securities of the Company or any other entity, such new, additional, or different shares shall thereupon be subject to all of the conditions, restrictions, and performance criteria which were applicable to the shares of Common Stock that such shares replaced or to the Option or Stock Appreciation Right, as the case may be, prior to such Change in Capitalization.

(d)    No adjustments made under this Section 5.3 of this Plan shall be made with respect to a Participant’s Award if such adjustment would result in adverse taxation to such Participant under Section 409A.

4.	Effect of Certain Transactions

Following (a) the liquidation or dissolution of the Company or (b) a merger or consolidation of the Company (a “Transaction”), (i) each outstanding Award shall be treated as provided for in the agreement entered into in connection with the Transaction (which treatment may be different as among different types of Awards and different holders thereof) or (ii) if not so provided in such agreement, each Participant shall be entitled to receive in respect of each share of Common Stock subject to any outstanding Awards, upon exercise of any Option or Stock Appreciation Right or payment or transfer in respect of any other Award, the same number and kind of stock, securities, cash, property, or other consideration that each holder of a share of Common Stock was entitled to receive in the Transaction in respect of a share of Common Stock; provided, however, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions, and performance criteria which were applicable to Awards prior to such Transaction, but giving effect to any applicable provision of this Plan or any Award Agreement if the Transaction is a Change of Control. Without limiting the generality of the foregoing, the treatment of outstanding Options and Stock Appreciation Rights pursuant to clause (i) of this Section 5.4 in connection with a Transaction in which the consideration paid or distributed to the Company’s stockholders is not entirely securities of the acquiring or resulting entity may include the cancellation of outstanding Options and Stock Appreciation Rights upon consummation of the Transaction provided either (x) the holders of affected Options and Stock Appreciation Rights have been given a period of at least fifteen (15) days prior to the date of the consummation of the Transaction to exercise the Options and Stock Appreciation Rights (whether or not they were otherwise exercisable) or (y) the holders of the affected Options and Stock Appreciation Rights are paid (in cash or cash equivalents) in respect of each share of Common Stock covered by the Options or Stock Appreciation Rights being cancelled an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in the Transaction (the value of any non-cash consideration to be determined by the Plan Administrator in its sole discretion) over the exercise price thereof. For clarification and avoidance of doubt, (1) the cancellation of Options and Stock Appreciation Rights pursuant to clause (y) of the preceding sentence may be effected notwithstanding anything to the contrary contained in this Plan or any Award Agreement and (2) if the amount determined pursuant to clause (y) of the preceding sentence is zero or less, the affected Options and Stock Appreciation Rights may be cancelled without any payment therefor. The treatment of any Award as provided in this Section 5.4 shall be conclusively presumed to be appropriate for purposes of Section 5.3 of this Plan.

SECTION 6    AWARD AGREEMENTS

Upon a determination by the Plan Administrator that an Award is to be granted to a Participant pursuant to Section 7, 8, 9, 10, 11, 12, or 13 of this Plan, an Award Agreement shall be provided to such Participant as soon as practicable specifying, without limitation, the terms, conditions, rights, and duties related thereto, including terms requiring forfeiture of Awards in the event of a Termination of Service by the Participant, and terms relating to Clawback/Forfeiture Events under Section 19.1 of this Plan. Each Award Agreement shall be subject to the terms and conditions of the Plan.

SECTION 7    STOCK OPTIONS

1.	Grant of Options

Options may be granted to eligible Participants in such number, and at such times during the term of the Plan, as the Plan Administrator shall determine. The Plan Administrator may grant an Option or provide for the grant of an Option, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of Performance Goals or other performance measures, or the satisfaction of an event or condition within the control of the recipient of the Option or within the control of others. The granting of an Option shall take place when the Plan Administrator by resolution, written consent, or other appropriate action determines to grant such an Option to a particular Participant at the Option Price. Each Option granted under the Plan shall be identified in the Award Agreement as either an Incentive Stock Option or a Nonqualified Option (or if no such identification is made, then it shall be a Nonqualified Option). No Incentive Stock Option shall be granted to any Participant who is not an Employee of the Company or any “subsidiary corporation” of the Company (as defined in Section 424(f) of the Code).

2.	Special Provisions Applicable to Incentive Stock Options

Each provision of the Plan and each Incentive Stock Option granted thereunder shall be construed so that each such Option shall qualify as an Incentive Stock Option, and any provision thereof that cannot be so construed shall be disregarded, unless the Employee agrees otherwise. Incentive Stock Options, in addition to complying with the other provisions of the Plan relating to Options generally, shall be subject to the following conditions:

(a)    Ten Percent (10%) Stockholders

An Employee must not, immediately before an Incentive Stock Option is granted to him or her, own stock representing more than ten percent (10%) of the voting power or value of all classes of stock of the Company or of a Subsidiary. This requirement is waived if (i) the Option Price of the Incentive Stock Option to be granted is at least one hundred ten percent (110%) of the Fair Market Value of the stock subject to the Option, determined at the time the Option is granted, and (ii) the Option is not exercisable more than five (5) years from the date the Option is granted.

(b)    Annual Limitation

To the extent that the aggregate Fair Market Value (determined at the time of the grant of the Option) of the stock with respect to which Incentive Stock Options are exercisable for the first time by the Employee during any calendar year exceeds One Hundred Thousand Dollars ($100,000), such Options shall be treated as Nonqualified Options. In applying the limitation in the preceding sentence in the case of multiple Option grants, unless otherwise required by applicable law, Options which were intended to be Incentive Stock Options shall be treated as Nonqualified Options according to the order in which they were granted such that the most recently granted Options are first treated as Nonqualified Options.

(c)    Additional Terms

Any other terms and conditions which the Plan Administrator determines, upon advice of counsel, must be imposed for the Option to be an Incentive Stock Option.

(d)    Notice of Disqualifying Disposition

If an Employee makes any disposition of shares of Common Stock issued pursuant to an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to disqualifying dispositions), the Employee shall notify the Company of such disposition within twenty (20) days thereof.

3.	Terms of Options

Except as otherwise provided in the Award Agreement and Section 7.2 of this Plan, all Incentive Stock Options and Nonqualified Options under the Plan shall be granted subject to the following terms and conditions:

(a)    Option Price

The Option Price shall be determined by the Plan Administrator in any reasonable manner, but shall not be less than the Fair Market Value of the Common Stock on the date the

Option is granted, except in the case of Options that are granted in assumption of, or in substitution for, outstanding awards previously granted by (i) a company acquired by the Company or a Subsidiary, or (ii) a company with which the Company or a Subsidiary combines.

(b)    Duration of Options

Options shall be exercisable at such time and under such conditions as set forth in the Award Agreement, but in no event shall any Option (whether a Nonqualified Option or an Incentive Stock Option) be exercisable later than the tenth (10th) anniversary of the date of its grant.

(c)    Exercise of Options

Common Stock covered by an Option may be purchased at one time or in such installments over the option period as may be provided in the Award Agreement. Any Common Stock not purchased on an applicable installment date may be purchased thereafter at any time prior to the expiration of the Option in accordance with its terms. To the extent that the right to purchase Common Stock has accrued thereunder, an Option may be exercised from time to time by notice to the Company setting forth the amount of Common Stock with respect to which the Option is being exercised.

(d)    Payment

The purchase price of Common Stock purchased under Options shall be paid in full to the Company upon the exercise of the Option, by delivery of consideration equal to the product of the Option Price and the Common Stock purchased (the “Purchase Price”). The Purchase Price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable laws and regulations (including, without limitation, U.S. federal tax and securities laws and regulations, and applicable state corporate law), and as determined by the Plan Administrator in its sole discretion, by any combination of the methods of payment set forth below. The Plan Administrator shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods), and to grant Options that require the consent of the Company to utilize a particular method of payment. The permitted methods of payment are as follows:

(i)    by cash, check, bank draft, or money order payable to the Company;

(ii)    pursuant to a broker-assisted cashless exercise program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in delivery of a properly executed exercise notice together with irrevocable instructions to a broker approved by the Company to promptly deliver to the Company sufficient proceeds from the sale of Common Stock to pay the aggregate Purchase Price;

(iii)    by delivery to the Company (either by actual delivery or attestation presenting satisfactory proof of beneficial ownership of such Common Stock) of shares of Common Stock already owned by the Participant, with the Fair Market Value of such Common Stock as delivered to be determined as of the day of exercise;

(iv)    by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value (determined as of the same day as the exercise of the Option) that does not exceed the aggregate Purchase Price; provided, however, that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate Purchase Price not satisfied by such reduction in the number of whole shares of Common Stock to be issued; provided, further, that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the Purchase Price pursuant to the “net exercise,” (B) are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v)    in any other form of legal consideration that may be acceptable to the Plan Administrator in its sole discretion and permissible under applicable laws and regulations.

A Participant shall have none of the rights of a stockholder with respect to shares of Common Stock subject to an Option until the shares of Common Stock are issued to the Participant upon exercise of the Option.

(e)    Restrictions

The Plan Administrator shall determine and reflect in the Award Agreement, with respect to each Option, the nature and extent of the restrictions, if any, to be imposed on the Common Stock which may be purchased thereunder, including, without limitation, restrictions on the transferability of such Common Stock acquired through the exercise of such Options for such periods as the Plan Administrator may determine. In addition, to the extent permitted by applicable laws and regulations, the Plan Administrator may require that a Participant who wants to effectuate a cashless exercise of Options be required to sell the Common Stock acquired in the associated exercise to the Company, or in the open market through the use of a broker selected by the Company, at such price and on such terms as the Plan Administrator may determine at the time of grant, or otherwise. Without limiting the foregoing, the Plan Administrator may impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Common Stock issued as a result of the exercise of an Option, including, without limitation, (i) restrictions under an insider trading policy, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by one or more Participants, and (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

(f)    Transferability of Options

Notwithstanding Section 19.2 of this Plan and only if allowed by the Plan Administrator in its discretion, Nonqualified Options may be transferred to a Participant’s immediate family members, directly or indirectly or by means of a trust, corporate entity, partnership or other legal entity (with a person who thus acquires such Nonqualified Options by such transfer, a “Permitted Transferee”). A transfer of a Nonqualified Option may only be effected by the Company at the request of the Participant and shall become effective upon the Permitted Transferee agreeing to such terms as the Plan Administrator may require and only when recorded in the Company’s record of outstanding Options. In the event an Option is transferred as contemplated hereby, the Option may not be subsequently transferred by the Permitted Transferee, except for a transfer back to the Participant or by will or the laws of descent and distribution. A transferred Option may be exercised by a Permitted Transferee to the same extent as, and subject to the same terms and conditions as, the Participant (except as otherwise provided herein), as if no transfer had taken place. As used herein, “immediate family member” shall mean, with respect to any person, such person’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son- in-law, daughter-in-law, brother-in-law, and sister-in-law, and shall include adoptive relationships. In the event of exercise of a transferred Option by a Permitted Transferee, any amounts due to (or to be withheld by) the Company upon exercise of the Option shall be delivered by (or withheld from amounts due to) the Participant, the Participant’s estate, or the Permitted Transferee, in the reasonable discretion of the Company.

In addition, to the extent permitted by applicable law and Rule 16b-3, the Plan Administrator may permit a recipient of a Nonqualified Option to designate in writing during the Participant’s lifetime a Beneficiary to receive and exercise the Participant’s Nonqualified Options in the event of such Participant’s death.

(g)    Purchase for Investment

The Plan Administrator shall have the right to require that each Participant or other person who shall exercise an Option under the Plan, and each person into whose name the Common Stock shall be issued pursuant to the exercise of an Option, represent and agree that any and all Common Stock purchased pursuant to such Option is being purchased for investment only and not with a view to the distribution or resale thereof, and that such Common Stock will not be sold except in accordance with such restrictions or limitations as may be set forth in the Option or by the Plan Administrator. This Section 7.3(g) shall be inoperative during any period of time when the Company has obtained all necessary or advisable approvals from governmental agencies and has completed all necessary or advisable registrations or other qualifications of the Common Stock as to which Options may from time to time be granted, as contemplated in Section 17 of this Plan.

(h)    Death of Optionholder

Unless otherwise provided in an Award Agreement, in the event a Participant’s Termination of Service as a result of the Participant’s death, then the Option may be exercised (to the extent the Participant was entitled to exercise such Option as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Participant’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Participant’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall immediately cease to be exercisable and terminate for no consideration.

(i)    Repricing

The Plan Administrator in its discretion may, with the consent of an Option holder, cancel an outstanding Option in exchange for the grant of a new Option with an exercise price no less than the Fair Market Value of the Common Stock on the date of grant.

SECTION 8    STOCK APPRECIATION RIGHTS

1.	Grant of Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants in such number, and at such times during the term of the Plan, as the Plan Administrator shall determine. The Plan Administrator may grant a Stock Appreciation Right or provide for the grant of a Stock Appreciation Right, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of Performance Goals or other performance measures, or the satisfaction of an event or condition within the control of the recipient of the Stock Appreciation Right or within the control of others. The granting of a Stock Appreciation Right shall take place when the Plan Administrator by resolution, written consent, or other appropriate action determines to grant such a Stock Appreciation Right to a particular Participant at a particular price. A Stock Appreciation Right may be granted freestanding or in tandem or in combination with any other Award under the Plan.

2.	Exercise of Stock Appreciation Rights

A Stock Appreciation Right may be exercised upon such terms and conditions and for such term as the Plan Administrator shall determine; provided, however, no Stock Appreciation Right shall be exercisable later than the tenth (10th) anniversary of the date of its grant. Upon exercise of a Stock Appreciation Right, a Participant shall be entitled to receive Common Stock, or the cash equivalent, with an aggregate Fair Market Value determined by multiplying (i) the difference between the Fair Market Value of a share of Common Stock on the date of exercise of the Stock Appreciation Right over the price determined by the Plan Administrator on the date of grant (which price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant, except in the case of Stock Appreciation Rights that are granted in assumption of, or in substitution for, outstanding awards previously granted by (x) a company acquired by the Company or a Subsidiary, or (y) a company with which the Company or a Subsidiary combines) times (ii) the number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised. The value of any fractional shares shall be paid in cash.

3.	Special Provisions Applicable to Stock Appreciation Rights

Stock Appreciation Rights are subject to the following restrictions:

(a)    A Stock Appreciation Right granted in tandem with any other Award under the Plan shall be exercisable at such time or times as the Award to which it relates shall be exercisable, or at such other times as the Plan Administrator may determine.

(b)    The right of a Participant to exercise a Stock Appreciation Right granted in tandem with any other Award under the Plan shall be canceled if and to the extent the related Award is exercised or canceled. To the extent that a Stock Appreciation Right is exercised, the related Award shall be deemed to have been surrendered unexercised and canceled.

(c)    A holder of Stock Appreciation Rights shall have none of the rights of a stockholder with respect to the Common Stock subject thereto until the Common Stock, if any, is issued to such holder pursuant to such holder’s exercise of such rights.

(d)    The acquisition of Common Stock pursuant to the exercise of a Stock Appreciation Right shall be subject to the same restrictions as would apply to the acquisition of Common Stock acquired upon exercise of an Option, as set forth in Section 7.3 of this Plan.

4.	Repricing

The Plan Administrator in its discretion may, with the consent of the holder, cancel an outstanding Stock Appreciation Right in exchange for the grant of a new Stock Appreciation Right with a base price no less than the Fair Market Value of the Common Stock on the date of grant.

SECTION 9    PERFORMANCE SHARES AND PERFORMANCE UNITS

1.	Grant of Performance Shares and Performance Units

Subject to the limitations in Section 5.2 of this Plan, Performance Shares or Performance Units may be granted to Participants at any time and from time to time as the Plan Administrator shall determine. The Plan Administrator shall have complete discretion in determining the number of Performance Shares or Performance Units granted to each Participant and the terms and conditions thereof. Performance Shares and Performance Units may be granted alone or in combination with any other Award under the Plan.

2.	Value of Performance Shares and Performance Units

The Plan Administrator shall establish Performance Goals for any specified Performance Periods. In no event shall a Performance Period be less than one (1) year with respect to grants of Performance Shares or Performance Units. Prior to each grant of Performance Shares or Performance Units, the Plan Administrator shall establish an initial amount of Common Stock for each Performance Share and an initial value for each Performance Unit granted to each Participant for that Performance Period. Prior to each grant of Performance Shares or Performance Units, the Plan Administrator also shall set the Performance Goals that will be used to determine the extent to which the Participant receives Common Stock for the Performance Shares or payment of the value of the Performance Units awarded for such Performance Period. With respect to each such Performance Goal utilized during a Performance Period, the Plan Administrator may assign percentages or other relative values to various levels of performance which shall be applied to determine the extent to which the Participant shall receive a payout of the number of Performance Shares or value of Performance Units awarded.

3.	Payment of Performance Shares and Performance Units

After a Performance Period has ended, the holder of a Performance Share or Performance Unit shall be entitled to receive the value thereof as determined by the Plan Administrator. The Plan Administrator shall make this determination by first determining the extent to which the Performance Goals set pursuant to Section 9.2 of this Plan have been met. The Plan Administrator shall then determine the applicable percentage or other relative value to be applied to, and will apply such percentage or other relative value to, the number of Performance Shares or value of Performance Units to determine the payout to be received by the Participant. In addition, with respect to Performance Shares and Performance Units granted to each Participant, no payout shall be made hereunder except upon written certification by the Plan Administrator that the applicable Performance Goals have been satisfied to a particular extent.

4.	Form and Timing of Payment

The payment described in Section 9.3 of this Plan shall be made in Common Stock, or in cash, or partly in Common Stock and partly in cash, at the discretion of the Plan Administrator and set forth in the Award Agreement. The value of any fractional shares shall be paid in cash. Payment shall be made in a lump sum or installments as prescribed by the Award Agreement, as applicable, and consistent with Section 409A. If Common Stock is to be converted into an amount of cash on any date, or if an amount of cash is to be converted into Common Stock on any date, such conversion shall be done at the then-current Fair Market Value of the Common Stock on such date.

5.	Dividend Equivalents

The Plan Administrator may provide that Performance Shares or Performance Units awarded under the Plan shall be entitled to an amount per Performance Share or Performance Unit equal in value to the cash dividend, if any, paid per share of Common Stock on issued and outstanding shares, on the dividend payment dates (“Dividend Payment Date”) occurring during the period between the date on which the Performance Shares or Performance Units are granted to the Participant and the date on which such Performance Shares or Performance Units are settled, cancelled, forfeited, waived, surrendered, or terminated under the Plan. Such paid amounts, called “dividend equivalents,” shall be accrued and paid in cash and/or Common Stock (including reinvestment in additional shares of Common Stock) and paid at such time as the Performance Share or Performance Unit to which it relates vests and settles as the Plan Administrator shall determine. The number of shares of Common Stock to be issued and/or reinvested shall be determined based on the Fair Market Value on the Dividend Payment Date. In the event the dividend equivalents are deferred, they shall be payable in accordance with the requirements of Section 409A.

SECTION 10    RESTRICTED STOCK

1.	Grant of Restricted Stock

Subject to the limitations in Section 5.2 of this Plan, Restricted Stock may be granted to Participants in such number and at such times during the term of the Plan as the Plan Administrator shall determine. The Plan Administrator may grant Restricted Stock or provide for the grant of Restricted Stock, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events.

2.	Restriction Period

Except as permitted by the Plan Administrator and specified in the Award Agreement, during a period following the date of grant, as determined by the Plan Administrator, which in no event shall be less than one (1) year with respect to Restricted Stock subject to restrictions based upon time and one (1) year with respect to Restricted Stock subject to restrictions based upon the achievement of specific Performance Goals or other performance measures (the “Restriction Period”), the Restricted Stock shall be subject to Section 19.2 of this Plan. During the Restriction Period, the Plan Administrator shall evidence the restrictions on the shares of Restricted Stock in such a manner as it determines is appropriate (including, without limitation, (i) by means of appropriate legends on certificates for shares of Restricted Stock that have been certificated, and (ii) by means of appropriate stop-transfer orders for shares of Restricted Stock credited to book-entry accounts).

3.	Other Restrictions

The Plan Administrator shall impose such other restrictions on Restricted Stock granted pursuant to the Plan as it may deem advisable, including Performance Goals or other performance measures. The Plan Administrator may require, under such terms and conditions as it deems appropriate or desirable, that the certificates for Restricted Stock delivered under the Plan may be held in custody by a bank or other institution, or that the Company may itself hold such shares in custody, until the Restriction Period expires or until restrictions thereon otherwise lapse, and may require, as a condition of any issuance of Restricted Stock, that the Participant shall have delivered a stock power endorsed in blank relating to the shares of Restricted Stock.

4.	Voting Rights; Dividends and Other Distributions

A Participant receiving a grant of Restricted Stock shall be recorded as a stockholder of the Company with respect to such Restricted Stock. Except as otherwise provided under the terms of the Plan or an Award Agreement, a Participant who receives a grant of Restricted Stock shall have the rights of a stockholder with respect to such shares (except as provided in the restrictions on transferability), including the right to vote the shares and receive dividends and other distributions paid with respect to the underlying shares of Common Stock. The Award Agreement may provide that any cash dividend paid on a share of Common Stock subject to the Restricted Stock be (i) paid in cash on or about the Dividend Payment Date; (ii) accrued and paid at such time as the Restricted Stock to which it relates vests and settles; (iii)

paid in Common Stock on or about the Dividend Payment Date; (iv) accrued and/or reinvested in additional shares of Common Stock and paid at such time as the Restricted Stock to which it relates vests and settles; or (v) in any combination thereof. The number of shares of Common Stock to be issued and/or reinvested shall be determined based on the Fair Market Value on the Dividend Payment Date. In the event the dividends are deferred, they shall be payable in accordance with the requirements of Section 409A.

5.	Issuance of Shares; Settlement of Awards; Forfeiture

When the restrictions imposed by Section 10.2 of this Plan expire or otherwise lapse with respect to one or more shares of Restricted Stock, the Participant shall be obligated to return to the Company any certificate representing shares of Restricted Stock (if applicable), and the Company shall deliver to the Participant one (1) share of Common Stock (which may be delivered in book-entry or certificated form) in satisfaction of each share of Restricted Stock, which shares so delivered shall not contain any legend. The delivery of shares pursuant to this Section 10.5 of this Plan shall be subject to any required share withholding to satisfy tax withholding obligations pursuant to Section 19.10 of this Plan. Any fractional shares subject to such Restricted Stock shall be paid to the Participant in cash. To the extent that the restrictions imposed by Section 10.2 of this Plan do not expire or otherwise lapse during or upon the end of the Restriction Period with respect to one or more shares of Restricted Stock pursuant to the terms and conditions thereof, such shares of Restricted Stock shall be forfeited to the Company, and the Participant shall be obligated to return to the Company for cancellation any certificate(s) representing shares of such Restricted Stock (if applicable).

SECTION 11    RESTRICTED STOCK UNITS

1.	Grant of Restricted Stock Units

Subject to the limitations in Section 5.2 of this Plan, Restricted Stock Units may be granted to Participants in such number and at such times during the term of the Plan as the Plan Administrator shall determine. The Plan Administrator may grant Restricted Stock Units or provide for the grant of Restricted Stock Units, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events.

2.	Restriction Period

Except as permitted by the Plan Administrator and specified in the Award Agreement, during a period following the date of grant, as determined by the Plan Administrator, which in no event shall be less than one (1) year with respect to Restricted Stock Units subject to restrictions based upon time and one (1) year with respect to Restricted Stock Units subject to restrictions based upon the achievement of specific Performance Goals or other performance measures (the “Restriction Period”), the Restricted Stock Units shall be subject to Section 19.2 of this Plan.

3.	Other Restrictions

The Plan Administrator shall impose such other restrictions on Restricted Stock Units granted pursuant to the Plan as it may deem advisable, including the requirement that certain pre-established Performance Goals be met. A Participant receiving a grant of Restricted Stock Units shall not be recorded as a stockholder of the Company with respect to shares of Common Stock that may be issued in settlement of such Restricted Stock Units, and shall not acquire any rights of a stockholder with respect thereto, unless or until the Participant is issued shares of Common Stock in settlement of such Restricted Stock Units.

4.	Dividend Equivalents

The Award Agreement may provide that Restricted Stock Units awarded under the Plan shall be entitled to an amount per Restricted Stock Unit equal in value to the cash dividend, if any, paid per share of Common Stock on issued and outstanding shares, on the Dividend Payment Dates occurring during the period between the date on which the Restricted Stock Units are granted to the Participant and the date on which such Restricted Stock Units are settled, cancelled, forfeited, waived, surrendered, or terminated under the Plan. Such paid amounts, called “dividend equivalents,” shall be (i) paid in cash on or about the Dividend Payment Date or accrued and paid at such time as the Restricted Stock Unit to which it relates vests and settles, (ii) paid in Common Stock on or about the Dividend Payment Date or accrued and/or reinvested in additional shares of Common Stock and paid at such time as the Restricted Stock Units to which it relates vests and settles, or (iii) paid in any combination thereof of cash or Common Stock. The number of shares of Common Stock to be issued and/or reinvested shall be determined based on the Fair Market Value on the Dividend Payment Date. In the event the dividend equivalents are deferred, they shall be payable in accordance with the requirements of Section 409A.

5.	Issuance of Shares; Settlement of Awards; Forfeiture

When the restrictions imposed by Section 11.2 of this Plan expire or otherwise lapse with respect to one or more Restricted Stock Units, Restricted Stock Units shall be settled (i) in cash, or (ii) by the delivery to             the Participant of the number of shares of Common Stock equal to the number of the Participant’s Restricted Stock Units that are vested, or any combination thereof, as the Plan Administrator shall determine and is in accordance with Section 409A. The delivery of shares pursuant to this Section 11.5 shall be subject to any required share withholding to satisfy tax withholding obligations pursuant to Section 19.10 of this Plan. Any fractional shares subject to such Restricted Stock Units shall be paid to the Participant in cash. To the extent that the restrictions imposed by Section 11.2 of this Plan do not expire or otherwise lapse during or upon the end of the Restriction Period with respect to one or more Restricted Stock Units pursuant to the terms and conditions thereof, such Restricted Stock Units shall be forfeited and cancelled.

SECTION 12    INCENTIVE AWARDS

1.	Incentive Awards

Prior to the beginning of each Performance Period, or not later than ninety (90) days following the commencement of the relevant fiscal year (or such other time as may be required or permitted for “performance-based compensation” under Section 162(m), if applicable), the Plan Administrator shall establish Performance Goals or other performance measures which must be achieved for any Participant to receive an Incentive Award for that Performance Period. The Performance Goals or other performance measures may be based on any combination of corporate and business unit Performance Goals or other performance measures. The Plan Administrator may also establish one or more Company-wide Performance Goals or other performance measures which must be achieved for any Participant to receive an Incentive Award for that Performance Period. Such Performance Goals or other performance measures may include a threshold level of performance below which no Incentive Award shall be earned, target levels of performance at which specific Incentive Awards will be earned, and a maximum level of performance at which the maximum level of Incentive Awards will be earned. Each Incentive Award shall specify the amount of cash and the amount of any other Awards subject to such Incentive Award.

2.	Performance Goal Certification

An Incentive Award shall become payable to the extent provided herein and in the related Award Agreement in the event that the Plan Administrator certifies in writing prior to payment of the Incentive Award that the Performance Goals or other performance measures selected for a particular Performance Period have been attained. In no event will an Incentive Award be payable under this Plan if the threshold level of performance set for each Performance Goal or other performance measure for the applicable Performance Period is not attained.

3.	Participant’s Performance

A Participant’s individual performance must be satisfactory as determined by the Plan Administrator, regardless of the Company’s performance and the attainment of Performance Goals or other performance measures, before he or she may be paid an Incentive Award. In evaluating a Participant’s performance, the Plan Administrator shall consider the Performance Goals or other performance measures, the Participant’s responsibilities and accomplishments, and such other factors as it deems appropriate.

4.	Required Payment of Incentive Awards

The Plan Administrator shall make a determination, as soon as administratively possible after the information that is necessary to make such a determination is available for a particular Performance Period, whether the Performance Goals or other performance measures for the Performance Period have been achieved, the amount of the Incentive Award for each Participant, and whether the Incentive Award shall be paid in cash and/or other Awards under the Plan. The Plan Administrator shall certify the foregoing determinations in writing as provided in Section 2.33 of this Plan. In the absence of an election by the Participant pursuant to Section 14 of this Plan, the Incentive Award shall be paid as soon as practicable, but in no event later than March 15 following the end of the calendar year in which the foregoing determinations have been made.

SECTION 13    CASH AWARDS AND OTHER STOCK-BASED AWARDS

1.	Grant of Cash Awards

Subject to the terms and provisions of this Plan, the Plan Administrator, at any time and from time to time, may grant cash awards to Participants in such amounts and upon such terms, including the achievement of Performance Goals or other specific performance measures, as the Plan Administrator may determine (each, a “Cash Award”).

2.	Other Stock-Based Awards

The Plan Administrator may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted shares of Common Stock, Awards in lieu of obligations to pay cash or deliver other property, or Common Stock) in such amounts and subject to such terms and conditions, as the Plan Administrator shall determine (each an “Other Stock-Based Award”). Such Other Stock-Based Awards may involve the transfer of Common Stock to Participants, or payment in cash or otherwise of amounts based on or valued in whole or in part by reference to the value of Common Stock.

3.	Value of Cash Awards and Other Stock-Based Awards

Each Cash Award granted pursuant to this Section 13 shall specify a payment amount or payment range as determined by the Plan Administrator. Each Other Stock-Based Award shall be expressed in terms of Common Stock or units based on Common Stock, as determined by the Plan Administrator. The Plan Administrator may establish performance measures applicable to such Awards in its discretion. If the Plan Administrator exercises its discretion to establish performance measures, the number and/or value of such cash awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance measures are met.

4.	Payment of Cash Awards and Other Stock-Based Awards

Payment, if any, with respect to a Cash Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Common Stock as the Plan Administrator determines, and in accordance with Section 409A so as not to be treated as payment made pursuant to a nonqualified deferred compensation plan. The value of any fractional shares shall be paid in cash.

SECTION 14    DEFERRAL ELECTIONS

The Plan Administrator may, in its sole discretion, and to the extent permitted by applicable law (including, without limitation, Section 409A), permit Employees to defer Awards under the Plan. Any such deferrals shall be subject to such terms, conditions, and procedures that the Company may establish from time to time in its sole discretion and consistent with the advance and subsequent deferral election requirements of Section 409A.

SECTION 15    TERMINATION OF SERVICE

1.	General

The Award Agreement applicable to each Award shall set forth the effect of a Termination of Service upon such Award; provided, however, that, except in the event of death or Disability, and unless explicitly provided herein or set forth otherwise in an Award Agreement or as determined by the Plan Administrator, (i) all of a Participant’s unvested and/or unexercisable Awards shall automatically be forfeited upon a Termination of Service for any reason, and, except as provided in Section 7.3(h), as to Awards consisting of Options or Stock Appreciation Rights, the Participant shall be permitted to exercise the vested portion of the Option or Stock Appreciation Right for at least three (3) months following termination of his or her employment, and (ii) all of a Participant’s unvested Awards shall automatically be forfeited upon Termination of Service for Cause or without Good Reason. Provisions relating to the effect of a Termination of Service upon an Award shall be determined in the sole discretion of the Plan Administrator, and need not be uniform among all Awards or among all Participants. Unless the Plan Administrator determines otherwise in accordance with Section 409A of the Code, the transfer of employment of a Participant as between the Company and a Subsidiary shall not constitute a Termination of Service. The Plan Administrator shall have the discretion to determine the effect, if any, that a sale or other disposition of an Employer will have on the Participant’s Awards.

2.	Termination of Service without Cause or with Good Reason

In the event of a Participant’s Termination of Service by the Company without Cause, or by the Participant for Good Reason:

(a)    Any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested, shall become fully exercisable and vested.

(b)    The restrictions applicable to any Restricted Stock or Restricted Stock Unit Award which are not performance based shall lapse, and such Restricted Stock or Restricted Stock Unit shall become free of all restrictions and become fully vested and transferable.

(c)    The restrictions applicable to any Performance Share or Performance Unit Award and any performance-based Restricted Stock or Restricted Stock Unit Award granted pursuant to Sections 9, 10, or 11 of this Plan shall become free of all restrictions and become fully vested and transferable.

(d)    Any restrictions applicable to Cash Awards and Other Stock-Based Awards shall immediately lapse and become payable within twenty (20) days following the Termination of Service.

SECTION 16    EFFECT OF A CHANGE OF CONTROL

Notwithstanding any other provision of the Plan to the contrary and unless otherwise provided in any applicable Award Agreement, or any applicable employment, consulting, change of control severance, or similar service agreement between a Participant and an Employer, in the event of a Change of Control:

(a)    Any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested, shall become fully exercisable and vested.

(b)    The restrictions applicable to any Restricted Stock or Restricted Stock Unit Award which are not performance based shall lapse, and such Restricted Stock or Restricted Stock Unit shall become free of all restrictions and become fully vested and transferable.

(c)    The restrictions applicable to any Performance Share or Performance Unit Award and any performance-based Restricted Stock or Restricted Stock Unit Award granted pursuant to Sections 9, 10, or 11 of this Plan shall become free of all restrictions and become fully vested and transferable.

(d)    Any restrictions applicable to Cash Awards and Other Stock-Based Awards shall immediately lapse and become payable within twenty (20) days following the Change of Control.

In addition to the Plan Administrator’s authority set forth in Sections 5.3 of this Plan, in order to maintain the Participants’ rights in the event of any Change of Control, the Plan Administrator, as constituted before such Change of Control, is hereby authorized, and has sole discretion, as to any Award, either at the time such Award is made hereunder or any time thereafter, to take any one or more of the following actions: (i) provide for the purchase of any such Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant’s rights had such Award been currently exercisable or payable, as long as such purchase does not result in taxation to the Participant under Section 409A; or (ii) cause any such Award then outstanding to be assumed, or new rights substituted therefor, by the acquiring or surviving entity after such Change of Control. The Plan Administrator may, in its discretion, include such further provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company.

SECTION 17    REGULATORY APPROVALS AND LISTING

The Company shall not be required to issue any certificate or create a book-entry account for shares of Common Stock under the Plan prior to:

(a)    obtaining any approval or ruling from the U.S. Securities and Exchange Commission, the Internal Revenue Service, or any other governmental agency which the Company, in its sole discretion, shall determine to be necessary or advisable;

(b)    listing of such shares on any stock exchange on which the Common Stock may then be listed; and

(c)    completing any registration or other qualification of such shares under any federal or state laws, rulings, or regulations of any governmental body which the Company, in its sole discretion, shall determine to be necessary or advisable.

All certificates, or book-entry accounts, for shares of Common Stock delivered under the Plan shall also be subject to such stop-transfer orders and other restrictions as the Plan Administrator may deem advisable under the rules, regulations, and other requirements of the U.S. Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities laws, and the Plan Administrator may cause a legend or legends to be placed on any such certificates, or notations on such book-entry accounts, to make appropriate reference to such restrictions. The foregoing provisions of this paragraph shall not be effective if and to the extent that the shares of Common Stock delivered under the Plan are covered by an effective and current registration statement under the Securities Act of 1933, as amended, and if and so long as the Plan Administrator determines that application of such provisions are no longer required or desirable. In making such determination, the Plan Administrator may rely upon an opinion of counsel for the Company. Without limiting the foregoing, the Plan Administrator may impose such restrictions, conditions, or limitations as it determines to be appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any shares of Common Stock issued under this Plan, including, without limitation, (i) restrictions under an insider trading policy, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by one or more Participants, and (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

SECTION 18    TREATMENT UPON DEATH OR DISABILITY

Except as otherwise provided in an Award Agreement or any special Plan document governing an Award or any employment, consulting, change of control severance, or similar service agreement between a Participant and an Employer, upon a Termination of Service by reason of death or Disability:

(a)    All of such Participant’s outstanding Options and Stock Appreciation Rights shall become fully exerciseable, and shall thereafter remain exercisable for a period of one (1) year or until the earlier expiration of the original term of the Option or Stock Appreciation Right

(b)    All time-based vesting restrictions on the Participant’s outstanding Awards shall lapse as of the date of such termination; and

(c)    The payout opportunities attainable under all of that Participant’s outstanding performance-based Awards shall be determined as provided in the Award Agreement or any special Plan document governing the Award, or any employment, consulting, change of control severance, or similar service agreement with Participant.

To the extent that this Section 18 causes Stock Options to exceed the dollar limitation set forth in Section 422(b) of the Code, the excess Options shall be deemed Nonqualified Options.

SECTION 19    GENERAL PROVISIONS

1.	Clawback/Forfeiture Events

(a)    If required by Company policy, by the Sarbanes-Oxley Act of 2002, and/or by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or other applicable laws, each Participant’s Award shall be conditioned on repayment or forfeiture in accordance with such applicable laws, Company policy, and any relevant provisions in the related Award Agreement.

(b)    The Plan Administrator may specify in an Award Agreement or otherwise that a Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of employment for Cause, violation of material policies that may apply to the Participant, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company or a Subsidiary.

2.	Nontransferability

Unless otherwise provided in the Plan and permitted by law, including but not limited to the Code, the right of a Participant or Beneficiary to the payment of any Award granted under the Plan, and the rights and privileges conferred thereby, shall not be subject to execution, attachment, or similar process, and may not be transferred, assigned, pledged, or hypothecated in any manner (whether by operation of law or otherwise), other than by will or by the applicable laws of descent and distribution, unless the Participant has received the Plan Administrator’s prior written consent. Except as otherwise provided for under the Plan, if any Participant attempts to transfer, assign, pledge, hypothecate, or otherwise dispose of any Award under the Plan, or of any right or privilege conferred thereby, contrary to the provisions of the Plan or such Award, or suffers the sale or levy or any attachment or similar process upon the rights or privileges conferred thereby, all affected Awards held by such Participant shall be immediately forfeited.

3.	No Individual Rights

Nothing contained in the Plan, or in any Award granted pursuant to the Plan, shall confer upon any Participant any right to continue in the employ of, or as a Consultant for, the Company or a Subsidiary, nor interfere in any way with the right of the Company or a Subsidiary to terminate the employment or service of such Participant at any time with or without assigning any reason therefor, except to the extent expressly provided otherwise in a written agreement between the Participant and the Company or any Employer.

4.	Other Compensation

Unless determined otherwise by the Plan Administrator or required by contractual obligations, the grant, vesting, or payment of Awards under the Plan shall not be considered as part of a Participant’s salary or used for the calculation of any other pay, allowance, pension, or other benefit, unless otherwise permitted by other benefit plans provided by the Company or a Subsidiary, or required by law or by contractual obligations of the Company or a Subsidiary.

5.	Leaves of Absence and Change in Status

Leaves of absence for such periods and purposes conforming to the personnel policy of the Company, or of a Subsidiary, as applicable, shall not be deemed a Termination of Service, unless a Participant commences a leave of absence from which he or she is not expected to return to active employment or service with the Company or a Subsidiary. The foregoing notwithstanding, with respect to Incentive Stock Options, employment shall not be deemed to continue beyond the first ninety (90) days of such leave unless the Participant’s reemployment rights are guaranteed by statute or contract. With respect to any Participant who, after the date an Award is granted under this Plan, ceases to be employed by or provide services to the Company or a Subsidiary on a full-time basis but continues to be employed or provide services on a part-time basis, the Plan Administrator may make appropriate adjustments, as determined in its sole discretion, as to the number of shares issuable under, the vesting schedule of, or the amount payable under any unvested Awards held by such Participant.

6.	Transfers

In the event a Participant is transferred from the Company to a Subsidiary, or vice versa, or is promoted or given different responsibilities, Awards granted to the Participant prior to such date shall not be affected by such event.

7.	Unfunded Obligations

Any amounts (deferred or otherwise) to be paid to Participants pursuant to the Plan are unfunded obligations. Neither the Company nor any Subsidiary is required to segregate any monies from its general funds, to create any trusts, or to make any special deposits with respect to this obligation. The Plan Administrator, in its sole discretion, may direct the Company to share with a Subsidiary the costs of a portion of the Incentive Awards paid to Participants who are executives of those companies. Beneficial ownership of any investments, including trust investments which the Company may make to fulfill this obligation, shall at all times remain in the Company. Any investments and the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or a fiduciary relationship between the Plan Administrator, the Company, or any Subsidiary, and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s Beneficiary or the Participant’s creditors in any assets of the Company or a Subsidiary whatsoever. The Participants shall have no claim against the Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

8.	Beneficiaries

The designation of a Beneficiary shall be on a form provided by the Company, executed by the Participant (with the consent of the Participant’s spouse, if required by the Company for reasons of community property or otherwise), and delivered to a designated representative of the Company. The Company may, in its discretion, utilize an electronic process for Beneficiary designations. A Participant may change his or her Beneficiary designation at any time. A designation by a Participant under any predecessor plans shall remain in effect under the Plan, unless such designation is revoked or changed under the Plan. In the event that a Participant becomes divorced, a Beneficiary designation under this Plan or a predecessor plan in favor of his or her divorced spouse shall become void as of the effective date of the divorce, unless the Participant re-designates the former spouse as his or her Beneficiary following the effective date of the divorce. If no Beneficiary is designated, if the designation is ineffective, or if the Beneficiary dies before the balance of a Participant’s benefit is paid, the balance shall be paid to the Participant’s spouse, or if there is no surviving spouse, to the Participant’s estate. Notwithstanding the foregoing, however, a Participant’s Beneficiary shall be determined under applicable state law if such state law does not recognize Beneficiary designations under plans of this sort and is not preempted by laws which recognize the provisions of this Section 19.8. In the event that the Plan Administrator determines that two or more claims are made by claimed Beneficiaries against the Plan for an Award, the Plan Administrator may initiate an interpleader action in a court of competent jurisdiction to resolve the controversy.

In the event that an Award has vested, its restrictions have lapsed, or it has been exercised and the underlying shares of Common Stock relating to such award have been transferred to a brokerage account, it is the responsibility of the Participant to establish and maintain beneficiary designations with that broker.

9.	Governing Law

The Plan, all Award Agreements and all corporate law matters with respect to the Company shall be governed by the General Corporation Law of the State of Delaware.

10.	Satisfaction of Tax Obligations

Appropriate provision shall be made for all taxes required to be withheld in connection with the grant, vesting, exercise, or other taxable event with respect to Awards under the applicable laws and regulations of any governmental authority, whether federal, state, or local and whether domestic or foreign, including, without limitation, the required withholding of a sufficient amount of Common Stock otherwise issuable to a Participant to satisfy such required tax withholding obligations. To the extent provided by the Plan Administrator, a Participant is permitted to deliver Common Stock (including shares acquired pursuant to the exercise of an Option or Stock Appreciation Right other than the Option or Stock Appreciation Right currently being exercised, to the extent permitted by applicable regulations) for payment of withholding taxes on the exercise of an Option or Stock Appreciation Right, upon the grant or vesting of Restricted Stock or Restricted Stock Units, or upon the payout of Performance Shares, Performance Units, or Incentive Awards. Common Stock may be required to be withheld from the shares issuable to the Participant upon the exercise of an Option or Stock Appreciation Right, upon the vesting of Restricted Stock or Restricted Stock Units, or upon the payout of Performance Shares or Performance Units, to satisfy such required tax withholding obligations. The Fair Market Value of Common Stock as delivered pursuant to this Section 19.10 shall be determined as of the day of such delivery, and shall be calculated in accordance with Section 2.23 of this Plan.

Any Participant who makes an election under Section 83(b) of the Code shall, within ten (10) days of making such election, notify the Company in writing of such election and shall provide the Company or such Participant’s Employer with a copy of such election form filed with the U.S. Internal Revenue Service.

A Participant is solely responsible for obtaining, or failing to obtain, tax advice with respect to participation in the Plan prior to the Participant’s (i) entering into any transaction under or with respect to the Plan, (ii) designating or choosing the times of distributions under the Plan, (iii) the making of any elections applicable to the Participant in connection with any Award under the Plan, including, without limitation, an election under Section 83(b) of the Code, or (iv) disposing of any Common Stock issued under the Plan.

11.	Participants in Foreign Jurisdictions

The Plan Administrator shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of any countries in which the Company or any Subsidiary may operate, to ensure the viability of the benefits from Awards granted to Participants employed in such countries, to meet the requirements of applicable foreign laws that permit the Plan to operate in a qualified or tax-efficient manner, to comply with applicable foreign laws, and to meet the objectives of the Plan; provided, however, that no such action taken pursuant to this Section shall result in a “material revision” of the Plan under applicable securities exchange corporate governance rules.

SECTION 20    REGULATORY COMPLIANCE

1.	Rule 16b-3 and Section 162(m)

The Company’s intention is that, so long as any of the Company’s equity securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, the Plan shall comply in all respects with the rules of any exchange on which the Common Stock is traded and with Rule 16b-3. In addition, it is the Company’s intention that, as to Covered Employees, unless otherwise indicated in an Award Agreement, Options, Stock Appreciation Rights, Performance Shares, Performance Units, and Incentive Awards shall be designed to qualify as performance-based compensation under Section 162(m). If any Plan provision is determined not to be in compliance with the foregoing intentions, that provision shall be deemed modified as necessary to meet the requirements of any such exchange, Rule 16b-3, and Section 162(m).

2.	Section 409A

The Plan is intended to be administered, operated, and construed in compliance with Section 409A and any regulations or other guidance issued thereunder. Notwithstanding this or any other provision of the Plan to the contrary, the Board or the Plan Administrator may amend the Plan in any manner, or take any other action, that either of them determines, in its sole discretion, is necessary, appropriate, or advisable to cause the Plan to either be exempt from, or comply with Section 409A and any regulations or other guidance issued thereunder. Any such action, once taken, shall be deemed to be effective from the earliest date necessary and applicable to avoid a violation of Section 409A, and shall be final, binding, and conclusive on all Participants and other individuals having or claiming any right or interest under the Plan.

Notwithstanding the provisions of the Plan or any Award Agreement, if a Participant is a “specified employee” upon his or her “separation from service” (within the meaning of such terms in Section 409A under such definitions and procedures as established by the Company in accordance with Section 409A), any portion of a payment, settlement, or other distribution made upon such a “separation from service” that would cause the acceleration of, or an addition to, any taxes pursuant to Section 409A will not commence or be paid until a date that is six (6) months and one (1) day following the applicable “separation from service.” Any payments, settlements, or other distributions that are delayed pursuant to this Section 20.2 following the applicable “separation from service” shall be accumulated and paid to the Participant in a lump sum without interest on the first business day immediately following the required delay period.

SECTION 21    ESTABLISHMENT AND TERM OF PLAN

The Plan was adopted by the Board on September 26, 2016, and is subject to approval by the Company’s stockholders. If approved by the stockholders, this Plan will replace the Prior Plans, and no further Awards will be made under the Prior Plans. This Plan shall become effective on the Effective Date, and shall remain in effect for a period of ten (10) years after the Effective Date. After this Plan is terminated, no future Awards may be granted pursuant to the Plan, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan’s terms and conditions.

SECTION 22    AMENDMENT, TERMINATION, OR DISCONTINUANCE OF THE PLAN

1.	Amendment of Plan

Subject to approval of the Board with respect to amendments that are required by law or regulation or stock exchange rules to be submitted to the stockholders of the Company for approval, the Board or the CNG Committee may from time to time make such amendments to the Plan as it may deem proper and in the best interests of the Company, including, without limitation, any amendment necessary to ensure that the Company may obtain any regulatory approval referred to in Section 17 of this Plan; provided, however, that (i) to the extent required by applicable law, regulation, or stock exchange rule, stockholder approval shall be required, and (ii) except as otherwise provided in the Plan, no change in any Award previously granted under the Plan may be made without the consent of the Participant if such change would impair the right of the Participant under the Award to acquire or retain Common Stock or cash that the Participant may have acquired as a result of the Plan.

2.	Termination or Suspension of Plan

The Board or CNG Committee may at any time suspend the operation of or terminate the Plan with respect to any Common Stock or rights which are not at that time subject to any Award outstanding under the Plan.

3.	Section 162(m) Approval

If so determined by the Plan Administrator, the provisions of the Plan relating to Performance Goals and Awards that are intended to constitute “performance-based compensation” under Section 162(m) shall be disclosed to, and reapproved by, the Company’s stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Effective Date occurs (or at any such other time as may be required or allowed by Section 162(m)) in order for Awards that are intended to constitute “performance-based compensation” under Section 162(m) granted after such time to be exempt from the deduction limitations of Section 162(m).

*        *         *        *        *

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this 2016 Omnibus Incentive Compensation Plan to be executed effective as of January [•], 2017.

MAGELLAN PETROLEUM CORPORATION

By:
Antoine J. Lafargue
President and Chief Executive Officer

ANNEX D: SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22, 79 Del. Laws, c. 122, § 12 and 80 Del. Laws, c. 265, § 18]

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §§ 251(h), 253 or 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)	If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II—Information Not Required in Prospectus

Item 20.	Indemnification of Directors and Officers.

Magellan Petroleum Corporation (“Magellan”) is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) contains provisions for the indemnification and insurance of directors, officers, employees, and agents of a Delaware corporation against liabilities which they may incur in their capacities as such. Those provisions have the following general effects:

(a)	A Delaware corporation may indemnify a person who is or was a director, officer, employee, or agent of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit, or proceeding (other than an action by or in the right of the corporation) if the person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

(b)	A Delaware corporation may indemnify a person who is or was a director, officer, employee, or agent of the corporation in an action or suit by or in the right of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged liable to the corporation (except under certain circumstances).

(c)	A Delaware corporation must indemnify a present or former director or officer against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with any action, suit, or proceeding to the extent that such person has been successful on the merits or otherwise in defense of the action, suit, or proceeding.

(d)	A Delaware corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation against liability asserted against such person and incurred by such person in any such capacity or arising from such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Magellan’s restated certificate of incorporation and bylaws provide that Magellan shall enter into appropriate agreements with its directors and officers to both indemnify such directors and officers and advance funds for litigation expenses to the fullest extent permitted by Delaware law, as may be amended from time to time. In furtherance of these provisions, Magellan has entered into written agreements with each of its directors and officers to indemnify and advance expenses to those individuals to the fullest extent permitted by Delaware law. A copy of the form of indemnification agreement was filed on June 10, 2013 as Exhibit 10.1 to Magellan’s Current Report on Form 8-K.

In addition, pursuant to Section 102(b)(7) of the DGCL, Magellan’s restated certificate of incorporation provides that no director of Magellan shall be personally liable to Magellan or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(a)	for any breach of the director’s duty of loyalty to Magellan or its stockholders;

(b)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(c)	under Section 174 of the DGCL (relating to unlawful payment of dividends or stock repurchases); or

(d)	for any transaction from which the director derived an improper personal benefit.

Magellan maintains directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    that, for the purpose of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(7)    that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)    insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10)    to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on December 12, 2016.

Magellan Petroleum Corporation

By:	/s/ Antoine J. Lafargue
Antoine J. Lafargue
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Antoine J. Lafargue Antoine J. Lafargue	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary (Principal Executive Officer and Principal Financial Officer)	December 12, 2016

* Brendan S. MacMillan	Director	December 12, 2016

* Ronald P. Pettirossi	Director	December 12, 2016

* J. Robinson West	Chairman of the Board, Director	December 12, 2016

*	/s/Antoine J. Lafargue Antoine J. Lafargue	Attorney-in-Fact	December 12, 2016

EXHIBIT INDEX

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of August 2, 2016, by and among Magellan Petroleum Corporation, Tellurian Investments Inc., and River Merger Sub, Inc., as amended by First Amendment to Agreement and Plan of Merger, dated as of November 23, 2016, by and among Magellan Petroleum Corporation, Tellurian Investments Inc., and River Merger Sub, Inc. (filed as Annex A to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference) +*

3.1

Restated Certificate of Incorporation, as filed on May 4, 1987 with the State of Delaware, as amended by (a) the Amendment of Article Twelfth, as filed on February 12, 1988 with the State of Delaware (filed with the SEC on January 14, 1999 as Exhibit 4.B to the Registration Statement on Form S-8 of Magellan Petroleum Corporation (Registration No. 333-70567) and incorporated herein by reference); (b) the Certificate of Amendment of Restated Certificate of Incorporation, as filed on December 26, 2000 with the State of Delaware (filed with the SEC on February 13, 2001 as Exhibit 3(a) to the Quarterly Report on Form 10-Q of Magellan Petroleum Corporation for the quarter ended December 31, 2000 and incorporated herein by reference); (c) the Certificate of Amendment of Restated Certificate of Incorporation related to Articles Twelfth and Fourteenth, as filed on October 15, 2009 with the State of Delaware (filed with the SEC on February 16, 2010 as Exhibit 3.3 to the Quarterly Report on Form 10-Q of Magellan Petroleum Corporation for the quarter ended December 31, 2009 and incorporated herein by reference); (d) the Certificate of Amendment of Restated Certificate of Incorporation related to Article Thirteenth, as filed on October 15, 2009 with the State of Delaware (filed with the SEC on February 16, 2010 as Exhibit 3.4 to the Quarterly Report on Form 10-Q of Magellan Petroleum Corporation for the quarter ended December 31, 2009 and incorporated herein by reference); (e) the Certificate of Amendment of Restated Certificate of Incorporation related to Article Fourth, as filed on December 10, 2010 with the State of Delaware (filed with the SEC on December 13, 2010 as Exhibit 3.1 to the Current Report on Form 8-K of Magellan Petroleum Corporation and incorporated herein by reference); and (f) the Certificate of Amendment of Restated Certificate of Incorporation, as filed on July 10, 2015 with the State of Delaware (filed with the SEC on August 19, 2013 as Exhibit 3.1 to the Current Report on Form 8-K of Magellan Petroleum Corporation and incorporated herein by reference)

3.2	Bylaws, as amended on June 13, 2013 (filed with the SEC on June 18, 2013 as Exhibit 3.1 to the Current Report on Form 8-K of Magellan Petroleum Corporation and incorporated herein by reference)
3.3

Form of Certificate of Designations of Series B Convertible Preferred Stock of Magellan Petroleum Corporation (filed with the SEC on November 29, 2016 as Exhibit 3.1 to the Current Report on Form 8-K of Magellan Petroleum Corporation and incorporated herein by reference)

5.1	Opinion of Davis Graham & Stubbs LLP as to the validity of the shares of Magellan common stock being registered pursuant to this registration statement ++
8.1	Opinion of Davis Graham & Stubbs LLP as to certain tax matters ++
10.1	Employment Letter Agreement by and between Tellurian Investments Inc. and Meg A. Gentle, dated as of August 31, 2016 ++
10.2	Employment Letter Agreement by and between Tellurian Investments Inc. and R. Keith Teague, dated as of September 23, 2016 ++
10.3	Employment Letter Agreement by and between Tellurian Services LLC and Daniel A. Belhumeur, dated as of September 23, 2016 ++
10.4	Employment Agreement by and between Parallax Services LLC and Christopher Daniels, dated as of April 1, 2016 ++

Exhibit No.	Description
10.5	Employment Agreement by and between Parallax Services LLC and Howard Candelet, dated as of April 8, 2016 ++
10.6	Employment Agreement by and between Parallax Services LLC and Mark Evans, dated as of April 15, 2016 ++
10.7	Employment Agreement by and between Tellurian LNG UK Limited and Tarek Souki, dated as of August 5, 2016 ++
10.8

Guaranty and Support Agreement, dated as of November 23, 2016, by and between Magellan Petroleum Corporation and GE Oil & Gas, Inc. (filed with the SEC on November 29, 2016 as Exhibit 10.1 to the Current Report on Form 8-K of Magellan Petroleum Corporation and incorporated herein by reference)

23.1	Consent of EKS&H LLLP, independent registered public accounting firm for Magellan +
23.2	Consent of Deloitte & Touche LLP, independent auditor for Tellurian Services LLC +
23.3	Consent of Davis Graham & Stubbs LLP (included in Exhibits 5.1 and 8.1 above) ++
24.1	Powers of Attorney ++
99.1	Form of Proxy Card for Magellan Petroleum Corporation ++
99.2	Form of Proxy Card for Tellurian Investments Inc. ++
99.3	Consent of Petrie Partners Securities, LLC +
99.4

Preferred Stock Purchase Agreement, dated as of November 23, 2016, by and between Tellurian Investments Inc. and GE Oil & Gas, Inc. (filed with the SEC on November 29, 2016 as Exhibit 99.1 to the Current Report on Form 8-K of Magellan Petroleum Corporation and incorporated herein by reference)

99.5

Amended and Restated Certificate of Incorporation of Tellurian Investments Inc. (filed with the SEC on November 29, 2016 as Exhibit 99.2 to the Current Report on Form 8-K of Magellan Petroleum Corporation and incorporated herein by reference)

101.INS 101.SCH 101.CAL 101.DEF 101.LAB 101.PRE

XBRL Instance Document +

XBRL Taxonomy Extension Schema Document +

XBRL Taxonomy Extension Calculation Linkbase Document +

XBRL Taxonomy Extension Definition Linkbase Document +

XBRL Taxonomy Extension Label Linkbase Document +

XBRL Taxonomy Extension Presentation Linkbase Document +

+	Filed herewith.

*	Pursuant to Item 601(b)(2) of Regulation S-K, Magellan has omitted certain schedules to the exhibit. Magellan agrees to supplementally furnish a copy of any omitted schedule to the SEC upon request.

++	Previously filed.